Form 20-F
period 2022-12-31
Telesat Corp
filed 2023-03-29
CIK 1845840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

FORM 20-F

__________________________

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ________________________ to ________________________

Commission file number 001-41083

_______________________

TELESAT CORPORATION

(Exact name of Registrant as specified in its charter)

_______________________

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

c/o Telesat Canada
160 Elgin Street
Suite 2100
Ottawa, Ontario, Canada K2P 2P7
Tel: (613) 748-8700

(Address of principal executive offices)

__________________________

Christopher S. DiFrancesco
Vice President, General Counsel and Secretary
c/o Telesat Canada
160 Elgin Street
Suite 2100
Ottawa, Ontario, Canada K2P 2P7
Tel: (613) 748-8700 ext. 2268
cdifrancesco@telesat.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

None
(Title of Class)

__________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At December 31, 2022, 12,692,450 Class A Common Shares and Class B Variable Voting Shares, 112,841 Class C Shares, 3 Special Voting Shares, and 1 Golden Share were issued and outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

EXPLANATORY NOTE

Unless otherwise stated, references to “Telesat,” the “Company,” “we,” “us” or “our” in this Annual Report refers to Telesat Canada and its subsidiaries before the closing of the Transaction, and to Telesat Corporation and its subsidiaries (including Telesat Canada) after the closing of the Transaction.

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

Unless otherwise stated, references to “Telesat,” the “Company,” “we,” “us” or “our” in this annual report refers to Telesat Canada and its subsidiaries before the closing of the Transaction, and to Telesat Corporation and its subsidiaries (including Telesat Canada) after the closing of the Transaction.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. In addition, Telesat Corporation or its representatives have made or may make forward- looking statements, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the SEC, and press releases or oral statements made with the approval of an authorized executive officer of Telesat Corporation. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties which are described in the section of this Annual Report entitled “Risk Factors.” Risks and uncertainties include but are not limited to (1) risks associated with financial factors, including inflation, swings in the global financial markets, increases in interest rates and access to capital; (2) risks associated with satellite services, including dependence on large customers, launch delays and failures, in-orbit failures and competition; (3) risks and uncertainties associated with Telesat Lightspeed, including overcoming technological challenges, access to spectrum and markets, governmental restrictions or regulations, supply chain disruptions, raising sufficient capital to design and implement the system and competition from other low earth orbit systems; (4) regulatory risks, such as the effect of industry and government regulations that affect Telesat Corporation; and (5) other risks, including risks relating to and resulting from the COVID-19 pandemic. The foregoing list of important factors is not exclusive. Furthermore, Telesat Corporation operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond Telesat Corporation’s control.

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

“Class C Limited Voting Shares” means the Class C limited voting shares of Telesat Corporation.

“Class C Shares” means, together, the Class C Fully Voting Shares and the Class C Limited Voting Shares.

“Class C Special Voting Share” means the Class C Special Voting Share of Telesat Corporation.

“Class C Units” means the Class C units of Telesat Partnership.

“Closing” means the consummation of the transactions which occurred on the First Closing Day (November 18, 2021) and the Second Closing Day (November 19, 2021).

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

A.     Reserved

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

•        Changes in consumer demand for traditional television services and expansion of terrestrial networks have adversely impacted the growth in subscribers to direct-to-home (“DTH”) television services in North America, which may continue to adversely impact revenues. Fluctuations in available satellite capacity could also adversely affect Telesat’s results.

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

•        Telesat operates in a highly regulated industry and government regulations may adversely affect its ability to access certain markets, sell its services, or increase the price of such services or otherwise limit its ability to operate or grow its business.

Risks Relating to Telesat’s Liquidity and Capital Resources

•        Telesat’s level of indebtedness is expected to increase and reduce its financial flexibility.

•        Telesat’s business is capital intensive, and restrictions on its ability to incur additional debt and to take other actions may significantly impair its ability to obtain other financing.

Risks Relating to Tax Matters

•        The acquisition, ownership and disposition of Telesat Public Shares and Telesat Partnership Units may have adverse U.S. tax consequences for shareholders of Telesat Corporation, including: Telesat Corporation may have been a passive foreign investment company (a “PFIC”) for 2021 or 2022 and could be classified as a PFIC in 2023 and subsequent taxable years; Telesat Corporation or Telesat Partnership could be treated as a U.S. corporation or as a surrogate foreign corporation for U.S. federal income tax purposes and Loral could be treated as an expatriated entity; the IRS could recharacterize the receipt of Telesat Partnership Units as a receipt of Telesat Public Shares; and Non-U.S. Holders of Telesat Partnership Units will generally be subject to U.S. withholding with respect to dividends received by Telesat Partnership from Loral.

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

Telesat Corporation has experienced and continues to experience intermittent anomalies with certain amplifiers in the Ka-band and Ku-band payloads on Anik F2. Boeing, the manufacturer, has completed its investigation of these anomalies. The majority of the affected Ka-band units continue to remain in service through modifying operational configurations. The Ku-band traveling-wave-tube amplifiers (“TWTAs”) that were affected as a result of these anomalies have failed. All but two of the failed transponders were replaced using spares and many of the Ku-band TWTAs currently in service have no further spares left to replace them should they fail. Anik F2 has experienced an anomaly with one of its two telemetry transmitters. While the failure of a single telemetry transmitter does not impact satellite operations or the service Telesat Corporation provides to its customers, in the event Telesat Corporation is unable to restore any redundancy and the second telemetry transmitter were to fail, Telesat Corporation would cease receiving important information from the satellite regarding its position in orbit and health and Telesat Corporation’s ability to operate the satellite would be adversely affected. A software patch for the satellite was developed by Boeing to provide telemetry to support operations in the event of a failure of the second transmitter and was implemented on the satellite in February 2013. Telesat Corporation’s Anik F2 satellite has also experienced anomalies on two of the station-keeping thrusters. One of the thrusters has failed while the second continues to support operations with some constraints. Alternative operational methods were implemented to enable continued operations utilizing the remaining thrusters. The alternative operational methods were less fuel efficient and as a consequence, there was a reduction in the station kept lifetime of the satellite and the satellite commenced inclined orbit operations in December 2022. There is a small Ka-band payload on Anik F3 which experienced an anomaly following launch. Telesat Corporation implemented a plan to remedy the effect of this anomaly and the Ka-band payload is currently operational.

Telstar 11N has experienced anomalies with one of the two batteries that have resulted in a loss of redundancy in the Battery 1 charging system. In the event of another failure in the Battery 1 charge electronics system the satellite will be required to be operated using Battery 2 only.

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

For all but one of Telesat Corporation’s geostationary (“GEO”) satellites, the current expected end-of-orbital maneuver life date goes beyond the manufacturer’s end-of-service life date. A number of factors will affect the actual commercial service lives of Telesat Corporation satellites, including: the amount of propellant used in maintaining the satellite’s orbital location or relocating the satellite to a new orbital location (and, for newly-launched satellites, the amount of propellant used during orbit raising following launch); the durability and quality of their construction; the performance of their components; conditions in space such as solar flares and space debris; operational considerations, including operational failures and other anomalies; and changes in technology which may make all or a portion of its satellite fleet obsolete.

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

Telesat Corporation’s current satellite insurance does not protect it against all satellite-related losses that it may experience, and it does not have in-orbit insurance coverage for all of the satellites in its fleet. As of December 31, 2022, the total net book value of Telesat Corporation’s six in-orbit GEO satellites for which Telesat Corporation does not have insurance (Nimiq 2, Anik F1, Anik F1R, Anik F2, Anik F3 and ViaSat-1) was approximately $15.4 million. Telesat Corporation’s insurance does not protect it against business interruption, loss of revenues or delay of revenues. Telesat Corporation’s existing launch and in-orbit insurance policies include specified exclusions, deductibles and material change limitations, and future insurance policies are expected to continue to include such features. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, antisatellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting the satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to Telesat Corporation’s customers.

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

For the year ended December 31, 2022, Telesat Corporation’s top five customers together accounted for approximately 60% of its revenues. As at December 31, 2022, Telesat Corporation’s top five backlog customers together accounted for approximately 81% of its backlog. If any of its major customers choose not to renew their contracts at the expiration of the existing terms or are able to negotiate concessions, particularly on price, it could have a material adverse effect on results of operations, business prospects and financial condition. Telesat Corporation customers could experience a downturn in their business or find themselves in financial difficulties, which could result in their ceasing or reducing their use of Telesat Corporation services or becoming unable to pay for services they had contracted to buy. In addition, some of Telesat Corporation’s customers’ industries are undergoing significant consolidation, and Telesat Corporation customers may be acquired by each other or other companies, including by Telesat Corporation competitors. Such acquisitions could adversely affect Telesat Corporation’s ability to sell services to such customers and to any end-users whom they serve. Some customers have in the past defaulted, and customers may in the future default, on their obligations to Telesat Corporation due to bankruptcy, lack of liquidity, operational failure or other reasons. Such defaults could adversely affect revenues, operating margins and cash flows. If Telesat Corporation’s contracted revenue backlog is reduced due to the financial difficulties of its customers, revenues, operating margins and cash flows would be further negatively impacted.

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

The availability and cost to Telesat Corporation of external financing depends on a number of factors, including its credit rating and financial performance and general market conditions. Telesat Corporation’s ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the satellite services sector in particular. Declines in expected future revenues under contracts with customers and challenging business conditions faced by Telesat Corporation customers are among the other factors that may adversely affect Telesat Corporation’s credit and access to the capital markets. Other factors that could impact Telesat Corporation’s credit rating include the amount of debt in its current or future capital structure, activities associated with strategic initiatives, the health of its satellites, the success or failure of its planned launches, its expected future cash flows and the capital expenditures required to execute its business strategy. The overall impact on its financial condition of any transaction that it pursues may be negative or may be negatively perceived by the financial markets and rating agencies and may result in adverse rating agency actions with respect to Telesat Corporation’s credit rating and access to the capital markets. Long-term disruptions in the capital or credit markets as a result of uncertainty, inflation, rising interest rates or recession, changing or increased regulation or failures of significant financial institutions could adversely affect its access to capital. A credit rating downgrade or deterioration in Telesat Corporation’s financial performance or general market conditions could limit its ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available and, in either case, could result in Telesat Corporation deferring or reducing capital expenditures, including on new or replacement satellites.

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

In order to replace a GEO satellite prior to its end of service life, the construction of a replacement GEO satellite must commence approximately three to five years prior to the expected end of service life of the satellite then in orbit. Typically, the construction, launch and insurance of a GEO satellite costs in the range of US$200,000,000 to US$500,000,000. There is no assurance that Telesat Corporation will have sufficient cash, cash flow or be able to obtain third-party or shareholder financing to fund such expenditures on favorable terms, if at all. Moreover, the Telesat Corporation Articles provide that the power of Telesat Corporation’s board to issue securities of Telesat Corporation cannot be delegated to a committee, and, consequently, so long as designees of PSP Investments and MHR hold a combined majority of the seats on Telesat Corporation’s board, the approval of at least the designees of PSP Investments or of MHR is required for Telesat Corporation to issue securities. In the event that Telesat Corporation determines to finance expenditures to replace satellites by issuing securities, such designees could block such a financing.

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

In the event we are unable or choose not to replace a satellite at the end of its life, we will need to provide our customers with alternate capacity in order to maintain our customers and the revenue associated therewith and acquiring such alternate capacity may increase our costs of providing services. We do not intend to replace all our satellites that are nearing their end of life. While we are currently considering the potential to extend the life of certain of our satellites nearing their end of life, there can be no assurance that we will acquire any life extension services or that such life extension services would be successful. For some of our GEO satellites, we intend to provide continuity of service to our customers at the end of life of those satellites by transitioning services to our Lightspeed constellation. Given that the entry into service of our Lightspeed constellation has been delayed, we may be unable to provide many of our customers on satellites nearing their end of life with continuity of service. If we are unable to provide continuity of service to our customers by extending the life of such satellites, providing alternate capacity on other satellites, including our Lightspeed constellation, our revenue would decline.

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

Any delays in the design, construction or launch of its satellites could have a material adverse effect on Telesat Corporation’s results of operations, business prospects and financial condition. There are a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality Telesat Corporation requires, including Airbus Defence and Space, Thales Alenia Space, Boeing, Lockheed Martin, MELCO, Northrop Grumman (formerly Orbital) and Maxar. Telesat Corporation also relies on the manufacturers of its satellites to provide support throughout the life of the satellite in the event it should suffer an anomaly. If any of its manufacturers’ businesses fail, it could adversely impact Telesat Corporation’s ability to overcome a satellite anomaly and maintain its satellites in service, in whole or in part. There is also a limited number of suppliers able to launch such satellites, including Arianespace, Mitsubishi Heavy Industries, SpaceX, Blue Origin and Lockheed Martin. Should any of its manufacturers’ or launch suppliers’ businesses fail, it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of Telesat Corporation’s manufacturers or launch suppliers could also result in the delay of the design, construction or launch of satellites. Certain launch providers may be unavailable to us either because they are unwilling to provide us with services, because they compete with us or for other reasons, or because we are unable to access their services for regulatory reasons, including as a result of government sanctions.

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

A substantial amount of Telesat Corporation’s revenue is earned from customers who use its services to provide DTH television services to the public in North America. For the year ended December 31, 2022, approximately 95% of Telesat Corporation’s broadcast revenue was derived from North American DTH television services. For various reasons, the number of DTH subscribers to whom Telesat Corporation’s customers provide services has been decreasing. In many regions of the world, including North America, the terrestrial networks with which Telesat Corporation competes continue to expand. Terrestrial networks have advantages over traditional DTH services for the delivery of two-way services, such as on-demand video services. Moreover, one of Telesat Corporation’s largest DTH customers also has a substantial fiber terrestrial broadcast distribution network that it is continuing to expand, which has led to certain of their own DTH customers migrating to their terrestrial network. The migration of DTH customers to terrestrial networks, in order to access improved two-way services or for other reasons, could continue to decrease the demand for Telesat Corporation’s services, adversely impacting future revenue and financial performance.

The continued growth of “over-the-top” (“OTT”) video distribution (e.g., Netflix) may also have an adverse impact on Telesat Corporation’s broadcast business. OTT distribution is an on-demand (i.e., non-linear) platform that provides delivery of broadcasting services to consumers through an internet service provider that may not be involved in the control or distribution of the content itself. The growth of OTT distribution has had a negative impact on the demand for the services of Telesat Corporation’s large DTH customers, which has decreased, and could continue to decrease, demand for Telesat Corporation’s broadcast satellite capacity.

Reductions in government spending could reduce demand for Telesat Corporation’s services.

Governments, in particular the U.S. government, purchase a substantial amount of satellite services from commercial satellite operators, including Telesat Corporation. Spending authorizations for defense-related and other programs by the U.S. government have fluctuated in the past, and future levels of expenditures and authorizations for these programs may decrease, remain constant or shift to programs in areas where Telesat Corporation does not provide services. Budget uncertainty, the potential for U.S. government shutdowns, and the federal debt ceiling can adversely affect our industry and the funding for our services. To the extent the U.S. government and its agencies reduce spending on commercial satellite services, this could adversely affect Telesat Corporation’s revenue and operating margins. Many governments provide funding for satellite services that are used to provide broadband connectivity to rural and remote communities and those with limited terrestrial infrastructure. To the extent these governments reduce spending on satellite services, as a result of the need to reduce overall spending during periods of fiscal restraint, to reduce budget deficits or otherwise, demand for Telesat Corporation’s services could decrease which could adversely affect revenue, the prices it is able to charge for its services and results of operations, business prospects and financial condition.

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

The availability of satellite capacity has fluctuated over time, characterized by periods of undersupply of capacity, followed by periods of substantial new satellite construction which is, in turn, followed by an oversupply of available capacity. The industry appears to be currently experiencing a period of oversupply. Given the number of new satellites launched over the past several years, many of which contain high throughput payloads, as well as the number of satellite constellations being deployed and under development, unless Telesat Corporation experiences a corresponding increase in demand, the next several years are likely to continue to be characterized by an oversupply of capacity. In addition, changes in technology could introduce a substantial amount of new capacity into the market, further exacerbating the oversupply problem. An oversupply of capacity leads to a decrease in rates charged for satellite services, which could adversely affect Telesat Corporation’s results of operations and cash flows.

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

Telesat Corporation provides point-to-point and point-to-multipoint services for voice, data and video communications and for high-speed internet access. Telesat Corporation competes against global competitors who are substantially larger than us in terms of both the number of satellites in orbit as well as in terms of revenues. Due to their larger sizes, these operators are able to take advantage of greater economies of scale, may be more attractive to customers, may have greater flexibility to restore service to their customers in the event of a partial or total satellite failure and may be able to offer expansion capacity for future requirements. Telesat Corporation also competes against regional satellite operators who may enjoy competitive advantages in their local markets.

Telesat Corporation’s business is also subject to competition from ground-based forms of communications technology. For many point-to-point and other services, the offerings provided by terrestrial companies can be more competitive than the services offered via satellite. A number of companies are increasing their ability to transmit signals on existing terrestrial infrastructures, such as fiber optic cable, DSL (digital subscriber line) and terrestrial wireless transmitters often with funding and other incentives provided by government. The ability of any of these companies to increase their capacity and/or the reach of their network significantly would likely result in a decrease in the demand for Telesat Corporation’s services. Increasing availability of capacity from other forms of communications technology can create an excess supply of telecommunications capacity, decreasing the prices Telesat Corporation would be able to charge for its services under new service contracts and thereby negatively affecting profitability. New technology could render satellite-based services less competitive by satisfying consumer demand in other ways. See: “Changes in technology could have a material adverse effect on Telesat Corporation’s results of operations, business prospects and financial condition”. Telesat Corporation also competes for local regulatory approval in places where more than one provider may want to operate, and with other satellite operators for scarce frequency assignments and a limited supply of orbital locations.

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

The implementation of new technologies that can provide increased capacity to end-users at lower cost may reduce demand for Telesat Corporation’s services. Many of the new GEO satellites deployed over the last several years and replacement satellites expected to be deployed in the near term will be high throughput satellites (“HTS”), which are able to transmit substantially more data than pre-existing satellites or may include high throughput payloads. These satellites may decrease demand and/or prices for traditional satellite capacity. While Telesat Corporation owns the high throughput Canadian payload on ViaSat-1, and has incorporated high throughput payloads on its Telstar 12 VANTAGE satellite, Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites, the introduction of more, and more capable, HTS by other operators into the markets in which Telesat Corporation participates could have a material adverse effect on results of operations, business prospects and financial condition.

A number of NGSO satellite projects are in development, production, in the process of being deployed, or in operation which could have significant advantages over GEO satellite systems, in particular for latency sensitive applications. These will substantially increase the amount of available capacity in the marketplace, potentially decreasing demand for GEO satellite services. In addition to new satellite technologies, new projects which could compete with traditional satellite services have been announced, including for the provision of telecommunications services using balloons or drones.

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

Telesat Corporation’s business and results of operation have been and may continue to be adversely affected by COVID-19, and by measures taken to prevent its spread, including any further restrictions on travel, imposition of quarantines, cancellation of events, remote working, and closure of workplaces and other businesses. Telesat Corporation’s business and results of operations may also be negatively impacted by the adverse effect that COVID-19 has had and may continue to have on global economic activity, which may include continued inflation and/or a period of prolonged global or regional economic slowdowns or recessions. COVID-19 could also impact Telesat Corporation’s ability to attract capital to finance business strategies, such as the development of the Lightspeed constellation and its related network, and also could increase Telesat Corporation’s cost of borrowing.

As previously disclosed, Telesat Corporation’s customers in the maritime and aeronautical markets were significantly impacted by the COVID-19 pandemic and measures implemented in response to it. At the request of some of these customers, Telesat Corporation agreed to amend the terms of certain of their contracts to mitigate the adverse financial impact COVID-19 had on their respective businesses, which reduced and/or delayed our revenues from these customers. Other customers may make similar requests in the future and Telesat Corporation may enter into similar arrangements. In addition, certain of Telesat Corporation’s maritime and aeronautical customers have been through voluntary bankruptcy proceedings. As a result, Telesat Corporation had to record a provision for bad debt expense for certain accounts receivables with these customers given the risk that Telesat Corporation may not receive payment for all, or substantially all, of the amounts owed to Telesat Corporation. Although our maritime and aeronautical customers’ businesses have generally improved, the adverse effects of the COVID-19 pandemic could result in some of Telesat Corporation’s other customers entering into bankruptcy in the future, or otherwise defaulting on their obligation to pay for Telesat Corporation’s services, including the customers to whom Telesat Corporation has provided contractual relief. Further, bankruptcy laws permit the party in bankruptcy to choose to reject any existing contracts they have entered into and in certain cases these customers chose to reject contracts they had with Telesat Corporation, thereby voiding the customers’ obligations under those contracts, which adversely impacted Telesat Corporation’s revenues. Moreover, Telesat Corporation may not be able to sell the resulting excess capacity on favorable terms, if at all. In any of these circumstances, Telesat Corporation’s revenues, operating income and cash flows would be negatively impacted.

Telesat Corporation purchases equipment from third-party suppliers and depends on those suppliers to deliver, maintain and support these products to the contracted specifications in order to meet Telesat Corporation’s service commitments to Telesat Corporation’s customers. There are a limited number of manufacturers that are able to design and build satellites and ground terminals according to the technical specifications and standards of quality Telesat Corporation requires and a limited number of launch providers that are able to launch Telesat Corporation’s satellites. If Telesat Corporation’s suppliers are not able to deliver goods and services due to operational challenges, temporary or permanent shutdowns, severe financial hardship or bankruptcy, or disruptions in their own supply chains, due to the impact of the COVID-19 pandemic or for other reasons, Telesat Corporation’s ability to meet Telesat Corporation’s service commitments to Telesat Corporation’s customers may be adversely affected. See “Global Supply Chain issues and inflation have delayed completion of our financing arrangements and commencement of construction of our Telesat Lightspeed constellation and have caused, and may continue to cause, the costs of the program to increase, which may negatively impact our ability to successfully deploy our Telesat Lightspeed constellation.”

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

The assets listed on Telesat Corporation’s consolidated balance sheet as at December 31, 2022 include goodwill with a carrying value of approximately $2,446.6 million and other intangible assets with a carrying value of approximately $756.9 million. Goodwill and other intangible assets are qualitatively assessed for indicators of impairment. If the qualitative assessment concludes an indication of impairment, a quantitative impairment test of goodwill and other intangible assets (such as orbital locations) with indefinite useful lives is undertaken. Telesat Corporation measures for the quantitative impairment test using a projected discounted cash flow method and confirms the assessment using other valuation methods.

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

A substantial amount of Telesat Corporation’s goodwill and intangible asset value is supported by the planned Telesat Lightspeed constellation. If it were determined that the Telesat Lightspeed constellation program was unlikely to proceed, it is likely that Telesat Corporation’s goodwill and intangible assets would be deemed to be impaired.

If Telesat Corporation’s goodwill or other intangible assets are deemed to be impaired in whole or in part, it could be required to reduce or write-off such assets, which could have a material adverse effect on its financial condition.

Significant changes in exchange rates could have a material adverse effect on financial results.

Telesat Corporation’s main foreign currency exposures as of December 31, 2022 lie in its U.S. dollar denominated debt financing and cash and cash equivalents. In addition, approximately 54% of revenue, 37% of operating expenses, 100% of interest expense on indebtedness and the majority of capital expenditures were denominated in U.S. dollars for the year ended December 31, 2022.

As a result of an decrease in the value of the Canadian dollar against the U.S. dollar at December 31, 2022 compared to December 31, 2021, Telesat recorded a foreign exchange loss of approximately $239.6 million for the year ended December 31, 2022. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) indebtedness and (decreased) increased net income as at December 31, 2022 by $192.7 million. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) cash and cash equivalents by $77.3 million, increased (decreased) net income by $21.5 million and increased (decreased) other comprehensive income by $55.8 million as at December 31, 2022. In addition, for the year ended December 31, 2022, a five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) revenue by $20.4 million, operating expenses by $4.8 million, and interest expense by $9.8 million. These analyses assume that all other variables remain constant.

A portion of Telesat Corporation revenues comes from contracts which are denominated in Brazilian Reais. Any decrease in the value of the Brazilian Reais against the Canadian dollar would reduce revenues.

Significant changes in exchange rates could materially increase interest and other payment obligations under Telesat Corporation’s financing arrangements.

As at December 31, 2022, the Canadian dollar equivalent of Telesat Corporation’s debt, excluding deferred financing costs, loss on repayment and prepayment options was $3,853.2 million. As at December 31, 2022, if the value of the Canadian dollar against the U.S. dollar increased (decreased) by $0.01, indebtedness would have decreased (increased) by $28.4 million. Changes in exchange rates impact the amount that Telesat Corporation pays in interest, and may significantly increase the amount that it is required to pay in Canadian dollar terms to redeem its Senior Secured Notes, 2026 Senior Secured Notes or Senior Notes, either at maturity, or earlier if redemption rights are exercised or other events occur which require it to offer to purchase its Senior Secured Notes, 2026 Senior Secured Notes or Senior Notes prior to maturity, and to repay funds drawn under the Senior Secured Credit Facilities.

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

Risks Relating to Telesat Corporation’s Lightspeed Constellation

Global supply chain issues and inflation have delayed completion of our financing arrangements and commencement of construction of our Telesat Lightspeed constellation and have caused, and may continue to cause, the costs of the program to increase, which may negatively impact our ability to successfully deploy our Telesat Lightspeed constellation.

The COVID-19 pandemic has negatively impacted global supply chains and there continues to be a worldwide shortage in the supply of numerous items, including many electronic components such as diodes, computer chips and resistors, that are required for the manufacture of automobiles as well as our Telesat Lightspeed satellites. Thales Alenia Space (“TAS”), our proposed primary vendor for the Lightspeed program, has advised us that global supply chain constraints on the availability of certain components required for the development and construction of our Lightspeed constellation will extend the expected construction timeline and delay entry into service of the Lightspeed constellation.

TAS has also advised us that these supply chain issues have increased the price of some of the components required for the construction of the Lightspeed Constellation. In addition to supply chain issues, global inflation has adversely impacted the cost of many of the materials, components and services required to deploy the Telesat LightSpeed constellation. As a result of these increased costs, we now expect to deploy less than the 298 satellites we had planned to initially launch and we will need to raise more capital. We may not be able to do so, either because our business case is insufficient to support additional borrowings or attract additional equity, or for other reasons. See “Telesat Corporation may be unable to raise sufficient capital to fund the Lightspeed constellation and Telesat Corporation may ultimately be unable to, or choose to not, proceed with the project”.

These developments have delayed our ability to finalize and execute construction contracts with suppliers and finalize our financing arrangements with certain Export Credit Agencies, impacting our ability to commence construction, further negatively impacting the timeline of the program.

As a result of the expected delay in the entry into service of the Lightspeed constellation and our anticipated need to reduce the number of satellites we are able to deploy, we will not be able to meet some of the regulatory milestones under our spectrum authorizations. In particular, we do not expect to be able to meet the current milestones under our U.S. first round market access grant and we may not be able to get an extension of these milestones. For more information see “Risks Related to Regulatory Matters”.

As a result of these developments, it is possible that we may not be able to proceed with our chosen prime supplier and may instead seek to work with other suppliers to advance our Lightspeed plans, and there is a risk that we may not be able to do so or, alternatively, we may be able to do so only in a manner which may further delay our program or give rise to additional technical or commercial risks.

Any delay in the deployment of our Lightspeed constellation may adversely impact our ability to attract customers. See “Telesat Corporation faces robust competition to build and effectively deploy its Lightspeed constellation, and/or the pursuit of a LEO constellation may negatively impact Telesat Corporation’s existing business.”

There are numerous technological risks and uncertainties associated with Telesat Corporation’s planned Lightspeed constellation which may cause it to be unsuccessful and have a material adverse effect on Telesat Corporation’s results of operations, business prospects and financial condition.

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

Launch failures may result in delays in the deployment of satellite constellations because of the need to construct replacement satellites. A delay or perceived delay in launching the planned Lightspeed constellation may cause Telesat Corporation’s customers to move to another satellite provider. As of the date of this annual report, Telesat Corporation has not received any prepayments from customers of its Telesat Lightspeed constellation that would need to be refunded in the event of significant delays in launching such satellites (nor would there be other contractual penalties or damages to such customers for such delays). It is possible that future agreements may include prepayments for services which would need to be repaid, or provide for other contractual penalties or damages, if the Telesat Lightspeed constellation is delayed. Any launch failure, underperformance, delay or perceived delay could have a material adverse effect on results of operations, business prospects and financial condition.

Telesat Corporation may be unable to raise sufficient capital to fund the Lightspeed constellation and Telesat Corporation may ultimately be unable to, or choose to not, proceed with the project.

The implementation of Telesat Corporation’s planned Lightspeed constellation will require a substantial outlay of capital and Telesat Corporation may not be able to raise sufficient capital to successfully develop and commercialize the project. See “— Telesat Corporation’s business is capital intensive and it may not be able to raise adequate capital to finance its business strategies, or it may be able to do so only on terms that significantly restrict its ability to operate its business.” While Telesat Corporation has announced that it has selected TAS to be the prime manufacturer for the Lightspeed constellation and MacDonald Dettwiler and Associates (“MDA”) to manufacture the phased array antennas on the satellites, we do not expect to execute definitive manufacturing agreements with TAS and MDA, commence full construction activities or be in a position to provide a final constellation deployment schedule until we are able to sufficiently progress the financing for the program. Similarly, while Telesat Corporation has announced that the

Government of Canada (“GoC”) intends to invest $1.44 billion into the planned Lightspeed constellation and the Government of Quebec (“GoQ”) intends to invest $400 million, these investments are subject to a number of conditions including the entering into of a further, definitive agreements, including definitive agreements with other lenders for the balance of funds required to complete the program, which, for various reasons, may not occur. Telesat Corporation also anticipates that it will require additional equity funding and, while it is currently in discussions with additional equity financing sources, those discussion may not be successful either because we are unable to conclude an agreement with these parties or because we are unable to obtain regulatory approval of the transaction. See “— ADDITONAL INFORMATION — Investment Canada Act”. Even if Telesat Corporation is able to enter into definitive agreements with the GoC, GoQ, other lenders, and equity financing sources, it expects it will be required to meet certain conditions precedent which, if not obtained, may restrict Telesat Corporation’s access to funds from the GoC, GoQ, other lenders, and equity financing sources. If unable to raise sufficient capital, Telesat Corporation will not be able to build and deploy its Lightspeed constellation which could have a material adverse effect on Telesat Corporation’s operations, business prospects and financial condition.

Telesat Corporation and the GoC may be unable to agree on definitive documentation related to the GoC’s $1.44 billion investment, and even if definitive documentation is executed, there is no guarantee that the investment will be advantageous for Telesat Corporation or its subsidiaries and the exercise of any warrants granted to the GoC in connection therewith would be dilutive.

On August 12, 2021, Telesat announced that it expects to receive a $1.44 billion investment from the GoC to support Telesat Lightspeed. See “Business — Our GEO Business and Our LEO Opportunity — Overview of Telesat Lightspeed”. A binding obligation with respect to the GoC’s investment will only be created upon completion of definitive documentation that will contain the terms set out in the term sheet entered into by Telesat and the GoC (the “Term Sheet”) in addition to such other representations, warranties, covenants, indemnities, defaults, and other terms and conditions (including fees and expenses, increased costs, tax (including customary gross-up and indemnity provisions for any non-resident withholding tax) and other provisions) as the GoC may reasonably require, which are usual and customary for transactions of this nature. Moreover, the GoC’s investment is in all respects subject to, among other things, ongoing due diligence, negotiation of satisfactory binding legal documentation and required governmental approvals. Consequently, due to the foregoing and other factors, some of which are outside Telesat Corporation’s control, the parties may be unable to reach an agreement with respect to definitive documentation, or the terms of definitive documentation may differ from the terms and conditions described in the Term Sheet. Furthermore, there are conditions to the funding of the GoC’s investment, and the satisfaction of those conditions is not entirely within Telesat Corporation’s control. The execution of definitive documentation related to the GoC’s investments will require agreement by Telesat Corporation and the GoC on various terms, some of which may not be contained in the Term Sheet and some of which may not be contemplated at this time. The definitive documentation with respect to the GoC’s investment will contain various affirmative and negative covenants, some of which may restrict Telesat Corporation’s ability to conduct its business and which Telesat Canada and Telesat Corporation may find onerous. Further, given the delays in the Telesat Lightspeed program and the steps Telesat may take to mitigate the increase in its anticipated cost, Telesat Corporation will likely be unable to meet all of the covenants as set out in Terms Sheet and will need to renegotiate these terms and may not be successful. While Telesat will attempt to negotiate definitive documentation for the GoC’s investment, there is no guarantee it will be successful in doing so.

In connection with the investment from the GoC to support Telesat Lightspeed, Telesat expects to, among other things, grant to the GoC warrants to purchase a number of Telesat Public Shares with an aggregate price equal to (i) 10% of the principal amount of the loan and (i) 10% of the subscription amount of the preferred equity investment in Telesat LEO Inc. at an exercise price equal to the 180-day volume weighted average trading price of the Telesat Public Shares on the Nasdaq immediately after the listing of the Telesat Public Shares. Any exercise of such warrants would result in dilution to the other shareholders of Telesat Corporation. See “Risks Relating to the Ownership of Telesat Public Shares and Telesat Partnership Units — Telesat Corporation may raise additional funds through the sale of equity, which may be highly dilutive, may include terms with preferences that could adversely affect the rights of the shareholders of Telesat Corporation and/or may cause the market price of Telesat Public Shares to decline.”

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

Telesat Corporation’s planned Lightspeed constellation will offer an end-to-end data service such that Telesat Corporation will be responsible for system performance from the Point of Presence (where the constellation connects to either a customer’s private network or to the terrestrial internet) through the Lightspeed network to the end-user’s terminal. This contrasts with Telesat Corporation’s current GEO satellite services, from which Telesat Corporation currently derives a majority of its revenue, where Telesat Corporation primarily provides customers with access to its GEO satellites, and customers then combine this capacity with ground (hub) equipment to create a connectivity service. Telesat Corporation’s failure to develop new supporting technologies, processes and procedures, competencies, and other capabilities to support the Lightspeed constellation may materially impact its ability to commercialize the Lightspeed constellation. Additionally, Telesat Corporation’s Lightspeed constellation will require an advanced ecosystem to support LEO service installation and provisioning, including user terminals and related installs, which we currently do not possess at the scale that will be required.

Telesat Corporation’s effective monetization of its Lightspeed constellation may require Telesat Corporation to provide ancillary services to combine with Telesat Corporation’s LEO services, as customers may demand these services to create a complete solution for their communications requirements. Some examples of ancillary services are trained third parties who can install and maintain Telesat Corporation’s LEO terminals. Telesat Corporation does not currently have these capabilities, and may be required either to develop such capabilities in house or partner with third parties to deliver these capabilities, and Telesat Corporation cannot assure you that it will be able to successfully establish such capabilities. A material part of Telesat Corporation’s anticipated revenues from its planned Lightspeed constellation will come from geographies where Telesat Corporation does not have a significant presence today, including Europe, Africa and Asia, and the expansion of Telesat Corporation’s capabilities in other geographies where it currently has operations. Telesat Corporation’s failure to expand its sales and distribution capabilities in these geographies could cause the Lightspeed constellation to fail to achieve commercial viability.

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

Telesat Corporation’s projected revenues from its Lightspeed constellation are based on the anticipated expansion of the market for satellite services, which assumes that the availability of higher quality, lower priced services will lead to increased uses of satellite services. However, there may be factors, both internal to and extraneous to Telesat Corporation’s development and deployment of its LEO satellites, that slow market adoption of LEO constellations and cause Telesat Corporation’s LEO revenues to be lower than anticipated. LEO ground terminal antennas require a much greater field of view than GEO antennas because LEO satellites are in constant motion from the perspective of the earth. This may mean that LEO antennas are more difficult to install than anticipated, which could limit the adoption of LEO technology. We will operate our Lightspeed constellation using Ka-band frequencies while some of our competitors are using, or intend to use, Ku-band frequencies which are less susceptible to service outages because heavy rains. An increased level and frequency of outages at Ka-band may negatively impact the size of the market for our Lightspeed services. Additionally, LEO broadband satellite services are a new technology, and potential customers may not be willing to purchase these services until this new technology obtains widespread adoption. In particular, if sufficient LEO terminals are not installed prior to the commencement of global service, it could lead to a failure to achieve anticipated revenues on a timeline that supports Telesat Corporation’s Lightspeed constellation’s commercial viability. Moreover, certain users, particularly governments, may have requirements, including security requirements that Telesat Corporation is unable to meet, leading to lack of access to important markets.

Telesat Corporation’s business plan for the Lightspeed constellation is based on its own analysis of the total addressable market (“TAM”) for the constellation’s services. It is possible that Telesat Corporation’s analysis of the TAM for the Lightspeed constellation is inaccurate and the TAM could be materially smaller than Telesat Corporation’s analysis suggests. Even if Telesat Corporation’s analysis of the TAM for Telesat Lightspeed is accurate, those services may end up being provided by Telesat Corporation’s competitors, some of whom are larger, better financed and will deploy their constellations before Telesat Corporation.

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

The OneWeb and SpaceX constellations have already commenced operations, which may make it more difficult for Telesat Corporation to attract customers for its constellation once it is deployed. Further, to the extent any of the other constellations make use of Ka-band spectrum, as SpaceX and OneWeb do, and as Amazon has indicated it will, it may limit Telesat Corporation’s access to sufficient Ka-band spectrum to operate the Lightspeed constellation efficiently and profitably. See “Risks Relating to Regulatory Matters.” Telesat Corporation also competes with OneWeb, SpaceX, Amazon and other developers of NGSO satellite projects for human capital, and Telesat Corporation may fail to recruit and retain a workforce capable of developing and deploying its planned Lightspeed constellation, which may cause Telesat Corporation to fail to successfully commercialize its Lightspeed constellation.

Some of Telesat Corporation’s competitors have greater access to launch capabilities than Telesat Corporation. SpaceX has its own in-house launch capability and Blue Origin, a company owned by Amazon’s Chairman, CEO and largest shareholder, Jeff Bezos, is significantly advanced in its development of launch vehicles. Each of Amazon’s and SpaceX’s greater access to launch vehicles for its own satellites may give it an advantage over Telesat Corporation since Telesat Corporation does not have in-house capability to launch its own satellites. In addition, SpaceX manufactures, and Amazon intends to manufacture, their own satellites, which may provide them with advantages over us since we are reliant on third parties for the supply of our Lightspeed satellites.

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

Risks Relating to Regulatory Matters

Telesat Corporation operates in a highly regulated industry, is required to obtain numerous governmental authorizations and approvals, and if it fails to obtain or maintain particular authorizations on acceptable terms (including obtaining required modifications of Canadian and US authorizations and meeting their deployment milestones), such failure could delay or prevent it from offering some or all of its services and adversely affect its results of operations, business prospects and financial condition.

Authorizations required to operate satellites

Telesat Corporation operates satellites with ITU frequency rights authorized by Canada, the U.S., Brazil, the U.K. and Tonga. Canada, the U.S. and Brazil also issue associated licenses or grants with conditions as discussed below. In addition, Telesat Corporation has been granted authorization (sometimes referred to as “market access”) to provide services in many countries around the world, while in other countries there is no formal authorization requirement (sometimes referred to as “Open Skies”). Therefore, Telesat Corporation is subject to regulation by government authorities in Canada, the U.S. and Brazil, as well as by other governmental authorities in certain other countries in which it operates.

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

With respect to the Canadian authorization for the Telesat Lightspeed constellation, as a result of delays in the Telesat Lightspeed program, Telesat Corporation will not meet the current, required milestones as set out in the authorization. Accordingly, Telesat Corporation intends to seek to amend the milestones in the authorization. There is no assurance that such amendment request will be approved.

In the U.S., the Federal Communications Commission (“FCC”) regulates the provision of satellite services to, from or within the U.S. Certain of Telesat Corporation’s satellites are owned and operated through a U.S. subsidiary and are licensed by the FCC. This includes Telstar 11N and Telstar 12 VANTAGE. With respect to market access, operators can apply to have their satellites either placed on the FCC’s Permitted Space Station List (for certain frequencies) or be granted a declaratory ruling (for other frequencies). Telesat Corporation’s Anik Fl, Anik FlR, Anik F2, Anik F3, Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE satellites are currently authorized to serve the U.S. market in accordance with these procedures, and some of the frequencies on Telstar 18 VANTAGE have access to the U.S. market through an earth station authorization.

The Telesat Lightspeed constellation has also been granted U.S. market access. The parameters of Telesat Corporation’s current Ka-band Telesat Lightspeed constellation design differ from the parameters of the market access grant from the U.S., which grant was for 117 satellites, and the market access grant from the U.S. is subject to post-grant conditions, including a requirement for providing an updated showing on orbital debris mitigation based on final system design. Telesat applied on May 26, 2020, in the FCC’s second processing round for Ka-band systems, to modify its U.S. market access grant to match the parameters of its current Ka-band Telesat Lightspeed constellation design, including an increase in the number of authorized satellites to operate an expanded constellation of 1,671 satellites. In general, satellites authorized in a later processing round must protect satellites authorized in a previous processing round from interference. There is no assurance that Telesat’s modification application will be approved or, if approved, that it will not have conditions that preclude Telesat Corporation from being able to deliver an acceptable level of service in the U.S. There is also no assurance that the updated showing on orbital debris mitigation for the current design will be approved.

In addition, Telesat’s U.S. first round market access grant for Telesat Lightspeed has deployment milestones that require a certain percentage of the authorized satellites to be in service by a specific date. See “Business — Regulation — United States Regulatory Environment.” Telesat will not be able to meet its first deployment milestone. Telesat plans to seek an extension of this milestone date and a waiver of the FCC’s rules to permit such extension. If an extension is not granted Telesat will lose its first processing round U.S. market access grant either entirely or as to any number of satellites above the number for which the extension is granted. If Telesat were to lose its first processing round grant and if Telesat is not granted access to the U.S. market under a second processing round application, Telesat could be prevented from offering its services in the United States, which could adversely affect results of operations, business prospects and financial condition.

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

Regulatory regimes governing market access

In addition to regulatory requirements governing the use of frequencies, most countries regulate transmission of signals to and from their territory, and Telesat Corporation is required to obtain and maintain authorizations to carry on business in the countries in which it operates. While regulators impose successful coordination with domestic operators as a condition for market access by foreign satellite operators, the U.S., and recently Brazil and the U.K. OFCOM, have adopted different approaches.

A ruling by Brazil effective November 1, 2021 gives domestic, or “national priority” status to foreign satellite operators based on date of receipt of a market access request. Telesat is a foreign license applicant in Brazil and therefore will be required to coordinate with other NGSO operators that have sought market access in Brazil at an earlier date than Telesat.

The U.S. rules, which are agnostic to domestic versus foreign, impose band splitting during in-line interference events if NGSO operators from the same processing round are unable to reach a coordination agreement, and as stated above, generally require systems authorized in subsequent processing rounds to protect systems authorized in previous processing rounds. Under the FCC’s rules, the first operator to launch a Ka-band LEO satellite as part of its authorized constellation will be able to choose which portion of the spectrum it will use when spectrum is split during in-line interference events. While Telesat believes it launched its first Ka-band satellite before other first processing round systems launched theirs, other operators have taken the position that they were first to launch and the FCC has not issued any guidance as to how it will determine who was “first to launch.” There are uncertainties as to how the FCC will apply this rule and as a result, there can be no assurance that Telesat will be deemed first to launch. As a result, the amount of spectrum that may be available to Telesat Corporation for its Telesat Lightspeed constellation in the U.S. is uncertain. In addition, the FCC has an on-going rulemaking proceeding in which it is considering proposals to modify its NGSO spectrum sharing rules. There can be no assurance how the outcome of this proceeding will affect Telesat.

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

Potential impacts of failure to obtain or maintain authorizations and approvals

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

Other potential regulatory impacts

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

Telesat Corporation’s operations may be limited or precluded by ITU rules or processes, including deployment milestones and timelines, and/or by the requirement to coordinate its operations with those of other satellite operators, and/or by the requirement to meet power limits to protect GEO

ITU requirements and interaction with other operators’ filings

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

In the event there is no coordination agreement and interference occurs, the later-in-time system (i.e. the system operating under the ITU filing with lower priority) is obliged to cease causing interference. The ITU rules permit systems to operate on a “non-interference” basis. Among GEO networks there exists at the ITU an agreed methodology to calculate the maximum allowed interference; however, when an NGSO system is involved, so far there is no agreed methodology to determine how much interference a lower priority system can cause and still qualify as operating on a “non-interference” basis. Thus, it is not yet known either how much interference higher priority systems will be subject to from lower priority systems operating on a non-interference basis nor how large an operating impediment it will be for lower priority systems to operate on a non-interference basis. In addition, while the ITU Radio Regulations may require later-in-time systems to coordinate their operations with Telesat Corporation, it cannot guarantee that other operators will conduct their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that Telesat Corporation, or its customers, transmit. In the extreme, this interference could require Telesat Corporation to take steps, or pay or refund amounts to customers that could have a material adverse effect on results of operations, business prospects and financial condition.

Between NGSO systems and GEO networks, in some cases a “first-come, first-served” procedure applies, and the discussion above is applicable. In other cases, NGSO must protect GEO regardless of the timing of the applications by meeting maximum power levels. Telesat Lightspeed can meet those power levels based on the current approach by the ITU to examine compliance; however, the approach to examine compliance is being updated. If certain proposed methods of testing compliance are adopted Telesat Lightspeed could be obliged to reduce power levels, and, depending on the degree of required power reduction, the system capacity could be impacted.

Finally, in the event disputes arise, the ITU’s Radio Regulations do not contain mandatory dispute resolution or enforcement regulations and neither the ITU specifically, nor international law generally, provides clear remedies if the ITU coordination process fails. Failure to coordinate its satellites’ frequencies successfully or to obtain or maintain other required regulatory approvals could have an adverse effect on results of operations, business prospects and financial condition, as well as on the value of the business.

ITU deployment milestones and timelines

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

In accordance with the ITU Radio Regulations, governments have rights to use radio frequency assignments at certain GEO orbital locations and in NGSO orbits. Certain of these governments have, in turn, authorized Telesat Corporation to use these radio frequency assignments. Under the ITU Radio Regulations, Telesat Corporation must bring-into-use (“BIU”) these frequency assignments within a fixed period of time, or the governments in question would lose their international rights, and the frequencies at the GEO orbital location or in the NGSO orbit likely would become available for use by another satellite operator. Once brought into use, the ITU rules require that there not be a period longer than three years in which a satellite is not operating under the orbital parameters of a filing.

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

Telesat has a number of ITU filings which have lower priority than those of certain other Ka-band LEO operators. Operation under a later-in-time filing may put Telesat at a disadvantage with respect to operators having earlier-in-time filings, in the coordination process.

If Telesat Corporation does not obtain required security clearances from, and comply with any agreements entered into with, the U.S. DoD, or if Telesat Corporation does not comply with U.S. law, Telesat Corporation may not be able to continue to sell Telesat Corporation LEO services to the U.S. government.

To participate in classified U.S. government programs, Telesat Corporation may seek and obtain security clearances for one or more of its subsidiaries from the U.S. Department of Defense (“DoD”). Given Telesat Corporation’s foreign domestication, Telesat Corporation has entered into agreements with the U.S. government that may limit its ability to control the operations of this subsidiary, as required under the national security laws and regulations of the U.S. If Telesat Corporation does not obtain and maintain these security arrangements, Telesat Corporation’s ability to sell LEO services to the U.S. Government will be limited. As a result, Telesat Corporation’s business could be materially and adversely affected.

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

Telesat Corporation has a significant amount of debt. As at December 31, 2022, it had total debt of $3,853.2 million and up to US$200.0 million of unused available revolving capacity under the Senior Secured Credit Facilities (not giving effect to $0.2 million of outstanding letters of credit). Telesat Corporation may incur additional debt in the future. The terms of Telesat Corporation’s Senior Secured Credit Facilities, the indenture governing its Senior Secured Notes, the indenture governing its 2026 Senior Secured Notes and the indenture governing its Senior Notes will allow it to incur substantial amounts of additional debt, subject to certain limitations. Its borrowings, current and future, will require interest payments and need to be repaid or refinanced, could require it to divert funds identified for other purposes to debt service and could create additional cash demands or impair its liquidity position and add financial risk for it. Diverting funds identified for other purposes for debt service may adversely affect Telesat Corporation’s business and growth prospects. If it cannot generate sufficient cash flow from operations to service its debt, it may need to refinance its debt at higher rates, dispose of assets, reduce or delay expenditures or issue equity to obtain necessary funds. Telesat Corporation does not know whether it would be able to take any of these actions on a timely basis, on terms satisfactory to it or at all.

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

Telesat Corporation’s ability to make payments on, or repay or refinance its debt, including its Senior Secured Notes, the 2026 Senior Secured Notes and Senior Notes, and to fund planned capital expenditures will depend largely upon its future operating performance. Telesat Corporation’s future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. In addition, Telesat Corporation’s ability to borrow funds in the future to make payments on its debt will depend on the satisfaction of the covenants in the Senior Secured Credit Facilities, in the indentures governing its Senior Secured Notes, its 2026 Senior Secured Notes and its Senior Notes and other agreements it may enter into in the future. In addition, if its Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, it will be required to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default under the Revolving Credit Facility. These indentures and the Credit Agreement contain limitations on its ability to incur additional debt. Telesat Corporation cannot assure you that its business will generate sufficient cash flow from operations or that future borrowings will be available to it under the Senior Secured Credit Facilities or from other sources in an amount sufficient to enable it to pay its debt, including its Senior Secured Notes, its 2026 Senior Secured Notes and its Senior Notes, or to fund its other liquidity needs. As of December 31, 2022, it had US$200.0 million of unused available revolving capacity under its Senior Secured Credit Facilities (not giving effect to $0.2 million of outstanding letters of credit). In addition, Telesat Corporation’s ability to raise additional capital to refinance its debt or to fund its operations is dependent on capital market conditions.

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

In 2022, Telesat Corporations credit rating was lowered by the credit ratings agencies and it is possible that a further lowering of its credit rating may occur in the future. Absent an improvement in our ratings, that lowering of Telesat Corporation’s credit rating, and any future lowering of Telesat Corporation’s credit ratings, may make it more difficult or more expensive for Telesat Corporation to obtain additional debt financing or refinance its current debt. Moreover, real or anticipated changes in Telesat Corporation’s credit ratings will generally affect the market value of Telesat Corporation’s Senior Secured Notes, Telesat Corporation’s 2026 Senior Secured Notes and Telesat Corporation’s Senior Notes. In 2022, the market value of Telesat Corporation’s Senior Secured Notes, Telesat Corporation’s 2026 Senior Secured Notes and Telesat Corporation’s Senior Notes significantly decreased. Such decreases, and any future decreases in market value that may occur, may make it more difficult or more expensive for Telesat Corporation to obtain additional debt financing or refinance its current debt.

Telesat Corporation’s variable rate indebtedness subjects Telesat Corporation to interest rate risk, which could cause Telesat Corporation’s debt service obligations to increase significantly.

Borrowings under the Senior Secured Credit Facilities will be at variable rates of interest and will expose Telesat Corporation to interest rate risk. Assuming all revolving loans are fully drawn, each quarter percentage point change in interest rates would result in a $5.7 million change in interest expense on indebtedness under the Senior Secured Credit Facilities for the year ended December 31, 2022. Telesat Corporation has entered into, and in the future Telesat Corporation may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, Telesat Corporation may not maintain interest rate swaps with respect to all or any of its variable rate indebtedness, and any swaps Telesat Corporation enters into may not fully mitigate Telesat Corporation’s interest rate risk, may prove disadvantageous or may create additional risks.

The uncertainty regarding the phase-out of LIBOR may negatively impact Telesat Corporation’s operating results.

The London Interbank Offered Rate (“LIBOR”), the interest rate benchmark used as a reference rate on Telesat Corporation’s variable rate debt, including its revolving credit facility, term loan, and interest rate swaps, will cease to be published or will no longer be representative of the market after June 30, 2023. As of December 31, 2022, Telesat Corporation has outstanding US$1,552.8 million of indebtedness that matures after 2022 and includes LIBOR as a reference rate. At this time, no consensus exists as to what rate or rates will become accepted alternatives to LIBOR, although the U.S. Federal Reserve, in connection with the Alternative Reference Rates Committee, a steering committee composed of large U.S. financial institutions selected the Secured Overnight Financing Rate (“SOFR”) as the rate that represents best practice for replacing U.S. dollar LIBOR for use in new U.S. dollar derivatives and other financial contracts. SOFR is a more generic measure than LIBOR and considers the cost of borrowing cash overnight, collateralized by U.S. Treasury securities. Although there have been debt issuances utilizing SOFR, it is unknown whether it will attain market acceptance as a replacement for LIBOR. Given the inherent differences between LIBOR and SOFR or any other alternative benchmark rate that may be established, there are many uncertainties regarding a transition from LIBOR, including but not limited to the need to amend some or all contracts with LIBOR as the reference rate and how this will impact Telesat Corporation’s cost of variable rate debt and certain derivative financial instruments. Telesat Corporation will also need to consider new contracts and if they should reference an alternative benchmark rate or include suggested fallback language, as published by the Alternative Reference Rates Committee. The consequences of these developments with respect to LIBOR cannot be entirely predicted and span multiple future periods but could result in an increase in the cost of Telesat Corporation’s variable rate debt or derivative financial instruments which may be detrimental to its financial position or operating results.

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

Telesat Corporation may raise additional equity capital to fund Telesat Lightspeed, including through the issuance of Telesat Corporation Shares or other equity interests of Telesat Corporation or any one or more of its subsidiaries. Telesat Corporation is currently in discussions with third parties regarding the sale of equity in its unrestricted subsidiaries that will own, operate and commercialize the Telesat Lightspeed constellation. Any such future issuance by Telesat Corporation and/or its subsidiaries could result in potential substantial ownership dilution to the shareholders of Telesat Corporation, which is not reflected in the beneficial ownership calculations presented in this annual report. In addition, newly issued securities may include liquidation or other preferences that could adversely affect the rights of the shareholders of Telesat Corporation and/or holders of Telesat Partnership Units. Furthermore, the future issuance of additional securities, whether equity or debt, by Telesat Corporation and/or its subsidiaries, or the perception that these issuances may occur, may cause the market price of the Telesat Public Shares to decline. This could also impair the ability of Telesat Corporation and/or its subsidiaries to raise additional capital through the sale of securities.

There is no assurance that Telesat Corporation and/or its subsidiaries will be able to obtain additional funding on acceptable terms or at all. It is not certain what effect, if any, that future sales or issuances of Telesat Corporation Shares or other equity interests of Telesat Corporation or any one or more of its subsidiaries will have on the trading price of Telesat Public Shares.

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

The governance documents of Telesat Corporation and Telesat Partnership provide for the holders of Telesat Partnership Units to elect to exchange their interests generally on a 1:1 basis (subject to the terms described in Exhibit 2.6 entitled “Meetings of Shareholders and Voting Rights — Golden Share Mechanic”) into the corresponding class of Telesat Corporation Shares at such holder’s election. Any such exchange will be facilitated by a third-party exchange agent engaged by Telesat Corporation for this purpose, and is expected to settle within two U.S. business days (T+2). Because the parties have no control over this third party but are relying on the exchange agent to complete each exchange, the timing of settlement cannot be guaranteed.

Telesat Partnership Units are non-transferrable and need to be exchanged for Telesat Corporation Shares in order for the holder to monetize its interest in Telesat Partnership, which could delay or impede such holder’s ability to access liquidity in the market. The Telesat Public Shares into which Telesat Partnership Units may be exchanged may be subject to significant fluctuations in value for many reasons, as further described herein. As described in greater detail below under the section entitled “— Risks Relating to Tax Matters,” it is also expected that the exchange of Telesat Partnership Units for Telesat Public Shares will be an exchange upon which gain or loss is recognized for U.S. federal income tax purposes.

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

•        sales or purchases of the Telesat Public Shares by insiders;

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

Prior to consummation of the Transaction, Loral received an opinion from special tax counsel that upon consummation of the Transaction, neither Telesat Corporation nor Telesat Partnership should be taxed as a U.S. corporation. Such opinion, however, provides no assurance that the IRS may not take a position contrary to the opinion or that a court considering the issue may not hold otherwise. Further, such opinion does not consider any legislative proposals to lower the threshold for the 80% Ownership Test to 50% (or some other percentage). While the Transaction Agreement was entered into on November 23, 2020, it is possible that such legislative proposals, if enacted, might be applied on a retroactive basis, with no grandfather clause for transactions executed pursuant to a binding commitment entered into prior to such legislation’s enactment.

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

Telesat Corporation may have been a passive foreign investment company (a “PFIC”) for 2021 and 2022 and could be classified as a PFIC in 2023 and subsequent taxable years, potentially resulting in adverse U.S. tax consequences to its U.S. shareholders.

If for any taxable year 75% or more of a foreign corporation’s gross income is passive income, or at least 50% of its assets are held for the production of, or produce, passive income, the foreign corporation is classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Under the PFIC look-through rules, for the purposes of determining whether a corporation should be classified as a PFIC, the corporation will be treated as if it owns a proportionate share of the assets of, and earns a proportionate share of the income earned by, any subsidiary corporation if the corporation owns at least twenty-five percent (25%) (by value) of the stock of such subsidiary. Furthermore, for purposes of these rules stock owned by a partnership is treated as owned proportionately by its partners. During 2021 after the Transaction and during a portion of 2022, Telesat Corporation owned only approximately twenty-four percent (24%) of the Telesat Partnership Units. Telesat Corporation’s ownership interest in Telesat Partnership increased during 2022 and, as of December 31, 2022, Telesat Corporation had a 25.7% ownership interest in Telesat Partnership. Notwithstanding the ownership percentages set forth above, Telesat Corporation believes that, by virtue of additional value associated with its interest as general partner of Telesat Partnership, Telesat Corporation owned at least twenty-five percent (25%) of the total value of Telesat Partnership (and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership) during 2021 and 2022. If this was the case, then Telesat Corporation believes it was not a PFIC for its 2021 taxable year or its 2022 taxable year, taking into account the income and assets of the wholly owned corporate subsidiaries of Telesat Partnership. However, Telesat Corporation can provide no assurance that the IRS will not successfully contend that Telesat Corporation was a PFIC during 2021 or 2022 upon any audit of a U.S. Holder.

The determination as to whether Telesat Corporation should be classified as a PFIC for 2023 and years thereafter will be a factual determination that must be made annually at the close of each taxable year and will be based upon the composition of Telesat Corporation’s income and assets (including entities in which Telesat Corporation holds at least a 25% interest), which may be subject to change. Because PFIC status is determined annually based on Telesat Corporation’s income and assets for the entire taxable year, it is not possible to determine whether Telesat Corporation will be characterized as a PFIC for 2023 or any other future year until after the close of that year. Subject to the foregoing, while Telesat Corporation intends to manage its business so as to avoid PFIC status to the extent possible and consistent with its other business goals, Telesat Corporation cannot predict whether its business plans will allow it to avoid PFIC status. In addition, because the market price of the Telesat Public Shares has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether Telesat Corporation is a PFIC, there can be no assurance that Telesat Corporation will not be a PFIC for any taxable year.

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

While Telesat Partnership intends to make certain distributions to holders of Telesat Partnership Units, a holder of Telesat Partnership Units may receive allocations of income and/or capital gains in a year for U.S. tax purposes without receiving sufficient cash distributions from Telesat Partnership for that year to pay any U.S. or other tax the holder may owe because of such allocation. In addition, there can be no assurance that Telesat Partnership will in fact make cash distributions as intended. Even if Telesat Partnership is unable to distribute cash in amounts that are sufficient to fund a holder’s tax liability, such holder will nonetheless be required to pay any applicable income taxes.

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

Telesat Corporation is subject to taxes in Canada and numerous foreign jurisdictions. Telesat Corporation’s tax liabilities could be adversely affected in the future by a number of factors, including changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and the outcome of tax audits in various jurisdictions around the world. Many of the countries in which Telesat Corporation does business have or are expected to adopt changes to tax laws as a result of the Base Erosion and Profit Shifting (“BEPS”) final proposals from the Organisation for Economic Co-operation and Development (“OECD”) and specific country anti-avoidance initiatives. The Government of Canada released draft legislative proposals to implement interest limitation rules, consistent with the OECD’s recommendations as a result of the BEPS final proposals. The rules as proposed will be effective for taxation years starting in 2024 and would generally limit Canadian interest deductions and financing expenses to 30% of tax EBITDA.

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

Following the completion of the Transaction, our authorized share capital includes Class A Common Shares, Class B Variable Voting Shares (together with the Class A Common Shares, the “Telesat Public Shares”), Class C fully voting shares (the “Class C Fully Voting Shares”), Class C limited voting shares (the “Class C Limited Voting Shares”, and together with the Class C Fully Voting Shares, “Class C Shares”, and the Class C Shares together with the Telesat Public Shares, the “Telesat Corporation Shares”), a Class A Special Voting Share (the “Class A Special Voting Share”), a Class B Special Voting Share (the “Class B Special Voting Share”), a Class C Special Voting Share (the “Class C Special

Voting Share”, and together with the Class A Special Voting Share and Class B Special Voting Share, the (“Special Voting Shares”), the Golden Share (the “Golden Share”) and “blank check” Class A Preferred Shares (the “Class A Preferred Shares”). The Special Voting Shares and the Golden Share have no material economic rights.

The Telesat Public Shares commenced trading at NASDAQ and the Toronto Stock Exchange under the ticker symbol “TSAT” on November 19, 2021. The Telesat Partnership Units are not listed on an exchange.

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

B.     Business Overview

The following discussion of the business of Telesat Corporation is qualified by reference to, and should be read in conjunction with, the “Risk Factors” starting on page 7 of this annual report.

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

After decades of developing and successfully operating our GEO satellite services business, we have commenced the development of what we believe will be one of the world’s most advanced constellations of LEO satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. Telesat Lightspeed has the potential to transform global satellite and terrestrial communications industries, dramatically increasing the Company’s addressable market and significantly expanding its growth potential. We seek to benefit from our historically strong and stable GEO-based satellite business and, by continuing to develop and deploy Telesat Lightspeed, capitalize on the growing demand for global broadband connectivity.

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

In March 2022, Telesat established Telesat Government Solutions (TGS) a wholly-owned subsidiary of Telesat Canada. TGS has been approved by the U.S. Government Defense Counterintelligence and Security Agency as a Foreign Ownership, Control, or Influence — mitigated entity and operates under a Special Security Agreement with the U.S. Government.

Industry Overview and Trends

We compete in the market for the provision of voice, data, video and internet connectivity services worldwide. Services of this type are provided using various technologies, including satellite networks. We provide communications links between fixed points on the earth’s surface, referred to as point-to-point services, and from one point to multiple points, referred to as point-to-multipoint services. Increasingly, we also provide services to mobile platforms, such as ships and airplanes. Over the last several decades, deregulation and privatization have significantly reshaped the satellite sector. In addition, the sector has undergone consolidation, with regional and national operators being acquired by larger companies or seeking to partner with other providers. There have also been many new, smaller entrants, including many governmental operators, launching national or regional satellite programs. More recently, non-geostationary satellite systems have been announced and are in various stages of development, deployment and operation.

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

GEO satellites circle the earth from orbital locations approximately 22,300 miles (35,700 kilometers) above the equator. The speed at which they orbit the earth corresponds to the speed of the earth’s rotation. As a result, each GEO satellite appears fixed over a geographic area and in essence “blankets” that area with its signals, and an earth station antenna located in that area can communicate continuously with a particular satellite if it is pointed to, and has an unobstructed view of, that satellite’s orbital location. An individual satellite can be designed to communicate with major portions of the earth via large, geographically dispersed beams, to focus its coverage more specifically on particular markets or regions through regional or spot beams, or to use a portion of its total capacity for each type of coverage.

The non-geostationary orbit, or NGSO, includes satellites operating in LEO, with an altitude typically between 200 and 870 miles (325 to 1,400 kilometers) and satellites operating in Medium Earth Orbit, or MEO, that is between the LEO and GEO orbits. Unlike geosynchronous satellites that operate in a fixed orbital location above the equator, LEO and MEO satellites travel around the earth at high velocities requiring antennas on the ground to track their movement. LEO satellite systems have the potential to offer a number of advantages over GEO satellites to meet growing requirements for broadband services, both consumer and commercial, by providing increased data speeds and capacity, global coverage, and latency on par with or, in some circumstances, better than terrestrial services.

Our Competitive Strengths

Telesat continues to be at the forefront of the satellite services industry, leading with outstanding customer service and a culture of engineering excellence and technological innovation. Today, we have a leading GEO business defined by one of the largest and most advanced satellite fleets in the world, occupying attractive orbital locations and offering high performing, mission critical services to hundreds of customers worldwide. The average expected remaining commercial life of our satellite fleet is over 6 years. Additionally, we currently have a fleet utilization rate of 89%, one of the highest rates in the industry. We are building upon this existing communications platform by developing our Telesat Lightspeed constellation with the aim of creating a transformative and industry-leading fiber-like broadband network from the sky for commercial and government users globally.

The following competitive strengths characterize our business today and provide a strong foundation for Telesat Lightspeed:

Leading Global Satellite Operator with 50+ Years of Heritage and a Blue Chip Customer Base

We are a leading global satellite operator with over 50 years of operating experience. Our GEO satellite fleet is comprised of 14 satellites and offers global satellite coverage with a concentration over the Americas. Through our deep commitment to customer service and focus on innovation and engineering excellence, we have developed strong and long-standing relationships with a diverse range of high-quality, blue chip customers globally.

Industry-Leading Engineering Expertise Driving Continuous Innovation and Advancement

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

2018 Telesat Canada launched its Phase 1 LEO satellite (“LEO 1”), the start of Telesat Lightspeed, leveraging Telesat Canada’s innovative, patented design, and provided the first high-speed broadband connectivity from LEO;

2019 Telesat Canada conducted the world’s first 5G backhaul demonstration over LEO satellite in partnership with Vodafone and the University of Surrey;

2020 Telesat Canada and the GoC finalize $600 million agreement to bridge Canada’s digital divide with Telesat’s Low Earth Orbit satellite constellation; and

2021 Telesat Lightspeed to receive $1.44 billion investment from the GoC, $400 million investment from the Government of Québec and has entered into a $109 million contract with the Government of Ontario (“GoO”) towards universal broadband.

Telesat’s engineering excellence is also evidenced in part through our industry-leading satellite consulting activities. To date we have provided technical support to the development of more than 100 satellite systems for roughly 30 commercial and government customers worldwide, including expertise in satellite design, construction and launch.

We believe our accumulated experience and expertise in the design, procurement, launch, operation and commercialization of satellites and satellite networks is unparalleled and will continue to drive our success into the future.

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

We have decades of experience in obtaining and maintaining the licenses and approvals required to operate our existing global satellite and ground station network. We have secured a license from the GoC to launch and operate a LEO satellite constellation using ~4 GHz of Ka-band spectrum, for which Telesat has international spectrum rights in accordance with filings made through the International Telecommunication Union. Ka-band spectrum is particularly well suited for high performance global broadband networks because it allows wider bandwidth, high data and efficient frequency reuse for user-beam services, as well as the feeder-link beams required to connect the satellites to landing stations. As described in the “Regulation” section below, we have received some licenses and approvals for Telesat Lightspeed and are pursuing a market access plan in additional countries that are most important to our business plan on a global basis.

We also have rights to use C-band spectrum, which is also a critical spectrum band for 5G. This spectrum is currently the subject of regulatory proceedings in the U.S., where we have been awarded US$344.4 million in accelerated clearing payments, US$84.8 million of which has already been received.

Uniquely Positioned to Revolutionize Global Broadband Connectivity with Telesat Lightspeed

We are uniquely positioned to revolutionize the provision of global broadband internet connectivity with Telesat Lightspeed, which we believe will be one of the most advanced constellations of LEO satellites and integrated terrestrial infrastructure ever conceived. Our patented Telesat Lightspeed architecture is designed to offer an unparalleled combination of capacity, speed, security, reach, resiliency and affordability, with low latency that is on par with the most advanced terrestrial networks. We have strong government support, including an anchor contract with the GoC that we believe will result in approximately $1.2 billion of revenue over 10 years, which includes $600 million from the GoC. We have an agreement-in-principle with the GoC for $1.44 billion of long-term funding. We have also entered a MOU with the Government of Québec for an investment of $400 million into Telesat Lightspeed and the GoO has purchased a dedicated Telesat Lightspeed capacity pool to be made available at substantially reduced rates to Canadian Internet service providers, and mobile network operators, that we believe will result in over $200 million of revenue over a five-year term, which includes $109 million from the GoO.

Contracted Revenue Backlog and Disciplined Management Supports Strong Revenue Visibility

Because of the mission-critical nature of our services and long-term contractual agreements, we have highly recurring revenue from our customers and significant revenue visibility. For the last three years we have had, on average, 82.4% of each year’s total revenue already under contract at the beginning of the year. Our contracted revenue backlog of

$1.8 billion for our GEO business as at December 31, 2022 represents a multiple of approximately 2.3 times revenue for the year ended December 31, 2022. 100% of our backlog is non-cancellable or cancellable on economically prohibitive terms, except in the event of a continued period of service interruption. Approximately 45% of our revenue is derived from North American DTH customers who signed long term (~15 years) contracts. Roughly half of our revenue is derived from providing vital connectivity services to companies that we have served for decades, including telecommunication companies, mobile network operators, users in the aeronautical and maritime markets, energy and natural resource companies, and governments. As demand for affordable, secure and reliable broadband connectivity continues to increase, we expect that demand for these services from these and similar customers will continue to grow.

We generate highly attractive operating margins. For the year ended December 31, 2022, we have generated Operating Income of $296.5 million and Adjusted EBITDA of $567.9 million, representing an Operating Income Margin of 39.0% and an Adjusted EBITDA margin of 74.8%1. Our strong historical cash flow conversion (as measured by Adjusted EBITDA minus Capital Expenditures) reflects our disciplined approach to capital investment and fleet expansion, with an emphasis on ensuring high customer utilization of our satellites.

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

Capture the Explosive Demand for Global Broadband Connectivity with Telesat Lightspeed

Telesat Lightspeed has been designed to provide fast, affordable, reliable and secure broadband connectivity everywhere on Earth, giving Telesat and our customers a significant competitive advantage in the markets we serve. The network design is optimized to serve enterprise and government users that require fiber-like connectivity beyond the reach of high capacity terrestrial networks. We believe our advanced constellation design, patented LEO architecture, strong government support and decades of deep commercial, technical, operational and regulatory experience put us in a strong position to capture the growing demand for affordable, high capacity broadband connectivity around the world.

Opportunistically Engage in M&A Activity to Enhance our Competitive Position and Shareholder Value

The satellite industry has, historically, undergone periods of consolidation, both horizontal and vertical.

A number of satellite operators have publicly discussed the benefit of, and potential for, consolidation among satellite operators. Our competitor ViaSat announced that it had entered into an agreement to acquire Inmarsat, a leading provider of global mobile satellite communications services, and Eutelsat is in the process of acquiring OneWeb. Large satellite operators continue to acquire service providers with SES recently acquiring DRS Global Enterprise Solutions. We will be alert to, and will evaluate, merger and acquisition opportunities in a thoughtful and disciplined manner as they arise with the aim of enhancing our competitive position and shareholder value.

Our GEO Business and Our LEO Opportunity

Below, we describe in detail our existing GEO business and the compelling opportunity presented by our Telesat Lightspeed network.

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

We currently derive revenues from the following services:

•        Broadcast:    Our broadcast services business provided approximately 47% of our revenues for the year ended December 31, 2022. Our broadcast customers include North American DTH providers Bell TV, Shaw Direct, DISH Network, and leading telecommunications and media firms such as Bell Media and NBC Universal. These services include:

•        DTH:    The two major DTH service providers in Canada (Bell TV and Shaw Direct which have approximately 1.4 million subscribers according to public filings) exclusively use Telesat satellites as a distribution platform for satellite-delivered television programming, audio and information channels directly to their customers’ homes. In addition, two of our satellites are used by DISH Network, which has about 7.6 million subscribers according to public filings, for DTH services in the U.S.

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

•        Enterprise:    Our enterprise services provided approximately 51% of our revenues for the year ended December 31, 2022. Our enterprise customers include Bell Canada, Hughes Network Systems, iForte, Marlink, Northwestel, Telespazio, Viasat, Vodafone and Xplore. These services include:

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

•        Government services:    We provide services to the U.S. government, including through government service integrators, and are a significant provider of satellite services to the Canadian government.

•        Direct-to-consumer broadband services:    We provide satellite capacity to Xplore in Canada, to Viasat in the U.S., and to Hughes Network Services in South America, who each, in turn, use it to provide two-way broadband internet services directly to consumers.

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

•        Consulting and other:    Our consulting and other category provided approximately 2% of our revenues for the year ended December 31, 2022. With more than 50 years of engineering and technical experience, we are a leading consultant in establishing, operating and upgrading satellite systems worldwide, having provided services to businesses and governments in more than 40 countries and on over 100 satellite systems. Our consulting customers have included Airbus, Brit Insurance, Lockheed Martin, MDA Geospatial Services, Mitsubishi Electric, The Defense Advanced Research Projects Agency (“DARPA”), Telkom Indonesia, Viasat, as well as many regional satellite operators around the world. Our consulting operations allow us to realize operating efficiencies by leveraging, in part, the same employees and facilities used to support our own satellite communication business.

The combination of our North American broadcast, enterprise and government services businesses, and our international business offers diversity in terms of both the customers, end markets and regions served as well as the services provided. For the year ended December 31, 2022, we derived revenues, based on the billing address of the customer, in the following geographic regions:

Geographical Breakdown of Revenues

Region	Revenues for year ended December 31, 2022 ($ millions)
North America	$620.5
Latin America and Caribbean	$57.8
Asia and Australia	$45.1
Europe, Middle East and Africa	$35.8

Our Infrastructure

In-Orbit Satellite Fleet

Our GEO satellite fleet is comprised of 14 satellites offering global coverage with a concentration over the Americas. We also have one LEO satellite, LEO 1, in polar orbit. We are currently evaluating mission extension services that have the potential to prolong the orbital maneuver lives of certain of our satellites.

Owned in-orbit satellites as of December 31, 2022

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life(1)	Model
Anik F1	109.2° WL North America	Nov 2020	2016	2024(2)	BSS702 (Boeing)
Anik F1R	107.3° WL North America	Sep 2005	2020	2026(2)	E3000 (EADS Astrium)
Anik F2	111.1° WL Canada, Continental United States	Jul 2004	2019	2027(2)(6)	BSS702 (Boeing)
Anik F3	118.7° WL Canada, Continental United States	Apr 2007	2022	2025	E3000 (EADS Astrium)
Anik G1	107.3° WL Canada South America	Apr 2013	2028	2039	SS/L 1300
Nimiq 2(3)	109.2° WL North America	Dec 2002	2015	2024(2)	A2100 AX (Lockheed Martin)
Nimiq 4	82° WL Canada	Sep 2008	2023	2027	E3000 (EADS Astrium)
Nimiq 5	72.7° WL Canada, Continental United States	Sep 2009	2024	2036	SS/L 1300
Nimiq 6	91.1° WL Canada	May 2012	2027	2046	SS/L 1300
Telstar 11N	37.55° WL North and Central America, Europe, Africa and the maritime Atlantic Ocean region	Feb 2009	2024	2026	SS/L 1300

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life(1)	Model
Telstar 12 VANTAGE	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	Nov 2015	2030	2032	E3000 (Airbus)
Telstar 14R/Estrela do Sul 2	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean	May 2011	2026	2025	SS/L 1300
Telstar 18 VANTAGE (4)	138° EL India, South East Asia, Indonesia/ Malaysia, China, Australia/ New Zealand, North Pacific and Hawaii	Sep 2018	2033	2040	SS/L 1300
Telstar 19 VANTAGE	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean, Caribbean	Jul 2018	2033	2037	SS/L 1300
LEO 1	NGSO polar	Jan 2018	2021	N/A(5)	SSTL

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

(3)      Our Nimiq 2 satellite is primarily used to provide short-term services to other operators who use the satellite at their designated orbital locations to preserve their spectrum rights.

(4)      Telesat International Limited (“TIL”), a subsidiary of Telesat Canada, and APT have entered into agreements relating to the Telstar 18 VANTAGE satellite, which are accounted for as a joint operation, whereby TIL’s interest is 42.5%.

(5)      LEO 1 has sufficient fuel to support collision avoidance maneuvers for several years and subsequent deorbit. End of life will be determined based on ongoing assessment of spacecraft health.

(6)      Anik F2 was placed into inclined operations in December 2022. A C-band satellite acquired from a third party (renamed “Anik F4”) was collocated at the orbital location and commenced providing station-kept service in January 2023.

Rights to Other Satellites

In addition, we have rights to satellite capacity on other satellites, including the entire Ka-band Canadian payload, consisting of nine user beams, on ViaSat-1.

Satellites Under Construction

We have contracted for a LEO 3 satellite as a follow on to the LEO 1 satellite to provide additional capability for in orbit demonstrations in Ka-band and in NGSO V-band.

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

Background and Overview of Telesat Lightspeed

A key growth opportunity is the continued development and deployment of Telesat Lightspeed. We believe that Telesat Lightspeed has the potential to revolutionize global broadband internet connectivity and allow Telesat to rapidly and profitably grow its business. For this reason, we have invested significant time and resources to develop this innovative constellation of LEO satellites, which we believe will be among the most capable and technologically advanced satellite-based enterprise grade networks in the world. The success of Telesat Lightspeed is expected to be driven by the compelling value proposition it represents in the market, as well as our deep familiarity with our customers, their markets, use cases and needs.

Overview of The Market Opportunity: Growing Demand for High-Capacity, Fiber-like Broadband Connectivity Everywhere

Global broadband demand is increasing exponentially as the world is becoming increasingly digital, a trend that was accelerated by the global COVID pandemic. Applications and programs that are critical to individuals, businesses and governments are built to run on the fast, low latency terrestrial networks that serve the majority of users in developed economies. Forecasted rates in IP-traffic are expected to grow from 137 exabytes per month in 2018 to 838 exabytes per month in 2027, a 24% compound annual growth rate, on a global basis.2

However, there is a major gap in access to global broadband connectivity, with more than three billion people who live outside of urban areas either poorly connected or not connected at all. These unserved and underserved areas include over one million mobile sites (where legacy 2G/3G equipment is installed, but cannot provide broadband data without affordable high capacity backhaul), 600,000 schools, hospitals and offices, 550,000 ships at sea and almost four billion aviation passengers each year.

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

Historically, the primary options for these markets have been traditional GEO and MEO satellites. While these satellites can provide coverage in most areas, because of the vast distances between the Earth’s surface and the orbital positions above the Earth occupied by GEO and MEO satellites, the user experience suffers due to high latency (the round-trip time delay between the data source and the data destination), which is prohibitive for certain consumer and enterprise broadband applications:

•        Consumer applications:    Content-heavy webpages and applications cannot load quickly, large documents cannot be uploaded and downloaded efficiently, encrypted applications such as Virtual Private Networks (remote work access tools) and encrypted websites can experience significant lags or fail altogether.

•        Enterprise applications and real-time communications and controls:    Highly latency-sensitive enterprise applications cannot operate on systems that have a meaningful delay in sending and receiving a signal. Advanced mobile networks, like 5G, cannot operate as intended over high latency backhaul. LEO satellites are 35 times (or more) closer to the Earth than GEO satellites and 8 times (or more) closer than MEO

____________

2        Ericsson 2021

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

The Market Opportunity for Telesat Lightspeed in Key Vertical Markets

We estimate that the total addressable market, or TAM, for our GEO business will reach approximately US$16 billion by 2025.3 Telesat Lightspeed will significantly increase our TAM. The estimated TAM for LEO is approximately US$425 billion in 2025, which we project will nearly double in light of the demand drivers that exist today (e.g., 4G/LTE backhaul in terrestrial vertical or passenger connectivity in aviation vertical), and could potentially triple4 by 2030s with evolving, more nascent applications with high bandwidth potential (e.g., 5G, IoT, backhaul, and operational data transport in aviation).

The Telesat Lightspeed design has been specifically optimized to serve vertical markets that require fiber-like connectivity beyond the reach of terrestrial networks. Our target markets span four verticals: (i) enterprise and telecom, (ii) aviation, (iii) maritime and (iv) government. These target markets require all of the features of Telesat Lightspeed, but each also have their own unique requirements, making certain features of Telesat Lightspeed particularly compelling to each of them.

Enterprise and Telecom

We estimate that the enterprise and telecom market opportunity that can be addressed by LEO will be approximately US$415 billion in 2025 and will grow at 9% annually until 2027 to reach approximately US$495 billion. Of the US$415 billion, we estimate that about US$235 billion is the direct-to-consumer market opportunity and about US$180 billion is the enterprise market opportunity. Our estimates are derived from information on the enterprise and telecom data market obtained from a variety of sources, including OECD Broadband statistics, World Bank Country Indicators, Landscan (with respect to population distribution) and management’s analysis and estimates as to the portion of the enterprise and telecom data market that Telesat Lightspeed could address. Enterprise applications include fixed wireless and mobile backhaul, remote enterprise, and health and education. Telesat Lightspeed will initially focus on addressing the enterprise market.

____________

3        NSR Global Satellite Capacity Supply and Demand Study, 17th Edition.

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

•        Broadband Europe promotes the European Commission’s vision and policy actions to turn Europe into a Gigabit Society by 2025, backed by various initiatives in spending support.

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

Aviation

The aviation market opportunity addressable by LEO is expected to grow at 7% annually through 2025 to reach approximately US$3 billion, according to NSR.5 The market opportunity includes delivering connectivity services to commercial aircraft and business jets. Airlines are looking to provide value added and differentiated services to customers, such as free in-flight Wi-Fi and on-demand video streaming.

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

Maritime

The maritime market opportunity that can be addressed by LEO satellite constellations is expected to grow at 10% annually through 2025 to reach about US$6 billion, according to NSR.6 This market includes connectivity to merchant vessels, oil & gas sites, yachts and cruise ships.

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

____________

5        NSR Aeronautical Satcom Markets, 5th Edition.

6        NSR Maritime Satcom Markets, 4th Edition.

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

Government

We estimate the government market opportunity addressable by Telesat Lightspeed will be approximately US$1.5 billion in 2025 and will grow at 30% annually until 2027 to reach approximately US$2.6 billion.7 Telesat will focus on the government demand addressed by commercial satellite operators. Key applications initially include connectivity to government aircrafts, naval vessels and remote sites.

The U.S. government is the single largest user of commercial satellite communications and most of this use relates to the DoD operations. The defense segment is expected to drive increased global requirements for commercial satellite communications. Commercial satellites support secure communications, surveillance, reconnaissance, mobile communications, including support for unmanned aerial vehicles, logistics, troop welfare and a host of other services. The benefits of LEO constellations are being demonstrated in Ukraine following the Russian invasion where SpaceX’s Starlink has been critical in connecting the Ukrainian government, military, NGOs and civilians.

Government space architectures are expected in the future to move to multi-orbit “proliferated” constellations, particularly those based on LEO. As more nations demonstrate anti-satellite systems and communications jamming capability, governments are expected to seek LEO constellations made up of hundreds of advanced, interconnected satellites in an inherently more distributed, resilient network than a network comprised of a handful of high-value GEO satellites. LEO constellations also offer real-time low latency connectivity, and global coverage (including the poles). Global low latency communications are a key goal for the unmanned, remotely controlled, sensor platforms, which are vital to government environmental observation, meteorology, and defense. The DoD has made the development of multi-orbit, “hybrid” commercial/government constellations a priority for the new U.S. Space Force. Various DoD agencies have multi-million dollar LEO networks programs involving commercial industry underway, including: DARPA, the Space Development Agency, the Air Force Research Lab and the U.S. Space & Missile Systems Center. Telesat has direct or indirect LEO development contracts with each of these entities.

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

____________

7        International Defense Budgets, US Department of Defense Budgets, Management’s analysis and estimates.

Additional Drivers of Demand Across Verticals and Markets for LEO Services

In addition to the factors driving the projected TAM growth in the key verticals described above, we believe the following trends can be expected to drive satellite services growth in the coming decade:

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

Overview of Telesat Lightspeed

We have been developing Telesat Lightspeed with industry-leading partners in order to optimize and de-risk its performance. As discussed in greater detail below, the Telesat Lightspeed design has been optimized to serve the fast-growing broadband connectivity requirements of fixed and mobile network operators, aeronautical and maritime users, enterprise customers and governments.

Telesat Lightspeed will combine state-of-the-art interconnected LEO satellites coupled with a sophisticated and integrated terrestrial infrastructure to create a fiber-like broadband network from the sky for commercial and government users worldwide. Our fleet will have a combination of satellites operating in a mix of orbits designed to optimize coverage and capacity, providing full global coverage while concentrating capacity over geographic regions of highest demand. Additional satellites and ground facilities can be added to the network over time to meet increased user demand as and when required.

In January 2018, our first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. We also installed ground infrastructure at our teleport in Allan Park in Canada and Mt. Jackson in the United States to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018. We have received positive feedback from customers.

Revenue commitments for Telesat Lightspeed were approximately $815 million as at December 31, 2022. Included in these commitments are an agreement with the GoC to bring affordable, high-speed internet connectivity across rural, underserved areas of Canada. Under the terms of our agreement, Telesat would receive revenue of $600 million from the GoC over a ten-year period commencing when the Telesat Lightspeed network begins commercial service, which will enable internet and mobility service providers to acquire Telesat Lightspeed capacity at substantially reduced rates to bring universal broadband connectivity to rural, Northern and Indigenous communities across Canada. The partnership is expected to generate $1.2 billion in revenue for Telesat over ten years, which includes the $600 million from the GoC. In addition, we have partnered with the GoO to bridge the digital divide pursuant to which Ontario has purchased, over a five-year term, a $109 million dedicated Telesat Lightspeed capacity pool which will be made available at substantially reduced rates to Canadian Internet service providers, including Indigenous owned and operated ISPs, as well as mobile network operators, to expand high-speed Internet and LTE/5G networks to Ontario’s unserved and underserved communities. The partnership is expected to generate over $200 million in revenue for Telesat over five years, which includes the $109 million from the GoO.

We continue to take a number of steps to continue to progress the Telesat Lightspeed business plan, including putting in place arrangements with launch providers, ground systems operators, and antenna manufacturers (to advance the development of economical and high efficiency antenna systems).

We anticipate diverse sources of financing, including (subject to compliance with our borrowing covenants) our current cash- on-hand, expected cash flows of our GEO business, future equity and equity-like issuances, and future borrowings, including from export credit agencies, the GoQ, and the GoC.

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

On August 12, 2021, Telesat announced that it expects to receive a $1.44 billion investment from the GoC to support Telesat Lightspeed. Under the terms of the agreement, the GoC would provide a loan of $790 million and make a $650 million preferred equity investment in Telesat LEO Inc., an indirect operating subsidiary that will hold substantially all of the assets of Telesat Lightspeed. In return, Telesat will commit to make certain minimum capital and operating expenditures in Canada in connection with the program and to create hundreds of Canadian high-quality, full-time jobs and co-ops and provide academic scholarships and, in addition, we will grant to the GoC warrants to purchase a number of Telesat Public Shares with an aggregate price equal to (i) 10% of the principal amount of the loan and (ii) 10% of the subscription amount of the preferred equity investment in Telesat LEO Inc. at an exercise price equal to the 180-day volume weighted average trading price of the Telesat Public Shares on the Nasdaq immediately after the listing of the Telesat Public Shares. The warrants granted to the GoC will have a term of 10 years and are exercisable any time after the second anniversary of the listing of the Telesat Public Shares. In connection with the entering into of definitive loan and subscription documents, the GoC will enter into a registration rights agreement that will require us to file a registration statement and/or prospectus to qualify the distribution of the warrants or Telesat Public Share issued upon exercise of the warrants. These registration rights will continue as long as the holder of the warrants (i) owns at least 10% of the outstanding shares of Telesat Corporation on a fully-diluted basis, (ii) is a “control person” under applicable Canadian securities laws or an “affiliate” under applicable U.S. securities laws or (iii) may not sell the warrants or shares issued upon exercise of the warrants under Rule 144 of the U.S. Securities Act of 1933 without limitation thereunder.

The GoC will also contribute up to $85 million to Telesat through the GoC’s Strategic Innovation Fund (“SIF”).

With the investment from the GoC, GoQ and other financing sources already in place, Telesat now has arrangements for approximately $4.5 billion in funding for the program. These arrangements are subject to a number of conditions, including, with the exception of the SIF funding, the entering into of further, definitive agreements.

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

•        Data processing in space provides most efficient traffic routing:    Full digital modulation and demodulation occurs on the satellite, coupled with a revolutionary end-to-end network operating system, improves link performance and gives customers unprecedented flexibility for routing traffic across the globe, eliminating gateway hops for the fastest, most secure, end-to-end delivery of data; and

•        Hybrid orbits maximize network efficiency and unit cost economics:    Telesat Lightspeed satellites fly in an innovative mix of orbits designed to optimize coverage and capacity, resulting in true pole-to-pole global coverage, concentrating capacity in areas where it is most needed to maximize network efficiency and achieve superior unit cost economics.

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

•        Interoperability with terrestrial networks:    Customers want to connect to a satellite network as seamlessly as they do to terrestrial fiber networks today. Telesat Lightspeed leverages MEF 3.0 industry- wide network interface standards which enables simple, seamless integration with customers’ terrestrial networks, without the need to integrate proprietary hardware or software. Through MEF’s 3.0 underlay connectivity service standards, customers can easily understand the capabilities provided by Telesat Lightspeed and how these software-defined digital services can be procured and integrated into their networks; and

•        Unmatched security and resiliency:    With a constellation of interconnected satellites in a mix of orbits designed to optimize coverage and capacity and with multiple beams on each satellite, combined with the ability to dynamically reshape beam patterns on the Earth, we believe Telesat Lightspeed will provide a level of resiliency and protection against interference never before available in satellite communications. In addition, industry-standard encryption will protect the network control functions, providing a high-level of security.

Since January 2018, we have used the LEO 1 satellite to demonstrate key features of our LEO system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. We have conducted successful demonstrations in each of the key vertical markets we are targeting.

•        Enterprise and Telecom:    In partnership with Vodafone and the University of Surrey, we demonstrated that LEO satellites can provide effective backhaul transport for mobile network operators, including advanced backhaul solutions for 5G, based on round trip latency of 18-40 milliseconds during testing, among the lowest ever for a satellite broadband connection. Additional commercial LEO tests have been conducted with Telefonica, Optus, Motorola Solutions and PLDT. Microsoft Azure used the LEO 1 satellite to test throughput, latency and jitter, and also successfully demonstrated application functionality such as Office 365, Teams conferencing, file transfers to OneDrive, watching stream videos and playing cloud hosted games on Xbox Cloud.

•        Aviation:    We have successfully demonstrated Telesat Lightspeed network’s IFC service capabilities via our LEO satellite with Honeywell and Anuvu.

•        Maritime:    We have successfully demonstrated Telesat Lightspeed network’s fit for maritime satellite communications services via our LEO 1 satellite with NSSL Global and with OmniAccess, a leader in specialized maritime connectivity solutions.

•        Government:    Telesat Lightspeed is particularly attractive to governments because of its resilient distributed nature, low latency, and truly global service.

In 2018, we were awarded a contract by DARPA to demonstrate capabilities of Telesat Lightspeed with DARPA’s experimental “Blackjack” constellation. In October 2020, DARPA awarded us a contract for the development and in-orbit demonstration of commercial spacecraft buses in a LEO constellation network with robust low latency communications features. As part of this follow-on contract, we have delivered two spacecraft buses to DARPA for a “risk reduction” flight to test OISL communications with government payloads in orbit and to demonstrate OISL interoperability with different hardware. In July 2022, Telesat was one of the recipients of the DARPA Space-Based Adaptive Communications Node (Space-BACN) contract to demonstrate the architecture of inter-connecting commercial LEO constellations and their optical inter-satellite link enabled mesh networks with heterogeneous U.S. government networks.

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

Telesat is a leading global satellite operator. Other scaled, global satellite operators include Intelsat S.A. (“Intelsat”), SES S.A. (“SES”), Eutelsat S.A. (“Eutelsat”), and Inmarsat. We also compete against a number of nationally or regionally focused satellite operators around the world including Hughes and Viasat. Telesat competes with these operators based primarily on the quality of our services, location of our orbital slots, performance characteristics of our satellites, price, and overall client needs.

SpaceX and OneWeb both have LEO satellite systems that are now in service, and they continue to add satellites and capacity. There are a number of other LEO satellite systems that have been announced, including Amazon Kuiper. We believe that the innovative architecture and advanced technology of Telesat Lightspeed will allow us to compete effectively against any of the other current and proposed systems.

We believe the combination of the following attributes positions us highly favorably to commercialize Telesat Lightspeed successfully, notwithstanding our competitors in the LEO marketplace:

•        Enterprise-class system:    Telesat Lightspeed is focused on enterprise solutions and optimized for that purpose. Our constellation design, features and functionality will be the most compelling satellite-based enterprise class network in the world.

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

•        Global regulatory experience:    Regulatory compliance is a critical aspect of operating and commercializing a satellite network. Obtaining rights to use spectrum and to gain access to provide service in countries around the world is a complex process. National governments have viewed space, and access to their markets from space, as a critical asset and insist on compliance with their regulations. The framework for NGSO spectrum rights, both at an individual country level and internationally at the ITU, is evolving, and it is critical to be an active participant in, and have deep knowledge of, these processes. Telesat has extensive experience in all of these areas, as well as credibility with regulators and other industry participants. For further regulatory detail, see “— Regulation.”

•        Strong government support:    Telesat Lightspeed has received strong support in Canada at the Federal and Provincial levels as evidenced by the capacity agreements executed with the GoC and GoO to bridge the digital divide and the planned investments by the GoC and the GoQ totaling $1.84 billion.

Employees

As of December 31, 2022, we and our subsidiaries had approximately 455 permanent full and part-time employees. Approximately 2.8% of our employees are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. We consider our employee relations to be strong.

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

Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in Canada and the United States and in jurisdictions outside of Canada and the United States related to our technology, inventions, improvements and services that are important to the development and implementation of our business. As of December 31, 2022, we owned 49 issued patents, five of which are in the United States. These patents expire between 2025 and 2039. We also have several pending Canadian, U.S., and international patent applications.

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

Canadian Regulatory Environment

Telesat Divestiture Act

Telesat was originally established by the GoC in 1969 under the Telesat Canada Act.

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

Contribution Collection

Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, virtually all telecommunications service providers are required to pay contribution charges, which are fees paid into a central fund used to support the provision of video relay service, and to subsidize the cost of providing telephone and broadband service in underserved and high-cost serving areas. The charges payable by a telecom service provider are calculated as a percentage of its Canadian telecommunications service revenues, minus certain deductions (e.g., terminal equipment sales and inter-carrier payments). The rate for 2022 has been finalized at 0.46%. An interim rate of 0.46% has been established by the CRTC for 2023.

United States Regulatory Environment

The FCC regulates the provision of satellite services to, from, or within the U.S.

Our U.S.-licensed satellites operate on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual license and market fees to defray the FCC’s regulatory expenses. Annual and quarterly reports must be filed with the Universal Service Administrative Company (“USAC”) covering interstate/international telecommunications revenues. Based on these reports, USAC assesses us for contributions to the FCC’s Universal Service Fund (“USF”). Payments to the USF are made on a quarterly and annual basis. The USF contribution rate is adjusted quarterly, was set at 28.9% for the fourth quarter of 2022 and 32.6% for the first quarter of 2023. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only).

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

Brazil Regulatory Environment

The Brazilian national telecommunications agency, ANATEL, grants exploitation rights for Brazilian satellites to companies incorporated and existing in Brazil. Landing rights of foreign satellites are granted to the owner of the space segment or the company that holds the right to operate it, in whole or in part, but the satellite capacity may only be commercialized in Brazil through the local legal representative. For Brazilian or foreign GEO satellites, the rights are granted conditional on payment of applicable fees, are valid for up to 15 years for additional periods limited by the life of the satellite and provided that the obligations already assumed are fulfilled. For NGSO, the term can be extended for additional 15 periods regardless of the satellites’ lifetime.

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

Once a member state has filed its proposed use of frequencies with the ITU, the ITU-BR examines the filing with respect to the various provisions of the International Radio Regulations (RR) to determine the administrations with which coordination is required. Member states are also invited to inform the other member state and the ITU-BR of any intended use that has the potential to cause interference to either existing operations. The member states are then obligated to negotiate with each other in an effort to coordinate the proposed uses and resolve interference concerns. If all outstanding issues are resolved in accordance with the various provisions of the RR, the frequencies are entered into the ITU’s Master International Frequency Register. Registered frequencies are entitled under international law to interference protection from subsequent or nonconforming uses.

Under the ITU Radio Regulations, a member state that places a satellite or any ground station into operation without completing coordination could be vulnerable to interference from other systems and may have to alter the operating parameters of its satellite or ground station if harmful interference occurs.

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

Insurance and Risk Management Program

Non-Insurance Risk Management Initiatives

The risk management program begins at the technical analysis and design stage of the satellites. We implement certain redundancies on-board every satellite. Furthermore, we are involved in overseeing the manufacturing of all of our satellites. We require the manufacturer and its subcontractors to follow assembly and quality assurance programs. We secure and maintain access to work performed by the satellite manufacturer and its subcontractors for the purpose of observing the quality and progress of such work.

Comprehensive testing is conducted at the manufacturer’s or a major subcontractor’s plant, which must meet industry standards and, in many cases, be supervised by our engineering personnel. Our engineering personnel review program management and construction schedules, engineering, design, manufacturing and integration and testing activities at both the manufacturer’s and major subcontractor’s sites. After construction is complete, we conduct final acceptance inspections of all deliverable items.

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

Other Insurance Coverage

We comply with the requirements to maintain insurance on our GEO satellites under the terms of the Senior Secured Credit Facilities and indentures that govern the Senior Secured Notes, the 2026 Senior Secured Notes and the Senior Notes. Under the most restrictive of these covenants, we are required to maintain insurance equal to a minimum of 33% of the aggregate net book value of any individual and 50% of the aggregate net book value of all in-orbit GEO satellites. We have arranged in-orbit insurance policies that generally expire in November 2023.

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

We do not insure our interests in Anik F1, Anik F1R, Anik F2, Anik F3, or Nimiq 2. We also do not insure our capacity on ViaSat-1.

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

We are subject to audits by taxing authorities in the various jurisdictions in which we operate. In Brazil, we are currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owed on revenue earned by our Brazilian subsidiaries for the period 2003 to 2018. The total disputed amount for the period 2003 to 2018, including interest and penalties, is currently $89.6 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. We have challenged the assessments. We believe the likelihood of a favorable outcome is more likely than not, and as such, no reserve has been established.

In Canada, the tax authorities previously reassessed $13.1 million relating to transfer pricing issues for the years 2009 to 2014. All disputes relate to Canadian tax authorities’ repricing of certain transactions between us and our subsidiaries. We have challenged the reassessment and have paid 50% of the outstanding amounts in order to formally object. We believe the likelihood of a favorable outcome is more likely than not, and as such, no reserve has been established.

The Canadian tax authorities have also reassessed the Company for $11.6 million relating to its Scientific Research and Experimental Development claims for the years 2016 and 2017. The Company has challenged the reassessments and paid 50% of the outstanding amounts in order to formally object. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

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

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (the “MD&A”) for Telesat Corporation is dated March 28, 2023 and provides information concerning our financial condition and results of operations for the year ended December 31, 2022. You should read this MD&A together with Telesat Corporation’s audited consolidated financial statements and the related notes for the year ended December 31, 2022.

As used in this MD&A, unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Canada and its subsidiaries for the period to November 18, 2021. As a result of Telesat Canada’s transaction with Loral Space & Communications Inc. (“Loral”) and Public Sector Pension Investment Board (the “Transaction”), Loral’s stockholders and Telesat Canada’s other equity holders exchanged their interests for equity in the new public holding company. Following the closing of the Transaction, from November 19, 2021 Telesat Canada became an indirect subsidiary of Telesat Corporation. Accordingly, the use of “we,” “our” and “us” refer to Telesat Corporation and its subsidiaries for the period from November 19, 2021 onwards. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Corporation’s audited consolidated financial statements included herein.

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

The information contained in this MD&A takes into account information available up to March 28, 2023, unless otherwise noted.

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

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this MD&A, the words “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. In addition, Telesat Corporation or its representatives have made or may make forward-looking statements, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities, and press releases or oral statements made with the approval of an authorized executive officer of Telesat Corporation. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

These forward-looking statements and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties which are described, but are not limited to, the risks listed below and in the section entitled “Risk Factors” included in Telesat Corporation’s annual report on Form 20-F for the year ended December 31, 2022 (the “Annual Report”). There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Factors that could cause actual results to differ from those projected include, but are not limited to (1) risks associated with financial factors, including swings in the global financial markets, increases in interest rates, and access to capital; (2) risks associated with satellite services, including dependence on large customers, launch delays and failures, in-orbit failures and competition; (3) risks and uncertainties associated with Telesat Lightspeed, including overcoming technological challenges, access to spectrum and markets, governmental restrictions or regulations, supply chain disruptions, the impact of inflation on development costs and financing, raising sufficient capital to design and implement the system and competition from other low earth orbit systems; (4) regulatory risks, such as the effect of industry and government regulations that affect Telesat; and (5) other risks, including risks relating to and resulting from the COVID-19 pandemic. The foregoing list of important factors is not exclusive. Furthermore, Telesat operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond Telesat’s control.

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

Additional information regarding the Company can be obtained on the SEC’s website at http://www.sec.gov and on SEDAR at http://www.sedar.com.

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

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. Historically, we have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. This has resulted in revenue from the satellite services business being fairly predictable.

As at December 31, 2022, we provided satellite services to customers from our fleet of 14 in-orbit geostationary satellites, as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

We have commenced the development of what we believe will be one of the world’s most advanced constellations of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, our first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. We also installed ground infrastructure at our teleport in Allan Park in Canada to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018.

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

Interest expense is significant and arises principally from our: Senior Secured Credit Facilities comprised of two outstanding secured credit facilities which includes a revolving facility maturing in 2024 and Term Loan B maturing in 2026 (together, the “Senior Secured Credit Facilities”); 6.5% senior unsecured notes due in 2027 issued by Telesat

Canada and Telesat LLC, as the co-issuer (the “Senior Unsecured Notes”); 4.875% senior secured notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “Senior Secured Notes”); and 5.625% senior secured notes due in December 2026 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “2026 Senior Secured Notes”).

Foreign exchange gains or losses incurred on the translation of our U.S. dollar denominated indebtedness and the gains or losses on financial instruments resulting from variations in the fair value of interest rate swaps, the prepayment options on our Senior Unsecured Notes, the prepayment option on our Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes remain significant components of our total expenses.

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

After decades of developing and successfully operating our geosynchronous orbit-based satellite services business, we are now poised to revolutionize the provision of global broadband connectivity by developing what we believe will be the one of world’s most advanced constellations of LEO satellites and integrated terrestrial infrastructure, Telesat Lightspeed.

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

Leading into 2023, we remain focused on increasing the utilization of our existing satellites, the development of our global Telesat Lightspeed constellation, and identifying and pursuing opportunities to invest in expansion satellite capacity all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Telesat Corporation’s net loss for the year ended December 31, 2022, was $80.1 million compared to net income of $155.0 million for the prior year. The negative variation of $235.1 million was principally due to a negative non-cash foreign exchange impact on the conversion of our U.S. dollar denominated debt combined with the recognition of Phase I accelerated clearing payments for the repurposing of C-band spectrum. This was partially offset by the gain on extinguishment of debt.

Below are the foreign exchange rates used for our audited consolidated financial statements and this MD&A:

	2022	2021	2020
US$ to $ spot rate as at December 31,	1.3554	1.2637	1.2725
US$ to $ average rate for the year ended December 31,	1.3017	1.2556	1.3425

Revenue

	Years ended December 31,		% Increase (Decrease)
($ millions except percentages)	2022	2021
Broadcast	$358.7	$390.8	(8.2)%
Enterprise	389.0	354.1	9.8%
Consulting and other	11.5	13.3	(13.2)%
Revenue	$759.2	$758.2	0.1%

Total revenue for the year ended December 31, 2022, increased by $1.0 million to $759.2 million compared to $758.2 million for the prior year.

Revenue from Broadcast services decreased by $32.2 million for the year ended December 31, 2022, when compared to the prior year. The decrease was primarily due to a reduction on the renewal of a long-term agreement with a North American DTH customer, combined with a reduction of services by another one of our North American DTH customers. This was partially offset by a favorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into the Canadian dollar equivalent.

Revenue from Enterprise services increased by $34.9 million for the year ended December 31, 2022, when compared to the prior year. The increase was primarily due to the completion of an equipment sale in 2022 to DARPA combined with higher consulting revenue in the DARPA and NASA programs, increased revenue from our mobility customers and a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue into the Canadian dollar equivalent. This was partially offset by revenue from short-term services provided to another satellite operator in 2021, which did not recur in 2022, combined with a decrease in revenue from reductions on contract renewals for certain services.

Consulting and other revenue decreased by $1.7 million for the year ended December 31, 2022, when compared to the prior year. The decrease was primarily due to a decreased level of consulting activity.

Expenses

	Years ended December 31,		% Increase (Decrease)
($ millions except percentages)	2022	2021
Depreciation	$188.8	$203.8	(7.4)%
Amortization	15.0	16.0	(6.3)%
Operating expenses	259.0	236.9	9.3%
Other operating gains (losses), net	—	(107.6)	(100.0)%
Total expenses	$462.7	$349.1	32.5%

Depreciation

Depreciation of satellites, property and other equipment decreased by $15.0 million for the year ended December 31, 2022, when compared to the prior year. The decrease in depreciation was primarily due to the end of useful life, for accounting purposes, of our Anik F3 satellite.

Amortization

Amortization of intangible assets decreased by $1.0 million for the year ended December 31, 2022, when compared to the prior year. The decrease was primarily related to the end of useful life, for accounting purposes, of certain revenue backlog.

Other Operating Gains (Losses), Net

The $107.6 million other operating gains, net for the year ended December 31, 2021 related to recognition of Phase I accelerated clearing payments we received for repurposing of U.S. C-band spectrum.

Operating Expenses

	Years ended December 31,		% Increase (Decrease)
($ millions except percentages)	2022	2021
Compensation and employee benefits	$152.2	$156.1	(2.5)%
Other operating expenses	52.8	50.6	4.4%
Cost of sales	54.0	30.2	78.7%
Operating expenses	$259.0	$236.9	9.3%

Total operating expenses increased by $22.0 million for the year ended December 31, 2022, when compared to the prior year.

Compensation and employee benefits decreased by $4.0 million for the year ended December 31, 2022, in comparison to the prior year. The decrease was primarily due to lower non-cash share-based compensation combined with lower bonus expense due to a one-time bonus in November 2021 tied to the completion of the Transaction. This was partially offset by higher wages and lower capitalized engineering costs.

Other operating expenses increased by $2.2 million for the year ended December 31, 2022, in comparison to the prior year. The increase was primarily due to higher expenses (including insurance) associated with being a public company and higher bad debts expense. This was partially offset by higher professional fees incurred in 2021 relating to the Transaction and lower consulting fees compared to 2021.

Cost of sales increased by $23.8 million for the year ended December 31, 2022, when compared to the prior year. The increase was primarily due to higher equipment sales relating to the DARPA program combined with higher third-party services primarily relating to the DARPA and NASA programs.

Interest Expense

	Years ended December 31,		% Increase (Decrease)
($ millions except percentages)	2022	2021
Debt service costs	$200.5	$164.0	22.3%
Interest expense on significant financing component	17.2	18.9	(8.6)%
Interest expense on satellite performance incentive payments	1.8	2.2	(19.6)%
Interest expense on employee benefit plans	0.6	1.4	(59.2)%
Interest expense on leases	1.6	1.5	7.5%
Interest expense	$221.8	$188.0	18.0%

Interest expense included interest related to our debt, as well as, interest related to our derivative instruments, significant financing components on certain revenue agreements, satellite performance incentive payments, employee benefit plans and leases.

Debt service costs, which included interest expense on indebtedness and derivative instruments, increased by $36.6 million for the year ended December 31, 2022, when compared to the prior year. The increase in interest expense was primarily due to an increase in interest rates on the U.S. TLB Facility, interest on our 2026 Senior Secured Notes, which were issued towards the end of April 2021, combined with an unfavorable foreign exchange impact on the conversion of U.S. dollar denominated debt service costs into the Canadian dollar equivalent. This was partially offset by the impact of the repurchase for retirement of Senior Unsecured Notes in 2022 combined with the impact of the maturity of our interest rate swaps in September 2021 and September 2022 as well as interest rate fluctuations on our interest rate swaps.

Interest expense on significant financing component decreased by $1.6 million for the year ended December 31, 2022, when compared to the prior year. The decrease in interest expense was primarily due to lower average prepayment balances for revenue agreements with a significant financing component.

Interest on satellite performance incentive payments decreased by $0.4 million for the year ended December 31, 2022, when compared to the prior year, primarily due to declining balances of satellite performance incentive liabilities.

Interest expense on employee benefit plans decreased by $0.9 million for the year ended December 31, 2022, when compared to the prior year. The decrease was primarily due to a lower estimate of interest expense according to actuarial reports.

Interest expense on leases increased by $0.1 million for the year ended December 31, 2022, when compared to the prior year. The increase was primarily a result of new leases during the year.

Gain on Extinguishment of Debt

	Years ended December 31,
($ millions)	2022	2021
Gain on extinguishment of debt	$106.9	$—

The gain on extinguishment of debt for the year ended December 31, 2022 resulted from our repurchase for retirement of Senior Unsecured Notes with a principal amount of $202.1 million (US$160.0 million) by way of open market purchases in exchange for $97.2 million (US$77.0 million).

Interest and Other Income

	Years ended December 31,
($ millions)	2022	2021
Interest and other income	$23.5	$3.4

Interest and other income increased by $20.1 million for the year ended December 31, 2022, when compared to the prior year. The increase was primarily due to higher interest rates earned on our outstanding cash and cash equivalent balances, combined with higher cash and cash equivalent balances.

Foreign Exchange and Derivatives

	Years ended December 31,
($ millions)	2022	2021
Gain (loss) on changes in fair value of financial instruments	$4.3	$(18.7)
Gain (loss) on foreign exchange	$(239.6)	$27.5

The gain on changes in fair value of financial instruments for the year ended December 31, 2022 was $4.3 million compared to a loss of $18.7 million for the same period in 2021 resulting in a positive change of $23.0 million.

The gain on changes in fair value of financial instruments for the year ended December 31, 2022 and the loss on changes in fair value of financial instruments for the year ended December 31, 2021 primarily reflected changes in the fair values of our interest rate swaps and prepayment options on our Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes. The gains or losses on changes in fair value of financial instruments were as a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates.

The foreign exchange loss for the year ended December 31, 2022, was $239.6 million compared to a foreign exchange gain of $27.5 million for 2021 resulting in a negative change of $267.1 million.

The loss for the year ended December 31, 2022 was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at December 31, 2022 ($1.3554), compared to the spot rate as at December 31, 2021 ($1.2637), and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness.

The gain for the year ended December 31, 2021 was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate as at December 31, 2021 ($1.2637), compared to the spot rate as at December 31, 2020 ($1.2725), and the resulting favorable impact on the translation of our U.S. dollar denominated indebtedness.

Income Taxes

	Years ended December 31,
($ millions)	2022	2021
Current tax expense	$77.6	$85.2
Deferred tax recovery	(27.7)	(6.8)
Tax expense	$49.9	$78.4

The tax expense for the year ended December 31, 2022, was $28.4 million lower than the prior year. The decrease was primarily due to a decrease in operating income combined with higher interest expense and foreign exchange losses in 2022, which were partially offset by the gains on the extinguishment of debt.

Backlog

Remaining performance obligations, which we refer to as contracted revenue backlog (“backlog”), represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at December 31, 2022, our contracted backlog was approximately $1.8 billion, which does not include any backlog associated with the Telesat Lightspeed program. For the last three years we have had, on average, 82.4% of each year’s total revenue already under contract at the beginning of the year.

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

We expect our backlog as at December 31, 2022 to be recognized as follows:

($ millions)	2023	2024	2025	2026	2027	Thereafter
Backlog	$568.9	$349.6	$233.6	$195.7	$128.6	$282.2

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at December 31, 2022, we had $1,677.8 million of cash and short-term investments, including $1,045.0 million held in unrestricted subsidiaries, as well as approximately $200.0 million U.S. dollars (or Canadian dollar equivalent) borrowing availability under our Revolving Credit Facility.

Cash Flows generated from Operating Activities

Cash generated from operating activities for the year ended December 31, 2022, was $228.8 million, a $64.6 million decrease compared to the prior year. The decrease was primarily due to lower operating income, partially offset by an increase in cash flows from operating assets and liabilities.

Cash Flows generated from (used in) Investing Activities

Cash generated from investing activities for the year ended December 31, 2022 was $0.1 million. This consisted of proceeds received from the Phase I accelerated clearing payments for the repurposing of C-band spectrum of $64.7 million. This cash inflow was partially offset by $31.8 million on payments associated with the Telesat Lightspeed constellation and $32.7 million of payments for property and other equipment.

Cash used in investing activities for the year ended December 31, 2021 was $270.0 million. This consisted of $279.9 million on payments associated with the Telesat Lightspeed constellation, $31.7 million of payments for property and other equipment and a $1.2 million intangible asset acquisition in software. The cash outflows were partially offset by proceeds received from the Phase I accelerated clearing payments for the repurposing of C-band spectrum of $42.9 million.

Cash Flows generated from (used in) Financing Activities

Cash used in financing activities for the year ended December 31, 2022 was $104.9 million. This was primarily due to the repurchase of a portion of the Senior Unsecured Notes for retirement, combined with the payment of final transaction adjustment amount and payments on the satellite performance incentive liabilities. This was partially offset by cash received from our government grant.

Cash generated from financing activities for the year ended December 31, 2021 was $605.2 million. This was primarily due to proceeds received from the issuance of the 2026 Senior Secured Notes in April 2021.

Government Grant

In 2019, we entered into an agreement with the GoC pursuant to which the GoC would contribute up to $85.0 million to support the development of the Telesat Lightspeed constellation through the GoC Strategic Innovation Fund. In return for the grant, Telesat has made a number of commitments to the GoC, including commitments to conduct over $200.0 million of research and development activities in Canada as well as to expand its Canadian workforce.

The costs that were incurred in connection with this program to date are summarized below:

	Years ended December 31,
($ millions)	2022	2021	2020
Satellites, property and other equipment	$51.3	$323.0	$83.1
Operating expenses	65.8	31.7	21.1
Total costs incurred	$117.1	$354.7	$104.2

Total research and development costs for Telesat Lightspeed for the year ended December 31, 2022 decreased by $237.6 million from $354.7 million to $117.1 million, when compared to the prior year. The decrease was primarily driven by a reduction in the development activities in the Telesat Lightspeed program.

Total research and development costs for Telesat Lightspeed for the year ended December 31, 2021 increased by $250.5 million from $104.2 million to $354.7 million, when compared to the prior year. The increase was primarily driven by the continued ramp in the development of Telesat Lightspeed.

The following claims against the government grant have been made to date against the costs incurred associated with the program:

	Years ended December 31,
($ millions)	2022	2021	2020
Satellites, property and other equipment	$3.5	$10.0	$8.0
Operating expenses	5.2	4.8	4.0
Prepaid expenses	0.1	—	—
Total costs incurred	$8.8	$14.8	$12.0

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at December 31, 2022, cash flows from operating activities, and drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest and principal payments on our indebtedness and our capital requirements. This includes the commitments we have made to date for our Telesat Lightspeed program, but it does not include the capital that would be required to commence construction of the constellation. We may use some of our available cash to pay down some of our existing debt.

The construction of any satellite replacement or expansion program will require significant capital expenditures, in particular the planned Telesat Lightspeed constellation. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments, cash flows generated from operating activities, cash flows from customer prepayments or through borrowings on the Revolving Credit Facility under the Senior Secured Credit Facilities; vendor financing; equity investments, including through the issuance of public equity; export credit agency financing; additional secured or unsecured debt financing; proceeds received from repurposing U.S. C-band spectrum; and from government sources. Given the increase in costs of the Telesat Lightspeed program, we expect to need to secure additional financing in addition to the sources of equity previously announced (Telesat cash and short-term investments, GoC and GoQ investments) and the Export Credit Agency (“ECA”) borrowings we are seeking to finalize. We may raise additional funding for the Telesat Lightspeed constellation through the issuance of additional equity of the unrestricted subsidiaries which will own, operate and commercialize the Telesat Lightspeed constellation. We are currently in discussions with parties on potential equity transactions. There can be no assurance that these discussions will result in any investment or, if consummated, will be on terms that are favorable.

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

We are developing our planned Telesat Lightspeed constellation in Unrestricted Subsidiaries (as defined in the credit agreement governing our Senior Secured Credit Facilities (the “Credit Agreement”) and indentures governing the Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes (together, the “Indentures”)), and we expect to complete the development of, fund, and operate our Telesat Lightspeed constellation through current or future Unrestricted Subsidiaries.

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

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200.0 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Secured Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As at December 31, 2022, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) is a US$1,908.5 million facility maturing in December 2026.

As at December 31, 2022, US$1,552.8 million of this facility was outstanding, which represents the full amount available. The borrowings under our U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%.

The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter. There are currently no mandatory quarterly principal repayments required.

Senior Secured Notes

Our Senior Secured Notes, in the amount of US$400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. The indenture governing the Senior Secured Notes includes covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Secured Notes, without penalty, before December 1, 2024, in each case subject to exceptions provided in the Senior Secured Notes indenture.

2026 Senior Secured Notes

On April 27, 2021, we issued US$500.0 million in aggregate principal amount of 2026 Senior Secured Notes which bear interest at an annual rate of 5.625% and are due in December 2026. The indenture governing the 2026 Senior Secured Notes includes covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, effect mergers with another entity, and redeem the 2026 Senior Secured Notes, without penalty, before December 6, 2023, in each case subject to exceptions provided in such indenture.

Senior Unsecured Notes

Our Senior Unsecured Notes, in the original principal amount of US$550.0 million, bear interest at an annual rate of 6.5% and are due in October 2027. The indenture governing the Senior Unsecured Notes includes covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Unsecured Notes, without penalty, before October 15, 2024, in each case subject to exceptions provided in the Senior Unsecured Notes indenture.

During the year ended December 31, 2022, we repurchased for retirement Senior Unsecured Notes with a principal amount of $202.1 million (US$160.0 million) by way of open market purchases in exchange for $97.2 million (US$77.0 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $1.9 million (US$1.5 million) and a gain on extinguishment of debt of $106.9 million (US$84.5 million).

As at December 31, 2022, we were in compliance with the financial covenants of our Senior Secured Credit Facilities, the indenture governing our Senior Unsecured Notes, the indenture governing our Senior Secured Notes and the indenture governing our 2026 Senior Secured Notes.

Debt Service Cost

The interest expense on our Senior Secured Credit Facilities, Senior Unsecured Notes, Senior Secured Notes, 2026 Senior Secured Notes and interest rate swaps, excluding the impact of the amortization of deferred financing costs, prepayment options and loss on repayment for the year ended December 31, 2022 was $195.7 million.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to the prepayment option on our Senior Unsecured Notes, the prepayment option on our Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes. As at December 31, 2022, the fair value of the embedded derivative related to the prepayment option on our Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes was $Nil.

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

MATERIAL CASH REQUIREMENTS

A summary of the material cash requirements as at December 31, 2022, that are due in each of the next five years and after 2027 are summarized the table below:

($ millions)	2023	2024	2025	2026	2027	Thereafter	Total
Satellite performance incentive payments, including interest(1)	$8.1	$5.7	$3.3	$3.4	$2.5	$8.0	$31.0
Senior Secured Credit Facilities and Notes(2)	$—	$—	$—	$2,782.4	$1,070.8	$—	$3,853.2
Interest on long-term indebtedness(2)	$278.5	$253.3	$251.9	$242.0	$47.6	$—	$1,073.2
Lease liabilities(3)	$3.6	$3.4	$3.1	$2.9	$2.8	$33.0	$48.9
Property lease commitments(4)	$0.9	$1.1	$1.0	$1.0	$1.0	$11.2	$16.3
Commitments for capital expenditures(5)	$58.3	$43.1	$54.4	$—	$—	$—	$155.8
Other operating commitments(6)	$33.9	$24.5	$14.6	$6.2	$4.0	$11.8	$95.0
Contributions to defined benefit plans(7)	$5.5	$1.9	$1.9	$1.9	$1.9	$1.9	$14.9

____________

(1)      Satellite performance incentive payments are obligations payable to satellite manufacturers over the lives of certain satellites. Satellite performance incentive payments will be paid through the usage of cash and short-term investments, cash flows from operating activities, or drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities.

(2)      Balance relates to Senior Secured Credit Facilities, Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes and all corresponding interest thereon, excluding the impact of the amortization of deferred financing costs, loss on repayment and prepayment options. Over the next twelve months, the payments will be paid through the usage of cash and short-term investments, cash flows from operating activities, or drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities.

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

(7)      Over the next twelve months, contributions to the defined benefit pension plans will be made through the usage of cash and short-term investments and cash flows from operating activities. Certain contributions subsequent to 2023 are not quantifiable as they are largely dependent on the result of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.

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

For the year ended December 31, 2022, we recorded a mainly non-cash foreign exchange loss of approximately $239.6 million due to stronger U.S. to Canadian dollar spot rate ($1.3554) compared to December 31, 2021 ($1.2637).

For the year ended December 31, 2021, we recorded a mainly non-cash foreign exchange gain of approximately $27.5 million due to a weaker U.S. to Canadian dollar spot rate ($1.2637) compared to December 31, 2020 ($1.2725).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

Years ended December 31,	2022	2021
Revenue	53.8%	53.1%
Operating expenses	37.1%	32.1%
Interest on our indebtedness	100.0%	100.0%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•        forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

•        currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at December 31, 2022, we have no forward currency contracts nor any currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and (decreased) increased our net income as at December 31, 2022 by $192.7 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $77.3 million, increased (decreased) our net income by $21.5 million and increased (decreased) our other comprehensive income by $55.8 million as at and for the year ended December 31, 2022.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the year ended December 31, 2022, as summarized in the table below:

($ millions)
Revenue	$20.4
Operating expenses	$4.8
Interest on our indebtedness	$9.8

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective year, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at December 31, 2022.

($ millions, beginning of year)	2023	2024	2025	2026	2027	Thereafter
U.S. TLB Facility	$2,104.7	$2,104.7	$2,104.7	$2,104.7	$—	$—
Senior Unsecured Notes	528.6	528.6	528.6	528.6	528.6	—
Senior Secured Notes	542.2	542.2	542.2	542.2	542.2	—
2026 Senior Secured Notes	677.7	677.7	677.7	677.7	—	—
U.S. dollar denominated debt balances	$3,853.2	$3,853.2	$3,853.2	$3,853.2	$1,070.8	$—

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

Our policy is that we do not use derivative instruments for speculative purposes. In October 2017, we entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on US$1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As at December 31, 2021, one interest rate swap of US$450 million, was outstanding to hedge the interest rate associated with the variable interest rate on the U.S. denominated Term Loan B at fixed interest rate, excluding applicable margins, of 2.04%. This interest rate swap matured in September 2022. There are no outstanding interest rate swaps as at December 31, 2022.

If the interest rates on our variable rate debt increased (decreased) by 0.25%, the result would be a decrease (increase) of $4.3 million to our net income for year ended December 31, 2022.

As at December 31, 2022, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective year, net of our scheduled repayments, and based on the foreign exchange rate as at December 31, 2022.

($ millions)	2023	2024	2025	2026	2027	Thereafter
U.S. TLB Facility	$2,104.7	$2,104.7	$2,104.7	$2,104.7	$—	$—

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

We believe the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income as an indicator of our operating performance. The following is a reconciliation of net income (loss) to Adjusted EBITDA.

	Years ended December 31,
($ millions)	2022	2021
Net income (loss)	$(80.1)	$155.0
Tax expense (recovery)	49.9	78.4
(Gain) loss on changes in fair value of financial instruments	(4.3)	18.7
(Gain) loss on foreign exchange	239.6	(27.5)
Interest and other income	(23.5)	(3.4)
Interest expense	221.8	188.0
Gains on extinguishment of debt	(106.9)	—
Depreciation	188.8	203.8
Amortization	15.0	16.0
Other operating (gains) losses, net	—	(107.6)
Non-recurring compensation expenses(1)	0.3	5.4
Non-cash expense related to share-based compensation	67.4	73.7
Adjusted EBITDA	$567.9	$600.4

Revenue	$759.2	$758.2
Adjusted EBITDA Margin	74.8%	79.2%

____________

(1)      Includes severance payments, special compensation and benefits for executives and employees and one-time bonus in 2021 as a result of the close of the Transaction.

Adjusted EBITDA for Telesat Corporation decreased by $32.5 million for the year ended December 31, 2022, when compared to the prior year. The decrease was primarily due to an increase in operating expense, partially offset by a favorable foreign exchange impact.

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

Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued and non-cash charges related to share-based compensation expense. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.

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

The following is a reconciliation of net income (loss), which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

(in $ millions)	Year Ended December 31, 2022
Net income (loss)	$(80.1)
Impact of unrestricted subsidiaries	28.6
Consolidated income for Covenant Purposes	(51.5)
Plus:
Income taxes (Note 1)	44.9
Interest expense (Note 1)	193.9
Depreciation and amortization expense (Note 1)	202.2
Non-cash share-based compensation and pension expense	75.0
Other	18.0
Increased (decreased) by:
Non-cash gains on changes in fair value of financial instruments and swap obligations and cash gains on the value of swap obligations	(4.3)
Gains on extinguishment of debt	(106.9)
Non-cash gains resulting from changes in foreign exchange rates	237.0
Consolidated EBITDA for Covenant Purposes	$608.3

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

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at December 31, 2022
U.S. dollar denominated debt
Term Loan B U.S. Facility (US$)	$1,552.8
Senior Unsecured Notes (US$)	390.0
Senior Secured Notes (US$)	400.0
2026 Senior Secured Notes (US$)	500.0
2,842.8
Foreign exchange adjustment	1,010.3
Subtotal	3,853.2
Deferred financing costs and prepayment options	(3.1)
Indebtedness	$3,850.1
(in $ millions)
Indebtedness	$3,850.1
Adjustments for covenant purposes:
Deferred financing costs and prepayment options	3.1
Add: lease liabilities	34.1
Consolidated Total Debt	3,887.3
Less: Cash and cash equivalents (max. US$100 million)	(135.5)
Consolidated Total Debt for Covenant Purposes	$3,751.7

Consolidated Total Debt	$3,887.3
Less: Unsecured debt (Senior Unsecured Notes)	(528.6)
Consolidated Total Secured Debt	3,358.7
Less: Cash and cash equivalents (max. US$100 million)	(135.5)
Consolidated Total Secured Debt for Covenant Purposes	$3,223.1

As at December 31, 2022, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 6.17:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 5.30:1.00.

The consolidated EBITDA for covenant purposes for the Senior Secured Credit Facilities for the year ended December 31, 2021 was $650.4 million. Detailed information of the calculation is included in Item 5. Operating and Financial Review and Prospects — A. Operating results in the Telesat Corporation’s Annual Report for the year December 31, 2021 on form 20-F filed with the SEC on March 18, 2022, which can be obtained on the SEC website at http://www.sec.gov.

As of the date hereof we are in compliance with our debt covenants.

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

Condensed Consolidating Statements of Income (Loss)
For the year ended December 31, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$649,933	$404,856	$38,313	$(333,933)	$759,169
Operating expenses	(2,968)	(925)	—	(423,873)	(96,655)	(68,501)	333,933	(258,989)
Depreciation	—	—	—	(34,104)	(142,661)	(1,210)	(10,780)	(188,755)
Amortization	—	—	—	(3,172)	(2,559)	(313)	(8,935)	(14,979)
Other operating gains (losses), net	—	—	—	(43)	37	—	13	7
Operating income (loss)	(2,968)	(925)	—	188,741	163,018	(31,711)	(19,702)	296,453
Income (loss) from equity investments	15,889	20,597	—	130,849	3,411	—	(170,746)	—
Interest expense	—	(1,149)	—	(206,447)	(14,121)	(23)	(16)	(221,756)
Gain on extinguishment of debt	—	—	—	106,916	—	—	—	106,916
Interest and other income (expense)	13	(29)	—	80,271	728	15,880	(73,387)	23,476
Gain (loss) on change in fair value of financial instruments	—	—	—	4,314	—	—	—	4,314
Gain (loss) on foreign exchange	54	64	—	(237,208)	247	(2,748)	—	(239,591)
Income (loss) before income taxes	12,988	18,558	—	67,436	153,283	(18,602)	(263,851)	(30,188)
Tax (expense) recovery	—	(2,669)	—	(46,839)	1,919	(2,340)	—	(49,929)
Net income (loss)	$12,988	$15,889	$—	$20,597	$155,202	$(20,942)	$(263,851)	$(80,117)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$12,988	$15,889	$—	$20,597	$155,202	$(20,942)	$(263,851)	$(80,117)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(692)	(1,011)	—	12,191	25,603	138,086	(25,721)	148,456
Other comprehensive income (loss) from equity investments	174,869	175,880	—	163,689	41,501	—	(555,939)	—
Items that will not be reclassified into profit or loss
Actuarial gain (loss) on defined benefit plans	—	7,514	—	24,906	862	—	—	33,282
Income tax on items that will not be reclassified to profit or loss	—	—	—	(6,587)	(181)	—	—	(6,768)
Total other comprehensive income (loss) from equity investments	26,514	19,000	—	681	—	—	(46,195)	—
Total other comprehensive income (loss)	200,691	201,383	—	194,880	67,785	138,086	(627,855)	174,970
Total comprehensive income (loss)	$213,679	$217,272	$—	$215,477	$222,987	$117,144	$(891,706)	$94,853

Condensed Consolidating Statements of Income (Loss)
For the year ended December 31, 2021

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$671,525	$425,303	$8,157	$(346,773)	$758,212
Operating expenses	(1,246)	(385)	—	(465,998)	(84,607)	(31,486)	346,773	(236,949)
Depreciation	—	—	—	(39,698)	(174,796)	(759)	11,481	(203,772)
Amortization	—	—	—	(548)	(2,441)	(298)	(12,696)	(15,983)
Other operating gains (losses), net	—	(26)	—	(841)	20	(1,286,739)	1,395,201	107,615
Operating income (loss)	(1,246)	(411)	—	164,440	163,479	(1,311,125)	1,393,986	409,123
Income (loss) from equity investments	(879,174)	(878,451)	—	(785,542)	(935,294)	—	3,478,461	—
Interest expense	—	(55)	—	(173,684)	(14,108)	(34)	(113)	(187,994)
Interest and other income (expense)	—	(257)	—	46,226	299	1,100	(43,950)	3,418
Gain (loss) on change in fair value of financial instruments	—	—	—	(18,684)	—	—	—	(18,684)
Gain (loss) on foreign exchange	—	—	—	9,471	26,857	(7,740)	(1,049)	27,539
Income (loss) before income taxes	(880,420)	(879,174)	—	(757,773)	(758,767)	(1,317,799)	4,827,335	233,402
Tax (expense) recovery	—	—	—	(42,960)	(3,733)	359,463	(391,147)	(78,377)
Net income (loss)	$(880,420)	$(879,174)	$—	$(800,733)	$(762,500)	$(958,336)	$4,436,188	$155,025

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2021

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$(880,420)	$(879,174)	$—	$(800,733)	$(762,500)	$(958,336)	4,436,188	$155,025
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	35	10	—	22,816	(31,037)	(8,240)	(1,139)	(17,555)
Other comprehensive income (loss) from equity investments	8,237	8,227	—	(39,277)	7,429	—	15,384	—
Items that will not be reclassified into profit or loss
Actuarial gain (loss) on defined benefit plans	—	816	—	54,596	10	—	—	55,422
Income tax on items that will not be reclassified to profit or loss	—	—	—	(14,424)	—	—	—	(14,424)
Total other comprehensive income (loss) from equity investments	40,998	40,182	—	10	—	—	(81,190)	—
Total other comprehensive income (loss)	49,270	49,235	—	23,721	(23,598)	(8,240)	(66,945)	23,443
Total comprehensive income (loss)	$(831,150)	$(829,939)	$—	$(777,012)	$(786,098)	$(966,576)	$4,369,243	$178,468

Condensed Consolidating Statements of Income (Loss)
For the year ended December 31, 2020

	Telesat Canada	Telesat LLC	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$695,948	$—	$445,995	$438	$(321,913)	$820,468
Operating expenses	(396,870)	—	(80,539)	(26,098)	321,875	(181,632)
Depreciation	(35,134)	—	(175,904)	(314)	(5,533)	(216,885)
Amortization	(1,039)	—	(3,183)	—	(12,973)	(17,195)
Other operating gains (losses), net	450,898	—	1,280,018	85,582	(1,816,713)	(215)
Operating income (loss)	713,803	—	1,466,387	59,608	(1,835,257)	404,541
Income (loss) from equity investments	1,116,730	—	2,171	—	(1,118,901)	—
Interest expense	(187,040)	—	(16,524)	(39)	(157)	(203,760)
Interest and other income (expense)	166,637	—	1,557	3,817	(166,815)	5,196
Gain (loss) on change in fair value of financial instruments	(13,115)	—	—	—	—	(13,115)
Gain (loss) on foreign exchange	49,135	—	(3,608)	2,074	4	47,605
Income (loss) before income taxes	1,846,150	—	1,449,983	65,460	(3,121,126)	240,467
Tax (expense) recovery	(60,872)	—	(13,768)	(382,774)	461,767	4,353
Net income (loss)	$1,785,278	$—	$1,436,215	$(317,314)	$(2,659,359)	$244,820

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2020

	Telesat Canada	Telesat LLC	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$1,785,278	$—	$1,436,215	$(317,314)	$(2,659,359)	$244,820
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	—	—	(7,623)	(19,592)	(5,207)	(32,422)
Other comprehensive income (loss) from equity investments	(27,215)	—	(6,560)	—	33,775	—
Items that will not be reclassified into profit or loss
Actuarial (gain) loss on defined benefit plans	(13,076)	—	(617)	—	—	(13,693)
Income tax on items that will not be reclassified to profit or loss	3,461	—	123	—	—	3,584
Total other comprehensive income (loss) from equity investments	(494)	—	—	—	494	—
Total other comprehensive income (loss)	(37,324)	—	(14,677)	(19,592)	29,062	(42,531)
Total comprehensive income (loss)	$1,747,954	$—	$1,421,538	$(336,906)	$(2,630,297)	$202,289

Condensed Consolidating Balance Sheets
As at December 31, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$18	$4,742	$—	$496,106	$136,713	$1,040,213	$—	$1,677,792
Trade and other receivables	—	—	—	17,672	14,798	8,778	—	41,248
Other current financial assets	—	—	—	—	95	420	—	515
Intercompany receivables	4,543	—	—	240,093	21,864	1,229	(267,729)	—
Current income tax recoverable	—	1,761	—	14,463	2,285	27	(127)	18,409
Prepaid expenses and other current assets	3,282	78	—	13,336	13,842	30,627	(10,841)	50,324
Total current assets	$7,843	$6,581	$—	$781,670	$189,597	$1,081,294	$(278,697)	$1,788,288
Satellites, property and other equipment	—	—	—	104,600	757,113	460,623	41,748	1,364,084
Deferred tax assets	—	—	—	—	6,642	—	43,342	49,984
Other long-term financial assets	—	767	—	3,020	6,689	—	—	10,476
Long-term income tax recoverable	—	—	—	15,303	—	—	—	15,303
Other long-term assets	—	—	—	47,686	291	—	—	47,977
Intangible assets	—	—	—	164	1,080,042	527,162	(850,490)	756,878
Investment in affiliates	504,389	602,852	—	3,631,292	138,496	—	(4,877,029)	—
Goodwill	—	—	—	549,162	—	—	1,897,441	2,446,603
Total assets	$512,232	$610,200	$—	$5,132,897	$2,178,870	$2,069,079	$(4,023,685)	$6,479,593

Liabilities
Trade and other payables	$257	$164	$—	$21,584	$9,361	$12,189	$—	$43,555
Other current financial liabilities	—	—	—	45,549	3,015	—	(167)	48,397
Intercompany payables	11,606	87	—	70,158	169,820	16,058	(267,729)	—
Income taxes payable	—	3,233	—	—	—	319	(76)	3,476
Other current liabilities	—	(3)	—	62,759	22,836	1,211	(10,835)	75,968
Current indebtedness	—	—	—	—	—	—	—	—
Total current liabilities	$11,863	$3,481	$—	$200,050	$205,032	$29,777	$(278,807)	$171,396
Long-term indebtedness	—	—	—	3,850,081	—	—	—	3,850,081
Deferred tax liabilities	—	—	—	370,433	—	26,141	(120,878)	275,696
Other long-term financial liabilities	—	197	—	2,348	17,097	—	21	19,663
Other long-term liabilities	—	11,641	—	107,132	208,037	245	—	327,055
Total liabilities	11,863	15,319	—	4,530,044	430,166	56,163	(399,664)	4,643,891
Total shareholders’ equity	500,369	594,881	—	602,853	1,748,704	2,012,916	(3,624,021)	1,835,702
Total liabilities and shareholders’ equity	$512,232	$610,200	$—	$5,132,897	$2,178,870	$2,069,079	$(4,023,685)	$6,479,593

Condensed Consolidating Balance Sheets
As at December 31, 2021

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$4	$904	$—	$368,778	$101,335	$978,572	$—	$1,449,593
Trade and other receivables	—	431	—	22,526	15,345	84,396	—	122,698
Other current financial assets	—	385	—	—	87	389	—	861
Intercompany receivables	—	—	—	199,717	14,510	1,100	(215,327)	—
Current income tax recoverable	—	1,642	—	—	1,053	567	(43)	3,219
Prepaid expenses and other current assets	3,291	73	—	6,977	2,355	28,386	(18)	41,064
Total current assets	$3,295	$3,435	$—	$597,998	$134,685	$1,093,410	$(215,388)	$1,617,435
Satellites, property and other equipment	—	—	—	133,913	863,600	380,433	51,742	1,429,688
Deferred tax assets	—	—	—	—	2,768	—	43,419	46,187
Other long-term financial assets	—	715	—	5,115	10,518	—	—	16,348
Long-term income tax recoverable	—	—	—	12,277	—	—	—	12,277
Other long-term assets	—	—	—	30,688	566	—	—	31,254
Intangible assets	—	—	—	1,917	1,078,076	491,801	(809,135)	762,659
Investment in affiliates	296,358	424,178	—	3,597,850	98,786	—	(4,417,172)	—
Goodwill	—	—	—	549,162	—	—	1,897,441	2,446,603
Total assets	$299,653	$428,328	$—	$4,928,920	$2,188,999	$1,965,644	$(3,449,093)	$6,362,451

Liabilities
Trade and other payables	$867	$316	$—	$30,626	$8,658	$14,161	$—	$54,628
Other current financial liabilities	—	—	—	33,543	3,161	—	(57)	36,647
Intercompany payables	3,648	64	—	53,035	143,289	15,291	(215,327)	—
Income taxes payable	—	—	—	4,549	71	1,002	—	5,622
Other current liabilities	—	—	—	62,703	6,665	15,715	(25)	85,058
Current indebtedness	—	—	—	—	—	—	—	—
Total current liabilities	$4,515	$380	$—	$184,456	$161,844	$46,169	$(215,409)	$181,955
Long-term indebtedness	—	—	—	3,792,597	—	—	—	3,792,597
Deferred tax liabilities	—	—	—	388,339	—	24,372	(116,393)	296,318
Other long-term financial liabilities	—	183	—	5,797	17,833	—	22	23,835
Other long-term liabilities	—	18,555	—	135,236	217,066	596	—	371,453
Total liabilities	4,515	19,118	—	4,506,425	396,743	71,137	(331,780)	4,666,158
Total shareholders’ equity	295,138	409,210	—	422,495	1,792,256	1,894,507	(3,117,313)	1,696,293
Total liabilities and shareholders’ equity	$299,653	$428,328	$—	$4,928,920	$2,188,999	$1,965,644	$(3,449,093)	$6,362,451

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$12,988	$15,889	$—	$20,597	$155,202	$(20,942)	$(263,851)	$(80,117)
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	34,104	142,661	1,210	10,780	188,755
Amortization	—	—	—	3,172	2,559	313	8,935	14,979
Tax expense (recovery)	—	2,669	—	46,839	(1,919)	2,340	—	49,929
Interest expense	—	1,149	—	206,447	14,121	23	16	221,756
Interest income	(13)	(16)	—	(6,361)	(1,293)	(15,881)	—	(23,564)
(Gain) loss on foreign exchange	(54)	(64)	—	237,208	(247)	2,748	—	239,591
(Gain) loss on changes in fair value of financial instruments	—	—	—	(4,314)	—	—	—	(4,314)
Share-based compensation	692	—	—	61,629	3,750	1,357	—	67,428
(Income) loss from equity investments	(15,889)	(20,597)	—	(130,849)	(3,411)	—	170,746	—
(Gain) loss on disposal of assets	—	—	—	43	(37)	—	(13)	(7)
Gain on extinguishment of debt	—	—	—	(106,916)	—	—	—	(106,916)
Deferred revenue amortization	—	—	—	(32,233)	(27,503)	(17,339)		(77,075)
Pension expense	—	540	—	7,047	—	—	—	7,587
Other	—	—	—	(2,454)	1,270	—	—	(1,184)
Income taxes paid, net of income taxes received	—	(39)	—	(91,993)	(3,449)	(2,662)	—	(98,143)
Interest paid, net of interest received	13	16	—	(177,578)	(358)	14,794	—	(163,113)
Operating assets and liabilities	2,277	1,625	—	(41,352)	12,929	17,653	124	(6,744)
Net cash from (used in) operating activities	14	1,172	—	23,036	294,275	(16,386)	(73,263)	228,848

Cash flows (used in) generated from investing activities
Satellite programs	—	—	—	—	—	(31,805)	—	(31,805)
Purchase of other property and equipment	—	—	—	(3,931)	(522)	(28,248)	—	(32,701)
Purchase of intangible assets	—	—	—	—	(71)	—	—	(71)
Return of capital to shareholder	—	23,290	—	191,248	—	—	(214,538)	—
C-band clearing proceeds	—	—	—	—	—	64,651	—	64,651
Net cash (used in) generated from investing activities	—	23,290	—	187,317	(593)	4,598	(214,538)	74

Cash flows (used in) generated from financing activities
Repayment of indebtedness	—	—	—	(97,234)	—	—	—	(97,234)
Payment of principal on lease liabilities	—	—	—	(1,193)	(944)	(361)	—	(2,498)
Satellite performance incentive payments	—	—	—	(4,896)	(1,771)	—	—	(6,667)
Government grant received	—	—	—	—	—	22,324	—	22,324
Final Transaction adjustment payment	—	(20,790)	—	—	—	—	—	(20,790)
Return of capital to shareholder	—	—	—	(23,290)	(191,248)	—	214,538	—
Dividends paid	—	—	—	—	(73,263)	—	73,263	—
Net cash (used in) generated from financing activities	—	(20,790)	—	(126,613)	(267,226)	21,963	287,801	(104,865)
Effect of changes in exchange rates on cash and cash equivalents	—	166	—	43,588	8,922	51,466	—	104,142
Changes in cash and cash equivalents	14	3,838	—	127,328	35,378	61,641	—	228,199
Cash and cash equivalents, beginning of year	4	904	—	368,778	101,335	978,572	—	1,449,593
Cash and cash equivalents, end of year	$18	$4,742	$—	$496,106	$136,713	$1,040,213	$—	$1,677,792

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2021

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$(880,420)	$(879,174)	$—	$(800,733)	$(762,500)	$(958,336)	$4,436,188	$155,025
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	39,698	174,796	759	(11,481)	203,772
Amortization	—	—	—	548	2,441	298	12,696	15,983
Tax expense (recovery)	—	—	—	42,960	3,733	(359,463)	391,147	78,377
Interest expense	—	55	—	173,684	14,108	34	113	187,994
Interest income	—	—	—	(2,181)	(978)	(1,233)	—	(4,392)
(Gain) loss on foreign exchange	—	—	—	(9,471)	(26,857)	7,740	1,049	(27,539)
(Gain) loss on changes in fair value of financial instruments	—	—	—	18,684	—	—	—	18,684
Share-based compensation	—	—	—	73,698	25	—	—	73,723
(Income) loss from equity investments	879,174	878,451	—	785,542	935,294	—	(3,478,461)	—
(Gain) loss on disposal of assets	—	26	—	841	(20)	—	1	848
Deferred revenue amortization	—	—	—	(39,684)	(24,990)	(324)	—	(64,998)
Pension expense	—	74	—	8,059	—	—	—	8,133
C-band clearing proceeds	—	—	—	—	—	64,289	(107,149)	(42,860)
Impairment	—	—	—	—	—	1,286,739	(1,286,739)	—
Other	—	—	—	(2,531)	578	—	—	(1,953)
Income taxes paid, net of income taxes received	—	—	—	(90,882)	(2,564)	(796)	—	(94,242)
Interest paid, net of interest received	—	—	—	(155,027)	(643)	1,237	—	(154,433)
Operating assets and liabilities	1,250	(691)	—	59,652	(19,918)	(97,490)	(1,428)	(58,625)
Net cash from (used in) operating activities	4	(1,259)	—	102,857	292,505	(56,546)	(44,064)	293,497

Cash flows (used in) generated from investing activities
Satellite programs	—	—	—	—	—	(279,941)	—	(279,941)
Purchase of other property and equipment	—	—	—	(5,751)	(790)	(26,387)	1,203	(31,725)
Purchase of intangible assets	—	—	—	—	(73)	—	(1,089)	(1,162)
Return of capital to shareholder	—	—	—	215,967	—	—	(215,967)	—
Investment in affiliates	—	—	—	(641,800)	—	—	641,800	—
C-band clearing proceeds	—	—	—	—	—	42,860	—	42,860
Net cash (used in) generated from investing activities	—	—	—	(431,584)	(863)	(263,468)	425,947	(269,968)

Cash flows (used in) generated from financing activities
Proceeds from indebtedness	—	—	—	619,900	—	—	—	619,900
Payment of debt issue costs	—	—	—	(6,834)	—	—	—	(6,834)
Payments of principal on lease liabilities	—	—	—	(1,457)	(433)	(288)	—	(2,178)
Satellite performance incentive payments	—	—	—	(5,376)	(1,538)	—	—	(6,914)
Return of capital to shareholder	—	—	—	—	(215,967)	—	215,967	—
Initial costs from Transaction	—	1,260	—	—	—	—	—	1,260
Proceeds from exercise of stock options	—	—	—	16	—	—	—	16
Proceeds from issuance of share capital	—	—	—	—	—	641,800	(641,800)	—
Dividends paid	—	—	—	(10)	(43,950)	—	43,950	(10)
Net cash (used in) generated from financing activities	—	1,260	—	606,239	(261,888)	641,512	(381,883)	605,240
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	22,107	(2,007)	(17,654)	—	2,446
Changes in cash and cash equivalents	4	1	—	299,619	27,747	303,844	—	631,215
Cash and cash equivalents, beginning of year	—	—	—	69,159	73,588	675,631	—	818,378
Cash and cash equivalents, end of year	$4	$1	$—	$368,778	$101,335	$979,475	$—	$1,449,593

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2020

	Telesat Canada	Telesat LLC	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net income (loss)	$1,785,278	$—	$1,436,215	$(317,314)	$(2,659,359)	$244,820
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	35,134	—	175,904	314	5,533	216,885
Amortization	1,039	—	3,183	—	12,973	17,195
Tax expense (recovery)	60,872	—	13,768	382,774	(461,767)	(4,353)
Interest expense	187,040	—	16,524	39	157	203,760
Interest income	(2,734)	—	(1,210)	(3,724)	—	(7,668)
(Gain) loss on foreign exchange	(49,135)	—	3,608	(2,074)	(4)	(47,605)
(Gain) loss on changes in fair value of financial instruments	13,115	—	—	—	—	13,115
Share-based compensation	12,597	—	(97)	—	—	12,500
(Income) loss from equity investments	(1,116,730)	—	(2,171)	—	1,118,901	—
(Gain) loss on disposal of assets	(450,898)	—	(1,280,018)	(85,582)	1,816,713	215
Deferred revenue amortization	(47,149)	—	(26,979)	—	37	(74,091)
Pension expenses	7,333	—	—	—	—	7,333
Other	6,608	—	1,366	—	—	7,974
Income taxes paid, net of income taxes received	(52,706)	—	(737)	—	—	(53,443)
Interest paid, net of interest received	(183,820)	—	(819)	4,667	—	(179,972)
Operating assets and liabilities	51,007	—	(59,575)	23,474	112	15,018
Net cash from operating activities	256,851	—	278,962	2,574	(166,704)	371,683
Cash flows (used in) generated from investing activities
Satellite programs	(1,715)	—	—	(74,187)	—	(75,902)
Purchase of other property and equipment	(8,120)	—	(6,015)	(2,062)	(105)	(16,302)
Purchase of intangible assets	—	—	(24)	—	(6)	(30)
Return of capital to shareholder	235,894	—	—	—	(235,894)	—
Investment in affiliates	(250,919)	—	(5)	—	250,924	—
Net cash (used in) generated from investing activities	(24,860)	—	(6,044)	(76,249)	14,919	(92,234)
Cash flows (used in) generated from financing activities
Repayment of indebtedness	(453,592)	—	—	—	—	(453,592)
Dividends paid	(10)	—	(166,815)	—	166,815	(10)
Satellite performance incentive payments	(7,536)	—	(1,495)	—	—	(9,031)
Return of capital to shareholder	—	—	(235,894)	—	235,894	—
Payments of principal on lease liabilities	(1,080)	—	(536)	(177)	—	(1,793)
Government grant received	—	—	—	14,185	—	14,185
Proceeds from issuance of share capital	—	—	—	250,924	(250,924)	—
Net cash (used in) generated from financing activities	(462,218)	—	(404,740)	264,932	151,785	(450,241)
Effect of changes in exchange rates on cash and cash equivalents	(22,621)	—	(4,801)	(10,630)	—	(38,052)
Changes in cash and cash equivalents	(252,848)	—	(136,623)	180,627	—	(208,844)
Cash and cash equivalents, beginning of year	322,007	—	210,211	495,004	—	1,027,222
Cash and cash equivalents, end of year	$69,159	$—	$73,588	$675,631	$—	$818,378

CURRENT SHARE INFORMATION

The number of shares and stated value of the outstanding Telesat Public Shares, and Class C fully voting shares and Class C limited voting shares (together, the “Class C shares”) were as follows:

	December 31, 2022		December 31, 2021
	Number of shares	Stated value	Number of shares	Stated value
Telesat Public Shares	12,692,450	$40,214	11,907,246	$36,501
Class C Shares	112,841	6,340	112,841	6,340
	12,805,291	$46,554	12,020,087	$42,841

The breakdown of the number of shares of Telesat Public Shares, as at December 31, 2022, was as follows:

Telesat Public shares
Class A Common shares	642,704
Class B Variable voting shares	12,049,746
Total Telesat Public shares	12,692,450

The split between the Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at December 31, 2022 and while the Company believes the information to be accurate and reliable, it is not able to independently verify the information.

In addition, the Company has one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at December 31, 2022 and 2021.

The number of outstanding stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) issued under the Company’s Omnibus Plan and Historic Plan as at December 31, 2022, were as follows:

	Historic Plan	Omnibus Plan
Stock Options	793,667	285,149
RSUs with time criteria	973,338	351,071
RSUs with time and performance criteria	124,080	—
PSUs with time and performance criteria	—	140,583
DSUs	—	46,576
	1,891,085	823,379

Each of the foregoing securities can be settled or exercised, as applicable, for Telesat Public Shares.

During the year ended December 31, 2022, 411,146 RSUs were settled for 210,978 Telesat Public Shares, on a net settlement basis.

During the year ended December 31, 2022, 574,226 Telesat Public Shares were issued in exchange for an equal number of Class B LP Units in the Partnership.

The number and stated value of the outstanding Limited Partnership units (“LP Units”) of Telesat Partnership LP were as follows:

	December 31, 2022		December 31, 2021
	Number of units	Stated value	Number of units	Stated value
Class A and Class B LP Units	18,854,265	$51,598	19,428,491	$53,169
Class C LP Units	18,098,362	38,893	18,098,362	59,683
	36,952,627	$90,491	37,526,853	$112,852

The breakdown of the number of Class A and Class B LP units, as at December 31, 2022, was as follows:

Class A LP Units	12,500
Class B LP Units	18,841,765
Total Class A and Class B LP Units	18,854,265

In connection with the Transaction, a final adjustment amount was required to be paid to Red Isle Private Investments Inc. in the amount of $20.8 million (US$15.3 million). The adjustment amount is defined within the Transaction Agreement and represents any portion of the inducement payment that was unpaid by Loral, combined with the calculated negative net asset value of Loral.

As at December 31, 2022, the Class C Partnership Units in Telesat Partnership LP was reduced by an adjustment of $20.8 million (US$15.3 million). On consolidation into Telesat Corporation, the stated value of the LP Units is included in non-controlling interest.

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

Critical judgments in applying accounting policies

Deferred revenue

Certain of our revenue agreements were noted to have a significant financing component. Judgment by management is required to determine the discount rate used in the significant financing component calculation. There were no new agreements entered into in 2022 which included a significant financing component.

Lease Liability

Judgment by management is required in the determination of the likelihood that the lease renewal periods will be exercised as well as the determination of the incremental borrowing rate. There were no new material lease agreements entered into in 2022.

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

Software as a service arrangements

Judgment by management is required to determine whether configuration or customization of a software results in an intangible asset for Telesat.

Critical accounting estimates and assumptions

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities are measured at fair value. When quoted market values are unavailable for our financial instruments, and in the absence of an active market, we determine fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or we make use of internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities, and the amount of gains or losses on changes in fair value recorded to net income could vary. The discount rates used to discount cash flows as at December 31, 2022 ranged from 4.00% to 5.16% while as at December 31, 2021 the discount rates ranged from 0.08% to 1.37%.

Impairment of goodwill

Goodwill represented $2,446.6 million of our total assets as at December 31, 2022. Determining whether goodwill is impaired using a quantitative approach requires an estimation of our value, which requires us to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates, and annual growth rates. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis. The discount rate utilized on the goodwill impairment assessment ranged from 9% to 17.5% in 2022 and 7.5% to 17.5% in 2021.

Impairment of intangible assets

Intangible assets represented a significant portion of our total assets as at December 31, 2022. We test intangible assets for impairment annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The quantitative impairment analysis requires us to estimate the future cash flows expected to arise from operations, and to make assumptions regarding economic factors, discount rates, tax rates, and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis. The discount rate utilized on the intangible assets impairment assessment ranged from was 9% to 17.5% in 2022 and 7.5% to 17.5% in 2021.

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

Determination of useful life of satellites and finite life intangible assets

The estimated useful life and depreciation method for satellites and finite life intangible assets are reviewed annually, with the effect of any changes in estimate being accounted for on a prospective basis. Any change in these estimates may have a significant impact on the amounts reported. There were no changes in the estimated useful lives of satellites and intangible assets during 2022.

Income taxes

We assess the recoverability of deferred tax assets based upon an estimation of our projected taxable income using enacted or substantially enacted tax laws, and our ability to utilize future tax deductions before they expire. Actual results could differ from expectations.

ACCOUNTING STANDARDS

Changes in Accounting Policies

IFRS Interpretation Committee (“IFRIC”), Software as a service arrangements

In April 2021, the IFRIC published an agenda decision clarifying how arrangements in respect of a specific part of cloud technology, Software as a Service (“SaaS”) should be accounted for. The IFRIC interpretation provided specific guidance and included explanatory material which provided additional insights with respect to circumstances in relation to configuration and customization costs incurred in implementing SaaS. Among other things, the interpretation clarified the nature of expenditures that met the definition of an intangible asset, the methods of differentiating between intangible assets and expenses and the pattern in which an entity benefits from expenditure that does not qualify as an intangible asset.

We adopted the IFRIC agenda decision retroactively.

The impact on the balance sheet as at December 31, 2021 was as follows:

($ thousands)
Satellites, property and other equipment	$(2,087)
Intangible assets	$(1,419)
Accumulated earnings	$3,495
Reserves	$11

The impact on the statements of income (loss) and the statements of comprehensive income (loss) was as follows:

($ thousands, except per share amounts)	Year ended December 31, 2021	Year ended December 31, 2020
Operating expenses	$2,895	$758
Amortization	$(158)	$—
Foreign currency translation adjustments	$11	$—
Net income (loss) per common share attributable to Telesat Corporation shareholders – basic	$(0.05)	$(0.01)
Net income (loss) per common share attributable to Telesat Corporation shareholders – diluted	$(0.05)	$(0.01)

Future Changes in Accounting Policies

Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments require entities to disclose their material accounting policy information rather than their significant accounting policies.

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

The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023.

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

The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

There will be no impact on our consolidated financial statements as a result of the amendments.

Amendments to IAS 1

In October 2022, IASB amended IAS 1 with the aim of improving the information companies provide about long-term debt covenants.

The amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. The amendment requires a company to disclose information that enables users of financial statements to understand the risk that the liabilities could become repayable within twelve months after the reporting period. Such disclosure includes information about covenants and facts and circumstances, if any, that indicate the entity may have difficulty complying with the covenants.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 with early adoption permitted.

We are currently evaluating the impact of the amendment.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

The following table sets forth certain information regarding Telesat Corporation’s directors and senior management. The terms of office of each of our directors expires on the date of the next annual meeting of our shareholders. The business address for our directors and senior management is 160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada, K2P 2P7.

Name	Province/State and Country of Residence	Age as of December 31, 2022	Position	Principal Occupation for the Last 5 Years
Directors
Mr. Michael Boychuk(2)	Baie-D-Urfe, Quebec, Canada	67	Director	Corporate Director
Mr. Jason A. Caloras(1)	Brooklyn, NY, USA	36	Director	Principal, MHR Fund Management
Ms. Jane Craighead	Elizabethtown, Ontario, Canada	63	Director	Corporate Director Senior Vice President, Scotiabank
Mr. Richard Fadden	Ottawa, Ontario, Canada	71	Director	Corporate Director/Advisor
Mr. Daniel Goldberg	Ottawa, Ontario, Canada	57	Director	President and Chief Executive Officer, Telesat Canada
Mr. Henry Intven	Victoria, British Columbia, Canada	74	Director	President, Haro Strait Consulting Inc.
Mr. David Morin(2)	Montreal, Quebec, Canada	42	Director	Managing Director, Private Equity
Dr. Mark H. Rachesky(1)	New York, NY, USA	63	Director	Founder and Chief Investment Officer, MHR Fund Management LLC
Mr. Guthrie Stewart(2)	Westmount, Quebec, Canada	67	Director	Corporate Director Executive, PSP Investments
Mr. Michael B. Targoff(1)	Jupiter, FL, USA	78	Director	Vice Chairman, Loral Space & Communications Inc.
Senior Management
Mr. Daniel Goldberg	Ottawa, Ontario, Canada	57	President and Chief Executive Officer	President and Chief Executive Officer
Ms. Michèle Beck	Ottawa, Ontario, Canada	57	Senior Vice President, Canadian Sales	Senior Vice President, Canadian Sales, Vice President, North American Sales
Mr. Andrew Browne	Ottawa, Ontario, Canada	67	Chief Financial Officer	Chief Financial Officer, Telesat Chief Financial Officer, SES
Mr. Christopher S. DiFrancesco	Ottawa, Ontario, Canada	59	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary
Mr. John Flaherty	Ottawa, Ontario, Canada	57	Vice President, Business Planning & Marketing	Vice President, Business Planning & Marketing
Mr. Philip Harlow	Hampton, VA USA	57	President, Telesat Government Solutions, Telesat U.S. Services, L.L.C.	President, Telesat Government Solutions, Telesat U.S. Services, L.L.C. Vice President, Global Solutions Group, SES Government Solutions President and Chief Operating Officer, XTAR, LLC
Mr. Erwin Hudson	Asheville, NC, USA	66	Vice President, Telesat Lightspeed System Development	Vice President, Telesat Lightspeed System Development Vice President, Telesat LEO
Mr. Glenn Katz	St. Albans, VT USA	60	Chief Commercial Officer	Chief Commercial Officer, Telesat, Senior Vice President and General Manager, Comcast

Name	Province/State and Country of Residence	Age as of December 31, 2022	Position	Principal Occupation for the Last 5 Years
Mr. Michael C. Schwartz	Tucson, AZ USA	58	Senior Vice President, Corporate & Business Development	Senior Vice President, Corporate & Business Development
Ms. France Teasdale	Ottawa, Ontario, Canada	55	Vice President, People	Vice President, People, Telesat Human Resources Director, Héroux-Devtek
Mr. David N. Wendling	Ottawa, Ontario, Canada	60	Chief Technical Officer	Chief Technical Officer

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

(3)      Such Director serves as the Chief Executive Officer of Telesat Corporation.

Our Directors

Michael T. Boychuk is a retired senior executive who, since his retirement in 2015, serves as a professional corporate director. He has been a professional Chartered Accountant since 1979 and was in 2012 made a fellow of the Order of Chartered Accountants of Quebec. Prior to his retirement, Mr. Boychuk held senior executive positions within the BCE group of companies, including President of Bimcor, BCE’s pension investment subsidiary and Senior Vice President and Corporate Treasurer of both BCE Inc. and Bell Canada. As a professional Chartered Accountant. Mr. Boychuk is deemed to be a financial expert, and currently serves on the boards of a number of public and private companies. He has been serving on boards for over 20 years and has extensive experience with audit committees as well as risk and governance and human resources. Mr. Boychuk brings to Telesat Corporation a wide array of financial and strategic expertise and knowledge of the satellite industry attained through his past experience at BCE Inc. and the other public companies he is associated with. He is currently a member of the following Boards of Directors: (Public) Laurentian Bank of Canada, GDI Integrated Facility Services Inc., Corus Entertainment and (Private) Cadillac Fairview Corporation and Finchley Pharmaceuticals Inc.. Mr. Boychuk is also a Governor Emiritus of McGill University and previous chair of the university’s audit and pension committees.

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

Jane Craighead is a Chartered Professional Accountant (CPA) and a Chartered Accountant with over 20 years of international experience with public company boards, and over 30 years of experience in accounting and finance. She retired from Scotiabank in 2019 where she was Senior Vice President Global Human Resources for eight years. As a CPA, Ms. Craighead is deemed to be a financial expert. She is currently a member of the Board of Directors of Wajax Corporation where she is a member of the Audit Committee and the Human Resources Committee, of Crombie Real Estate Investment Trust (REIT) where she is a member of the Audit Committee and Human Resources Committee, and of Jarislowsky Fraser Limited. She was a director of Intertape Polymer Group Inc. from 2020 until its privatization in July 2022 where she was chair of the Human Resources Committee and a member of the ESG Committee, and of Clearwater Seafoods Incorporated from 2015 until its privatization in 2021 where she served as the chair of the Human Resources Development and Compensation Committee, and a member of the Finance and Audit committees and the Special Committee for the sale process. She was also previously a director of Park Lawn Corporation where she served as chair of the Investment Committee and a member of the Audit Committee, HR Committee and Governance Committee. Ms. Craighead is Co-Vice

Chair of the McGill University Hospital Centre (MUHC) Foundation and was Vice Chair of the Board of Regents of Mount Allison University from 2019 to 2021. She holds a PhD in Management from McGill University, has published research on executive compensation and corporate governance, and has been recognized as one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network.

Richard Fadden was the National Security Advisor to the Prime Minister of Canada from January 2015 to March 2016. Previously he was the Deputy Minister of National Defence starting in 2013 and served as the Director of the Canadian Security Intelligence Service from 2009 until 2013. Mr. Fadden has also served as the Deputy Minister for Citizenship and Immigration Canada from 2006 to 2009, the Deputy Minister of Natural Resources Canada from 2005 to 2006, President of the Canadian Food Inspection Agency from 2002 to 2005, and Deputy Clerk and Counsel in the Privy Council Office from 2000 to 2002, during which time he assumed the additional duties of Security and Intelligence Coordinator in February 2001. Earlier in his career, Mr. Fadden worked in a variety of positions throughout the GoC including in the Department of External Affairs, the Office of the Auditor General of Canada, Natural Resources Canada and the Treasury Board Secretariat. He is a Strategic Advisor to Awz HLS Fund and a Director of Cyber Defence Corporation. He is also a member of L3 Harris’ Canadian Advisory Board, a Director of the Canadian Red Cross and Director of the Conference of Defence Associations Institute. Mr. Fadden was chairman of ADGA Group’s Strategic Advisory Council from November 2018 to January 2022.

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

Henry (Hank) Intven is President of Haro Strait Consulting Inc. For twenty-five years, he was a partner in the Toronto office of McCarthy Tétrault LLP, a leading Canadian law firm. He has held a number of senior advisory and executive positions with the Canadian Government and the Canadian Radio-television and Telecommunications Commission. Over the past 39 years, he has advised businesses and governments on many of the major commercial, regulatory and policy developments in the Canadian telecommunications industry. He has also advised on business, policy and regulatory matters involving the telecommunications industry in more than 20 other countries.

David Morin is Managing Director, Private Equity at PSP. Mr. Morin joined PSP in 2013 and has led a number of investments across industries and geographies with a focus on sourcing, execution, as well as asset management. Mr. Morin’s qualifications for service on the board of directors of Telesat Corporation include his significant experience with negotiation, corporate finance and operational matters, underpinned by his 20 years of investment and finance experience. Mr. Morin holds a bachelor’s degree from HEC Montréal and an MBA from INSEAD.

Mark H. Rachesky, M.D. is the Founder and Chief Investment Officer of MHR Fund Management LLC, a New York-based investment firm that takes a private equity approach to investing. MHR manages approximately US$5 billion of capital and has holdings in public and private companies in a variety of industries. He has been the Independent Chairman of the Board of Directors of Telesat Corporation and a member of its Compensation Committee and Nominating Committee since November 2021. Dr. Rachesky has been Chairman of the Telesat Canada Board of Directors since 2007 and from 2007 to 2021 was also a member of the Telesat Canada Compensation and Corporate Governance Committee. He was Non-executive Chairman of the Board of Directors of Loral from 2006 – 2021 and was Chairman of the Loral Compensation Committee and a member of the Loral Executive Committee. Dr. Rachesky is Chairman of the Board of Directors of Lions Gate Entertainment Corp and a director of Titan International, Inc. He served on the Board of Directors of Navistar International Corporation, Emisphere Technologies, Inc. and Leap Wireless International, Inc. Dr. Rachesky holds an MBA from the Stanford University School of Business, an MD from the Stanford University School of Medicine and a BA in Molecular Aspects of Cancer from the University of Pennsylvania. Dr. Rachesky became a director of Telesat in October 2007. Dr. Rachesky has demonstrated leadership skills as well as extensive financial expertise and broad-based business knowledge and relationships. In addition, Dr. Rachesky has significant expertise and perspective as a member of the board of directors of private and public companies engaged in a wide range of businesses.

Guthrie Stewart was, until his retirement in June 2021, an executive with global pension fund manager PSP Investments. Most recently, Mr. Stewart was Vice Chair Investment Committee from June 2020 to June 2021. Prior to that he was Executive Vice-President and Global Head of Private Investments overseeing PSP Investments global teams managing private equity and infrastructure from September 2015 to June 2020. He has been a Director of Telesat since 2016. Mr. Stewart has broad business and investing experience, including more than 12 years in telecommunications and more than ten years in investment management. For eight years until 2000, he was an executive with Teleglobe Inc., the listed shareholder of Teleglobe Canada (at the time Canada’s international telecom carrier), including two years as CEO and President of Teleglobe Canada. Teleglobe Canada had varied satellite investments, including as a member and distributor of Inmarsat and Intelsat, and also as founding investor in Orbcomm. Mr. Stewart was a partner in one of Canada’s largest mid- market buyout firms, EdgeStone Capital Partners, from 2001 until the end of 2007 following the sale of majority interest. He is a director of the global consulting firm Alix Partners, LLP. He holds an LL.B from Osgoode Hall (Toronto, Canada) and an M.B.A. from INSEAD in Europe. He also holds the ICD.D designation from the Canadian Institute of Corporate Directors. Through his career, he has participated as a Director on numerous private and public boards and as a member at various times of all major Committees.

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

Philip Harlow joined Telesat in December 2022 as President of Telesat Government Solutions. He most recently was the President and CEO of DTC Communications, where he was brought in to define the corporate strategy, team and technology infrastructure for short and long-term growth. Before that, he was the Vice President of the Global Solutions Group for SES Government Solutions, where he spearheaded business development capture activities and engineered trusted solutions for government and defence customers. From 2010 to 2018, he served as President and Chief Operating Officer of XTAR, LLC, designing innovative ways for military and government users to access commercial space platforms. Prior to XTAR, Mr. Harlow held a variety of executive and engineering roles with leading defense integrators and satellite operators, including Caprock Communications, DRS Technical Services, Intelsat General and Esatel Communications. Mr. Harlow holds a Bachelor of Engineering from the Royal Military College of Science and a Master of Science from George Washington University.

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

France Teasdale joined Telesat in 2022 as Vice President, People. Before joining Telesat, Ms. Teasdale served as Human Resources Director for the Landing Gear division of Montreal-based Héroux-Devtek in the U.S. and Ontario from 2014 to 2022. Based out of Cleveland, Ohio, she was responsible for implementing and managing all people-related services, policies and programs for the company’s Central Region business units. Prior to Héroux-Devtek, she was Director, Human Resources with Mecanica Solutions in Montreal. Ms. Teasdale holds a Bachelor degree in Mechanical Engineering from Ecole Polytechnique in Montreal as well as a Bachelor degree in Management from HEC Montreal.

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

B.    Compensation

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

Prior to completion of the Transaction and becoming a publicly traded company, we offered our executive officers cash compensation in the form of base salary, an annual bonus and, following a year in which we made distributions to shareholders, a special bonus in lieu of an adjustment to equity-based compensation for such distributions. We also offered our executive officers an equity-based or equity-like compensation which was historically awarded in the form of Telesat Options and Telesat Tandem SARs under the 2008 Telesat Plan and 2013 Telesat Plan. In the first half of 2021, we also adopted a restricted share unit plan (the “RSU Plan”) to provide another form of equity compensation to award our executive officers. See “— Long Term Incentives — Historic Plans”.

In connection with completion of the Transaction and becoming a public company, holders of existing equity incentive awards under the Historic Plans were afforded the opportunity to exchange those awards for corresponding equity incentive awards of Telesat Corporation. We also amended and restated our Historic Plans to, among other things, (i) give effect to the changes in our corporate structure resulting from the Transaction; and (ii) include terms and conditions required by the TSX and NASDAQ for equity compensation plans, such as provisions and restrictions relating to amendment of the Historic Plans or outstanding awards. As of the Transaction date, no further awards to executives or employees will be made under the Historic Plans. All equity compensation awards are made pursuant to our Omnibus Plan (as defined below under “Long Term Incentives — Omnibus Long Term Incentive Plan”) that we adopted in connection with completion of the Transaction.

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

Long Term Incentives

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

The maximum number of Telesat Public Shares reserved for issuance under our Omnibus Plan is 2,972,816 Telesat Public Shares, which represents 6% of the estimated aggregate number of Telesat Corporation Shares issued and outstanding upon completion of the Transaction, on a diluted basis assuming the exchange of all Telesat Partnership Units into Telesat Corporation Shares (not including any awards outstanding under the Historic Plans). For the purposes of calculating the maximum number of Telesat Public Shares reserved for issuance under the Omnibus Plan and the Historic Plans, any issuance from treasury by Telesat that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity-based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of Telesat shall not be included. All of the Telesat Public Shares covered by Awards that are exercised or settled in cash or cancelled or terminated will again become available Telesat Public Shares for the purposes of Awards that may be subsequently granted under the Omnibus Plan.

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

Unless the Telesat Corporation Board determines otherwise, the participant’s grant agreement will provide that any Telesat Corporation Options granted subsequent to Closing will vest over a four year period, with 20% of such Telesat Corporation Options vesting on the date of grant and thereafter at each anniversary of the date of grant until the fourth year anniversary of the date of grant. A Telesat Corporation Option shall be exercisable during a period established by the Telesat Corporation Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Telesat Corporation Option or such shorter period as the Telesat Corporation Board may determine. The minimum exercise price of a Telesat Corporation Option will be determined based on the closing price of the Telesat Public Shares on the last trading day before the date such option is granted. The Omnibus Plan will provide that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the options, the Omnibus Plan has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted “cashless exercise” or an “option surrender” subject to the procedures set out in the Omnibus Plan, including the consent of the Telesat Corporation Board, where required.

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

Event	Provisions
Termination for cause	Immediate forfeiture of all vested and unvested options.

Resignation, retirement and termination other than for cause	Forfeiture of all unvested options and expiry of vested options the earlier of the original expiry date and 90 days after resignation, retirement or termination.

Long-term disability	Forfeiture of all unvested options and expiry of vested options the earlier of the original expiry date and 12 months after date of long-term disability.

Death

Continued vesting of unvested options for a period of 12 months and expiry of vested options, including those that vest during such 12 month period, the earlier of the original expiry date and 12 months after date of death.

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

As at December 31, 2022 there were 285,149 stock options, 351,071 restricted share units, 140,583 performance share units and 46,576 deferred share units issued and outstanding under the Omnibus Plan.

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

The exercise price of any Telesat Option granted under the Historic Plans was fixed by the board of directors of Telesat Canada (the “Telesat Board”) when Telesat Options were granted, at not less than fair market value, based on a reasonable valuation method, consistently applied in good faith by the Telesat Board, on the grant date, but in any event, not less than $11.07 (per Telesat Canada share). The Historic Plans provide that a Telesat Option shall be exercisable during a period established by the Telesat Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the option or such shorter period as the Telesat Board may determine. However, in 2018 the Telesat Board and Telesat Compensation Committee determined it would be in the best interests of Telesat to extend the expiry date of Telesat Options issued pursuant to the 2008 Telesat Plan by five years. The result is that such Telesat Options now expire 15 years from the grant date.

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

The Telesat Board and Telesat Compensation Committee awarded Telesat Tandem SARs only to certain executive officers of Telesat.

Telesat Restricted Share Units

A Telesat restricted share unit (“RSU”) entitled the recipient to receive Non-Voting Participating Preferred Shares of Telesat Canada, which were convertible at the option of the holder into Telesat Common Shares, cash or other property equal in value to of the Telesat Common Shares.

Conversion of Awards under Historic Plans

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

Defined Benefit and Supplemental Retirement Plans for Designated Employees

We sponsor two non-contributory defined benefit pension arrangements for our executives located in Canada: (i) the “Pension Plan for Designated Employees of Telesat Canada,” which is a registered pension plan as defined in the Income Tax Act; and (ii) a supplemental employee retirement pension that covers pension benefits in excess of the tax limits imposed on the registered pension plan.

Both pension programs provide for an annual pension based on service and final average earnings, and include survivor benefits. The pension can commence without reduction as early as age 60 or 35 years of service. Earlier retirement is possible with a reduction of ¼% for each month before the unreduced retirement date. Pensions are indexed to 50% of the consumer price index for each year.

Our executes located solely in the U.S. participate in our 401K plan available to our U.S.-based employees.

Summary Compensation Table

The following table sets out information concerning the compensation earned by, paid to, or awarded to our NEOs in the year ended December 31, 2022. The value of the Share-based Awards has been calculated based upon the share price as at the date of grant.

The actual number of Share-based Awards that will vest and the value that will be realized will depend on the Telesat Corporation’s future share price as reflected on the TSX and NASDAQ.

				Non- equity Incentive Plan Compensation ($)		Long- term incentive plans ($)
Name and Principal Position	Fiscal Year	Salary(1) ($)	Share- based Awards ($)	Option- Based Awards ($)	Annual incentive plan(2) ($)		Pension Value ($)	All Other Compensation (3) ($)		Total Compensation ($)
Daniel S. Goldberg,	2022	1,372,938	2,452,952	1,887,192	2,581,673	—	1,078,000	886,256	(5)	10,259,011
President and Chief Executive Officer(4)
Andrew Browne,	2022	723,155	584,031	449,330	1,359,821	—	6,000	123,840		3,246,177
Chief Financial Officer
Michael Schwartz,	2022	675,120	467,218	359,457	1,269,143	—	442,000	82,338		3,295,276
Senior Vice President, Corporate & Business Development
David Wendling,	2022	414,000	467,218	359,457	467,091	—	227,000	29,400		1,964,166
Chief Technical Officer
Glenn Katz,	2022	667,696	467,218	359,457	753,321	—	158,000	1,081,767	(6)	3,487,459
Chief Commercial Officer

____________

Notes:

(1)      Payable to each NEO in Canadian dollars. Represents total base salary payable in fiscal year 2022.

(2)      Annual bonuses are earned and measured with reference to Adjusted EBITDA performance for a fiscal year. When the annual budget and Adjusted EBITDA targets are established for the upcoming fiscal year, the Compensation Committee establishes performance targets connected to the Adjusted EBITDA targets. The key metrics followed by Telesat in the most recent years were:

Adjusted EBITDA Performance	Performance Bonus
<95% of target amount	Nil
95% of target amount	Bonus equal to 50% of Target Bonus
97.5% of target amount	Bonus equal to 75% of Target Bonus
100% of target amount	Bonus equal to 100% of Target Bonus
102.5% of target amount	Bonus equal to 150% of Target Bonus
≥105% of target amount	Bonus equal to 200% of Target Bonus

The Human Resources & Compensation Committee also has the discretion to consider unforeseen events and make additional one-time adjustments in the event it determines such adjustments are warranted in the circumstances to ensure NEOs are not penalized for events outside of their control, including changes in foreign exchange rates or other one-time, non-reoccurring items or to take into account significant achievements that may be unrelated to Adjusted EBITDA performance. We currently make bonus payments in cash and anticipate continuing to do so in the future.

(3)      These amounts include all other compensation paid to an NEO during the course of the year, including medical insurance coverage, special bonuses, perquisites, tax equalization payments and relocation payments, as applicable.

(4)      All compensation paid to Mr. Goldberg is in consideration of his service as President and Chief Executive Officer of Telesat. He does not receive any payment for being a director of Telesat.

(5)      Includes a $750,000 tax equalization payment to Mr. Goldberg pursuant to his employment agreement to compensate him for the additional tax costs incurred as a result of living in Ontario, Canada as opposed to the U.S.

(6)      Includes compensation payments of US$201,250 and US$540,000 paid to compensate Mr. Katz for bonuses that would have been received from his prior employer and prior employer equity that would have vested, respectively, had he not terminated his prior employment to join Telesat.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out information concerning the option-based and share-based awards granted to our NEOs outstanding as at December 31, 2022:

	Option-based Awards				Shared-based Awards
Name and Principal Position	Number of Common Shares underlying unexercised options(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of Shares that have vested	Number of Shares that have not vested	Market or payout value of share-based awards that have not vested(1) ($)
Daniel S. Goldberg President and Chief Executive Officer	559,075	$16.64 to 58.52	April 2023 to April 2032	—	241,267	754,026	7,472,398
Andrew Browne Chief Financial Officer	27,003	$16.64	April 2032	—	41,360	117,818	1,167,576
Michael Schwartz Senior Vice President, Corporate & Business Development	21,602	$16.64	April 2032	—	48,943	125,963	1,248,293
David Wendling Chief Technical Officer	93,556	$16.64 to 26.77	September 2023 to April 2032	—	20,680	69,438	688,131
Glenn Katz Chief Commercial Officer	21,602	$16.64	April 2032	—	—	28,078	278,253

____________

Notes:

(1)      The closing share price per the TSX as of December 31, 2022 was $9.91.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table indicates, for each of our NEOs, a summary of the value of the option-based and share-based awards vested in accordance with their terms during the year ended December 31, 2022:

Name and Principal Position	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non- equity incentive plan compensation – Value earned during the year ($)
Daniel S. Goldberg, President and Chief Executive Officer	—	2,390,956	—
Andrew Browne, Chief Financial Officer	—	409,878	—
Michael Schwartz, Senior Vice President, Corporate & Business Development	—	485,025	—
David Wendling, Chief Technical Officer	—	204,939	—
Glenn Katz, Chief Commercial Officer	—	—	—

Defined Benefits Plan Table

Telesat maintains a defined benefit pension plan for certain of its employees, including certain NEOs. Benefits under this defined benefit plan are based on the employee’s years of service and the plan’s benefit formula.

Benefits under the defined benefit pension plan are calculated by adding (i) ¼% of the three-year average of the annual maximum pensionable earnings (which was $64,900 for 2022); and (ii) 2.0% of the three year average earnings in excess of the annual maximum pensionable earnings. For the purposes of this formula, earnings include the annual salary and 75% of the lesser of actual or target performance inventive for the specific year.

In respect of the NEOs, below is a table related to Telesat’s defined benefit plan:

Name and Principal Position	Number of years of credited service(1) (#)	Annual benefits payable ($)		Closing present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change(2) ($)	Opening present value of defined benefit obligation ($)
		At year end(1)	At age 65
Daniel S. Goldberg, President and Chief Executive Officer	16.3	754,000	1,093,000	15,771,000	1,078,000	(4,191,000)	12,658,000
Andrew Browne, Chief Financial Officer	3.1	73,000	73,000	481,000	6,000	290,000	777,000
Michael Schwartz, Senior Vice President, Corporate & Business Development	10.8	249,000	249,000	4,533,000	442,000	(1,119,000)	3,856,000
David Wendling, Chief Technical Officer	30.3	299,000	346,000	5,016,000	227,000	(215,000)	5,028,000
Glenn Katz, Chief Technical Officer	1.2	21,000	101,000	50,000	158,000	(40,000)	168,000

____________

Notes:

(1)      As at December 31, 2022.

(2)      Non-compensatory changes include interest on liabilities and impact of any assumption changes. The values shown are estimated based on assumptions and represent entitlements that may change over time.

DIRECTOR COMPENSATION

Telesat Corporation has implemented a director compensation program that attracts and retains global talent to serve on the Telesat Corporation Board, taking into account the risks and responsibilities of being an effective director. Our objective regarding director compensation is to follow the best practices with respect to retainers and the format and weighting of the cash and equity components of compensation, and the implementation of share ownership guidelines. We believe the selected approaches have helped attract, and will help to attract and retain, strong members for the Telesat Corporation Board who will be able to fulfill their fiduciary responsibilities without competing interests. The Telesat Corporation Board, through the Nominating & Corporate Governance Committee (“NCGC”), will be responsible for reviewing and approving any changes to the directors’ compensation arrangements.

Following best practice, Telesat does not offer a meeting fee for directors. The total non-executive director retainer is deemed to be full payment for the role of director. The exception to this approach would be in the event of a merger or acquisition, or other special circumstance that required more meetings than are typically required, in which case a “special” fee may be granted. Also, an additional retainer premium is provided to the chair and each of the members of the Audit Committee, the Human Resources & Compensation Committee (“HRCC”) and NCGC, as well as the lead director, to the extent one is appointed, to reflect the additional time commitment, level of responsibility and skills required in such role.

The fee schedule for Telesat’s non-executive directors is as follows:

Type of Fee	Position	Amount(1)
Board Retainer	Board Member	$75,000
		$100,000 Telesat Corporation DSU Award(2)
Committee Retainer	Audit Committee Chair	$25,000
	Audit Committee Member	$10,000
	HRCC Chair	$15,000
	HRCC Member	$7,500
	NCGC Chair	$15,000
	NCGC Member	$7,500
	Lead Director	N/A
Meeting Fees	Board and Committee Meetings	Nil

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

The Telesat Corporation Board consists of the Chief Executive Officer of Telesat Corporation, three directors designated by PSP Investments and its affiliates, three directors designated by MHR and its affiliates, and three independent directors who are unaffiliated with MHR and PSP Investments designated by the NCGC, each of whom must qualify as a Specially Designated Director. The number of directors may be altered by resolution of the shareholders or as adjusted by the Telesat Corporation Board from time to time, subject to the provisions of the BCBCA.

Until the Special Nomination Termination Date, any designee of the NCGC may be rejected by the Telesat Corporation Board only for Good Cause (as defined in the Telesat Corporation Articles), in which case the NCGC shall have the right to designate a substitute designee.

Following the Special Nomination Termination Date, approval of the Telesat Corporation Board will be required for the appointment of three of the designees proposed by the NCGC, though until the Special Board Date, such approval is not to be unreasonably withheld and approval of at least a majority of the Specially Designated Directors then in office, not to be unreasonably withheld, will also be required. In addition, for purposes of Telesat Corporation’s annual meeting of shareholders to be held in calendar year 2024, three of the designees proposed by the NCGC may instead be designated by a subset of its members selected by the Telesat Corporation Board, with any such subset of the members of the NCGC to be selected by the Telesat Corporation Board and to include at least the three members required to be appointed to the Nominating & Corporate Governance Committee under the Telesat Corporation Articles.

Pursuant to the Investor Rights Agreements, if PSP Investments or MHR, respectively, decreases their respective aggregate ownership of Telesat Corporation Shares and Telesat Partnership Units at any time such that it owns less than 25%, 15% or 5%, respectively, of all of the issued and outstanding Telesat Corporation Shares and Telesat Partnership Units as of the Closing, the number of directors which such party is entitled to designate to the Telesat Corporation Board will decrease to two, one and zero, respectively. The number of independent directors that the NCGC may designate to the Telesat Corporation Board will be increased by one each time the number of designees PSP Investments or MHR (or, if applicable, a person to whom PSP Investments or MHR has delegated its right to designate directors to the Telesat Corporation Board under the Telesat Corporation Articles) is entitled to designate is reduced by one, until there are no such designees. In general, such independent directors must be Canadian.

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

The Telesat Corporation Board has established three committees in accordance with the terms of the Telesat Corporation Articles: the Audit Committee, the NCGC, and the HRCC (each as defined below). See the remainder of this section and “— Committees of the Telesat Corporation Board” for a further description of the committees.

Canadian Director and Committee Member Requirements

The Telesat Corporation Articles include certain requirements of directors of Telesat Corporation, so Telesat Corporation may maintain its status as a Canadian (for the purposes of this section, as defined in the Investment Canada Act) controlled entity. These requirements include that, prior to the occurrence of an Unwind Trigger, at least a majority of the Telesat Corporation Board be comprised of directors who are both (i) Canadian (as defined in the Investment Canada Act) and (ii) nominated for election by either: (x) the NCGC, if comprised of a majority of Canadian directors, (y) PSP Investments, or its affiliates, or (z) a shareholder who is Canadian.

Additionally, until the occurrence of an Unwind Transaction, at least a majority of the directors serving on each of the Audit Committee, the NCGC, the HRCC and any other committee formed in accordance with the Telesat Corporation Board, is required to be both (i) Canadian and (ii) nominated for election by either: (x) the NCGC, if comprised of a majority of Canadian directors, (y) PSP Investments, or its affiliates, or (z) a shareholder who is Canadian; provided that no committee member designated by MHR (or its assignee, if applicable) shall be required to be Canadian.

Nomination Rights of Principal Shareholders

As described above, under the Investor Rights Agreements, Telesat Corporation’s principal shareholders, namely PSP Investments and MHR and their affiliates, are each granted a right to nominate three directors to the Telesat Corporation Board. Further, so long as the applicable principal shareholder has the right to designate at least one director to the Telesat Corporation Board, it will have the right, though not the obligation, to select one of the directors it designated to the Telesat Corporation Board to serve on or be an observer to Telesat Corporation’s Audit Committee, Compensation Committee, and NCGC or any other committee which may be formed in accordance with Telesat Corporation’s Articles (provided that the mandate of such committee is not solely to consider any contract or transaction between Telesat Corporation and the applicable principal shareholder or any of its affiliates).

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

Pursuant to the Telesat Corporation Articles, the Telesat Corporation Board must also include three Specially Designated Directors for so long as either PSP Investments or MHR (or either of their respective affiliates) has the right to designate at least one director to the Telesat Corporation Board pursuant to their respective Investor Rights Agreements, as described above under “— Composition of the Telesat Corporation Board and Committees.” A “Specially Designated Director” is a director who (i) is initially designated as a Specially Designated Director or is nominated as a Specially Designated Director by the NCGC (or, for purposes of Telesat Corporation’s annual meeting of shareholders to be held in calendar year 2024, a subset thereof) and not designated to the Telesat Corporation Board by either PSP Investments or MHR, (ii) (x) satisfies the independence requirements of the applicable U.S. and/or Canadian securities exchanges on which the Telesat Public Shares are listed, (y) is “independent” of Telesat Corporation within the meaning of NI 52-110 and (z) is “independent” of Telesat Corporation within the meaning of Section 10A(m)(3)(B) of the United States Securities Exchange Act of 1934, (iii) is not an affiliate or associate of MHR, PSP Investments or any other person with a contractual right to designate director nominees (or their respective affiliates), (iv) together with such person’s immediate family and affiliates, has not received compensation or payments from MHR, PSP Investments or any other person with a contractual right to designate director nominees (or their respective affiliates) in any of the past three years in an amount in excess of US$120,000 per annum, excluding for these purposes any directors fees, and (v) is Canadian (as defined in the Investment Canada Act).

Director Term Limits and Other Mechanisms of Telesat Corporation Board Renewal

The Telesat Corporation Board has not adopted director term limits or other automatic mechanisms of renewal of its members. Rather than adopting formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the NCGC of the Telesat Corporation Board will seek to maintain the composition of the Telesat Corporation Board in a way that provides, in the judgment of the Telesat Corporation Board, the best mix of skills and experience to provide for Telesat Corporation’s overall stewardship. The NCGC also is expected to conduct an annual assessment of the Telesat Corporation Board, each committee, the Chair, each committee chair and each director regarding their effectiveness, efficiency and performance, and to report evaluation results to the Telesat Corporation Board. See also “— NCGC” and “— Diversity Policy”.

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

To the extent that Telesat Corporation does not have an independent Chair, it will arrange for the appointment of a lead director (the “Lead Director”) whose responsibilities will be to ensure that the directors who are independent have opportunities to meet without management and non-independent directors present, as required, and to provide leadership for the independent directors on the Telesat Corporation Board. To the extent required, a Lead Director will be appointed and replaced from time to time by a majority vote of the directors who are independent, provided that such Lead Director is and will be at all times an independent director (as determined under the NASDAQ rules and NI 58-101). The Telesat Corporation Board will adopt a written position description for a Lead Director, to the extent one is appointed, which provides, among other things, that the Lead Director will be responsible for: (a) providing leadership to ensure that the Telesat Corporation Board functions independently of management of Telesat Corporation, (b) providing leadership to foster the effectiveness of the Telesat Corporation Board, (c) suggesting items of importance for consideration on the agenda for Telesat Corporation Board meetings, (d) chairing each board meeting, or the portion thereof, at which only independent directors are present, (e) as may be required from time to time, ensuring that the independent directors have the opportunity to meet separately in camera, without non-independent directors and senior executives present, (f) working with the Chair and the Chief Executive Officer to enhance the effectiveness and performance of the Telesat Corporation Board, as well as the committees and individual directors of the Telesat Corporation Board, and (g) performing additional duties as requested by the Telesat Corporation Board. Telesat currently has an independent chair and therefore no Lead Director.

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

Quorum

A quorum at any meeting of the Telesat Corporation Board consists of a majority of the directors then in office. Until the Special Board Date, such quorum will also require a majority of the Specially Designated Directors then in office. Further, prior to the occurrence of an Unwind Trigger, a quorum will also require that a majority of the members of the Telesat Corporation Board present must be comprised of directors who are both (i) Canadian (for the purposes of this section, as defined in the Investment Canada Act) and (ii) nominated for election by either: (x) the NCGC, if comprised of a majority of Canadian directors, (y) PSP Investments, or its affiliates, or (z) a shareholder who is Canadian. A director holding a disclosable interest in a contract or transaction to be considered at a meeting, if present at the meeting, is to be counted in a quorum notwithstanding such director’s interest.

Majority Voting Policy

In accordance with the requirements of the TSX, the Telesat Corporation Board has adopted a “Majority Voting Policy” that will require a nominee for election as a director who does not receive a greater number of votes “for” than votes “withheld” with respect to the election of directors by shareholders to tender a resignation to the Chair promptly following the applicable meeting of shareholders. Under the terms of the Majority Voting Policy, our NCGC will be required to consider such resignation and make a recommendation to the Telesat Corporation Board on whether such resignation should be accepted. The Majority Voting Policy requires that the Telesat Corporation Board shall promptly accept the resignation unless it determines, in consultation with the NCGC, that there are exceptional circumstances that should delay the acceptance of the resignation or justify rejecting it. The Telesat Corporation Board will be required to make its decision and announce it in a press release within 90 days following the meeting of shareholders. A director who tenders a resignation pursuant to the Majority Voting Policy will not be permitted to participate in any meeting of the Telesat Corporation Board or the NCGC at which the resignation is considered.

Diversity Policy

Of Telesat Corporation’s ten directors, one (or 10% of the Telesat Corporation Board) is a woman.

Consistent with the Corporate Governance Guidelines, the NCGC must take into account a variety of criteria, including skills, qualifications, experience and diversity, with consideration to the level of representation of women and other diverse candidates, when identifying, reviewing and evaluating candidates to serve as directors and executive officers of Telesat Corporation. Further, the Telesat Corporation Board may identify for the NCGC certain business, financial, industry, diversity or other general attributes desirable in any of such persons, and request that the NCGC (i) nominate a candidate for election at the next meeting of shareholders, or (ii) fill an actual or anticipated vacancy on the Telesat Corporation Board, in each case, with an individual who has such attributes and who is approved in accordance with the Telesat Corporation Articles and, in each case, the NCGC shall use its reasonable efforts to comply with any such requests. Accordingly, Telesat Corporation does not intend to adopt a formal policy.

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

The table below provides certain information regarding the diversity of the board of directors as of December 31, 2022.

Board Diversity Matrix
(As of 12/31/2022)

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

The table below provides certain information regarding the diversity of the board of directors as of December 31, 2021.

Board Diversity Matrix
(As of 12/31/2021)

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

Orientation and Continuing Education

The Telesat Corporation Board offers an orientation program for new directors under which a new director will meet with the Chair, members of senior management and Telesat Corporation’s secretary. It provides a comprehensive orientation and education as to the nature and operation of Telesat Corporation and its business, the role of the Telesat Corporation Board and its committees, and the contribution that an individual director is expected to make. The NCGC is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of Telesat Corporation’s business and operations remains current.

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

Directors’ Service Contracts

There are no directors’ service contracts with Telesat Corporation or any of its subsidiaries providing for benefits upon termination of employment. One of our directors, Daniel S. Goldberg, also serves as Chief Executive Officer of Telesat Canada, for which he receives benefits upon termination of his employment.

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

HRCC

The HRCC must be comprised of at least three members, including at least one designee appointed by PSP Investments, for so long as PSP Investments has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, one designee appointed by MHR, for so long as MHR has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, and one Specially Designated Director.

The three directors comprising the HRCC are Jane Craighead, Guthrie Stewart and Mark Rachesky. Jane Craighead serves as chair of the HRCC. Under U.S. and Canadian securities laws and applicable exchange rules, there are heightened independence standards for members of the HRCC. All of the HRCC members meet this heightened standard and will also be independent for purposes of NI 58-101 and NASDAQ 5605.

The Telesat Corporation Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the HRCC pursuant to the rules of the NASDAQ and the SEC, and consistent with the Corporate Governance Guidelines (subject to the rights of MHR and PSP Investments under the Telesat Corporation Articles and the Investor Rights Agreements). The HRCC’s purpose is to assist the Telesat Corporation Board in its oversight of executive compensation, management development and succession, director compensation and executive compensation disclosure.

The principal responsibilities and duties of the HRCC include:

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

•        assessing the competitiveness and appropriateness of Telesat Corporation’s policies relating to the compensation of executive officers on an annual basis; and

•        reviewing and, if appropriate, recommending to the Telesat Corporation Board the approval of any adoption, amendment and termination of Telesat Corporation’s incentive compensation plans, overseeing their administration, and discharging any duties imposed on the HRCC by any of those plans.

Further particulars of the process by which compensation for Telesat Corporation’s executive officers is determined is provided under the heading “Executive Compensation.”

NCGC

Until the Special Nomination Termination Date, the NCGC must be comprised of one designee appointed by PSP Investments, for so long as PSP Investments has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, one designee appointed by MHR, for so long as MHR has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, and three Specially Designated Directors.

Following the Special Nomination Termination Date, the NCGC will be comprised of one designee appointed by PSP Investments, for so long as PSP Investments has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, one designee appointed by MHR, for so long as MHR has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, and one Specially Designated Director.

The NCGC is comprised of David Morin, Jane Craighead, Richard Fadden, Henry Intven and Mark Rachesky, each of whom is independent for purposes of NI 58-101 and NASDAQ 5605. The Chair of the NCGC, Henry Intven, is a Specially Designated Director.

The Telesat Corporation Board has adopted a written charter setting forth the purpose, composition, authority and responsibility of the NCGC. The NCGC’s purpose will be to assist the Telesat Corporation Board in:

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

In identifying new candidates for the Telesat Corporation Board, the NCGC considers what competencies and skills the Telesat Corporation Board, as a whole, should possess and assess what competencies and skills each existing director possesses, considering the Telesat Corporation Board as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It is the responsibility of the NCGC to regularly evaluate the overall efficiency of the Telesat Corporation Board and the Chair and all Telesat Corporation Board committees and their chairs. As part of its mandate, the NCGC conducts the process for the assessment of the Telesat Corporation Board, each committee and each director regarding his, her or its effectiveness and contribution, and report evaluation results to the Telesat Corporation Board on a regular basis.

D.    Employees

As of December 31, 2022, Telesat and its subsidiaries had approximately 455 permanent full and part-time employees. Approximately 2.8% of our employees are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. We consider our employee relations to be strong.

E.    Share Ownership

See Item 6.B. — “Outstanding Option-Based Awards and Share-Based Awards” for information regarding the option-based and share-based awards granted to our NEOs outstanding as at December 31, 2022.

The following table presents information regarding the ownership of certain classes of shares of Telesat Corporation and Units of Telesat Limited Partnership by our directors and senior management as at February 28, 2023.

Name	Class A Shares	Class B Variable Voting Shares	Class A Units	Class B Units	Fully exchanged and converted basis
Michael Boychuk	—	—	—	—	—
Jason A. Caloras	—	—	—	—	—
Jane Craighead	—	—	—	—	—
Richard Fadden	—	—	—	—	—
Daniel Goldberg	242,147	—	—	—	242,147 (0.49%)
Henry Intven	—	—	—	—	—
David Morin	—	—	—	—	—
Mark H. Rachesky, M.D.	—	46,136	—	18,050,092	18,096,228(1) (36.36%)
Guthrie Stewart	—	—	—	—	—
Michael B. Targoff	—	101,872	—	—	101,872 (0.20%)
Michèle Beck	1,890	—	—	—	1,890 (—%)
Andrew Browne	—	22,595	—	—	22,595 (0.05%)
Christopher S. DiFrancesco	2,160	—	—	—	2,160 (—%)
John Flaherty	1,890	—	—	—	1,890 (—%)
Erwin Hudson	—	13,512	—	—	13,512 (0.03%)
Glenn Katz	—	2,700	—	—	2,700 (0.01%)
Michael C. Schwartz	—	38,369	—	—	38,369 (0.08%)
David N. Wendling	2,700	—	—	—	2,700 (0.01%)
France Teasdale	—	—	—	—	—
Phillip Harlow	—	—	—	—	—

____________

(1)      Includes 18,035,092 held by funds affiliated with MHR and 46,136 shares and 15,000 units held directly by Dr. Mark Rachesky.

F.    Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders.

The following table sets forth the ownership of holders that are the beneficial owners of 5% or more of each class of shares of Telesat Corporation or each class of units of Telesat Partnership as at February 28, 2023.

In the table, the percentage of Telesat Corporation Shares beneficially owned is based on Telesat Corporation Shares outstanding as at February 28, 2023. These amounts assume all Class A Units, Class B Units and Class C Units have been exchanged into Telesat Corporation Shares on a one-for-one basis.

Name	Class A Shares	Class B Variable Voting Shares	Class C Shares	Class B Units	Class C Units	Fully exchanged and converted basis
PSP Investments	—	—	112,841	—	18,098,362	18,211,203 (36.59%)
Mark H. Rachesky, M.D.(5)	—	46,136	—	18,050,092	—	18,096,228 (36.36%)
MHR	—	—	—	18,035,092	—	18,035,092 (36.23%)
GAMCO Investors, Inc(4)	—	2,763,775	—	—	—	2,763,775 (5.55%)
Heard Capital LLC(4)	—	1,726,635	—	—	—	1,726,635 (3.47%)
Rubric Capital Management LP(4)	—	1,410,000	—	—	—	1,410,000 (2.83%)
Philosophy Capital Management LLC(4)	—	939,720	—	—	—	939,720 (1.89%)
Daniel Lau and Christine Man(4)	—	684,000	—	—	—	684,000 (1.37%)

____________

(1)      Certain individuals and entities hold Class A Units, Class B Units or Class C Units of Telesat Partnership, which are redeemable, at the election of such holder, for newly issued shares of Class A Shares, Class B Variable Voting Shares or Class C Shares, respectively, on a one-for-one basis (and such holders’ Class A Units, Class B Units or Class C Units, as the case may be, will be cancelled on a one-for-one basis upon any such issuance). The number of Class A Shares beneficially owned and percentages of beneficial ownership set forth in the table assume that all Class A Units have been exchanged for Class A Shares (and the corresponding Class A Units have been cancelled). The numbers of Class B Variable Voting Shares beneficially owned and percentages of beneficial ownership set forth in the table assume that all Class B Units have been exchanged for Class B Variable Voting Shares (and the corresponding Class B Units have been cancelled). The numbers of Class C Shares beneficially owned and percentages of beneficial ownership set forth in the table assume that all Class C Units have been exchanged for Class C Shares (and the corresponding Class C Units have been cancelled).

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

(4)      These share amounts are based on a schedule 13D filing by GAMCO Investors Group filed on January 31, 2023, a 13G filing by Rubric Capital Management filed on February 10, 2023, a 13G filing by Heard Capital LLC filed on February 13, 2023, a 13G filing by Daniel Lau and Christine Man on February 10, 2023, and a 13G filing by Philosophy Capital Management LLC on February 10, 2023.

(5)      Includes the 18,035,092 held by funds affiliated with MHR and 46,136 shares and 15,000 units held directly by Dr. Mark Rachesky

The portion of each class of securities held by jurisdiction and the number of record holders is as follows:

Securities	Number of holders	Percentage of holdings per class of securities
Class A Shares and Class B Variable Voting Shares
United States	123	95.35%
Canada	3	2.33%
Other	3	2.33%
Class C Shares
Canada	1	100%
Class A and B Limited Partnership Units
United States	40	97.56%
Canada	1	2.44%
Class C Limited Partnership Units
Canada	1	100%

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

Goldberg, Godles, Wiener & Wright

Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Corporation, is a partner in the law firm of Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Corporation and its subsidiaries. As of December 31, 2022, the aggregate amount of expenses incurred by Telesat Corporation and its subsidiaries for services received in 2022 was US$793,159.

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

ITEM 10. ADDITIONAL INFORMATION

A.     Share Capital

Not applicable.

B.     Constating Documents and Articles of Telesat Corporation

See Exhibit 2.6 to the Annual Report — Description of Rights of each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934.

Transfer Agent and Registrar

The transfer agent and registrar for our Telesat Corporation Shares and Telesat Partnership Units in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Ohio, and in Canada is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

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

Investment Canada Act

The Investment Canada Act requires each “non Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business,” to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our Telesat Corporation Shares by a non-Canadian who is ultimately controlled by nationals of a European Union member state, Australia, Chile, Colombia, Honduras, Japan, Malaysia, Mexico, New Zealand, Panama, Peru, Singapore, South Korea, the United Kingdom, the United States or Vietnam, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than the amount specified, which is currently $1.711 billion. For investors who are not state-owned enterprises and are ultimately controlled by nationals of other World Trade Organization member states, the threshold is currently an enterprise value of $1.141 billion for 2022. For investors who are state-owned enterprises ultimately controlled by World Trade Organization member states, the threshold is currently an asset value (as determined pursuant to the Investment Canada Act and its regulations) of $454 million.

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

(ii) an unlimited number of Class B Units, held by the limited partners (other than Red Isle, Red Isle’s permitted transferees that are wholly owned by PSP Investments or any holder of Class D Units in their capacity as such); (iii) Class C Units, held by Red Isle or its permitted transferees that are wholly owned by PSP Investments; and (iv) Telesat Partnership GP Units, held by Telesat Corporation as the general partner of Telesat Partnership. Class D Units will also be authorized from and after the Effective Time but may be issued only to a wholly owned subsidiary of the general partner of Telesat Partnership immediately before the Telesat Partnership Units cease to be outstanding. The number of Telesat Partnership Units to be issued pursuant to the Transaction was determined prior to the closing of the Transaction based on the number of Telesat Partnership Elections by Loral stockholders.

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

The Company has also filed an undertaking with the OSC pursuant to which it has agreed to provide reasonable prior notice to the OSC in the event the Company intends to issue a series of preferred shares that: (a) carry a greater number of votes on a per share basis, irrespective of the number or percentage of preference shares owned, than the Telesat Corporation Shares or (b) would cause any of the factors set out in section 4.1 of OSC Rule 56-501 — Restricted Shares to be present in relation to the Telesat Corporation Shares regardless of any existing restrictions on the Telesat Corporation Shares due to the existence of the preferred shares. Canadian securities regulatory authorities may intervene in the public interest (either on application by an interested party or by staff of a Canadian securities regulatory authority) to prevent an offer to holders of Telesat Corporation Shares or Exchangeable Units being made or completed where such offer is abusive of the holders of one of those security classes that are not subject to that offer.

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

The Exchangeable Units of the Partnership are intended to provide economic rights that are substantially equivalent, and voting rights with respect to the Company that are equivalent, to the corresponding rights afforded to holders of Class A Shares, Class B Variable Voting Shares and Class C Shares. Under the terms of the Partnership Agreement, the rights, privileges, restrictions and conditions attaching to the Exchangeable Units include the following:

•        The Exchangeable Units are now exchangeable at any time, at the option of the holder, on a one-for-one basis for the corresponding class of the Telesat Corporation Shares.

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

No opinions of counsel and no rulings from the IRS have been or are intended to be sought by Telesat Corporation or Telesat Partnership with respect to the matters discussed herein. (As described below, Loral received an opinion of special tax counsel as to certain tax matters.) There can be no assurance that the IRS or a court will not take a contrary position regarding the tax consequences described herein. The discussion does not address any non-income tax considerations or any foreign, state or local tax consequences.

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

The above-mentioned opinion is not binding on the IRS or any court and does not preclude the IRS or a court from reaching a contrary conclusion. Therefore, no assurance can be provided that the IRS will agree with the conclusions in the opinion. Further, the above-mentioned opinion does not consider any legislative proposals to lower the threshold for the 80% Ownership Test to 50% (or some other percentage). It is possible that such legislative proposals, if enacted, might be applied on a retroactive basis, with no grandfather clause for transactions executed pursuant to a binding commitment entered into prior to such legislation’s enactment.

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

If Loral were treated as an expatriated entity under this test, then certain items of its taxable income that constitute “inversion gain” (generally gain from the transfer of shares or other property that is not inventory and income from the license of property to related foreign persons) recognized during the ten (10) year period following the inversion transaction would not be offset by its tax attributes, if any, including foreign tax credit or net operating loss carryforwards. Additionally, if Loral were to become an expatriated entity during the ten (10) year period following the enactment of the Tax Cuts and Jobs Act, on December 22, 2017, it would be required to recapture any deduction it claimed under Section 965(c) of the Code (relating to the reduced rate of tax applied to the deemed repatriation of previously untaxed foreign earnings). Further, any dividends paid by Telesat Corporation to U.S. Holders who are individuals would not be eligible for the reduced rate of tax on qualified dividend income under Section 1(h)(11) of the Code.

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

Under the PFIC look-through rules, for the purposes of determining whether a corporation should be classified as a PFIC, the corporation will be treated as if it owns a proportionate share of the assets of, and earns a proportionate share of the income earned by, any subsidiary corporation if the corporation owns at least twenty-five percent (25%) (by value) of the stock of such subsidiary. Furthermore, for purposes of these rules stock owned by a partnership is treated as owned proportionately by its partners. Under applicable Treasury Regulations, if a corporation owns less than twenty-five percent (25%) (by value) of a partnership, the corporation’s interest in the partnership is, in general, treated as a passive asset and its income flowing through from partnership is passive income. During 2021 after the Transaction and during a portion of 2022, Telesat Corporation owned only approximately twenty-four percent (24%) of the Telesat Partnership Units (representing its percentage interest in Telesat Partnership and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership). Telesat Corporation’s ownership interest in Telesat Partnership increased during 2022, and as of December 31, 2022, Telesat Corporation’s ownership interest in Telesat Partnership was 25.7%. While not free from doubt, Telesat Corporation believes that, by virtue of additional value associated with its interest as general partner of Telesat Partnership, Telesat Corporation owned at least twenty-five percent (25%) of the total value of Telesat Partnership (and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership) during 2021 and all of 2022. If this was the case, then Telesat Corporation believes it was not a PFIC for its 2021 taxable year or its 2022 taxable year, taking into account the income and assets of the wholly owned corporate subsidiaries of Telesat Partnership. Telesat Corporation can provide no assurance that the IRS will not successfully challenge this position upon any audit of a U.S. Holder.

The determination as to whether Telesat Corporation should be classified as a PFIC for 2023 and years thereafter will be a factual determination that must be made annually at the close of each taxable year and will be based upon the composition of Telesat Corporation’s income and assets (including entities in which Telesat Corporation holds at least a 25% interest by value), which may be subject to change. Because PFIC status is determined annually based on Telesat Corporation’s income and assets for the entire taxable year, it is not possible to determine whether Telesat Corporation will be characterized as a PFIC for 2023 or any other future year until after the close of that year. While Telesat Corporation intends to manage its business so as to avoid PFIC status to the extent possible and consistent with its other business goals, Telesat Corporation cannot predict whether its business plans will allow it to avoid PFIC status. In addition, because the market price of the Telesat Public Shares has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether Telesat Corporation is a PFIC, there can be no assurance that Telesat Corporation will not be a PFIC for any taxable year.

If Telesat Corporation is a PFIC, a U.S. Holder that does not make an election to treat Telesat Corporation as a qualified electing fund (“QEF Election”) or did not make a mark-to-market election (“Mark-to-Market Election”) (both elections described more fully below) will be required to pay tax on the U.S. dollar value of any gain on the disposition of its Telesat Public Shares at ordinary income rates, rather than capital gains rates, and to compute the tax liability on such gain and any Excess Distribution (as defined below) received in respect of the Telesat Public Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a certain portion thereof) for the Telesat Public Shares. The U.S. Holder will be subject to tax on such gain or Excess Distributions at the highest ordinary income tax rate for each taxable year in which such gain or Excess Distributions are treated as having been earned, other than the current year (for which the U.S. Holder’s regular ordinary income tax rate will apply), regardless of the rate otherwise applicable to the U.S. Holder (and without reduction by otherwise available tax attributes in the prior years, such as net operating loss carry forwards). In addition to the tax at ordinary income rates, such U.S. Holder will also be liable for a non-deductible interest charge in respect of the taxes deemed to have been deferred for prior taxable years. Furthermore, if Telesat Corporation is a PFIC, the preferential tax rate applicable to qualified dividend income derived by certain non-corporate U.S. Holders would not apply to dividends paid with respect to Telesat Public Shares. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations, certain other transfers, and use of the Telesat Public Shares as security for a loan may be treated as taxable dispositions of such Telesat Public Shares. In addition, a stepped-up basis in the Telesat Public Shares will not be available upon the death of an individual U.S. Holder who has not made a timely QEF Election with respect to Telesat Corporation.

For purposes of the foregoing rules, the amount by which the U.S. dollar value of distributions during a taxable year in respect of a Telesat Public Share exceeds 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Telesat Public Shares) is an “Excess Distribution”.

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

If a U.S. Holder holds Telesat Public Shares during any taxable year for which Telesat Corporation is classified as a PFIC which was not a QEF, then Telesat Corporation will generally continue to be classified as a PFIC for any subsequent taxable year during which the U.S. Holder continues to hold Telesat Public Shares, even if Telesat Corporation’s income or assets do not cause it to be a PFIC for such subsequent taxable year. However, this rule does not apply if the U.S. Holder elects to recognize gain on the Telesat Public Shares (as of the last day of the last taxable year for which Telesat Corporation is a PFIC). Based on the foregoing and the uncertainty of Telesat Corporation’s PFIC status for its 2021 and 2022 taxable years (as discussed above), it may be advisable for a U.S. Holder who held Telesat Public Shares during 2021 or 2022 to file a QEF Election for 2021 or 2022 as a protective matter.

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

Certain Material U.S. Taxation Considerations to U.S. Holders of Telesat Partnership Units

Allocation and Taxation of Telesat Partnership’s Profits and Losses

If, as anticipated, Telesat Partnership is treated as a partnership for U.S. federal income tax purposes, it will not be a taxable entity. Instead, each U.S. Holder in computing such holder’s U.S. federal income tax liability for a taxable year will be required to include its allocable share of items of Telesat Partnership’s income, gain, loss, deduction and credit for the Telesat Partnership’s taxable year ending with or within the taxable year of such U.S. Holder, regardless of whether the holder has received any distributions from Telesat Partnership. The characterization of an item of Telesat Partnership’s income, gain, loss, deduction or credit generally will be determined at Telesat Partnership’s (rather than at the holder’s) level and then such characterization will be passed through to the holders as if it derived such items directly.

A U.S. Holder’s allocable share of Telesat Partnership’s items of income, gain, loss, deduction and credit will be determined by the Partnership Agreement, provided such allocations either have “substantial economic effect” or are determined to be in accordance with the holder’s interest in Telesat Partnership. If the allocations provided by the Partnership Agreement were successfully challenged by the IRS, the redetermination of the allocations to a particular holder for U.S. federal income tax purposes could be less favorable than the allocations set forth in the Partnership Agreement.

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

Treatment of Telesat Partnership’s Cash Distributions

Distributions of cash by Telesat Partnership generally will not be taxable to a U.S. Holder for U.S. federal income tax purposes to the extent of such U.S. Holder’s adjusted tax basis (described above) in its Telesat Partnership Units. Any cash distributions in excess of a U.S. Holder’s adjusted tax basis generally will be considered to be gain from the sale or exchange of Telesat Partnership Units, as described below.

Treatment of Exchanges of Telesat Partnership Units for Telesat Public Shares and Other Dispositions of Telesat Partnership Units

Holders of Telesat Partnership Units may elect to exchange (and may be required to exchange, if the number of Telesat Partnership Units outstanding, other than Telesat Partnership Units held by the general partner (i.e., Telesat Corporation) or its affiliates, represents less than two percent (2%) of the capital of the general partner on a fully-diluted basis) their Telesat Partnership Units for Telesat Public Shares. Such an exchange (or, generally, any other sale or exchange of Partnership Units) will result in the recognition of gain or loss in an amount equal to the difference, if any, between (i) the fair market value of Telesat Public Shares (or other consideration) received, plus the amount of the U.S. Holder’s share of Telesat Partnership’s liabilities, if any, and (ii) the U.S. Holder’s adjusted tax basis in the Telesat Partnership Units exchanged.

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

Limitation on Deductibility of Telesat Partnership’s Net Operating Losses

As stated above, a U.S. Holder generally will be restricted from taking into account for U.S. federal income tax purposes its allocable share of any loss incurred by Telesat Partnership in excess of the adjusted tax basis of such U.S. Holder’s Telesat Partnership Units. In addition, certain U.S. Holders, including individuals, may be subject to various other limitations on their ability to use their allocable share of deductions and losses of Telesat Partnership. Such limitations include those relating to “passive activity losses,” amounts “at risk,” capital losses and itemized deductions. U.S. Holders may also be subject to limitations relating to “investment interest.”

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

Information Returns

Telesat Partnership has agreed to use reasonable efforts to furnish Telesat Partnership Unit holders tax information as promptly as possible, which describes a holder’s allocable share of Telesat Partnership’s income, gain, loss and deduction for Telesat Partnership’s preceding taxable year. Delivery of this tax information by Telesat Partnership will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from a subsidiary in which Telesat Partnership holds an interest. It is therefore possible that, in any taxable year, Telesat Partnership Unit holders will need to apply for extensions of time to file their tax returns. In preparing the tax information, Telesat Partnership will use various accounting and reporting conventions to determine a holder’s allocable share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to Telesat Partnership Unit holders’ income or loss.

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

If Telesat Partnership were treated as a publicly traded partnership and failed to satisfy the qualifying income exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable period of time after the discovery of such failure), it would be treated as if it had transferred all of its assets, subject to its liabilities, to a newly formed foreign corporation, on the first day of the year in which it failed to satisfy the qualifying income exception, in return for stock of the corporation, and then distributed such stock to the holders of Telesat Partnership Units in liquidation of their interests in Telesat Partnership. This contribution and liquidation would be taxable to U.S. Holders of Telesat Partnership Units, in whole or in part, in an amount not to exceed the excess of the fair market value of Telesat Partnership Units over their adjusted basis in the hands of the U.S. Holder.

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

Information Returns

Telesat Partnership has agreed to use reasonable efforts to furnish Telesat Partnership Unit holders tax information as promptly as possible, which describes a holder’s allocable share of Telesat Partnership’s income, gain, loss and deduction for Telesat Partnership’s preceding taxable year. There can be no assurance that this tax information will meet the compliance requirements of a Non-U.S. Holder’s jurisdiction. Delivery of this tax information by Telesat Partnership will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from a subsidiary in which Telesat Partnership holds an interest. It is therefore possible that, in any taxable year, Telesat Partnership Unit holders will need to apply for extensions of time to file their tax returns. In preparing the tax information, Telesat Partnership will use various accounting and reporting conventions to determine a holder’s allocable share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to Telesat Partnership Unit holders’ income or loss.

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

Dividends on Telesat Public Shares

Dividends paid or credited or deemed to be paid or credited on the Telesat Public Shares to a Non-Canadian Holder will be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Canadian Holder is entitled under any applicable income tax treaty or convention. For example, under the U.S.-Canada Tax Treaty, the rate of withholding tax on dividends paid or credited or deemed to be paid or credited to a Non-Canadian Holder who is beneficially entitled to such dividend, resident in the U.S. for purposes of the U.S.-Canada Tax Treaty and fully entitled to the benefits of the U.S.-Canada Tax Treaty is generally limited to 15% of the gross amount of the dividend. Non-Canadian Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

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

As discussed below under “Income of Telesat Partnership”, it is not expected that Telesat Partnership will be considered for the purposes of the Tax Act to have income from carrying on a business within the meaning of the Tax Act. The CRA has acknowledged that the level of activity required to qualify as a partnership under provincial law may be lower than that required for income to be regarded for the purposes of the Tax Act as income from a business rather than income from property, which is consistent with the relevant case law. The balance of this summary assumes that Telesat Partnership is considered to be a partnership for the purposes of the Tax Act.

SIFT Rules

Telesat Partnership is a “SIFT partnership” for the purposes of the Tax Act. As a SIFT partnership, Telesat Partnership will be subject to partnership level taxation (“SIFT Tax”) on its “taxable non-portfolio earnings”, which generally include (i) income from businesses carried on in Canada, (ii) income (other than taxable dividends) from “non-portfolio property”, and (iii) taxable capital gains from dispositions of “non-portfolio property”, each term as defined in the Tax Act. The SIFT Tax is applied to such income and taxable capital gains at a rate similar to the federal and provincial rate generally applicable to a Canadian corporation. If Telesat Partnership were to have “taxable non-portfolio earnings”, the excess of its taxable non-portfolio earnings over its SIFT Tax payable for a taxation year would be deemed to be a dividend received by Telesat Partnership in the taxation year from a taxable Canadian corporation, which deemed dividend would be allocated to holders of Telesat Partnership Units in accordance with the Partnership Agreement. The portion of the deemed dividend allocated to a Non-Canadian Holder would be subject to Canadian withholding tax. For a discussion of the taxation of dividends from a taxable Canadian corporation, see the discussion above under “Material Canadian Federal Income Tax Considerations to Non-Canadian Holders of Telesat Public Shares”.

It is expected that Telesat Partnership’s only material assets will be shares of Telesat CanHoldco, which will be non-portfolio property, Loral series B preferred stock (the “Loral Preferred Stock”), which may also be non-portfolio property, and cash. Dividends received by Telesat Partnership on shares of Telesat CanHoldco or Loral Preferred Stock will be taxable dividends and excluded from taxable non-portfolio earnings. Telesat Partnership does not expect to dispose of the shares of Telesat CanHoldco or the Loral Preferred Stock otherwise than on a tax-deferred rollover basis and, therefore, does not expect to realize capital gains on the disposition of non-portfolio property.

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

Taxation of Non-Canadian Holders of Telesat Partnership Units

This portion of the summary assumes that the Telesat Partnership Units will not be “taxable Canadian property” (as defined in the Tax Act) to any particular Non-Canadian Holder at any time and that Telesat Partnership will at no time dispose of taxable Canadian property. It is expected that Telesat Partnership’s only material assets will be shares of CanHoldco, shares of Loral Preferred Stock, and cash, none of which is expected to be taxable Canadian property. Generally, a partnership interest will not constitute taxable Canadian property to a non-Canadian holder unless at any particular time during the 60-month period that ends at that time more than 50% of the fair market value of the partnership interest was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties”, (iii) “timber resource properties”, and (iv) options in respect of, or interests in, or for civil law rights in, any of the foregoing property whether or not the property exists, each term as defined in the Tax Act. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, partnership interests may be deemed to be taxable Canadian property.

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

Telesat Partnership will be deemed to be a non-resident person for the purposes of the Tax Act in respect of, among other things, dividends paid or credited by Telesat CanHoldco. The rate of withholding tax imposed under Part XIII of the Tax Act in respect of dividends is 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by Telesat CanHoldco to Telesat Partnership, Telesat CanHoldco will look through Telesat Partnership to the residency of its partners (including partners who are resident in Canada) and take into account any reduced rates of Canadian federal withholding tax that Non-Canadian Holders may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends paid to Telesat Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. See “Canadian Tax Risks”.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of December 31, 2022, Telesat Corporation conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat Corporation’s disclosure controls and procedures were effective as of December 31, 2022 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Telesat’s management is responsible for establishing and maintaining adequate “internal control over financial reporting”, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in a timely manner, and can provide only reasonable assurances that the objectives of the control system have been met. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the underlying policies and procedures.

An evaluation of the effectiveness of Telesat’s internal control over financial reporting was conducted by Telesat’s management, under the supervision and with the participation of Telesat’s Chief Executive Officer and Chief Financial Officer, based on the framework set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer have concluded that Telesat’s internal control over financial reporting was effective as of December 31,2022.

This annual report includes an attestation report of Telesat’s independent registered public accounting firm regarding internal control over financial reporting as well as the company’s audit of the consolidated financial statements for the year ended December 31, 2022.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there have been no changes in Telesat Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by Deloitte LLP for certain services rendered to Telesat Corporation, including some of our subsidiaries, during the year ended December 31, 2022 (“Fiscal 2022”) and the year ended December 31, 2021 (“Fiscal 2021”).

(in thousands of Canadian dollars)	Fiscal 2022	Fiscal 2021
Audit fees(1)	$3,934	$1,920
Audit related fees(2)	240	165
Tax fees(3)	112	105
All other fee(4)	3	3
Total fees charged	$4,289	$2,194

____________

(1)      Audit fees were for professional services rendered by Deloitte for the audit of Telesat’s annual financial statements and for the reviews of its quarterly financial statements for the year ended December 31, 2022 and 2021. In addition, in both the years ended December 31, 2022 and 2021, the fees included services associated with the proxy statement/prospectus in connection with the Transaction.

(2)      The 2021 audit related fees related to services associated to the issuance of the 2026 Senior Secured Notes. The audit related fees for both periods also include fees for the audits of Telesat Canada’s pension plans and for other miscellaneous audits.

(3)      The 2022 and 2021 tax fees include amounts related to Scientific Research & Experimental Development tax credit services.

(4)      The 2022 and 2021 other fees related to access to on-line accounting research services.

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

ITEM 18. FINANCIAL STATEMENTS.

The Annual Financial Statements of Telesat Corporation are included at the end of this Annual Report.

ITEM 19. EXHIBITS

Exhibit No.	Description of Exhibit
1.1

Articles of Telesat Corporation, dated as of November 17, 2021 (incorporated by reference from Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K (File No. 333-255518) filed by Telesat Corporation on November 19, 2021).

1.2

Amended and Restated Limited Partnership Agreement of Telesat Partnership LP, dated as of November 17, 2021, between Telesat Corporation, Henry Intven, Red Isle Private Investments Inc., Public Sector Pension Investment Board, John Cashman, Clare Copeland and each person who is admitted to Telesat Partnership LP as a limited partner in accordance with the terms thereto (incorporated by reference from Exhibit 99.3 to the Report of Foreign Private Issuer on Form 6-K (File No. 333-255518) filed by Telesat Corporation on November 19, 2021).

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

2.6

Description of Rights of each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference from Exhibit 2.6 to the Annual Report on Form 20-F (File No. 001-41083) filed by Telesat Corporation on March 18, 2022).

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

Exhibit No.	Description of Exhibit
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

Exhibit No.	Description of Exhibit
4.16

Telesat Corporation Omnibus Long-Term Incentive Plan (incorporated by reference from Exhibit 4.5 to the Registration Statement on Form S-8 (File No. 333-261257) filed by Telesat Corporation on November 22, 2021).

4.17

Form of Indemnity Agreement by and among Telesat Corporation and Officers and Directors (incorporated by reference from Exhibit 4.17 to the Annual Report on Form 20-F (File No. 001-41083) filed by Telesat Corporation on March 18, 2022).

8.1*	List of subsidiaries of Telesat Corporation
12.1*	Section 302 Certification of Chief Executive Officer of Telesat Corporation
12.2*	Section 302 Certification of Chief Financial Officer of Telesat Corporation
13.1*	Section 906 Certification of Chief Executive Officer of Telesat Corporation
13.2*	Section 906 Certification of Chief Financial Officer of Telesat Corporation
15.1*	Consent of Deloitte LLP.
101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 has been formatted in Inline XBRL

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

Telesat Corporation
	By:	/s/ Daniel S. Goldberg
	Name:	Daniel S. Goldberg
Date: March 29, 2023	Title:	President and Chief Executive Officer

Telesat Corporation
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Telesat Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Telesat Corporation (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 28, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 28, 2023

We have served as the Company’s auditor since 1993.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Telesat Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Telesat Corporation (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and indefinite life intangible assets (orbital slots) impairment — Refer to Notes 4, 5, 17 and 18 of the financial statements

Critical Audit Matter Description

The Company’s evaluation of goodwill and indefinite life intangible assets, specifically orbital slots, for impairment involves the comparison of the recoverable amount of each Cash Generating Unit (“CGU”) (for goodwill, the entity level) to its carrying value. The recoverable amounts are based on the higher of fair value less costs of disposal and value in use, which are determined using both a market approach based on market multiples and an income approach based on a discounted cash flow. In determining the recoverable amounts, management made significant estimates and assumptions related to future revenue forecasts, future expenses, capital expenditures, costs of disposal, discount rates and market multiples. In addition, the Company plans to introduce new satellites under the Low Earth Orbit constellation (known as “Telesat Lightspeed”) whose forecasted revenues contribute significantly to the estimated recoverable amounts. The recoverable amounts exceeded their carrying values as of December 31, 2022 and no impairment charge to goodwill or orbital slots was recorded.

While there are several estimates and assumptions that are required to determine the recoverable amounts, the estimates with the highest degree of subjectivity are future revenue forecasts, discount rates and market multiples (“key assumptions”). This required significant auditor attention as the key assumptions are subject to a high degree of auditor judgment and there is limited historical data for Telesat Lightspeed which resulted in an increased extent of effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the key assumptions used to determine the recoverable amounts included the following, among others:

•        Evaluated the effectiveness of the controls over the assessment of goodwill and indefinite life intangible assets for impairment, including those over the key assumptions.

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

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 28, 2023

We have served as the Company’s auditor since 1993.

Telesat Corporation
Consolidated Statements of Income (Loss)

		For the years ended December 31,
(in thousands of Canadian dollars)	Notes	2022	2021	2020
			(Note 3)	(Note 3)
Revenue	6	$759,169	$758,212	$820,468
Operating expenses	7	(258,989)	(236,949)	(181,632)
Depreciation		(188,755)	(203,772)	(216,885)
Amortization		(14,979)	(15,983)	(17,195)
Other operating gains (losses), net	8	7	107,615	(215)
Operating income		296,453	409,123	404,541
Interest expense	9	(221,756)	(187,994)	(203,760)
Gain on extinguishment of debt	24	106,916	—	—
Interest and other income		23,476	3,418	5,196
Gain (loss) on changes in fair value of financial instruments		4,314	(18,684)	(13,115)
Gain (loss) on foreign exchange		(239,591)	27,539	47,605
Income (loss) before income taxes		(30,188)	233,402	240,467
Tax (expense) recovery	10	(49,929)	(78,377)	4,353
Net income (loss)		(80,117)	155,025	244,820

Net income (loss) attributable to:
Telesat Corporation shareholders		(23,396)	85,190	244,820
Non-controlling interest		(56,721)	69,835	—
		(80,117)	155,025	244,820

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic		$(1.90)	$1.89	$4.95
Diluted		$(1.90)	$1.83	$4.92

Total Weighted Average Common Shares Outstanding
Basic		12,311,264	45,168,650	49,537,082
Diluted		12,311,264	46,620,495	49,804,886

See accompanying notes to the consolidated financial statements

Telesat Corporation
Consolidated Statements of Comprehensive Income (Loss)

		For the years ended December 31,
(in thousands of Canadian dollars)	Notes	2022	2021	2020
			(Note 3)	(Note 3)
Net income (loss)		$(80,117)	$155,025	$244,820
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	3	148,456	(17,555)	(32,422)
Items that will not be reclassified to profit or loss
Actuarial gain (loss) on defined benefit plans	32	33,282	55,422	(13,693)
Income tax on items that will not be reclassified to profit or loss		(6,768)	(14,424)	3,584
Total other comprehensive income (loss)		174,970	23,443	(42,531)
Total comprehensive income (loss)		$94,853	$178,468	$202,289

Total comprehensive income (loss) attributable to:
Telesat Corporation shareholders		$20,257	$83,063	$202,289
Non-controlling interest		74,596	95,405	—
		$94,853	$178,468	$202,289

See accompanying notes to the consolidated financial statements

Telesat Corporation
Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Notes	Common shares/Public shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total Telesat Corporation/ Telesat Canada shareholders' equity	Non- controlling Interest	Total shareholders' equity
Balance as at January 1, 2020		$26,580	$128,315	$154,895	$1,031,055	$74,877	$(15,502)	$59,375	$1,245,325	$—	$1,245,325
Net income (loss)	3	—	—	—	244,820	—	—	—	244,820	—	244,820
Dividends declared on Director Voting Preferred shares	25	—	—	—	(10)	—	—	—	(10)	—	(10)
Issuance of share capital on settlement of restricted share units	25	—	803	803	—	(1,729)	—	(1,729)	(926)	—	(926)
Other comprehensive income (loss), net of tax (expense) recovery of $3,584		—	—	—	(10,109)	—	(32,422)	(32,422)	(42,531)	—	(42,531)
Share-based compensation		—	—	—	—	12,500	—	12,500	12,500	—	12,500
Balance as at December 31, 2020		$26,580	$129,118	$155,698	$1,265,756	$85,648	$(47,924)	$37,724	$1,459,178	$—	$1,459,178

Balance as at January 1, 2021		$26,580	$129,118	$155,698	$1,265,756	$85,648	$(47,924)	$37,724	$1,459,178	$—	$1,459,178
Net income (loss)	3	—	—	—	85,190	—	—	—	85,190	69,835	155,025
Dividends declared on Director Voting Preferred shares	25	—	—	—	(10)	—	—	—	(10)	—	(10)
Issuance of share capital on settlement of restricted share units	25	—	16	16	—	—	—	—	16	—	16
Other comprehensive income (loss), net of tax (expense) recovery of $14,424		—	—	—	9,946	—	(12,073)	(12,073)	(2,127)	25,570	23,443
Share-based compensation		—	—	—	—	65,134	—	65,134	65,134	8,590	73,724
Reallocation related to transaction		16,261	(129,134)	(112,873)	(1,010,853)	(112,118)	44,137	(67,981)	(1,191,707)	1,176,624	(15,083)
Balance as at December 31, 2021		$42,841	$—	$42,841	$350,029	$38,664	$(15,860)	$22,804	$415,674	$1,280,619	$1,696,293

Balance as at January 1, 2022		$42,841	$—	$42,841	$350,029	$38,664	$(15,860)	$22,804	$415,674	$1,280,619	$1,696,293
Net income (loss)		—	—	—	(23,396)	—	—	—	(23,396)	(56,721)	(80,117)
Issuance of share capital on settlement of restricted share units	25	2,142	—	2,142	—	(1,224)	—	(1,224)	918	(2,991)	(2,073)
Exchange of Limited Partnership units for Public Shares	25	1,571	—	1,571	21,812	(14)	(183)	(197)	23,186	(23,186)	—
Other comprehensive income (loss), net of tax (expense) recovery of $6,768		—	—	—	6,757	—	36,896	36,896	43,653	131,317	174,970
Final Transaction adjustment	26	—	—	—	—	—	—	—	—	(20,790)	(20,790)
Share-based compensation		—	—	—	—	20,330	—	20,330	20,330	47,089	67,419
Balance as at December 31, 2022		$46,554	$—	$46,554	$355,202	$57,756	$20,853	$78,609	$480,365	$1,355,337	$1,835,702

See accompanying notes to the consolidated financial statements

Telesat Corporation
Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	December 31, 2022	December 31, 2021
			(Note 3)
Assets
Cash and cash equivalents		$1,677,792	$1,449,593
Trade and other receivables	11	41,248	122,698
Other current financial assets	12	515	861
Current income tax recoverable		18,409	3,219
Prepaid expenses and other current assets	13	50,324	41,064
Total current assets		1,788,288	1,617,435
Satellites, property and other equipment	6,16	1,364,084	1,429,688
Deferred tax assets	10	49,984	46,187
Other long-term financial assets	14	10,476	16,348
Long-term income tax recoverable		15,303	12,277
Other long-term assets	6,15	47,977	31,254
Intangible assets	6,17	756,878	762,659
Goodwill	18	2,446,603	2,446,603
Total assets		$6,479,593	$6,362,451

LIABILITIES
Trade and other payables	19	$43,555	$54,628
Other current financial liabilities	20	48,397	36,647
Income taxes payable		3,476	5,622
Other current liabilities	21	75,968	85,058
Current indebtedness	24	—	—
Total current liabilities		171,396	181,955
Long-term indebtedness	24	3,850,081	3,792,597
Deferred tax liabilities	10	275,696	296,318
Other long-term financial liabilities	22	19,663	23,835
Other long-term liabilities	23	327,055	371,453
Total liabilities		4,643,891	4,666,158

SHAREHOLDERS’ EQUITY
Share capital	25	46,554	42,841
Accumulated earnings		355,202	350,029
Reserves		78,609	22,804
Total Telesat Corporation shareholders’ equity		480,365	415,674
Non-controlling interest	26	1,355,337	1,280,619
Total shareholders’ equity		1,835,702	1,696,293
Total liabilities and shareholders’ equity		$6,479,593	$6,362,451

See accompanying notes to the consolidated financial statements

Telesat Corporation
Consolidated Statements of Cash Flows

		For the years ended December 31,
(in thousands of Canadian dollars)	Notes	2022	2021	2020
			(Note 3)	(Note 3)
Cash flows from operating activities
Net income (loss)		$(80,117)	$155,025	$244,820
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation		188,755	203,772	216,885
Amortization		14,979	15,983	17,195
Tax expense (recovery)		49,929	78,377	(4,353)
Interest expense		221,756	187,994	203,760
Interest income		(23,564)	(4,392)	(7,668)
(Gain) loss on foreign exchange		239,591	(27,539)	(47,605)
(Gain) loss on changes in fair value of financial instruments		(4,314)	18,684	13,115
Share-based compensation	31	67,428	73,723	12,500
(Gain) loss on disposal of assets		(7)	848	215
Gain on extinguishment of debt		(106,916)	—	—
Deferred revenue amortization		(77,075)	(64,998)	(74,091)
Pension expense		7,587	8,133	7,333
C-band clearing proceeds	8	—	(42,860)	—
Other		(1,184)	(1,953)	7,974
Income taxes paid, net of income taxes received	33	(98,143)	(94,242)	(53,443)
Interest paid, net of interest received	33	(163,113)	(154,433)	(179,972)
Operating assets and liabilities	33	(6,744)	(58,625)	15,018
Net cash from operating activities		228,848	293,497	371,683

Cash flows (used in) generated from investing activities
Satellite programs		(31,805)	(279,941)	(75,902)
Purchase of property and other equipment		(32,701)	(31,725)	(16,302)
Purchase of intangible assets		(71)	(1,162)	(30)
C-band clearing proceeds	8	64,651	42,860	—
Net cash (used in) generated from investing activities		74	(269,968)	(92,234)

Cash flows (used in) generated from financing activities
Proceeds from indebtedness	33	—	619,900	—
Payment of debt issue costs	33	—	(6,834)	—
Repayment of indebtedness	33	(97,234)	—	(453,592)
Payments of principal on lease liabilities	33	(2,498)	(2,178)	(1,793)
Satellite performance incentive payments	33	(6,667)	(6,914)	(9,031)
Proceeds from exercise of stock options		—	16	—
Government grant received		22,324	—	14,185
Initial costs from transaction		—	1,260	—
Final Transaction adjustment payment	26	(20,790)	—	—
Dividends on Director Voting Preferred shares	25	—	(10)	(10)
Net cash (used in) generated from financing activities		(104,865)	605,240	(450,241)
Effect of changes in exchange rates on cash and cash equivalents		104,142	2,446	(38,052)
Changes in cash and cash equivalents		228,199	631,215	(208,844)
Cash and cash equivalents, beginning of year		1,449,593	818,378	1,027,222
Cash and cash equivalents, end of year		$1,677,792	$1,449,593	$818,378

See accompanying notes to the consolidated financial statements

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Corporation (the “Corporation” or “Company”) was incorporated under the Business Corporations Act (British Columbia) in October 2020 and is headquartered in Ottawa, Canada.

The Corporation is a global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. The Company’s state-of-the-art fleet consists of 14 geostationary satellites and the Canadian payload on Viasat-1.

The Corporation has commenced the development of a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. In January 2018, the first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver low latency broadband experience.

The Corporation began trading on the Nasdaq Global Select Market and the Toronto Stock Exchange on November 19, 2021 under the ticker symbol “TSAT”. This followed the closing of Telesat Canada’s transaction with Loral Space & Communications Inc. (“Loral”) and Public Sector Pension Investment Board (“PSP Investments”) (the “Transaction”), in which Loral’s stockholders and Telesat Canada’s other equity holders exchanged their interests for equity in the new public holding company.

The Transaction resulted in the Loral stockholders, PSP Investments and certain individual shareholders (other than the Voting Directors) of Telesat Canada owning indirectly through the Corporation and Telesat Partnership LP (the “Partnership”) approximately the same percentage of equity as they held in Telesat Canada; the Corporation becoming the publicly traded general partner of the Partnership; and the Partnership indirectly owning all of the economic interests in Telesat Canada and Loral becoming a wholly owned subsidiary of the Partnership.

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

References herein to “Telesat” or “Company” refer to Telesat Canada and its subsidiaries prior to November 19, 2021 and Telesat Corporation and its subsidiaries subsequently.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the audited consolidated financial statements of Telesat.

On March 28, 2023, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies in Note 4 were consistently applied to all years presented.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

2. BASIS OF PRESENTATION (cont.)

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

The portion of equity ownership in a subsidiary that is not directly or indirectly attributable to the Company is recorded under non-controlling interest. Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Profit or loss and each component of other comprehensive income (loss) are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income (loss) of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

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

The consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which were measured at their fair values, as explained in the accounting policies below. Historical cost is based on the fair value of the consideration given or received in exchange for assets or liabilities.

3. CHANGES IN ACCOUNTING POLICIES

IFRS Interpretation Committee (“IFRIC”), Software as a Service arrangements

In April 2021, the IFRIC published an agenda decision clarifying how arrangements in respect of a specific part of cloud technology, Software as a Service (“SaaS”) should be accounted for. The IFRIC interpretation provided specific guidance and included explanatory material which provided additional insights with respect to circumstances in relation to configuration and customization costs incurred in implementing SaaS. Among other things, the interpretation clarified the nature of expenditures that met the definition of an intangible asset, the methods of differentiating between intangible assets and expenses and the pattern in which an entity benefits from expenditure that does not qualify as an intangible asset.

The Company adopted the IFRIC agenda decision retroactively.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGES IN ACCOUNTING POLICIES (cont.)

The impact on the balance sheet as at December 31, 2021 was as follows:
Satellites, property and other equipment	$(2,087)
Intangible assets	$(1,419)
Accumulated earnings	$3,495
Reserves	$11

The impact on the statements of income (loss) and the statements of comprehensive income (loss) was as follows:
For the years ended December 31,	2021	2020
Operating expenses	$2,895	$758
Amortization	$(158)	$—
Foreign currency translation adjustments	$11	$—
Net income (loss) per common share attributable to Telesat Corporation shareholders – basic	$(0.05)	$(0.01)
Net income (loss) per common share attributable to Telesat Corporation shareholders – diluted	$(0.05)	$(0.01)

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

For the Company’s non-foreign operations, foreign currency non-monetary assets and liabilities are translated at their historical exchange rates, foreign currency monetary assets and liabilities are translated at the year end exchange rates, and foreign denominated revenue and expenses are translated at the average exchange rates of the month in which the transactions occurred. Gains or losses on translation of these items are recognized as a component of net income (loss).

Upon consolidation of the Company’s foreign operations that have a functional currency other than the Canadian dollar, assets and liabilities are translated at the year end exchange rate, and revenue and expenses are translated at the average exchange rates of the month in which the transactions occurred. Gains or losses on the translation of foreign subsidiaries are recognized in other comprehensive income (loss).

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less, or which are available upon demand with no penalty for early redemption, are classified as cash and cash equivalents. Cash and cash equivalents are comprised of cash on hand, demand deposits, short-term investments and restricted cash expected to be used within the next twelve months.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

Software as a service arrangements

A SaaS cloud computing arrangement is evaluated as to whether it met the criteria under IAS 38, Intangible Assets or IFRS 16, Leases. If an arrangement did not meet either of those criteria, the arrangement is accounted for as a service contract.

Telesat may enter into a SaaS cloud computing arrangement with a supplier where the contract conveys to Telesat a right to receive future access over the contract term to the supplier’s application software running on the supplier’s cloud infrastructure. The right to receive access does not provide Telesat with a software asset and, therefore, the access to the software is a service which is received over the contract term.

The assessment of whether configuration or customization of a software results in an intangible asset for Telesat depends on the nature and output of the configuration and customization performed. In some circumstances, the arrangement may result in additional code from which Telesat has the power to obtain the future economic benefits and to restrict others’ access to those benefits. In that case, in determining whether to recognise the additional code as an intangible asset, Telesat assesses whether the additional code is identifiable and meets the recognition criteria under IAS 38.

Separately acquired intangible rights (i.e. software licenses in cloud computing arrangements) are normally recognized as assets.

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

Below are the estimated useful lives in years of satellites, property and other equipment as at December 31, 2022.
Years
Satellites	12 to 15
Right-of-use assets	2 to 27
Antennas, satellite control & communication equipment	8 to 20
Building, equipment & other	3 to 25

Construction in progress is not depreciated as depreciation only commences when the asset is ready for its intended use. For satellites, depreciation commences on the day the satellite becomes available for service.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The investment in each satellite will be derecognized from the accounts when the satellite is retired. When other property is retired from operations at the end of its useful life, the cost of the asset and accumulated depreciation are derecognized from the accounts. Earnings are credited with the amount of any net salvage value and charged with any net cost of removal. When an asset is sold prior to the end of its useful life, the gain or loss is recognized immediately in other operating gains (losses), net.

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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

The Company distinguishes intangible assets between assets with finite and indefinite useful lives. Intangible assets with indefinite useful lives are comprised of the Company’s trade name, intellectual property, and orbital slots. These assets are carried at cost less any accumulated impairment losses. Finite life intangible assets, which are carried at cost less accumulated amortization and any accumulated impairment losses, consist of revenue backlog, customer relationships, customer contracts, concession rights, transponder rights, software and patents. Intangible assets with finite lives are amortized over their estimated useful lives using the straight-line method of amortization, except for revenue backlog which is based on the expected period of recognition of the related revenue.

Below are the estimated useful lives in years of the finite life intangible assets as at December 31, 2022.
Years
Revenue backlog	17
Customer relationships	20 to 21
Customer contracts	15
Concession rights	5 to 15
Transponder rights	16
Software	5
Patents	18

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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

The following accounting policies apply to the subsequent measurement of the Company’s financial assets:

•        Amortized cost:    The financial assets are subsequently measured at amortized cost in accordance with the effective interest method. The amortized cost is reduced by any impairment losses; and

•        FVTPL:    These financial assets are subsequently measured at fair value with changes in fair value recorded in the consolidated statement of income (loss) as part of gain (loss) on changes in fair value of financial instruments.

Financial liabilities are initially measured at fair value. Financial liabilities are classified as amortized cost or FVTPL. Financial liabilities that are classified as amortized cost are measured and recorded at amortized cost in accordance with the effective interest method. Financial liabilities classified as FVTPL are subsequently measured at fair value with changes in fair value recorded in the consolidated statement of income (loss) as part of the gain (loss) on changes in fair value of financial instruments.

The Company has used derivative financial instruments to manage its exposure to foreign exchange risk associated with debt denominated in foreign currencies, as well as to reduce its exposure to interest rate risk associated with debt. Currently, the Company does not designate any of its derivative financial instruments as hedging instruments for accounting purposes. All realized and unrealized gains and losses on these derivative financial instruments are recorded in the consolidated statement of income (loss) as part of gain (loss) on changes in fair value of financial instruments.

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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

Financing Costs

The debt issuance costs related to the Senior Secured Credit Facility, the 6.5% Senior Unsecured Notes (“Senior Unsecured Notes”), the 4.875% Senior Secured Notes (“Senior Secured Notes”) and the 5.625% Senior Secured Notes (“2026 Senior Secured Notes”) are included in current and long-term indebtedness and are amortized to interest expense using the effective interest method. All other debt issuance costs are accounted for as short-term and long-term deferred charges and are included in prepaid expenses and other current assets and other long-term assets. The deferred charges are amortized to interest expense on a straight-line basis over the term of the indebtedness to which they relate.

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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

Remeasurements arising from defined benefit pension plans comprise actuarial gains and losses and the return on plan assets (excluding interest). The Company recognizes them immediately in other comprehensive income (loss), which is included in accumulated earnings, in the year in which they occur.

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

Restricted Share Units, Performance Share Units and Deferred Share Units

For each restricted share unit (“RSU”), performance share unit (“PSU”) or deferred share unit (“DSU”) an expense is recorded over the vesting period equal to the fair value of the Non-Voting Participating Preferred shares prior to the close of the Transaction and equal to the fair value of the either Class A Common shares or Class B Variable Voting shares of Telesat Corporation after the close of the Transaction, with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period with a significant higher proportionate amount of the total expense being recognized earlier in the vesting period. All RSU’s, PSU’s and DSU’s, including those issued prior to the close of the Transaction, are expected to be settled in either Class A Common shares or Class B Variable Voting shares of Telesat Corporation.

Income Taxes

Income tax expense, comprised of current and deferred income tax, is recognized in income except to the extent it relates to items recognized in other comprehensive income (loss) or equity, in which case the income tax expense is recognized in other comprehensive income (loss) or equity, respectively.

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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

Earnings Per Share

For periods prior to the close of the Transaction, basic earnings per share are computed based upon the weighted average number of Common Shares, Non-Voting Participating Preferred Shares and Voting Participating Preferred Shares of Telesat Canada. The quantity of these shares have been recalculated to take into effect of the conversion of shares that have occurred during the Transaction. As there was no non-controlling interest in the period prior to the close of the Transaction, all converted amounts have been included as Class A Common Shares, Class B Variable Voting Shares, Class C Fully Voting Shares and Class C Limited Voting Shares of Telesat Corporation.

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

For periods subsequent to the close of the Transaction, diluted earnings per share are based on the weighted average number of Class A Common Shares, Class B Variable Voting Shares, Class C Fully Voting Shares and Class C Limited Voting Shares during each period, adjusted for the effect of unvested or unconverted RSUs, PSUs, DSUs and stock options which have a dilutive effect. For 2021, the average market value of the Company’s shares for the purposes of calculating the dilutive effect of the stock options was based on the quoted market prices for the period from November 19, 2021 through December 31, 2021.

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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

The Company reports non-controlling interests as equity, separately on the consolidated balance sheets. In addition, net income (loss) and each component of other comprehensive income (loss) is separately attributed to the non-controlling interests. Total comprehensive income (loss) is attributed to non-controlling interests even if it results in the non-controlling interest having a deficit balance. This is the case even without any existing obligation on the part of the non-controlling interests to make an additional investment to cover the losses. Allocation of net income (loss) and total comprehensive income (loss) is based only on existing ownership interests.

Future Changes in Accounting Policies

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments require entities to disclose their material accounting policy information rather than their significant accounting policies.

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

The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023.

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

The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

There will be no impact on the Company’s consolidated financial statements as a result of the amendments.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Amendments to IAS 1

In October 2022, IASB amended IAS 1 with the aim of improving the information companies provide about long-term debt covenants.

The amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. The amendment requires a company to disclose information that enables users of financial statements to understand the risk that the liabilities could become repayable within twelve months after the reporting period. Such disclosure includes information about covenants and facts and circumstances, if any, that indicate the entity may have difficulty complying with the covenants.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024 with early adoption permitted.

The Company is currently evaluating the impact of the amendment.

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

Software as a service arrangements

The Company’s accounting policy relating to SaaS is described in Note 4. Judgment by management is required to determine whether configuration or customization of a software results in an intangible asset for Telesat.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES (cont.)

Critical accounting estimates and assumptions

The Company makes accounting estimates and assumptions that affect the carrying value of assets and liabilities, reported net income (loss) and disclosure of contingent assets and liabilities. Estimates and assumptions are based on historical experience, current events and other relevant factors, therefore, actual results may differ and differences could be material.

The accounting estimates and assumptions critical to the determination of the amounts reported in the financial statements were as follows:

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities measured at fair value were $1.0 million and $5.4 million, respectively, as at December 31, 2021. The derivative assets and liabilities had a value of $Nil as at December 31, 2022.

Quoted market values are unavailable for the Company’s financial instruments and, in the absence of an active market, the Company determines fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities and the amount of gain/loss on changes in fair value of financial instruments recorded to net income (loss) could vary.

Impairment of goodwill

Goodwill represented $2,446.6 million of total assets as at December 31, 2022 and 2021. Determining whether goodwill is impaired requires an estimation of the Company’s value which requires management to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, tax rates and annual growth rates. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represented $756.9 million of total assets as at December 31, 2022 (December 31, 2021 — $762.7 million). Impairment of intangible assets is tested annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The impairment analysis requires the Company to estimate the future cash flows expected to arise from operations and to make assumptions regarding economic factors, discount rates, tax rates and annual growth rates. Significant judgments are made in establishing these assumptions. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

Revenue derived from the above services were as follows:
For the years ended December 31,	2022	2021	2020
Broadcast	$358,661	$390,815	$411,407
Enterprise	388,985	354,126	389,696
Consulting and other	11,523	13,271	19,365
Revenue	$759,169	$758,212	$820,468

Equipment sales included within the various services were as follows:
For the years ended December 31,	2022	2021	2020
Broadcast	$81	$67	$1,300
Enterprise	28,071	10,023	13,693
Revenue	$28,152	$10,090	$14,993

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. SEGMENT INFORMATION (cont.)

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:
For the years ended December 31,	2022	2021	2020
Canada	$330,533	$330,832	$362,939
United States	289,946	292,474	307,433
Latin America & Caribbean	57,842	55,818	64,024
Asia & Australia	45,082	38,266	41,362
Europe, Middle East & Africa	35,766	40,822	44,710
Revenue	$759,169	$758,212	$820,468

For disclosure purposes, the satellites and the intangible assets have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows:
As at December 31,	2022	2021
Canada	$784,261	$812,478
United Kingdom	525,672	541,126
United States	36,612	54,390
Europe, Middle East & Africa (excluding United Kingdom)	15,344	19,310
All others	2,195	2,384
Satellites, property and other equipment	$1,364,084	$1,429,688
As at December 31,	2022	2021
Canada	$698,336	$706,083
United States	40,647	38,039
Latin America & Caribbean	12,754	12,643
All others	5,141	5,894
Intangible assets	$756,878	$762,659

Other long-term assets by geographic regions were allocated as follows:
As at December 31	2022	2021
Canada	$47,977	$30,979
United Kingdom	—	275
Other long-term assets	$47,977	$31,254

Goodwill was not allocated to geographic regions.

Major Customers

For the years ended December 31, 2022, 2021 and 2020 there were two significant customers each representing more than 10% of consolidated revenue.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

7. OPERATING EXPENSES
For the years ended December 31,	2022	2021	2020
Compensation and employee benefits(a)	$152,154	$156,112	$89,882
Other operating expenses(b)	52,831	50,622	58,380
Cost of sales(c)	54,004	30,215	33,370
Operating expenses	$258,989	$236,949	$181,632

____________

(a)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)      Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for year ended December 31, 2022 included $1.7 million of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the leases liabilities (December 31, 2021 - $2.1 million).

(c)      Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

The cost of equipment sales included in the cost of sales is as follows:
For the years ended December 31,	2022	2021	2020
Cost of equipment sale	$26,273	$6,210	$10,416

8. OTHER OPERATING GAINS (LOSSES), NET
For the years ended December 31,	2022	2021	2020
Gain (loss) on disposal of assets	$7	$(848)	$(215)
C-band clearing proceeds	—	108,463	—
Other operating gains (losses), net	$7	$107,615	$(215)

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

In May 2020, Telesat Canada officially committed to the accelerated version of the C-Band clearing program and is expected to receive a total of US$344.4 million (US$84.8 million for Phase 1 and US$259.6 million for Phase 2), as accelerated payments.

An amount of $108.5 million (US$84.8 million) was recognized during the year ended December 31, 2021, relating to Phase I accelerated clearing of the C-band spectrum. Of this balance, $42.9 million was received in 2021 with the remaining payments received in 2022.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

9. INTEREST EXPENSE
For the years ended December 31,	2022	2021	2020
Interest on indebtedness	$197,491	$151,462	$164,253
Interest on derivative instruments	3,040	12,503	11,625
Interest on satellite performance incentive payments	1,797	2,236	2,930
Interest on significant financing component	17,229	18,854	22,434
Interest on employee benefit plans (Note 32)	588	1,440	1,169
Interest on leases	1,611	1,499	1,349
Interest expense	$221,756	$187,994	$203,760

10. INCOME TAXES
For the years ended December 31,	2022	2021	2020
Current tax expense	$77,645	$85,219	$77,138
Deferred tax recovery	(27,716)	(6,842)	(81,491)
Tax expense (recovery)	$49,929	$78,377	$(4,353)

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:
For the years ended December 31,	2022	2021	2020
Income (loss) before income taxes	$(30,188)	$233,402	$240,467
Multiplied by the statutory income tax rates	26.44%	26.46%	26.46%
	(7,982)	61,758	63,628
Income tax recorded at rates different from the Canadian tax rate	(11,774)	(38,060)	(22,875)
Permanent differences(1)	33,818	16,168	1,748
Effect on deferred tax balances due to changes in income tax rates	1,870	—	(885)
Effect of temporary differences not recognized as deferred tax assets	32,654	44,591	(43,941)
Taxes related to prior periods	2,072	(4,769)	(1,467)
Impact of foreign exchange(1)	(731)	(1,232)	(128)
Other(1)	2	(79)	(433)
Tax expense (recovery)	$49,929	$78,377	$(4,353)
Effective income tax rate	(165.4)%	$33.58%	(1.81)%

____________

(1)      Certain comparative figures have been reclassified to conform to the current year presentation.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES (cont.)

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:
As at December 31,	2022	2021
Deferred tax assets
Foreign tax credits	$7,293	$7,164
Corporate interest restriction	9,035	—
Financing charges	4,130	7,930
Deferred revenue	8,668	9,510
Loss carry forwards	34,201	24,777
Reserves	1,550	1,639
Other	2,117	3,203
Total deferred tax assets	$66,994	$54,223
As at December 31,	2022	2021
Deferred tax liabilities
Capital assets	$(105,021)	$(118,881)
Intangible assets	(181,808)	(183,914)
Unrealized foreign exchange gains	—	(421)
Employee benefits	(5,877)	(1,138)
Total deferred tax liabilities	$(292,706)	$(304,354)
Deferred tax liabilities, net	$(225,712)	$(250,131)

Deferred income tax assets of $50.0  million (December 31, 2021 — $46.2 million) on the balance sheet relates to Canada and Brazil tax jurisdictions.

Temporary differences, tax losses and tax credits

Foreign tax credit

The Company has Canadian foreign tax credits of $11.1 million which may only be used to offset taxes payable, of which $7.3 million has been recognized. The credits are due to expire between 2025 and 2032.

The Company has United Kingdom foreign tax credits of $7.9 million which have no expiry. No deferred tax asset has been recognized in respect of these foreign tax credits.

The Company has United States foreign tax credits of $148.5 million carried over from 2017. No deferred tax asset has been recognized in respect of these foreign tax credits.

Loss carry forwards and deductible temporary differences.

The Company has tax losses in Canada of $81.2 million which will expire starting in 2038 for which a deferred tax asset of $7.7 million has been recognized. The Company also has $132.7 million of deductible temporary differences for which no deferred tax asset has been recognized.

The Company has tax losses in the United Kingdom of $130.5 million that can be carried forward indefinitely, subject to restrictions on their utilization. The use of the losses is limited to 50% of taxable income generated in a carry forward year. Notwithstanding, the Company will be entitled to a GBP 5.0 million annual allowance of unrestricted taxable income not subject to the 50% limitation. A deferred tax asset of $32.6 million has been recognized in respect

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES (cont.)

of the losses. The Company also has $322.5 million of unused interest deductions in the United Kingdom that can be carried forward indefinitely and a deferred tax asset of $9.0 million has been recognized in respect of these unused interest deductions.

The Company has tax losses of $4.7 million in the United States which can be carried forward indefinitely, and subject to restrictions on their utilization of up to 80% of taxable income generated in a carry forward year. No deferred tax asset has been recognized in respect of the losses. The Company also has $19.9 million of deductible temporary differences for which no deferred tax asset has been recognized.

The Company has tax losses of $4.7 million in Brazil that can be carried forward indefinitely, subject to restrictions on their utilization. The use of the losses is limited to 30% of taxable income generated in a carry forward year. As of December 31, 2022, the Company has cumulative pre-tax income for the last three years and expectation of future income in Brazil, demonstrating sufficient positive evidence to conclude that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. A deferred tax asset of $1.6 million has been recognized in respect of the losses.

Investments in subsidiaries

As at December 31, 2022, the Company had temporary differences of $378.0 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future.

11. TRADE AND OTHER RECEIVABLES
As at December 31,	2022	2021
Trade receivables	$34,152	$100,758
Less: Allowance for doubtful accounts	(4,901)	(5,216)
Net trade receivables	29,251	95,542
Deferred receivables	5,038	5,554
Government grant receivable (Note 28)	2,457	17,626
Other receivables	4,502	3,976
Trade and other receivables	$41,248	$122,698

Allowance for doubtful accounts

The movement in the allowance for doubtful accounts was as follows:
Years ended December 31,	2022	2021
Allowance for doubtful accounts, beginning of year	$5,216	$7,257
Provisions (reversals) for impaired receivables	2,339	(1,914)
Receivables written off	(2,924)	(13)
Impact of foreign exchange	270	(114)
Allowance for doubtful accounts, end of year	$4,901	$5,216

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. OTHER CURRENT FINANCIAL ASSETS
As at December 31,	2022	2021
Security deposits	$515	$861
Other current financial assets	$515	$861

13. PREPAID EXPENSES AND OTHER CURRENT ASSETS
As at December 31,	2022	2021
Transaction costs(a)	$33,695	$17,172
Prepaid expenses	14,342	6,431
Inventory(b)	2,023	16,982
Deferred charges(c)	264	264
Other	—	215
Prepaid expenses and other current assets	$50,324	$41,064

____________

(a)      Transaction costs represent the incremental costs in connection with the debt and equity financing.

(b)      As at December 31, 2022, inventory consisted of $0.2 million of work in progress (December 31, 2021 — $15.4 million) and $1.8 million of other inventory (December 31, 2021 — $1.6 million).

(c)      Deferred charges included deferred financing charges relating to the Revolving Credit Facility.

14. OTHER LONG-TERM FINANCIAL ASSETS
As at December 31,	2022	2021
Deferred receivables	$8,893	$12,696
Other long-term receivables	767	1,841
Security deposits	816	773
Derivative assets (Note 30)	—	1,038
Other long-term financial assets	$10,476	$16,348

15. OTHER LONG-TERM ASSETS
As at December 31,	2022	2021
Prepaid expenses	$116	$336
Deferred charges (Note 13)	247	511
Pension benefits (Note 32)	47,312	30,105
Other	302	302
Other long-term assets	$47,977	$31,254

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT
	Satellites	Antennas, satellite control & communication equipment	Building, equipment & other	Right-of-use assets(1)	Assets under construction	Total
Cost as at January 1, 2021	$3,443,332	$164,054	$91,738	$35,516	$89,754	$3,824,394
Cumulative effect adjustment(2)	—	—	—	—	(758)	(758)
Additions(3)	—	261	631	10,074	311,822	322,788
Disposals/retirements	(59,500)	(2,812)	(4,949)	(2,760)	—	(70,021)
Transfers from assets under construction	—	5,948	3,913	—	(9,861)	—
Reclassifications(3)	—	4,276	(5,047)	771	(735)	(735)
Impact of foreign exchange	(5,322)	58	(551)	(221)	318	(5,718)
Cost as at December 31, 2021	3,378,510	171,785	85,735	43,380	390,540	4,069,950
Additions	—	56	865	921	54,570	56,412
Disposals/retirements	—	(1,415)	(2,464)	(932)	—	(4,811)
Transfers from assets under construction	—	1,862	1,526	—	(3,388)	—
Impact of foreign exchange	55,463	2,296	558	983	28,513	87,813
Cost as at December 31, 2022	$3,433,973	$174,584	$86,220	$44,352	$470,235	$4,209,364
Accumulated depreciation and impairment as at January 1, 2021	$(2,322,929)	$(118,821)	$(58,659)	$(5,459)	$—	$(2,505,868)
Depreciation	(182,848)	(10,121)	(7,817)	(2,986)	—	(203,772)
Disposals/retirements	59,500	2,627	4,231	1,420	—	67,778
Reclassifications	—	(3,667)	4,438	(771)	—	—
Impact of foreign exchange	910	118	118	454	—	1,600
Accumulated depreciation and impairment as at December 31, 2021	(2,445,367)	(129,864)	(57,689)	(7,342)	—	(2,640,262)
Depreciation	(172,331)	(8,786)	(4,313)	(3,325)	—	(188,755)
Disposals/retirements	—	1,414	2,296	462	—	4,172
Impact of foreign exchange	(18,734)	(945)	(517)	(239)	—	(20,435)
Accumulated depreciation and impairment as at December 31, 2022	$(2,636,432)	$(138,181)	$(60,223)	$(10,444)	$—	$(2,845,280)
Net carrying values
As at December 31, 2021	$933,143	$41,921	$28,046	$36,038	$390,540	$1,429,688
As at December 31, 2022	$797,541	$36,403	$25,997	$33,908	$470,235	$1,364,084

____________

(1)      Right-of-use assets consisted primarily of property leases.

(2)      A cumulative effect adjustment was recorded on January 1, 2021 to asset under construction, as a result of the change in accounting policy associated with SaaS (Note 3).

(3)      The change in accounting policy associated with SaaS also resulted in restatement of the following amounts to assets under construction (Note 3):
Year ended December 31, 2021
Additions
As reported	$313,909
Change in accounting policy associated with SaaS	(2,087)
Restated	$311,822
Reclassifications
As reported	$(1,493)
Change in accounting policy associated with SaaS	758
Restated	$(735)

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT (cont.)

Substantially all of the Company’s satellites, property and other equipment, excluding those in the unrestricted subsidiaries, have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities, Senior Secured Notes and 2026 Senior Secured Notes as at December 31, 2022 (Note 24).

Borrowing costs

For the year ended December 31, 2022 and 2021 there were no borrowing costs capitalized.

Impairment

No impairment was recognized for the years ended December 31, 2022 and 2021.

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

17. INTANGIBLE ASSETS

The intangible assets are split between assets with finite and indefinite lives.

The indefinite life intangible assets are summarized below.
	Orbital slots	Trade name	Intellectual property	Total indefinite life intangible assets
Cost as at January 1, 2021	$607,213	$17,000	$64,841	$689,054
Impact of foreign exchange	(268)	—	(449)	(717)
Cost as at December 31, 2021 and January 1, 2022	606,945	17,000	64,392	688,337
Impact of foreign exchange	2,797	—	4,673	7,470
Cost as at December 31, 2022	$609,742	$17,000	$69,065	$695,807
Accumulated impairment as at January 1, 2021	$(1,100)	$—	$—	$(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2021 and January 1, 2022	(1,100)	—	—	(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2022	$(1,100)	$—	$—	$(1,100)
Net carrying values
As at December 31, 2021	$605,845	$17,000	$64,392	$687,237
As at December 31, 2022	$608,642	$17,000	$69,065	$694,707

____________

(1)      There were no additions, disposals or retirements in the years ended December 31, 2022 and 2021.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS (cont.)

The finite life intangible assets are summarized below.
	Revenue backlog	Customer relationships	Customer contracts	Transponder rights	Concession rights	Software	Other	Total finite life intangible assets
Cost as at January 1, 2021	$223,664	$194,545	$12,618	$16,718	$22,914	$—	$59	$470,518
Additions(1)	—	—	—	—	75	1,193	—	1,268
Disposals/retirements	—	—	—	—	(411)	—	—	(411)
Impact of foreign exchange	—	(19)	—	—	(1,501)	—	—	(1,520)
Cost as at December 31, 2021 and January 1, 2022	223,664	194,526	12,618	16,718	21,077	1,193	59	469,855
Additions	—	—	—	—	71	—	—	71
Impact of foreign exchange	—	201	—	—	2,720	—	—	2,921
Cost as at December 31, 2022	$223,664	$194,727	$12,618	$16,718	$23,868	$1,193	$59	$472,847
Accumulated amortization and impairment as at January 1, 2021	$(208,981)	$(140,891)	$(7,545)	$(14,022)	$(7,800)	$—	$(43)	$(379,282)
Amortization(2)	(5,590)	(6,894)	(845)	(1,078)	(1,453)	(119)	(4)	(15,983)
Disposals/retirements	—	—	—	—	411	—	—	411
Impact of foreign exchange	—	13	—	—	408	—	—	421
Accumulated amortization and impairment as at December 31, 2021 and January 1, 2022	(214,571)	(147,772)	(8,390)	(15,100)	(8,434)	(119)	(47)	(394,433)
Amortization	(4,375)	(6,872)	(844)	(1,079)	(1,568)	(238)	(3)	(14,979)
Impact of foreign exchange	—	(153)	—	—	(1,111)	—	—	(1,264)
Accumulated amortization and impairment as at December 31, 2022	$(218,946)	$(154,797)	$(9,234)	$(16,179)	$(11,113)	$(357)	$(50)	$(410,676)
Net carrying values
As at December 31, 2021	$9,093	$46,754	$4,228	$1,618	$12,643	$1,074	$12	$75,422
As at December 31, 2022	$4,718	$39,930	$3,384	$539	$12,755	$836	$9	$62,171

____________

(1)      Additions to software for the year ended December 31, 2021, reflect an adjustment of $1,577 related to the change in accounting policy associated with SaaS (Note 3).

(2)      Amortization of software for the year ended December 31, 2021, reflect an adjustment of $158 related to the change in accounting policy associated with SaaS (Note 3).

(3)      There were no disposals/retirements during the year ended December 31, 2022.

The total combined indefinite and finite life intangible assets are summarized below.
	As at December 31, 2022			As at December 31, 2021
	Cost	Accumulated amortization and impairment	Net carrying value	Cost	Accumulated amortization and impairment	Net carrying value
Indefinite life intangibles	$695,807	$(1,100)	$694,707	$688,337	$(1,100)	$687,237
Finite life intangibles	472,847	(410,676)	62,171	469,855	(394,433)	75,422
Total intangibles	$1,168,654	$(411,776)	$756,878	$1,158,192	$(395,533)	$762,659

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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

The following are the remaining useful lives of the intangible assets:
Years
Revenue backlog	2
Customer relationships	4 to 6
Customer contracts	4
Transponder rights	1
Concession rights	1 to 15
Software	3
Patent	3

All of the Company’s intangible assets, excluding the intangible assets held in unrestricted subsidiaries, have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities, Senior Secured Notes and 2026 Senior Secured Notes (Note 24).

Impairment

Finite life intangible assets are assessed for impairment at the Company’s CGU level. With the exception of trade name, which is tested for impairment at the asset level, the indefinite life intangible assets are tested for impairment at the individual CGU level. In the case of orbital slots, the CGU is based on geography. The annual impairment tests for these assets were performed in the fourth quarters of 2022 and 2021 in accordance with the policy described in Note 4.

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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS (cont.)

Discount rates

Discount rates reflect management’s estimates of the specific risks. Management uses a weighted average cost of capital as a discount rate. The discount rates used was 9.0% in 2022 and 7.5% in 2021.

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

Royalty rate

The determination of the hypothetical royalty rate used in the relief from royalty approach will consider comparable license agreements and other qualitative factors. The royalty rate used for 2022 and 2021 was 0.25% of revenue.

Discount rates

Discount rates reflect management’s estimates of the specific risks. Management uses a weighted average cost of capital as a discount rate. The discount rates used was the following:
	2022	2021
GEO royalties	9.0%	7.5%
LEO royalties	17.5%	17.5%

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS (cont.)

Growth rate assumptions

Growth rate assumptions used to extrapolate the cash flows beyond the business planning period are based on commercial experience and the expectations for the development of the markets which they serve. The long-term growth rate was the following:
	2022	2021
GEO	—%	—%
LEO	2.0%	3.0%

No impairment loss was recognized in the years ended December 31, 2022 and 2021.

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

Impairment

Goodwill is tested for impairment at the entity level because that represents the lowest level at which goodwill supports the Company’s operations and is monitored internally. The annual impairment test on goodwill was performed in the fourth quarters of 2022 and 2021 in accordance with the policy described in Note 4.

In 2022 and 2021, the Company’s recoverable amount exceeded the carrying value therefore, no impairment was recognized.

The calculation of the recoverable amount is most sensitive to the following assumptions:

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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. GOODWILL (cont.)

Discount rates

Discount rates reflect management’s estimates of the specific risks. Management uses a weighted average cost of capital as a discount rate. The discount rates used in the calculation are presented below:
	2022	2021
GEO	9.0%	7.5%
LEO	17.5%	17.5%
U.S. C-band clearing proceeds	9.0%	7.5%

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

19. TRADE AND OTHER PAYABLES
As at December 31,	2022	2021
Trade payables	$1,976	$3,456
Other payables and accrued liabilities(a)	41,579	51,172
Trade and other payables	$43,555	$54,628

____________

(a)      Other payables and accrued liabilities included payables that are not trade in nature as well as various operating and capital accruals.

20. OTHER CURRENT FINANCIAL LIABILITIES
As at December 31,	2022	2021
Derivative liabilities (Note 30)	$—	$5,367
Security deposits	632	875
Satellite performance incentive payments	6,567	7,485
Interest payable(a)	38,536	19,814
Other	2,662	3,106
Other current financial liabilities	$48,397	$36,647

____________

(a)      Interest payable included interest payable on indebtedness and satellite performance incentive payments.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. OTHER CURRENT LIABILITIES
As at December 31,	2022	2021
Deferred revenue (Note 23)	$66,828	$78,157
Decommissioning liabilities (Note 23)	975	991
Uncertain tax positions	1,315	1,315
Lease liabilities	2,120	1,949
Other	4,730	2,646
Other current liabilities	$75,968	$85,058

22. OTHER LONG-TERM FINANCIAL LIABILITIES
As at December 31,	2022	2021
Security deposits	$1,106	$976
Satellite performance incentive payments	18,557	22,859
Other long-term financial liabilities	$19,663	$23,835

23. OTHER LONG-TERM LIABILITIES
As at December 31,	2022	2021
Deferred revenue(b)	$259,579	$289,926
Accrued benefit liabilities (Note 32)	32,862	45,221
Uncertain tax positions	175	175
Decommissioning liabilities(a)	2,453	2,402
Lease liabilities(c)	31,986	33,729
Other long-term liabilities	$327,055	$371,453

____________

(a)      The current and long-term decommissioning liabilities on property and equipment were $3.4 million (December 31, 2021 — $3.4 million). The decommissioning liabilities are for the restoration of leased buildings and teleports. During the year ended December 31, 2022, there is $Nil interest expense recorded (December 31, 2021 — $0.1 million) and no decommissioning liabilities derecognized (December 31, 2021 — $0.6 million). It is expected that the decommissioning liabilities will mature between 2023 and 2062.

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

The Company expects the backlog as at December 31, 2022 to be recognized as follows (in millions of Canadian dollars):
2023	2024	2025	2026	2027	Thereafter	Total
$569	$350	$234	$196	$128	$282	$1,759

(c)      The expected undiscounted contractual cash flows of the lease liabilities as at December 31, 2022 were as follows:
2023	2024	2025	2026	2027	Thereafter	Total
$3,575	$3,431	$3,148	$2,912	$2,835	$32,970	$48,871

The undiscounted contractual cash flows included $14.5 million of interest payments.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS
As at December 31	2022	2021
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (US$1,552,815)	2,104,685	1,962,292
Senior Unsecured Notes (December 31, 2022 – US$390,000 and December 31, 2021 – US$550,000)	528,606	695,035
2026 Senior Secured Notes (US$500,000)	677,700	631,850
Senior Secured Notes (US$400,000)	542,160	505,480
	3,853,151	3,794,657
Deferred financing costs, prepayment options and loss on repayment	(3,070)	(2,060)
	3,850,081	3,792,597
Less: current indebtedness	—	—
Long-term indebtedness	$3,850,081	$3,792,597

Term Loan B — U.S. Facility and Revolving Credit Facility

On December 6, 2019, Telesat Canada entered into a new amended and restated Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities (“Senior Secured Credit Facilities”). The Senior Secured Credit Facilities, have two tranches which are described below:

(i)     A Revolving Credit Facility (“Revolving Facility”) of up to $200.0 million U.S. dollars (or Canadian dollar equivalent) is available to Telesat Canada maturing in December 2024. This Revolving Facility is available to be drawn at any time in U.S. funds or Canadian dollar equivalent funds. Loans under the Revolving Facility bear interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. The Revolving Facility has an unused commitment fee that ranges from 25.0 to 37.5 basis points per annum, depending upon the result of the total leverage ratio. As at December 31, 2022, other than $0.2 million (December 31, 2021 — $0.2 million) in drawings related to letters of credit, there were no borrowings under this facility.

(ii)    The U.S. TLB Facility is a US$1,908.5 million facility maturing in December 2026 (“U.S. TLB Facility”). The borrowings under the U.S. TLB Facility bear interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat Canada in accordance with the terms of the Senior Secured Credit Facilities, plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%. The mandatory principal repayment is equal to 0.25% of the original aggregate principal amount, payable on the last day of each quarter, commencing on March 31, 2020. As a result of the prepayment made in December 2020, mandatory quarterly principal repayments are no longer be required.

Debt issue costs of $16.0 million were incurred in connection with this amendment, inclusive of $1.3 million relating to the revolving credit facility. As at December 31, 2022, the debt costs had a carrying value of $8.6 million (December 31, 2021 — $10.6 million). The Senior Secured Credit Facilities are secured by substantially all of Telesat Canada’s assets, excluding those in the unrestricted subsidiaries. All obligations under the Credit Agreement are guaranteed by the Company and certain of Telesat Canada’s existing subsidiaries (“Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Credit Agreement contains total leverage ratio covenants that restrict, with certain exceptions, the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens,

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. If the Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, the Credit Agreement requires Telesat Canada to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. As at December 31, 2022, the total leverage ratio was 6.17:1.00, which is  more than the maximum test ratio of 4.50:1.00 (December 31, 2021 — 5.70:1.00).

In December 2020, the Company made a US$341.4 million prepayment on the Term Loan B — U.S. Facility. The prepayment was applied to all mandatory future quarterly principal repayments, with the remaining balance of the prepayment being applied towards the principal amount outstanding on maturity. The prepayment resulted in the recognition of a loss of $2.3 million, which was recorded against interest and other income and indebtedness. The loss recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method and had a carrying value of $1.6 million as at December 31, 2022 (December 31, 2021 — $1.9 million).

The weighted average effective interest rate for the year ended December 31, 2022 was 4.64% (December 31, 2021 — 2.96%).

Senior Unsecured Notes

On October 11, 2019, Telesat Canada issued, through a private placement, US$550 million of 6.5% Senior Unsecured Notes which mature in October 2027. The Senior Unsecured Notes bear interest at an annual rate of 6.5% with interest payments payable in April and October, annually, which commenced in April 2020. Debt issue costs of $7.4 million were incurred in connection with the issuance of the Senior Unsecured Notes and had a carrying value of $3.7 million as at December 31, 2022 (December 31, 2021 - $5.7 million).

The Senior Unsecured Notes include covenants or terms that restrict the Company’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries.

The Senior Unsecured Notes are structurally subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Secured Credit Facilities and Senior Secured Notes. The Senior Unsecured Notes are governed by the Senior Unsecured Notes Indenture.

The indenture agreement for the Senior Unsecured Notes contained provisions for certain prepayment options which were fair valued at the time of debt issuance. The initial fair value impact, as at October 11, 2019, of the prepayment option related to the Senior Unsecured Notes was a $17.8 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $8.8 million as at December 31, 2022 (December 31, 2021 — $13.7 million).

During the year ended December 31, 2022, Telesat repurchased for retirement Senior Unsecured Notes with a principal amount of $202.1 million (US$160.0 million) by way of open market purchases in exchange for $97.2 million (US$77.0 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $1.9 million (US$1.5 million), and a gain on extinguishment of debt of $106.9 million (US$84.5 million).

The weighted average effective interest rate for the year ended December 31, 2022 and 2021 was 6.27%.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

Senior Secured Notes

On December 6, 2019, Telesat Canada issued, through private placement, US$400 million of Senior Secured Notes, which mature in June 2027. The Senior Secured Notes bear interest at an annual rate of 4.875% with interest payable on June 1 and December 1, annually, which commenced in June 2020. Debt issue costs of $6.6 million were incurred in connection with the issuance of the Senior Secured Notes and had a carrying value of $4.2 million as at December 31, 2022 (December 31, 2021 — $5.0 million).

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

The indenture agreement for the Senior Secured Notes contained provisions for certain prepayment options which were fair valued at the time of debt issuance. The initial fair value impact, as at December 6, 2019, of the prepayment option related to the Senior Secured Notes was a $10.6 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $6.7 million as at December 31, 2022 (December 31, 2021 — $8.0 million).

The weighted average effective interest rate for the year ended December 31, 2022 and 2021 was 4.76%.

2026 Senior Secured Notes

On April 27, 2021, Telesat Canada, as issuer, and Telesat LLC, as co-issuer, issued US$500 million in aggregate principal amount of 2026 Senior Secured Notes maturing on December 6, 2026. The 2026 Senior Secured Notes bear interest at an annual rate of 5.625% with interest payable on June 1 and December 1, which commenced in December 2021 to holders of record on the immediately preceding May 15 or November 15, as the case may be. Debt issue costs of $6.8 million were incurred in connection with the issuance of the 2026 Senior Secured Notes and had a carrying value of $5.0 million as at December 31, 2022 (December 31, 2021 - $6.1 million).

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

The indenture agreement for the 2026 Senior Secured Notes contained provisions for certain prepayment options which were fair valued at the time of debt issuance. The initial fair value impact, as at April 27, 2021, of the prepayment option related to the 2026 Senior Secured Notes was a $1.9 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $1.4 million as at December 31, 2022 (December 31, 2021— $1.7 million).

The weighted average effective interest rate of for year ended December 31, 2022 was 5.79% (249-day period ended December 31, 2021 — 5.79%).

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

The U.S. TLB Facility, Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes were presented on the balance sheet net of related deferred financing costs. The deferred financing costs are amortized using the effective interest method. The short-term and long-term portions of deferred financing costs, prepayment options and loss on repayment were as follows:
As at December 31,	2022	2021
Short-term deferred financing costs	$—	$—
Long-term deferred financing costs	21,470	27,431
	$21,470	$27,431
Short-term prepayment options	$—	$—
Long-term prepayment options	(16,832)	(23,448)
	$(16,832)	$(23,448)
Short-term loss on repayment	$—	$—
Long-term loss on repayment	(1,568)	(1,923)
	$(1,568)	$(1,923)
Deferred financing costs, prepayment options and loss on repayment	$3,070	$2,060

25. SHARE CAPITAL

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

The number of shares and stated value of the outstanding shares were as follows:
	December 31, 2022		December 31, 2021
	Number of shares	Stated value	Number of shares	Stated value
Telesat Public Shares	12,692,450	$40,214	11,907,246	$36,501
Class C Shares	112,841	6,340	112,841	6,340
	12,805,291	$46,554	12,020,087	$42,841

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

25. SHARE CAPITAL (cont.)

The breakdown of the number of shares of Telesat Public Shares, as at December 31, 2022, was as follows:
Telesat Public shares
Class A Common shares	642,704
Class B Variable Voting shares	12,049,746
Total Telesat Public shares	12,692,450

The split between the Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at December 31, 2022 and while the Company believes the information to be accurate and reliable, it is not able to independently verify the information.

In addition, the Company has one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at December 31, 2022 and 2021.

In November 2021 and November 2020 dividends were declared and paid on the Director Voting Preferred Shares of Telesat Canada.

In December 2020, 66,667 RSUs were settled in exchange for 30,980 Non-Voting Participating Preferred Shares of Telesat Canada, on a net settlement basis.

In September 2021, 600 stock options were exercised in exchange for 600 Non-Voting Participating Preferred shares of Telesat Canada.

During the year ended December 31, 2022, 411,146 RSUs were settled for 210,978 Telesat Public Shares, on a net settlement basis.

During the year ended December 31, 2022, 574,226 Telesat Public Shares were issued in exchange for an equal number of Class B LP Units in the Partnership.

The number and stated value of the outstanding Limited Partnership units (“LP Units”) of Telesat Partnership LP were as follows:
	December 31, 2022		December 31, 2021
	Number of units	Stated value	Number of units	Stated value
Class A and Class B LP Units	18,854,265	$51,598	19,428,491	$53,169
Class C LP Units	18,098,362	38,893	18,098,362	59,683
	36,952,627	$90,491	37,526,853	$112,852

The breakdown of the number of Class A and Class B LP units, as at December 31, 2022, was as follows:
Class A and Class B LP Units
Class A LP Units	12,500
Class B LP Units	18,841,765
Total Class A and Class B LP Units	18,854,265

The stated value of Class C LP units as of December 31, 2022, was reduced by an adjustment amount of $20.8 million (US$15.3 million) (Note 26).

On consolidation into the Corporation, the stated value of the LP Units is included under non-controlling interest.

All of the Corporation Shares have equivalent economic rights. The Special Voting Shares and the Golden Share have no material economic rights.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

26. NON-CONTROLLING INTEREST

Non-controlling interests represent equity interests in the Partnership that are not attributable to the Company. As of December 31, 2022, the Corporation held a general partnership interest representing approximately 26% economic interest in the Partnership (December 31, 2021 — approximately 24%). The remaining 74% economic interest represents exchangeable units held by the limited partnership unit holders (December 31, 2021 — 76%).

Pursuant to the terms of the partnership agreement, Partnership exchangeable units are entitled to distributions from Partnership in an amount equal to any dividends or distributions that are declared and paid with respect to the Telesat Public Shares and Class C Shares of the Company. Additionally, each holder of a Partnership exchangeable unit is entitled to vote in respect of matters on which holders of the Company’s common shares are entitled to vote through a special voting share of the Company. The holder of a Partnership exchangeable unit has the right to require the Partnership to exchange all or any portion of such holder’s Partnership exchangeable units for the Company’s common shares at a ratio of one common share for each Partnership exchangeable unit, subject to the Company’s right as the general partner of the Partnership, in its sole discretion, to deliver a cash payment in lieu of its common shares.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

26. NON-CONTROLLING INTEREST (cont.)

If it elects to make a cash payment in lieu of issuing common shares, the amount of the payment will be the weighted average trading price of the Telesat Public Shares on the New York Stock Exchange for the 20 consecutive trading days ending on the last business day prior to the exchange date.

Net income (loss) attributable to non-controlling interests represents the non-controlling interests’ portion of the Partnership’s net income (loss).

During the fourth quarter of 2021, a third-party was engaged to perform a formal valuation of the fair value of the RSUs issued in the second quarter of 2021. The valuation resulted in an increase in compensation and employee benefits of $6.9 million and $9.5 million in the second and third quarter of 2021, respectively, with corresponding decrease of $16.4 million in the fourth quarter of 2021. The decrease in compensation and employee benefits in the fourth quarter of 2021 resulted in higher proportion of net income being attributed to the non-controlling interest.

In connection with the Transaction, a final adjustment amount was required to be paid to Red Isle Private Investments Inc in the amount of $20.8 million (US$15.3 million). The adjustment amount is defined within the Transaction agreement and represents any portion of the inducement payment that was unpaid by Loral, combined with the calculated negative net asset value of Loral.

As at December 31, 2022, the Class C Partnership Units in Telesat Partnership LP was reduced by an adjustment of $20.8 million (US$15.3 million). Upon consolidation, the reduction in value of the Class C Partnership Units is included in the non-controlling interest.

27. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net income (loss) for the period attributable to shareholders of each class of shares by the weighted average number of shares outstanding during the year.

Diluted earnings per share is calculated to give effect to equity awards.

The following table presents reconciliations of the denominators of the basic and diluted per share computations:
	2022	2021	2020
Basic total weighted average number of Telesat Public Shares and Class C Shares (Telesat Canada Common Shares) outstanding	12,311,264	45,168,650	49,537,082
Effect of diluted securities
Stock options	—	422,326	219,551
RSUs	—	1,029,519	48,253
Diluted total weighted average number of Telesat Public Shares and Class C Shares (Telesat Canada Common Shares) outstanding	12,311,264	46,620,495	49,804,886

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

Net income (loss) was equal to diluted net income (loss) for the period presented.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. EARNINGS PER SHARE (cont.)

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

28. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million for a period until July 31, 2023 relating to the Telesat Lightspeed constellation.

For the year ended December 31, 2022, the Company recorded $8.8 million relating to the agreement (December 31, 2021 — $14.8 million).

Of the amount recorded during 2022, $3.5 million was recorded as a reduction to satellites, property and other equipment, $0.1 million as a reduction to prepaid expenses and $5.2 million was recorded as a reduction to operating expenses (2021 — $10.0 million was recorded as a reduction in satellites, property and other equipment and $4.8 million as a reduction to operating expenses).

29. CAPITAL DISCLOSURES

The Company’s financial strategy is designed to maintain compliance with the financial covenant under its Senior Secured Credit Facilities (Note 24), and to maximize returns to its shareholders and other stakeholders. The Company meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis. The Company’s overall financial strategy remains unchanged from 2021.

The Company defines its capital as Telesat Corporation’s shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves), non-controlling interest and debt financing (comprising indebtedness and excluding deferred financing costs, prepayment options and loss on repayment as defined in Note 24).

The Company’s capital at the end of the year was as follows:
As at December 31,	2022	2021
Shareholders’ equity (excluding reserves)	$401,756	$392,870
Non-controlling interest	$1,355,337	$1,280,619
Debt financing (excluding deferred financing costs, prepayment options and loss on repayment)	$3,853,151	$3,794,657

If the Revolving Facility is drawn by more than 35% of the credit facility amount, the Senior Secured Credit Facilities require the Company to comply with a first lien net leverage ratio test. As at December 31, 2022, the first lien net leverage ratio was 5.30:1.00 (December 31, 2021 — 4.63:1.00), which was less than the maximum test ratio of 5.75:1.00.

The Company’s operating results are tracked against budget on a regular basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk due to variable interest rate debt through the use of interest rate swaps (Note 30).

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at December 31, 2022.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at December 31, 2022, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $1,730.0 million (December 31, 2021 — $1,589.5 million).

The following table provides breakdown by maturity of financial assets as at December 31, 2022:
	Carrying amount	Contractual cash flows
		2023	2024	2025	2026	2027	Thereafter
Cash and cash equivalents	$1,677,792	$1,677,792	$—	$—	$—	$—	$—
Trade and other receivables, excluding deferred receivables	36,210	36,210	—	—	—	—	—
Deferred receivables	13,931	5,038	3,295	1,303	1,354	644	2,297
Other financial assets	2,098	1,282	—	—	—	—	816
	$1,730,031	$1,720,322	$3,295	$1,303	$1,354	$644	$3,113

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at December 31, 2022, North American and International customers made up 48% and 52% of the outstanding trade receivable balance, respectively (December 31, 2021 — 54% and 46%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at December 31, 2022 was $4.9 million (December 31, 2021 — $5.2 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness, cash and short-term investments. As at December 31, 2022 and 2021, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,853.2 million and $3,794.7 million, respectively, before netting of deferred financing costs, prepayment options and loss on repayment.

As at December 31, 2022, the impact of a 5 percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar on financial assets and liabilities would have decreased (increased) net income (loss) by $172.1 million (December 31, 2021 — $174.0 million) and increased (decreased) other comprehensive income (loss) by $57.5 million (December 31, 2021 — $57.0 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

In October 2017, the Company entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on US$1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As at December 31, 2021, one interest rate swap of US$450 million, was outstanding to hedge the interest rate risk associated with the variable interest rate on the U.S. denominated Term Loan B at fixed interest rate, excluding applicable margins, of 2.04%. This interest rate swap matured in September 2022. There are no outstanding interest rate swaps as at December 31, 2022.

If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income (loss) of $4.3 million for the year ended December 31, 2022 (December 31, 2021 — $4.9 million).

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The contractual maturities of financial liabilities as at December 31, 2022 were as follows:
	Carrying amount	Contractual cash flows (undiscounted)	2023	2024	2025	2026	2027	Thereafter
Trade and other payables	$43,555	$43,555	$43,555	$—	$—	$—	$—	$—
Customer and other deposits	1,541	1,541	1,062	104	221	—	—	154
Satellite performance incentive payments	25,457	30,989	8,092	5,660	3,337	3,399	2,515	7,986
Other financial liabilities	2,859	2,859	2,859	—	—	—	—	—
Indebtedness(1)	3,891,354	4,926,376	278,498	253,278	251,912	3,024,348	1,118,340	—
	$3,964,766	$5,005,320	$334,066	$259,042	$255,470	$3,027,747	$1,120,855	$8,140

____________

(1)      Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:
	Interest payable	Interest payments
Satellite performance incentive payments	$333	$5,862
Indebtedness	$38,203	$1,073,225

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. FINANCIAL INSTRUMENTS (cont.)

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:
As at December 31, 2022	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$1,677,792	$1,677,792	$1,677,792	Level 1
Trade and other receivables	—	41,248	41,248	41,248	(1)
Other current financial assets	—	515	515	515	Level 1
Other long-term financial assets	—	10,476	10,476	10,476	Level 1
Trade and other payables	—	(43,555)	(43,555)	(43,555)	(1)
Other current financial liabilities	—	(48,397)	(48,397)	(49,500)	Level 2
Other long-term financial liabilities	—	(19,663)	(19,663)	(19,164)	Level 2
Indebtedness(2)	—	(3,853,151)	(3,853,151)	(1,684,897)	Level 2
	$—	$(2,234,735)	$(2,234,735)	$(67,085)
As at December 31, 2021	FVTPL	Amortized cost	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$—	$1,449,593	$1,449,593	$1,449,593	Level 1
Trade and other receivables	—	122,698	122,698	122,698	(1)
Other current financial assets	—	861	861	861	Level 1
Other long-term financial assets(3)	1,038	15,310	16,348	16,348	Level 1, Level 2
Trade and other payables	—	(54,628)	(54,628)	(54,628)	(1)
Other current financial liabilities	(5,367)	(31,280)	(36,647)	(38,250)	Level 2
Other long-term financial liabilities	—	(23,835)	(23,835)	(24,240)	Level 2
Indebtedness(2)	—	(3,794,657)	(3,794,657)	(3,314,387)	Level 2
	$(4,329)	$(2,315,938)	$(2,320,267)	$(1,842,005)

____________

(1)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

(2)      Indebtedness excludes deferred financing costs, prepayment options and loss on prepayment.

(3)      As at December 31, 2021, other long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.

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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at December 31, 2022, cash and cash equivalents included $8.5 million (December 31, 2021 — $81.0 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at December 31, 2022 and 2021, the discount rate used was 6.6% and 4.6%, respectively.

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:
As at December 31	2022	2021
Term Loan B – U.S. Facility – Senior Secured Credit Facilities	45.63%	88.25%
Senior Unsecured Notes	29.90%	77.65%
Senior Secured Notes	45.71%	88.72%
2026 Senior Secured Notes	47.02%	94.09%

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

For December 31, 2021, interest rate swap future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves. There were no interest rate swaps outstanding as of December 31, 2022.

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

The discount rates used to discount cash flows as at December 31, 2022 ranged from 4.00% to 5.16% (December 31, 2021 — 0.08% to 1.37%).

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. FINANCIAL INSTRUMENTS (cont.)

The fair value of the derivative assets and liabilities was calculated based on level 2 of the fair value hierarchy. There were no derivative assets and liabilities as at December 31, 2022. The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, as at December 31, 2021, were as follows:
	Other long-term financial assets	Other current financial liabilities	Total
Interest rate swaps	$—	$(5,367)	$(5,367)
Prepayment options	1,038	—	1,038
	$1,038	$(5,367)	$(4,329)

The reconciliation of the fair value of derivative assets and liabilities was as follows:
Fair value, December 31, 2020 and January 1, 2021	$12,237
Derivatives recognized at inception
Prepayment option – 2026 Senior Secured Notes	1,896
Unrealized gains (losses) on derivatives
Prepayment options	(31,196)
Interest rate swaps	12,512
Impact of foreign exchange	222
Fair value, December 31, 2021	(4,329)
Unrealized gains (losses) on derivatives
Prepayment options	(1,045)
Interest rate swaps	5,360
Impact of foreign exchange	14
Fair value, December 31, 2022	$—

31. SHARE-BASED COMPENSATION PLANS

The share-based compensation expense included in the consolidated statements of income was as follows:
For the years ended December 31,	2022	2021	2020
Operating expenses	$67,428	$73,723	$12,500

Telesat Canada Stock Incentive Plans

Telesat Holdings Inc. (the predecessor entity to Telesat Canada) adopted a management stock incentive plan in September 2008, as amended (the “2008 Telesat Plan”) and a second management stock incentive plan in April 2013, as amended (the “2013 Telesat Plan”). In the first half of 2021, Telesat Canada also adopted a restricted share unit plan (the “RSU Plan” together with the 2008 Telesat Plan and 2013 Telesat Plan, the “Historic Plan”).

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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

On November 19, 2021, Telesat Corporation adopted an omnibus long-term incentive plan (“Omnibus Plan”). The Omnibus Plan allows for a variety of equity-based awards including stock options, RSUs, performance share units and deferred share units. The stock options, RSUs, PSUs and DSUs are collectively referred to as “Award”. Each Award will represent the right to receive Public Shares or, in the case of PSUs, RSUs or DSUs, Public Shares or cash, in accordance with the terms of the Omnibus Plan.

The maximum number of Public Shares reserved for issuance under the Omnibus Plan is 2,972,816.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. SHARE-BASED COMPENSATION PLANS (cont.)

Historic Plan

The change in number of stock options outstanding and their weighted average exercise price for the Historic Plan were summarized below:
	Telesat Canada time vesting options		Telesat Canada performance vesting options		Telesat Corporation time vesting options
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at December 31, 2020 and January 1, 2021	7,948,568	$25.83	406,262	$11.07	—	$—
Cancelled	(6,197,775)		—		—
Granted	77,500		—		—
Forfeited	(46,761)		(9,229)		—
Exercised (Note 25)	(600)		—		—
Exchanged upon close of Transaction	(1,780,932)		(397,033)		900,789
Expired	—		—		—
Outstanding at December 31, 2021	—	$—	—	$—	900,789	$48.77
Forfeited	—		—		(107,122)
Outstanding at December 31, 2022	—	$—	—	$—	793,667	$50.30

The quantity of stock options that are exercisable and the weighted average remaining life were as follows:
	As at December 31, 2022	As at December 31, 2021
Telesat Corporation time vesting options	782,229	875,880
Weighted average remaining life	1 year	2 years

The weighted average assumptions used to determine the share-based compensation expense for stock options using the Black-Scholes option pricing model were as follows:
	2021	2020
Dividend yield	—%	—%
Expected volatility	35.0%	32.7%
Risk-free interest rate	1.85%	2.79%
Expected life (years)	10	10

The expected volatility is based on the historical volatility of comparable publicly listed entities.

The weighted average fair value of the stock options granted during 2021 was $25.94. There were no stock options granted under the Historic Plan during 2022.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. SHARE-BASED COMPENSATION PLANS (cont.)

The movement in the number of RSUs under the Telesat Canada Stock Incentive Plans is as follows:
	Telesat Canada RSUs with time criteria	Telesat Canada RSUs with time and performance criteria
Outstanding, December 31, 2020 and January 1, 2021	66,667	—
Granted	3,230,000	300,000
Exchange upon close of Transaction	(3,296,667)	(300,000)
Outstanding, December 31, 2021	—	—

The movement in the number of RSUs under the Historic Plan were as follows:
	RSUs with time criteria	RSUS with time and performance criteria
Outstanding, December 31, 2020 and January 1, 2021	—	—
Exchange upon close of Transaction	1,363,501	124,080
Outstanding, December 31, 2021 and January 1, 2022	1,363,501	124,080
Settled	(390,163)	—
Outstanding, December 31, 2022	973,338	124,080

As at December 31, 2022, there were 82,720 RSUs (December 31, 2021 — 27,573) that were vested but not settled.

Omnibus Plan

The change in number of stock options outstanding and their weighted average exercise price for the Omnibus Plan were summarized below:
	Telesat Corporation time vesting options
	Number of options	Weighted average exercise price
Outstanding at January 1, 2021, December 31, 2021 and January 1, 2022	—	$—
Granted	285,149
Outstanding at December 31, 2022	285,149	$16.64

There are no stock options exercisable as of December 31, 2022. The weighted average remaining life is 10 years.

The weighted average assumptions used to determine the share-based compensation expense for stock options using the Black-Scholes option pricing model were as follows:
2022
Dividend yield	—%
Expected volatility	50.0%
Risk-free interest rate	2.85%
Expected life (years)	10

The expected volatility is based on the historical volatility of comparable publicly listed entities.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. SHARE-BASED COMPENSATION PLANS (cont.)

The movement in the number of RSUs, PSUs and DSUs under the Omnibus Plan was as follows:
	RSUs with time criteria	PSUs with time and performance criteria	DSUs
Outstanding, December 31, 2020 and January 1, 2021	—	—	—
Exchange upon close of Transaction	—	—	—
Outstanding, January 1, 2022	—	—	—
Granted	382,364	140,583	46,576
Settled	(20,983)	—	—
Forfeited	(10,310)	—	—
Outstanding, December 31, 2022	351,071	140,583	46,576

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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

The funding policy, for the US Pension Plans, is to fund the qualified pension plan in accordance with the Internal Revenue Code and regulations thereon. Plan assets are generally invested in equity, fixed income and other investments. The expected long-term rate of return on pension plan assets is selected by taking into account the expected duration of the plan’s projected benefit obligation, asset mix and the fact that its assets are actively managed to mitigate risk.

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

For Canadian Pension Plans, the pension expense for 2022 was determined based on membership data as at December 31, 2021. The accrued benefit obligation as at December 31, 2022 was determined based on the membership data as at December 31, 2021, and extrapolated one year based on December 31, 2022 assumptions. For US Pension Plans, the pension expense for 2022 was determined based on membership data as at December 31, 2021. The accrued benefit obligation as at December 31, 2022 was determined based on the membership data as at December 31, 2021, and extrapolated one year based on December 31, 2022 assumptions.

For Canadian Post-employment Benefit Plans, the expense for 2022 was based on membership and eligibility data as at September 30, 2018 and the accrued benefit obligations as at December 31, 2022 was based on membership data as at September 30, 2021. The accrued benefit obligation for US Post-employment Benefit Plans as at December 31, 2022, related to certain retired Loral employees, was determined based on membership data as at December 31, 2020 and adjusted to exclude from the valuation those members reported active as of December 31, 2020 if, as of the November 18, 2021, they were not eligible to retire from the plan. For other US Post-employment Benefit Plans, the accrued benefit obligation as at December 31, 2022 was determined based on membership data as at January 1, 2022 and extrapolated, based on December 31, 2022 assumptions.

The most recent valuation of the pension plans for funding purposes was as of December 31, 2021. Valuations will be performed for the pension plans as of December 31, 2022.

The expenses included on the consolidated statements of income and the consolidated statements of comprehensive income (loss) were as follows:
For the year ended December 31, 2022	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$6,337	$540	$6,877	$710	$—	$710
Interest expense (income)	$(799)	$533	$(266)	$731	$123	$854
Consolidated statements of comprehensive income (loss)
Actuarial (gains) losses on employee benefit plans	$(19,560)	$(7,348)	$(26,908)	$(5,346)	$(1,028)	$(6,374)

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

For the year ended December 31, 2021	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$7,893	$74	$7,967	$166	$—	$166
Interest expense	$743	$53	$796	$552	$92	$644
Consolidated statements of comprehensive income (loss)
Actuarial (gains) losses on employee benefit plans	$(55,582)	$(798)	$(56,380)	$987	$(29)	$958
For the year ended December 31, 2020	Canadian Pension Plans	Other Post-employment Benefit Plans
		Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$7,188	$145	$—	$145
Interest expense	$423	$618	$128	$746
Consolidated statements of comprehensive income (loss)
Actuarial losses on employee benefit plans	$11,390	$1,686	$617	$2,303

The Company made contributions of $2.6 million for various defined contribution arrangements during 2022 (December 31, 2021 — $2.4 million).

The balance sheet obligations, distributed between pension and other post-employment benefits were as follows:
As at December 31,	2022	2021
Included in other long-term liabilities
Pension benefits	$11,117	$17,927
Other post-employment benefits	21,745	27,294
Accrued benefit liabilities (Note 23)	$32,862	$45,221
Included in other long-term assets
Pension benefits (Note 15)	$47,312	$30,105

The amounts recognized in the balance sheets and the funded statuses of the benefit plans were as follows:
	Pension Plans			Other Post-employment Benefit Plans
As at December 31, 2022	Canadian	US	Total	Canadian	US	Total
Present value of funded obligations	$275,581	$58,835	$334,416	$—	$—	$—
Fair value of plan assets	(324,069)	(47,718)	(371,787)	—	—	—
	(48,488)	11,117	(37,371)	—	—	—
Present value of unfunded obligations	1,176	—	1,176	17,888	3,857	21,745
(Pension benefits) accrued benefit liabilities	$(47,312)	$11,117	$(36,195)	$17,888	$3,857	$21,745

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

	Pension Plans			Other Post-employment Benefit Plans
As at December 31, 2021	Canadian	US	Total	Canadian	US	Total
Present value of funded obligations	$348,526	$72,906	$421,432	$—	$—	$—
Fair value of plan assets	(379,740)	(54,979)	(434,719)	—	—	—
	(31,214)	17,927	(13,287)	—	—	—
Present value of unfunded obligations	1,109	—	1,109	22,429	4,865	27,294
(Pension benefits) accrued benefit liabilities	$(30,105)	$17,927	$(12,178)	$22,429	$4,865	$27,294

The changes in the benefit obligations and in the fair value of plan assets were as follows:
	Pension Plans			Other Post-employment Benefit Plans
As at December 31, 2022	Canadian	US	Total	Canadian	US	Total
Change in benefits obligations
Benefit obligation, January 1, 2022	$349,635	$72,906	$422,541	$22,429	$4,865	$27,294
Current service cost	5,902	540	6,442	710	—	710
Interest expense	11,238	2,108	13,346	731	123	854
Remeasurements
Actuarial gains arising from plan experience	9,258	(123)	9,135	—	(111)	(111)
Actuarial gains from change in demographic assumptions	—	—	—	—	—	—
Actuarial gains from changes in financial assumptions	(86,378)	(18,751)	(105,129)	(5,346)	(917)	(6,263)
Benefits paid	(14,073)	(3,116)	(17,189)	(636)	(437)	(1,073)
Contributions by plan participants	935	—	935	—	—	—
Foreign exchange & other	240	5,271	5,511	—	334	334
Benefit obligation, December 31, 2022	276,757	58,835	335,592	17,888	3,857	21,745
Change in fair value of plan assets
Fair value of plan assets, January 1, 2022	(379,740)	(54,979)	(434,719)	—	—	—
Contributions by plan participants	(935)	—	(935)	—	—	—
Contributions by employer	(3,348)	(1,807)	(5,155)	(636)	(437)	(1,073)
Interest income	(12,037)	(1,575)	(13,612)	—	—	—
Benefits paid	14,073	3,116	17,189	636	437	1,073
Remeasurements
Return on plan assets, excluding interest income	57,560	11,526	69,086	—	—	—
Administrative costs	435	—	435	—	—	—
Foreign exchange & other	(77)	(3,999)	(4,076)	—	—	—
Fair value of plan assets, December 31, 2022	(324,069)	(47,718)	(371,787)	—	—	—
(Pension benefits) accrued benefit liabilities, December 31, 2022	$(47,312)	$11,117	$(36,195)	$17,888	$3,857	$21,745

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

	Pension Plans			Other Post-employment Benefit Plans
As at December 31, 2021	Canadian	US	Total	Canadian	US	Total
Change in benefits obligations
Benefit obligation, January 1, 2021	$376,455	$—	$376,455	$21,403	$4,511	$25,914
Initial balance from transaction	—	74,113	74,113	—	646	646
Current service cost	7,462	74	7,536	166	—	166
Interest expense	9,872	235	10,107	552	92	644
Remeasurements
Actuarial gains arising from plan experience	(556)	(70)	(626)	4,895	246	5,141
Actuarial gains from change in demographic assumptions	—	—	—	—	(1)	(1)
Actuarial gains from changes in financial assumptions	(33,099)	(942)	(34,041)	(3,908)	(274)	(4,182)
Benefits paid	(11,067)	(488)	(11,555)	(590)	(388)	(978)
Contributions by plan participants	1,001	1	1,002	—	—	—
Foreign exchange & other	(433)	(17)	(450)	(89)	33	(56)
Benefit obligation, December 31, 2021	349,635	72,906	422,541	22,429	4,865	27,294
Change in fair value of plan assets
Fair value of plan assets, January 1, 2021	(354,385)	—	(354,385)	—	—	—
Initial balance from Transaction	—	(55,511)	(55,511)	—	—	—
Contributions by plan participants	(1,001)	(1)	(1,002)	—	—	—
Contributions by employer	(4,796)	—	(4,796)	(590)	(388)	(978)
Interest income	(9,129)	(182)	(9,311)	—	—	—
Benefits paid	11,067	488	11,555	590	388	978
Remeasurements
Return on plan assets, excluding interest income	(21,927)	214	(21,713)	—	—	—
Administrative costs	431	—	431	—	—	—
Foreign exchange & other	—	13	13	—	—	—
Fair value of plan assets, December 31, 2021	(379,740)	(54,979)	(434,719)	—	—	—
(Pension benefits) accrued benefit liabilities, December 31, 2021	$(30,105)	$17,927	$(12,178)	$22,429	$4,865	$27,294

For the Canadian Pension Plans, the weighted average duration of the defined benefit obligation and weighted average duration of the current service cost as at December 31, 2022 are 13 years and 19 years, respectively. For the Canadian Other Post-employment Benefit Plans, the weighted average duration of the defined benefit obligation and weighted average duration of the current service cost as at December 31, 2022 are 12 years and 21 years, respectively. For the US Pension Plans, the weighted average duration of the defined benefit obligation as at December 31, 2022 is 10 years.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

The estimated future benefit payments for the defined benefit pension plans and other post-employment benefit plans until 2032 are as follows:
	Pension Plans	Other Post-employment Benefit Plans
2023	$16,608	$1,112
2024	$17,675	$1,125
2025	$18,501	$1,291
2026	$19,554	$1,319
2027	$20,408	$1,410
2028 to 2032	$110,450	$7,334

Benefit payments include obligations to 2032 only as obligations beyond this date are not quantifiable.

The fair value of the plan assets were allocated as follows between the various types of investments:

Canadian Pension Plans
As at December 31,	2022	2021
Equity securities
Canada	22.5%	22.8%
United States	13.7%	19.3%
International (other than United States)	15.5%	13.5%
Emerging markets	5.0%	—
Fixed income instruments
Canada	40.6%	42.3%
Cash and cash equivalents	2.7%	2.1%

US Pension Plans
As at December 31,	2022	2021
Equity securities
United States	24.2%	33.4%
International	20.6%	22.8%
Fixed income instruments
United States	32.2%	29.9%
Canada	0.5%	0.4%
International	7.1%	4.8%
Other investments
United States	10.5%	4.4%
International	4.9%	4.3%

Plan assets are valued at the measurement date of December 31 each year.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

The following are the significant assumptions adopted in measuring the Company’s pension and other benefit obligations:

Pension plans
	Canadian		US
As at December 31,	2022	2021	2022	2021
Actuarial benefit obligation
Discount rate	3.20%	3.20%	5.30%	2.85%
Benefit costs for the year ended
Discount rate	3.40%	2.80%	2.85%	2.75%
Future salary growth	2.50%	2.50%	N/A	N/A

Other Post-employment Benefit Plans
	Canadian		US
As at December 31,	2022	2021	2022	2021
Benefit costs for the year ended
Discount rate	3.40%	3.20%	2.50% to 2.85%	2.00% to 2.75%
Health care cost trend rate	4.04% to 6.04%	3.49% to 5.49%	N/A	N/A
Other medical trend rates	4.00% to 5.11%	4.00% to 4.56%	N/A	N/A

For certain Canadian Post-retirement Plans the above trend rates are applicable for 2022 to 2026 which will decrease linearly to 4.75% in 2029 and grading down to an ultimate rate of 3.57% per annum in 2040 and thereafter.

Sensitivity of assumptions

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes how the impact on the defined benefit obligation as at December 31, 2022 and 2021 would have increased or decreased as a result of the change in the respective assumptions by one percent.

Pension plans
	Canadian		US
As at December 31, 2022	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(30,894)	$38,220	$(5,577)	$6,641
Future salary growth	$4,875	$(4,024)	N/A	N/A
	Canadian		US
As at December 31, 2021	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(45,732)	$58,488	$(8,418)	$10,317
Future salary growth	$8,606	$(6,839)	N/A	N/A

Other Post-employment Benefit Plans
	Canadian		US
As at December 31, 2022	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(2,008)	$2,477	$(261)	$296
Medical and dental trend rates	$1,654	$(1,392)	N/A	N/A

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

The Company expects to make contributions of $3.6 million to the Canadian defined benefit plans, $1.9 million to the US defined benefit plans and $1.7 million to the defined contribution plan during the next fiscal year.

33. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:
As at December 31,	2022	2021	2020
Cash	$1,669,257	$1,368,559	$687,967
Short-term investments(1)	8,535	81,034	130,411
Cash and cash equivalents	$1,677,792	$1,449,593	$818,378

____________

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:
For the years ended December 31,	2022	2021	2020
Income taxes paid	$(98,787)	$(94,290)	$(53,842)
Income taxes received	644	48	399
	$(98,143)	$(94,242)	$(53,443)

Interest paid, net of interest received was comprised of the following:
For the years ended December 31,	2022	2021	2020
Interest paid	$(184,776)	$(158,806)	$(188,969)
Interest received	21,663	4,373	8,997
	$(163,113)	$(154,433)	$(179,972)

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

The reconciliation of the liabilities arising from financing activities were as follows:
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2022	$3,792,597	$30,344	$35,678
Cash outflows	(97,234)	(6,667)	(2,498)
Amortization of deferred financing costs, prepayment options and loss on repayment	842	—	—
Gain on extinguishment of debt	(106,916)	—	—
Non-cash additions	—	—	376
Interest paid	—	—	(1,611)
Interest accrued	—	—	1,611
Non-cash disposals	—	—	(558)
Impact of foreign exchange	260,792	1,447	1,108
Balance as at December 31, 2022	$3,850,081	$25,124	$34,106
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2021	$3,187,152	$37,574	$29,051
Cash outflows	—	(6,914)	(2,178)
Cash inflows	619,900	—	—
Debt issue costs	(6,834)	—	—
Prepayment option at inception – 2026 Senior Secured Notes	1,896	—	—
Amortization of deferred financing costs, prepayment options and loss on repayment	558	—	—
Non-cash additions	—	—	10,074
Interest paid	—	—	(1,499)
Interest accrued	—	—	1,499
Non-cash disposals	—	—	(939)
Impact of foreign exchange	(10,075)	(316)	(330)
Balance as at December 31, 2021	$3,792,597	$30,344	$35,678
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2020	$3,712,799	$46,951	$28,582
Cash outflows	(453,592)	(9,031)	(1,793)
Loss on repayment (Note 24)	2,284	—	—
Amortization of deferred financing costs, prepayment options and loss on repayment	428	—	—
Non-cash additions	—	—	2,788
Interest paid	—	—	(1,649)
Interest accrued	—	—	1,349
Other	—	182	(91)
Impact of foreign exchange	(74,767)	(528)	(135)
Balance as at December 31, 2020	$3,187,152	$37,574	$29,051

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

The net change in operating assets and liabilities was comprised of the following:
For the years ended December 31,	2022	2021	2020
Trade and other receivables	$2,298	$(55,426)	$(4,173)
Financial assets	4,946	3,206	161
Other assets	(6,395)	(21,017)	(7,286)
Trade and other payables	(7,068)	14,071	1,860
Financial liabilities	(2,028)	4,210	(651)
Other liabilities	1,503	(3,669)	25,107
	$(6,744)	$(58,625)	$15,018

Non-cash investing activities were comprised of:
For the years ended December 31,	2022	2021	2020
Satellite, property and other equipment	$3,187	$10,406	$2,963
C-band clearing proceeds	$—	$(64,289)	$—

34. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at December 31, 2022:
	2023	2024	2025	2026	2027	Thereafter	Total
Property leases	$947	$1,101	$1,020	$1,019	$978	$11,192	$16,257
Capital commitments	58,329	43,102	54,351	—	—	—	155,782
Other operating commitments	33,946	24,472	14,633	6,209	3,985	11,788	95,033
	$93,222	$68,675	$70,004	$7,228	$4,963	$22,980	$267,072

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2023 to 2039.

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the development of the Telesat Lightspeed constellation and other capital expenditures. The total outstanding commitments as at December 31, 2022 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at December 31, 2022, customer prepayments of $326.4 million (December 31, 2021 — $368.1 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

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

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
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

Telesat Corporation and Telesat CanHold Corporation have entered into an indemnification agreement with PSP Investments where they will indemnify PSP Investments on a grossed-up basis for PSP Investment’s pro rata share of the costs relating to: (a) certain losses and litigation proceedings related to the Transaction, (b) certain losses with regard to Loral and out-of-pocket expenses of Loral and (c) certain tax matters.

In the case of indemnification for certain tax matters only, there will be a cap of US$50 million (other than with respect to defense costs and grossed-up payments) and all other indemnification obligations will be uncapped.

Legal Proceedings

The Company participates from time to time in legal proceedings arising in the normal course of its business.

Telesat previously received assessments from Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2003 to 2018. The total disputed amount for the period 2003 to 2018, including interest and penalties, is now $89.6 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. The Company has challenged the assessments. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

The Canadian tax authorities previously reassessed the Company for $13.1 million relating to transfer pricing issues for the years 2009 to 2014. All disputes relate to the Canadian tax authorities’ repricing of certain transactions between the Company and its subsidiaries. The Company has challenged the reassessments and paid 50% of the outstanding amounts in order to formally object. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

The Canadian tax authorities have also reassessed the Company for $11.6 million relating to its Scientific Research and Experimental Development claims for the years 2016 and 2017. The Company has challenged the reassessments and paid 50% of the outstanding amounts in order to formally object. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

Other than the legal proceedings disclosed above, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

35. SUBSIDIARIES

The list of significant companies included in the scope of consolidation as at December 31, 2022 and 2021 was as follows:
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

Compensation of executives and Board level directors
For the years ended December 31,	2022	2021	2020
Short-term benefits (including salaries)	$16,586	$15,465	$13,058
Special payments(1)	—	597	710
Post-employment benefits	2,114	2,514	2,180
Share-based payments	65,314	73,090	12,373
	$84,014	$91,666	$28,321

____________

(1)      Balance relates to the special cash distribution effective January 25, 2017.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

36. RELATED PARTY TRANSACTIONS (cont.)

Key management personnel — equity plans

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

In April 2021, the Company approved the adoption of an RSU plan. A total of 3,660,000 Non-Voting Participating Preferred Shares were reserved for issuance upon vesting of the RSUs awarded under the RSU Plan, provided that the aggregate number of Non-Voting Participating Preferred Shares issuable under the RSU Plan (and under all other share compensation arrangements) did not exceed 10% of the total number of Non-Voting Participating Preferred Shares outstanding from time to time (on a non-diluted basis). A total of 3,530,000 RSUs were issued in connection with the plan. Upon completion of the Transaction the 3,530,000 Telesat Canada RSUs were converted into 1,460,008 Telesat Corporation RSUs. Of this balance, in December 2022, 362,590 of the RSUs were settled, on a net settlement basis, in exchange for 186,847 Public shares of Telesat Corporation.

On November 19, 2021, Telesat Corporation adopted the Omnibus Plan. The Omnibus Plan allows for a variety of equity-based awards including stock options, RSUs, performance share units and deferred share units.

The Company issued the following Awards under the Omnibus Plan:

•        During the year ended December 31, 2022, the Company issued 46,576 DSUs to certain members of the Board of Directors;

•        In April 2022, the Company issued 230,048 RSUs to key management personnel, which vest over a three-year period;

•        In April 2022, the Company issued 140,583 PSUs to key management personnel, which include both a time and performance condition on vesting; and

•        In April 2022, the Company issued 285,149 stock options to key management personnel.

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties included Loral and Red Isle until November 18, 2021 at which point under the Transaction Agreement Loral became a fully consolidated subsidiary (Note 35). Any transactions entered into with Loral have been entered into over the normal course of operations. Following the Transaction Agreement related parties included Red Isle and MHR. There were no transactions or balances with MHR during any of the years presented.

During the year ended December 31, 2022, $20.8 million (US$15.3 million) was paid to Red Isle in respect of the adjustment amount as per the terms of the Transaction Agreement (Note 26).

Prior to the close of the Transaction, the Company and its subsidiaries entered into the following transactions with Loral.

Telesat Corporation
Notes to the 2022 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

36. RELATED PARTY TRANSACTIONS (cont.)

Sale of goods and services
For the years ended December 31,	2021	2020
Revenue	$105	$133

Purchase of goods and services
For the years ended December 31,	2021	2020
Operating expenses	$5,230	$6,712

The amounts outstanding were unsecured and were settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the year ended December 31, 2022 were $5.2 million (December 31, 2021 — $5.1 million).