Form 20-F
period 2023-12-31
Telesat Corp
filed 2024-03-28
CIK 1845840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

FORM 20-F

__________________________

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

None
(Title of Class)

__________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At December 31, 2023, 13,497,501 Class A Common Shares and Class B Variable Voting Shares, 112,841 Class C Shares, 3 Special Voting Shares, and 1 Golden Share were issued and outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

EXPLANATORY NOTE

Unless otherwise stated, references to “Telesat,” the “Company,” “we,” “us” or “our” in this Annual Report on Form 20-F (“Annual Report”) refers to Telesat Canada and its subsidiaries before the closing of the transaction pursuant to the Transaction Agreement and Plan of Merger, dated as of November 23, 2020, by and among Telesat Canada, Telesat Corporation, Telesat Partnership LP, Telesat CanHold Corporation, Lion Combination Sub Corporation, Loral Space & Communications Inc. (“Loral”), Public Sector Pension Investment Board and Red Isle Private Investments Inc. (“Transaction”), and to Telesat Corporation and its subsidiaries (including Telesat Canada) after the closing of the Transaction.

Telesat Corporation and Telesat Partnership are reporting issuers in each of the provinces and territories of Canada and, as a result, are subject to Canadian continuous disclosure and other reporting obligations under applicable Canadian securities laws. This Annual Report on Form 20-F constitutes Telesat Corporation’s Annual Information Form for purposes of its Canadian continuous disclosure obligations under National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”). Pursuant to an application for exemptive relief made in accordance with National Policy 11-203 — Process for Exemptive Relief Applications in Multiple Jurisdictions, Telesat Partnership has received exemptive relief dated November 16, 2021 from the Canadian securities regulators. This exemptive relief exempts Telesat Partnership from the continuous disclosure requirements of NI 51-102, effectively allowing Telesat Partnership to satisfy its Canadian continuous disclosure obligations by relying on the Canadian continuous disclosure documents filed by Telesat Corporation, for so long as certain conditions are satisfied. See Item 10B. Additional Information under the heading “Disclosures Regarding Exemptions from Canadian Securities Law Requirements”.

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

This Annual Report contains a translation of some Canadian dollar amounts into United States dollars at specified exchange rates solely for your convenience. All references to “US$” and “U.S. dollar” refer to United States dollars.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. In addition, Telesat Corporation or its representatives have made or may make forward-looking statements, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”), and press releases or oral statements made with the approval of an authorized executive officer of Telesat Corporation. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties which are described in the section of this Annual Report entitled “Risk Factors.” Risks and uncertainties include but are not limited to (1) risks associated with financial factors, including inflation, fluctuations in exchange rates, swings in the global financial markets, increases in interest rates and access to capital; (2) risks associated with satellite services, including dependence on large customers, launch delays and failures, in-orbit failures and competition; (3) risks and uncertainties associated with Telesat Lightspeed, including overcoming technological challenges, access to spectrum and markets, governmental restrictions or regulations, supply chain disruptions, raising sufficient capital to design and implement the system and competition from other low earth orbit systems; (4) regulatory risks, such as the effect of industry and government regulations that affect Telesat Corporation; and (5) other risks, including changes in technology and consumer demand. The foregoing list of important factors is not exclusive. Furthermore, Telesat Corporation operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond Telesat Corporation’s control.

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

“Exchange Act” means the Exchange Act of 1934, as amended.

“GEO” means geostationary or geosynchronous equatorial orbit.

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

“IRS” means “Internal Revenue Service”

“LEO” means low earth orbit.

“Loral” means Loral Space & Communications Inc.

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

“Senior Secured Notes” means the 4.875% Senior Secured Notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer.

“Special Nomination Termination Date” means the earlier of: (i) Telesat Corporation’s annual meeting of shareholders held in calendar year 2024 (unless that meeting is held more than 30 days prior to the one-year anniversary of Telesat Corporation’s annual meeting of shareholders held in calendar year 2023, in which case, Telesat Corporation’s annual meeting of shareholders held in calendar year 2025), and (ii) the Special Board Date (as defined under the section “Description of Telesat Partnership Units and GP Units — Amendments to the Partnership Agreement”).

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

“Telesat Articles” means the Articles of Amalgamation of Telesat Canada dated January 1, 2017 (Incorporation Number: BC1270976).

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

“Telesat Voting Participating Preferred Shares” means the Voting Participating Preferred Shares of Telesat as defined in the Telesat Articles.

“Transaction” means the transaction contemplated by the Transaction Agreement.

“Transaction Agreement” means the Transaction Agreement and Plan of Merger, dated as of November 23, 2020, by and among Telesat Canada, Telesat Corporation, Telesat Partnership LP, Telesat CanHold Corporation, Lion Combination Sub Corporation, Loral Space & Communications Inc., Public Sector Pension Investment Board and Red Isle Private Investments Inc.

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

“TSX” means the Toronto Stock Exchange.

“U.S.” means United States of America.

“USPTO” means United States Patent and Trademark Office.

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

Summary of Risks

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

•        Significant and intensifying competition in the satellite industry and from other providers of communications capacity is expected to result in a loss of revenues and a decline in profitability of Telesat if it fails to compete effectively.

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

Risks Relating to Telesat’s Liquidity and Capital Resources

•        Telesat’s level of indebtedness is expected to increase, reducing its financial flexibility and making it more difficult to repay or refinance its indebtedness.

•        Telesat’s business is capital intensive, and restrictions on its ability to incur additional debt and to take other actions may significantly impair its ability to obtain other financing.

Risks Relating to Tax Matters

•        The acquisition, ownership and disposition of Telesat Public Shares and Telesat Partnership Units may have adverse U.S. tax consequences for shareholders of Telesat Corporation, including: Telesat Corporation may have been a passive foreign investment company (a “PFIC”) for 2021, 2022 or 2023 and could be classified as a PFIC in 2024 and subsequent taxable years; Telesat Corporation or Telesat Partnership could be treated as a U.S. corporation or as a surrogate foreign corporation for U.S. federal income tax purposes and Loral could be treated as an expatriated entity; the IRS could recharacterize the receipt of Telesat Partnership Units as a receipt of Telesat Public Shares; and non-U.S. holders of Telesat Partnership Units will generally be subject to U.S. withholding with respect to dividends received by Telesat Partnership from Loral.

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

Satellite anomalies are likely to be experienced in the future, and may include the types of anomalies described above or may arise from failures in other systems or components. Despite working closely with satellite manufacturers to determine the causes of anomalies and mitigate them in new satellites and to provide for intra-satellite redundancies for certain critical components to minimize or eliminate service disruptions in the event of failure, Telesat cannot assure you that, in these cases, it will be possible to restore normal operations. Where service cannot be restored, the failure could cause the satellite to have less capacity available for sale, to suffer performance degradation or to cease operating prematurely, either in whole or in part.

Any single anomaly or series of anomalies or other failure (whether full or partial) of any of Telesat’s satellites could cause revenues, cash flows and backlog to decline materially, could require Telesat to repay prepayments made by customers of the affected satellite and could have a material adverse effect on relationships with current customers and Telesat’s ability to attract new customers for satellite services. A failure could result in a customer terminating its contract for service on the affected satellite. If Telesat is unable to provide alternate capacity to an affected customer, the customer may decide to procure all or a portion of its future satellite services from an alternate supplier or the customer’s business may be so adversely affected by the satellite failure that it may not have the financial ability to procure future satellite services. It may also require that Telesat expedite a satellite replacement program, adversely affecting Telesat’s profitability, increasing its financing needs and limiting the availability of funds for other business purposes. Finally, the occurrence of anomalies may adversely affect Telesat’s ability to insure satellites at commercially reasonable premiums, if at all, and may cause insurers to demand additional exclusions in policies they issue.

Because Telesat’s satellites are complex and are deployed in complex environments, Telesat’s satellites may have defects that are discovered only after full deployment, which could seriously harm Telesat’s business.

Telesat produces highly complex satellites that incorporate leading-edge technology. Telesat’s products are complex and are designed to be deployed across complex networks, which in some cases may include over a million users. Because of the nature of these satellites, there is no assurance that Telesat’s pre-launch testing programs will be adequate to detect all defects. As a result, Telesat’s customers may discover errors or defects in its satellites, or Telesat’s satellites may not operate as expected, after they have been launched and entered service. If Telesat is unable to resolve an anomaly, Telesat could experience damage to its reputation, reduced customer satisfaction, loss of existing customers and failure to attract new customers, failure to achieve market acceptance, cancellation of orders, loss of revenues, reduction in backlog and market share, increased service and warranty costs, diversion of development resources, legal actions by Telesat’s customers, issuance of credit to customers and increased insurance costs. Defects, integration issues or other performance problems in Telesat’s satellites could also result in financial or other damages to Telesat’s customers. Telesat’s customers could seek damages for related losses from Telesat, which could seriously harm Telesat’s business, financial condition and results of operations. The occurrence of any of these problems would seriously harm Telesat’s business, financial condition and results of operations.

Some of Telesat’s satellites have experienced in-orbit anomalies and may in the future experience further anomalies that may affect their performance.

A number of Telesat’s in-orbit satellites have experienced anomalies and may in the future experience further anomalies that may affect their performance. Past anomalies include:

Nimiq Satellites:

A number of Lockheed Martin’s A2100 series satellites have suffered in-orbit failures of circuits on their solar arrays. Lockheed Martin has determined that Nimiq 2 is in the family of spacecraft that is susceptible to this anomaly.

In February 2003, Nimiq 2 experienced an anomaly affecting the available power on the satellite. Lockheed Martin concluded the most likely cause of this anomaly was an electrical short-circuit caused by foreign object debris located in a single power-carrying connector. As a result of this anomaly, the south solar array power cannot be recovered. In addition, Nimiq 2 has experienced solar array circuit failures, resulting in a significant reduction of available power. These failures have substantially reduced the number of transponders Telesat can operate at saturation and it is currently expected that the available capacity will be further reduced over time. In April 2005, another satellite operator reported that a satellite of the same series as Nimiq 2 suffered a solar array anomaly that resulted in the complete loss of one array and a corresponding 50% reduction in available satellite power. Lockheed Martin, the manufacturer, has traced the most likely cause of this failure to a component on the solar array drive. Nimiq 2 has this component in its remaining functioning solar array. If this same component were to fail on the functioning array of Nimiq 2, it would result in a total loss of service of the satellite.

In January 2024, Nimiq 4 suffered a failure of a north/south thruster. Normal station-keeping operations continue utilizing a redundant thruster. If the redundant thruster were to fail, and alternative operational approaches cannot be developed, the satellite would need to transition to inclined operations.

Anik Satellites:

Anik F1 was designed with the capability to cover both North America and South America from the 107.3° WL orbital location. In August 2001, Boeing, the manufacturer of the Anik F1 satellite, advised Telesat of a gradual decrease in available power on-board the satellite. Boeing investigated the cause of the power loss and reported that the power will continue to degrade. Telesat procured a replacement satellite, Anik F1R, which was launched in 2005. The North American traffic on Anik F1 was transferred to Anik F1R. Anik F1 continued to provide coverage of South America until December 2020. Anik F1 was recently moved to the 109.2° WL orbital location where it commenced inclined orbit operations.

Telesat has experienced and continues to experience intermittent anomalies with certain amplifiers in the Ka-band and Ku-band payloads on Anik F2. Boeing, the manufacturer, has completed its investigation of these anomalies. The majority of the affected Ka-band units continue to remain in service through modifying operational configurations. The Ku-band traveling-wave-tube amplifiers (“TWTAs”) that were affected as a result of these anomalies have failed. All but two of the failed transponders were replaced using spares and many of the Ku-band TWTAs currently in service have no further spares left to replace them should they fail. Anik F2 has experienced an anomaly with one of its two telemetry transmitters. While the failure of a single telemetry transmitter does not impact satellite operations or the service Telesat provides to its customers, in the event Telesat is unable to restore any redundancy and the second telemetry transmitter were to fail, Telesat would cease receiving important information from the satellite regarding its position in orbit and health and Telesat’s ability to operate the satellite would be adversely affected. A software patch for the satellite was developed by Boeing to provide telemetry to support operations in the event of a failure of the second transmitter and was implemented on the satellite in February 2013. Telesat’s Anik F2 satellite has also experienced anomalies on two of the station-keeping thrusters. One of the thrusters has failed while the second continues to be capable of supporting some operations with some constraints. Alternative operational methods were implemented to enable continued operations utilizing the remaining thrusters. The alternative operational methods were less fuel efficient and as a consequence, there was a reduction in the station kept lifetime of the satellite and the satellite commenced inclined orbit operations in December 2022. There is a small Ka-band payload on Anik F3 which experienced an anomaly following launch. Telesat implemented a plan to remedy the effect of this anomaly and the Ka-band payload is currently operational.

Telstar 11N has experienced anomalies with one of the two batteries that have resulted in a loss of redundancy in the Battery 1 charging system. In the event of another failure in the Battery 1 charge electronics system the satellite will be required to be operated using Battery 2 only.

Telstar Satellites:

Telstar 12 VANTAGE began to suffer from degraded performance of four channels in late December 2016 due to increased noise levels. Following an investigation with the satellite manufacturer, the root cause of the anomaly was determined. As a result of this degradation, two channels on T12V are no longer usable. In 2017, Telesat received insurance proceeds in connection with this anomaly. Degradation of performance was observed on additional channels in May 2018 due to increased noise levels. The satellite manufacturer investigation concluded that the root cause of the anomaly was similar to that of the 2016 anomaly. The channels continue to support service. In the event of further degradation, Telesat may lose the capability to continue to use two channels.

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

Telstar 19 VANTAGE has suffered a number of failures of heaters that support the operation of two of the three battery packs on the satellite. There is a risk that the satellite may experience additional heater failures. The functionality of the batteries and services on Telstar 19 VANTAGE have not been impacted by the failures thus far. Tests performed in orbit and on the ground have validated operational workarounds that Telesat can implement to maintain battery function in the event Telstar 19 VANTAGE were to suffer additional heater failures on the batteries.

In general, Telesat’s satellites are exposed to the potential risk of financial loss. See “— Telesat’s in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.”

The actual orbital maneuver lives of Telesat satellites may be shorter than it anticipates, and it may be required to reduce available capacity on its satellites prior to the end of their orbital maneuver lives.

For all but one of Telesat’s geostationary (“GEO”) satellites, the current expected end-of-orbital maneuver life date goes beyond the manufacturer’s end-of-service life date. A number of factors will affect the actual commercial service lives of Telesat satellites, including: the amount of propellant used in maintaining the satellite’s orbital location or relocating the satellite to a new orbital location (and, for newly-launched satellites, the amount of propellant used during orbit raising following launch); the durability and quality of their construction; the performance of their components; conditions in space such as solar flares and space debris; operational considerations, including operational failures and other anomalies; and changes in technology which may make all or a portion of its satellite fleet obsolete.

Telesat has been forced to remove satellites from service prematurely in the past due to an unexpected reduction in their previously anticipated end-of-orbital maneuver life. It is possible that the actual orbital maneuver lives of one or more of the existing satellites may also be shorter than currently anticipated. Further, on some of the satellites it is anticipated that the total available payload capacity may need to be reduced prior to the satellite reaching its end-of-orbital maneuver life.

Telesat periodically reviews the expected orbital maneuver life of each of its satellites using current engineering data. A reduction in the orbital maneuver life of any of the satellites could result in a reduction of the revenues generated by that satellite, the recognition of an impairment loss and an acceleration of capital expenditures. To the extent Telesat is required to reduce the available payload capacity prior to the end of a satellite’s orbital maneuver life, revenues from the satellite would be reduced.

Telesat’s insurance will not protect it against all satellite-related losses. Further, Telesat may not be able to renew insurance on its existing satellites or obtain insurance on future satellites on acceptable terms or at all, and, for certain of its existing satellites, Telesat has elected to forego obtaining insurance.

Telesat’s current satellite insurance does not protect it against all satellite-related losses that it may experience, and it does not have in-orbit insurance coverage for all of the satellites in its fleet. As of December 31, 2023, the total net book value of Telesat’s nine in-orbit GEO satellites for which Telesat does not have insurance (Nimiq 2, Anik F1, Anik F1R, Anik F2, Anik F3, Anik F4, Telstar 11N, Telstar 14R and ViaSat-1) was approximately $22.2 million. Telesat’s insurance does not protect it against business interruption, loss of revenues or delay of revenues. Telesat’s existing launch and in-orbit insurance policies include specified exclusions, deductibles and material change limitations, and future insurance policies are expected to continue to include such features. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, antisatellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting the satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to Telesat’s customers.

The price, terms and availability of satellite insurance has fluctuated significantly in recent years. These fluctuations may be affected by recent satellite launch or in-orbit failures and general conditions in the insurance industry. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. To the extent Telesat experiences a launch or in-orbit failure that is not fully insured, or for which insurance proceeds are delayed or disputed, Telesat may not have sufficient resources to replace the affected satellite. In addition, higher premiums on insurance policies increase costs, thereby reducing profitability. Future insurance policies may also have higher deductibles, shorter coverage periods, higher loss percentages required for constructive total loss claims and additional satellite health-related policy exclusions, all of which would reduce Telesat’s expected profitability. There can be no assurance that, upon the expiration of an in-orbit insurance policy, which typically has a term of one year, Telesat will be able to renew the policy on terms acceptable to it. Telesat may elect to reduce or eliminate insurance coverage for certain of its existing satellites, or elect not to obtain insurance policies for its future satellites, especially if exclusions make such policies ineffective, the costs of coverage make such insurance impractical or self-insurance is deemed more cost effective. In 2023, satellite insurance markets deteriorated, with substantial increases in premium rates and requests from insurers for satellite health-related policy exclusions. As a result, Telesat reduced or in some cases eliminated insurance coverage on its existing satellites.

Telesat derives a substantial amount of its revenues from only a few of its customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce Telesat’s future revenues and contracted backlog.

For the year ended December 31, 2023, Telesat’s top five customers together accounted for approximately 61% of its revenues. As at December 31, 2023, Telesat’s top five backlog customers together accounted for approximately 82% of its backlog. If any of its major customers were to terminate, or choose not to renew, their contracts at the expiration of the existing terms or are able to negotiate concessions, particularly on price, it could have a material adverse effect on results of operations, business prospects and financial condition. Telesat customers could experience a downturn in their business, find themselves in financial difficulties, allege Telesat is in breach of its obligation to them and purport to terminate their contracts, any of which could result in their ceasing or reducing their use of Telesat services, becoming unable or refusing, to pay for services they had contracted to buy. In addition, some of Telesat’s customers’ industries are undergoing significant consolidation, and Telesat customers may be acquired by each other or other companies, including by Telesat competitors. Such acquisitions could adversely affect Telesat’s ability to sell services to such customers and to any end-users whom they serve. Some customers have in the past defaulted, and customers may in the future default, on their obligations to Telesat due to bankruptcy, lack of liquidity, operational failure or other reasons. Such defaults could adversely affect revenues, operating margins and cash flows. If Telesat’s contracted revenue backlog is reduced due to the financial difficulties of, or disputes with, its customers, revenues, operating margins and cash flows would be further negatively impacted.

Telesat’s business is capital intensive and it may not be able to raise adequate capital to finance its business strategies, or it may be able to do so only on terms that significantly restrict its ability to operate its business.

Implementation of Telesat’s business strategy requires a substantial outlay of capital. As it pursues its business strategies and seeks to respond to developments in its business and opportunities and trends in its industry, Telesat’s actual capital expenditures may differ from expected capital expenditures. There can be no assurance that Telesat will be able to satisfy capital requirements in the future. In addition, if one of its satellites fails unexpectedly, there is no assurance of insurance recovery or the timing thereof and Telesat may need to exhaust or significantly draw upon its Amended Revolving Credit Facility or obtain additional financing to replace the satellite. If Telesat determines it needs to obtain additional funds through external financing and is unable to do so, it may be prevented from fully implementing its business strategy.

The availability and cost to Telesat of external financing depends on a number of factors, including its credit rating and financial performance and general market conditions. Telesat’s ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the satellite services sector in particular. Declines in Telesat revenues and the challenging business conditions faced by Telesat customers are among the other factors that may adversely affect Telesat’s credit, access to the capital markets and ability to refinance its existing debt. Other factors that could negatively impact Telesat’s credit, access to the capital markets and ability to refinance its existing debt include the amount of debt in its current capital structure and the expected increase in its debt, activities associated with strategic initiatives, the health of its satellites, the success or failure of its planned launches, its expected future cash flows and the capital expenditures required to execute its business strategy. The overall impact on its financial condition of any transaction that it pursues may be negative or may be negatively perceived by the financial markets and rating agencies and may result in adverse rating agency actions with respect to Telesat’s credit rating and access to the capital markets. Long-term disruptions in the capital or credit markets as a result of uncertainty, inflation, rising interest rates or recession, changing or increased regulation or failures of significant financial institutions could adversely affect its access to capital. A credit rating downgrade or deterioration in Telesat’s financial performance or general market conditions could limit its ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available and, in either case, could result in Telesat deferring or reducing capital expenditures, including on new or replacement satellites, or being unable to refinance its debt.

Telesat satellite launches may be delayed, it may suffer launch failures or its satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on results of operations, business prospects and financial condition.

Delays in launching satellites and in the deployment of satellites are not uncommon and result from construction delays, the unavailability of reliable launch opportunities with suppliers, delays in obtaining required regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Satellites are also subject to certain risks related to failed launches. Launch vehicles may fail. Launch failures result in significant delays in the deployment of satellites because of the need to construct replacement geostationary satellites, which can take up to 30 months or longer, and to obtain another launch vehicle. A delay or perceived delay in launching a satellite, or replacing a satellite, may cause Telesat’s current customers to move to another satellite provider if they determine that the delay may cause an interruption in continuous service. In addition, Telesat’s contracts with customers who purchase or reserve satellite capacity may allow the customers to terminate their contracts in the event of a delay. Any such termination would require Telesat to refund any prepayment it may have received, and would result in a reduction in its contracted backlog and would delay or prevent it from securing the commercial benefits of the new satellite.

Replacing a satellite upon the end of its service life will require Telesat to make significant expenditures and may require it to obtain shareholder approval and Telesat may choose not to, or be unable to, replace some of its satellites upon their end of life.

In order to replace a GEO satellite prior to its end of service life, the construction of a replacement GEO satellite must commence approximately three to five years prior to the expected end of service life of the satellite then in orbit. Typically, the construction, launch and insurance of a GEO satellite costs in the range of US$200,000,000 to US$500,000,000. There is no assurance that Telesat will have sufficient cash, cash flow or be able to obtain third-party or shareholder financing to fund such expenditures on favorable terms, if at all. Moreover, the Telesat Articles provide that the power of Telesat’s board to issue securities of Telesat cannot be delegated to a committee, and, consequently, so long as designees of PSP Investments and MHR hold a combined majority of the seats on Telesat’s board, the approval of at least the designees of PSP Investments or of MHR is required for Telesat to issue securities. In the event that Telesat determines to finance expenditures to replace satellites by issuing securities, such designees could block such a financing.

Certain of Telesat’s satellites are nearing their expected end-of-orbital maneuver lives. Should Telesat not have sufficient funds available to replace those satellites or Telesat be unable to finance such replacements, because of PSP Investments’ and MHR’s determining not to approve such financing or otherwise, it could have a material adverse effect on Telesat’s results of operations, business prospects and financial condition.

In order to justify the cost of replacing a satellite at the end of its life, there must be sufficient demand for services, and sufficient spectrum available to Telesat to provide those services, such that a reasonable business case can be made for its replacement. If there is insufficient demand for a replacement, or if Telesat does not have sufficient spectrum available to it, as a result of the repurposing of C-band and/or Ka-band spectrum for terrestrial use or otherwise, Telesat may choose not to replace a satellite at the end of its life.

In the event we are unable or choose not to replace a satellite at the end of its life, if we want to maintain the revenues from customers on these satellites, we will need to provide them with alternate capacity and acquiring such alternate capacity may increase our costs of providing services. We do not intend to replace all our satellites that are nearing their end of life. While we are currently considering the potential to extend the life of certain of our satellites nearing their end of life, there can be no assurance that we will acquire any life extension services or that such life extension services would be successful. For some of our GEO satellites, we intend to provide continuity of service to our customers at the end of life of those satellites by transitioning services to our Lightspeed constellation. Given that the entry into service of our Lightspeed constellation is expected to occur after certain of our GEO satellites have reached their end-of-life, we may be unable to provide many of our customers on satellites nearing their end of life with continuity of service. If we are unable to provide continuity of service to our customers by extending the life of such satellites, providing alternate capacity on other satellites, including our Lightspeed constellation, our revenue would decline.

Telesat may experience a failure of ground operations infrastructure or interference with its satellite signals that impairs the commercial performance of, or the services delivered over, its satellites or the satellites of other operators for whom it provides ground services, or its satellites may be adversely impacted by anti-satellite weapons, which could result in a material loss of revenues.

Telesat operates an extensive ground infrastructure including its satellite control centre in Ottawa, its main earth station and back up satellite control facility at Allan Park, Ontario, nine other earth stations throughout Canada, two teleports in the U.S. and one teleport located in Brazil. These ground facilities are used for controlling Telesat’s satellites and/or for the provision of end-to-end services to its customers.

Telesat may experience a partial or total loss of one or more of these facilities due to natural disasters (tornado, flood, hurricane or other such acts of God), fire, acts of war or terrorism or other catastrophic events. A failure at any of these facilities could cause a significant loss of service for its customers. Additionally, it may experience a failure in the necessary equipment at the satellite control center, at the back-up facility, or in the communications links between these facilities and remote earth station facilities. A failure or operator error affecting tracking, telemetry and control operations might lead to a breakdown in the ability to communicate with one or more satellites or cause the transmission of incorrect instructions to the affected satellite(s), which could lead to a temporary or permanent degradation in satellite performance or to the loss of one or more satellites. Intentional or non-intentional electromagnetic or radio frequency interference could result in a failure of its ability to deliver satellite services to customers.

Anti-satellite weapons may be tested or employed upon Telesat’s satellites or third-party satellites, which could result in the direct loss of a Telesat satellite and/or may result in significant increases in orbital debris which may extend to the orbits utilized by Telesat satellites. Increased levels of orbital debris will increase the chance that Telesat satellites may be damaged or destroyed. Utilization of Telesat satellites for government services could result in our satellites being targeted by anti-satellite weapons.

A failure at any of Telesat’s satellites, facilities or in the communications links between facilities or interference with its satellite signal could cause revenues and backlog to decline materially and could adversely affect its ability to market its services and generate future revenues and profit.

Telesat purchases equipment from third-party suppliers and depends on those suppliers to deliver, maintain and support these products to the contracted specifications in order for it to meet its service commitments to its customers. Telesat may experience difficulty if these suppliers do not meet their obligations to deliver and support this equipment. Telesat may also experience difficulty or failure when implementing, operating and maintaining this equipment, or when providing services using this equipment. This difficulty or failure may lead to delays in implementing services, service interruptions or degradations in service, which could cause revenues and backlog to decline materially and could adversely affect Telesat’s ability to market its services and generate future revenues and profit.

Telesat’s dependence on outside contractors could result in delays related to the design, manufacture and launch of new satellites, or could limit its ability to sell its services, which could adversely affect operating results and prospects.

Any delays in the design, construction or launch of its satellites could have a material adverse effect on Telesat’s results of operations, business prospects and financial condition. There are a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality Telesat requires, including Airbus Defence and Space, Thales Alenia Space, Boeing, Lockheed Martin, MDA, MELCO, Northrop Grumman (formerly Orbital) and Maxar. Telesat also relies on the manufacturers of its satellites to provide support throughout the life of the satellite in the event it should suffer an anomaly. If any of its manufacturers’ businesses fail, it could adversely impact Telesat’s ability to overcome a satellite anomaly and maintain its satellites in service, in whole or in part. There is also a limited number of suppliers able to launch such satellites, including Arianespace, ISRO, Mitsubishi Heavy Industries, Rocket Lab, SpaceX, Blue Origin and United Launch Alliance. Should any of its manufacturers’ or launch suppliers’ businesses fail, it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of Telesat’s manufacturers or launch suppliers could also result in the delay of the design, construction or launch of satellites. Certain launch providers may be unavailable to us either because they are unwilling to provide us with services, because they compete with us or for other reasons, or because we are unable to access their services for regulatory reasons, including as a result of government sanctions.

General economic conditions may also affect the ability of Telesat’s manufacturers and launch suppliers to provide services on commercially reasonable terms or to fulfil their obligations in terms of manufacturing schedules, launch dates, pricing or other items. Even where alternate suppliers for such services are available, Telesat may have difficulty identifying them in a timely manner, it may incur significant additional expense in changing suppliers, and this could result in difficulties or delays in the design, construction or launch of satellites.

Changes in consumer demand for traditional television services and expansion of terrestrial networks have adversely impacted the growth in subscribers to DTH television services in North America, which have adversely impacted current and may adversely impact future revenues.

A substantial amount of Telesat’s revenue is earned from customers who use its services to provide DTH television services to the public in North America. For the year ended December 31, 2023, approximately 95% of Telesat’s broadcast revenue was derived from North American DTH television services. For various reasons, the number of DTH subscribers to whom Telesat’s customers provide services has been decreasing. In many regions of the world, including North America, the terrestrial networks with which Telesat competes continue to expand. Terrestrial networks have advantages over traditional DTH services for the delivery of two-way services, such as on-demand video services or “over-the-top” (“OTT”) video distribution (e.g., Netflix). The growth of on demand and OTT distribution has had a negative impact on the demand for the services of Telesat’s large DTH customers, which has decreased, and is expected to continue to decrease, demand for Telesat’s broadcast satellite capacity. Moreover, two of Telesat’s largest DTH customers also have substantial terrestrial broadcast distribution networks that they are continuing to expand, which has led to certain of their own DTH customers migrating to their terrestrial network. The migration of DTH customers to terrestrial networks, in order to access improved two-way services or for other reasons, is expected to continue to decrease the demand for Telesat’s services, adversely impacting future revenue and financial performance.

Reductions in government spending could reduce demand for Telesat’s services.

Governments purchase a substantial amount of satellite services from commercial satellite operators, including Telesat. Spending authorizations for defense-related and other programs by governments, in particular the Canadian and U.S. governments, have fluctuated in the past, and future levels of expenditures and authorizations for these programs may decrease, remain constant or shift to programs in areas where Telesat does not provide services. To the extent governments and their agencies reduce spending on commercial satellite services, this could adversely affect Telesat’s revenue and operating margins. Many governments provide funding for satellite services that are used to provide broadband connectivity to rural and remote communities and those with limited terrestrial infrastructure. To the extent these governments reduce spending on satellite services, as a result of the need to reduce overall spending during periods of fiscal restraint, to reduce budget deficits or otherwise, demand for Telesat’s services could decrease which could adversely affect revenue, the prices it is able to charge for its services and results of operations, business prospects and financial condition.

Telesat’s failure to maintain or obtain authorizations under and comply with the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on results of operations, business prospects and financial condition.

The export of satellites and technical data related to satellites, earth station equipment and provision of services are subject to U.S. export control and economic sanctions laws, implemented by U.S. State Department, Department of Commerce and Department of the Treasury regulations. If Telesat does not maintain its existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the U.S., it may be unable to export technical data or equipment to non-U.S. persons and companies, including to its own non-U.S. employees, as required to fulfil existing contracts. If it does not maintain its existing authorizations or obtain necessary future authorizations under the trade sanctions laws and regulations of the U.S., it may not be able to provide satellite capacity and related administrative services to certain countries subject to U.S. sanctions. Telesat’s ability to acquire new U.S.-manufactured satellites, procure launch services and launch new satellites, operate existing satellites, obtain insurance and pursue its rights under insurance policies or conduct its satellite-related operations and consulting activities could also be negatively affected if Telesat and its suppliers are not able to obtain and maintain required U.S. export authorizations.

The content of third-party transmissions over Telesat satellites could subject Telesat to sanctions by various governmental entities for the transmission of certain content.

Telesat provides satellite capacity for transmissions by third parties. Telesat does not decide what content is transmitted over its satellites, although its contracts generally provide Telesat with rights to prohibit certain types of content or to cease transmission or permit it to require its customers to cease their transmissions under certain circumstances. A governmental body or other entity may object to some of the content carried over Telesat’s satellites, such as “adult services” video channels or content deemed political in nature. Issues arising from the content of transmissions by these third parties over Telesat’s satellites could affect its future revenues, operations or its relationship with certain governments or customers.

Fluctuations in available satellite capacity could adversely affect Telesat’s results.

The availability of satellite capacity has fluctuated over time, characterized by periods of undersupply of capacity, followed by periods of substantial new satellite construction which is, in turn, followed by an oversupply of available capacity. The industry appears to be currently experiencing a period of oversupply. Given the number of new satellites launched over the past several years, many of which contain high throughput payloads, as well as the number of satellite constellations being deployed and under development, if the demand for satellite capacity does not increase as expected, the next several years are likely to continue to be characterized by an oversupply of capacity. In addition, changes in technology could introduce a substantial amount of new capacity into the market, further exacerbating the oversupply problem. An oversupply of capacity leads to a decrease in rates charged for satellite services, which could adversely affect Telesat’s results of operations and cash flows.

Developments that Telesat expects to support the growth in demand for satellite services, such as continued growth in corporate data and internet traffic and low earth orbit constellations expanding the total addressable market, may fail to materialize or may not occur in the manner or to the extent anticipated.

Telesat is subject to risks associated with doing business internationally.

Telesat’s operations internationally are subject to risks that are inherent in conducting business globally. It is subject to compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”) and other similar anti-corruption laws, which generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. While its employees and contractors are required to comply with these laws, Telesat cannot be sure that its internal policies and procedures will always protect it from violations of these laws, despite its commitment to legal compliance and corporate ethics. Violations of these laws may result in severe criminal and civil sanctions as well as other penalties, and the U.S. Securities and Exchange Commission and U.S. Department of Justice have increased their enforcement activities with respect to the FCPA. The occurrence or allegation of these types of risks may adversely affect Telesat’s business, performance, financial condition, and results of operations.

Telesat is subject to significant and intensifying competition within the satellite industry and from other providers of communications capacity. A failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect Telesat’s results of operations, business prospects and financial condition.

Telesat provides point-to-point and point-to-multipoint services for voice, data and video communications and for high-speed internet access. Telesat competes against global competitors who are substantially larger than us in terms of both the number of satellites in orbit as well as in terms of revenues. Due to their larger sizes, these operators are able to take advantage of greater economies of scale, may be more attractive to customers, may have greater flexibility to restore service to their customers in the event of a partial or total satellite failure and may be able to offer expansion capacity for future requirements. Telesat also competes against regional satellite operators who may enjoy competitive advantages in their local markets.

Telesat’s business is also subject to competition from ground-based forms of communications technology. For many point-to-point and other services, the offerings provided by terrestrial companies can be more competitive than the services offered via satellite. A number of companies are increasing their ability to transmit signals on existing terrestrial infrastructures, such as fiber optic cable, DSL (digital subscriber line) and terrestrial wireless transmitters often with funding and other incentives provided by government. The ability of any of these companies to increase their capacity and/or the reach of their network significantly would likely result in a decrease in the demand for Telesat’s services. Increasing availability of capacity from other forms of communications technology can create an excess supply of telecommunications capacity, decreasing the prices Telesat would be able to charge for its services under new service contracts and thereby negatively affecting profitability. New technology could render satellite-based services less competitive by satisfying consumer demand in other ways. See: “Changes in technology could have a material adverse effect on Telesat’s results of operations, business prospects and financial condition”. Telesat also competes for local regulatory approval in places where more than one provider may want to operate, and with other satellite operators for scarce frequency assignments and a limited supply of orbital locations.

A failure to compete effectively could result in a loss of revenues and a decline in profitability, a decrease in the value of Telesat’s business and a downgrade of Telesat’s credit rating, which would restrict its access to the capital markets.

Spectrum values historically have been volatile, which could cause the value of Telesat’s business to fluctuate.

A material amount of Telesat’s asset value is derived from Telesat’s spectrum authorizations. Valuations of spectrum in other frequency bands historically have been volatile, and Telesat cannot predict any future change in the value of Telesat’s spectrum and other assets. In addition, to the extent that the International Telecommunication Union (“ITU”) or any governmental authority takes action that makes additional spectrum available or promotes the more flexible use or greater availability of existing satellite or terrestrial spectrum allocations, for example, by means of spectrum leasing or new spectrum sales, the availability of such additional spectrum could reduce the value of Telesat’s spectrum authorizations and, as a result, the value of Telesat’s business.

Changes in technology could have a material adverse effect on Telesat’s results of operations, business prospects and financial condition.

The implementation of new technologies that can provide increased capacity to end-users at lower cost may reduce demand for Telesat’s services. Many of the new GEO satellites deployed over the last several years and replacement satellites expected to be deployed in the near term will be high throughput satellites (“HTS”), which are able to transmit substantially more data than pre-existing satellites or may include high throughput payloads. These satellites may decrease demand and/or prices for traditional satellite capacity. While Telesat owns the high throughput Canadian payload on ViaSat-1, and has incorporated high throughput payloads on its Telstar 12 VANTAGE satellite, Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites, the introduction of more, and more capable, HTS by other operators into the markets in which Telesat participates could have a material adverse effect on results of operations, business prospects and financial condition.

A number of NGSO satellite projects are in development, production, in the process of being deployed, or in operation which have significant advantages over GEO satellite systems, in particular for latency sensitive applications. These will substantially increase the amount of available capacity in the marketplace, potentially decreasing demand for GEO satellite services. In addition to new satellite technologies, new projects which could compete with traditional satellite services have been announced, including for the provision of telecommunications services using balloons or drones.

Improvements in existing technologies could also adversely impact the demand for satellite services. For example, improvements in signal compression could allow Telesat customers to transmit the same amount of data using a reduced amount of capacity, which could decrease demand for Telesat services.

Interruption or failure of, or cyber-attacks on, Telesat information technology and communication systems, data breaches, data theft, unauthorized access or hacking could materially harm Telesat’s reputation and ability to operate its business effectively, any of which could harm its business and operating results.

Telesat’s success depends, in part, on the secure and uninterrupted performance of Telesat’s information technology and communications systems, which are an integral part of its business. Telesat relies on its information and communications systems, as well as on software applications developed internally and externally, to effectively manage its accounting and financial functions, including maintaining its internal controls, operate its satellites and satellites for third parties, provide consulting services to customers, transmit customer’s proprietary and/or confidential content and assist with other operations, among other things. An increasing number of companies have disclosed breaches of their security, some of which have involved sophisticated and highly targeted attacks on their computer networks. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems, change frequently and often are not recognized until launched against a target, Telesat may be unable to anticipate these techniques or to implement adequate preventative measures. If unauthorized parties gain access to Telesat’s information technology systems, they may be able to misappropriate assets, including confidential trade secrets and intellectual property assets, which could be used to compete against Telesat’s business and otherwise adversely impact its competitive position. They could also access sensitive information (such as personally identifiable information of Telesat’s customers, business partners and employees), cause interruption in Telesat’s operations, corruption of data or computers, or otherwise damage Telesat’s reputation and business. In such circumstances, Telesat could be held liable to its customers or other parties, or be subject to regulatory or other actions for breaching privacy rules.

While Telesat continues to bolster its systems with additional security measures and, working with external experts, mitigate the risk of security breaches, its systems may be vulnerable to theft, loss, damage and interruption from a number of potential sources and events, including unauthorized access or security breaches, inclement weather, natural or man-made disasters, earthquakes, explosions, terrorist attacks, floods, fires, cyberattacks, computer viruses, malware, ransomware, phishing attacks, social engineering schemes, domain name spoofing, insider theft, power loss, telecommunications or equipment failures, transportation interruptions, accidents or other disruptive events or attempts to harm its systems. Telesat’s facilities are potentially vulnerable to break-ins, sabotage and intentional acts of vandalism. Its disaster recovery planning cannot account for all eventualities.

Telesat’s business and operations could be adversely affected if, as a result of a significant cyber event or otherwise, its operations are disrupted or shutdown, confidential or proprietary information is stolen or disclosed, it loses customers, it incurs costs or is required to pay fines in connection with confidential or export-controlled information that is disclosed, it must dedicate significant resources to system repairs or increase cyber security protection or it otherwise incurs significant litigation or other costs as a result of any such event. A serious disruption to Telesat’s systems could significantly limit its ability to manage and operate its business efficiently, which in turn could have a material adverse effect on its business, reputation, results of operations and financial condition. Furthermore, any compromise of Telesat’s security could result in a loss of confidence in Telesat’s security measures, and subject Telesat to litigation, civil or criminal penalties, and negative publicity that could adversely affect Telesat’s financial condition and results of operations.

Pandemics could have a material adverse effect on Telesat’s business, financial condition and results of operations.

Telesat’s business and results of operation have been and may in the future be adversely affected by pandemics, and by measures taken to prevent their spread, including restrictions on travel, imposition of quarantines, cancellation of events, remote working, and closure of workplaces and other businesses. Telesat’s business and results of operations may also be negatively impacted by the adverse effect that pandemics have had, and may in the future have, on global economic activity, which may include continued inflation and/or a period of prolonged global or regional economic slowdowns or recessions. Pandemics could also impact Telesat’s ability to attract capital to finance business strategies, such as the development of the Lightspeed constellation and its related network, and also could increase Telesat’s cost of borrowing.

Telesat may pursue acquisitions, dispositions and strategic transactions which could result in the incurrence of additional costs, liabilities or expenses in connection with the implementation of such transactions.

In the future, Telesat may pursue acquisitions, dispositions and strategic transactions, which may include joint ventures and strategic relations, as well as business combinations or the acquisition or disposition of assets. Acquisitions, dispositions and strategic transactions involve a number of risks, including: potential disruption of ongoing business; distraction of management; may result in Telesat being more leveraged; the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; increasing the scope and complexity of Telesat operations; and loss or reduction of control over certain of its assets.

The presence of one or more material liabilities of an acquired company that are unknown to Telesat at the time of acquisition could have a material adverse effect on its results of operations, business prospects and financial condition. A strategic transaction may result in a significant change in the nature of its business, operations and strategy. In addition, it may encounter unforeseen obstacles or costs in implementing a strategic transaction.

Telesat continues to evaluate the performance of all of its businesses and may sell businesses or assets. Such a sale could include a strategic disposition of one or more of its satellites. In addition to the risks listed above that may occur with any acquisition, disposition or strategic transaction, a satellite divestiture could result in a loss of revenues or significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on its financial condition, results of operations and cash flows. There can be no assurance that Telesat will be successful in addressing these or any other significant risks encountered.

Telesat could experience the departure of key employees or may be unable to recruit the employees needed for its success.

Telesat relies on a number of key employees, including members of management and certain other employees possessing unique experience in technical and commercial aspects of the satellite services business. If it is unable to retain these employees, it could be difficult to replace them. In addition, Telesat’s business, with its constant technological developments, must continue to attract highly qualified and technically skilled employees. In the future, if Telesat were unable to retain or replace its key employees, or if it were unable to attract new highly qualified employees, it could have a material adverse effect on results of operations, business prospects and financial condition.

Telesat’s future reported net income and asset values could be adversely affected by impairments of the value of goodwill and intangible assets.

The assets listed on Telesat’s consolidated balance sheet as at December 31, 2023 include goodwill with a carrying value of approximately $2,446.6 million and other intangible assets with a carrying value of approximately $692.8 million. Goodwill and other intangible assets are qualitatively assessed for indicators of impairment. If the qualitative assessment concludes an indication of impairment, a quantitative impairment test of goodwill and other intangible assets (such as orbital locations) with indefinite useful lives is undertaken. Telesat measures for the quantitative impairment test using a projected discounted cash flow method and confirms the assessment using other valuation methods.

If the asset’s carrying value is more than its recoverable amount, the difference is recorded as a reduction in the amount of the asset on the balance sheet and an impairment charge in the statement of income. Quantitative testing for impairment requires significant judgment by management to determine the assumptions used in the impairment analysis. Any changes in the assumptions used could have a material impact on the impairment analysis and result in an impairment charge. Telesat cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the reported asset values.

A substantial amount of Telesat’s goodwill and intangible asset value is supported by the planned Telesat Lightspeed constellation. If it were determined that the Telesat Lightspeed constellation program was unlikely to proceed, it is likely that Telesat’s goodwill and intangible assets would be deemed to be impaired.

If Telesat’s goodwill or other intangible assets are deemed to be impaired in whole or in part, it could be required to reduce or write-off such assets, which could have a material adverse effect on its financial condition.

Significant changes in exchange rates could have a material adverse effect on financial results.

Telesat’s main foreign currency exposures as of December 31, 2023 lie in its U.S. dollar denominated debt financing and cash and cash equivalents. In addition, approximately 52% of revenue, 39% of operating expenses, 100% of interest expense on indebtedness and the majority of capital expenditures were denominated in U.S. dollars for the year ended December 31, 2023.

As a result of a decrease in the value of the Canadian dollar against the U.S. dollar at December 31, 2023 compared to December 31, 2022, Telesat recorded a foreign exchange gain of approximately $77.8 million for the year ended December 31, 2023. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) indebtedness and (decreased) increased net income as at December 31, 2023 by $160.0 million. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) cash and cash equivalents by $75.5 million, increased (decreased) net income by $10.6 million and increased (decreased) other comprehensive income by $64.9 million as at December 31, 2023. In addition, for the year ended December 31, 2023, a five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) revenue by $18.4 million, operating expenses by $4.0 million, and interest expense by $12.7 million. These analyses assume that all other variables remain constant.

A portion of Telesat revenues comes from contracts which are denominated in Brazilian Reais. Any decrease in the value of the Brazilian Reais against the Canadian dollar would reduce revenues.

Significant changes in exchange rates could materially increase interest and other payment obligations under Telesat’s financing arrangements.

As at December 31, 2023, the Canadian dollar equivalent of Telesat’s debt, excluding deferred financing costs, loss on repayment and prepayment options was $3,199.2 million. As at December 31, 2023, if the value of the Canadian dollar against the U.S. dollar increased (decreased) by $0.01, indebtedness would have decreased (increased) by $24.2 million. Changes in exchange rates impact the amount that Telesat pays in interest, and may significantly increase the amount that it is required to pay in Canadian dollar terms to redeem its Senior Secured Notes, 2026 Senior

Secured Notes or Senior Notes, either at maturity, or earlier if redemption rights are exercised or other events occur which require it to offer to purchase its Senior Secured Notes, 2026 Senior Secured Notes or Senior Notes prior to maturity, and to repay funds drawn under the Senior Secured Credit Facilities.

The soundness of financial institutions and counterparties could adversely affect Telesat.

Telesat has exposure to many different financial institutions and counterparties (including those under its credit, financing and insurance arrangements), including brokers and dealers, commercial banks, investment banks, insurance providers and other institutions and industry participants. Telesat is exposed to risk, including credit risk resulting from many of the transactions it executes in connection with its hedging activities, in the event that any of its lenders or counterparties, including its insurance providers, are unable to honor their commitments or otherwise default under an agreement with it.

Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the other entities in the Telesat corporate structure), Telesat’s primary operating subsidiary may not have access to the usual protections from creditors and other rights available to insolvent persons and creditors, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.

Under the Telesat Canada Reorganization and Divestiture Act (“Telesat Divestiture Act”), Telesat Canada (as a corporate entity) is subject to certain special conditions and restrictions. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and in no case shall Telesat Canada’s affairs be wound up unless authorized by an Act of the Parliament of Canada. As a result of such legislative provisions, Telesat Canada and its creditors may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws, including the imposition of a stay of proceedings, or a regulated and orderly process to settle or compromise claims and make distributions to creditors, or recourse to fraudulent preference, transfer at undervalue or fraudulent conveyance laws. The effect of the Telesat Divestiture Act upon Telesat Canada’s insolvency has not been considered by a Canadian court and, accordingly, the application of Canadian federal bankruptcy and insolvency laws and provincial receivership and fraudulent conveyance and assignment and preference laws, and the exercise by a Canadian court of any judicial discretion which could affect the enforcement of rights and remedies or other equitable relief against Telesat Canada in the context of an insolvency, is uncertain. To the extent bankruptcy and insolvency laws do not apply to Telesat Canada, its creditors may individually seek to pursue any available rights or remedies, as secured or unsecured creditors as the case may be, against Telesat Canada and its assets. Only Telesat Canada’s assets (including the shares in its subsidiaries) are subject to the Telesat Divestiture Act, but the assets of the other entities within the Telesat corporate structure, including the guarantors of Telesat Canada’s credit facility and outstanding notes, are not. These restrictions may have a material impact on the sale of Telesat Canada or its assets in any bankruptcy or reorganization scenario and on any proceeding to realize value from Telesat Canada or its assets.

Risks Relating to Telesat’s Lightspeed Constellation

There are numerous technological risks and uncertainties associated with Telesat’s planned Lightspeed constellation which may cause it to be unsuccessful and have a material adverse effect on Telesat’s results of operations, business prospects and financial condition.

Telesat is currently developing an advanced LEO satellite network consisting of over one hundred and up to several hundred satellites in NGSO. There are numerous risks and uncertainties associated with NGSO constellations generally and with Telesat’s Lightspeed constellation.

NGSO constellations are complex. In order to operate successfully and deliver a high-quality service, all components of the system, both on the ground and in space, must be integrated seamlessly and efficiently.

Unlike most traditional GEO satellites currently in use, which rely on legacy, space-tested hardware and established ground equipment infrastructures, some of the technology necessary for the successful operation of a LEO constellation, in particular Telesat’s Lightspeed constellation, is still in development. Telesat’s Lightspeed constellation design incorporates leading-edge satellite technologies, including on-board data processing, multi-beam phased array antennas and optical inter-satellite links; these are technologies that have not been fully developed for space applications at the scale, levels of performance and price points that are required for the successful operation and commercialization of Telesat’s Lightspeed constellation. In addition, certain key suppliers are small, new companies that may not be well capitalized and for whom we are their largest customer. If these key suppliers’ businesses were to fail, the Lightspeed constellation could be materially delayed and/or its cost could materially increase. In order to provide a competitive service in certain of the customer segments Telesat plans to serve, it requires advances in ground terminal design and manufacturing, particularly electronic flat panel antennas capable of acquiring and tracking LEO satellites. If Telesat’s Lightspeed constellation does not deliver the required quality of service at prices that are competitive relative to other satellite providers and alternative products, it may not be able to acquire customers and establish a successful business. It is possible that Telesat may not be able to overcome the technological hurdles required to complete the planned Lightspeed constellation, the start of service may be materially delayed, and/or due to technological issues the Lightspeed constellation may not operate as planned, any of which could have a material adverse effect on results of operations, business prospects and financial condition.

Telesat’s planned Lightspeed constellation may suffer launch failures or its satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite. Delays in launching satellites and in the deployment of satellites are not uncommon and result from construction delays, the unavailability of reliable launch opportunities with suppliers, delays in obtaining required regulatory approvals, launch failures and launch vehicle underperformance (in which case the satellite may be lost or, if it can be placed into service by using its onboard propulsion systems to reach the desired orbit, will have a shorter useful life).

Launch failures may result in delays in the deployment of satellite constellations because of the need to construct replacement satellites. A delay or perceived delay in launching the planned Lightspeed constellation may cause Telesat’s customers to move to another satellite provider. As of the date of this annual report, Telesat has not received any prepayments from customers of its Telesat Lightspeed constellation that would need to be refunded in the event of significant delays in launching such satellites (nor would there be other contractual penalties or damages to such customers for such delays). It is possible that future agreements may include prepayments for services which would need to be repaid, or provide for other contractual penalties or damages, if the Telesat Lightspeed constellation is delayed. Any launch failure, underperformance, delay or perceived delay could have a material adverse effect on results of operations, business prospects and financial condition.

Telesat may be unable to raise sufficient capital to fund the Lightspeed constellation and Telesat may ultimately be unable to, or choose to not, proceed with the project.

The implementation of Telesat’s planned Lightspeed constellation will require a substantial outlay of capital, and Telesat may not be able to raise sufficient capital to successfully develop and commercialize the project. See “— Telesat’s business is capital intensive and it may not be able to raise adequate capital to finance its business strategies, or it may be able to do so only on terms that significantly restrict its ability to operate its business.” While Telesat has entered into an agreement with MacDonald Dettwiler and Associates (“MDA”) to be the prime manufacturer for the Lightspeed constellation, we do not currently have in place definitive agreements with our financing sources that would allow us to complete construction of the constellation.

While Telesat has announced that it expects to receive funding from Canadian federal and provincial governments in the combined amount of up to approximately US$2 billion, these investments are subject to a number of conditions including the entering into of further, definitive agreements, which, for various reasons, may not occur. If unable to raise sufficient capital, Telesat will not be able to build and deploy its Lightspeed constellation which could have a material adverse effect on Telesat’s operations, business prospects and financial condition.

Telesat and its Canadian federal and provincial government Partners may be unable to agree on definitive documentation related to the Canadian federal and provincial funding commitments, and even if definitive documentation is executed, there is no guarantee that the investment will be advantageous for Telesat or its subsidiaries and the exercise of any warrants granted in connection therewith would be dilutive.

On August 11, 2023, Telesat announced that it expects to receive an up to approximately US$2 billion investment from Canadian federal and provincial governments to support Telesat Lightspeed. See “Business — Our GEO Business and Our LEO Opportunity — Overview of Telesat Lightspeed”. A binding obligation with respect to these investments will only be created upon execution of definitive documentation that will contain the terms including representations, warranties, covenants, indemnities, defaults, and other terms and conditions (including fees and expenses, increased costs, tax (including customary gross-up and indemnity provisions for any non-resident withholding tax) and other provisions) as these lenders may reasonably require, which are usual and customary for transactions of this nature. Moreover, these investments are in all respects subject to, among other things, ongoing due diligence, negotiation of satisfactory binding legal documentation and required governmental approvals. Consequently, due to the foregoing and other factors, some of which are outside Telesat’s control, the parties may be unable to reach an agreement with respect to definitive documentation. Furthermore, we expect that there will be conditions to the funding of these investments, and the satisfaction of those conditions may not be entirely within Telesat’s control. The definitive documentation with respect to these investments is expected to contain various affirmative and negative covenants, some of which may restrict Telesat’s ability to conduct its business and which Telesat Canada and Telesat may find onerous. While Telesat will attempt to negotiate definitive documentation for these investments, there is no guarantee it will be successful in doing so.

In connection with the investments from the Canadian federal and provincial governments to support Telesat Lightspeed, Telesat expects to, among other things, grant warrants to purchase a number of shares of the unrestricted subsidiary that will develop and commercialize the Lightspeed constellation. Any exercise of such warrants would result in dilution of the interest of the shareholders of Telesat in the Telesat Lightspeed business.

Telesat’s planned Lightspeed constellation will require Telesat to develop significant commercial and service operational capabilities. Failure to effectively develop such operational capabilities could cause Telesat’s Lightspeed constellation to fail to achieve commercial viability and could have a material adverse effect on Telesat’s operations, business prospects and financial condition.

Telesat’s planned Lightspeed constellation will offer an end-to-end data service such that Telesat will be responsible for system performance from the Point of Presence (where the constellation connects to either a customer’s private network or to the terrestrial internet) through the Lightspeed network to the end-user’s terminal. This contrasts with Telesat’s current GEO satellite services, from which Telesat currently derives a majority of its revenue, where Telesat primarily provides customers with access to its GEO satellites, and customers then combine this capacity with ground (hub) equipment to create a connectivity service. Telesat’s failure to develop new supporting technologies, processes and procedures, competencies, and other capabilities to support the Lightspeed constellation may materially impact its ability to commercialize the Lightspeed constellation. Additionally, Telesat’s Lightspeed constellation will require an advanced ecosystem to support LEO service installation and provisioning, including user terminals and related installs, which we currently do not possess at the scale that will be required.

Telesat’s effective monetization of its Lightspeed constellation may require Telesat to provide ancillary services to combine with Telesat’s LEO services, as customers may demand these services to create a complete solution for their communications requirements. Some examples of ancillary services are trained third parties who can install and maintain Telesat’s LEO terminals. Telesat does not currently have these capabilities, and may be required either to develop such capabilities in house or partner with third parties to deliver these capabilities, and Telesat cannot assure you that it will be able to successfully establish such capabilities. A material part of Telesat’s anticipated revenues from its planned Lightspeed constellation will come from geographies where Telesat does not have a significant presence today, including Europe, Africa and Asia, and the expansion of Telesat’s capabilities in other geographies where it currently has operations. Telesat’s failure to expand its sales and distribution capabilities in these geographies could cause the Lightspeed constellation to fail to achieve commercial viability.

In order to effectively operate its planned Lightspeed constellation, Telesat will be required to develop and expand certain business operations capabilities, including management of inventory, tracking service installation and commissioning, network monitoring and customer call resolution. Telesat will also need to develop new network capabilities to provision terminals, manage bandwidth and monitor these services. If Telesat is unable to develop these capabilities, it may be unable to provide customers with a level of service sufficient to support the Lightspeed constellation’s adoption.

Even if Telesat is able to successfully build and deploy the Lightspeed constellation, Telesat may nonetheless fail to generate anticipated revenues due to slow market adoption or because the total addressable market for the Lightspeed constellation may be smaller than Telesat expects.

Telesat’s projected revenues from its Lightspeed constellation are based on the anticipated expansion of the market for satellite services, which assumes that the availability of higher quality, lower priced services will lead to increased uses of satellite services. However, there may be factors, both internal to and extraneous to Telesat’s development and deployment of its LEO satellites, that slow market adoption of LEO constellations and cause Telesat’s LEO revenues to be lower than anticipated. LEO ground terminal antennas require a much greater field of view than GEO antennas because LEO satellites are in constant motion from the perspective of the earth. This may mean that LEO antennas are more difficult to install than anticipated, which could limit the adoption of LEO technology. If we are unable to deploy a sufficient number of satellites needed to communicate with standard flat panel antennas, which require an even greater field of view than traditional ground terminal antennas, it may increase the costs of the antennas required to communicate with our satellites, which could increase our costs or adversely impact the addressable market for our services. We will operate our Lightspeed constellation using Ka-band frequencies while some of our competitors are using, or intend to use, Ku-band frequencies which are less susceptible to service outages because of heavy rains. An increased level and frequency of outages at Ka-band may negatively impact the size of the market for our Lightspeed services. Additionally, given that Telesat Lightspeed relies on new technology, potential customers may not be willing to purchase its services until Telesat Lightspeed has been successfully deployed and in operation which could delay or decrease demand for its services. If sufficient LEO terminals are not installed prior to the commencement of global service, it could lead to a failure to achieve anticipated revenues on a timeline that supports Telesat’s Lightspeed constellation’s commercial viability. Moreover, certain users, particularly governments, may have requirements, including security requirements that Telesat is unable to meet, leading to lack of access to important markets.

Telesat’s business plan for the Lightspeed constellation is based on its own analysis of the total addressable market (“TAM”) for the constellation’s services. It is possible that Telesat’s analysis of the TAM for the Lightspeed constellation is inaccurate and the TAM could be materially smaller than Telesat’s analysis suggests. Even if Telesat’s analysis of the TAM for Telesat Lightspeed is accurate, those services may end up being provided by Telesat’s competitors, some of whom are larger, have greater access to capital and have deployed or will deploy their constellations before Telesat.

Although Telesat believes there is a significant market for the services it expects to provide with its Lightspeed constellation, it may not be able to attract enough customers to make the project successful and earn a sufficient return on investment or support its indebtedness, which could have a material adverse effect on its business prospects and financial condition.

Telesat faces robust competition to build and effectively deploy its Lightspeed constellation, and/or the pursuit of a LEO constellation may negatively impact Telesat’s existing business.

Telesat’s Lightspeed constellation will also compete with NGSO satellite projects announced and/or in operation by other companies, including Eutelsat (OneWeb), SpaceX, SES/O3b, Amazon’s subsidiary Kuiper (referenced herein as Amazon), Rivada Space Networks, as well as country and region-sponsored projects in China, Russia and the European Union. Some of these potential competitors to Telesat’s system have greater access to capital than Telesat has and/or are at a more advanced stage of development. For example, China and Russia have access to larger amounts of capital and have government-owned satellite manufacturing and launch facilities at their disposal. SpaceX and Amazon are much larger than Telesat, have more diverse sources of revenue and have substantially greater financial resources than Telesat.

The Eutelsat (OneWeb) and SpaceX constellations have already commenced operations, which may make it more difficult for Telesat to attract customers for its constellation once it is deployed. Further, to the extent any of the other constellations make use of Ka-band spectrum, as SpaceX and Eutelsat (OneWeb) do, and as Amazon has indicated it will, it may limit Telesat’s access to sufficient Ka-band spectrum to operate the Lightspeed constellation efficiently and profitably. See “Risks Relating to Regulatory Matters.” Telesat also competes with Eutelsat (OneWeb), SpaceX, Amazon and other developers of NGSO satellite projects for human capital, and Telesat may fail to recruit and retain a workforce capable of developing and deploying its planned Lightspeed constellation, which may cause Telesat to fail to successfully commercialize its Lightspeed constellation.

Some of Telesat’s competitors have greater access to launch capabilities than Telesat. SpaceX has its own in-house launch capability and Blue Origin, a company owned by Amazon’s Executive Chair and largest shareholder, Jeff Bezos, is significantly advanced in its development of launch vehicles. Each of Amazon’s and SpaceX’s greater access to launch vehicles for its own satellites may give it an advantage over Telesat since Telesat does not have in-house capability to launch its own satellites. In addition, SpaceX manufactures, and Amazon intends to manufacture, their own satellites, which may provide them with advantages over us since we are reliant on third parties for the supply of our Lightspeed satellites.

If successfully implemented, the Lightspeed constellation may decrease demand for Telesat’s other satellite services. See “— Changes in technology could have a material adverse effect on Telesat’s results of operations, business prospects and financial condition.”

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

Further, if patents, trademarks, copyrights, or trade secrets are successfully asserted against us, this may harm our business and result in injunctions preventing us from developing, manufacturing, marketing or selling our services, or result in obligations to pay license fees, damages, attorney fees and court costs, which could be significant. In addition, if we are found to willfully infringe third-party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties.

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

Risks Relating to Regulatory Matters

Telesat operates in a highly regulated industry and is required to comply with multiple, potentially conflicting, laws and regulations and obtain numerous governmental authorizations and approvals. If Telesat becomes subject to onerous regulations, or if it fails to obtain or maintain particular authorizations on acceptable terms (including obtaining required modifications of Canadian and US authorizations and meeting their deployment milestones), such regulatory obligations and/or such failure could delay or prevent it from offering some or all of its services and adversely affect its results of operations, business prospects and financial condition.

Authorizations required to operate satellites

Telesat operates satellites with ITU frequency rights authorized by Canada, the U.S., Brazil, the U.K. and Tonga. Canada, the U.S. and Brazil also issue associated licenses or grants with conditions as discussed below. In addition, Telesat has been granted authorization (sometimes referred to as “market access”) to provide services in many countries around the world, while in other countries there is no formal authorization requirement (sometimes referred to as “Open Skies”). Therefore, Telesat is subject to regulation by government authorities in Canada, the U.S. and Brazil, as well as by other governmental authorities in certain other countries in which it operates.

In Canada, operations are subject to regulation and licensing by Innovation, Science and Economic Development Canada (“ISED”) pursuant to the Radiocommunication Act (Canada), and by the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the Telecommunications Act (Canada). Certain of Telesat’s satellites are licensed by Canada. This includes the GEO Anik satellites F1, F1R, F2, F3 and G1, the GEO Nimiq satellites 2, 4, 5 and 6, and the NGSO Telesat Lightspeed constellation. ISED has the authority to issue licenses for the frequencies used by Canadian satellite systems, issue earth station licenses, and establish policies and standards upon which Telesat’s satellites and earth stations depend. The Minister responsible for ISED has broad discretion in exercising this authority to issue licenses, establish and amend conditions of licenses, and to suspend or even revoke them. The CRTC implements the broadcasting policy for Canada and can direct the allocation of satellite capacity to particular broadcasting undertakings. Telesat is required to pay “universal service” charges in Canada and has certain research and development and public benefits obligations that do not apply to other satellite operators with which it competes. These obligations could change at any time. With respect to market access, ISED maintains a list of foreign satellites approved to provide FSS in Canada. Telesat’s Telstar 11N, Telstar 12 VANTAGE, Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE satellites are currently authorized to serve the Canadian market in accordance with these procedures.

With respect to the Canadian authorization for the Telesat Lightspeed constellation, as a result of delays in the Telesat Lightspeed program, Telesat will not meet the current, required milestones as set out in the authorization. Accordingly, Telesat intends to seek to amend the milestones in the authorization. There is no assurance that such amendment request will be approved.

In the U.S., the Federal Communications Commission (“FCC”) regulates the provision of satellite services to, from or within the U.S. Certain of Telesat’s satellites are owned and operated through a U.S. subsidiary and are licensed by the FCC. This includes Telstar 11N and Telstar 12 VANTAGE. With respect to market access, operators can apply to have their satellites either placed on the FCC’s Permitted Space Station List (for certain frequencies) or be granted a declaratory ruling (for other frequencies). Telesat’s Anik F1, Anik F1R, Anik F2, Anik F3, Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE satellites are currently authorized to serve the U.S. market in accordance with these procedures, and some of the frequencies on Telstar 18 VANTAGE have access to the U.S. market through an earth station authorization.

The Telesat Lightspeed constellation has also been granted U.S. market access. The parameters of Telesat’s current Ka-band Telesat Lightspeed constellation design differ from the parameters of the market access grant from the U.S., which grant was for 117 satellites, and the market access grant from the U.S. is subject to post-grant conditions, including a requirement for providing an updated showing on orbital debris mitigation based on final system design. Telesat applied on May 26, 2020, in the FCC’s second processing round for Ka-band systems, to modify its U.S. market access grant to match the parameters of the Telesat Lightspeed constellation design at the time, including an increase in the number of authorized satellites to operate an expanded constellation of 1,671 satellites. On October 26, 2023 Telesat submitted an amendment to its pending second round application to provide the modified system design being developed with MDA. In general, satellites authorized in a later processing round must protect satellites authorized in a previous processing round from interference. There is no assurance that Telesat’s modification application, as amended, will be approved or, if approved, that it will not have conditions that preclude Telesat from being able to deliver an acceptable level of service in the U.S. There is also no assurance that the updated showing on orbital debris mitigation for the current design will be approved.

In addition, Telesat’s U.S. first round market access grant for Telesat Lightspeed has deployment milestones that require a certain percentage of the authorized satellites to be in service by a specific date, which is also subject to bond requirements. See “Business — Regulation — United States Regulatory Environment.” As Telesat could not meet its first deployment milestone, on October 26, 2023 Telesat submitted a milestone extension request. If an extension is not granted, Telesat will lose its first processing round U.S. market access grant either entirely or as to any number of satellites above the number for which the extension is granted. Telesat has requested that if an extension is not granted the bond be ported to the second round application mentioned above. If such request is denied, Telesat would be required to forfeit the US$5 million bond. If Telesat were to lose its first processing round grant and if Telesat is not granted access to the U.S. market under a second processing round application, Telesat could be prevented from offering its services in the United States, which could adversely affect results of operations, business prospects and financial condition.

In Brazil, the national telecommunications agency, ANATEL, regulates the granting of exploitation and landing rights to the operation of Brazilian and foreign satellites and their use to transport telecommunication signals. Certain of Telesat’s satellites are operated through a Brazilian subsidiary and are regulated by ANATEL pursuant to Concession Agreements. This includes Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE. With respect to market access ANATEL has also accredited the provision of service by foreign operators. Telesat’s Telstar 12 VANTAGE and Anik G1 satellites, and the Telesat Lightspeed constellation, are currently authorized to serve the Brazil market in accordance with these procedures.

The parameters of Telesat’s current Ka band Telesat Lightspeed constellation design differ from the parameters of the accreditation from ANATEL, which was for 298 satellites, and the expected date for entry into operation has changed. Telesat provided a technical update to ANATEL on January 12, 2024 that reflects the new design of 192 satellites plus six spares, along with a request to extend the deadline for entry into operation of the Telesat Lightspeed constellation.

Telstar 18 VANTAGE operates at the 138° EL orbital location under agreements with APT Satellite Company Limited (“APT”), which has been granted the right to use frequencies at the 138° EL orbital location by The Kingdom of Tonga. The ViaSat-1 satellite at the 115° WL orbital location, which has been granted the right to use frequencies at the 115° WL orbital location by the United Kingdom regulatory agency, OFCOM, includes a payload that Telesat owns and operates. The rights to use certain frequencies on Telstar 12 VANTAGE, Telstar 18 VANTAGE and Telstar 19 VANTAGE have also been granted by OFCOM.

Regulatory regimes governing market access

In addition to regulatory requirements governing the use of frequencies, most countries regulate transmission of signals to and from their territory, and Telesat is required to obtain and maintain authorizations to carry on business in the countries in which it operates. While regulators impose successful coordination with domestic operators as a condition for market access by foreign satellite operators, the U.S., and recently Brazil and the U.K. OFCOM, have adopted different approaches.

A ruling by Brazil effective November 1, 2021 gives domestic, or “national priority” status to foreign satellite operators based on date of receipt of a market access request. Telesat is a foreign license applicant in Brazil and therefore will be required to coordinate with other NGSO operators that have sought market access in Brazil at an earlier date than Telesat.

The U.S. rules, which are agnostic to domestic versus foreign, impose band splitting during in-line interference events if NGSO operators from the same processing round are unable to reach a coordination agreement, and as stated above, generally require systems authorized in subsequent processing rounds to protect systems authorized in previous processing rounds. Under the FCC’s rules, the first operator to launch a Ka-band LEO satellite as part of its authorized constellation will be able to choose which portion of the spectrum it will use when spectrum is split during in-line interference events. While Telesat believes it launched its first Ka-band satellite before other first processing round systems launched theirs, other operators have taken the position that they were first to launch and the FCC has not issued any guidance as to how it will determine who was “first to launch.” There are uncertainties as to how the FCC will apply this rule and as a result, there can be no assurance that Telesat will be deemed first to launch. As a result, the amount of spectrum that may be available to Telesat for its Telesat Lightspeed constellation in the U.S. is uncertain. In addition, the FCC has an on-going rulemaking proceeding in which it is considering proposals to modify its NGSO spectrum sharing rules. There can be no assurance how the outcome of this proceeding will affect Telesat.

A ruling by OFCOM on December 10, 2021 states applicants for an NGSO network license must demonstrate the ability to coexist with existing NGSO licensees, and with other NGSO license applicants taking-into-account the order with which the application is received. There are uncertainties as to how OFCOM will apply this rule, as there is no internationally agreed methodology to demonstrate coexistence. Telesat received its Satellite (Earth Station Network) license pursuant to the U.K. Wireless Telegraphy Act 2006 on November 14, 2022.

It is possible that other jurisdictions may adopt the U.S., the U.K., or the Brazilian approach. Some of the spectrum utilized by the Telesat Lightspeed constellation is also allocated to terrestrial fixed and mobile services and GEO satellite services. Other portions of the spectrum Telesat plans to use are under consideration for being designated or have been designated for terrestrial fixed and mobile services. While some jurisdictions have established rules for sharing the spectrum, many jurisdictions have yet to address this issue. In addition, even under the international rules governing coordination between satellite systems, while the process for sharing spectrum is well established with respect to GEO systems, it is only now being implemented for the first time for large NGSO systems that provide broadband services. Because the coordination of NGSO systems is both highly technically complex and new, uncertainties exist about spectrum sharing, which may limit Telesat’s ability to operate and hence monetize its Lightspeed constellation. Consequently, Telesat’s ability to use shared spectrum for its Telesat Lightspeed constellation may be adversely impacted by new rules, the implementation of existing rules, or the absence of rules for spectrum sharing.

Potential impacts of failure to obtain or maintain authorizations and approvals

If Telesat fails to obtain or maintain particular authorizations on acceptable terms, such failure could delay or prevent it from offering some or all of its services and adversely affect results of operations, business prospects and financial condition. In particular, Telesat may not be able to obtain all of the required regulatory authorizations for the construction, launch and operation of any of its future satellites, for the spectrum for these satellites and for its ground infrastructure, on acceptable terms or at all. Even if it were able to obtain the necessary authorizations the licenses it obtains may impose significant operational restrictions, or not protect it from interference that could affect the use of its satellites. Countries or their regulatory authorities may adopt new laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, that could cause Telesat’s existing authorizations to be changed or cancelled, require it to incur additional costs, impose or change existing pricing, or otherwise adversely affect operations or revenues. As a result, any currently held regulatory authorizations are subject to rescission and renewal and may not remain sufficient or additional authorizations may be necessary that it may not be able to obtain on a timely basis or on terms that are not unduly costly or burdensome. Further, because the regulatory schemes vary by country, Telesat may be subject to regulations in foreign countries of which it not presently aware that it is not in compliance with, and as a result could be subject to sanctions by a foreign government.

Other potential regulatory impacts

In a number of countries, regulators are considering and may adopt new spectrum allocations for terrestrial mobile broadband and 5G, including in bands that are currently allocated to satellite services. New spectrum allocations may require satellite operators to vacate or share spectrum and may limit the spectrum that is available for satellite services, which could adversely impact Telesat’s business.

There are certain risks that have been raised in connection with the deployment of LEO constellations, including ensuring equitable access to orbit and associated spectrum resources, the potential for increased orbital debris and “light pollution” associated with light reflecting off satellites in the night sky. In a number of countries, regulators are considering and may adopt regulations to ensure the sustainable use of orbit and spectrum resources by satellites. For example, the European Commission is developing an EU Space Law which may contain design requirements for satellites, the compliance with which would be needed for obtaining the right to serve a country within the EU; the United States has an open proceeding (“Mitigation of Orbital Debris in the New Space Age”,

see IB Docket No. 18-313) through which new requirements aimed at reducing orbital debris may be applied to NGSO satellite systems seeking US market access; the United Kingdom published a consultation to seek comments on whether space sustainability requirements should be tied to the authorization to operate a U.K.-licensed spacecraft; the International Telecommunications Union (ITU) is expected to carry out studies with a focus on the prevention of harmful interference, and ensuring the rational, equitable, efficient and economical use of the radiofrequency spectrum and associated orbit resources (see Resolution ITU-R 74 (RA-23)); and, the United Nations Office for Outer Space Activities (UNOOSA), through its Committee on the Peaceful Uses of Outer Space (COPUOS), is expected to further develop its “Guidelines for the Long-Term Sustainability of Outer Space Activities” first published in 2019. Certain of these laws and regulations address risks related to generating orbital debris. Because of the altitude of the orbits used by Telesat Lightspeed, a failed Telesat Lightspeed satellite will take longer to de-orbit and re-enter the Earth’s atmosphere through natural atmospheric drag, than our competitors who have deployed, or will be deploying, their satellites in lower altitude orbits. The increased de-orbit time of the Telesat Lightspeed satellites could make it harder to comply with any new orbital debris regulations that may be developed at national, regional or international levels. To the extent that governments impose restrictions or additional regulations to address any of these concerns regarding LEO constellations, it may adversely impact Telesat’s ability to successfully deploy the Telesat Lightspeed constellation.

The export from the U.S. of satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Department of Commerce and Department of the Treasury regulations, in particular the International Traffic in Arms Regulations (“ITAR”), which currently include satellites on the list of items requiring export permits. These ITAR provisions may constrain Telesat’s access to technical information and may have a negative impact on Telesat’s international consulting revenues. In addition, Telesat and its satellite manufacturers may not be able to obtain and maintain necessary export authorizations, which could adversely affect its ability to procure new U.S.-manufactured satellites; control existing satellites; acquire launch services; obtain insurance and pursue its rights under insurance policies; or conduct its satellite-related operations and consulting activities.

Telesat’s operations may be limited or precluded by ITU rules or processes, including deployment milestones and timelines, and/or by the requirement to coordinate its operations with those of other satellite operators, and/or by the requirement to meet power limits to protect GEO

ITU requirements and interaction with other operators’ filings

The ITU, the United Nations specialized agency for information and communication technologies, regulates the global allocation of radio frequency spectrum and the registration of radio frequency assignments at any associated satellite orbit. Telesat participates in the activities of the ITU as an industry sector member; however, only member states (i.e. national administrations) can apply for radio frequency assignments at the ITU. Consequently, Telesat must rely on the relevant government administrations to represent its interests and secure frequency assignments, which are then licensed to Telesat by that administration.

Access to the radio frequency spectrum is governed by the ITU Radio Regulations, established in accordance with an international treaty, which contains the rules concerning frequency allocations and the procedure to obtain rights to use radio frequency assignments. The ITU Radio Regulations are periodically reviewed and revised at World Radiocommunication Conferences, which take place typically every four years. Terrestrial operators are increasingly seeking additional radio frequency assignments, including frequencies currently designated for exclusive or shared use by satellite systems, to support the increasing demand for terrestrial services. As a result, Telesat cannot guarantee that the ITU will not change its allocation decisions and rules in the future in a way that could limit or preclude Telesat’s use of some or all of Telesat’s existing or future spectrum.

The ITU Radio Regulations define the coordination, notification and recording procedures to obtain rights to use frequencies, with the aim to secure entry of the frequencies in the Master International Frequency Register (“MIFR”), including those frequencies used by Telesat’s GEO satellites, and Telesat’s planned Lightspeed constellation.

In most of the frequency bands used or intended to be used by Telesat, a “first-come, first-served” procedure applies among GEO networks or among NGSO systems whereby earlier-registered GEO networks are protected from interference due to later-registered GEO networks and earlier-registered NGSO systems are protected from interference due to later-registered NGSO systems. In order to comply with these rules, Telesat must coordinate the operation of its satellites, including any replacement satellite that has performance characteristics that are different from those of the satellite it replaces, with other satellites. This process requires potentially lengthy and costly negotiations with parties who operate or intend to operate satellites that could affect or be affected by its satellites. The failure to reach an appropriate arrangement with such satellite operators may render it impossible to secure entry of the frequencies into the MIFR and result in substantial restrictions on the use and operations of our existing satellites.

In the event there is no coordination agreement and interference occurs, the later-in-time system (i.e. the system operating under the ITU filing with lower priority) is obliged to cease causing interference. The ITU rules permit systems to operate on a “non-interference” basis. Among GEO networks there exists at the ITU an agreed methodology to calculate the maximum allowed interference; however, when an NGSO system is involved, so far there is no agreed methodology to determine how much interference a lower priority system can cause and still qualify as operating on a “non-interference” basis. Thus, it is not yet known either how much interference higher priority systems will be subject to from lower priority systems operating on a non-interference basis nor how large an operating impediment it will be for lower priority systems to operate on a non-interference basis. In addition, while the ITU Radio Regulations may require later-in-time systems to coordinate their operations with Telesat, it cannot guarantee that other operators will conduct their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that Telesat, or its customers, transmit. In the extreme, this interference could require Telesat to take steps, or pay or refund amounts to customers that could have a material adverse effect on results of operations, business prospects and financial condition.

Between NGSO systems and GEO networks, in some cases a “first-come, first-served” procedure applies, and the discussion above is applicable. In other cases, NGSO must protect GEO regardless of the timing of the applications by meeting maximum power levels. Telesat Lightspeed can meet those power levels based on the current approach by the ITU to examine compliance; however, the approach to examine compliance may be updated following the results of technical studies commissioned by the 2023 World Radiocommunication Conference and to be completed in 2027. If certain proposed methods of testing compliance are adopted Telesat Lightspeed could be obliged to reduce power levels, and, depending on the degree of required power reduction, the system capacity could be impacted.

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

ITU deployment milestones and timelines

Telesat’s in-orbit satellites do not currently occupy all of the GEO locations for which Telesat has obtained spectrum authorizations. In some cases, the Telesat satellite that occupies a GEO location is not designed to use all of the frequency spectrum for which it has been authorized. Similarly, Telesat has been granted regulatory authorizations for certain spectrum in NGSO orbits that are not yet occupied at all or in which the full complement of satellites have not yet been deployed.

In accordance with the ITU Radio Regulations, governments have rights to use radio frequency assignments at certain GEO orbital locations and in NGSO orbits. Certain of these governments have, in turn, authorized Telesat to use these radio frequency assignments. Under the ITU Radio Regulations, Telesat must bring-into-use (“BIU”) these frequency assignments within a fixed period of time, or the governments in question would lose their international rights, and the frequencies at the GEO orbital location or in the NGSO orbit likely would become available for use by another satellite operator. Once brought into use, the ITU rules require that there not be a period longer than three years without a satellite on-station that is capable of operating under the orbital parameters of a filing.

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

If Telesat is unable to place satellites at GEO locations or into NGSO orbits in a manner that satisfies the ITU Radio Regulations and national regulatory requirements, or if the ITU or national regulatory requirements were to change, or if it is unable to maintain satellites or make use of all of the spectrum for which it has been authorized at the GEO locations that it currently uses, Telesat may lose its rights to use these orbital resources and they would become available for other satellite operators to use. The loss of one or more of its orbital resources could negatively affect its plans and ability to implement its business strategy.

Telesat has a number of ITU filings which have lower priority than those of certain other Ka-band LEO operators. Operation under a later-in-time filing may put Telesat at a disadvantage with respect to operators having earlier-in-time filings, in the coordination process.

If Telesat does not obtain required security clearances from, and comply with any agreements entered into with, the U.S. DoD, or if Telesat does not comply with U.S. law, Telesat may not be able to continue to sell Telesat LEO services to the U.S. government.

To participate in classified U.S. government programs, Telesat may seek and obtain security clearances for one or more of its subsidiaries from the U.S. Department of Defense (“DoD”). Given Telesat’s non-U.S. domestication, Telesat has entered into agreements with the U.S. government that may limit its ability to control the operations of this subsidiary, as required under the national security laws and regulations of the U.S. If Telesat does not obtain and maintain these security arrangements, Telesat’s ability to sell LEO services to the U.S. government will be limited. As a result, Telesat’s business could be materially and adversely affected.

Risks Relating to Telesat’s Liquidity and Capital Resources

Telesat’s level of indebtedness may increase and reduce its financial flexibility.

Telesat has a significant amount of debt. As at December 31, 2023, it had total debt of $3,199.2 million and up to US$200.0 million of unused available revolving capacity under the Senior Secured Credit Facilities (not giving effect to $0.2 million of outstanding letters of credit). Telesat may incur additional debt in the future. The terms of Telesat’s Senior Secured Credit Facilities, the indenture governing its Senior Secured Notes, the indenture governing its 2026 Senior Secured Notes and the indenture governing its Senior Notes will allow it to incur substantial amounts of additional debt, subject to certain limitations. Its borrowings, current and future, will require interest payments and need to be repaid or refinanced, could require it to divert funds identified for other purposes to debt service and could create additional cash demands or impair its liquidity position and add financial risk for it. Diverting funds identified for other purposes for debt service may adversely affect Telesat’s business and growth prospects. If it cannot generate sufficient cash flow from operations to service its debt, it may need to refinance its debt at higher rates, dispose of assets, reduce or delay expenditures or issue equity to obtain necessary funds. Telesat does not know whether it would be able to take any of these actions on a timely basis, on terms satisfactory to it or at all.

Telesat’s substantial amount of debt may have important consequences. For example, it may: make it more difficult for it to satisfy its obligations under the Senior Secured Credit Facilities, the Senior Secured Notes the 2026 Senior Secured Notes and the Senior Notes; increase its vulnerability to general adverse economic and industry conditions; require it to dedicate a substantial portion of its cash flow from operations to make interest and principal payments on its debt, thereby limiting the availability of its cash flow to fund future capital expenditures, working capital and other general corporate requirements; limit its flexibility in planning for, or reacting to, changes in its business and in the industries that it services; place it at a competitive disadvantage compared with competitors that have less debt; and limit its ability to borrow additional funds, even when necessary to maintain adequate liquidity.

In addition to its debt service obligations, its operations require material expenditures on a continuing basis. Telesat’s ability to make scheduled debt payments, to refinance its obligations with respect to its indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of its operating assets and properties, as well as its capacity to fund the growth of its business, depends on its financial and operating performance.

General economic conditions and financial, business and other factors affect operations and future performance. Many of these factors are beyond Telesat’s control. Telesat may not be able to generate sufficient cash flows to pay the interest on its debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.

The agreements governing Telesat’s debt, including the indentures governing its Senior Secured Notes, 2026 Senior Secured Notes, and Senior Notes and the credit agreement governing its Senior Secured Credit Facilities, contain various covenants that impose restrictions on it that may affect its ability to operate its business.

The agreements governing Telesat’s debt, including the indentures governing its Senior Secured Notes, the 2026 Senior Secured Notes and the Senior Notes and the Credit Agreement, impose operating and financial restrictions on its activities. For example, the Revolving Credit Facility requires it to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly when its Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount. These indentures, the Credit Agreement and future debt agreements may also limit or prohibit its ability to, among other things:

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

•        sell or exchange assets;

•        modify or cancel Telesat’s satellite insurance;

•        enter into certain transactions with affiliates; and

•        effect mergers, consolidations, amalgamations and transfers of all or substantially all assets.

These restrictions on Telesat’s ability to operate its business could seriously harm its business by, among other things, limiting its ability to take advantage of financing, merger and acquisition and other corporate opportunities.

Various risks, uncertainties and events beyond Telesat’s control could affect its ability to comply with these covenants and maintain this financial ratio. Failure to comply with any of the covenants in its existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, Telesat might not have sufficient funds or other resources to satisfy all of its obligations, including its obligations under the Senior Secured Notes, the 2026 Senior Secured Notes or the Senior Notes.

Telesat’s unrestricted subsidiaries are expected to incur substantial additional debt secured by substantially all of the assets related to the Lightspeed constellation.

The agreements governing Telesat’s debt permit it to designate one or more of its restricted subsidiaries as unrestricted subsidiaries, subject to certain conditions. Certain of Telesat’s subsidiaries have been designated as unrestricted subsidiaries pursuant to those debt agreements. As a result, the covenants described above are not applicable to such subsidiaries. Telesat is developing, and intends to fund, construct and operate, its Lightspeed constellation, in one or more of its unrestricted subsidiaries. If the Lightspeed constellation program proceeds, these unrestricted subsidiaries are expected to incur substantial additional debt which would be secured by substantially all of the assets related to the Lightspeed constellation.

The limitations imposed by financing agreements on Telesat’s ability to incur additional debt and to take other actions might significantly impair its ability to obtain other financing. To service its debt and to fund planned capital expenditures, Telesat will require a significant amount of cash, which may not be available.

Telesat’s ability to make payments on, or repay or refinance its debt, including its Senior Secured Notes, the 2026 Senior Secured Notes and Senior Notes, and to fund planned capital expenditures will depend largely upon its future operating performance. Telesat’s future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. In addition, Telesat’s ability to borrow funds in the future to make payments on its debt will depend on the satisfaction of the covenants in the Senior Secured Credit Facilities, in the indentures governing its Senior Secured Notes, its 2026 Senior Secured Notes and its Senior Notes and other agreements it may enter into in the future. In addition, if its Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, it will be required to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default under the Revolving Credit Facility. These indentures and the Credit Agreement contain limitations on its ability to incur additional debt. Telesat cannot assure you that its business will generate sufficient cash flow from operations or that future borrowings will be available to it under the Senior Secured Credit Facilities or from other sources in an amount sufficient to enable it to pay its debt, including its Senior Secured Notes, its 2026 Senior Secured Notes and its Senior Notes, or to fund its other liquidity needs. As of December 31, 2023, it had US$200.0 million of unused available revolving capacity under its Senior Secured Credit Facilities (not giving effect to $0.2 million of outstanding letters of credit). In addition, Telesat’s ability to raise additional capital to refinance its debt or to fund its operations is dependent on capital market conditions.

If Telesat’s cash flows and capital resources are insufficient to service its indebtedness, it may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance its indebtedness, including its Senior Secured Notes, its 2026 Senior Secured Notes and its Senior Notes. These alternative measures may not be successful and may not permit it to meet its scheduled debt service obligations. Telesat’s ability to restructure or refinance its debt will depend on the condition of the capital markets and its financial condition at such time. Any refinancing of its debt could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict its business operations. In addition, the terms of existing or future debt agreements, including the Senior Secured Credit Facilities, the indentures governing its Senior Secured Notes, its 2026 Senior Secured Notes and its Senior Notes, may restrict Telesat from adopting some of these alternatives. In the absence of such operating results and resources, it could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations. It may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that Telesat could realize from any such dispositions may not be adequate to meet its debt service obligations then due.

Telesat may not be able to generate sufficient cash to service all of its indebtedness, and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful.

Telesat’s ability to make scheduled payments on or refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. Telesat may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness, including its Senior Secured Notes, its 2026 Senior Secured Notes and its Senior Notes.

If Telesat’s cash flow and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness, including its Senior Secured Notes, its 2026 Senior Secured Notes and its Senior Notes. Future issuances of equity would dilute the ownership position of shareholders of Telesat and unitholders of Telesat Partnership. Telesat may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations. The Credit Agreement, the indentures governing the Senior Secured Notes, the 2026 Senior Secured Notes and the Senior Notes restrict its ability to dispose of assets and use the proceeds from those dispositions and may also restrict its ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. Telesat may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Telesat’s inability to generate sufficient cash flow to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its financial position and results of operations and its ability to satisfy its obligations under its Senior Secured Notes, its 2026 Senior Secured Notes and its Senior Notes.

If Telesat cannot make scheduled payments on its debt, it will be in default and holders of its Senior Secured Notes, its 2026 Senior Secured Notes and its Senior Notes could declare all outstanding principal and interest to be due and payable, the lenders under the Senior Secured Credit Facilities could terminate their commitments to loan money and declare all principal and interest to be due and payable, its secured lenders (including the lenders under the Senior Secured Credit Facilities, the Senior Secured Notes and the 2026 Senior Secured Notes) could foreclose against the assets securing their borrowings and Telesat could be forced into bankruptcy or liquidation (as and to the extent applicable to Telesat).

A lowering or withdrawal of the ratings assigned to Telesat’s Senior Secured Notes, Telesat’s 2026 Senior Secured Notes or Telesat’s Senior Notes by rating agencies may increase Telesat’s future borrowing costs and reduce Telesat’s access to capital.

Telesat’s ability to access capital markets is important to its ability to operate Telesat’s business. Increased scrutiny of the satellite industry and the impact of regulation, as well as changes in Telesat’s financial performance and unfavorable conditions in the capital markets could result in credit agencies reexamining Telesat’s credit ratings.

Telesat’s Senior Secured Notes, Telesat’s 2026 Senior Secured Notes and Telesat’s Senior Notes have a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A downgrade in Telesat’s credit ratings could restrict or discontinue Telesat’s ability to access capital markets at attractive rates and increase Telesat’s borrowing costs. There can be no assurance that any rating assigned to any of Telesat’s debt securities will remain in effect for any given period of time or that any such ratings will not be lowered, suspended or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances so warrant.

In 2022, Telesat’s credit rating was lowered by the credit ratings agencies, and it is possible that a further lowering of its credit rating may occur in the future. The credit rating agencies have also previously denoted Telesat as being in “selective default” as a result of having repurchased a portion its debt and they may do so again in the future. Absent an improvement in our ratings, the lowering of Telesat’s credit rating, and any future lowering of Telesat’s credit ratings, may make it more difficult or more expensive for Telesat to obtain additional debt financing or refinance its current debt. Moreover, real or anticipated changes in Telesat’s credit ratings will generally affect the market value of Telesat’s Senior Secured Notes, Telesat’s 2026 Senior Secured Notes and Telesat’s Senior Notes. In 2022, the market value of Telesat’s Senior Secured Notes, Telesat’s 2026 Senior Secured Notes and Telesat’s Senior Notes significantly decreased. Such decreases, and any future decreases in market value that may occur, may make it more difficult or more expensive for Telesat to obtain additional debt financing or refinance its current debt.

Telesat’s variable rate indebtedness subjects Telesat to interest rate risk, which could cause Telesat’s debt service obligations to increase significantly.

Borrowings under the Senior Secured Credit Facilities will be at variable rates of interest and will expose Telesat to interest rate risk. Assuming all revolving loans are fully drawn, each quarter percentage point change in interest rates would result in a $5.1 million change in interest expense on indebtedness under the Senior Secured Credit Facilities for the year ended December 31, 2023. Telesat has entered into, and in the future Telesat may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, Telesat may not maintain interest rate swaps with respect to all or any of its variable rate indebtedness, and any swaps Telesat enters into may not fully mitigate Telesat’s interest rate risk, may prove disadvantageous or may create additional risks.

Risks Relating to the Ownership of Telesat Public Shares and Telesat Partnership Units

Each of MHR and PSP Investments have substantial governance rights over Telesat, and their interests may conflict with or differ from the interests of the other Telesat shareholders.

Telesat’s governing documents contain special rights of each of MHR and PSP Investments to veto or participate in certain activities of Telesat. Such rights include, without limitation, the ability of each of MHR and PSP Investments to veto certain proposed changes to be taken by Telesat, including making changes to its respective organizational documents, the declaration and payment of non-pro rata dividends and certain tax or accounting elections. These documents also provide, among other things, for MHR and PSP Investments to each designate three directors to Telesat’s board of directors. See the sections of this annual report entitled “Composition of the Telesat Corporation Board and Committees” and “Related Party Transactions — Investor Rights Agreements” for additional information on the negotiated rights of MHR and PSP Investments. The interests of either or both of MHR and PSP Investments may diverge from those of other Telesat shareholders, and each may exercise its respective voting and other rights in a manner adverse to the interests of such other holders.

Each of MHR and PSP Investments have significant voting power in Telesat and their interests may conflict with or differ from the interests of the other Telesat shareholders.

Both MHR and PSP Investments, and their affiliates, maintain significant voting interests in Telesat. The voting interests of each of MHR and PSP Investments, along with their governance rights, provide MHR and PSP with substantial control over Telesat. As a result, MHR and PSP Investments will have the ability to influence many matters affecting Telesat and actions may be taken that other shareholders may not view as beneficial or align with their interests. Additionally, the market price of the Telesat Public Shares could be adversely effected due to the significant control exercised by MHR and PSP Investments. Such control may also discourage transactions involving an offer for control of Telesat in which an investor may otherwise receive a premium for its Telesat Public Shares over the then-current market price, or discourage competing proposals if a going private transaction or change of control transaction is proposed by either MHR or PSP Investments.

The vote of the holders of Class B Variable Voting Shares voting with respect to a particular matter may be diluted by the Golden Share.

In order to maintain Telesat’s status as Canadian, the Telesat Articles employ a variable voting mechanism by way of, amongst other controls, the “Golden Share,” as discussed further in Exhibit 2.6 under the section “Meetings of Shareholders and Voting Rights — Golden Share Mechanic.” The voting power attributed to the Golden Share will vary to ensure that the aggregate number of votes cast by Canadians, including Red Isle, with respect to a particular matter, will equal a simple majority of all votes cast in respect of such matter, resulting in the dilution of the voting power of Telesat’s non-Canadian shareholders. Moreover, if a person who is not Canadian controls one-third or more of the votes of the Telesat Corporation Shares and the Telesat Partnership Units, any voting power of that shareholder in excess of one-third of the voting power (less one vote) of the Telesat Corporation Shares will be attributed to the Golden Share and voted by the Trustee as provided in the Telesat Articles.

Telesat may raise additional funds through the sale of equity, which may be highly dilutive, may include terms with preferences that could adversely affect the rights of the shareholders of Telesat and/or may cause the market price of Telesat Public Shares to decline.

Telesat may raise additional equity capital to fund Telesat Lightspeed, including through the issuance of Telesat Corporation Shares or other equity interests of Telesat or any one or more of its subsidiaries. Telesat is currently in discussions with third parties regarding the sale of equity in its unrestricted subsidiaries that will own, operate and commercialize the Telesat Lightspeed constellation. Any such future issuance by Telesat and/or its subsidiaries could result in potential substantial ownership dilution to the shareholders of Telesat, which is not reflected in the beneficial ownership calculations presented in this annual report. In addition, newly issued securities may include liquidation or other preferences that could adversely affect the rights of the shareholders of Telesat and/or holders of Telesat Partnership Units. Furthermore, the future issuance of additional securities, whether equity or debt, by Telesat and/or its subsidiaries, or the perception that these issuances may occur, may cause the market price of the Telesat Public Shares to decline. This could also impair the ability of Telesat and/or its subsidiaries to raise additional capital through the sale of securities.

There is no assurance that Telesat and/or its subsidiaries will be able to obtain additional funding on acceptable terms or at all. It is not certain what effect, if any, that future sales or issuances of Telesat Corporation Shares or other equity interests of Telesat or any one or more of its subsidiaries will have on the trading price of Telesat Public Shares.

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

The governance documents of Telesat and Telesat Partnership provide for the holders of Telesat Partnership Units to elect to exchange their interests generally on a 1:1 basis (subject to the terms described in Exhibit 2.6 entitled “Meetings of Shareholders and Voting Rights — Golden Share Mechanic”) into the corresponding class of Telesat Corporation Shares at such holder’s election. Any such exchange will be facilitated by a third-party exchange agent engaged by Telesat for this purpose, and is expected to settle within two U.S. business days (T+2). Because the parties have no control over this third party but are relying on the exchange agent to complete each exchange, the timing of settlement cannot be guaranteed.

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

Telesat has certain indemnification obligations and additional obligations to PSP Investments, which in certain circumstances will be uncapped and may result in dilution to the then other shareholders of Telesat.

Telesat and Telesat CanHoldco have indemnified PSP Investments on a grossed-up basis for PSP Investments’ pro rata share of costs relating to: (a) certain losses and litigation proceedings related to the Transaction, (b) certain losses with regard to Loral and out-of-pocket expenses of Loral and (c) certain tax matters. This indemnification will be (i) independent of the accuracy of the underlying representations and warranties and (ii) subject to additional, customary limitations. In the case of indemnification for certain tax matters only, there will be a cap of US$50,000,000 (other than with respect to defense costs and gross-up payments) and all other indemnification obligations will be uncapped. In addition, as provided in the Transaction Agreement, these indemnification obligations may be satisfied in the form of cash, unless, upon the determination of the board of directors of Telesat, making such cash payment would unduly constrain the liquidity needs of the go-forward business, in which case such indemnification obligations may be satisfied by issuing Class C Shares valued at the 30-day volume-weighted average price (“VWAP”) as of the date on which such payment is required to be made. Any such issuance of Class C Shares to Red Isle may result in dilution to the other shareholders of Telesat.

There is no assurance that Telesat will pay any cash dividends for the foreseeable future or that investors will realize gains on Telesat Public Shares.

Any determination to pay dividends in the future will be at the discretion of Telesat’s board of directors, as described in Exhibit 2.6 under “Dividend Entitlements,” and will depend upon results of operations, financial condition, contractual restrictions, including agreements governing its debt and equity financing and any future indebtedness it may incur, restrictions imposed by applicable law and other factors Telesat’s board of directors deems relevant. The current expectation is that in the near term Telesat will not pay dividends, but will retain its cash on hand for the purpose of funding the Lightspeed constellation, funding other capital investments and/or paying down debt. Realization of a gain on the Telesat Public Shares will depend on the appreciation of the price of Telesat Public Shares, which may never occur. See “Dividend Policy.”

In certain circumstances, a limited partner of Telesat Partnership may lose its limited liability status.

The Limited Partnerships Act (Ontario) (“Limited Partnerships Act”) provides that a limited partner benefits from limited liability unless, in addition to exercising rights and powers as a limited partner, such limited partner takes part in the control of the business of a limited partnership of which such limited partner is a partner. Subject to the provisions of the Limited Partnerships Act and of similar legislation in other jurisdictions of Canada, the liability of each limited partner of Telesat Partnership for the debts, liabilities and obligations of Telesat Partnership will be limited to such limited partner’s capital contribution, plus such limited partner’s share of any undistributed income of Telesat Partnership.

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

The market price of the Telesat Public Shares may be volatile and may be affected by market conditions beyond Telesat’s control.

The market price of the Telesat Public Shares is subject to significant fluctuations in response to, among other factors:

•        variations in Telesat’s operating results and market conditions specific to companies in the satellite services industry;

•        changes in financial estimates or recommendations by securities analysts;

•        announcements of innovations or new products or services by Telesat or its competitors;

•        the emergence of new competitors;

•        operating and market price performance of other companies that investors deem comparable;

•        changes in Telesat’s board or management;

•        sales or purchases of the Telesat Public Shares by insiders;

•        commencement of, or involvement in, litigation;

•        changes in governmental regulations; and

•        general economic conditions and slow or negative growth of related markets.

In addition, if the market for stocks in Telesat’s industry experiences a loss of investor confidence, the market price of the Telesat Public Shares could decline for reasons unrelated to Telesat’s business, financial condition or results of operations.

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

In addition, if any of the foregoing occurs, it could not only cause the price of the Telesat Public Shares to fall but also may expose Telesat to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to the board of directors and management.

As a “foreign private issuer” under the rules and regulations of the SEC, Telesat is permitted to file less or different information with the SEC than a company incorporated in the U.S. or otherwise subject to these rules, and will follow certain home country corporate governance practices in lieu of certain NASDAQ requirements applicable to U.S. issuers.

Telesat is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, Telesat is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. Telesat currently prepares its financial statements in accordance with IFRS. Telesat is not required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. Telesat is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders.

Telesat’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Telesat’s securities.

In addition, as a foreign private issuer, Telesat follows certain home country corporate governance practices in lieu of certain exchange requirements. A foreign private issuer must disclose in its Annual Reports filed with the SEC each exchange listing requirement with which it does not comply followed by a description of its applicable home country practice.

Telesat could lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of Telesat’s outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of Telesat’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Telesat’s assets are located in the U.S.; or (iii) Telesat’s business is administered principally in the U.S. If Telesat loses its status as a foreign private issuer, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a U.S. domestic issuer. If this were to happen, Telesat would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Telesat’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

The Telesat Articles provide that the courts of British Columbia will be the sole and exclusive forum for certain shareholder litigation matters, which could limit the ability of holders of Telesat Shares to choose a judicial forum for disputes with Telesat or its directors and officers.

Under the Telesat Articles, unless Telesat consents in writing to the selection of an alternative forum, the courts of British Columbia will be the exclusive jurisdiction for (a) any derivative action or proceeding brought on behalf of Telesat; (b) any action or proceeding asserting a breach of a fiduciary duty owed to Telesat by any director, officer, or other employee of Telesat; (c) any action or proceeding asserting a claim arising pursuant to any provision of the BCBCA or the Telesat Articles; or (d) any action or proceeding asserting a claim otherwise related to the relationships among Telesat, its subsidiaries and its and their respective shareholders, directors and officers (but excluding claims related to the business of Telesat or its subsidiaries). The Telesat Articles further provide that if a shareholder commences an action outside of the courts of British Columbia, the shareholder will be deemed to consent to (i) the jurisdiction of the British Columbia courts and (ii) service on a shareholder being made by service on such shareholder’s counsel (in lieu of such shareholder), in respect of such action. While these provisions are intended to provide increased consistency in the application of law in the types of lawsuits to which it applies, as a result of these provisions, a U.S. shareholder may be forced to pursue such claims in the courts of British Columbia, which may entail added expense, compliance with an unfamiliar foreign legal regime, and difficulty in enforcing a judgment against non-Canadian persons.

The foregoing provisions should not apply to other types of suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which United States federal courts have exclusive jurisdiction. Further, under the Securities Act, federal and state courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and equity holders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, a court may determine that this provision is unenforceable to the extent it relates to such laws, rules and regulations, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against Telesat’s directors and officers.

The Telesat Articles include a renunciation of certain business opportunities which could enable related parties to benefit from business opportunities that might otherwise be available to Telesat.

The Telesat Articles provide for the renunciation of certain enumerated business opportunities by Telesat and its subsidiaries. This includes an acknowledgement by Telesat that (i) its directors, (ii) its shareholders that employ, retain or are otherwise associated with, or designate or nominate, directors, and/or (iii) their affiliates, may become aware, from time to time, of certain business opportunities (such as investment opportunities) and may direct such opportunities to other businesses in which they have invested, with no obligation to make Telesat aware of any business opportunities that have been renounced by Telesat. Further, such businesses, including entities in which MHR and PSP Investments invest, may choose to compete with Telesat for renounced business opportunities and for business opportunities that have been separately discovered by the directors and their related parties, possibly causing these opportunities to not be available to Telesat or causing them to be more expensive for Telesat to pursue. These potential conflicts of interest could adversely impact Telesat’s business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for the benefit of Telesat.

Risks Relating to Tax Matters

U.S. Tax Risks

Telesat or Telesat Partnership could be treated as a U.S. corporation for U.S. federal income tax purposes.

Telesat and Telesat Partnership are classified as a non-U.S. corporation and a non-U.S. partnership, respectively, under general rules of U.S. federal income taxation. Unlike U.S. persons, who are generally subject to U.S. tax on worldwide income, non-U.S. persons are subject to U.S. income tax only on certain income from U.S. sources and from conducting business. Section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”), and certain regulatory provisions promulgated under Section 7874, however, contain rules that, if applicable, could cause Telesat or Telesat Partnership to be taxed as a U.S. corporation for U.S. federal income tax purposes.

This treatment would apply only if (i) Telesat or Telesat Partnership acquired substantially all of the stock or assets of Loral (the “Acquisition Requirement”), (ii) following the acquisition, former shareholders of Loral own at least 80% of Telesat or Telesat Partnership by reason of their ownership of stock of Loral (the “80% Ownership Test”), (iii) the level of business activities conducted by Telesat or Telesat Partnership and its affiliates in Canada did not satisfy a certain minimum threshold level of activity (“Substantial Business Activities”), and (iv) in the case of Telesat Partnership, it is treated as a publicly traded partnership. These statutory and regulatory rules are complex and there is little administrative guidance regarding their application.

Prior to consummation of the Transaction, Loral received an opinion from special tax counsel that upon consummation of the Transaction, neither Telesat nor Telesat Partnership should be taxed as a U.S. corporation. Such opinion, however, provides no assurance that the IRS may not take a position contrary to the opinion or that a court considering the issue may not hold otherwise. Further, such opinion does not consider any legislative proposals to lower the threshold for the 80% Ownership Test to 50% (or some other percentage). While the Transaction Agreement was entered into on November 23, 2020, it is possible that such legislative proposals, if enacted, might be applied on a retroactive basis, with no grandfather clause for transactions executed pursuant to a binding commitment entered into prior to such legislation’s enactment.

If it were determined that Telesat or Telesat Partnership should be taxed as a U.S. corporation for U.S. federal income tax purposes, Telesat or Telesat Partnership, as applicable, would be subject to U.S. federal tax return filing requirements and would be subject to U.S. tax on its worldwide income. Any foreign taxes, including Canadian taxes, paid by it would be creditable subject to several limitations, which could be material limitations.

Telesat or Telesat Partnership could be treated as a surrogate foreign corporation for U.S. federal income tax purposes and Loral could be treated as an expatriated entity, which might have adverse U.S. tax consequences for Loral and for shareholders of Telesat.

Even if neither Telesat nor Telesat Partnership is treated as a U.S. corporation as described above, Section 7874 of the Code and the associated regulations contain an alternative set of rules that could result in Telesat or Telesat Partnership being treated as a “surrogate foreign corporation,” and Loral being treated as an expatriated entity, if (i) the Acquisition Requirement is satisfied, (ii) following the acquisition, former shareholders of Loral own at least 60% of Telesat or Telesat Partnership by reason of their ownership of Loral stock (the “60% Ownership Test”), (iii) Telesat or Telesat Partnership does not have Substantial Business Activities in Canada, and (iv), in the case of Telesat Partnership, it is treated as a publicly traded partnership.

Prior to consummation of the transaction, Loral received an opinion from special tax counsel that, though it is not free from doubt, Telesat should not be treated as a surrogate foreign corporation. As mentioned above, Loral also received an opinion that Telesat Partnership should neither be treated as a publicly traded partnership, nor, accordingly, a surrogate foreign corporation. If Telesat Partnership were treated as a publicly traded partnership, it would be treated as a surrogate foreign corporation effective as of the consummation of the Transaction.

Special tax counsel’s opinion described above does not provide assurance that the IRS will not take a contrary position or that a court considering the issue would not hold otherwise. If it were determined that Telesat and/or Telesat Partnership should be treated as a surrogate foreign corporation and Loral should be treated as an expatriated entity, Loral would be subject to limitation as to the use of net operating losses and foreign tax credits to offset certain gain recognized in periods on or after the date of the Transaction. It is not anticipated that Loral will realize any material amount of gain upon or subsequent to the Transaction. If it did, however, the limitation as to the use of net operating losses and foreign tax credits could increase its potential U.S. tax liability.

Absent a change in facts and circumstances or law, it is anticipated that Telesat will eventually become a surrogate foreign corporation, and that Loral will become an expatriated entity, upon the exchange of a sufficient number of Telesat Partnership Units for Telesat Public Shares to cause both the 60% Ownership Test and the Acquisition Requirement to be satisfied. Moreover, if Loral were determined to be an expatriated entity before December 22, 2027, Loral would be required to recapture the deduction it claimed on its 2017 U.S. federal income tax return under Section 965(c) of the Code and to pay additional tax in an amount equal to 35% of the amount of such deduction. It is anticipated that the amount of such recapture would be US$38,500,000. Consequently, such recapture would substantially increase Loral’s U.S. federal income tax liability for the year in which it was determined to be an expatriated entity. Under the terms of the Transaction Agreement, PSP Investments may be entitled to a grossed-up indemnification payment for its pro rata share of such tax.

In addition, if Telesat were determined to be a surrogate foreign corporation, dividends paid by Telesat would not be treated as qualified dividend income under Section 1(h)(11) of the Code. Accordingly, non-corporate U.S. shareholders of Telesat would be subject to tax on such dividends at ordinary income rates of up to 37%, and not at the preferential 20% rate applicable under Section 1(h)(11) of the Code.

Telesat may have been a passive foreign investment company (a “PFIC”) for 2021, 2022 and 2023 and could be classified as a PFIC in 2024 and subsequent taxable years, potentially resulting in adverse U.S. tax consequences to its U.S. shareholders.

If for any taxable year 75% or more of a foreign corporation’s gross income is passive income, or at least 50% of its assets are held for the production of, or produce, passive income, the foreign corporation is classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Under the PFIC look-through rules, for the purposes of determining whether a corporation should be classified as a PFIC, the corporation will be treated as if it owns a proportionate share of the assets of, and earns a proportionate share of the income earned by, any subsidiary corporation if the corporation owns at least twenty-five percent (25%) (by value) of the stock of such subsidiary. Furthermore, for purposes of these rules stock owned by a partnership is treated as owned proportionately by its partners. During 2021 after the Transaction and during a portion of 2022, Telesat owned only approximately twenty-four percent (24%) of the Telesat Partnership Units. Telesat’s ownership interest in Telesat Partnership increased during 2022 and subsequently. As of December 31, 2022 and December 31, 2023, respectively, Telesat’s ownership interest in Telesat Partnership was 25.7% and 27.2%. While not free from doubt, Telesat believes that, by virtue of additional value associated with its interest as general partner of Telesat Partnership, Telesat owned at least twenty-five percent (25%) of the total value of Telesat Partnership (and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership) during 2021 and 2022. In addition, Telesat owned more than 25% of the total value of Telesat Partnership (and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership) during 2023. Based on the foregoing, Telesat believes it was not a PFIC for any of its 2021-2023 taxable years, taking into account the income and assets of the wholly owned corporate subsidiaries of Telesat Partnership. Telesat can provide no assurance that the IRS will not successfully challenge this position upon any audit of a U.S. holder.

The determination as to whether Telesat should be classified as a PFIC for 2024 and years thereafter will be a factual determination that must be made annually at the close of each taxable year and will be based upon the composition of Telesat’s income and assets (including entities in which Telesat holds at least a 25% interest), which may be subject to change. Because PFIC status is determined annually based on Telesat’s income and assets for the entire taxable year, it is not possible to determine whether Telesat will be characterized as a PFIC for 2024 or any other future year until after the close of that year. Subject to the foregoing, while Telesat intends to manage its business so as to avoid PFIC status to the extent possible and consistent with its other business goals, Telesat cannot predict whether its business plans will allow it to avoid PFIC status. In addition, because the market price of the Telesat Public Shares has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether Telesat is a PFIC, there can be no assurance that Telesat will not be a PFIC for any taxable year.

U.S. holders of Telesat Public Shares could suffer adverse tax consequences as a result of the classification of Telesat as a PFIC, including having gains realized on the sale of the shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on the Telesat Public Shares, having interest charges apply to distributions by Telesat and the proceeds of the sale of Telesat Public Shares and subjection to additional reporting requirements. Telesat will use reasonable efforts to provide to U.S. holders the information needed to report income and gain pursuant to a “qualified electing fund” election, which election would alleviate some of the adverse tax consequences of PFIC status.

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

Telesat may be liable to pay tax in respect of dividends paid by Can ULC to Loral Holdings.

Loral Holdings is a controlled foreign affiliate of Telesat Partnership for purposes of the Tax Act. As such, Telesat Partnership is required to include in its income for a year its share of the “foreign accrual property income” or “FAPI” (as defined in the Tax Act) of Loral Holdings for such year, including its proportionate share of any dividends paid by Can ULC to Loral Holdings in such year. In turn, Telesat must include in income its share of the FAPI (including such dividends paid by Can ULC to Loral Holdings) of Telesat Partnership. However, if Loral Holdings and Loral each pay corresponding dividends in the same taxation year, and provided that Loral is a “foreign affiliate” of Telesat for relevant purposes of the Tax Act, Telesat may deduct in computing its taxable income a prescribed portion of such dividends received by it through Telesat Partnership. In determining the amount of such dividends from Loral that may be deducted in computing its taxable income, Telesat intends not to take into account any deduction claimed by Telesat Partnership pursuant to subsection 91(5) of the Tax Act. Telesat believes that such interpretation is consistent with the rationale expressed by the Canada Revenue Agency (“CRA”) for its published administrative position in this regard, but no assurance can be given. If the deduction that Telesat would otherwise claim were limited, or if a deduction claimed by Telesat were denied or otherwise not available, Telesat may be liable to pay tax on some or all of its share of FAPI resulting from any dividends paid by Can ULC to Loral Holdings and after-tax returns to holders of Telesat Public Shares may be reduced.

Non-Canadian limited partners may be subject to Canadian federal income tax with respect to any Canadian source business income earned by Telesat Partnership and may be required to file Canadian tax returns.

Telesat, as general partner, intends to manage the affairs of Telesat Partnership to the extent possible so that it does not carry on business in Canada for the purposes of the Tax Act. Nevertheless, because the determination of whether Telesat Partnership is carrying on business in Canada for the purposes of the Tax Act is a question of fact that is dependent upon the relevant circumstances, the CRA might successfully assert that Telesat Partnership carries on business in Canada for the purposes of the Tax Act.

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

Telesat Partnership is not a “Canadian partnership” for purposes of the Tax Act. However, in determining the rate of Canadian federal withholding tax applicable to dividends paid by Telesat CanHoldco to Telesat Partnership, Telesat, as general partner, expects Telesat CanHoldco to look through Telesat Partnership to its partners and, having regard to the CRA’s administrative practice in similar circumstances, not to withhold on that portion of a dividend attributable to Canadian resident partners of Telesat Partnership (including Telesat) and to take into account any reduced rates of Canadian federal withholding tax to which non-Canadian limited partners may be entitled under an applicable income tax treaty or convention.

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

Canadian tax laws, or the interpretation thereof, could change in a manner which adversely affects Telesat Partnership, Telesat, and holders of Telesat Partnership Units and/or Telesat Public Shares.

There is a risk that Canadian tax laws, or the interpretation thereof, could change in a manner that adversely affects Telesat Partnership, Telesat, or the holders of Telesat Partnership Units and/or Telesat Public Shares.

Changes in tax laws and unanticipated tax liabilities could adversely affect profitability.

Telesat is subject to taxes in Canada and numerous foreign jurisdictions. Telesat’s tax liabilities could be adversely affected in the future by a number of factors, including changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, and the outcome of tax audits in various jurisdictions around the world. Many of the countries in which Telesat does business have or are expected to adopt changes to tax laws as a result of the Base Erosion and Profit Shifting (“BEPS”) final proposals from the Organisation for Economic Co-operation and Development (“OECD”) and specific country anti-avoidance initiatives. Legislation to implement Canadian interest expense deduction limitation rules, consistent with the OECD’s recommendations as a result of the BEPS final proposals is currently before Parliament as Bill C-59. The rules will be effective for taxation years starting in 2024 and would generally limit Canadian interest deductions and financing expenses to 30% of tax EBITDA.

Such tax law changes increase uncertainty and may adversely affect Telesat’s tax provision. Telesat regularly assesses all of these matters to determine the adequacy of its tax provision, which is subject to significant judgment.

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

Additional Information on the Company

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at https://www.sec.gov. Our filings with the SEC can be accessed free of charge at this website.

B.     Business Overview

The following discussion of the business of Telesat is qualified by reference to, and should be read in conjunction with, the “Risk Factors” starting on page 8 of this annual report.

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

On October 31, 2007, PSP Investments, and Loral acquired 100% of the stock of Telesat Canada from BCE Inc., Canada’s largest communications company (the “Skynet Transaction”). Following the Skynet Transaction, the Loral Skynet and Telesat Canada businesses and assets were combined.

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

In March 2022, Telesat established Telesat Government Solutions (TGS), a wholly-owned subsidiary of Telesat Canada. TGS has been approved by the U.S. Government Defense Counterintelligence and Security Agency as a Foreign Ownership, Control, or Influence — mitigated entity and operates under a Special Security Agreement with the U.S. Government.

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

Our Competitive Strengths

Telesat continues to be at the forefront of the satellite services industry, leading with outstanding customer service and a culture of engineering excellence and technological innovation. Today, we have a leading GEO business defined by one of the largest satellite fleets in the world, occupying attractive orbital locations and offering high performing, mission critical services to hundreds of customers worldwide. The average expected remaining commercial life of our satellite fleet is approximately 6 years. Additionally, we currently have a fleet utilization rate of 85%, one of the highest rates in the industry. We are building upon this existing communications platform by developing our Telesat Lightspeed constellation with the aim of creating a transformative and industry-leading fiber-like broadband network from the sky for commercial and government users globally.

The following competitive strengths characterize our business today and provide a strong foundation for Telesat Lightspeed:

Leading Global Satellite Operator with 50+ Years of Heritage and a Blue Chip Customer Base

We are a leading global satellite operator with over 50 years of operating experience. Our GEO satellite fleet is comprised of 15 satellites and offers global satellite coverage with a concentration over the Americas. Through our deep commitment to customer service and focus on innovation and engineering excellence, we have developed strong and long-standing relationships with a diverse range of customers globally.

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

2020 Telesat Canada and the GoC finalize $600 million agreement to bridge Canada’s digital divide with Telesat’s Low Earth Orbit satellite constellation; and

2021 Telesat Lightspeed entered into a $109 million contract with the Government of Ontario (“GoO”) towards universal broadband; and

2023 Telesat contracts MDA Ltd. as prime satellite manufacturer for its advanced Telesat Lightspeed LEO constellation. Telesat announced that it expects to receive funding from its Canadian federal and provincial government partners in the combined amount of up to approximately US$2 billion and that this funding, combined with Telesat’s own approximately US$1.6 billion equity contribution, as well as certain vendor financing, would provide the Telesat Lightspeed program with sufficient funds to launch global service, which will occur once the first 156 satellites are in orbit. The finalization of this funding is dependent on a number of conditions, including the execution of definitive agreements.

We believe our accumulated experience and expertise in the design, procurement, launch, operation and commercialization of satellites and satellite networks is unparalleled and will continue to drive our success into the future.

Portfolio of Strategic and Valuable Orbital Real Estate

Our GEO satellites occupy orbital locations that provide us with an advantageous position in the markets in which we operate due to the scarcity of available satellite spectrum. Access to these orbital locations, coupled with the high capital intensity of the satellite industry, creates barriers to entry in those markets. We are licensed by ISED to occupy a number of key orbital locations that are well-suited to serve the Americas and support our leading position in North America. Internationally, our satellites occupy advantageous orbital locations that enable broad pan-regional service with interconnectivity between regions, promoting both intra- and inter-regional services. We also have rights to additional spectrum, including at certain existing orbital locations.

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

Uniquely Positioned to Revolutionize Global Broadband Connectivity with Telesat Lightspeed

We are uniquely positioned to revolutionize the provision of global broadband internet connectivity with Telesat Lightspeed, which we believe will be one of the most advanced constellations of LEO satellites and integrated terrestrial infrastructure ever conceived. Our Telesat Lightspeed architecture is designed to offer a powerful combination of capacity, speed, security, reach, resiliency and affordability, with low latency that is on par with the most advanced terrestrial networks. We have strong government support, including an anchor contract with the GoC that we believe will result in approximately $1.2 billion of revenue over 10 years, which includes $600 million from the GoC. The GoO has purchased a dedicated Telesat Lightspeed capacity pool to be made available at substantially reduced rates to Canadian Internet service providers, and mobile network operators, that we believe will result in over $200 million of revenue over a five-year term, which includes $109 million from the GoO. Given delays we experienced in finalizing the financing of Telesat Lightspeed, we will need to negotiate amendments to our agreements with the GoC and GoO to reflect a later in-service date requirement, which negotiations may not be successful.

We have an agreement-in-principle with Canadian federal and provincial government sources for up to an approximately US$2 billion of long-term funding.

Contracted Revenue Backlog and Disciplined Management Supports Strong Revenue Visibility

Because of the mission-critical nature of our services and long-term contractual agreements, we have significant revenue visibility. For the last three years we have had, on average, approximately 80% of each year’s total revenue already under contract at the beginning of the year. Our contracted revenue backlog of $1.3 billion for our GEO business as at December 31, 2023 represents a multiple of approximately 1.9 times revenue for the year ended December 31, 2023. 100% of our backlog is non-cancellable or cancellable on economically prohibitive terms, except in the event of a continued period of service interruption. Approximately 45% of our revenue is derived from North American DTH customers who signed long term (~15 years) contracts. Roughly half of our revenue is derived from providing vital connectivity services to companies that we have served for decades, including telecommunication companies, mobile network operators, users in the aeronautical and maritime markets, energy and natural resource companies, and governments. As demand for affordable, secure and reliable broadband connectivity continues to increase, we expect that demand for these services from these and similar customers will continue to grow.

We generate highly attractive operating margins. For the year ended December 31, 2023, we have generated Operating Income of $568.8 million and Adjusted EBITDA of $533.7 million, representing an Operating Income Margin of 80.8% and an Adjusted EBITDA margin of 75.8%1. Our strong historical cash flow conversion (as measured by Adjusted EBITDA minus Capital Expenditures) reflects our disciplined approach to capital investment and fleet expansion, with an emphasis on ensuring high customer utilization of our satellites.

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

A number of satellite operators have publicly discussed the benefit of, and potential for, consolidation among satellite operators. Our competitor ViaSat has acquired Inmarsat, a leading provider of global mobile satellite communications services, and Eutelsat has acquired OneWeb. We will be alert to, and will evaluate, merger and acquisition opportunities in a thoughtful and disciplined manner as they arise with the aim of enhancing our competitive position and shareholder value.

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

Background and Overview of Our GEO Business

Satellite operators compete with terrestrial network operators (e.g., cable, DSL, fiber optic, cellular/wireless and microwave transmission) in the market for video, data and voice communication services. We believe that satellite services have several advantages over these competing communication platforms, including the following:

•        Satellites are a relatively cost-effective and efficient means to deliver a signal (e.g., TV, radio) to hundreds of millions of locations in a large geographic area, in particular in remote areas;

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

•        The ability to deploy communications quickly in locations where little or no infrastructure is available, for example in the case of natural disaster response; and

•        The capability to bypass shared and congested terrestrial links, further enhancing network performance, resiliency and security.

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

Overview of Our GEO Satellite Business

Our GEO satellite fleet is comprised of 15 satellites and offers global coverage with a concentration over the Americas. We have a significant position in the North American satellite video distribution market. Our GEO satellite fleet and ground infrastructure provide a platform supporting (i) video distribution and DTH in North America with large telecommunications customers and significant contracted backlog, and (ii) connectivity satellite services for customers around the world for backhaul, corporate networks, maritime and aero services, and video distribution and contribution.

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

We believe our global satellite fleet, access to desirable orbital locations and spectrum rights and strong relationships with our customers position us to maintain our industry leading position as a provider of GEO satellite services, generate significant cash flows, and capitalize on the growth drivers in the satellite industry and the markets we serve.

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

We currently derive revenues from the following services:

•        Broadcast:    Our broadcast services business provided approximately 47% of our revenues for the year ended December 31, 2023. Our broadcast customers include North American DTH providers Bell TV, Shaw Direct, DISH Network, and leading telecommunications and media firms such as Bell Media. These services include:

•        DTH:    The two major DTH service providers in Canada (Bell TV and Shaw Direct which are estimated to have approximately 1.1 million subscribers) exclusively use Telesat satellites as a distribution platform for satellite-delivered television programming, audio and information channels directly to their customers’ homes. In addition, two of our satellites are used by DISH Network, which has about 6.47 million subscribers according to public filings, for DTH services in the U.S.

•        Video distribution and contribution:    Broadcasters, cable networks and DTH service providers use our satellites for the full-time transmission of television programming, distributing content around the globe. Additionally, we provide certain broadcasters and DTH service providers bundled, value-added services that include satellite capacity, digital encoding of video channels, and uplinking and downlinking services to and from our satellites and earth station facilities.

•        Enterprise:    Our enterprise services provided approximately 51% of our revenues for the year ended December 31, 2023. Our enterprise customers include Bell Canada, Hughes Network Systems, iForte, Marlink, Northwestel, Telespazio, Viasat, Vodafone and Xplore. These services include:

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

•        Direct-to-consumer broadband services:    We provide satellite capacity to Xplore in Canada, and to Hughes Network Services in South America, who each, in turn, use it to provide two-way broadband internet services directly to consumers.

•        VSAT services:    We operate satellite and terrestrial networks that support enterprise and retail activities in Canada¸ including point-of-sale and other applications. These services include installation and maintenance of the end user terminal as well as the provision of satellite capacity and other network elements.

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

•        Consulting and other:    Our consulting and other category provided approximately 2% of our revenues for the year ended December 31, 2023. We have provided services to businesses and governments in more than 40 countries and on over 100 satellite systems. Our consulting customers have included Airbus, Brit Insurance, Lockheed Martin, MDA Geospatial Services, Mitsubishi Electric, The Defense Advanced Research Projects Agency (“DARPA”), Telkom Indonesia, Viasat, as well as many regional satellite operators around the world. Our consulting operations allow us to realize operating efficiencies by leveraging, in part, the same employees and facilities used to support our own satellite communication business.

The combination of our North American broadcast, enterprise and government services businesses, and our international business offers diversity in terms of both the customers, end markets and regions served as well as the services provided. For the year ended December 31, 2023, we derived revenues, based on the billing address of the customer, in the following geographic regions:

Geographical Breakdown of Revenues

	Years ended December 31,
($ millions)	2023	2022	2021
North America	$569.6	$620.5	$623.3
Asia and Australia	$50.7	$45.1	$38.3
Latin America and Caribbean	$48.7	$57.8	$55.8
Europe, Middle East and Africa	$35.3	$35.8	$40.8

Our Infrastructure

In-Orbit Satellite Fleet

Our GEO satellite fleet is comprised of 15 satellites offering global coverage with a concentration over the Americas. We also have one LEO satellite, LEO 3, in polar orbit.

Owned in-orbit satellites as of December 31, 2023

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life(1)	Model
Anik F1	109.2° WL North America	Nov 2020	2016	2024(2)	BSS702 (Boeing)
Anik F1R	107.3° WL North America	Sep 2005	2020	2026(2)	E3000 (EADS Astrium)
Anik F2	111.1° WL Canada, Continental United States	Jul 2004	2019	2027(2)(6)	BSS702 (Boeing)
Anik F4	111.1° WL Canada	May 2004	2019	2026	A2100 (Lockheed Martin)
Anik F3	118.7° WL Canada, Continental United States	Apr 2007	2022	2025	E3000 (EADS Astrium)
Anik G1	107.3° WL Canada South America	Apr 2013	2028	2039	SS/L 1300
Nimiq 2(3)	109.2° WL North America	Dec 2002	2015	2026(2)	A2100 AX (Lockheed Martin)
Nimiq 4	82° WL Canada	Sep 2008	2023	2027	E3000 (EADS Astrium)
Nimiq 5	72.7° WL Canada, Continental United States	Sep 2009	2024	2036	SS/L 1300
Nimiq 6	91.1° WL Canada	May 2012	2027	2046	SS/L 1300
Telstar 11N	37.55° WL North and Central America, Europe, Africa and the maritime Atlantic Ocean region	Feb 2009	2024	2027	SS/L 1300
Telstar 12 VANTAGE	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	Nov 2015	2030	2032	E3000 (Airbus)
Telstar 14R/Estrela do Sul 2	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean	May 2011	2026	2026	SS/L 1300
Telstar 18 VANTAGE(4)	138° EL India, South East Asia, Indonesia/Malaysia, China, Australia/New Zealand, North Pacific and Hawaii	Sep 2018	2033	2040	SS/L 1300
Telstar 19 VANTAGE	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean, Caribbean	Jul 2018	2033	2037	SS/L 1300
LEO 3	NGSO	July 2023	2028	N/A(5)	UTIAS SFL

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

(5)      LEO 3 has sufficient fuel to support collision avoidance maneuvers for several years and subsequent deorbit. End of life will be determined based on ongoing assessment of spacecraft health.

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

Satellite Control Center and Earth Station Facilities

Our primary Satellite Control Center (“SCC”) is located at our headquarters in Ottawa, Ontario. The SCC is the hub for our satellite-related activities. The facility is staffed 24 hours per day and currently operates 12 Telesat owned satellites: Anik F1, Anik F1R, Anik F2, Anik F3, Anik G1, Nimiq 2, Nimiq 4, Nimiq 5, Nimiq 6, Telstar 11N, Telstar 12 VANTAGE, and Telstar 18 VANTAGE. We also operate numerous other satellites for third parties from our SCC in Ottawa. We operate our Telstar 14R/Estrela do Sul 2 satellite and our Telstar 19 VANTAGE satellite from our SCC in Rio de Janeiro, Brazil. The Anik F4 and LEO 3 satellites are operated on our behalf by SES and UTIAS SFL respectively. Our headquarters is located at 160 Elgin Street, Ottawa where we lease approximately 75,900 rentable square feet. The lease expires on July 31, 2029, and we have two options to extend for an additional five years each.

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

Our sales efforts are organized by region. We sell our services worldwide primarily through a direct sales force located at our headquarters in Ottawa and in London, Singapore, Rio de Janeiro, Washington D.C. and Toronto.

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

Overview of The Market Opportunity: Growing Demand for High-Capacity, Fiber-like Broadband Connectivity Everywhere

Global broadband demand is increasing exponentially as the world is becoming increasingly digital, a trend that was accelerated by the global COVID pandemic. Applications and programs that are critical to individuals, businesses and governments are built to run on the fast, low latency terrestrial networks that serve the majority of users in developed economies. Forecasted rates in IP-traffic are expected to grow from 160 exabytes per month in 2023 to 563 exabytes per month in 2029, a 23% compound annual growth rate, on a global basis.2

However, there is a major gap in access to global broadband connectivity, with more than three billion people who live outside of urban areas either poorly connected or not connected at all. These unserved and underserved areas include over one million mobile sites (where legacy 2G/3G equipment is installed, but cannot provide broadband data without affordable high capacity backhaul), 600,000 schools, hospitals and offices, 550,000 ships at sea and almost four billion aviation passengers each year.

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

____________

2        Ericsson Mobility Report November 2023

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

The Market Opportunity for Telesat Lightspeed in Key Vertical Markets

We estimate that the total addressable market, or TAM, for our GEO business will reach approximately US$15.6 billion by 2025.3 Telesat Lightspeed is expected to significantly increase our TAM. The estimated TAM for LEO is approximately US$425 billion in 2025, which we project will nearly double in light of the demand drivers that exist today (e.g., 4G/LTE backhaul in terrestrial vertical or passenger connectivity in aviation vertical), and could potentially triple4, by 2030s with evolving, more nascent applications with high bandwidth potential (e.g., 5G, IoT, backhaul, and operational data transport in aviation).

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

____________

3        NSR Global Satellite Capacity Supply and Demand Study, 19th Edition.

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

In January 2018, our first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. In July 2023, we launched the LEO 3 satellite to continue the demonstrations. We also installed ground infrastructure at our teleport in Allan Park in Canada and Mt. Jackson in the United States to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018. We have received positive feedback from customers.

Revenue commitments for Telesat Lightspeed were approximately $739 million as at December 31, 2023. Included in these commitments are an agreement with the GoC to bring affordable, high-speed internet connectivity across rural, underserved areas of Canada. Under the terms of our agreement, Telesat would receive revenue of $600 million from the GoC over a ten-year period commencing when the Telesat Lightspeed network begins commercial service, which will enable internet and mobility service providers to acquire Telesat Lightspeed capacity at substantially reduced rates to bring universal broadband connectivity to rural, Northern and Indigenous communities across Canada. The partnership is expected to generate $1.2 billion in revenue for Telesat over ten years, which includes the $600 million from the GoC. In addition, we have partnered with the GoO to bridge the digital divide pursuant to which Ontario has purchased, over a five-year term, a $109 million dedicated Telesat Lightspeed capacity pool which will be made available at substantially reduced rates to Canadian Internet service providers, including Indigenous owned and operated ISPs, as well as mobile network operators, to expand high-speed Internet and LTE/5G networks to Ontario’s unserved and underserved communities. The partnership is expected to generate over $200 million in revenue for Telesat over five years, which includes the $109 million from the GoO.

We continue to take a number of steps to continue to progress the Telesat Lightspeed business plan, including advancing our arrangements with launch providers, ground systems operators, and antenna manufacturers (to advance the development of economical and high efficiency antenna systems).

We anticipate diverse sources of financing, including (subject to compliance with our borrowing covenants) our current cash-on-hand, expected cash flows of our GEO business, future equity and equity-like issuances, and future borrowings.

On August 11, 2023 Telesat announced that it selected MDA Ltd. as prime satellite manufacturer for its advanced Telesat Lightspeed LEO constellation. Telesat also announced that it expects to receive funding from its Canadian federal and provincial government partners in the combined amount of up to approximately US$2 billion and that this funding, combined with Telesat’s own approximately US$1.6 billion equity contribution, as well as certain vendor financing, would provide the Telesat Lightspeed program with sufficient funds to launch global service, which will occur once the first 156 satellites are in orbit. The finalization of the Canadian federal and provincial funding is dependent on a number of conditions, including the execution of definitive agreements.

The GoC will also contribute up to $85 million to Telesat through the GoC’s Strategic Innovation Fund (“SIF”).

There are numerous risks and uncertainties associated with our planned Lightspeed constellation. See “Risk Factors — Risks Relating to Telesat’s Lightspeed Constellation.”

Telesat Lightspeed Infrastructure

Satellites

Telesat Lightspeed was designed to optimally serve the key market verticals on which we are focused. It will allow Telesat to provide high-performing and cost-effective broadband services that will allow Telesat customers, serving both traditional and new satellite markets, to improve their competitiveness and expand their businesses. Telesat Lightspeed satellites incorporate leading-edge technologies and features, including:

•        Advanced phased array antennas instantly match capacity to demand:    The antennas on each satellite are combined with advanced, digital beam forming technology that can create hundreds of thousands of logical beams and dynamically focus multiple Gbps of capacity into demand hot spots like remote communities, large airports or major seaports;

•        Interlinked satellite mesh network in space for high resilience and new applications:    Each satellite will have high capacity optical links that combine to create a highly resilient, flexible and secure space-based network, moving data across the network and around the world at the speed of light;

•        Data processing in space provides most efficient traffic routing:    Full digital modulation and demodulation occurs on the satellite, coupled with a revolutionary end-to-end constellation network operating system, improves link performance and gives customers a high degree of flexibility for routing traffic across the globe, eliminating gateway hops for fast, secure, end-to-end delivery of data; and

•        Mix of orbits maximize network efficiency:    Telesat Lightspeed satellites fly in an innovative mix of orbits designed to optimize coverage and capacity, with true pole-to-pole global coverage.

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

•        Landing Stations:    We plan to deploy widely distributed Landing Stations around the world to provide connectivity to Telesat Lightspeed. The Landing Stations provide the forward and return feeder links that connect the satellites to our ground system.

•        Terrestrial Network:    The Terrestrial Network consists of Points of Presence (“PoPs”) and the global fiber network that interconnects all elements of the network, including the Landing Stations, PoPs and data centers. PoPs will host customer facing network interfaces and will relay customer traffic to Landing Stations. One or more Landing Stations may connect to a regional PoP.

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

•        Low latency:    Data will travel from the customer location to the internet (or the customer’s network) roughly 20 times faster than the latency that GEO satellites can provide;

•        Low cost:    With its highly innovative design, Telesat Lightspeed will have a cost advantage over many other satellite broadband solutions, enhancing its competitiveness and expanding the addressable market for satellite-delivered connectivity solutions;

•        Focused and flexible capacity:    The network will be able to dynamically allocate high capacity where and when customers require it, and will be able to reconfigure that capacity distribution as customer demand changes and evolves. Telesat Lightspeed also supports mesh connectivity enabling efficient remote to remote communications without having to transit the landing station;

•        True global coverage:    Telesat Lightspeed will provide coverage of the Earth’s entire surface, from pole to pole, fulfilling the needs of governments and mobility markets, such as aviation and maritime for global network coverage and providing a uniform connectivity experience;

•        Interoperability with terrestrial networks:    Customers want to connect to a satellite network as seamlessly as they do to terrestrial fiber networks today. Telesat Lightspeed leverages MEF 3.0 industry- wide network interface standards which enables simple, seamless integration with customers’ terrestrial networks, without the need to integrate proprietary hardware or software. Through MEF 3.0 underlay connectivity service standards, customers can easily understand the capabilities provided by Telesat Lightspeed and how these software-defined digital services can be procured and integrated into their networks; and

•        High level security and resiliency:    With a constellation of interconnected satellites in a mix of orbits designed to optimize coverage and capacity and with multiple beams on each satellite, combined with the ability to dynamically reshape beam patterns on the Earth, we believe Telesat Lightspeed will provide a high level of resiliency and protection against interference never before available in satellite communications. In addition, industry-standard encryption will protect the network control functions, providing a high-level of security.

Since January 2018, we have used the LEO 1 satellite to demonstrate key features of our LEO system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. LEO 1 Satellite has completed its mission and since July 2023 is replaced with LEO 3 satellite to continue the mission. We have conducted successful demonstrations in each of the key vertical markets we are targeting.

•        Enterprise and Telecom:    In partnership with Vodafone and the University of Surrey, we demonstrated that LEO satellites can provide effective backhaul transport for mobile network operators, including advanced backhaul solutions for 5G, based on round trip latency of 18-40 milliseconds during testing, among the lowest ever for a satellite broadband connection. Additional commercial LEO tests have been conducted with Telefonica, Optus, Motorola Solutions and PLDT. Microsoft Azure used the LEO 1 satellite to test throughput, latency and jitter, and also successfully demonstrated application functionality such as Office 365, Teams conferencing, file transfers to OneDrive, streaming videos and playing cloud hosted games on Xbox Cloud.

•        Aviation:    We have successfully demonstrated Telesat Lightspeed network’s IFC service capabilities via our LEO satellite with Honeywell and Anuvu.

•        Maritime:    We have successfully demonstrated Telesat Lightspeed network’s fit for maritime satellite communications services via our LEO 1 satellite with NSSL Global and OmniAccess, leaders in maritime connectivity solutions.

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

Telesat is a leading global satellite operator. Other scaled, global satellite operators include Intelsat S.A. (“Intelsat”), SES S.A. (“SES”), Eutelsat S.A. (“Eutelsat”), Viasat, and SpaceX. We also compete against a number of nationally or regionally focused satellite operators around the world including Hughes. Telesat competes with these operators based primarily on the quality of our services, location of our orbital slots, performance characteristics of our satellites, price, and overall client needs.

SpaceX and Eutelsat (OneWeb) both have LEO satellite systems that are now in service, and they continue to add satellites and capacity. There are a number of other LEO satellite systems that have been announced, including Amazon Kuiper and Rivada. We believe that the innovative architecture and advanced technology of Telesat Lightspeed will allow us to compete effectively against any of the other current and proposed systems.

We believe the combination of the following attributes positions us favorably to commercialize Telesat Lightspeed successfully, notwithstanding competitors in the LEO marketplace:

•        Enterprise-class system:    Telesat Lightspeed is focused on enterprise solutions and optimized for that purpose. Our constellation design, features and functionality will be a highly compelling satellite-based enterprise class network in the world.

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

•        Strong government support:    Telesat Lightspeed has received strong support in Canada at the federal and provincial levels as evidenced by the capacity agreements executed with the GoC and GoO to bridge the digital divide and the planned investments of up to approximately US$2 billion.

Employees

As of December 31, 2023, we and our subsidiaries had approximately 490 permanent full and part-time employees. Approximately 2.7% of our employees are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. We consider our employee relations to be strong.

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

Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in Canada and the United States and in jurisdictions outside of Canada and the United States related to our technology, inventions, improvements and services that are important to the development and implementation of our business. As of December 31, 2023, we owned 54 issued patents, five of which are in the United States. These patents expire between 2025 and 2039. We also have several pending Canadian, U.S., and international patent applications.

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

As part of the Canadian government’s divestiture of its shares in Telesat, pursuant to the Telesat Reorganization and Divestiture Act (1991) (“Telesat Divestiture Act”), Telesat was continued on March 27, 1992 as a business corporation under the CBCA, the Telesat Canada Act was repealed and the Canadian government sold its shares in Telesat. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat and that its affairs cannot be wound up unless authorized by an Act of Parliament. For further detail, see “Risk Factors — Risks Relating to the Business of Telesat.” In addition, Telesat and its shareholders and directors cannot apply for Telesat’s continuation in another jurisdiction or dissolution unless authorized by an Act of Parliament.

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

FSS and BSS licenses are awarded to qualified applicants on a first-come, first-served basis. The term of spectrum licenses is 20 years, with a high expectation of renewal. ISED may, however, issue licenses with a shorter term. Spectrum licenses include standard conditions of license, including milestones for construction, launch and deployment of satellite(s).

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

Contribution Collection

Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, telecommunications service providers that exceed a Canadian telecom revenue threshold are required to pay contribution charges, which are fees paid into a central fund used to support the provision of video relay service, and to subsidize the cost of providing cell phone and broadband service in rural, remote and underserved and high-cost serving areas. The charges payable by a telecom service provider are calculated as a percentage of its Canadian telecommunications service revenues, minus certain deductions (e.g., terminal equipment sales and inter-carrier payments). The rate for 2023 has been finalized at 0.46%. An interim rate of 0.45% has been established by the CRTC for 2024.

United States Regulatory Environment

The FCC regulates the provision of satellite services to, from, or within the U.S.

Our U.S.-licensed satellites operate on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual license and market fees to defray the FCC’s regulatory expenses. Annual and quarterly reports must be filed with the Universal Service Administrative Company (“USAC”) covering interstate/international telecommunications revenues. Based on these reports, USAC assesses us for contributions to the FCC’s Universal Service Fund (“USF”). Payments to the USF are made on a quarterly and annual basis. The USF contribution rate is adjusted quarterly, was set at 34.5% for the fourth quarter of 2023 and 34.6% for the first quarter of 2024. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only).

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

ANATEL has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate FSS satellites at the 63° WL orbital location. In December 2008, TBCS entered into a 15-year Concession Agreement with ANATEL which obligates TBCS to operate a Ku-band satellite in accordance with Brazilian telecommunications law and contains provisions to enable ANATEL to levy fines for failure to perform according to the Concession Agreement terms. In May 2015, TBCS was the successful bidder in an ANATEL auction for Ka-Band and Ap30B Planned Ku-band frequency rights at the 63° WL orbital location and the associated 15-year Concession Agreements were signed on March 2, 2016. In November 2023, the aforementioned Ku-band rights granted at 63° WL were renewed for the usage by the Estrela do Sul 2 satellite until December 2026, and for the usage by the Telstar 19 VANTAGE satellite until December 2037.

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

In general, our satellites are subject to various regulatory authorities and to the rights of other operators. See “Risk Factors — Risks Relating to Regulatory Matters — Telesat’s operations may be limited or precluded by ITU rules or processes, and it is required to coordinate its operations with those of other satellite operators” for more information about these risks.

Satellite Operations

To ensure continuity of service to our customers, we engineer satellites with on-board redundancies by including spare equipment on the satellite, and conducting standard testing programs that provide high confidence of performance levels.

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

Insurance and Risk Management Program

Non-Insurance Risk Management Initiatives

The risk management program begins at the technical analysis and design stage of the satellites. We implement certain redundancies on-board every satellite. Furthermore, we are involved in overseeing the manufacturing of all of our satellites. We require the manufacturer and its major subcontractors to follow assembly and quality assurance programs. We secure and maintain access to work performed by the satellite manufacturer and its subcontractors for the purpose of observing the quality and progress of such work.

Comprehensive testing is conducted at the manufacturer’s or a major subcontractor’s plant, which must meet industry standards and, in many cases, be supervised by our engineering personnel. Our engineering personnel review program management and construction schedules, engineering, design, manufacturing and integration and testing activities at both the manufacturer’s and major subcontractor’s sites. After construction is complete, we conduct final acceptance inspections of deliverable items.

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

Satellite Insurance

We are required to maintain certain satellite insurance, subject to permitted exceptions, under the covenants of the Senior Secured Credit Facilities and under the indentures governing the Senior Secured Notes, the 2026 Senior Secured Notes and the Senior Notes. In addition, we may purchase additional insurance as we deem appropriate. At present, the insurance requirement applies only to our GEO satellites.

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

Other Insurance Coverage

We comply with the requirements to maintain insurance on our GEO satellites under the terms of the Senior Secured Credit Facilities and indentures that govern the Senior Secured Notes, the 2026 Senior Secured Notes and the Senior Notes. Under the most restrictive of these covenants, we are required to maintain insurance equal to a minimum of 33% of the aggregate net book value of any individual and 50% of the aggregate net book value of all in-orbit GEO satellites, subject to certain exceptions. We are permitted to reduce insurance coverage on our satellites, if, for among other reasons, we have made a good faith determination that in-orbit insurance in the amounts required and on the terms required is not available for a price that is, and on other terms and conditions that are, commercially reasonable or the procurement of such insurance would be subject to exclusions or limitations of coverage that would make the terms of the insurance commercially unreasonable. During 2023, satellite insurance market terms conditions deteriorated. Insurance underwriters sought 100% premium rate increases and coverage restrictions. Accordingly, we determined that insurance was not available on commercially reasonable terms for certain of our satellites. We have arranged in-orbit insurance policies that generally expire in November 2024, covering approximately 45% of the net book value of our fleet.

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

We do not insure our interests in Anik F1, Anik F1R, Anik F2, Anik F3, Anik F4, Telstar 11N, Telstar 14R or Nimiq 2. We also do not insure our capacity on ViaSat-1.

Emergency Committee

Protecting and maintaining service to customers is of vital importance to us. Our emergency committee is responsible for managing the restoration of services in the event of an actual or threatened critical condition, such as a satellite failure, the loss of telemetry and tracking ability or the loss of earth station functionality. Despite our efforts, satellite failures or other anomalies may occur. See “Risk Factors — Risks Relating to the Business of Telesat — Telesat’s in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.” We may also experience a failure of our ground operations infrastructure. See “Risk Factors — Risks Relating to the Business of Telesat — Telesat may experience a failure of ground operations infrastructure or interference with its satellite signals that impairs the commercial performance of, or the services delivered over, its satellites or the satellites of other operators for whom it provides ground services, which could result in a material loss of revenues.”

Legal Proceedings

We frequently participate in proceedings before national telecommunications regulatory authorities. For more detail, see “— Regulation.” In addition, we may also become involved from time to time in other legal proceedings arising in the normal course of our business.

We are subject to audits by taxing authorities in the various jurisdictions in which we operate. In Brazil, we are currently involved in a number of disputes with the Brazilian tax authorities who have alleged that additional taxes are owed on revenue earned by our Brazilian subsidiaries for the period 2003 to 2018. The total disputed amount for the period 2003 to 2018, including interest and penalties, is currently $111.7 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. We have challenged the assessments. We believe the likelihood of a favorable outcome is more likely than not, and as such, no reserve has been established.

In Canada, the tax authorities previously reassessed $13.1 million relating to transfer pricing issues for the years 2009 to 2014. All disputes relate to Canadian tax authorities’ repricing of certain transactions between us and our subsidiaries. The Company had challenged the reassessments and paid 50% of the outstanding amounts in order to formally object. In late 2023, the Minister of National Revenue rendered a decision in our favor and reversed the taxes previously assessed. In March 2024, we received a refund of the taxes paid with interest.

The Canadian tax authorities have reassessed the Company for $11.6 million relating to its Scientific Research and Experimental Development claims for the years 2016 and 2017. The Company has challenged the reassessments and paid 50% of the outstanding amounts in order to formally object. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

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

In a number of countries, regulators are considering and may adopt regulations to ensure the sustainable use of orbit and spectrum resources by satellites. For example, the European Commission is developing an EU Space Law which may contain design requirements for satellites, the compliance with which would be needed for obtaining the right to serve a country within the EU; the United States has an open proceeding (“Mitigation of Orbital Debris in the New Space Age”, see IB Docket No. 18-313) through which new requirements aimed at reducing orbital debris may be applied to NGSO satellite systems seeking US market access; and, the United Nations Office for Outer Space Activities (UNOOSA), through its Committee on the Peaceful Uses of Outer Space (COPUOS), is expected to further develop its “Guidelines for the Long-Term Sustainability of Outer Space Activities” first published in 2019. Certain of these laws and regulations address risks related to generating orbital debris.

C.     Organizational Structure

The following chart reflects our organization structure (including the jurisdiction of formation or incorporation of our material subsidiaries.)

Shares publicly traded on NASDAQ and TSX
Telesat Corporation
British Columbia
GP
Telesat Partnership LP
Ontario
100%
Loral Space & Communications Inc.
Delaware
100%
Telesat CanHold Corporation
British Columbia
100%
Loral Holdings Corporation
Delaware
Non-participating special voting shares 80% voting
37.36% value 67.38% voting
100% participating 20% voting
Telesat Can ULC
British Columbia
62.64% value 32.62% voting
Telesat Canada
Canada
100%
4.4% (voting)
100%
100%
Telesat Spectrum General Partnership
Ontario
Telesat LEO Holdings Inc.
Canada
Telesat (IOM) Holdings Limited
Isle of Man
87.1% (voting)
8.5% (non-voting)
100%
100%
Telesat Technology Corporation
Canada
Telesat LEO Inc.
Canada
Telesat International Limited
England and Wales
100%
Telesat Spectrum Holdings Corporation
Canada
100%
Telesat Spectrum Corporation
Canada

D.     Property, Plants and Equipment

For a description of our property, plants and equipment, see Item 4.B. “Business Overview”.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     Operating results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (the “MD&A”) for Telesat Corporation is dated March 27, 2024 and provides information concerning our financial condition and results of operations for the year ended December 31, 2023. You should read this MD&A together with Telesat Corporation’s audited consolidated financial statements and the related notes for the year ended December 31, 2023.

As used in this MD&A, unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Corporation and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Corporation’s audited consolidated financial statements included herein.

All figures reported in this MD&A are in Canadian dollars, except where we indicate otherwise, and are referenced as “$” and “dollars”.

This MD&A contains a translation of some Canadian dollar amounts into United States dollars at specified exchange rates solely for your convenience. All references to “US$” and “U.S. dollar” refer to United States dollars.

Certain totals, subtotals and percentages may not reconcile due to rounding.

The information contained in this MD&A takes into account information available up to March 27, 2024, unless otherwise noted.

This MD&A makes reference to certain non-IFRS measures, namely, Adjusted EBITDA, Adjusted EBITDA margin and Consolidated EBITDA. These measures are not recognized measures under International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. For a reconciliation of the non-IFRS measure to the most closely comparable IFRS measure, see below under the heading “Non-IFRS Measures”.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this MD&A, the words “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. In addition, Telesat or its representatives have made or may make forward-looking statements, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities, and press releases or oral statements made with the approval of an authorized executive officer of Telesat. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

These forward-looking statements and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances.

Actual results may differ materially from anticipated results as a result of certain risks and uncertainties which are described, but are not limited to, the risks listed below and in the section entitled “Risk Factors” included in Telesat’s annual report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”). There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Factors that could cause actual results to differ from those projected include, but are not limited to (1) risks associated with financial factors, including swings in the global financial markets, increases in interest rates, fluctuations in foreign exchange rates, and access to capital; (2) risks associated with satellite services, including dependence on large customers, launch delays and failures, in-orbit failures and competition; (3) risks and uncertainties associated with Telesat Lightspeed, including overcoming technological challenges, access to spectrum and markets, governmental restrictions or regulations, the impact of inflation on development costs and financing, raising sufficient capital to design and implement the system and competition from other low earth orbit systems; (4) regulatory risks, such as the effect of industry and government regulations that affect Telesat; and (5) other risks. The foregoing list of important factors is not exclusive. Furthermore, Telesat operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond Telesat’s control.

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

Additional information regarding the Company, including results of operations and variances between the year ended December 31, 2022 and 2021, can be obtained on the SEC’s website at https://www.sec.gov and on SEDAR+ at https://www.sedarplus.ca.

OPERATING HIGHLIGHTS

Successful Launch of LEO 3 Demonstration Satellite

In July 2023, we launched our LEO 3 demonstration satellite, which has successfully completed in-orbit testing. The LEO 3 satellite features Ka-and V-band payloads and will provide continuity for customer and ecosystem vendor testing campaigns following the decommissioning of Telesat’s Phase 1 LEO satellite.

MDA Ltd Contracted to Manufacture Lightspeed Satellites; Telesat Lightspeed Funded Through Global Service Delivery

In August 2023, we announced that space technology company MDA Ltd. has been contracted to build the advanced satellites for the Telesat Lightspeed program. We also announced that we expect to receive funding from our Canadian federal and provincial government partners in the combined amount of up to approximately US$2 billion and that this funding, combined with our own approximately US$1.6 billion equity contribution, as well as certain vendor financing, would provide the Telesat Lightspeed program with sufficient funds to launch global service, which will occur once the first 156 satellites are in orbit.

The finalization of the Canadian federal and provincial funding is dependent on a number of conditions, including the conclusion of definitive agreements.

SpaceX Launch Agreement

In September 2023, we announced that we had entered into a launch agreement with SpaceX for 14 launches on SpaceX’s Falcon 9. These launches will carry up to 18 of our Lightspeed satellites per launch from SpaceX’s launch facilities in California and Florida.

C-band Spectrum Clearing Payments

On June 30, 2023, the Wireless Telecommunications Bureau of the U.S. Federal Communications Commission completed their validation of our Phase II certification of accelerated C-band clearing activities in the 3.7 GHz band and confirmed we were eligible to receive our second accelerated relocation payment of US$259.6 million.

An amount of $344.9 million (US$259.6 million) was recognized and was recorded under other operating gains (losses), net.

Repurchase of Debt

During the year ended December 31, 2023, we repurchased, Senior Secured Notes, 2026 Senior Secured Notes, Senior Unsecured Notes and a portion of our U.S. TLB Facility with an aggregate principal amount of US$427.0 million in exchange for US$255.6 million.

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

As at December 31, 2023, we provided satellite services to customers from our fleet of 15 in-orbit geostationary satellites, as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

We are developing what we believe will be one of the world’s most advanced constellations of low earth orbit satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, our first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. In July 2023, we successfully launched our LEO 3 satellite into orbit. We also installed ground infrastructure at our teleport in Allan Park, Ontario, to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018.

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

Expenses

Our operating expenses consist of labor, the cost of which has historically been relatively stable, and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services. As we further our Lightspeed development, we anticipate that our labor costs will increase.

Interest expense is significant and arises principally from our: Senior Secured Credit Facilities comprised of two outstanding secured credit facilities, which include a revolving facility maturing in 2024 and Term Loan B (“U.S. TLB Facility”) maturing in 2026 (together, the “Senior Secured Credit Facilities”); 6.5% senior unsecured notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “Senior Unsecured Notes”); 4.875% senior secured notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “Senior Secured Notes”); and 5.625% senior secured notes due in December 2026 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “2026 Senior Secured Notes”).

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

We believe we are well-positioned to serve our customers and the markets in which we participate. Although we pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

Leading into 2024, we remain focused on increasing the utilization of our existing satellites, the development of our global Telesat Lightspeed constellation, and identifying and pursuing opportunities to invest in expansion satellite capacity all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Telesat’s net income for the year ended December 31, 2023, was $583.3 million compared to net loss of $81.6 million for the prior year. The positive variation of $664.9 million was principally due to C-band clearing proceeds recognized in the second quarter of 2023 combined with a positive variation in foreign exchange gain (loss) on the conversion of U.S. dollar debt into Canadian dollars and a higher gain on repurchase of debt. This was partially offset by the impairment tied to certain orbital slots and Telstar 19 VANTAGE.

Below are the foreign exchange rates used for our audited consolidated financial statements and this MD&A:

	2023	2022	2021
US$ to $ spot rate as at December 31,	1.3243	1.3554	1.2637
US$ to $ average rate for the year ended December 31,	1.3493	1.3017	1.2556

Revenue

	Years ended December 31,		% Increase (Decrease)
($ millions except percentages)	2023	2022
Broadcast	$331.8	$358.7	(7.5)%
Enterprise	359.7	389.0	(7.5)%
Consulting and other	12.6	11.5	9.2%
Revenue	$704.2	$759.2	(7.2)%

Total revenue for the year ended December 31, 2023, decreased by $55.0 million to $704.2 million compared to $759.2 million for the prior year.

Revenue from Broadcast services decreased by $26.8 million for the year ended December 31, 2023, when compared to the prior year. The decrease was primarily due to a lower rate on the renewal of a long-term agreement with a North American DTH customer, combined with a reduction of services and rate by another North American DTH customer. This was partially offset by a favorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into the Canadian dollar equivalent.

Revenue from Enterprise services decreased by $29.2 million for the year ended December 31, 2023, when compared to the prior year. The decrease was primarily due to the completion of an equipment sale in 2022 to the Defense Advanced Research Projects Agency (“DARPA”) which was not repeated in 2023, combined with lower revenue from certain Latin American customers, partially offset by a favorable foreign exchange impact on the conversion of U.S. dollar denominated revenue into the Canadian dollar equivalent.

Consulting and other revenue increased by $1.1 million for the year ended December 31, 2023, when compared to the prior year. The increase was primarily due to an increased level of consulting activity.

Expenses

	Years ended December 31,		% Increase (Decrease)
($ millions except percentages)	2023	2022
Depreciation	$182.7	$188.8	(3.2)%
Amortization	13.1	15.0	(12.6)%
Operating expenses	204.6	259.0	(21.0)%
Other operating (gains), net	(265.0)	—	(100.0)%
Total expenses	$135.3	$462.7	(70.8)%

Depreciation

Depreciation of satellites, property and other equipment decreased by $6.1 million for the year ended December 31, 2023, when compared to the prior year. The decrease in depreciation was primarily due to the end of useful lives, for accounting purposes, of our Anik F3 satellite in 2022 and our Nimiq 4 satellite in September 2023, partially offset by depreciation on our newly acquired satellite, Anik F4, and the foreign exchange impact on the conversion of the U.S. dollar depreciation into Canadian dollars.

Amortization

Amortization of intangible assets decreased by $1.9 million for the year ended December 31, 2023, when compared to the prior year. The decrease was primarily related to the end of useful life, for accounting purposes, of certain revenue backlog.

Operating Expenses

	Years ended December 31,		% Increase (Decrease)
($ millions except percentages)	2023	2022
Compensation and employee benefits	$117.9	$152.2	(22.5)%
Other operating expenses	48.1	52.8	(8.9)%
Cost of sales	38.5	54.0	(28.7)%
Operating expenses	$204.6	$259.0	(21.0)%

Total operating expenses decreased by $54.4 million for the year ended December 31, 2023, when compared to the prior year.

Compensation and employee benefits decreased by $34.2 million for the year ended December 31, 2023, in comparison to the prior year. The decrease was primarily due to lower non-cash share-based compensation.

Other operating expenses decreased by $4.7 million for the year ended December 31, 2023, in comparison to the prior year. The decrease was primarily due to lower insurance costs.

Cost of sales decreased by $15.5 million for the year ended December 31, 2023, when compared to the prior year. The decrease was primarily due to higher equipment sales in the year ended December 31, 2022 relating to the DARPA program.

Other Operating (Gains) Losses, Net

	Years ended December 31,
($ millions except percentages)	2023	2022
C-band clearing income	$344.9	$—
Impairment	(79.7)	—
Other	(0.2)	—
Other operating gains (losses), net	$265.0	$—

Other operating (gains) losses, net for the year ended December 31, 2023 primarily related to the recognition of Phase II accelerated clearing payments for the repurposing of U.S. C-band spectrum, partially offset by impairment on certain orbital slots and Telstar 19 VANTAGE.

Interest Expense

	Years ended December 31,		% Increase (Decrease)
($ millions except percentages)	2023	2022
Debt service costs	$252.3	$200.5	25.8%
Interest expense on significant financing component	15.7	17.2	(8.8)%
Interest expense on satellite performance incentive payments	1.5	1.8	(18.5)%
Interest expense on employee benefit plans	(0.6)	0.6	(203.2)%
Interest expense on leases	1.5	1.6	(5.5)%
Interest expense	$270.4	$221.8	21.9%

Interest expense included interest related to our debt, as well as, interest related to our derivative instruments, significant financing components on certain revenue agreements, satellite performance incentive payments, employee benefit plans and leases.

Debt service costs, which included interest expense on indebtedness and derivative instruments, increased by $51.7 million for the year ended December 31, 2023, when compared to the prior year. The increase in interest expense was primarily due to an increase in interest rates on the U.S. TLB Facility combined with an unfavorable foreign exchange impact on the conversion of U.S. dollar denominated debt service costs into the Canadian dollar equivalent.

This was partially offset by the impact of the repurchase of a portion of the U.S. TLB Facility, Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes combined with the impact of the maturity of one of our interest rate swaps in September 2022.

Interest expense on significant financing component decreased by $1.5 million for the year ended December 31, 2023, when compared to the prior year. The decrease in interest expense was primarily due to lower average prepayment balances for revenue agreements with a significant financing component.

Interest on satellite performance incentive payments decreased by $0.3 million for the year ended December 31, 2023, when compared to the prior year, primarily due to declining balances of satellite performance incentive liabilities.

Interest expense on employee benefit plans decreased by $1.2 million for the year ended December 31, 2023, when compared to the prior year. The decrease was primarily due to a lower estimate of interest expense according to actuarial reports.

Interest expense on leases decreased by $0.1 million for the year ended December 31, 2023, when compared to the prior year. The decrease was primarily a result of declining balances of capital lease liabilities.

Gain on Repurchase of Debt

	Years ended December 31,
($ millions)	2023	2022
Gain on repurchase of debt	$230.1	$106.9

The gain on repurchase of debt for the year ended December 31, 2023 resulted from our repurchases of: Senior Unsecured Notes with a principal amount of $128.9 million (US$95.0 million) in exchange for $53.7 million (US$39.5 million); Senior Secured Notes with a principal amount of $133.6 million (US$100.0 million) in exchange for $77.0 million (US$57.6 million); 2026 Senior Secured Notes with a principal amount of $134.5 million (US$101.0 million) in exchange for $79.6 million (US$59.7 million); and a portion of the U.S. TLB Facility with a principal amount of $177.6 million (US$131.0 million) in exchange for $133.8 million (US$98.8 million).

The gain on repurchase of debt for the year ended December 31, 2022 resulted from our repurchase of Senior Unsecured Notes with a principal amount of $202.1 million (US$160.0 million) in exchange for $97.2 million (US$77.0 million).

Interest and Other Income

	Years ended December 31,
($ millions)	2023	2022
Interest and other income	$66.5	$23.5

Interest and other income increased by $43.1 million for the year ended December 31, 2023, when compared to the prior year. The increase was primarily due to higher interest rates earned on our cash and cash equivalent balances, combined with higher cash and cash equivalent balances.

Foreign Exchange and Derivatives

	Years ended December 31,
($ millions)	2023	2022
Gain (loss) on changes in fair value of financial instruments	$—	$4.3
Gain (loss) on foreign exchange	$77.8	$(239.6)

The gain on changes in fair value of financial instruments for the year ended December 31, 2022 primarily reflected changes in the fair values of our interest rate swaps, and prepayment options on our Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes.

The foreign exchange gain for the year ended December 31, 2023, was $77.8 million compared to a foreign exchange loss of $239.6 million for 2022 resulting in a positive change of $317.3 million.

The gain for the year ended December 31, 2023 was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate as at December 31, 2023 ($1.3243), compared to the spot rate as at December 31, 2022 ($1.3554), and the resulting favorable impact on the translation of our U.S. dollar denominated indebtedness.

The loss for the year ended December 31, 2022 was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at December 31, 2022 ($1.3554), compared to the spot rate as at December 31, 2021 ($1.2637), and the resulting unfavorable impact on the translation of our U.S. dollar denominated indebtedness.

Income Taxes

	Years ended December 31,
($ millions)	2023	2022
Current tax expense (recovery)	$75.8	$77.6
Deferred tax expense (recovery)	13.8	(26.2)
Tax expense (recovery)	$89.6	$51.4

The tax expense (recovery) for the year ended December 31, 2023, was $38.2 million higher than the prior year. The increase was primarily due to an increase in operating income and higher gain on repurchase of debt, as compared to the prior year.

Backlog

Remaining performance obligations, which we refer to as contracted revenue backlog (“backlog”), represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at December 31, 2023, our contracted backlog was approximately $1.3 billion, which does not include any backlog associated with the Telesat Lightspeed program. For the last three years we have had, on average, approximately 80% of each year’s total revenue already under contract at the beginning of the year.

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

We expect our backlog as at December 31, 2023 to be recognized as follows:

($ millions)	2024	2025	2026	2027	2028	Thereafter
Backlog	$453.5	$276.5	$202.4	$131.4	$67.5	$216.5

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at December 31, 2023, we had $1,669.1 million of cash and short-term investments, including $1,247.2 million held in unrestricted subsidiaries, as well as approximately $200.0 million U.S. dollars (or Canadian dollar equivalent) borrowing availability under our Revolving Credit Facility.

Cash Flows generated from Operating Activities

Cash generated from operating activities for the year ended December 31, 2023, was $169.1 million, a $59.8 million decrease compared to the prior year. The decrease was primarily due to higher interest paid combined with an increase in accounts receivable, partially offset by lower income taxes paid and higher interest received.

Cash Flows generated from Investing Activities

Cash generated from investing activities for the year ended December 31, 2023 was $211.9 million. This consisted of proceeds received from the Phase II accelerated clearing payments for the repurposing of C-band spectrum of $351.4 million. This cash inflow was partially offset by payments associated with the Telesat Lightspeed constellation and the newly acquired Anik F4 satellite.

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

Cash Flows used in Financing Activities

Cash used in financing activities for the year ended December 31, 2023 was $354.7 million. This was primarily due to the repurchase of a portion of the Senior Unsecured Notes, Senior Secured Notes, 2026 Senior Secured Notes and U.S. TLB Facility.

Cash used in financing activities for the year ended December 31, 2022 was $104.9 million. This was primarily due to the repurchase of a portion of the Senior Unsecured Notes, combined with the payment of final transaction adjustment amount and payments on the satellite performance incentive liabilities. This was partially offset by cash received from our government grant.

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

The costs that were incurred in connection with this program to date are summarized below:

	Years ended December 31,
($ millions)	2023	2022	2021
Satellites, property and other equipment	$106.9	$51.3	$323.0
Intangible assets	16.4	—	—
Operating expenses	48.3	65.8	31.7
Total costs incurred	$171.6	$117.1	$354.7

Total research and development costs for Telesat Lightspeed for the year ended December 31, 2023 increased by $54.4 million, when compared to the prior year. The increase was primarily driven by an increase in the development activities in the Telesat Lightspeed program.

Total research and development costs for Telesat Lightspeed for the year ended December 31, 2022 decreased by $237.6 million from $354.7 million to $117.1 million, when compared to the prior year. The decrease was primarily driven by a reduction in the development activities in the Telesat Lightspeed program.

The following claims against the government grant have been made to date against the costs incurred associated with the program:

	Years ended December 31,
($ millions)	2023	2022	2021
Satellites, property and other equipment	$15.0	$3.5	$10.0
Operating expenses	4.5	5.2	4.8
Prepaid expenses	—	0.1	—
Total costs incurred	$19.5	$8.8	$14.8

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts. We believe cash and short-term investments as at December 31, 2023, cash flows from operating activities, and drawings on the Revolving Credit Facility under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest and principal payments on our indebtedness and our capital requirements. This includes the commitments we have made to date for our Telesat Lightspeed program, but it does not include the capital that would be required to commence construction of the constellation.

We have from time to time used available cash to repurchase some of our existing debt. In the year ended December 31, 2023, we repurchased Senior Secured Notes, 2026 Senior Secured Notes, Senior Unsecured Notes and a portion of our U.S. TLB Facility with a principal amount of US$100.0 million, US$101.0 million, US$95.0 million and US$131.0 million, respectively, in exchange for a combined total of US$255.6 million. We may from time to time continue to seek to repay, repurchase, exchange, refinance or otherwise retire our existing debt in open market transactions, privately negotiated transactions, tender offers, exchange offers, pursuant to the term of debt or otherwise, and have been authorized by our Board of Directors to use up to an additional US$195 million on the further repurchase of our existing debt, should we choose to do so. We may also incur additional debt to fund such transactions or exchange existing debt for newly issued debt obligations or equity or equity-like securities. Such transactions, if any, will depend on prevailing market conditions, trading prices of debt from time to time, our liquidity requirements and cash position, contractual restrictions and other factors. The amount involved in any such transactions, individually or in the aggregate, may be material. We cannot provide any assurance as to if or when we will consummate any such transactions or the terms of any such transactions.

The construction of any satellite replacement or expansion program will require significant capital expenditures, in particular the planned Telesat Lightspeed constellation. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments, cash flows generated from operating activities, cash flows from customer prepayments or through borrowings on the Revolving Credit Facility under the Senior Secured Credit Facilities; vendor financing; equity investments, including through the issuance of public equity; export credit agency financing; additional secured or unsecured debt financing; and from government sources. We may raise additional funding for the Telesat Lightspeed constellation through the issuance of additional equity of, or debt at, our unrestricted subsidiaries which will own, operate and commercialize the Telesat Lightspeed constellation.

In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of the Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite programs.

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

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat Canada and certain of our subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat Canada and the Guarantors to comply with a maximum first lien leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $200.0 million loan facility available in either U.S. dollar or Canadian dollar equivalent, maturing in December 2024. Loans under the Revolving Facility bore interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Secured Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to either the BA interest rate or London Interbank Offered Rate (“LIBOR”). The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. Our Revolving Facility currently has an unused commitment fee that ranges from 25 to 37.5 basis points per annum, depending upon the result of the total leverage ratio.

On May 9, 2023, Telesat Canada entered into a seventh amendment (the “Amendment”) to the Credit Agreement. The Amendment amended the Credit Agreement to replace LIBOR-based benchmark rates with Secured Overnight Financing Rate (“SOFR”)-based benchmark rates and to make certain other conforming changes. Following the Amendment, loans under the Revolving Facility will bear interest, at Telesat Canada’s option, at either (x) in the case of loans denominated in Canadian Dollars, (i) a floating rate based on the Canadian prime rate, plus an applicable margin ranging from 0.75% to 1.25% or (ii) a floating rate based on the Canadian BA rate, plus an applicable margin ranging from 1.75% to 2.25%, or (y) in the case of loans denominated in US dollars, (i) a floating rate based on the base rate, plus an applicable margin ranging from 0.75% to 1.25% or (ii) a floating rate based on SOFR, plus an applicable margin ranging from 1.75% to 2.25%.

As at December 31, 2023, other than approximately $0.2 million in drawings related to letters of credit, there were no borrowings under this facility.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility is a US$1,908.5 million facility maturing in December 2026. As at December 31, 2023, the outstanding balance was US$1,421.8 million.

The borrowings under our U.S. TLB Facility bore interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat Canada in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%.

On May 9, 2023, Telesat Canada entered into the Amendment to the Credit Agreement. The Amendment amends the Credit Agreement to replace LIBOR-based benchmark rates with SOFR-based benchmark rates and to make certain other conforming changes. Following the Amendment, loans under the Term Loan B Facility will bear interest, at Telesat Canada’s option, at either (i) a floating rate based on the base rate, plus an applicable margin of 1.75% or (ii) a floating rate based on SOFR, plus an applicable margin of 2.75%. In addition, loans benchmarked against SOFR will be subject to a credit spread adjustment of 0.11448% for a one-month interest period, 0.26161% for a three-month interest period and 0.42826% for a six-month interest period.

During the year ended December 31, 2023, we repurchased a portion of our U.S. TLB Facility with a principal amount of $177.6 million (US$131.0 million) in exchange for $133.8 million (US$98.8 million). The repurchases resulted in a gain on repurchase of debt of $43.8 million.

As at December 31, 2023, US$1,421.8 million of this facility was outstanding, which represents the full amount available.

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

During the year ended December 31, 2023, we repurchased Senior Secured Notes with a principal amount of $133.6 million (US$100.0 million) in exchange for $77.0 million (US$57.6 million). The repurchases resulted in a gain on repurchase of debt of $56.7 million. The repurchases also resulted in a write-off of the related debt issue costs and prepayment options.

As at December 31, 2023, US$300.0 million Senior Secured Notes were outstanding.

2026 Senior Secured Notes

On April 27, 2021, we issued US$500.0 million in aggregate principal amount of 2026 Senior Secured Notes which bear interest at an annual rate of 5.625% and are due in December 2026. The indenture governing the 2026 Senior Secured Notes includes covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, and effect mergers with another entity, in each case subject to exceptions provided in such indenture.

During the year ended December 31, 2023, we repurchased 2026 Senior Secured Notes with a principal amount of $134.5 million (US$101.0 million) in exchange for $79.6 million (US$59.7 million). The repurchases resulted in a gain on repurchase of debt of $55.0 million. The repurchases also resulted in a write-off of the related debt issue costs and prepayment options.

As at December 31, 2023, US$399.0 million 2026 Senior Secured Notes were outstanding.

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

During the year ended December 31, 2023, we repurchased Senior Unsecured Notes with a principal amount of $128.9 million (US$95.0 million) in exchange for $53.7 million (US$39.5 million). The repurchases resulted in a gain on repurchase of debt of $75.3 million. The repurchases also resulted in a write-off of the related debt issue costs and prepayment options.

During the year ended December 31, 2022, we repurchased for retirement Senior Unsecured Notes with a principal amount of $202.1 million (US$160.0 million) in exchange for $97.2 million (US$77.0 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $1.9 million (US$1.5 million) and a gain on extinguishment of debt of $106.9 million (US$84.5 million).

As at December 31, 2023, US$295.0 million Senior Unsecured Notes were outstanding.

Covenant Compliance

As at December 31, 2023, we were in compliance with the financial covenants of our Senior Secured Credit Facilities, the indenture governing our Senior Unsecured Notes, the indenture governing our Senior Secured Notes and the indenture governing our 2026 Senior Secured Notes.

Debt Service Cost

The interest expense on our Senior Secured Credit Facilities, Senior Unsecured Notes, Senior Secured Notes, and 2026 Senior Secured Notes, excluding the impact of the amortization of deferred financing costs, prepayment options and loss on repayment for the year ended December 31, 2023 was $252.2 million.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to the prepayment option on our Senior Unsecured Notes, the prepayment option on our Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes. As at December 31, 2023, the fair value of the embedded derivatives related to the prepayment option on our Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes was $Nil.

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

MATERIAL CASH REQUIREMENTS

A summary of the material cash requirements that are due in each of the next five years and after 2028 are summarized the table below:

($ millions)	2024	2025	2026	2027	2028	Thereafter	Total
Satellite performance incentive payments, including interest(1)	$5.6	$3.3	$3.3	$2.5	$2.4	$5.4	$22.5
Senior Secured Credit Facilities and Notes(2)	$—	$—	$2,411.3	$788.0	$—	$—	$3,199.2
Interest on long-term indebtedness(2)	$249.8	$234.8	$224.3	$35.1	$—	$—	$744.0
Lease liabilities(3)	$3.8	$3.7	$3.1	$2.9	$2.9	$30.8	$47.2
Property lease commitments(4)	$1.1	$1.1	$1.1	$1.0	$1.0	$10.2	$15.5
Commitments for capital expenditures(5)	$76.9	$55.1	$5.3	$6.0	$—	$—	$143.3
Other operating commitments(6)	$31.5	$14.1	$9.4	$8.3	$18.7	$68.0	$150.1
Contributions to defined benefit plans(7)	$4.7	$—	$—	$—	$—	$—	$4.7

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

(7)      Over the next twelve months, contributions to the defined benefit pension plans will be made through the usage of cash and short-term investments and cash flows from operating activities. Certain contributions subsequent to 2024 are not quantifiable as they are largely dependent on the result of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.

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

For the year ended December 31, 2023, we recorded a mainly non-cash foreign exchange gain of approximately $77.8 million due to a weaker U.S. dollar to Canadian dollar spot rate ($1.3243) compared to December 31, 2022 ($1.3554).

For the year ended December 31, 2022, we recorded a mainly non-cash foreign exchange loss of approximately $239.6 million due to stronger U.S. dollar to Canadian dollar spot rate ($1.3554) compared to December 31, 2021 ($1.2637).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

Years ended December 31,	2023	2022
Revenue	52.3%	53.8%
Operating expenses	39.3%	37.1%
Interest on our indebtedness	100.0%	100.0%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•        forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

•        currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at December 31, 2023, we have no forward currency contracts nor any currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness as at December 31, 2023 and (decreased) increased our net income for the year ended December 31, 2023 by $160.0 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $75.5 million, increased (decreased) our net income by $10.6 million and increased (decreased) our other comprehensive income by $64.9 million as at and for the year ended December 31, 2023.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the year ended December 31, 2023, as summarized in the table below:

($ millions)
Revenue	$18.4
Operating expenses	$4.0
Interest on our indebtedness	$12.7

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective year, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at December 31, 2023.

($ millions, beginning of year)	2024	2025	2026	2027	2028	Thereafter
U.S. TLB Facility	$1,882.8	$1,882.8	$1,882.8	$—	$—	$—
Senior Unsecured Notes	390.7	390.7	390.7	390.7	—	—
Senior Secured Notes	397.3	397.3	397.3	397.3	—	—
2026 Senior Secured Notes	528.4	528.4	528.4	—	—	—
U.S. dollar denominated debt balances	$3,199.2	$3,199.2	$3,199.2	$788.0	$—	$—

Interest Rate Risk

We are exposed to interest rate risk on our cash, short-term investments and on our indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. In October 2017, we entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on US$1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As the final interest rate swap matured in 2022, there were no outstanding interest rate swaps as at December 31, 2023 or 2022.

If the interest rates on our variable rate debt increased (decreased) by 0.25%, the result would be a decrease (increase) of $5.1 million to our net income for year ended December 31, 2023.

As at December 31, 2023, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective year, net of our scheduled repayments, and based on the foreign exchange rate as at December 31, 2023.

($ millions)	2024	2025	2026	2027	2028	Thereafter
U.S. TLB Facility	$1,882.8	$1,882.8	$1,882.8	$—	$—	$—

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

NON-IFRS MEASURES

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure. The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, we use revenue and deduct operating expenses (excluding share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of our operating performance.

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

We believe the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

The following is a reconciliation of net income (loss) to Adjusted EBITDA.

	Years ended December 31,
($ millions)	2023	2022
Net income (loss)	$583.3	$(81.6)
Tax expense (recovery)	89.6	51.4
(Gain) loss on changes in fair value of financial instruments	—	(4.3)
(Gain) loss on foreign exchange	(77.8)	239.6
Interest and other income	(66.5)	(23.5)
Interest expense	270.4	221.8
Gain on repurchase of debt	(230.1)	(106.9)
Depreciation	182.7	188.8
Amortization	13.1	15.0
Other operating (gains) losses, net	(265.0)	—
Non-recurring compensation expenses(1)	1.1	0.3
Non-cash expense related to share-based compensation	33.0	67.4
Adjusted EBITDA	$533.7	$567.9

Revenue	$704.2	$759.2
Adjusted EBITDA Margin	75.8%	74.8%

____________

(1)      Includes severance payments, special compensation and benefits for executives and employees.

Adjusted EBITDA for Telesat decreased by $34.2 million for the year ended December 31, 2023, when compared to the prior year. The decrease was primarily due to a decrease in revenues, as discussed above, partially offset by a decrease in operating expense.

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

Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization for Covenant Purposes is defined as net income (loss) for Telesat Canada and Restricted Subsidiaries plus interest expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued and non-cash charges related to share-based compensation expense. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.

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

The following is a reconciliation of net income (loss), which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at https://www.sec.gov.

($ millions)	Year Ended December 31, 2023
Net income (loss)	$583.3
Impact of unrestricted subsidiaries	(2.7)
Consolidated income for Covenant Purposes	580.6
Plus:
Income taxes (Note 1)	87.9
Interest expense (Note 1)	236.1
Depreciation and amortization expense (Note 1)	194.0
Non-cash share-based compensation and pension expense (Note 1)	39.1
C-band clearing income	(344.9)
Impairment	79.7
Other	16.8
Increased (decreased) by:
Gain on repurchase of debt	(230.1)
Non-cash (gains) losses resulting from changes in foreign exchange rates (Note 1)	(76.5)
Consolidated EBITDA for Covenant Purposes	$582.9

____________

Note 1:    Some adjustments for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

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

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

($ millions)	As at December 31, 2023
U.S. dollar denominated debt
Term Loan B U.S. Facility (US$)	$1,421.8
Senior Unsecured Notes (US$)	295.0
Senior Secured Notes (US$)	300.0
2026 Senior Secured Notes (US$)	399.0
2,415.8
Foreign exchange adjustment	783.4
Subtotal	3,199.2
Deferred financing costs, prepayment options and loss on repayment	(2.2)
Indebtedness	$3,197.0
(in $ millions)
Indebtedness	$3,197.0
Adjustments for covenant purposes:
Deferred financing costs, prepayment options and loss on repayment	2.2
Add: lease liabilities	33.1
Consolidated Total Debt	3,232.3
Less: Cash and cash equivalents (max. US$100 million)	(132.4)
Consolidated Total Debt for Covenant Purposes	$3,099.9

Consolidated Total Debt	$3,232.3
Less: Unsecured debt (Senior Unsecured Notes)	(390.7)
Consolidated Total Secured Debt	2,841.7
Less: Cash and cash equivalents (max. US$100 million)	(132.4)
Consolidated Total Secured Debt for Covenant Purposes	$2,709.2

As at December 31, 2023, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 5.32:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 4.65:1.00.

The consolidated EBITDA for covenant purposes for the Senior Secured Credit Facilities for the year ended December 31, 2022 was $608.3 million. Detailed information of the calculation is included in Item 5. Operating and Financial Review and Prospects — A. Operating results in the Telesat Corporation’s Annual Report for the year December 31, 2022 on form 20-F filed with the SEC on March 29, 2023, which can be obtained on the SEC website at https://www.sec.gov.

As of the date hereof we are in compliance with our debt covenants.

Condensed Consolidating Financial Information

The condensed consolidating financial information reflects the investments, using the equity method of accounting, of Telesat in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries, and of the Guarantors in their Non-Guarantor subsidiaries.

Balances of Telesat Partnership are inclusive of balances associated with Telesat Partnership LP, Telesat CanHold Corporation, Telesat Can ULC, Loral Space & Communications Inc. and Loral Skynet Corporation.

The condensed consolidating financial information for 2021 and 2022 incorporated the changes from the change accounting policy for the amendments to IAS 12, Income Taxes (“IAS 12”). For additional details on the change in accounting policy, see Accounting Standards section of the MD&A.

Condensed Consolidating Statements of Income (Loss)
For the year ended December 31, 2023

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$598,083	$372,844	$14,850	$(281,616)	$704,161
Operating expenses	(509)	(1,212)	—	(360,514)	(72,632)	(51,301)	281,616	(204,552)
Depreciation	—	—	—	(36,190)	(146,087)	(1,396)	1,004	(182,669)
Amortization	—	—	—	(781)	(2,669)	(324)	(9,319)	(13,093)
Other operating gains (losses), net	—	—	—	(11,466)	(534,146)	(2,039)	812,650	264,999
Operating income (loss)	(509)	(1,212)	—	189,132	(382,690)	(40,210)	804,335	568,846
Income (loss) from equity investments	30,736	28,873	—	(391,196)	634	—	330,953	—
Interest expense	(69)	(5)	—	(259,223)	(13,767)	4	2,710	(270,350)
Gain on repurchase of debt	—	—	—	230,080	—	—	—	230,080
Interest and other income (expense)	2	724	—	106,710	2,831	44,663	(88,398)	66,532
Gain (loss) on foreign exchange	(620)	(6)	—	75,667	632	1,939	146	77,758
Income (loss) before income taxes	29,540	28,374	—	(48,830)	(392,360)	6,396	1,049,746	672,866
Tax (expense) recovery	—	2,362	—	77,703	(576)	(4,022)	(165,063)	(89,596)
Net income (loss)	$29,540	$30,736	$—	$28,873	$(392,936)	$2,374	$884,683	$583,270

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2023

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$29,540	$30,736	$—	$28,873	$(392,936)	$2,374	$884,683	$583,270
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	791	113	—	(4,559)	(10,306)	(18,236)	(18,788)	(50,985)
Other comprehensive income (loss) from equity investments	(32,988)	(33,101)	—	(28,542)	(13,926)	—	108,557	—
Items that will not be reclassified into profit or loss
Actuarial gain (loss) on defined benefit plans	—	1,246	—	(6,119)	(177)	—	—	(5,050)
Income tax on items that will not be reclassified to profit or loss	—	—	—	1,628	37	—	—	1,665
Total other comprehensive income (loss) from equity investments	(3,385)	(4,631)	—	(140)	—	—	8,156	—
Total other comprehensive income (loss)	(35,582)	(36,373)	—	(37,732)	(24,372)	(18,236)	97,925	(54,370)
Total comprehensive income (loss)	$(6,042)	$(5,637)	$—	$(8,859)	$(417,308)	$(15,862)	$982,608	$528,900

Condensed Consolidating Statements of Income (Loss)
For the year ended December 31, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$649,933	$404,856	$38,313	$(333,933)	$759,169
Operating expenses	(2,968)	(925)	—	(423,873)	(96,655)	(68,501)	333,933	(258,989)
Depreciation	—	—	—	(34,104)	(142,661)	(1,210)	(10,780)	(188,755)
Amortization	—	—	—	(3,172)	(2,559)	(313)	(8,935)	(14,979)
Other operating gains (losses), net	—	—	—	(43)	37	—	13	7
Operating income (loss)	(2,968)	(925)	—	188,741	163,018	(31,711)	(19,702)	296,453
Income (loss) from equity investments	14,409	19,117	—	130,849	3,411	—	(167,786)	—
Interest expense	—	(1,149)	—	(206,447)	(14,121)	(23)	(16)	(221,756)
Gain on repurchase of debt	—	—	—	106,916	—	—	—	106,916
Interest and other income (expense)	13	(29)	—	80,271	728	15,880	(73,387)	23,476
Gain (loss) on change in fair value of financial instruments	—	—	—	4,314	—	—	—	4,314
Gain (loss) on foreign exchange	54	64	—	(237,208)	247	(2,748)	—	(239,591)
Income (loss) before income taxes	11,508	17,078	—	67,436	153,283	(18,602)	(260,891)	(30,188)
Tax (expense) recovery	—	(2,669)	—	(48,319)	1,919	(2,340)	—	(51,409)
Net income (loss)	$11,508	$14,409	$—	$19,117	$155,202	$(20,942)	$(260,891)	$(81,597)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$11,508	$14,409	$—	$19,117	$155,202	$(20,942)	$(260,891)	$(81,597)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(692)	(1,011)	—	12,191	25,603	138,086	(25,721)	148,456
Other comprehensive income (loss) from equity investments	174,869	175,880	—	163,689	41,501	—	(555,939)	—
Items that will not be reclassified into profit or loss
Actuarial gain (loss) on defined benefit plans	—	7,514	—	24,906	862	—	—	33,282
Income tax on items that will not be reclassified to profit or loss	—	—	—	(6,587)	(181)	—	—	(6,768)
Total other comprehensive income (loss) from equity investments	26,514	19,000	—	681	—	—	(46,195)	—
Total other comprehensive income (loss)	200,691	201,383	—	194,880	67,785	138,086	(627,855)	174,970
Total comprehensive income (loss)	$212,199	$215,792	$—	$213,997	$222,987	$117,144	$(888,746)	$93,373

Condensed Consolidating Statements of Income (Loss)
For the year ended December 31, 2021

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$671,525	$425,303	$8,157	$(346,773)	$758,212
Operating expenses	(1,246)	(385)	—	(465,998)	(84,607)	(31,486)	346,773	(236,949)
Depreciation	—	—	—	(39,698)	(174,796)	(759)	11,481	(203,772)
Amortization	—	—	—	(548)	(2,441)	(298)	(12,696)	(15,983)
Other operating gains (losses), net	—	(26)	—	(841)	20	(1,286,739)	1,395,201	107,615
Operating income (loss)	(1,246)	(411)	—	164,440	163,479	(1,311,125)	1,393,986	409,123
Income (loss) from equity investments	(879,174)	(878,451)	—	(785,542)	(935,294)	—	3,478,461	—
Interest expense	—	(55)	—	(173,684)	(14,108)	(34)	(113)	(187,994)
Interest and other income (expense)	—	(257)	—	46,226	299	1,100	(43,950)	3,418
Gain (loss) on change in fair value of financial instruments	—	—	—	(18,684)	—	—	—	(18,684)
Gain (loss) on foreign exchange	—	—	—	9,471	26,857	(7,740)	(1,049)	27,539
Income (loss) before income taxes	(880,420)	(879,174)	—	(757,773)	(758,767)	(1,317,799)	4,827,335	233,402
Tax (expense) recovery	—	—	—	(35,617)	(3,733)	359,463	(391,148)	(71,035)
Net income (loss)	$(880,420)	$(879,174)	$—	$(793,390)	$(762,500)	$(958,336)	$4,436,187	$162,367

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2021

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$(880,420)	$(879,174)	$—	$(793,390)	$(762,500)	$(958,336)	4,436,187	$162,367
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	35	10	—	22,816	(31,037)	(8,240)	(1,139)	(17,555)
Other comprehensive income (loss) from equity investments	8,237	8,227	—	(39,277)	7,429	—	15,384	—
Items that will not be reclassified into profit or loss
Actuarial gain (loss) on defined benefit plans	—	816	—	54,596	10	—	—	55,422
Income tax on items that will not be reclassified to profit or loss	—	—	—	(14,424)	—	—	—	(14,424)
Total other comprehensive income (loss) from equity investments	40,998	40,182	—	10	—	—	(81,190)	—
Total other comprehensive income (loss)	49,270	49,235	—	23,721	(23,598)	(8,240)	(66,945)	23,443
Total comprehensive income (loss)	$(831,150)	$(829,939)	$—	$(769,669)	$(786,098)	$(966,576)	$4,369,242	$185,810

Condensed Consolidating Balance Sheets
As at December 31, 2023

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$708	$7,800	$—	$280,859	$140,561	$1,239,161	$—	$1,669,089
Trade and other receivables	—	—	—	32,517	20,702	25,070	—	78,289
Other current financial assets	—	64	—	—	306	402	(141)	631
Intercompany receivables	381	1	—	233,258	74,307	714	(308,661)	—
Current income tax recoverable	—	1,687	—	12,495	2,081	314	(67)	16,510
Prepaid expenses and other current assets	3,281	—	—	7,606	10,977	38,958	(8,653)	52,169
Total current assets	4,370	9,552	—	566,735	248,934	1,304,619	(317,522)	1,816,688
Satellites, property and other equipment	—	—	—	91,410	587,731	539,418	41,739	1,260,298
Deferred tax assets	—	—	—	—	11,895	—	(8,941)	2,954
Other long-term financial assets	—	8,322	—	2,080	4,553	—	(8,322)	6,633
Long-term income tax recoverable	—	—	—	7,497	—	—	—	7,497
Other long-term assets	—	—	—	40,635	291	—	—	40,926
Intangible assets	—	—	—	604	557,269	174,119	(39,236)	692,756
Investment in affiliates	424,652	505,476	—	2,928,832	126,687	—	(3,985,647)	—
Goodwill	—	—	—	549,162	—	—	1,897,441	2,446,603
Total assets	$429,022	$523,350	$—	$4,186,955	$1,537,360	$2,018,156	$(2,420,488)	$6,274,355

Liabilities
Trade and other payables	$106	$43	$—	$22,735	$7,950	$12,792	$—	$43,626
Other current financial liabilities	64	—	—	26,526	2,573	—	(102)	29,061
Intercompany payables	186	282	—	74,494	223,566	10,133	(308,661)	—
Income taxes payable	—	—	—	—	142	1,795	(16)	1,921
Other current liabilities	—	—	—	47,989	23,474	300	(8,644)	63,119
Total current liabilities	356	325	—	171,744	257,705	25,020	(317,423)	137,727
Long-term indebtedness	—	—	—	3,197,019	—	—	—	3,197,019
Deferred tax liabilities	—	—	—	216,527	—	25,541	(6,821)	235,247
Other long-term financial liabilities	8,322	192	—	79	14,646	—	(8,301)	14,938
Other long-term liabilities	—	9,147	—	96,112	185,182	—	—	290,441
Total liabilities	8,678	9,664	—	3,681,481	457,533	50,561	(332,545)	3,875,372
Total shareholders’ equity	420,344	513,686	—	505,474	1,079,827	1,967,595	(2,087,943)	2,398,983
Total liabilities and shareholders’ equity	$429,022	$523,350	$—	$4,186,955	$1,537,360	$2,018,156	$(2,420,488)	$6,274,355

Condensed Consolidating Balance Sheets
As at December 31, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$18	$4,742	$—	$496,106	$136,713	$1,040,213	$—	$1,677,792
Trade and other receivables	—	—	—	17,672	14,798	8,778	—	41,248
Other current financial assets	—	—	—	—	95	420	—	515
Intercompany receivables	4,543	—	—	240,093	21,864	1,229	(267,729)	—
Current income tax recoverable	—	1,761	—	14,463	2,285	27	(127)	18,409
Prepaid expenses and other current assets	3,282	78	—	13,336	13,842	30,627	(10,841)	50,324
Total current assets	7,843	6,581	—	781,670	189,597	1,081,294	(278,697)	1,788,288
Satellites, property and other equipment	—	—	—	104,600	757,113	460,623	41,748	1,364,084
Deferred tax assets	—	—	—	—	6,642	—	43,342	49,984
Other long-term financial assets	—	767	—	3,020	6,689	—	—	10,476
Long-term income tax recoverable	—	—	—	15,303	—	—	—	15,303
Other long-term assets	—	—	—	47,686	291	—	—	47,977
Intangible assets	—	—	—	164	1,080,042	527,162	(850,490)	756,878
Investment in affiliates	508,840	607,303	—	3,631,292	138,496	—	(4,885,931)	—
Goodwill	—	—	—	549,162	—	—	1,897,441	2,446,603
Total assets	$516,683	$614,651	$—	$5,132,897	$2,178,870	$2,069,079	$(4,032,587)	$6,479,593

Liabilities
Trade and other payables	$257	$164	$—	$21,584	$9,361	$12,189	$—	$43,555
Other current financial liabilities	—	—	—	45,549	3,015	—	(167)	48,397
Intercompany payables	11,606	87	—	70,158	169,820	16,058	(267,729)	—
Income taxes payable	—	3,233	—	—	—	319	(76)	3,476
Other current liabilities	—	(3)	—	62,759	22,836	1,211	(10,835)	75,968
Total current liabilities	11,863	3,481	—	200,050	205,032	29,777	(278,807)	171,396
Long-term indebtedness	—	—	—	3,850,081	—	—	—	3,850,081
Deferred tax liabilities	—	—	—	365,983	—	26,141	(120,878)	271,246
Other long-term financial liabilities	—	197	—	2,348	17,097	—	21	19,663
Other long-term liabilities	—	11,641	—	107,132	208,037	245	—	327,055
Total liabilities	11,863	15,319	—	4,525,594	430,166	56,163	(399,664)	4,639,441
Total shareholders’ equity	504,820	599,332	—	607,303	1,748,704	2,012,916	(3,632,923)	1,840,152
Total liabilities and shareholders’ equity	$516,683	$614,651	$—	$5,132,897	$2,178,870	$2,069,079	$(4,032,587)	$6,479,593

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2023

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$29,540	$30,736	$—	$28,873	$(392,936)	$2,374	$884,683	$583,270
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	36,190	146,087	1,396	(1,004)	182,669
Amortization	—	—	—	781	2,669	324	9,319	13,093
Tax expense (recovery)	—	(2,362)	—	(77,703)	576	4,022	165,063	89,596
Interest expense	69	5	—	259,223	13,767	(4)	(2,710)	270,350
Interest income	(2)	(110)	—	(17,043)	(4,726)	(44,667)	2,710	(63,838)
(Gain) loss on foreign exchange	620	6	—	(75,667)	(632)	(1,939)	(146)	(77,758)
Share-based compensation	(692)	—	—	32,473	3,774	(2,540)	—	33,015
(Income) loss from equity investments	(30,736)	(28,873)	—	391,196	(634)	—	(330,953)	—
(Gain) loss on disposal of assets	—	—	—	11,466	(36)	2,039	(13,528)	(59)
Gain on repurchase of debt	—	—	—	(230,080)	—	—	—	(230,080)
Impairment	—	—	—	—	534,182	—	(454,442)	79,740
Deferred revenue amortization	—	—	—	(28,284)	(30,080)	(973)	—	(59,337)
Pension expense	—	684	—	4,990	—	—	—	5,674
Other	—	—	—	1,299	1,659	—	—	2,958
C-band clearing income	—	—	—	—	—	—	(344,892)	(344,892)
Income taxes paid, net of income taxes received	—	(186)	—	(58,227)	(5,748)	(2,680)	—	(66,841)
Interest paid, net of interest received	(62)	110	—	(255,642)	3,110	43,223	—	(209,261)
Operating assets and liabilities	1,958	(8,710)	—	(8,344)	(1,800)	(17,328)	(4,988)	(39,212)
Net cash from (used in) operating activities	695	(8,700)	—	15,501	269,232	(16,753)	(90,888)	169,087

Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	(8,934)	—	(74,385)	—	(83,319)
Cash payments related to property and other equipment	—	—	—	(12,297)	(635)	(29,988)	—	(42,920)
Purchase of intangible assets	—	—	—	(13,211)	(56)	—	—	(13,267)
Return of capital to shareholder	—	11,807	—	172,074	—	—	(183,881)	—
Investment in affiliates	—	—	—	—	(750)	—	750	—
C-band clearing proceeds	—	—	—	—	—	351,438	—	351,438
Net cash (used in) generated from investing activities	—	11,807	—	137,632	(1,441)	247,065	(183,131)	211,932

Cash flows (used in) generated from financing activities
Repurchase of indebtedness	—	—	—	(344,014)	—	—	—	(344,014)
Payment of principal on lease liabilities	—	—	—	(1,277)	(492)	(402)	—	(2,171)
Satellite performance incentive payments	—	—	—	(4,437)	(1,948)	—	—	(6,385)
Government grant received	—	—	—	—	—	1,089	—	1,089
Return of capital to shareholder	—	—	—	(11,807)	(172,074)	—	183,881	—
Proceeds from exercise of stock options	—	—	—	27	—	—	—	27
Tax withholdings on settlement of restricted share units	—	—	—	(2,883)	(247)	(68)	—	(3,198)
Proceeds from issuance of share capital	—	—	—	—	—	750	(750)	—
Dividends paid	—	—	—	(10)	(85,545)	(5,333)	90,888	—
Net cash (used in) generated from financing activities	—	—	—	(364,401)	(260,306)	(3,964)	274,019	(354,652)
Effect of changes in exchange rates on cash and cash equivalents	(5)	(49)	—	(3,979)	(3,637)	(27,400)	—	(35,070)
Changes in cash and cash equivalents	690	3,058	—	(215,247)	3,848	198,948	—	(8,703)
Cash and cash equivalents, beginning of year	18	4,742	—	496,106	136,713	1,040,213	—	1,677,792
Cash and cash equivalents, end of year	$708	$7,800	$—	$280,859	$140,561	$1,239,161	$—	$1,669,089

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$11,508	$14,409	$—	$19,117	$155,202	$(20,942)	$(260,891)	$(81,597)
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	34,104	142,661	1,210	10,780	188,755
Amortization	—	—	—	3,172	2,559	313	8,935	14,979
Tax expense (recovery)	—	2,669	—	48,319	(1,919)	2,340	—	51,409
Interest expense	—	1,149	—	206,447	14,121	23	16	221,756
Interest income	(13)	(16)	—	(6,361)	(1,293)	(15,881)	—	(23,564)
(Gain) loss on foreign exchange	(54)	(64)	—	237,208	(247)	2,748	—	239,591
(Gain) loss on changes in fair value of financial instruments	—	—	—	(4,314)	—	—	—	(4,314)
Share-based compensation	692	—	—	61,629	3,750	1,357	—	67,428
(Income) loss from equity investments	(14,409)	(19,117)	—	(130,849)	(3,411)	—	167,786	—
(Gain) loss on disposal of assets	—	—	—	43	(37)	—	(13)	(7)
Gain on repurchase of debt	—	—	—	(106,916)	—	—	—	(106,916)
Deferred revenue amortization	—	—	—	(32,233)	(27,503)	(17,339)	—	(77,075)
Pension expense	—	540	—	7,047	—	—	—	7,587
Other	—	—	—	(2,454)	1,270	—	—	(1,184)
Income taxes paid, net of income taxes received	—	(39)	—	(91,993)	(3,449)	(2,662)	—	(98,143)
Interest paid, net of interest received	13	16	—	(177,578)	(358)	14,794	—	(163,113)
Operating assets and liabilities	2,277	1,625	—	(41,352)	12,929	17,653	124	(6,744)
Net cash from (used in) operating activities	14	1,172	—	23,036	294,275	(16,386)	(73,263)	228,848

Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	—	—	(31,805)	—	(31,805)
Cash payments related to property and other equipment	—	—	—	(3,931)	(522)	(28,248)	—	(32,701)
Purchase of intangible assets	—	—	—	—	(71)	—	—	(71)
Return of capital to shareholder	—	23,290	—	191,248	—	—	(214,538)	—
C-band clearing proceeds	—	—	—	—	—	64,651	—	64,651
Net cash (used in) generated from investing activities	—	23,290	—	187,317	(593)	4,598	(214,538)	74

Cash flows (used in) generated from financing activities
Repurchase of indebtedness	—	—	—	(97,234)	—	—	—	(97,234)
Payment of principal on lease liabilities	—	—	—	(1,193)	(944)	(361)	—	(2,498)
Satellite performance incentive payments	—	—	—	(4,896)	(1,771)	—	—	(6,667)
Government grant received	—	—	—	—	—	22,324	—	22,324
Final Transaction adjustment payment	—	(20,790)	—	—	—	—	—	(20,790)
Return of capital to shareholder	—	—	—	(23,290)	(191,248)	—	214,538	—
Dividends paid	—	—	—	—	(73,263)	—	73,263	—
Net cash (used in) generated from financing activities	—	(20,790)	—	(126,613)	(267,226)	21,963	287,801	(104,865)
Effect of changes in exchange rates on cash and cash equivalents	—	166	—	43,588	8,922	51,466	—	104,142
Changes in cash and cash equivalents	14	3,838	—	127,328	35,378	61,641	—	228,199
Cash and cash equivalents, beginning of year	4	904	—	368,778	101,335	978,572	—	1,449,593
Cash and cash equivalents, end of year	$18	$4,742	$—	$496,106	$136,713	$1,040,213	$—	$1,677,792

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2021

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$(880,420)	$(879,174)	$—	$(793,390)	$(762,500)	$(958,336)	$4,436,187	$162,367
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	39,698	174,796	759	(11,481)	203,772
Amortization	—	—	—	548	2,441	298	12,696	15,983
Tax expense (recovery)	—	—	—	35,617	3,733	(359,463)	391,148	71,035
Interest expense	—	55	—	173,684	14,108	34	113	187,994
Interest income	—	—	—	(2,181)	(978)	(1,233)	—	(4,392)
(Gain) loss on foreign exchange	—	—	—	(9,471)	(26,857)	7,740	1,049	(27,539)
(Gain) loss on changes in fair value of financial instruments	—	—	—	18,684	—	—	—	18,684
Share-based compensation	—	—	—	73,698	25	—	—	73,723
(Income) loss from equity investments	879,174	878,451	—	785,542	935,294	—	(3,478,461)	—
(Gain) loss on disposal of assets	—	26	—	841	(20)	—	1	848
Deferred revenue amortization	—	—	—	(39,684)	(24,990)	(324)	—	(64,998)
Pension expense	—	74	—	8,059	—	—	—	8,133
C-band clearing income	—	—	—	—	—	64,289	(107,149)	(42,860)
Impairment	—	—	—	—	—	1,286,739	(1,286,739)	—
Other	—	—	—	(2,531)	578	—	—	(1,953)
Income taxes paid, net of income taxes received	—	—	—	(90,882)	(2,564)	(796)	—	(94,242)
Interest paid, net of interest received	—	—	—	(155,027)	(643)	1,237	—	(154,433)
Operating assets and liabilities	1,250	(691)	—	59,652	(19,918)	(97,490)	(1,428)	(58,625)
Net cash from (used in) operating activities	4	(1,259)	—	102,857	292,505	(56,546)	(44,064)	293,497

Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	—	—	(279,941)	—	(279,941)
Cash payments related to property and other equipment	—	—	—	(5,751)	(790)	(26,387)	1,203	(31,725)
Purchase of intangible assets	—	—	—	—	(73)	—	(1,089)	(1,162)
Return of capital to shareholder	—	—	—	215,967	—	—	(215,967)	—
Investment in affiliates	—	—	—	(641,800)	—	—	641,800	—
C-band clearing proceeds	—	—	—	—	—	42,860	—	42,860
Net cash (used in) generated from investing activities	—	—	—	(431,584)	(863)	(263,468)	425,947	(269,968)

Cash flows (used in) generated from financing activities
Proceeds from indebtedness	—	—	—	619,900	—	—	—	619,900
Payment of debt issue costs	—	—	—	(6,834)	—	—	—	(6,834)
Payments of principal on lease liabilities	—	—	—	(1,457)	(433)	(288)	—	(2,178)
Satellite performance incentive payments	—	—	—	(5,376)	(1,538)	—	—	(6,914)
Return of capital to shareholder	—	—	—	—	(215,967)	—	215,967	—
Initial costs from Transaction	—	1,260	—	—	—	—	—	1,260
Proceeds from exercise of stock options	—	—	—	16	—	—	—	16
Proceeds from issuance of share capital	—	—	—	—	—	641,800	(641,800)	—
Dividends paid	—	—	—	(10)	(43,950)	—	43,950	(10)
Net cash (used in) generated from financing activities	—	1,260	—	606,239	(261,888)	641,512	(381,883)	605,240
Effect of changes in exchange rates on cash and cash equivalents	—	—	—	22,107	(2,007)	(17,654)	—	2,446
Changes in cash and cash equivalents	4	1	—	299,619	27,747	303,844	—	631,215
Cash and cash equivalents, beginning of year	—	—	—	69,159	73,588	675,631	—	818,378
Cash and cash equivalents, end of year	$4	$1	$—	$368,778	$101,335	$979,475	$—	$1,449,593

CURRENT SHARE INFORMATION

The number of shares and stated value of the outstanding Class A common shares and Class B variable voting shares (“Telesat Public shares”), and Class C fully voting shares and Class C limited voting shares (together, the “Class C shares”) as at December 31, 2023, were as follows:

(in thousands of $, except number of shares)	Number of shares	Stated value
Telesat Public Shares	13,497,501	$44,912
Class C Shares	112,841	6,340
	13,610,342	$51,252

The breakdown of the number of Telesat Public Shares, as at December 31, 2023, was as follows:

Telesat Public shares
Class A Common shares	1,242,656
Class B Variable voting shares	12,254,845
Total Telesat Public shares	13,497,501

The split between the Class A Common shares and Class B Variable Voting shares in the table above is based on information available to us as at December 31, 2023.

In addition, we have one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at December 31, 2023 and 2022.

The number of outstanding stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) issued under our Omnibus Plan and Historic Plan as at December 31, 2023 were as follows:

	Historic Plan	Omnibus Plan
Stock Options	199,634	803,265
RSUs with time criteria	517,688	784,725
RSUs with time and performance criteria	124,080	—
PSUs with time and performance criteria	—	375,137
DSUs	—	124,616
	841,402	2,087,743

Each of the foregoing securities can be settled or exercised, as applicable, for Telesat Public Shares.

During the year ended December 31, 2023, 532,122 RSUs were settled for 271,578 Telesat Public Shares, on a net settlement basis.

During the year ended December 31, 2023, 532,473 Telesat Public Shares were issued in exchange for an equal number of Class B LP Units in the Partnership.

During the year ended December 31, 2023, 1,000 Stock Options were exercised in exchange for an equal number of Telesat Public Shares.

The number and stated value of the outstanding LP Units issued by Telesat Partnership LP as at December 31, 2023, were as follows:

(in thousands of $, except number of units)	Number of units	Stated value
Class A and Class B LP Units	18,321,792	$50,141
Class C LP Units	18,098,362	38,893
	36,420,154	$89,034

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

Critical judgments in applying accounting policies

Deferred revenue

Certain of our revenue agreements were noted to have a significant financing component. Judgment by management is required to determine the discount rate used in the significant financing component calculation. There were no new agreements entered into in 2023 which included a significant financing component.

Lease liability

Judgment by management is required in the determination of the likelihood that the lease renewal periods will be exercised as well as the determination of the incremental borrowing rate. There were no new material lease agreements in 2023.

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

Critical accounting estimates and assumptions

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities are measured at fair value. When quoted market values are unavailable for our financial instruments, and in the absence of an active market, we determine fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or we make use of internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities, and the amount of gains or losses on changes in fair value recorded to net income could vary. The discount rates used to discount cash flows as at December 31, 2023 ranged from 4.06% to 5.59% while as at December 31, 2022 the discount rates ranged from 4.00% to 5.16%.

Impairment of goodwill

Goodwill represented $2,446.6 million of our total assets as at December 31, 2023. Determining whether goodwill is impaired using a quantitative approach requires an estimation of our fair value, which requires us to estimate the future cash flows expected to arise from operations and to make assumptions regarding the underlying business plan, discount rates, and growth rate assumptions. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis. The discount rate utilized on the goodwill impairment assessment ranged from 9.5% to the midpoint between 15% and 20% in 2023 (2022 – 9.0% to the midpoint between 15% and 20%).

Impairment of intangible assets

Intangible assets represented a significant portion of our total assets as at December 31, 2023. We test intangible assets for impairment annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The quantitative impairment analysis requires us to estimate the future cash flows expected to arise from operations, and to make assumptions regarding the underlying business plan, discount rates, growth rate assumptions and royalty rate. Significant judgments are made in establishing these assumptions. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis. The discount rate utilized on the intangible assets impairment assessment ranged from 9.5% to the midpoint between 15% and 20% in 2023 (2022 – 9.0% to the midpoint between 15% and 20%).

Indefinite life intangible assets are tested for impairment at the individual CGU level. In the case of orbital slots, the CGU is based on geography. During the year ended December 31, 2023, as a result of impairment testing of the geographical CGUs, there was an impairment of $66.0 million recorded against intangible assets and $13.8 million recorded against satellites, property and other equipment. For additional details of the impairment that was recorded, refer to Notes 16 and 17 of the 2023 consolidated financial statements.

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

Determination of useful life of satellites and finite life intangible assets

The estimated useful life and depreciation method for satellites and finite life intangible assets are reviewed annually, with the effect of any changes in estimate being accounted for on a prospective basis. Any change in these estimates may have a significant impact on the amounts reported. There were no changes in the estimated useful lives of satellites and intangible assets during 2023.

Income taxes

We assess the recoverability of deferred tax assets based upon an estimation of our projected taxable income using enacted or substantially enacted tax laws, and our ability to utilize future tax deductions before they expire. Actual results could differ from expectations.

ACCOUNTING STANDARDS

Change in Accounting Policy

Amendments to IAS 12

In May 2021, the IASB issued amendments to IAS 12.

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

We adopted the amendments effective for annual period beginning January 1, 2023. As a result of the amendment, we were required to recognize deferred tax on the prepayment options associated with the Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes.

An adjustment was recorded as a decrease to the opening balance of accumulated earnings as at January 1, 2021 in the amount of $1,412.

The cumulative impact on the balance sheet and the statement of changes in shareholders’ equity was as follows:

As at December 31,	2022	2021
Deferred tax liabilities	$(4,450)
Accumulated earnings	$1,071	$1,439
Non-controlling interest	$3,379	$4,491

As a result of the amendment, there was also a change in the reallocation related to Transaction in the year ended December 31, 2021.

The impact on the statements of income (loss) and the statements of comprehensive income (loss) was as follows:

For the years ended December 31,	2022	2021
Tax (expense) recovery	$(1,480)	$7,342
Net income (loss) per common share attributable to Telesat Corporation shareholders – Basic	$(0.03)	$0.16
Net income (loss) per common share attributable to Telesat Corporation shareholders – Diluted	$(0.03)	$0.16

Future Changes in Accounting Policies

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to us are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

Amendments to IAS 1

In October 2022, the IASB amended IAS 1, Presentation of Financial Statements with the aim of improving the information companies provide about long-term debt covenants.

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

The amendments will not have any impact on the financial statements.

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

Name	Province/State and Country of Residence	Age as of December 31, 2023	Position	Principal Occupation for the Last 5 Years
Directors*
Mr. Michael Boychuk(2)	Baie-D-Urfe, Quebec, Canada	68	Director	Corporate Director
Ms. Jane Craighead	Elizabethtown, Ontario, Canada	64	Director	Corporate Director Senior Vice President, Scotiabank
Mr. Richard Fadden	Ottawa, Ontario, Canada	72	Director	Corporate Director/Advisor
Mr. Daniel Goldberg	Ottawa, Ontario, Canada	58	Director	President and Chief Executive Officer, Telesat Canada
Mr. Henry Intven	Victoria, British Columbia, Canada	75	Director	President, Haro Strait Consulting Inc.
Mr. David Morin(2)	Montreal, Quebec, Canada	43	Director	Managing Director, Private Equity
Dr. Mark H. Rachesky(1)	New York, NY, USA	64	Director	Founder and Chief Investment Officer, MHR Fund Management LLC
Mr. Guthrie Stewart(2)	Westmount, Quebec, Canada	68	Director	Corporate Director Executive, PSP Investments
Mr. Michael B. Targoff(1)	Jupiter, FL, USA	79	Director	Vice Chairman, Loral Space & Communications Inc.
Janet Yeung(1)	New York, NY, USA	59	Director	Principal and General Counsel, MHR Fund Management LLC
Senior Management**
Mr. Daniel Goldberg	Ottawa, Ontario, Canada	58	President and Chief Executive Officer	President and Chief Executive Officer
Ms. Michèle Beck	Ottawa, Ontario, Canada	58	Senior Vice President, Canadian Sales	Senior Vice President, Canadian Sales, Vice President, North American Sales
Mr. Andrew Browne	Ottawa, Ontario, Canada	68	Chief Financial Officer	Chief Financial Officer, Telesat Chief Financial Officer, SES
Mr. Christopher S. DiFrancesco	Ottawa, Ontario, Canada	60	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary
Mr. John Flaherty	Ottawa, Ontario, Canada	58	Vice President, Business Planning & Marketing	Vice President, Business Planning & Marketing
Mr. Philip Harlow	Hampton, VA USA	58	President, Telesat Government Solutions, Telesat U.S. Services, L.L.C.	President, Telesat Government Solutions, Telesat U.S. Services, L.L.C. Vice President, Global Solutions Group, SES Government Solutions President and Chief Operating Officer, XTAR, LLC
Mr. Glenn Katz	St. Albans, VT USA	61	Chief Commercial Officer	Chief Commercial Officer, Telesat, Senior Vice President and General Manager, Comcast

Name	Province/State and Country of Residence	Age as of December 31, 2023	Position	Principal Occupation for the Last 5 Years
Mr. Michael C. Schwartz	Tucson, AZ USA	59	Senior Vice President, Corporate & Business Development	Senior Vice President, Corporate & Business Development
Ms. France Teasdale	Chelsea, Quebec, Canada	56	Vice President, People	Vice President, People, Telesat Human Resources Director, Héroux-Devtek
Mr. David N. Wendling	Ottawa, Ontario, Canada	61	Chief Technical Officer	Chief Technical Officer

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

(3)      Such Director serves as the Chief Executive Officer of Telesat Corporation.

*        On August 2, 2023, Janet Yeung was appointed to the Board of Directors of Telesat Corporation replacing Jason Caloras who resigned effective the same day.

**      Erwin Hudson, former Vice-President, Telesat Lightspeed System Development, retired effective June 30, 2023.

Our Directors

Michael T. Boychuk is a retired senior executive who, since his retirement in 2015, serves as a professional corporate director. He has been a professional Chartered Accountant since 1979 and was in 2012 made a fellow of the Order of Chartered Accountants of Quebec. Prior to his retirement, Mr. Boychuk held senior executive positions within the BCE group of companies, including President of Bimcor, BCE’s pension investment subsidiary and Senior Vice President and Corporate Treasurer of both BCE Inc. and Bell Canada. As a professional Chartered Accountant. Mr. Boychuk is deemed to be a financial expert, and currently serves on the boards of a number of public and private companies. He has been serving on boards for over 20 years and has extensive experience with audit committees as well as risk and governance and human resources. Mr. Boychuk brings to Telesat Corporation a wide array of financial and strategic expertise and knowledge of the satellite industry attained through his past experience at BCE Inc. and the other public companies he is associated with. He is currently a member of the following Boards of Directors: (Public) Laurentian Bank of Canada, GDI Integrated Facility Services Inc. and (Private) Cadillac Fairview Corporation and Finchley Pharmaceuticals Inc. Mr. Boychuk is also a Governor Emiritus of McGill University and previous chair of the university’s audit and pension committees.

Jane Craighead is a Chartered Professional Accountant (CPA) and a Chartered Accountant with over 20 years of international experience with public company boards, and over 30 years of experience in accounting and finance. She retired from Scotiabank in 2019 where she was Senior Vice President Global Human Resources for eight years. As a CPA, Ms. Craighead is deemed to be a financial expert. She is currently a member of the Board of Directors of Wajax Corporation where she is a member of the Audit Committee and chairs the Human Resources Committee and of Crombie Real Estate Investment Trust (REIT) where she is a member of the Human Resources Committee and chairs the Governance and Nominating Committee. Jane retired from the Jarislowsky Fraser board after five years at the end of 2023. She was a director of Intertape Polymer Group Inc. from 2020 until its privatization in July 2022 where she was chair of the Human Resources Committee and a member of the ESG Committee, and of Clearwater Seafoods Incorporated from 2015 until its privatization in 2021 where she served as the chair of the Human Resources Development and Compensation Committee, and a member of the Finance and Audit committees and the Special Committee for the sale process. She was also previously a director of Park Lawn Corporation where she served as chair of the Investment Committee and a member of the Audit Committee, HR Committee and Governance Committee. Ms. Craighead is Co-Vice Chair of the McGill University Hospital Centre (MUHC) Foundation and was Vice Chair of the Board of Regents of Mount Allison University from 2019 to 2021. She holds a PhD in Management from McGill University, has published research on executive compensation and corporate governance, and has been recognized as one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network.

Richard Fadden was the National Security Advisor to the Prime Minister of Canada from January 2015 to March 2016. Previously he was the Deputy Minister of National Defence starting in 2013 and served as the Director of the Canadian Security Intelligence Service from 2009 until 2013. Mr. Fadden has also served as the Deputy Minister for Citizenship and Immigration Canada from 2006 to 2009, the Deputy Minister of Natural Resources Canada from 2005 to 2006, President of the Canadian Food Inspection Agency from 2002 to 2005, and Deputy Clerk and Counsel in the Privy Council Office from 2000 to 2002, during which time he assumed the additional duties of Security and Intelligence Coordinator in February 2001. Earlier in his career, Mr. Fadden worked in a variety of positions throughout the GoC including in the Department of External Affairs, the Office of the Auditor General of Canada, Natural Resources Canada and the Treasury Board Secretariat. Since his retirement, he is a Strategic Advisor to Awz HLS Fund. He is also a member of L3 Harris’ Canadian Advisory Board and Vice chair of the Board of the Canadian Red Cross.

Daniel S. Goldberg became Telesat’s President and Chief Executive Officer in September 2006. Prior to September 2006, Mr. Goldberg served as Chief Executive Officer of SES New Skies, a position he held since March 2006 following the purchase of New Skies by SES. Mr. Goldberg served as the Chief Executive Officer of New Skies Satellites from 2002 to 2006 and prior to that as Chief Operating Officer of New Skies since February 2000. Prior to that time, he had served as New Skies General Counsel since 1998. Prior to joining New Skies, Mr. Goldberg worked at PanAmSat as the Associate General Counsel and Vice President of Government and Regulatory Affairs during 1998. From 1993 to 1997, he was an associate at Goldberg, Godles, Wiener & Wright, a law firm in Washington, D.C. Mr. Goldberg currently serves on the Board of Directors of Algonquin Power & Utilities Corp and is a former member of the Board of MDC Partners Inc. He received a Bachelor of Arts degree from the University of Virginia, graduating with highest honors, and a Juris Doctor degree, cum laude, from Harvard Law School.

Henry (Hank) Intven is President of Haro Strait Consulting Inc. For twenty-five years, he was a partner in the Toronto office of McCarthy Tétrault LLP, a leading Canadian law firm. He has held a number of senior advisory and executive positions with the Canadian Government and the Canadian Radio-television and Telecommunications Commission. Over the past 40 years, he has advised businesses and governments on many of the major commercial, regulatory and policy developments in the Canadian telecommunications industry. He has also advised on business, policy and regulatory matters involving the telecommunications industry in more than 20 other countries.

David Morin is Managing Director, Private Equity at PSP. Mr. Morin joined PSP in 2013 and has led a number of investments across industries and geographies with a focus on sourcing, execution, as well as asset management. Mr. Morin’s qualifications for service on the board of directors of Telesat Corporation include his significant experience with negotiation, corporate finance and operational matters, underpinned by his 20 years of investment and finance experience. Mr. Morin currently serves on the Board of Directors of American Wholesale Insurance Holding Company, LLC (Amwins), Convex Group Limited and Bon Topco SAS (HAVEA). Mr. Morin holds a bachelor’s degree from HEC Montréal and an MBA from INSEAD.

Mark H. Rachesky, M.D. is the Founder and Chief Investment Officer of MHR Fund Management LLC, a New York-based investment firm that takes a private equity approach to investing. MHR manages approximately US$5 billion of capital and has holdings in public and private companies in a variety of industries. He has been the Independent Chairman of the Board of Directors of Telesat Corporation since November 2021 and is a member of its Human Resources and Compensation Committee and Nominating and Corporate Governance Committee. Dr. Rachesky has been Chairman of the Telesat Canada Board of Directors since 2007 and from 2007 to 2021 was also a member of the Telesat Canada Compensation and Corporate Governance Committee. He was Non-executive Chairman of the Board of Directors of Loral from 2006 to 2021 and was Chairman of the Loral Compensation Committee and a member of the Loral Executive Committee. Dr. Rachesky is Non-executive Chairman of the Board of Directors of Lions Gate Entertainment Corp and a director of Titan International, Inc. He previously served on the Board of Directors of Navistar International Corporation and Emisphere Technologies, Inc. Dr. Rachesky holds an MBA from the Stanford University School of Business, an MD from the Stanford University School of Medicine and a BA in Molecular Aspects of Cancer from the University of Pennsylvania. Dr. Rachesky has demonstrated leadership skills as well as extensive financial expertise and broad-based business knowledge and relationships. In addition, Dr. Rachesky has significant expertise and perspective as a member of the board of directors of private and public companies engaged in a wide range of businesses.

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

Janet Yeung has been Principal and General Counsel of MHR Fund Management LLC, a New York-based private equity firm, since May 2012. Ms. Yeung currently serves on the boards of a number of private companies operating across a variety of industries. From May 2015 to November 2021, Ms. Yeung served as a director of Loral Space & Communications Inc. (Nasdaq). Ms. Yeung also served as a director of Navistar International Corporation (NYSE) and was a member of its Audit Committee and Compensation Committee from December 2020 until its acquisition by the Traton Group in July 2021. Ms Yeung holds a J.D., cum laude, from Georgetown University Law Center and an A.B. in Economics from Cornell University.

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

Andrew Browne was appointed Chief Financial Officer of Telesat in December 2019. Prior to that, he was the Chief Financial Officer of SES S.A. from February 2018 to September 2019, Chief Financial Officer of O3b Networks from 2013 to 2018, and Chief Financial Officer and member of the management board at SES from 2010 to 2013. Mr. Browne served as CFO of New Skies Satellites between 1998 and 2008, and as Chief Financial Officer and Deputy CEO of Intelsat between 1995 and 1998. Prior to Intelsat, he held Chief Financial Officer and board positions at a number of global companies and organizations specializing in the telecommunications, technology and financial sectors, SES Astra, O3b, Advanced Micro Devices, Tom Tom and the Development Bank of Ireland in Dublin. Mr. Browne has an MBA from Trinity College in Dublin, Ireland.

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

There is no family relationship among our directors and senior management.

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

Long Term Incentives

Omnibus Long Term Incentive Plan

In connection with becoming a publicly traded company, we adopted a new long-term equity incentive plan (the “Omnibus Plan”) to allow for a variety of equity based awards that provide different types of incentives to be granted to certain of our directors, executive officers, employees and/or consultants (including options (“Telesat Corporation Options”), performance share units (“Telesat Corporation PSUs”), restricted share units (“Telesat Corporation RSUs”) and deferred share units (“Telesat Corporation DSUs”). Telesat Corporation Options, Telesat Corporation PSUs, Telesat Corporation RSUs and Telesat Corporation DSUs are collectively referred to herein as “Awards”. Each Award will represent the right to receive Telesat Public Shares or, in the case of Telesat Corporation PSUs, Telesat Corporation RSUs and Telesat Corporation DSUs, Telesat Public Shares or cash, in accordance with the terms of the Omnibus Plan. The following discussion is qualified in its entirety by the text of the Omnibus Plan, which is available on SEDAR+ at https://www.sedarplus.ca.

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

A Telesat Corporation Option shall be exercisable during a period established by the Telesat Corporation Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Telesat Corporation Option or such shorter period as the Telesat Corporation Board may determine. The minimum exercise price of a Telesat Corporation Option will be determined based on the closing price of the Telesat Public Shares on the last trading day before the date such option is granted. The Omnibus Plan will provide that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of the options, the Omnibus Plan has a cashless exercise feature pursuant to which either a broker assisted “cashless exercise” or an “option surrender” subject to the procedures set out in the Omnibus Plan, including the consent of the Telesat Corporation Board, where required.

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

As at December 31, 2023 there were 803,265 stock options, 784,725 restricted share units, 375,137 performance share units and 124,616 deferred share units issued and outstanding under the Omnibus Plan.

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

Our executives located solely in the U.S. participate in our 401(k) plan available to our U.S.-based employees.

Summary Compensation Table

The following table sets out information concerning the compensation earned by, paid to, or awarded to our NEOs in the year ended December 31, 2023. The value of the Share-based Awards has been calculated based upon the share price as at the date of grant.

The actual number of Share-based Awards that will vest and the value that will be realized will depend on the Telesat Corporation’s future share price as reflected on the TSX and NASDAQ.

				Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Fiscal Year	Salary(1) ($)	Share- based Awards(3) ($)	Option- Based Awards(4) ($)	Annual incentive plan(2) ($)	Long- term incentive plans ($)	Pension Value ($)	All Other Compensation(5)(7)(8) ($)	Total Compensation ($)
Daniel S. Goldberg,	2023	1,427,856	3,962,128	1,506,877	2,308,843	525,003	821,000	907,029	11,458,736
President and Chief Executive Officer(6)

Andrew Browne,	2023	752,081	943,341	358,778	1,216,115	125,023	13,000	132,772	3,541,110
Chief Financial Officer

Michael Schwartz,	2023	726,445	754,682	287,023	1,176,526	100,009	—	29,118	3,073,803
Senior Vice President, Corporate & Business Development

David Wendling,	2023	430,560	754,682	287,023	417,729	100,009	152,000	29,400	2,171,403
Chief Technical Officer

Glenn Katz,	2023	694,404	754,682	287,023	673,711	100,009	139,000	502,854	3,151,683
Chief Commercial Officer

____________

Notes:

(1)      Mr. Schwartz was paid in U.S. dollars and converted to Canadian dollars based on an average exchange rate for 2023 of $1.3493 to US$1.00. All other NEOs were paid in Canadian dollars. Represents total base salary payable in fiscal year 2023.

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

(3)      The value attributed to the Share-based Awards in 2023 of $11.89 was derived from the Telesat Corporation share price on the NASDAQ on date of grant, converted into Canadian dollars and multiplied by the number of RSUs and PSUs granted.

(4)      The value attributed to the Option-based Awards in 2023 is calculated using Black Scholes methodology, which results in a value of $6.10 per Option, multiplied by the number of Options granted and was derived from the Telesat Corporation share price on the NASDAQ on date of grant, converted into Canadian dollars, which was $11.89.

(5)      These amounts include all other compensation paid to a NEO during the course of the year, including medical insurance coverage, special bonuses, perquisites, tax equalization payments and relocation payments, as applicable.

(6)      All compensation paid to Mr. Goldberg is in consideration of his service as President and Chief Executive Officer of Telesat. He does not receive any compensation as a Director of Telesat.

(7)      Includes a $750,000 tax equalization payment to Mr. Goldberg pursuant to his employment agreement to compensate him for the additional tax costs incurred as a result of living in Ontario, Canada as opposed to the U.S.

(8)      Includes a payment of US$270,000 to Mr. Katz to compensate for equity from his prior employment that would have vested had he not terminated his prior employment to join Telesat.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out information concerning the option-based and share-based awards granted to our NEOs outstanding as at December 31, 2023:

	Option-based Awards				Shared-based Awards
Name and Principal Position	Number of Common Shares underlying unexercised options(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of Shares that have vested	Number of Shares that have not vested	Market or payout value of share- based awards that have not vested(1) ($)
Daniel S. Goldberg	360,442	11.89 to 16.64	April 2032 to May 2033	476,766	—	801,512	11,076,896
President and Chief Executive Officer

Andrew Browne	85,819	11.89 to 16.64	April 2032 to May 2033	113,515	—	145,207	2,006,761
Chief Financial Officer

Michael Schwartz	68,655	11.89 to 16.64	April 2032 to May 2033	90,812	—	132,019	1,824,503
Senior Vice President, Corporate & Business Development

David Wendling	68,655	11.89 to 16.64	April 2032 to May 2033	90,812	41,360	103,757	1,433,922
Chief Technical Officer

Glenn Katz	68,655	11.89 to 16.64	April 2032 to May 2033	90,812	—	83,077	1,148,124
Chief Commercial Officer

____________

Notes:

(1)      The closing share price per the TSX as of December 31, 2023 was $13.82.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table indicates, for each of our NEOs, a summary of the value of the option-based and share-based awards vested in accordance with their terms during the year ended December 31, 2023:

Name and Principal Position	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Daniel S. Goldberg,	—	3,755,820	—
President and Chief Executive Officer

Andrew Browne,	—	671,956	—
Chief Financial Officer

Michael Schwartz,	—	756,686	—
Senior Vice President, Corporate & Business Development

David Wendling,	—	366,092	—
Chief Technical Officer

Glenn Katz,	—	80,294	—
Chief Commercial Officer

Defined Benefits Plan Table

Telesat maintains a defined benefit pension plan for certain of its employees, including certain NEOs. Benefits under this defined benefit plan are based on the employee’s years of service and the plan’s benefit formula.

Benefits under the defined benefit pension plan are calculated by adding (i) ¼% of the three-year average of the annual maximum pensionable earnings (which was $66,600 for 2023); and (ii) 2.0% of the three year average earnings in excess of the annual maximum pensionable earnings. For the purposes of this formula, earnings include the annual salary and 75% of the lesser of actual or target performance incentive for the specific year.

In respect of the NEOs, below is a table related to Telesat’s defined benefit plan:

Name and Principal Position	Number of years of credited service(1) (#)	Annual benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change(2) ($)	Closing present value of defined benefit obligation ($)
		At year end(1)	At age 65
Daniel S. Goldberg,	17.3	826,000	1,128,000	12,658,000	821,000	1,747,000	15,226,000
President and Chief Executive Officer

Andrew Browne,	4.1	101,000	101,000	777,000	13,000	423,000	1,213,000
Chief Financial Officer

Michael Schwartz,	10.8	249,000	249,000	3,856,000	—	254,000	4,110,000
Senior Vice President, Corporate & Business Development

David Wendling,	31.3	355,000	397,000	5,028,000	152,000	657,000	5,837,000
Chief Technical Officer

Glenn Katz,	2.2	41,000	105,000	168,000	139,000	308,000	615,000
Chief Commercial Officer

____________

Notes:

(1)      As at December 31, 2023.

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

Following the Special Nomination Termination Date, approval of the Telesat Corporation Board will be required for the appointment of three of the designees proposed by the NCGC, though until the Special Board Date, such approval is not to be unreasonably withheld and approval of at least a majority of the Specially Designated Directors then in office, not to be unreasonably withheld, will also be required. In addition, for purposes of Telesat Corporation’s annual meeting of shareholders to be held in calendar year 2025, three of the designees proposed by the NCGC may instead be designated by a subset of its members selected by the Telesat Corporation Board, with any such subset of the members of the NCGC to be selected by the Telesat Corporation Board and to include at least the three members required to be appointed to the Nominating & Corporate Governance Committee under the Telesat Corporation Articles.

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

Director Independence

Pursuant to NASDAQ Rule 5605, an “independent director” means a person other than an executive officer or employee of the company to whose board they are appointed to or any other individual having a relationship which, in the opinion of such company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, the NASDAQ Marketplace Rules contain certain “bright-line” tests of independence that a board of directors must consider before making a determination of independence. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of Multilateral Instrument 52-110 — Audit Committees of the securities commissions and similar regulatory authorities in all of the provinces and territories in Canada (“MI 52-110”). Pursuant to MI 52-110, an independent director is a director who is free from any direct or indirect material relationship with Telesat which could, in the view of the Telesat Corporation Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the Telesat Corporation Board has determined that all of the members of the Telesat Corporation Board, other than Dan Goldberg and Michael Targoff, representing two of its ten directors, are “independent” within the meaning of NI 58-101 and NASDAQ Rule 5605. Telesat’s Chief Executive Officer, Dan Goldberg, is not independent as a result of his position with Telesat Corporation. Michael Targoff is not independent because he received certain consulting fees under his consulting agreement entered into with Loral on December 14, 2012, pursuant to which he was engaged as a part-time consultant to the Loral board of directors to assist with respect to the oversight of strategic matters relating to Telesat Canada and XTAR, LLC, and received consulting fees of US$120,000 per month before deduction of certain net expenses for which he reimbursed the Company. For the year ended December 31, 2021, Mr. Targoff earned US$1,272,000 (before his expense reimbursement to Loral of US$39,750). This agreement was terminated effective November 18, 2021.

Pursuant to the Telesat Corporation Articles, the Telesat Corporation Board must also include three Specially Designated Directors for so long as either PSP Investments or MHR (or either of their respective affiliates) has the right to designate at least one director to the Telesat Corporation Board pursuant to their respective Investor Rights Agreements, as described above under “— Composition of the Telesat Corporation Board and Committees.” A “Specially Designated Director” is a director who (i) is initially designated as a Specially Designated Director or is nominated as a Specially Designated Director by the NCGC (or, for purposes of Telesat Corporation’s annual meeting of shareholders to be held in calendar year 2024, a subset thereof) and not designated to the Telesat Corporation Board by either PSP Investments or MHR, (ii) (x) satisfies the independence requirements of the applicable U.S. and/or Canadian securities exchanges on which the Telesat Public Shares are listed, (y) is “independent” of Telesat Corporation within the meaning of MI 52-110 and (z) is “independent” of Telesat Corporation within the meaning of Section 10A(m)(3)(B) of the Exchange Act, (iii) is not an affiliate or associate of MHR, PSP Investments or any other person with a contractual right to designate director nominees (or their respective affiliates), (iv) together with such person’s immediate family and affiliates, has not received compensation or payments from MHR, PSP Investments or any other person with a contractual right to designate director nominees (or their respective affiliates) in any of the past three years in an amount in excess of US$120,000 per annum, excluding for these purposes any directors fees, and (v) is Canadian (as defined in the Investment Canada Act).

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

Telesat Corporation is of the view that such a policy is not required in order to retain the best candidates for available openings. Telesat Corporation will, however, be mindful of the benefit of diversity of the Telesat Corporation Board and executive officers and the need to maximize their effectiveness and decision-making abilities. In this regard, Telesat Corporation is committed to increasing diversity on the Telesat Corporation Board, including having set a goal of having women represent 30% of the directors on the Telesat Corporation Board. In searches for new candidates, Telesat Corporation will consider the level of diversity, including female representation, on the Telesat Corporation Board and executive officers and this will be one of several factors used in the search process. Further, Telesat Corporation will continuously monitor the level of female representation and recruit qualified female candidates as part of its overall recruitment and selection process to fill openings, as the need arises, through vacancies, growth or otherwise.

The table below provides certain information regarding the diversity of the board of directors.

Board Diversity Matrix
Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
	As of	03/28/2024			As of	12/31/2022
Total Number of Directors	10				10
Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	2	8	0	0	2	8	0	0
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0				0
LGBTQ+	0				0
Did Not Disclose Demographic Background	10				10

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

D.     Employees

As of December 31, 2023, Telesat and its subsidiaries had approximately 490 permanent full and part-time employees. Approximately 2.7% of our employees are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. We consider our employee relations to be strong.

E.     Share Ownership

See Item 6.B. — “Outstanding Option-Based Awards and Share-Based Awards” for information regarding the option-based and share-based awards granted to our NEOs outstanding as at December 31, 2023.

The following table presents information regarding the ownership of certain classes of shares of Telesat Corporation and Units of Telesat Limited Partnership by our directors and senior management as at March 19, 2024.

Name	Class A Shares	Class B Variable Voting Shares	Class A Units	Class B Units	Fully exchanged and converted basis
Michael Boychuk	—	—	—	—	—
Jane Craighead	—	—	—	—	—
Richard Fadden	—	—	—	—	—
Daniel Goldberg	388,125	—	—	—	388,125 (0.78%)
Henry Intven	—	—	—	—	—
David Morin	—	—	—	—	—
Mark H. Rachesky, M.D.	—	46,136	—	18,050,092	18,096,228(1) (36.17%)
Guthrie Stewart	—	—	—	—	—
Michael B. Targoff	—	101,872	—	—	101,872 (0.20%)
Janet Yeung	—	13,885	—	—	13,885 (0.03%)
Michèle Beck	27,287	—	—	—	27,287 (0.05%)
Andrew Browne	—	52,845	—	—	52,845 (0.11%)
Christopher S. DiFrancesco	9,219	—	—	—	9,219 (0.02%)
John Flaherty	17,677	—	—	—	17,677 (0.04%)
Glenn Katz	—	11,525	—	—	11,525 (0.02%)
Michael C. Schwartz	—	87,245	—	—	87,245 (0.17%)
David N. Wendling	11,524	—	—	—	11,524 (0.02%)
France Teasdale	1,607	—	—	—	1,607 (—%)
Phillip Harlow	—	1,436	—	—	1,436 (—%)

____________

(1)      Includes 18,035,092 held by funds affiliated with MHR and 46,136 shares and 15,000 units held directly by Dr. Mark Rachesky.

F.      Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders.

The following table sets forth the ownership of holders that are the beneficial owners of 5% or more of each class of shares of Telesat Corporation or each class of units of Telesat Partnership as at March 19, 2024.

In the table, the percentage of Telesat Corporation Shares beneficially owned is based on Telesat Corporation Shares outstanding as at March 19, 2024. These amounts assume all Class A Units, Class B Units and Class C Units have been exchanged into Telesat Corporation Shares on a one-for-one basis.

Name	Class A Shares	Class B Variable Voting Shares	Class C Shares	Class B Units	Class C Units	Fully exchanged and converted basis
PSP Investments(3)	—	—	112,841	—	18,098,362	18,211,203 (36.40%)
Mark H. Rachesky, M.D.(5)	—	46,136	—	18,050,092	—	18,096,228 (36.17%)
MHR	—	—	—	18,035,092	—	18,035,092 (36.05%)
GAMCO Investors, Inc(4)	—	3,308,663	—	—	—	3,308,663 (6.61%)
Heard Capital LLC(4)	—	1,778,837	—	—	—	1,778,837 (3.56%)
Rubric Capital Management LP(4)	—	959,764	—	—	—	959,764 (1.92%)
Daniel Lau and Christine Man(4)	—	736,759	—	—	—	736,759 (1.47%)
Philosophy Capital Management LLC(4)	—	667,287	—	—	—	667,287 (1.33%)

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

(4)      These share amounts are based on a schedule 13D filing by GAMCO Investors Group filed on August 2, 2023, a 13G filing by Rubric Capital Management filed on February 12, 2024, a 13G filing by Heard Capital LLC filed on February 13, 2024, a 13G filing by Daniel Lau and Christine Man on February 13, 2024, and a 13G filing by Philosophy Capital Management LLC on February 9, 2024.

(5)      Includes the 18,035,092 held by funds affiliated with MHR and 46,136 shares and 15,000 units held directly by Dr. Mark Rachesky

The portion of each class of securities held by jurisdiction and the number of record holders, as of March 19, 2024, is as follows:

Securities	Number of holders	Percentage of holdings per class of securities
Class A Shares and Class B Variable Voting Shares
United States	125	95.4%
Canada	3	2.3%
Other	3	2.3%
Class C Shares
Canada	1	100.0%
Class A and B Limited Partnership Units
United States	39	97.5%
Canada	1	2.5%
Class C Limited Partnership Units
Canada	1	100.0%

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

Goldberg, Godles, Wiener & Wright

Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Corporation, is a partner in the law firm of Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Corporation and its subsidiaries. As of December 31, 2023, the aggregate amount of expenses incurred by Telesat Corporation and its subsidiaries for services received in 2023 was US$0.7 million.

Agreements with Directors and Officers

We have entered into employment or service agreements with members of executive management. See Item 6.B. “Directors, Senior Management and Employees” — “Compensation” — “Executive Compensation”. Additionally, we have a compensation program for our directors. See Item 6.B. “—” — “Compensation” — “Director Compensation”.

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

For further description of the legal proceedings, see Item 4.B “Information on the Company” — “Business Overview”.

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

B.     Constating Documents and Articles of Telesat Corporation

See Exhibit 2.6 to the Annual Report — Description of Rights of each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 and “Comparison of Rights of Telesat Corporation Shareholders, Telesat Partnership Unitholders and Loral Stockholders” in the Registration Statement on Form F-4 (File No. 333-255518).

Transfer Agent and Registrar

The transfer agent and registrar for our Telesat Corporation Shares and Telesat Partnership Units in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Ohio, and in Canada is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

Ownership and Exchange Controls

There is no limitation imposed by Canadian law or by Telesat Corporation Articles on the right of a non-resident to hold or vote our Telesat Corporation Shares, other than discussed below.

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

This legislation also requires any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of our voting shares, to file a notification with the Canadian Competition Bureau, along with us, if certain financial thresholds are exceeded. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period or issues an advance ruling certificate. The Commissioner’s review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

Investment Canada Act

The Investment Canada Act requires each “non-Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business,” to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to

Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our Telesat Corporation Shares by a non-Canadian who is ultimately controlled by nationals of a European Union member state, Australia, Brunei, Chile, Colombia, Honduras, Japan, Malaysia, Mexico, New Zealand, Panama, Peru, Singapore, South Korea, the United Kingdom, the United States or Vietnam, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than the amount specified, which is currently $1.989 billion. For investors who are not state-owned enterprises and are ultimately controlled by nationals of other World Trade Organization member states, the threshold is currently an enterprise value of $1.326 billion for 2024. For investors who are state-owned enterprises ultimately controlled by World Trade Organization member states, the threshold is currently an asset value (as determined pursuant to the Investment Canada Act and its regulations) of $528 million.

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

Under the national security review regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government with respect to a much broader range of investments by a non-Canadian to “acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada.” No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be “injurious to national security.” The responsible ministers have broad discretion to determine whether an investor is a non-Canadian and therefore subject to national security review. Review on national security grounds is at the discretion of the responsible ministers, and may occur on a pre- or post-closing basis.

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

Economic Rights

All Telesat Partnership Units have the same economic rights. Further, for so long as Telesat Corporation is the general partner of Telesat Partnership, if any shares in the capital of Telesat Corporation other than the Telesat Corporation Shares are issued by Telesat Corporation (“New Shares”), Telesat Corporation will (either immediately before or after such issuance), (A) cause Telesat Partnership to create a corresponding new class of Telesat Partnership units (“New Units”) that have corresponding distribution rights to such New Shares, (B) cause Telesat Partnership to issue one or more New Units to Telesat Corporation in exchange for the contribution by Telesat Corporation of the proceeds from, or other consideration received in connection with, the issuance of such New Shares to Telesat Partnership and (C) effect such amendments to the Partnership Agreement as are described in the Partnership Agreement.

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

•        Telesat Corporation and the Telesat Corporation Board are prohibited from proposing or recommending an offer for the Telesat Corporation Shares or for the Telesat Partnership Units unless the holders of the Telesat Partnership Units and the holders of Telesat Corporation Shares are entitled to participate to the same extent and on an equitably equivalent basis.

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

Canadian securities regulatory authorities may also intervene in the public interest (either on application by an interested party or by staff of a Canadian securities regulatory authority) to prevent an offer to holders of Telesat Corporation Shares or Exchangeable Units being made or completed where such offer is abusive.

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

In order to exercise the Exchange Right, a holder of Telesat Partnership Units must deliver to Telesat Partnership, at its office (or at a designated office of Telesat Partnership’s transfer agent), a duly executed exchange notice (the “Exchange Notice”) together with such additional documents and instruments as the transfer agent and Telesat Partnership may reasonably require. The Exchange Notice must specify the number and class of Telesat Partnership Units in respect of which the holder is exercising the Exchange Right, and in the case of Class C Units, whether such units are to be exchanged for Class C Fully Voting Shares or Class C Limited Voting Shares.

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

•        A Telesat Control Transaction occurs in respect of which both: (i) the Telesat Corporation Board determines, in good faith, that such a transaction involves an arm’s-length transaction with a bona fide third party for a legitimate commercial purpose other than to cause the exchange of the Telesat Partnership Units and (ii) the holders of the Telesat Partnership Units receive not less than 15 business days’ prior written notice before the date Telesat Corporation makes such a determination (a “Control Transaction Exchange”); or

•        The holders of the Telesat Partnership Units fail to take the necessary action at a meeting or other vote of holders of Telesat Partnership Units to approve or disapprove, as applicable, a matter that requires such approval or disproval, as applicable, to maintain the economic equivalence of the Telesat Partnership Units, the Telesat Partnership GP Units and the Telesat Corporation Shares (a “Voting Event Exchange”).

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

Transfers

Under the Partnership Agreement, with the exception of the exchange rights set out under “— Exchange Right” and “— Mandatory Exchange” above, no limited partner of Telesat Partnership may transfer its Telesat Partnership Units unless, in the case of a natural person, upon their demise, to their estate and heirs or, in the case of someone who is not a natural person, (i) by operation of law upon the consummation of a merger, consolidation, amalgamation, liquidation, dissolution or similar transaction or (ii) pursuant to a transfer in which, for U.S. federal income tax purposes, the basis of the Telesat Partnership Unit in the hands of the transferee is determined, in whole or in part, by reference to its basis in the hands of the transferor or is determined under section 732 of the Code. If such a transfer is effected, Telesat Corporation may require, among other things, that the applicable holder of Class A Units making a transfer provide a statutory declaration under the Canada Evidence Act or otherwise concerning whether such holder or beneficial owner is a Canadian (as defined in the Investment Canada Act).

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

Dividend Rights

The general partner of Telesat Partnership will cause distributions to be made by Telesat Partnership to the partners in the following order of priority: (a) the general partner may, in its sole discretion, from time to time cause cash distributions to be made by Telesat Partnership to Telesat Corporation (which distributions will be made without pro rata distributions to the other partners) in such amounts as required for Telesat Corporation to pay certain expenses and tax liabilities described in the Partnership Agreement and (b) after payment of any deferred distributions described below, the general partner may, in its sole discretion, from time to time in such amounts as it shall determine, cause distributions to be made by Telesat Partnership to the partners in accordance with their percentage interests, pro rata.

Telesat Corporation currently intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business. As such, it does not intend to declare or pay cash dividends or distributions on the Telesat Public Shares, Telesat Corporation Shares or Telesat Partnership Units in the foreseeable future. Any future determination to pay dividends will be made at the discretion of the Telesat Corporation Board subject to applicable laws and will depend upon, among other factors, Telesat Corporation’s financial performance, financial condition including leverage levels, contractual restrictions, capital requirements and merger and acquisition opportunities. Telesat Corporation’s future ability to pay cash dividends on its Telesat Public Shares, Telesat Corporation Shares or Telesat Partnership Units is currently limited by the terms of its credit agreement and may be limited by the terms of any future debt or preferred securities

Before declaring any dividends in the future, in order to avoid having a holder of Telesat Partnership Units receive a distribution from Telesat Partnership, then immediately exchange their Telesat Partnership Units for Telesat Public Shares and receive a substantially equivalent distribution from Telesat Corporation as well, Telesat Corporation intends to adopt a dividend policy such that it will declare a concurrent dividend with the same record date.

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

•        A change that the general partner, acting reasonably, determines is necessary to qualify or continue the qualification of Telesat Partnership as a limited partnership which the limited partners have limited liability under the applicable laws;

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

•        The receiver will:

◦        sell or otherwise dispose of the part of Telesat Partnership’s assets as the receiver considers appropriate;

◦        pay the debts and liabilities of Telesat Partnership and liquidation expenses;

◦        if there are any assets of Telesat Partnership remaining, distribute all property and cash in the following order:

▪        first, to Telesat Corporation until it has received an amount sufficient to satisfy certain costs and expenses of Telesat Corporation relating to its role as general partner of the business and affairs of Telesat Corporation that are conducted through the Telesat Partnership or any of its subsidiaries;

▪        second, to the partners of Telesat Partnership pro rata in accordance with their respective interests, subject to certain limitations; and

◦        satisfy all applicable formalities, including the filing of the declaration of dissolution.

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

Disclosures Regarding Exemptions from Canadian Securities Law Requirements

Telesat Corporation has received exemptive relief from securities regulatory authorities in the provinces and territories of Canada (the “CSA”), such that:

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

Telesat Corporation has also received exemptive relief from: (i) subsections 12.2(3) and 12.2(4) of NI 41-101; (ii) Item 1.13(1) of Form 41-101F1; (iii) Item 1.12(1) of Form 44-101F1 — Short Form Prospectus (including in respect of any equivalent disclosure in a prospectus or prospectus supplement filed pursuant to National Instrument 44-102 — Shelf Distributions); (iv) subsection 10.1(a), 10.1(4) and 10.1(6) of National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”); and (v) subsections 2.3(1)(1.), 2.3(1)(3.) and 2.3(2) of Ontario Securities Commission Rule 56-501 — Restricted Shares, in each case relating to the use of restricted security terms; provided that (a) the Class B Variable Voting Shares be referred to as “Class B Variable Voting Shares”, (b) the Class C Limited Voting Shares be referred to as “Class C Limited Voting Shares”, and (c) the Class B Units be referred to as “Class B Units” (the “Nomenclature Relief”). In connection with the Nomenclature Relief, the Company has filed an undertaking with the Ontario Securities Commission (the “OSC”) pursuant to which it has agreed that until such time that the articles of the Company are amended to remove the Super Voting Shares from the Company’s authorized share capital, no Super Voting Shares will be issued.

In addition, the Aggregation Relief and the Nomenclature Relief require that the Company disclose such relief and their terms and conditions in each of its annual information forms and management information circulars filed on SEDAR+ and in any other filing where the characteristics of its securities are described.

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

Additionally, to satisfy certain disclosure conditions to the exemptive relief that Telesat Partnership received from the CSA, we are providing a summary of certain terms of Telesat Partnership’s Class A units, Class B units, and Class C units (together, the “Exchangeable Units”). This summary is not complete and is qualified in its entirety by the complete text of the Partnership Agreement and the Trust Voting Agreement, copies of which are available on SEDAR+ at https://www.sedarplus.ca and at https://www.sec.gov.

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

•        The Company and its board of directors are prohibited from proposing or recommending an offer for the Telesat Corporation Shares or for the Exchangeable Units unless the holders of the Exchangeable Units and the holders of the Telesat Corporation Shares are entitled to participate to the same extent and on equitably equivalent basis.

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

•        Approval of holders of the Exchangeable Units is required for an action (such as an amendment to the Partnership Agreement) that would affect the economic rights of an Exchangeable Unit relative to Telesat Corporation Shares.

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

(a)     Amendment No. 7, dated as of May 9, 2023, to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, as further amended by Amendment No. 3 on December 19, 2016, as further amended by Amendment No. 4 on February 1, 2017, as further amended by Amendment No. 5 on April 26, 2018 and as further amended by Amendment No. 6 on December 6, 2019, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, and collateral agent, and the swingline lenders and L/C Issuers and the other financial institutions and other parties party thereto.

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

Certain Material U.S. Federal Income Tax Considerations to U.S. Holders of Telesat Public Shares

Taxation of Distributions on Telesat Public Shares

Subject to the discussion below under “— Passive Foreign Investment Company Status,” the gross amount of cash distributions on Telesat Public Shares should be taxable to U.S. Holders as dividend income to the extent of Telesat Corporation’s earnings and profits (as determined for U.S. federal income tax purposes). With respect to non-corporate U.S. Holders (including individuals), dividends received from Telesat Corporation should be subject to U.S. federal income tax at preferential rates, provided that certain holding period requirements and other conditions are satisfied and that Telesat Corporation is not determined to be a surrogate foreign corporation. U.S. Holders that are corporations generally will not be eligible for the dividends received deduction with respect to dividends received from Telesat Corporation.

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

Under the PFIC look-through rules, for the purposes of determining whether a corporation should be classified as a PFIC, the corporation will be treated as if it owns a proportionate share of the assets of, and earns a proportionate share of the income earned by, any subsidiary corporation if the corporation owns at least twenty-five percent (25%) (by value) of the stock of such subsidiary. Furthermore, for purposes of these rules stock owned by a partnership is treated as owned proportionately by its partners. Under applicable Treasury Regulations, if a corporation owns less than twenty-five percent (25%) (by value) of a partnership, the corporation’s interest in the partnership is, in general, treated as a passive asset and its income flowing through from partnership is passive income. During 2021 after the Transaction and during a portion of 2022, Telesat Corporation owned only approximately twenty-four percent (24%) of the Telesat Partnership Units (representing its percentage interest in Telesat Partnership and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership). Telesat Corporation’s ownership interest in Telesat Partnership increased during 2022, and subsequently. As of December 31, 2022 and December 31, 2023, respectively, Telesat Corporation’s ownership interest in Telesat Partnership was 25.7% and 27.2%. While not free from doubt, Telesat Corporation believes that, by virtue of additional value associated with its interest as general partner of Telesat Partnership, Telesat Corporation owned at least twenty-five percent (25%) of the total value of Telesat Partnership (and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership) during 2021 and 2022. In addition, Telesat Corporation owned more than 25% of the total value of Telesat Partnership (and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership) during 2023. Telesat Corporation believes it was not a PFIC for any of its 2021-2023 taxable years, taking into account the income and assets of the wholly owned corporate subsidiaries of Telesat Partnership. Telesat Corporation can provide no assurance that the IRS will not successfully challenge this position upon any audit of a U.S. Holder.

The determination as to whether Telesat Corporation should be classified as a PFIC for 2024 and years thereafter will be a factual determination that must be made annually at the close of each taxable year and will be based upon the composition of Telesat Corporation’s income and assets (including entities in which Telesat Corporation holds at least a 25% interest by value), which may be subject to change. Because PFIC status is determined annually based on Telesat Corporation’s income and assets for the entire taxable year, it is not possible to determine whether Telesat Corporation will be characterized as a PFIC for 2024 or any other future year until after the close of that year. While Telesat Corporation intends to manage its business so as to avoid PFIC status to the extent possible and consistent with its other business goals, Telesat Corporation cannot predict whether its business plans will allow it to avoid PFIC status. In addition, because the market price of the Telesat Public Shares has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether Telesat Corporation is a PFIC, there can be no assurance that Telesat Corporation will not be a PFIC for any taxable year.

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

Treatment of Exchanges of Telesat Partnership Units for Telesat Public Shares and Other Dispositions of Telesat Partnership Units

Holders of Telesat Partnership Units may elect to exchange (and, in certain circumstances, may be required to exchange) their Telesat Partnership Units for Telesat Public Shares. Such an exchange (or, generally, any other sale or exchange of Partnership Units) will result in the recognition of gain or loss in an amount equal to the difference, if any, between (i) the fair market value of Telesat Public Shares (or other consideration) received, plus the amount of the U.S. Holder’s share of Telesat Partnership’s liabilities, if any, and (ii) the U.S. Holder’s adjusted tax basis in the Telesat Partnership Units exchanged.

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

Additional Limitations on Deductibility of Telesat Partnership’s Losses

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

Information Reporting and Backup Withholding

Generally, a U.S. Holder of Telesat Partnership Units should not be subject to U.S. backup withholding tax, provided such U.S. Holder timely provides Telesat Partnership with a properly completed IRS Form W-9, including an accurate taxpayer identification number. In the case of any U.S. Holder subject to backup withholding, Telesat Partnership will withhold from such U.S. Holder at the applicable rate (currently twenty-four percent (24%) with respect to income derived through Telesat Partnership. Backup withholding is not an additional tax; the amount of any backup withholding with respect to income derived by a Telesat Partnership Unit holder through Telesat Partnership generally will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund.

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

F.      Dividends and Payment Agents

Not applicable.

G.     Statement by Experts

Not applicable.

H.     Documents on Display

This Annual Report and the related exhibits are available for viewing at our offices at 160 Elgin Street, Suite 2100, Ottawa, Ontario, K2P 2P7 telephone: (613) 748-8700. Copies of our financial statements and other continuous disclosure documents required under the Securities Act (Ontario) are available for viewing on SEDAR+ at https://www.sedarplus.ca. All of the documents referred to are in English.

We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC. You may read and copy this Annual Report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC through the SEC’s website at https://www.sec.gov.

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

I.       Subsidiary Information

Not applicable.

J.      Annual Report to Security Holders.

We intend to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of December 31, 2023, Telesat Corporation conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat Corporation’s disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

An evaluation of the effectiveness of Telesat’s internal control over financial reporting was conducted by Telesat’s management, under the supervision and with the participation of Telesat’s Chief Executive Officer and Chief Financial Officer, based on the framework set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer have concluded that Telesat’s internal control over financial reporting was effective as of December 31, 2023.

This annual report includes an attestation report of Telesat’s independent registered public accounting firm regarding internal control over financial reporting as well as the report of such independent registered public accounting firm regarding the company’s consolidated financial statements as of and for the year ended December 31, 2023.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report, there have been no changes in Telesat Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Telesat Corporation Audit Committee is composed of Michael Boychuk, who acts as chair of the committee, Jane Craighead and Henry Intven. Michael Boychuk, Jane Craighead and Henry Intven are persons determined by our board of directors to meet the independence requirements for audit committees under the rules of the NASDAQ and NI 52-110. Each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. The board of directors has also determined that Michael Boychuk, Jane Craighead and Henry Intven are financially literate within the meaning of the rules and regulations of the NASDAQ and NI 52-110 and that they each qualify as an “audit committee financial expert” as defined under applicable SEC rules and regulations. For additional details regarding the relevant education and experience of each member of our Audit Committee, see Item 6. — “Directors, Senior Management and Employees”.

ITEM 16B. CODE OF ETHICS

Code of Ethics

The Telesat Corporation Board has a written code of ethics (the “Code of Ethics”) that applies to all officers, directors, employees, consultants, contractors and agents of Telesat Corporation and its affiliates and subsidiaries worldwide. The objective of the Code of Ethics is to provide guidelines for maintaining Telesat Corporation’s and its affiliates and subsidiaries’ integrity, trust and respect. The Code of Ethics addresses compliance with laws, rules and regulations, conflicts of interest, confidentiality, commitment, preferential treatment, financial information, internal controls and disclosure, protection and proper use of Telesat Corporation’s assets, communications, fair dealing, fair competition, due diligence, illegal payments, equal employment opportunities and harassment, privacy, use of company computers and the internet, political and charitable activities and the reporting of any violations of law, regulation or the Code of Ethics. Any person subject to the Code of Ethics is expected to report all violations of law, regulation or of the Code of Ethics of which they become aware to any one of Telesat Corporation’s senior executives. The Telesat Corporation Board has ultimate responsibility for monitoring compliance with the Code of Ethics. The Code of Ethics is posted on our website at https:// www.telesat.com and on SEDAR+ at https://www.sedarplus.ca. The information on or accessible through our website is not part of and is not incorporated by reference into this Annual Report, and the inclusion of our website address in this Annual Report is only for reference.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by Deloitte LLP (“Deloitte”) for services rendered to Telesat Corporation, including some of our subsidiaries, during the year ended December 31, 2023 (“Fiscal 2023”) and the year ended December 31, 2022 (“Fiscal 2022”).

(in thousands of Canadian dollars)	Fiscal 2023	Fiscal 2022
Audit fees(1)	$3,351	$3,934
Audit related fees(2)	229	240
Tax fees(3)	88	112
All other fee(4)	4	3
Total fees charged	$3,672	$4,289

____________

(1)      Audit fees were for professional services rendered by Deloitte for the audit of Telesat’s annual financial statements and for the reviews of its quarterly financial statements for the year ended December 31, 2023 and 2022. In addition, in the year ended December 31, 2022, the fees included services associated with the proxy statement/prospectus in connection with the Transaction.

(2)      The audit related fees for both periods also include fees for the audits of Telesat Canada’s pension plans, the French translation of the financial statements and for other miscellaneous audits.

(3)      The 2023 and 2022 tax fees include amounts related to Scientific Research & Experimental Development tax credit services.

(4)      The 2023 and 2022 other fees related to access to on-line accounting research services.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Telesat has adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, officers, employees and other persons in a special relationship with Telesat. A copy of our insider trading policy is included as an exhibit to this Annual Report.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Form 20-F, Part II, Item 16K(a). These risks include, among other things, operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; violation of privacy or security laws and other litigation and legal risk; and reputational risks.

We also maintain an incident response plan to coordinate the activities we take to protect against, detect, respond to and remediate cybersecurity incidents, as such term is defined in Form 20-F, Part II, Item 16K(a), as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage.

We have implemented several cybersecurity processes, technologies, and controls to aid in our efforts to identify, assess, and manage material risks, as well as to test and improve our incident response plan. Our approach includes, among other things:

•        conducting regular network and endpoint monitoring, as well as periodic vulnerability assessments and penetration testing, designed to identify threat risks on our information systems, as such term is defined in Form 20-F, Part II, Item 16K(a);

•        running tabletop exercises to simulate a response to a cybersecurity incident and use the findings to improve our processes and technologies;

•        conducting regular cybersecurity training programs for employees, including annual review and acceptance of our IT Acceptable Use Policy (IT-AUP), and the annual cybersecurity awareness month employee engagement activities designed to reinforce our employee information security training and enhance the culture and knowledge of cybersecurity risks among our employees;

•        writing some of our policies, procedures and standards based on the standards set by the National Institute of Standards and Technology (“NIST”);

•        leveraging the NIST incident handling framework to help us identify, protect, detect, respond, and recover when there is an actual or potential cybersecurity incident;

•        operating threat intelligence processes designed to model and research our adversaries;

•        conducting regular phishing email simulations for employees and contractors with access to corporate email systems to enhance awareness and responsiveness to such possible threats;

•        through policy, practice and contract (as applicable) requiring employees, as well as third-parties who provide services on our behalf, to treat customer information and data with care; and

•        performing cybersecurity risk assessments of key vendors.

These approaches vary in maturity across the business and we work to continually improve them.

Our process for identifying and assessing material risks from cybersecurity threats operates alongside our broader overall risk assessment process, covering all company risks. As part of this process appropriate disclosure personnel will collaborate with subject matter specialists, as necessary, to gather insights for identifying and assessing material cybersecurity threat risks, their severity, and potential mitigations.

As part of the above approach and processes, we regularly engage with auditors to help identify areas for continued focus, improvement and/or compliance.

In our risk factors, we describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. See our risk factor disclosures at Item 3D of this Annual Report on Form 20-F.

In the last three fiscal years, we have not experienced any material cybersecurity incidents and the expenses we have incurred from cybersecurity incidents were immaterial. This includes penalties and settlements of which there were none.

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of increasing focus for the Telesat Corporation Board (the “Board”) and management.

As part of our entire Board’s operational risk management responsibilities, it provides oversight of risks from cybersecurity threats. The Audit Committee has been designated with the responsibility to regularly review the Company’s processes and procedures around managing cybersecurity threat risks and cybersecurity incidents. As discussed below, members of management report to the Audit Committee which reports to the entire Board about cybersecurity threat risks, among other cybersecurity related matters. At least quarterly the Audit Committee receives an overview from management of our cybersecurity threat risk management and strategy processes covering topics such as data security posture, results from third-party assessments, progress towards pre-determined risk-mitigation-related goals, our incident response plan, and cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks. In such sessions, the Audit Committee generally receives materials including a cybersecurity scorecard and other materials indicating current and emerging cybersecurity threat risks, and describing the company’s ability to mitigate those risks, and discusses such matters with our Chief Information Officer (“CIO”) and our Director of Cybersecurity and Compliance (“DCC”). The Audit Committee chair briefs the plenary Board on management’s assessment at each quarterly Board meeting. Management also provides a cyber security briefing directly to the plenary Board annually, or more frequently if circumstances warrant, along with delivery of the scorecard and any material developments, quarterly. Members of the Board are also encouraged to regularly engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs. Material cybersecurity threat risks may also be considered during separate Board and committee meeting discussions.

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our CIO and our DCC. Such individuals have collectively over 25 years of prior work experience in various roles managing information security, developing cybersecurity strategy and implementing information and cybersecurity programs.

Our CIO has developed an expertise in enterprise and systems architecture, software engineering and development, database management, end-user computing, data center operations and service management, and has managed the cybersecurity organizations of public companies as Chief Information Officer for over 13 years, 7 of which involved dealing with classified or sensitive military data subject to the ITAR DFARS, NIST 800-171 and other similar information management controls and associated stringent cybersecurity requirements. He holds a Bachelor of Science and Master of Science degrees in Engineering from Laval University.

Our DCC oversees the cybersecurity risk management activities and reports directly to the CIO. Our DCC has over 12 years’ experience running a cybersecurity organization at Telesat and at a large, publicly-listed, US defense contractor. She is CISSP-certified, has a Master of Business Administration and holds a Bachelor of Science majoring in information technology from Western Governor’s University. She has built incident response plans and has experience with managing incidents and coordinating a response, remediating issues and implementing corrective actions to prevent further similar incidents. Her experience also includes reporting on the risk of incidents, advising executives in determining the overall impact, and recommending mitigation and containment measures.

These members of management are informed about and monitor the prevention, mitigation, detection, and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan. If a cybersecurity incident is determined to be a material cybersecurity incident, our incident response plan and cybersecurity disclosure controls and procedures define the process to disclose such a material cybersecurity incident.

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

4.12*

Amendment No. 7, dated as of May 9, 2023, to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, as further amended by Amendment No. 3 on December 19, 2016, as further amended by Amendment No. 4 on February 1, 2017, as further amended by Amendment No. 5 on April 26, 2018 and as further amended by Amendment No. 6 on December 6, 2019, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer and the other financial institutions and other parties party thereto.

4.13

Summary of Terms and Conditions for Proposed Investment in Telesat Lightspeed LEO Project (incorporated by reference from Exhibit 99.2 to the Report of Foreign Issuer on Form 6-K (File No. 333-159793-01) filed by Telesat Canada on August 12, 2021).

Exhibit No.	Description of Exhibit
4.14

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

4.18

Form of Indemnity Agreement by and among Telesat Corporation and Officers and Directors (incorporated by reference from Exhibit 4.17 to the Annual Report on Form 20-F (File No. 001-41083) filed by Telesat Corporation on March 18, 2022).

8.1*	List of subsidiaries of Telesat Corporation
11.1*	Insider Trading Policy
12.1*	Section 302 Certification of Chief Executive Officer of Telesat Corporation
12.2*	Section 302 Certification of Chief Financial Officer of Telesat Corporation
13.1*	Section 906 Certification of Chief Executive Officer of Telesat Corporation
13.2*	Section 906 Certification of Chief Financial Officer of Telesat Corporation
15.1*	Consent of Deloitte LLP
97.1*	Compensation Recovery Policy
101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 has been formatted in Inline XBRL

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

Telesat Corporation
	By:	/s/ Daniel S. Goldberg
	Name:	Daniel S. Goldberg
Date: March 28, 2024	Title:	President and Chief Executive Officer

Telesat Corporation
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Telesat Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Telesat Corporation and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Goodwill and orbital slots (indefinite life intangible assets) impairment — Refer to Notes 4, 5, 17 and 18 of the financial statements

Critical Audit Matter Description

The Company’s evaluation of goodwill and orbital slots for impairment involves the comparison of the recoverable amount of the Company for goodwill, and of the cash generating units for orbital slots, (the “recoverable amounts”) to their respective carrying values annually, or more frequently if indicators of impairment are identified. Recoverable amounts are defined as the higher of fair value less costs of disposal and value in use, which are determined using an income approach based on a discounted cash flow and a market approach based on market multiples. In determining the recoverable amounts, management made significant estimates and assumptions related to future revenue forecasts, future expenses and capital expenditures, costs of disposal, discount rates and market multiples. In addition, the Company plans to introduce new satellites under a Low Earth Orbit constellation (known as “Telesat Lightspeed”) which significantly impacts the estimated cash flows used in determining the recoverable amount of the Company.

The Company performed its annual impairment tests for goodwill and orbital slots in the fourth quarter of 2023. Based on the results of the annual impairment tests, the recoverable amounts exceeded their carrying values and no impairment to goodwill or orbital slots was recorded. Subsequent to the annual impairment tests, the Company identified indicators of impairment related to orbital slots and performed additional impairment tests as of December 31, 2023. The carrying value of orbital slots exceeded its recoverable amount and the Company recorded an impairment loss.

While there are several estimates and assumptions that are required to determine the recoverable amounts, the estimates with the highest degree of subjectivity are future cash flows (future revenue forecasts and future capital expenditures), discount rates and market multiples (“key assumptions”). This required significant auditor attention as the key assumptions are subject to a high degree of judgment and there is limited historical data available for Telesat Lightspeed which resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the key assumptions used to determine the recoverable amounts for each impairment test included the following, among others:

•        Evaluated the effectiveness of the internal controls over the assessments of goodwill and orbital slots for impairment, including those over the key assumptions;

•        Evaluated management’s ability to accurately forecast future cash flows by comparing actual results to historical forecasts;

•        Evaluated the reasonableness of the future cash flows for:

•        Revenue forecast by comparing it to historical revenue, contracted revenue including backlogs of existing service contracts, results of the ongoing discussions with customers, due diligence reports, industry reports in respect of demand for satellite capacity and pricing, and communications to the board of directors and external stakeholders;

•        Future capital expenditures by comparing it to signed contracts, an independently developed estimate for future costs based on signed contracts, due diligence reports, industry reports, and communications to the board of directors and external stakeholders;

•        With the assistance of fair value specialists:

•        Evaluated the reasonableness of the discount rates by testing the source information underlying the determination of the discount rates and developing a range of independent estimates and comparing to those selected by management;

•        Evaluated the market multiples by analyzing precedent market transactions and comparable public company multiples and developing a range of independent market multiples and comparing to those selected by management.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 27, 2024

We have served as the Company’s auditor since 1993.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Telesat Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Telesat Corporation and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated March 27, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company’s in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 27, 2024

We have served as the Company’s auditor since 1993.

Telesat Corporation
Consolidated Statements of Income (Loss)

		For the years ended December 31,
(in thousands of Canadian dollars, except per share amounts)	Notes	2023	2022	2021
			(Note 3)	(Note 3)
Revenue	6	$704,161	$759,169	$758,212
Operating expenses	7	(204,552)	(258,989)	(236,949)
Depreciation		(182,669)	(188,755)	(203,772)
Amortization		(13,093)	(14,979)	(15,983)
Other operating gains (losses), net	8	264,999	7	107,615
Operating income		568,846	296,453	409,123
Interest expense	9	(270,350)	(221,756)	(187,994)
Gain on repurchase of debt	24	230,080	106,916	—
Interest and other income		66,532	23,476	3,418
Gain (loss) on changes in fair value of financial instruments		—	4,314	(18,684)
Gain (loss) on foreign exchange		77,758	(239,591)	27,539
Income (loss) before income taxes		672,866	(30,188)	233,402
Tax (expense) recovery	10	(89,596)	(51,409)	(71,035)
Net income (loss)		$583,270	$(81,597)	$162,367

Net income (loss) attributable to:
Telesat Corporation shareholders		$157,118	$(23,764)	$92,532
Non-controlling interest		426,152	(57,833)	69,835
		$583,270	$(81,597)	$162,367

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic		$11.71	$(1.93)	$2.05
Diluted		$11.29	$(1.93)	$1.99

Total Weighted Average Common Shares Outstanding
Basic	27	13,417,290	12,311,264	45,168,650
Diluted	27	15,288,221	12,311,264	46,620,495

See accompanying notes to the consolidated financial statements

Telesat Corporation
Consolidated Statements of Comprehensive Income (Loss)

		For the years ended December 31,
(in thousands of Canadian dollars)	Notes	2023	2022	2021
			(Note 3)	(Note 3)
Net income (loss)		$583,270	$(81,597)	$162,367
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments		(50,985)	148,456	(17,555)
Items that will not be reclassified to profit or loss
Actuarial gain (loss) on defined benefit plans	32	(5,050)	33,282	55,422
Income tax on items that will not be reclassified to profit or loss		1,665	(6,768)	(14,424)
Total other comprehensive income (loss)		(54,370)	174,970	23,443
Total comprehensive income (loss)		$528,900	$93,373	$185,810

Total comprehensive income (loss) attributable to:
Telesat Corporation shareholders		$142,787	$19,889	$90,405
Non-controlling interest		386,113	73,484	95,405
		$528,900	$93,373	$185,810

See accompanying notes to the consolidated financial statements

Telesat Corporation
Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Notes	Common shares/Public shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total Telesat Corporation shareholders’ equity	Non-controlling Interest	Total shareholders’ equity
Balance as at January 1, 2021	3	$26,580	$129,118	$155,698	$1,264,344	$85,648	$(47,924)	$37,724	$1,457,766	$—	$1,457,766
Net income (loss)	3	—	—	—	92,532	—	—	—	92,532	69,835	162,367
Dividends declared on Director Voting Preferred shares	25	—	—	—	(10)	—	—	—	(10)	—	(10)
Issuance of share capital on settlement of restricted share units	25	—	16	16	—	—	—	—	16	—	16
Other comprehensive income (loss), net of tax (expense) recovery of $(14,424)		—	—	—	9,946	—	(12,073)	(12,073)	(2,127)	25,570	23,443
Share-based compensation		—	—	—	—	65,134	—	65,134	65,134	8,590	73,724
Reallocation related to transaction	3	16,261	(129,134)	(112,873)	(1,015,344)	(112,118)	44,137	(67,981)	(1,196,198)	1,181,115	(15,083)
Balance as at December 31, 2021		$42,841	$—	$42,841	$351,468	$38,664	$(15,860)	$22,804	$417,113	$1,285,110	$1,702,223

Balance as at January 1, 2022		$42,841	$—	$42,841	$351,468	$38,664	$(15,860)	$22,804	$417,113	$1,285,110	$1,702,223
Net income (loss)	3	—	—	—	(23,764)	—	—	—	(23,764)	(57,833)	(81,597)
Issuance of share capital on settlement of restricted share units	25	2,142	—	2,142	—	(1,224)	—	(1,224)	918	(2,991)	(2,073)
Exchange of Limited Partnership units for Public Shares	25	1,571	—	1,571	21,812	(14)	(183)	(197)	23,186	(23,186)	—
Other comprehensive income (loss), net of tax (expense) recovery of $(6,768)		—	—	—	6,757	—	36,896	36,896	43,653	131,317	174,970
Final Transaction adjustment	26	—	—	—	—	—	—	—	—	(20,790)	(20,790)
Share-based compensation		—	—	—	—	20,330	—	20,330	20,330	47,089	67,419
Balance as at December 31, 2022		$46,554	$—	$46,554	$356,273	$57,756	$20,853	$78,609	$481,436	$1,358,716	$1,840,152

Balance as at January 1, 2023		$46,554	$—	$46,554	$356,273	$57,756	$20,853	$78,609	$481,436	$1,358,716	$1,840,152
Net income (loss)		—	—	—	157,118	—	—	—	157,118	426,152	583,270
Issuance of share capital on settlement of restricted share units	25	3,212	—	3,212	11	(661)	—	(661)	2,562	(5,693)	(3,131)
Issuance of share capital on exercise of stock options	25	29	—	29	—	—	—	—	29	(13)	16
Exchange of Limited Partnership units for Public Shares	25	1,457	—	1,457	21,577	2,375	1,358	3,733	26,767	(26,767)	—
Other comprehensive income (loss), net of tax (expense) recovery of $1,665		—	—	—	(921)	—	(13,410)	(13,410)	(14,331)	(40,039)	(54,370)
Share-based compensation		—	—	—	—	8,337	—	8,337	8,337	24,709	33,046
Balance as at December 31, 2023		$51,252	$—	$51,252	$534,058	$67,807	$8,801	$76,608	$661,918	$1,737,065	$2,398,983

See accompanying notes to the consolidated financial statements

Telesat Corporation
Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	December 31, 2023	December 31, 2022
			(Note 3)
Assets
Cash and cash equivalents		$1,669,089	$1,677,792
Trade and other receivables	11	78,289	41,248
Other current financial assets	12	631	515
Current income tax recoverable		16,510	18,409
Prepaid expenses and other current assets	13	52,169	50,324
Total current assets		1,816,688	1,788,288
Satellites, property and other equipment	6,16	1,260,298	1,364,084
Deferred tax assets	10	2,954	49,984
Other long-term financial assets	14	6,633	10,476
Long-term income tax recoverable		7,497	15,303
Other long-term assets	6,15	40,926	47,977
Intangible assets	6,17	692,756	756,878
Goodwill	18	2,446,603	2,446,603
Total assets		$6,274,355	$6,479,593

LIABILITIES
Trade and other payables	19	$43,626	$43,555
Other current financial liabilities	20	29,061	48,397
Income taxes payable		1,921	3,476
Other current liabilities	21	63,119	75,968
Total current liabilities		137,727	171,396
Long-term indebtedness	24	3,197,019	3,850,081
Deferred tax liabilities	10	235,247	271,246
Other long-term financial liabilities	22	14,938	19,663
Other long-term liabilities	23	290,441	327,055
Total liabilities		3,875,372	4,639,441

SHAREHOLDERS’ EQUITY
Share capital	25	51,252	46,554
Accumulated earnings		534,058	356,273
Reserves		76,608	78,609
Total Telesat Corporation shareholders’ equity		661,918	481,436
Non-controlling interest	26	1,737,065	1,358,716
Total shareholders’ equity		2,398,983	1,840,152
Total liabilities and shareholders’ equity		$6,274,355	$6,479,593

See accompanying notes to the consolidated financial statements

Telesat Corporation
Consolidated Statements of Cash Flows

		For the years ended December 31,
(in thousands of Canadian dollars)	Notes	2023	2022	2021
			(Note 3)	(Note 3)
Cash flows from operating activities
Net income (loss)		$583,270	$(81,597)	$162,367
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation		182,669	188,755	203,772
Amortization		13,093	14,979	15,983
Tax expense (recovery)		89,596	51,409	71,035
Interest expense		270,350	221,756	187,994
Interest income		(63,838)	(23,564)	(4,392)
(Gain) loss on foreign exchange		(77,758)	239,591	(27,539)
(Gain) loss on changes in fair value of financial instruments		—	(4,314)	18,684
Share-based compensation	31	33,015	67,428	73,723
(Gain) loss on disposal of assets	8	(59)	(7)	848
Gain on repurchase of debt		(230,080)	(106,916)	—
Impairment	8	79,740	—	—
Deferred revenue amortization		(59,337)	(77,075)	(64,998)
Pension expense	32	5,674	7,587	8,133
C-band clearing income	8	(344,892)	—	(42,860)
Other		2,958	(1,184)	(1,953)
Income taxes paid, net of income tax received	33	(66,841)	(98,143)	(94,242)
Interest paid, net of interest received	33	(209,261)	(163,113)	(154,433)
Operating assets and liabilities	33	(39,212)	(6,744)	(58,625)
Net cash from operating activities		169,087	228,848	293,497

Cash flows (used in) generated from investing activities
Cash payments related to satellite programs		(83,319)	(31,805)	(279,941)
Cash payments related to property and other equipment		(42,920)	(32,701)	(31,725)
Purchase of intangible assets		(13,267)	(71)	(1,162)
C-band clearing proceeds	8	351,438	64,651	42,860
Net cash (used in) generated from investing activities		211,932	74	(269,968)

Cash flows (used in) generated from financing activities
Proceeds from indebtedness	33	—	—	619,900
Payment of debt issue costs	33	—	—	(6,834)
Repurchase of indebtedness	33	(344,014)	(97,234)	—
Payments of principal on lease liabilities	33	(2,171)	(2,498)	(2,178)
Satellite performance incentive payments	33	(6,385)	(6,667)	(6,914)
Tax withholdings on settlement of restricted share units		(3,198)	—	—
Proceeds from exercise of stock options		27	—	16
Government grant received		1,089	22,324	—
Initial costs from transaction		—	—	1,260
Final Transaction adjustment payment	26	—	(20,790)	—
Dividends on Director Voting Preferred shares	25	—	—	(10)
Net cash (used in) generated from financing activities		(354,652)	(104,865)	605,240

Effect of changes in exchange rates on cash and cash equivalents		(35,070)	104,142	2,446

Changes in cash and cash equivalents		(8,703)	228,199	631,215
Cash and cash equivalents, beginning of year		1,677,792	1,449,593	818,378
Cash and cash equivalents, end of year		$1,669,089	$1,677,792	$1,449,593

See accompanying notes to the consolidated financial statements

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Corporation (the “Corporation” or “Company”) was incorporated under the Business Corporations Act (British Columbia) in October 2020 and is headquartered in Ottawa, Canada.

The Corporation is a global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. The Company’s state-of-the-art fleet consists of 15 geostationary satellites and the Canadian payload on Viasat-1.

The Corporation is developing a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. In January 2018, the first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite has demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. In July 2023, the Corporation successfully launched its LEO 3 satellite into orbit.

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

For further details on the Transaction, refer to the Corporation’s Registration Statement on Form F-4 filed with the U.S. Securities Exchange Commission (“SEC”) on June 24, 2021, which can be obtained on the SEC’s website at https://www.sec.gov and the Non-Offering Prospectus filed with the Ontario Securities Commission (“OSC”) on November 16, 2021, which can be obtained on the website https://www.sedarplus.ca.

References herein to “Telesat” or “Company” refer to Telesat Corporation and its subsidiaries.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the audited consolidated financial statements of Telesat.

On March 27, 2024, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

2. BASIS OF PRESENTATION (cont.)

The portion of equity ownership in a subsidiary that is not directly or indirectly attributable to the Company is accounted for as non-controlling interest. Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

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

3. CHANGE IN ACCOUNTING POLICY

Amendments to IAS 12, Income Taxes (“IAS 12”)

In May 2021, the IASB issued amendments to IAS 12.

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

The Company adopted the amendments effective for annual period beginning January 1, 2023. As a result of the amendment, the Company was required to recognize deferred tax on the prepayment options associated with the Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes.

An adjustment was recorded as a decrease to the opening balance of accumulated earnings as at January 1, 2021 in the amount of $1,412.

The cumulative impact on the balance sheet and statement of changes in shareholders’ equity was as follows:

As at December 31,	2022	2021
Deferred tax liabilities	$(4,450)
Accumulated earnings	$1,071	$1,439
Non-controlling interest	$3,379	$4,491

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. CHANGE IN ACCOUNTING POLICY (cont.)

As a result of the amendment, there was also a change in the reallocation related to Transaction in the year ended December 31, 2021 in the statement of changes in shareholders’ equity.

The impact on the statements of income (loss) and the statements of comprehensive income (loss) was as follows:

For the years ended December 31,	2022	2021
Tax (expense) recovery	$(1,480)	$7,342
Net income (loss) per common share attributable to Telesat Corporation shareholders – Basic	$(0.03)	$0.16
Net income (loss) per common share attributable to Telesat Corporation shareholders – Diluted	$(0.03)	$0.16

4. MATERIAL ACCOUNTING POLICY INFORMATION

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

For the Company’s non-foreign operations, foreign currency non-monetary assets and liabilities are translated at their historical exchange rates, foreign currency monetary assets and liabilities are translated at the year-end exchange rates, and foreign denominated revenue and expenses are translated at the average exchange rates of the month in which the transactions occurred. Gains or losses on translation of these items are recognized as a component of net income (loss).

Upon consolidation of the Company’s foreign operations that have a functional currency other than the Canadian dollar, assets and liabilities are translated at the year-end exchange rate, and revenue and expenses are translated at the average exchange rates of the month in which the transactions occurred. Gains or losses on the translation of foreign subsidiaries are recognized in other comprehensive income (loss).

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

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

The lease liability is remeasured when there is a change in future lease payments, arising from a change in index or rate, or if there is a change in the assessment of whether the Company will exercise a purchase, extension or termination option. The amount of the remeasurement of the lease liability is also recognized as an adjustment to the right-of-use asset, or is recorded in the statement of income (loss) if the carrying amount of the right-of-use asset has been reduced to zero.

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Software as a Service arrangements

A Software as a Service (“SaaS”) cloud computing arrangement is evaluated as to whether it met the criteria under IAS 38, Intangible Assets (“IAS 38”) or IFRS 16, Leases. If an arrangement did not meet either of those criteria, the arrangement is accounted for as a service contract.

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

The assessment of whether configuration or customization of a software results in an intangible asset for Telesat depends on the nature and output of the configuration and customization performed. In some circumstances, the arrangement may result in additional code from which Telesat has the power to obtain the future economic benefits and to restrict others’ access to those benefits. In that case, in determining whether to recognize the additional code as an intangible asset, Telesat assesses whether the additional code is identifiable and meets the recognition criteria under IAS 38.

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

Depreciation is calculated using the straight-line method over the respective estimated useful lives of the assets.

Below are the estimated useful lives in years of satellites, property & other equipment as at December 31, 2023.
Years
Satellites	3 to 15
Right-of-use assets	2 to 27
Antennas, satellite control & communication equipment	5 to 20
Building, equipment & other	3 to 25

Construction in progress is not depreciated as depreciation only commences when the asset is ready for its intended use. For satellites, depreciation commences on the day the satellite becomes available for service.

The investment in each satellite is derecognized when the satellite is retired. When other property is retired from operations at the end of its useful life, the cost of the asset and accumulated depreciation are removed from the accounts. Earnings are credited with the amount of any net salvage value and charged with any net cost of removal. When an asset is sold prior to the end of its useful life, the gain or loss is recognized immediately in other operating gains (losses), net.

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Satellite Performance Incentive Payments

Satellite performance incentive payments are obligations payable to satellite manufacturers over the lives of certain satellites. The present value of the payments is capitalized as part of the cost of the satellite and recognized as part of the depreciation of the satellite.

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Below are the estimated useful lives in years of the finite life intangible assets as at December 31, 2023.
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

Impairment losses are recognized in other operating gains (losses), net. For indefinite life intangible assets, reversals of impairment losses are also recognized in other operating gains (losses), net.

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

Goodwill

In performing the goodwill impairment analysis, the Company assesses the recoverable amount of goodwill. The recoverable amount is the higher of the income approach and the market approach.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

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

Financial Instruments

Financial assets are initially recognized at fair value. Financial assets are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). A financial asset is measured at amortized cost if it is not designated as FVTPL, it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. A debt investment is measured at FVTOCI if it is not designated at FVTPL, it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amounts outstanding. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment by investment basis. All financial assets not classified as measured at amortized cost or FVTOCI as described above are measured at FVTPL. Telesat does not have any financial assets measured at FVTOCI as at December 31, 2023 and 2022.

The following accounting policies apply to the subsequent measurement of the Company’s financial assets:

•        Amortized cost:    The financial assets are subsequently measured at amortized cost in accordance with the effective interest method. The amortized cost is reduced by any impairment losses; and

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

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

Employee Benefit Plans

Telesat Canada maintains one contributory and three non-contributory defined benefit pension plans which provide benefits based on length of service and rate of pay. Two of these defined-benefit plans were closed to new members in 2013. Effective January 1, 2024, the Pension Plan for Employees of Telesat Canada and the Pension Plan for Designated Employees of Telesat Canada were merged into one plan, the Pension Plan for Employees of Telesat

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Canada, subject to final regulatory filings and approvals. The combined plan is closed entirely to new members with respect to the defined benefit provisions. The merged plan offers a defined contribution pension to all employees of Telesat Canada and Telesat LEO Inc. effective January 1, 2024.

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

The current service costs and administration fees not related to asset management are included in operating expenses. The net interest expense (income) on the net defined benefit liability (asset) for the period is calculated by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the net defined benefit liability (asset) at the beginning of the year while considering any changes in the net defined benefit liability (asset) during the year as a result of contributions and benefit payments. The net interest expense (income) is included in interest expense.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

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

Income Taxes

Income tax expense, comprising current and deferred income tax, is recognized in income except to the extent it relates to items recognized in other comprehensive income (loss) or equity, in which case the income tax expense is recognized in other comprehensive income (loss) or equity, respectively.

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

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

Earnings Per Share

For periods prior to the close of the Transaction, basic earnings per share are computed based upon the weighted average number of Common Shares, Non-Voting Participating Preferred Shares and Voting Participating Preferred Shares of Telesat Canada. The quantity of these shares has been recalculated to take into effect the conversion of shares that have occurred during the Transaction. As there was no non-controlling interest in the period prior to the close of the Transaction, all converted amounts have been included as Class A Common Shares, Class B Variable Voting Shares, Class C Fully Voting Shares and Class C Limited Voting Shares of Telesat Corporation.

For periods subsequent to the close of the Transaction, basic earnings per share are computed based upon the weighted average number of Class A Common Shares, Class B Variable Voting Shares, Class C Fully Voting Shares and Class C Limited Voting Shares during each period. Variable Voting and Limited Voting shares are in all respects identical to and treated equally to voting common shares.

For periods prior to the close of the Transaction, diluted earnings per share are based on the weighted average number of common shares as calculated in the basic earnings per share, adjusted for the effect of unvested or unconverted RSUs and stock options that have a dilutive effect. The average market value of the Company’s shares for the purpose of calculating the dilutive effect of the stock options was based on calculated share price of the shares of Telesat Canada, adjusted to consider the impact of the Transaction.

For periods subsequent to the close of the Transaction, diluted earnings per share are based on the weighted average number of Common, Limited Voting and Variable Voting shares outstanding during each period, adjusted for the effect of unvested or unconverted RSUs, PSUs, DSUs and stock options which have a dilutive effect. For 2021, the average market value of the Company’s shares for the purposes of calculating the dilutive effect of the stock options was based on the quoted market prices for the period from November 19, 2021 through December 31, 2021.

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Future Changes in Accounting Policies

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

Amendments to IAS 1

In October 2022, the IASB amended IAS 1, Presentation of Financial Statements with the aim of improving the information companies provide about long-term debt covenants.

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

The amendments will not have any impact on the financial statements.

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
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

The accounting estimates and assumptions critical to the determination of the amounts reported in the financial statements were as follows:

Derivative financial instruments measured at fair value

As at December 31, 2023 and 2022, the balances of the derivative assets and liabilities were $Nil.

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

Impairment of goodwill

Goodwill represented $2,446.6 million of total assets as at December 31, 2023 and 2022. Determining whether goodwill is impaired requires an estimation of the Company’s fair value which requires management to estimate the future cash flows expected to arise from operations and to make assumptions regarding the underlying business plan, discount rate, and growth rate assumptions. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represented $692.8 million of total assets as at December 31, 2023 (December 31, 2022 — $756.9 million). Impairment of intangible assets is tested annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The impairment analysis requires the Company to estimate the future cash flows expected to arise from operations and to make assumptions regarding the underlying business plan, discount rates, growth rate assumptions and royalty rate. Significant judgments are made in establishing these assumptions. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
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

Revenue derived from the above services were as follows:

For the years ended December 31,	2023	2022	2021
Broadcast	$331,842	$358,661	$390,815
Enterprise	359,740	388,985	354,126
Consulting and other	12,579	11,523	13,271
Revenue	$704,161	$759,169	$758,212

Equipment sales included within the various services were as follows:

For the years ended December 31,	2023	2022	2021
Broadcast	$16	$81	$67
Enterprise	12,630	28,071	10,023
Revenue	$12,646	$28,152	$10,090

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. SEGMENT INFORMATION (cont.)

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

For the years ended December 31,	2023	2022	2021
Canada	$324,226	$330,533	$330,832
United States	245,328	289,946	292,474
Asia & Australia	50,651	45,082	38,266
Latin America & Caribbean	48,664	57,842	55,818
Europe, Middle East & Africa	35,292	35,766	40,822
Revenue	$704,161	$759,169	$758,212

For disclosure purposes, the satellites and the intangible assets have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows:

As at December 31,	2023	2022
Canada	$782,639	$784,261
United Kingdom	446,194	525,672
United States	18,035	36,612
Europe, Middle East & Africa (excluding United Kingdom)	11,395	15,344
All others	2,035	2,195
Satellites, property and other equipment	$1,260,298	$1,364,084
As at December 31,	2023	2022
Canada	$650,528	$698,336
United States	25,999	40,647
Latin America & Caribbean	11,963	12,754
All others	4,266	5,141
Intangible assets	$692,756	$756,878

Other long-term assets by geographic regions were allocated as follows:

As at December 31	2023	2022
Canada	$40,926	$47,977
Other long-term assets	$40,926	$47,977

Goodwill was not allocated to geographic regions.

Major Customers

For the years ended December 31, 2023, 2022 and 2021 there were two significant customers each representing more than 10% of consolidated revenue.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

7. OPERATING EXPENSES

For the years ended December 31,	2023	2022	2021
Compensation and employee benefits(a)	$117,917	$152,154	$156,112
Other operating expenses(b)	48,120	52,831	50,622
Cost of sales(c)	38,515	54,004	30,215
Operating expenses	$204,552	$258,989	$236,949

____________

(a)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)      Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for year ended December 31, 2023 included $1.7 million of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the leases liabilities (December 31, 2022 — $1.7 million).

(c)      Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

The cost of equipment sales included in the cost of sales is as follows:

For the years ended December 31,	2023	2022	2021
Cost of equipment sale	$7,546	$26,273	$6,210

8. OTHER OPERATING GAINS (LOSSES), NET

For the years ended December 31,	2023	2022	2021
Gain (loss) on disposal of assets	$59	$7	$(848)
C-band clearing income	344,892	—	108,463
Impairment	(79,740)	—	—
Other	(212)	—	—
Other operating gains (losses), net	$264,999	$7	$107,615

C-Band Clearing

In 2020, the United States Federal Communications Commission (“FCC”) adopted a Report and Order in connection with the clearing of a 300 MHz band of C-Band downlink spectrum between 3,700 and 4,000 MHz by December 5, 2025 to support the deployment of terrestrial 5G services in the United States (“Report and Order”).

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

In May 2020, the Company officially committed to the accelerated version of the C-Band clearing program. An amount of $108.5 million (US$84.8 million) was recognized during the year ended December 31, 2021, relating to Phase I accelerated clearing of the C-band spectrum. Of this balance, $42.9 million was received in 2021 with the remaining payments received in 2022.

In June 2023, the Company filed certification of accelerated relocation relating to Phase II. The FCC received no challenges and on June 30, 2023, issued an order validating the certification. An amount of US$259.6 million was accrued and subsequently received during the year ended December 31, 2023, relating to Phase II accelerated clearing of the C-band spectrum. As of December 31, 2023, the Company fulfilled all requirements of the program and all clearing proceeds have been received.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

8. OTHER OPERATING GAINS (LOSSES), NET (cont.)

Impairment

Indefinite life intangible assets are tested for impairment at the individual CGU level. In the case of orbital slots, the CGU is based on geography. During the year ended December 31, 2023, as a result of impairment testing of the geographical CGUs, there was an impairment of $66.0 million recorded against intangible assets (Note 17) and $13.8 million recorded against satellites, property and other equipment (Note 16).

9. INTEREST EXPENSE

For the years ended December 31,	2023	2022	2021
Interest on indebtedness	$252,257	$197,491	$151,462
Interest on derivative instruments	—	3,040	12,503
Interest on satellite performance incentive payments	1,464	1,797	2,236
Interest on significant financing component	15,713	17,229	18,854
Interest on employee benefit plans (Note 32)	(607)	588	1,440
Interest on leases	1,523	1,611	1,499
Interest expense	$270,350	$221,756	$187,994

10. INCOME TAXES

For the years ended December 31,	2023	2022	2021
		(Note 3)	(Note 3)
Current tax expense (recovery)	$75,780	$77,645	$85,219
Deferred tax expense (recovery)	13,816	(26,236)	(14,184)
Tax expense (recovery)	$89,596	$51,409	$71,035

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

For the years ended December 31,	2023	2022	2021
		(Note 3)	(Note 3)
Net income (loss) before taxes	$672,866	$(30,188)	$233,402
Multiplied by the statutory income tax rates	26.40%	26.44%	26.46%
	177,637	(7,982)	61,758
Income tax recorded at rates different from the Canadian tax rate	(11,518)	(11,774)	(38,060)
Permanent differences	(71,741)	35,298	8,826
Effect on deferred tax balances due to changes in income tax rates	(407)	1,870	—
Effect of temporary differences not recognized as deferred tax assets	(4,661)	32,654	44,591
Taxes related to prior periods	(2,152)	2,072	(4,769)
Impact of foreign exchange	2,436	(731)	(1,232)
Other	2	2	(79)
Tax expense (recovery)	$89,596	$51,409	$71,035
Effective income tax rate	13.32%	(170.30)%	30.43%

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES (cont.)

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

As at December 31,	2023	2022
Deferred tax assets
Foreign tax credits	$2,999	$7,293
Corporate interest restriction	7,397	9,035
Financing charges	4,412	8,580
Deferred revenue	7,249	8,668
Loss carry forwards	32,330	34,201
Reserves	1,467	1,550
Other	1,268	2,117
Total deferred tax assets	$57,122	$71,444
As at December 31,	2023	2022
Deferred tax liabilities
Capital assets	$(76,224)	$(105,021)
Intangible assets	(211,491)	(181,808)
Employee benefits	(1,700)	(5,877)
Total deferred tax liabilities	(289,415)	(292,706)
Deferred tax liabilities, net	$(232,293)	$(221,262)

As at December 31, 2023, deferred tax assets of $3.0 million on the balance sheet relate to Brazil tax jurisdictions (December 31, 2022 — $50.0 million related to Canada and Brazil tax jurisdictions).

Temporary differences, tax losses and tax credits

Foreign tax credit

The Company has Canadian foreign tax credits of $11.4 million which may only be used to offset taxes payable, of which $3.0 million has been recognized. The credits are due to expire between 2025 and 2033.

The Company has United Kingdom foreign tax credits of $9.2 million which have no expiry. No deferred tax asset has been recognized in respect of these foreign tax credits.

The Company has United States foreign tax credits of $145.1 million carried over from 2017. No deferred tax asset has been recognized in respect of these foreign tax credits.

Loss carry forwards and deductible temporary differences

The Company has tax losses in Canada of $90.5 million which will expire starting in 2038 for which a deferred tax asset of $10.6 million has been recognized. The Company also has $83.3 million of deductible temporary differences for which no deferred tax asset has been recognized.

The Company has tax losses in the United Kingdom of $125.1 million that can be carried forward indefinitely, subject to restrictions on their utilization. The use of the losses is limited to 50% of taxable income generated in a carry forward year. Notwithstanding, the Company will be entitled to a £5 million annual allowance of unrestricted taxable income not subject to the 50% limitation. A deferred tax asset of $31.3 million has been recognized in respect of the losses. The Company also has $329.6 million of unused interest deductions in the United Kingdom that can be carried forward indefinitely and a deferred tax asset of $7.4 million has been recognized in respect of these unused interest deductions.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES (cont.)

The Company has tax losses of $7.7 million in the United States which can be carried forward indefinitely, and subject to restrictions on their utilization of up to 80% of taxable income generated in a carry forward year. No deferred tax asset has been recognized in respect of the losses. The Company also has $16.0 million of deductible temporary differences for which no deferred tax asset has been recognized.

The Company has tax losses of $3.1 million in Brazil that can be carried forward indefinitely, subject to restrictions on their utilization. The use of the losses is limited to 30% of taxable income generated in a carry forward year. As of December 31, 2023, the Company has cumulative pre-tax income for the last three years and expectation of future income in Brazil, demonstrating sufficient positive evidence to conclude that it is probable that future taxable profit will be available against which the unused tax losses can be utilized. A deferred tax asset of $1.1 million has been recognized in respect of the losses.

Investments in subsidiaries

As at December 31, 2023, the Company had temporary differences of $602.3 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future.

11. TRADE AND OTHER RECEIVABLES

As at December 31,	2023	2022
Trade receivables	$54,024	$34,152
Less: allowance for doubtful accounts	(6,467)	(4,901)
Net trade receivables	47,557	29,251
Deferred receivables	3,347	5,038
Government grant receivable (Note 28)	20,697	2,457
Other receivables	6,688	4,502
Trade and other receivables	$78,289	$41,248

Allowance for doubtful accounts

The movement in the allowance for doubtful accounts was as follows:

Years ended December 31,	2023	2022
Allowance for doubtful accounts, beginning of year	$4,901	$5,216
Provisions (reversals) for impaired receivables	2,881	2,339
Receivables written off	(1,242)	(2,924)
Impact of foreign exchange	(73)	270
Allowance for doubtful accounts, end of year	$6,467	$4,901

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. OTHER CURRENT FINANCIAL ASSETS

As at December 31,	2023	2022
Security deposits	$631	$515
Other current financial assets	$631	$515

13. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As at December 31,	2023	2022
Transaction costs(a)	$39,317	$33,695
Prepaid expenses	6,607	14,342
Inventory(b)	4,317	2,023
Deferred charges(c)	247	264
Other	1,681	—
Prepaid expenses and other current assets	$52,169	$50,324

____________

(a)      Transaction costs represent the incremental costs in connection with the debt and equity financing.

(b)      As at December 31, 2023, inventory consisted of $2.8 million of work in progress (December 31, 2022 — $0.2 million) and $1.5 million of other inventory (December 31, 2022 — $1.8 million).

(c)      Deferred charges included deferred financing charges relating to the Revolving Credit Facility.

14. OTHER LONG-TERM FINANCIAL ASSETS

As at December 31,	2023	2022
Deferred receivables	$5,635	$8,893
Security deposits	998	816
Other long-term receivables	—	767
Other long-term financial assets	$6,633	$10,476

15. OTHER LONG-TERM ASSETS

As at December 31,	2023	2022
Pension benefits (Note 32)	$40,624	$47,312
Other	302	302
Prepaid expenses	—	116
Deferred charges (Note 13)	—	247
Other long-term assets	$40,926	$47,977

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Satellites	Antennas, satellite control & communication equipment	Building, equipment & other	Right-of-use assets(1)	Assets under construction	Total
Cost as at January 1, 2022	$3,378,510	$171,785	$85,735	$43,380	$390,540	$4,069,950
Additions	—	56	865	921	54,570	56,412
Disposals/retirements	—	(1,415)	(2,464)	(932)	—	(4,811)
Transfers from assets under construction	—	1,862	1,526	—	(3,388)	—
Impact of foreign exchange	55,463	2,296	558	983	28,513	87,813
Cost as at December 31, 2022	3,433,973	174,584	86,220	44,352	470,235	4,209,364
Additions	—	52	615	1,473	114,090	116,230
Disposals/retirements	—	(4,433)	(2,880)	(156)	—	(7,469)
Transfers from assets under construction	9,598	4,890	3,530	—	(18,018)	—
Impact of foreign exchange	(18,810)	(612)	(103)	(316)	(12,166)	(32,007)
Cost as at December 31, 2023	$3,424,761	$174,481	$87,382	$45,353	$554,141	$4,286,118
Accumulated depreciation and impairment as at January 1, 2022	$(2,445,367)	$(129,864)	$(57,689)	$(7,342)	$—	$(2,640,262)
Depreciation	(172,331)	(8,786)	(4,313)	(3,325)	—	(188,755)
Disposals/retirements	—	1,414	2,296	462	—	4,172
Impact of foreign exchange	(18,734)	(945)	(517)	(239)	—	(20,435)
Accumulated depreciation and impairment as at December 31, 2022	(2,636,432)	(138,181)	(60,223)	(10,444)	—	(2,845,280)
Depreciation	(167,393)	(7,996)	(4,118)	(3,162)	—	(182,669)
Impairment	(13,787)	—	—	—	—	(13,787)
Disposals/retirements	—	4,497	2,921	156	—	7,574
Impact of foreign exchange	8,053	296	(114)	107	—	8,342
Accumulated depreciation and impairment as at December 31, 2023	$(2,809,559)	$(141,384)	$(61,534)	$(13,343)	$—	$(3,025,820)
Net carrying values
As at December 31, 2022	$797,541	$36,403	$25,997	$33,908	$470,235	$1,364,084
As at December 31, 2023	$615,202	$33,097	$25,848	$32,010	$554,141	$1,260,298

____________

(1)      Right-of-use assets consisted primarily of property leases.

Substantially all of the Company’s satellites, property and other equipment, excluding satellites, property and other equipment held in unrestricted subsidiaries, have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities, Senior Secured Notes and 2026 Senior Secured Notes as at December 31, 2023 (Note 24).

Borrowing costs

For the year ended December 31, 2023 and 2022 there were no borrowing costs capitalized.

Impairment

Indefinite life intangible assets are tested for impairment at the individual CGU level. In the case of orbital slots, the CGU is based on geography. During the year ended December 31, 2023, as a result of impairment testing of the geographical CGUs, there was an impairment of $13.8 million recorded against satellites, property and other equipment. The impairment resulted from changes to the underlying assumptions associated with the related business plan.

There was no impairment recognized for the year ended December 31, 2022.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
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

17. INTANGIBLE ASSETS

The intangible assets are split between assets with finite and indefinite lives.

The indefinite life intangible assets are summarized below.

	Orbital slots	Trade name	Intellectual property	Total indefinite life intangible assets
Cost as at January 1, 2022	$606,945	$17,000	$64,392	$688,337
Impact of foreign exchange	2,797	—	4,673	7,470
Cost as at December 31, 2022	609,742	17,000	69,065	695,807
Additions	—	—	16,416	16,416
Impact of foreign exchange	(949)	—	(1,585)	(2,534)
Cost as at December 31, 2023	$608,793	$17,000	$83,896	$709,689
Accumulated impairment as at January 1, 2022	$(1,100)	$—	$—	$(1,100)
Impairment	—	—	—	—
Accumulated impairment as at December 31, 2022	(1,100)	—	—	(1,100)
Impairment	(65,953)	—	—	(65,953)
Impact of foreign exchange	173	—	—	173
Accumulated impairment as at December 31, 2023	$(66,880)	$—	$—	$(66,880)
Net carrying values
As at December 31, 2022	$608,642	$17,000	$69,065	$694,707
As at December 31, 2023	$541,913	$17,000	$83,896	$642,809

There were no disposals or retirements in the years ended December 31, 2023 and 2022 and no additions for the year ended December 31, 2022.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS (cont.)

The finite life intangible assets are summarized below.

	Revenue backlog	Customer relationships	Customer contracts	Transponder rights	Concession rights	Software	Other	Total finite life intangible assets
Cost as at January 1, 2022	$223,664	$194,526	$12,618	$16,718	$21,077	$1,193	$59	$469,855
Additions	—	—	—	—	71	—	—	71
Impact of foreign exchange	—	201	—	—	2,720	—	—	2,921
Cost as at December 31, 2022	223,664	194,727	12,618	16,718	23,868	1,193	59	472,847
Additions	—	—	—	—	56	—	—	56
Impact of foreign exchange	—	(68)	—	—	1,575	—	—	1,507
Cost as at December 31, 2023	$223,664	$194,659	$12,618	$16,718	$25,499	$1,193	$59	$474,410
Accumulated amortization and impairment as at January 1, 2022	$(214,571)	$(147,772)	$(8,390)	$(15,100)	$(8,434)	$(119)	$(47)	$(394,433)
Amortization	(4,375)	(6,872)	(844)	(1,079)	(1,568)	(238)	(3)	(14,979)
Impact of foreign exchange	—	(153)	—	—	(1,111)	—	—	(1,264)
Accumulated amortization and impairment as at December 31, 2022	(218,946)	(154,797)	(9,234)	(16,179)	(11,113)	(357)	(50)	(410,676)
Amortization	(2,916)	(6,879)	(845)	(539)	(1,672)	(239)	(3)	(13,093)
Impact of foreign exchange	—	57	—	—	(751)	—	—	(694)
Accumulated amortization and impairment as at December 31, 2023	$(221,862)	$(161,619)	$(10,079)	$(16,718)	$(13,536)	$(596)	$(53)	$(424,463)
Net carrying values
As at December 31, 2022	$4,718	$39,930	$3,384	$539	$12,755	$836	$9	$62,171
As at December 31, 2023	$1,802	$33,040	$2,539	$—	$11,963	$597	$6	$49,947

There were no disposals/retirements in the years ended December 31, 2023 and 2022.

The total combined indefinite and finite life intangible assets are summarized below.

	As at December 31, 2023			As at December 31, 2022
	Cost	Accumulated amortization and impairment	Net carrying value	Cost	Accumulated amortization and impairment	Net carrying value
Indefinite life intangibles	$709,689	$(66,880)	$642,809	$695,807	$(1,100)	$694,707
Finite life intangibles	474,410	(424,463)	49,947	472,847	(410,676)	62,171
Total intangibles	$1,184,099	$(491,343)	$692,756	$1,168,654	$(411,776)	$756,878

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

The Company’s intellectual property relates to development of the planned Telesat Lightspeed constellation. It has been assigned an indefinite life because of anticipated ongoing future use.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS (cont.)

The following are the remaining useful lives of the intangible assets:

Years
Revenue backlog	1
Customer relationships	3 to 5
Customer contracts	3
Concession rights	1 to 14
Software	2
Patent	2

All of the Company’s intangible assets, excluding the intangible assets held in unrestricted subsidiaries, have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities, Senior Secured Notes and 2026 Senior Secured Notes (Note 24).

Impairment

Finite life intangible assets are assessed for impairment at the Company’s CGU level. With the exception of trade name, which is tested for impairment at the asset level, the indefinite life intangible assets are tested for impairment at the individual CGU level. In the case of orbital slots, the CGU is based on geography. The annual impairment tests for these assets were performed in the fourth quarters of 2023 and 2022 in accordance with the policy described in Note 4.

Subsequent to the annual impairment tests, the Company identified indicators of impairment as of December 31, 2023, requiring additional impairment tests of the geographical CGUs. This resulted in an impairment of $64.0 million recorded against the North American CGU and $15.8 million relating to the international CGU. The full amount of the impairment for the North American CGU was recorded against intangible assets. For the international CGU, the impairment was split between $2.0 million being recorded against intangible assets and $13.8 million being recorded against satellites, property and other equipment (Note 16). The impairment resulted from changes to the underlying assumptions associated with the related business plan, particularly related to the revenue forecasts as a result of intensifying competition.

Apart from the orbital slots, there were no other impairments recognized in the year ended December 31, 2023 tied to intangible assets. There was no impairment recognized for the year ended December 31, 2022.

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS (cont.)

Discount rates

Discount rates reflect management’s estimates of the specific risks. Management uses a weighted average cost of capital as a discount rate. The discount rates used was 9.0% and 9.5% in 2023 (9.0% in 2022).

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

Royalty rate

The determination of the hypothetical royalty rate used in the relief from royalty approach will consider comparable license agreements and other qualitative factors. The royalty rate used for 2023 and 2022 was 0.25% of revenue.

Discount rates

Discount rates reflect management’s estimates of the specific risks. Management uses a weighted average cost of capital as a discount rate. The discount rates used was the following:

	2023	2022
GEO royalties	9.5%	9.0%
LEO royalties	Midpoint between 15% and 20%	Midpoint between 15% and 20%

Growth rate assumptions

Growth rate assumptions used to extrapolate the cash flows beyond the business planning period are based on commercial experience and the expectations for the development of the markets which they serve. The long-term growth rate was the following:

	2023	2022
GEO	—%	—%
LEO	2.0%	2.0%

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. GOODWILL

The Company carries goodwill at its cost of $2,446.6 million with no accumulated impairment losses since acquisition.

Impairment

Goodwill is tested for impairment at the entity level because that represents the lowest level at which goodwill supports the Company’s operations and is monitored internally. The annual impairment test on goodwill was performed in the fourth quarters of 2023 and 2022 in accordance with the policy described in Note 4.

In 2023 and 2022, the Company’s recoverable amount exceeded the carrying value therefore, no impairment was recognized.

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

Discount rates

Discount rates reflect management’s estimates of the specific risks. Management uses a weighted average cost of capital as a discount rate. The discount rates used in the calculation are presented below:

	2023	2022
GEO	9.5%	9.0%
LEO	Midpoint between 15% and 20%	Midpoint between 15% and 20%
U.S. C-band clearing proceeds	N/A	9.0%

Growth rate assumptions

Growth rate assumptions used to extrapolate the cash flows beyond the business planning period are based on commercial experience and the expectations for the development of the markets which they serve. Growth rate assumptions were built into the GEO and LEO calculations.

Some of the more sensitive assumptions used in the quantitative analysis, including the underlying business plans, discount rates, and the growth rate assumptions, could have yielded different estimates of the recoverable amount. Actual operating results and the related cash flows of the Company could differ from the estimated operating results and related cash flows used in the impairment analysis, and had different estimates been used, it could have resulted in a different fair value.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. TRADE AND OTHER PAYABLES

As at December 31,	2023	2022
Trade payables	$4,570	$1,976
Other payables and accrued liabilities(a)	39,056	41,579
Trade and other payables	$43,626	$43,555

____________

(a)      Other payables and accrued liabilities included payables that are not trade in nature as well as various operating and capital accruals.

20. OTHER CURRENT FINANCIAL LIABILITIES

As at December 31,	2023	2022
Security deposits	$623	$632
Satellite performance incentive payments	4,522	6,567
Interest payable(a)	21,719	38,536
Other	2,197	2,662
Other current financial liabilities	$29,061	$48,397

____________

(a)      Interest payable included interest payable on indebtedness and satellite performance incentive payments.

21. OTHER CURRENT LIABILITIES

As at December 31,	2023	2022
Deferred revenue (Note 23)	$55,111	$66,828
Decommissioning liabilities (Note 23)	231	975
Uncertain tax positions	1,315	1,315
Lease liabilities	2,217	2,120
Other	4,245	4,730
Other current liabilities	$63,119	$75,968

22. OTHER LONG-TERM FINANCIAL LIABILITIES

As at December 31,	2023	2022
Security deposits	$1,189	$1,106
Satellite performance incentive payments	13,749	18,557
Other long-term financial liabilities	$14,938	$19,663

23. OTHER LONG-TERM LIABILITIES

As at December 31,	2023	2022
Deferred revenue(b)	$224,329	$259,579
Accrued benefit liabilities (Note 32)	32,352	32,862
Uncertain tax positions	175	175
Decommissioning liabilities(a)	2,463	2,453
Lease liabilities(c)	31,122	31,986
Other long-term liabilities	$290,441	$327,055

____________

(a)      The current and long-term decommissioning liabilities on property and equipment were $2.7 million (December 31, 2022 — $3.4 million). The decommissioning liabilities are for the restoration of leased buildings and teleports. During the years ended December 31, 2023 and 2022 there was $Nil interest expense recorded. During the year ended December 31, 2023 there were $0.9 million decommissioning liabilities derecognized (December 31, 2022 — $Nil). It is expected that the decommissioning liabilities will mature between 2024 and 2062.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

23. OTHER LONG-TERM LIABILITIES (cont.)

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

The Company expects the backlog as at December 31, 2023 to be recognized as follows (in millions of Canadian dollars):

2024	2025	2026	2027	2028	Thereafter	Total
$454	$277	$202	$131	$68	$216	$1,348

(c)      The expected undiscounted contractual cash flows of the lease liabilities as at December 31, 2023 were as follows:
2024	2025	2026	2027	2028	Thereafter	Total
$3,785	$3,710	$3,067	$2,886	$2,917	$30,841	$47,206

The undiscounted contractual cash flows included $13.4 million of interest payments.

24. INDEBTEDNESS

As at December 31,	2023	2022
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (December 31, 2023 – US$1,421,767 and December 31, 2022 – US$1,552,815)	1,882,846	2,104,685
Senior Unsecured Notes (December 31, 2023 – US$295,000 and December 31, 2022 – US$390,000)	390,669	528,606
2026 Senior Secured Notes (December 31, 2023 – US$399,040 and December 31, 2022 – US$500,000)	528,449	677,700
Senior Secured Notes (December 31, 2023 – US$299,995 and December 31, 2022 – US$400,000)	397,283	542,160
	3,199,247	3,853,151
Deferred financing costs, prepayment options and loss on repayment	(2,228)	(3,070)
	3,197,019	3,850,081
Less: current indebtedness	—	—
Long-term indebtedness	$3,197,019	$3,850,081

Term Loan B — U.S. Facility and Revolving Credit Facility

On December 6, 2019, Telesat Canada entered into a new amended and restated Credit Agreement (“2019 Amendment”) with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities (“Senior Secured Credit Facilities”). The Senior Secured Credit Facilities, have two tranches which are described below:

(i)     A Revolving Credit Facility (“Revolving Facility”) of up to $200.0 million U.S. dollars (or Canadian dollar equivalent) is available to Telesat Canada maturing in December 2024. This Revolving Facility is available to be drawn at any time in U.S. funds or Canadian dollar equivalent funds. Loans under the Revolving Facility bore interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin ranging from 0.75% to 1.25% is applied to the Prime Rate and ABR as these interest rates are defined in the Senior Secured Credit Facilities. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin ranging from 1.75% to 2.25% is applied to

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

either the BA interest rate or LIBOR. The rates on the Revolving Facility vary depending upon the results of the first lien leverage ratio. The Revolving Facility has an unused commitment fee that ranges from 25.0 to 37.5 basis points per annum, depending upon the result of the total leverage ratio.

On May 9, 2023, Telesat Canada entered into a seventh amendment to the Credit Agreement. The seventh amendment amends the Credit Agreement to replace LIBOR-based benchmark rates with Secured Overnight Financing Rate (“SOFR”)-based benchmark rates and to make certain other conforming changes. Following the seventh amendment, loans under the Revolving Facility will bear interest, at Telesat Canada’s option, at either (x) in the case of loans denominated in Canadian Dollars, (i) a floating rate based on the Canadian prime rate, plus an applicable margin ranging from 0.75% to 1.25% or (ii) a floating rate based on the Canadian BA rate, plus an applicable margin ranging from 1.75% to 2.25%, or (y) in the case of loans denominated in US dollars, (i) a floating rate based on the base rate, plus an applicable margin ranging from 0.75% to 1.25% or (ii) a floating rate based on SOFR, plus an applicable margin ranging from 1.75% to 2.25%. As at December 31, 2023, other than $0.2 million (December 31, 2022 — $0.2 million) in drawings related to letters of credit, there were no borrowings under this facility.

(ii)    The U.S. TLB Facility is a US$1,908.5 million facility maturing in December 2026 (“U.S. TLB Facility”). The borrowings under the U.S. TLB Facility bore interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat Canada in accordance with the terms of the Senior Secured Credit Facilities, plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%. The mandatory principal repayment is equal to 0.25% of the original aggregate principal amount, payable on the last day of each quarter, commencing on March 31, 2020. As a result of the prepayment made in December 2020, mandatory quarterly principal repayments are no longer be required.

On May 9, 2023, Telesat Canada entered into a seventh amendment to the Credit Agreement. The seventh amendment amends the Credit Agreement to replace LIBOR-based benchmark rates with SOFR-based benchmark rates and to make certain other conforming changes. Following the seventh amendment, loans under the Term Loan B Facility bear interest, at Telesat Canada’s option, at either (i) a floating rate based on the base rate, plus an applicable margin of 1.75% or (ii) a floating rate based on SOFR, plus an applicable margin of 2.75%. In addition, loans benchmarked against SOFR will be subject to a credit spread adjustment of 0.11448% for a one-month interest period, 0.26161% for a three-month interest period and 0.42826% for a six-month interest period.

Debt issue costs of $16.0 million were incurred in connection with the 2019 Amendment, inclusive of $1.3 million relating to the revolving credit facility. As at December 31, 2023, the debt costs had a carrying value of $6.1 million (December 31, 2022 — $8.6 million). The Senior Secured Credit Facilities are secured by substantially all of Telesat Canada’s assets, excluding those in the unrestricted subsidiaries. All obligations under the Credit Agreement are guaranteed by Telesat Canada and certain existing subsidiaries (“Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Credit Agreement contains total leverage ratio covenants that restrict, with certain exceptions, the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. If the Revolving Credit Facility is drawn by more than 35% of the Credit Facility amount, the Credit Agreement requires Telesat Canada to comply with a first lien net leverage ratio of 5.75:1.00, tested quarterly, and failure to comply will result in an event of default. As at December 31, 2023, the total leverage ratio was 5.32:1.00, which is more than the maximum test ratio of 4.50:1.00 (December 31, 2022 — 6.17:1.00).

In December 2020, the Company made a US$341.4 million prepayment on the Term Loan B — U.S. Facility. The prepayment was applied to all mandatory future quarterly principal repayments, with the remaining balance of the prepayment being applied towards the principal amount outstanding on maturity. The prepayment resulted in the

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

recognition of a loss of $2.3 million, which was recorded against interest and other income and indebtedness. The loss recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method and had a carrying value of $1.1 million as at December 31, 2023 (December 31, 2022 — $1.6 million).

During the year ended December 31, 2023, Telesat Canada repurchased a portion of Term Loan B — U.S. Facility with a principal amount of $177.6 million (US$131.0 million) in exchange for $133.8 million (US$98.8 million). The repurchase resulted in a write-off of the related debt issue costs and loss on repayment in the amount of $0.5 million (US$0.4 million), and a gain on repurchase of debt of $43.8 million (US$32.3 million).

The weighted average effective interest rate for the year ended December 31, 2023 was 8.08% (December 31, 2022 — 4.64%).

Senior Unsecured Notes

On October 11, 2019, Telesat Canada issued, through a private placement, US$550 million of Senior Unsecured Notes which mature in October 2027. The Senior Unsecured Notes bear interest at an annual rate of 6.5% with interest payments payable in April and October, annually, which commenced in April 2020. Debt issue costs of $7.4 million were incurred in connection with the issuance of the Senior Unsecured Notes and had a carrying value of $2.5 million as at December 31, 2023 (December 31, 2022 — $3.7 million).

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

The indenture agreement for the Senior Unsecured Notes contained provisions for certain prepayment options which were fair valued at the time of debt issuance. The initial fair value impact, as at October 11, 2019, of the prepayment option related to the Senior Unsecured Notes was a $17.8 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $6.0 million as at December 31, 2023 (December 31, 2022 — $8.8 million).

During the year ended December 31, 2023, Telesat Canada repurchased Senior Unsecured Notes with a principal amount of $128.9 million (US$95.0 million) in exchange for $53.7 million (US$39.5 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $0.8 million (US$0.6 million), and a gain on repurchase of debt of $75.3 million (US$55.5 million).

During the year ended December 31, 2022, Telesat Canada repurchased for retirement Senior Unsecured Notes with a principal amount of $202.1 million (US$160.0 million) in exchange for $97.2 million (US$77.0 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $1.9 million (US$1.5 million), and a gain on extinguishment of debt of $106.9 million (US$84.5 million).

The weighted average effective interest rate for the year ended December 31, 2023 was 6.25% (December 31, 2022 — 6.27%).

Senior Secured Notes

On December 6, 2019, Telesat Canada issued, through private placement, US$400 million of Senior Secured Notes, which mature in June 2027. The Senior Secured Notes bear interest at an annual rate of 4.875% with interest payable on June 1 and December 1, annually, which commenced in June 2020. Debt issue costs of $6.6 million were incurred in connection with the issuance of the Senior Secured Notes and had a carrying value of $2.6 million as at December 31, 2023 (December 31, 2022 — $4.2 million).

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
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

The indenture agreement for the Senior Secured Notes contained provisions for certain prepayment options which were fair valued at the time of debt issuance. The initial fair value impact, as at December 6, 2019, of the prepayment option related to the Senior Secured Notes was a $10.6 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $4.1 million as at December 31, 2023 (December 31, 2022 — $6.7 million).

During the year ended December 31, 2023, Telesat Canada repurchased Senior Secured Notes with a principal amount of $133.6 million (US$100.0 million) in exchange for $77.0 million (US$57.6 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $0.5 million (US$0.4 million), and a gain on repurchase of debt of $56.7 million (US$42.4 million).

The weighted average effective interest rate for the year ended December 31, 2023 was 4.75% (December 31, 2022 — 4.76%).

2026 Senior Secured Notes

On April 27, 2021, Telesat Canada, as issuer, and Telesat LLC, as co-issuer, issued US$500 million in aggregate principal amount of 2026 Senior Secured Notes maturing on December 6, 2026. The 2026 Senior Secured Notes bear interest at an annual rate of 5.625% with interest payable on June 1 and December 1, which commenced in December 2021 to holders of record on the immediately preceding May 15 or November 15, as the case may be. Debt issue costs of $6.8 million were incurred in connection with the issuance of the 2026 Senior Secured Notes and had a carrying value of $3.1 million as at December 31, 2023 (December 31, 2022 — $5.0 million).

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

The indenture agreement for the 2026 Senior Secured Notes contained provisions for certain prepayment options which were fair valued at the time of debt issuance. The initial fair value impact, as at April 27, 2021, of the prepayment option related to the 2026 Senior Secured Notes was a $1.9 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $0.9 million as at December 31, 2023 (December 31, 2022–$1.4 million).

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

During the year ended December 31, 2023, Telesat Canada repurchased 2026 Senior Secured Notes with a principal amount of $134.5 million (US$101.0 million) in exchange for $79.6 million (US$59.7 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $0.6 million (US$0.5 million), and a gain on repurchase of debt of $55.0 million (US$41.2 million).

The weighted average effective interest rate for year ended December 31, 2023 and 2022 was 5.79%.

The U.S. TLB Facility, Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes were presented on the balance sheet net of related deferred financing costs. The deferred financing costs are amortized using the effective interest method. The short-term and long-term portions of deferred financing costs, prepayment options and loss on repayment were as follows:

As at December 31,	2023	2022
Short-term deferred financing costs	$—	$—
Long-term deferred financing costs	14,298	21,470
	$14,298	$21,470
Short-term prepayment options	$—	$—
Long-term prepayment options	(10,961)	(16,832)
	$(10,961)	$(16,832)
Short-term loss on repayment	$—	$—
Long-term loss on repayment	(1,109)	(1,568)
	$(1,109)	$(1,568)
Deferred financing costs, prepayment options and loss on repayment	$2,228	$3,070

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

25. SHARE CAPITAL (cont.)

The number of shares and stated value of the outstanding shares were as follows:

	December 31, 2023		December 31, 2022
	Number of shares	Stated value	Number of shares	Stated value
Telesat Public Shares	13,497,501	$44,912	12,692,450	$40,214
Class C Shares	112,841	6,340	112,841	6,340
	13,610,342	$51,252	12,805,291	$46,554

The breakdown of the number of Telesat Public Shares, as at December 31, 2023, was as follows:

Telesat Public shares
Class A Common shares	1,242,656
Class B Variable Voting shares	12,254,845
Total Telesat Public shares	13,497,501

The number of Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at December 31, 2023.

In addition, the Company has one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at December 31, 2023 and 2022.

In September 2021, 600 stock options were exercised in exchange for 600 Non-Voting Participating Preferred shares of Telesat Canada.

In November 2021, dividends were declared and paid on the Director Voting Preferred Shares of Telesat Canada.

During the year ended December 31, 2022, 411,146 RSUs were settled for 210,978 Telesat Public Shares, on a net settlement basis.

During the year ended December 31, 2022, 574,226 Telesat Public Shares were issued in exchange for an equal number of Class B LP Units in the Partnership.

During the year ended December 31, 2023, 532,473 Telesat Public Shares were issued in exchange for an equal number of Class B LP Units in the Partnership.

During the year ended December 31, 2023, 532,122 RSUs were settled for 271,578 Telesat Public Shares, on a net settlement basis.

During the year ended December 31, 2023, 1,000 options were exercised in exchange for an equal number of Telesat Public Shares.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

25. SHARE CAPITAL (cont.)

The number and stated value of the outstanding Limited Partnership units (“LP Units”) of Telesat Partnership LP were as follows:

	December 31, 2023		December 31, 2022
	Number of units	Stated value	Number of units	Stated value
Class A and Class B LP Units	18,321,792	$50,141	18,854,265	$51,598
Class C LP Units	18,098,362	38,893	18,098,362	38,893
	36,420,154	$89,034	36,952,627	$90,491

The breakdown of the number of Class A and Class B LP units, as at December 31, 2023, was as follows:

Class A and Class B LP Units
Class A LP Units	12,500
Class B LP Units	18,309,292
Total Class A and Class B LP Units	18,321,792

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
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

Second tabulation matters mean a resolution to effect:

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
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

26. NON-CONTROLLING INTEREST

Non-controlling interests represent equity interests in the Partnership that are not attributable to the Company. As of December 31, 2023, the Corporation held a general partnership interest representing approximately 27% economic interest in the Partnership (December 31, 2022 — approximately 26%). The remaining 73% economic interest represents exchangeable units held by the limited partnership unit holders (December 31, 2022 — 74%).

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

In connection with the Transaction, a final adjustment amount was required to be made. The adjustment amount is defined within the Transaction agreement and represents any portion of the inducement payment that was unpaid by Loral, combined with the calculated negative net asset value of Loral. During the year ended December 31, 2022, a payment of $20.8 million (US$15.3 million) was made to Red Isle Private Investment Inc. (“Red Isle”) as an adjustment amount, resulting in a reduction in the value of the Class C Partnership Units in the Partnership. Upon consolidation, the reduction in value of the Class C Partnership Units was included in the non-controlling interest.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net income (loss) for the period attributable to shareholders of each class of shares by the weighted average number of shares outstanding during the year.

Diluted earnings per share is calculated to give effect to equity awards.

The following table presents reconciliations of the numerators of the basic and diluted per share computations:

For the years ended December 31,	2023	2022	2021
Net income (loss) attributable to Telesat Corporation Shares	$157,118	$(23,764)	$92,532
Effect of diluted securities	15,486	—	—
Diluted net income (loss) attributable to Telesat Corporation Shares	$172,604	$(23,764)	$92,532

The following table presents reconciliations of the denominators of the basic and diluted per share computations:

	2023	2022	2021
Basic total weighted average number of Telesat Public Shares and Class C Shares (Telesat Canada Common Shares) outstanding	13,417,290	12,311,264	45,168,650
Effect of diluted securities
Stock options	51,617	—	422,326
RSUs	1,435,113	—	1,029,519
DSUs	91,587	—	—
PSUs	292,614	—	—
Diluted total weighted average number of Telesat Public Shares and Class C Shares (Telesat Canada Common Shares) outstanding	15,288,221	12,311,264	46,620,495

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

28. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million for a period until December 31, 2024 relating to the Telesat Lightspeed constellation.

For the year ended December 31, 2023, the Company recorded $19.5 million relating to the agreement (December 31, 2022 — $8.8 million).

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. GOVERNMENT GRANT (cont.)

Of the amount recorded during 2023, $15.0 million was recorded as a reduction to satellites, property and other equipment and $4.5 million was recorded as a reduction to operating expenses (2022 — $3.5 million was recorded as a reduction in satellites, property and other equipment, $0.1 million as a reduction to prepaid expenses and $5.2 million as a reduction to operating expenses).

29. CAPITAL DISCLOSURES

The Company’s financial strategy is designed to maintain compliance with the financial covenant under its Senior Secured Credit Facilities (Note 24), and to maximize returns to its shareholders and other stakeholders. The Company meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis. The Company’s overall financial strategy remains unchanged from 2022.

The Company defines its capital as Telesat Corporation’s shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves), non-controlling interest and debt financing (comprising indebtedness and excluding deferred financing costs, prepayment options and loss on repayment as defined in Note 24).

The Company’s capital was as follows:

As at December 31,	2023	2022
Shareholders’ equity (excluding reserves)	$585,310	$402,827
Non-controlling interest	$1,737,065	$1,358,716
Debt financing (excluding deferred financing costs, prepayment options and loss on repayment)	$3,199,247	$3,853,151

If the Revolving Facility is drawn by more than 35% of the credit facility amount, the Senior Secured Credit Facilities require the Company to comply with a first lien net leverage ratio test. As at December 31, 2023, the first lien net leverage ratio was 4.65:1.00 (December 31, 2022 — 5.30:1.00), which was less than the maximum test ratio of 5.75:1.00.

The Company’s operating results are tracked against budget on a regular basis, and this analysis is reviewed by senior management.

30. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at December 31, 2023.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at December 31, 2023, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $1,754.6 million (December 31, 2022 — $1,730.0 million).

The following table provides breakdown by maturity of financial assets as at December 31, 2023:

	Carrying amount	Contractual cash flows
		2024	2025	2026	2027	2028	Thereafter
Cash and cash equivalents	$1,669,089	$1,669,089	$—	$—	$—	$—	$—
Trade and other receivables, excluding deferred receivables	74,942	74,942	—	—	—	—	—
Deferred receivables	8,982	3,347	1,308	1,411	664	549	1,703
Other financial assets	1,629	631	—	—	—	—	998
	$1,754,642	$1,748,009	$1,308	$1,411	$664	$549	$2,701

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
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

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at December 31, 2023, North American and International customers made up 49% and 51% of the outstanding trade receivable balance, respectively (December 31, 2022 — 48% and 52%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at December 31, 2023 was $6.5 million (December 31, 2022 — $4.9 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness, cash and short-term investments. As at December 31, 2023 and 2022, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,199.2 million and $3,853.2 million, respectively, before netting of deferred financing costs, prepayment options and loss on repayment.

As at December 31, 2023, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have decreased (increased) net income (loss) by $146.4 million (December 31, 2022 — $172.1 million) and increased (decreased) other comprehensive income (loss) by $68.6 million (December 31, 2022 — $57.5 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

In October 2017, the Company entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on US$1,800.0 million of the U.S. denominated Term Loan B at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As the final interest rate swap matured in 2022, there were no outstanding interest rate swaps as at December 31, 2023 or 2022.

If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income (loss) of $5.1 million for the year ended December 31, 2023 (December 31, 2022 — $4.3 million).

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. FINANCIAL INSTRUMENTS (cont.)

The contractual maturities of financial liabilities as at December 31, 2023 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	2024	2025	2026	2027	2028	Thereafter
Trade and other payables	$43,626	$43,626	$43,626	$—	$—	$—	$—	$—
Customer and other deposits	1,620	1,620	623	634	50	—	163	150
Satellite performance incentive payments	18,367	22,457	5,549	3,255	3,316	2,533	2,422	5,382
Other financial liabilities	2,389	2,389	2,389	—	—	—	—	—
Indebtedness(1)	3,220,870	3,943,253	249,822	234,839	2,635,564	823,028	—	—
	$3,286,872	$4,013,345	$302,009	$238,728	$2,638,930	$825,561	$2,585	$5,532

____________

(1)      Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$96	$4,186
Indebtedness	$21,623	$744,006

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at December 31, 2023	Amortized cost	Fair value	Fair value hierarchy
Cash and cash equivalents	$1,669,089	$1,669,089	Level 1
Trade and other receivables	78,289	78,289	(1)
Other current financial assets	631	631	Level 1
Other long-term financial assets	6,633	6,633	Level 1
Trade and other payables	(43,626)	(43,626)	(1)
Other current financial liabilities	(29,061)	(29,300)	Level 2
Other long-term financial liabilities	(14,938)	(14,388)	Level 2
Indebtedness(2)	(3,199,247)	(1,950,811)	Level 2
	$(1,532,230)	$(283,483)
As at December 31, 2022	Amortized cost	Fair value	Fair value hierarchy
Cash and cash equivalents	$1,677,792	$1,677,792	Level 1
Trade and other receivables	41,248	41,248	(1)
Other current financial assets	515	515	Level 1
Other long-term financial assets	10,476	10,476	Level 1
Trade and other payables	(43,555)	(43,555)	(1)
Other current financial liabilities	(48,397)	(49,500)	Level 2
Other long-term financial liabilities	(19,663)	(19,164)	Level 2
Indebtedness(2)	(3,853,151)	(1,684,897)	Level 2
	$(2,234,735)	$(67,085)

____________

(1)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

(2)      Indebtedness excludes deferred financing costs, prepayment options and loss on prepayment.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
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

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at December 31, 2023, cash and cash equivalents included $245.2 million (December 31, 2022 — $8.5 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at December 31, 2023 and 2022, the discount rate used was 7.4% and 6.6%, respectively.

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at December 31	2023	2022
U.S. TLB Facility	63.75%	45.63%
Senior Unsecured Notes	47.31%	29.90%
Senior Secured Notes	59.42%	45.71%
2026 Senior Secured Notes	62.38%	47.02%

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
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

The discount rates used to discount cash flows as at December 31, 2023 ranged from 4.06% to 5.59% (December 31, 2022 — 4.00% to 5.16%).

31. SHARE-BASED COMPENSATION PLANS

The share-based compensation expense included in the consolidated statements of income (loss) was as follows:

For the years ended December 31,	2023	2022	2021
Operating expenses	$33,015	$67,428	$73,723

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

The purpose of the Historic Plan was to promote the interests of Telesat and its shareholders by providing certain key employees of Telesat and its affiliates with an appropriate incentive to encourage them to continue in the employ of, or engagement with, Telesat or an affiliate and to improve Telesat’s growth and profitability.

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

Under the stock incentive plans, two different types of stock options could be granted: time-vesting options and performance-vesting options. The time-vesting options generally become vested and exercisable over a five-year period by 20% annual increments. The performance-vesting options become vested and exercisable over a five-year period, provided that the Company has achieved or exceeded an annual or cumulative target consolidated EBITDA established by the Board of Directors. The exercise period of the stock options expires 10 years from the grant date. The exercise price of each share underlying the options was the higher of a fixed price, established by the Board of Directors on the grant date, and the fair market value of a Non-Voting Participating Preferred Share on the grant date. Both plans authorized the Board of Directors to grant tandem SARs, at their discretion.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
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

On November 19, 2021, Telesat Corporation adopted an omnibus long-term incentive plan (“Omnibus Plan”). The Omnibus Plan allows for a variety of equity-based awards including stock options, RSUs, PSUs and DSUs. The stock options, RSUs, PSUs and DSUs are collectively referred to as “Award”. Each Award will represent the right to receive Public Shares or, in the case of PSUs, RSUs or DSUs, Public Shares or cash, in accordance with the terms of the Omnibus Plan.

The maximum number of Public Shares reserved for issuance under the Omnibus Plan is 2,972,816.

Historic Plan

The change in number of stock options outstanding and their weighted average exercise price for the Historic Plan were summarized below:

	Telesat Corporation time vesting options
	Number of options	Weighted average exercise price
Outstanding at December 31, 2021 and January 1, 2022	900,789	$48.77
Forfeited	(107,122)
Outstanding at December 31, 2022	793,667	$50.30
Exercised	(1,000)
Expired	(579,459)
Forfeited	(13,574)
Outstanding at December 31, 2023	199,634	$38.76

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. SHARE-BASED COMPENSATION PLANS (cont.)

The quantity of stock options that are exercisable and the weighted average remaining life were as follows:

As at December 31,	2023	2022
Telesat Corporation time vesting options	195,295	782,229
Weighted average remaining life	1 year	1 year

The weighted average assumptions used to determine the share-based compensation expense for stock options using the Black-Scholes option pricing model were as follows:

As at December 31,	2021
Dividend yield	—%
Expected volatility	35.0%
Risk-free interest rate	1.85%
Expected life (years)	10

The expected volatility is based on the historical volatility of comparable publicly listed entities.

There were no stock options granted under the Historic Plan during 2022 or 2023.

The movement in the number of RSUs under the Historic Plan were as follows:

	RSUs with time criteria	RSUs with time and performance criteria
Outstanding, December 31, 2021 and January 1, 2022	1,363,501	124,080
Settled	(390,163)	—
Outstanding, December 31, 2022 and January 1, 2023	973,338	124,080
Forfeited	(47,564)	—
Settled	(408,086)	—
Outstanding, December 31, 2023	517,688	124,080

As at December 31, 2023, there were 103,400 RSUs (December 31, 2022 — 82,720) that were vested but not settled.

Omnibus Plan

The change in number of stock options outstanding and their weighted average exercise price for the Omnibus Plan were summarized below:

	Telesat Corporation time vesting options
	Number of options	Weighted average exercise price
Outstanding at December 31, 2021 and January 1, 2022	—
Granted	285,149
Outstanding at December 31, 2022 and January 1, 2023	285,149	$16.64
Forfeited	(32,403)
Granted	550,519
Outstanding at December 31, 2023	803,265	$13.38

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. SHARE-BASED COMPENSATION PLANS (cont.)

There are no stock options exercisable as of December 31, 2023. The weighted average remaining life is 9 years.

The weighted average assumptions used to determine the share-based compensation expense for stock options using the Black-Scholes option pricing model were as follows:

	2023	2022
Dividend yield	—%	—%
Expected volatility	50.0%	50.0%
Risk-free interest rate	3.75%	2.85%
Expected life (years)	10	10

The expected volatility is based on the historical volatility of comparable publicly listed entities.

The movement in the number of RSUs, PSUs and DSUs under the Omnibus Plan was as follows:

	RSUs with time criteria	PSUs with time and performance criteria	DSUs
Outstanding, December 31, 2021 and January 1, 2022	—	—	—
Granted	382,364	140,583	46,576
Settled	(20,983)	—	—
Forfeited	(10,310)	—	—
Outstanding, December 31, 2022 and January 1, 2023	351,071	140,583	46,576
Granted	577,536	281,683	78,040
Settled	(124,036)	—	—
Forfeited	(19,846)	(47,129)	—
Outstanding, December 31, 2023	784,725	375,137	124,616

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

Effective January 1, 2024, the Pension Plan for Employees of Telesat Canada and the Pension Plan for Designated Employees of Telesat Canada were merged into one plan, the Pension Plan for Employees of Telesat Canada, subject to final regulatory filings and approvals. The combined plan is closed entirely to new members with respect to the defined benefit provisions. The merged plan offers a defined contribution pension to certain pre-existing and all new employees of Telesat Canada and Telesat LEO Inc.

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
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

For Canadian Pension Plans, the pension expense for 2023 was determined based on membership data as at December 31, 2021. The accrued benefit obligation as at December 31, 2023 was determined based on the membership data as at December 31, 2022, and extrapolated one year based on December 31, 2023 assumptions. For US Pension Plans, the pension expense for 2023 was determined based on membership data as at December 31, 2022. The accrued benefit obligation as at December 31, 2023 was determined based on the membership data as at December 31, 2022, and extrapolated one year based on December 31, 2023 assumptions.

For Canadian Post-employment Benefit Plans, the expense for 2023 was based on membership and eligibility data as at September 30, 2021 and the accrued benefit obligations as at December 31, 2023 was based on membership data as at September 30, 2021. The accrued benefit obligation for US Post-employment Benefit Plans as at December 31, 2023, related to certain retired Loral employees, was determined based on membership data as at December 31, 2022. For other US Post-employment Benefit Plans, the accrued benefit obligation as at December 31, 2023 was determined based on membership data as at December 31, 2022 and extrapolated, based on December 31, 2023 assumptions.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

The most recent valuation of the pension plans for funding purposes was as of December 31, 2022. Valuations will be performed for the pension plans as of December 31, 2023.

The expenses included on the consolidated statements of income (loss) and the consolidated statements of comprehensive income (loss) were as follows:

For the year ended December 31, 2023	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$4,524	$684	$5,208	$466	$—	$466
Interest expense (income)	$(2,294)	$567	$(1,727)	$927	$193	$1,120
Consolidated statements of comprehensive income (loss)
Actuarial (gains) losses on employee benefit plans	$4,753	$(1,224)	$3,529	$1,364	$157	$1,521
For the year ended December 31, 2022	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$6,337	$540	$6,877	$710	$—	$710
Interest expense	$(799)	$533	$(266)	$731	$123	$854
Consolidated statements of comprehensive income (loss)
Actuarial (gains) losses on employee benefit plans	$(19,560)	$(7,348)	$(26,908)	$(5,346)	$(1,028)	$(6,374)
For the year ended December 31, 2021	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$7,893	$74	$7,967	$166	$—	$166
Interest expense	$743	$53	$796	$552	$92	$644
Consolidated statements of comprehensive income (loss)
Actuarial (gains) losses on employee benefit plans	$(55,582)	$(798)	$(56,380)	$987	$(29)	$958

The Company made contributions of $3.1 million for various defined contribution arrangements during the year ended December 31, 2023 (December 31, 2022 — $2.6 million).

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

The balance sheet obligations, distributed between pension and other post-employment benefits were as follows:

As at December 31,	2023	2022
Included in other long-term liabilities
Pension benefits	$8,633	$11,117
Other post-employment benefits	23,719	21,745
Accrued benefit liabilities (Note 23)	$32,352	$32,862
Included in other long-term assets
Pension benefits (Note 15)	$40,624	$47,312

The amounts recognized in the balance sheets and the funded statuses of the benefit plans were as follows:

	Pension Plans			Other Post-employment Benefit Plans
As at December 31, 2023	Canadian	US	Total	Canadian	US	Total
Present value of funded obligations	$306,251	$58,546	$364,797	$—	$—	$—
Fair value of plan assets	(348,170)	(49,913)	(398,083)	—	—	—
	(41,919)	8,633	(33,286)	—	—	—
Present value of unfunded obligations	1,295	—	1,295	19,999	3,720	23,719
(Pension benefits) accrued benefit liabilities	$(40,624)	$8,633	$(31,991)	$19,999	$3,720	$23,719
	Pension Plans			Other Post-employment Benefit Plans
As at December 31, 2022	Canadian	US	Total	Canadian	US	Total
Present value of funded obligations	$275,581	$58,835	$334,416	$—	$—	$—
Fair value of plan assets	(324,069)	(47,718)	(371,787)	—	—	—
	(48,488)	11,117	(37,371)	—	—	—
Present value of unfunded obligations	1,176	—	1,176	17,888	3,857	21,745
(Pension benefits) accrued benefit liabilities	$(47,312)	$11,117	$(36,195)	$17,888	$3,857	$21,745

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

The changes in the benefit obligations and in the fair value of plan assets were as follows:

	Pension Plans			Other Post-employment Benefit Plans
As at December 31, 2023	Canadian	US	Total	Canadian	US	Total
Change in benefits obligations
Benefit obligation, January 1, 2023	$276,757	$58,835	$335,592	$17,888	$3,857	$21,745
Current service cost	4,013	684	4,697	466	—	466
Interest expense	14,172	3,010	17,182	927	193	1,120
Remeasurements
Actuarial gains arising from plan experience	6,341	(353)	5,988	—	122	122
Actuarial gains from change in demographic assumptions	—	—	—	—	—	—
Actuarial gains from changes in financial assumptions	18,911	1,182	20,093	1,364	35	1,399
Benefits paid	(13,768)	(3,457)	(17,225)	(646)	(403)	(1,049)
Contributions by plan participants	928	—	928	—	—	—
Foreign exchange & other	192	(1,355)	(1,163)	—	(84)	(84)
Benefit obligation, December 31, 2023	307,546	58,546	366,092	19,999	3,720	23,719
Change in fair value of plan assets
Fair value of plan assets, January 1, 2023	(324,069)	(47,718)	(371,787)	—	—	—
Contributions by plan participants	(928)	—	(928)	—	—	—
Contributions by employer (net of transfer to other plans)	(487)	(2,275)	(2,762)	(646)	(403)	(1,049)
Interest income	(16,466)	(2,443)	(18,909)	—	—	—
Benefits paid	13,768	3,457	17,225	646	403	1,049
Remeasurements
Return on plan assets, excluding interest income	(20,499)	(2,053)	(22,552)	—	—	—
Administrative costs	511	—	511	—	—	—
Foreign exchange & other	—	1,119	1,119	—	—	—
Fair value of plan assets, December 31, 2023	(348,170)	(49,913)	(398,083)	—	—	—
(Pension benefits) accrued benefit liabilities, December 31, 2023	$(40,624)	$8,633	$(31,991)	$19,999	$3,720	$23,719

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
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

For the Canadian Pension Plans, the weighted average duration of the defined benefit obligation and weighted average duration of the current service cost as at December 31, 2023 are 12 years and 19 years, respectively. For the Canadian Other Post-employment Benefit Plans, the weighted average duration of the defined benefit obligation and weighted average duration of the current service cost as at December 31, 2023 are 12 years and 21 years, respectively. For the US Pension Plans, the weighted average duration of the defined benefit obligation as at December 31, 2023 is 10 years.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

The estimated future benefit payments for the defined benefit pension plans and other post-employment benefit plans until 2033 are as follows:

	Pension Plans	Other Post- employment Benefit Plans
2024	$18,207	$1,177
2025	$19,284	$1,310
2026	$20,244	$1,333
2027	$20,985	$1,418
2028	$21,615	$1,473
2029 to 2033	$113,881	$7,669

Benefit payments include obligations to 2033 only as obligations beyond this date are not quantifiable.

The fair value of the plan assets were allocated as follows between the various types of investments:

Canadian Pension Plans

As at December 31,	2023	2022
Equity securities
Canada	22.0%	22.5%
United States	13.8%	13.7%
International (other than United States)	13.6%	15.5%
Emerging markets	4.7%	5.0%
Fixed income instruments
Canada	43.8%	40.6%
Cash and cash equivalents	2.1%	2.7%

US Pension Plans

As at December 31,	2023	2022
Equity securities
United States	25.9%	24.2%
Canada	1.0%	—
International	18.7%	20.6%
Fixed income instruments
United States	27.4%	32.2%
Canada	0.1%	0.5%
International	5.2%	7.1%
Other investments
United States	14.2%	10.5%
Canada	0.4%	—
International	7.1%	4.9%

Plan assets are valued at the measurement date of December 31 each year.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

The following are the significant assumptions adopted in measuring the Company’s pension and other benefit obligations:

Pension plans

	Canadian		US
As at December 31,	2023	2022	2023	2022
Actuarial benefit obligation
Discount rate	5.15%	3.20%	5.10%	5.30%
Benefit costs for the year ended
Discount rate	5.20%	3.40%	5.30%	2.85%
Future salary growth	2.50%	2.50%	N/A	N/A

Other Post-employment Benefit Plans

	Canadian		US
As at December 31,	2023	2022	2023	2022
Benefit costs for the year ended
Discount rate	5.20%	3.40%	5.30%	2.50% to 2.85%
Health care cost trend rate	4.04% to 6.04%	4.04% to 6.04%	N/A	N/A
Other medical trend rates	4.00% to 5.11%	4.00% to 5.11%	N/A	N/A

For certain Canadian Post-retirement Plans the above trend rates are applicable for 2023 to 2026 which will decrease linearly to 4.75% in 2029 and grading down to an ultimate rate of 3.57% per annum in 2040 and thereafter.

Sensitivity of assumptions

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes how the impact on the defined benefit obligation as at December 31, 2023 and 2022 would have increased or decreased as a result of the change in the respective assumptions by one percent.

Pension plans

	Canadian		US
As at December 31, 2023	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(35,279)	$40,962	$(5,472)	$6,504
Future salary growth	$3,676	$(5,305)	N/A	N/A
	Canadian		US
As at December 31, 2022	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(30,894)	$38,220	$(5,577)	$6,641
Future salary growth	$4,875	$(4,024)	N/A	N/A

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

Other Post-employment Benefit Plans

	Canadian		US
As at December 31, 2023	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(2,300)	$2,842	$(241)	$273
Medical and dental trend rates	$476	$(456)	N/A	N/A
	Canadian		US
As at December 31, 2022	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(2,008)	$2,477	$(261)	$296
Medical and dental trend rates	$1,654	$(1,392)	N/A	N/A

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

The Company expects to make contributions of $1.1 million to the Canadian defined benefit plans, $3.6 million to the U.S. defined benefit plans and $1.6 million to the defined contribution plan during the next fiscal year.

33. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at December 31,	2023	2022	2021
Cash	$1,423,902	$1,669,257	$1,368,559
Short-term investments(1)	245,187	8,535	81,034
Cash and cash equivalents	$1,669,089	$1,677,792	$1,449,593

____________

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

For the years ended December 31,	2023	2022	2021
Income taxes paid	$(67,342)	$(98,787)	$(94,290)
Income taxes received	501	644	48
	$(66,841)	$(98,143)	$(94,242)

Interest paid, net of interest received was comprised of the following:

For the years ended December 31,	2023	2022	2021
Interest paid	$(271,925)	$(184,776)	$(158,806)
Interest received	62,664	21,663	4,373
	$(209,261)	$(163,113)	$(154,433)

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

The reconciliation of the liabilities arising from financing activities were as follows:

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2023	$3,850,081	$25,124	$34,106
Cash outflows	(344,014)	(6,385)	(2,171)
Amortization of deferred financing costs, prepayment options and loss on repayment	1,028	—	—
Gain on repurchase of debt	(230,080)	—	—
Non-cash additions	—	—	1,473
Interest paid	—	—	(1,523)
Interest accrued	—	—	1,523
Non-cash disposals	—	—	—
Impact of foreign exchange	(79,996)	(468)	(69)
Balance as at December 31, 2023	$3,197,019	$18,271	$33,339
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2022	$3,792,597	$30,344	$35,678
Cash outflows	(97,234)	(6,667)	(2,498)
Amortization of deferred financing costs, prepayment options and loss on repayment	842	—	—
Gain on repurchase of debt	(106,916)	—	—
Non-cash additions	—	—	376
Interest paid	—	—	(1,611)
Interest accrued	—	—	1,611
Non-cash disposals	—	—	(558)
Impact of foreign exchange	260,792	1,447	1,108
Balance as at December 31, 2022	$3,850,081	$25,124	$34,106
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2021	$3,187,152	$37,574	$29,051
Cash outflows	—	(6,914)	(2,178)
Cash inflows	619,900	—	—
Debt issue costs	(6,834)	—	—
Prepayment option at inception – 2026 Senior Secured Notes	1,896	—	—
Amortization of deferred financing costs, prepayment options and loss on repayment	558	—	—
Non-cash additions	—	—	10,074
Interest paid	—	—	(1,499)
Interest accrued	—	—	1,499
Non-cash disposals	—	—	(939)
Impact of foreign exchange	(10,075)	(316)	(330)
Balance as at December 31, 2021	$3,792,597	$30,344	$35,678

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

The net change in operating assets and liabilities was comprised of the following:

For the years ended December 31,	2023	2022	2021
Trade and other receivables	$(24,431)	$2,298	$(55,426)
Financial assets	3,437	4,946	3,206
Other assets	(7,322)	(6,395)	(21,017)
Trade and other payables	(4,085)	(7,068)	14,071
Financial liabilities	(639)	(2,028)	4,210
Other liabilities	(6,172)	1,503	(3,669)
	$(39,212)	$(6,744)	$(58,625)

Non-cash investing activities were comprised of:

For the years ended December 31,	2023	2022	2021
Satellite, property and other equipment	$(5,921)	$3,187	$10,406
Intangible assets	$3,204	$—	$—
C-band clearing proceeds	$—	$—	$(64,289)

34. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at December 31, 2023:

	2024	2025	2026	2027	2028	Thereafter	Total
Property leases	$1,110	$1,120	$1,119	$980	$966	$10,226	$15,521
Capital commitments	76,938	55,091	5,297	5,959	—	—	143,285
Other operating commitments	31,486	14,076	9,379	8,346	18,749	68,021	150,057
	$109,534	$70,287	$15,795	$15,285	$19,715	$78,247	$308,863

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2024 to 2039.

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the development of the Telesat Lightspeed constellation and other capital expenditures. The total outstanding commitments as at December 31, 2023 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at December 31, 2023, customer prepayments of $279.4 million (December 31, 2022 — $326.4 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
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

Telesat previously received assessments from Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2003 to 2018. The total disputed amount for the period 2003 to 2018, including interest and penalties, is now $111.7 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. The Company has challenged the assessments. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

In Canada, the tax authorities previously reassessed $13.1 million relating to transfer pricing issues for the years 2009 to 2014. All disputes relate to Canadian tax authorities’ repricing of certain transactions between Telesat and its subsidiaries. The Company had challenged the reassessments and paid 50% of the outstanding amounts in order to formally object. In late 2023, the Minister of National Revenue rendered a decision in Telesat’s favor and reversed the taxes previously assessed. In March 2024, we received a refund of the taxes paid with interest.

The Canadian tax authorities have reassessed the Company for $11.6 million relating to its Scientific Research and Experimental Development claims for the years 2016 and 2017. The Company has challenged the reassessments and paid 50% of the outstanding amounts in order to formally object. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

Other than the legal proceedings disclosed above, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

35. SUBSIDIARIES

The list of significant companies included in the scope of consolidation as at December 31, 2023 and 2022 was as follows:

Company	Country	Method of Consolidation	% voting rights(1)
Infosat Communications LP	Canada	Fully consolidated	100
Telesat Spectrum General Partnership	Canada	Fully consolidated	100
Telesat LEO Holdings Inc.	Canada	Fully consolidated	100
Telesat Technology Corporation	Canada	Fully consolidated	100
Telesat Spectrum Corporation	Canada	Fully consolidated	100
Telesat Spectrum Holdings Corporation	Canada	Fully consolidated	100
Skynet Satellite Corporation	United States	Fully consolidated	100
Telesat Network Services, Inc.	United States	Fully consolidated	100
The SpaceConnection Inc.	United States	Fully consolidated	100
Telesat Satellite LP	United States	Fully consolidated	100
Telesat LEO Inc.	United States	Fully consolidated	100
Telesat U.S. Services, LLC	United States	Fully consolidated	100
Infosat Able Holdings, Inc.	United States	Fully consolidated	100
Telesat Brasil Capacidade de Satélites Ltda.	Brazil	Fully consolidated	100
Telesat (IOM) Limited	Isle of Man	Fully consolidated	100
Telesat International Limited	United Kingdom	Fully consolidated	100
Loral Skynet Corporation	United States	Fully consolidated	100
Loral Space & Communications Inc.	United States	Fully consolidated	100
Telesat Can ULC	Canada	Fully consolidated	100
Telesat CanHold Corporation	Canada	Fully consolidated	100
Telesat Canada	Canada	Fully consolidated	100
Telesat Partnership LP	Canada	Fully consolidated	100

____________

(1)      Details of the non-controlling interest are described in Note 26.

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

Compensation of executives and Board level directors

For the years ended December 31,	2023	2022	2021
Short-term benefits (including salaries)	$17,014	$16,586	$15,465
Special payments(1)	—	—	597
Post-employment benefits	1,790	2,114	2,514
Share-based payments	31,551	65,314	73,090
	$50,355	$84,014	$91,666

____________

(1)      Balance relates to the special cash distribution effective January 25, 2017.

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

36. RELATED PARTY TRANSACTIONS (cont.)

Key management personnel — stock options

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

During the year ended December 2022, 362,590 of the RSUs were settled, on a net settlement basis, in exchange for 186,847 Public shares of Telesat Corporation.

During the year ended December 31, 2023, 408,086 of the RSUs were settled, on a net settlement basis, in exchange for 206,081 Public shares of Telesat Corporation as well as 47,564 RSUs were forfeited. In addition, 517,616 stock options from the Historic Plan expired.

On November 19, 2021, Telesat Corporation adopted the Omnibus Plan. The Omnibus Plan allows for a variety of equity-based awards including stock options, RSUs, PSUs and DSUs.

The following Awards were issued under the Omnibus Plan:

For the years ended December 31,	2023	2022
DSUs issued to certain members of the Board of Directors	78,040	46,576
RSUs to key management personnel, which vest over a three-year period	464,834	230,048
PSUs to key management personnel, which include both a time and performance condition on vesting	281,683	140,583
Stock options to key management personnel	550,519	285,149

Of the Awards that were issued under the Omnibus Plan, the following Awards have been settled.

For the year ended December 31, 2023	Forfeited	Awards Settled	Public Shares issued
DSUs issued to certain members of the Board of Directors	—	—	—
RSUs to key management personnel, which vest over a three-year period(1)	17,426	77,593	39,672
PSUs to key management personnel, which include both a time and performance condition on vesting	47,129	—	—
Stock options to key management personnel	32,403	—	—

____________

(1)      RSUs were settled on a net settlement basis

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

Telesat Corporation
Notes to the 2023 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

36. RELATED PARTY TRANSACTIONS (cont.)

During the year ended December 31, 2022, $20.8 million (US$15.3 million) was paid to Red Isle in respect of the adjustment amount as per the terms of the Transaction Agreement (Note 26).

Prior to the close of the Transaction, the Company and its subsidiaries entered into the following transactions with Loral.

Sale of goods and services

For the years ended December 31,	2021
Revenue	$105

Purchase of goods and services

For the years ended December 31,	2021
Operating expenses	$5,230

The amounts outstanding were unsecured and were settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the year ended December 31, 2023 were $2.8 million (December 31, 2022 — $5.2 million).