Form 20-F
period 2024-12-31
Telesat Corp
filed 2025-03-27
CIK 1845840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

FORM 20-F

__________________________

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

None
(Title of Class)

__________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At December 31, 2024, 14,080,010 Class A Common Shares and Class B Variable Voting Shares, 112,841 Class C Shares, 3 Special Voting Shares, and 1 Golden Share were issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

EXPLANATORY NOTE

Unless otherwise stated, references to “Telesat,” the “Company,” “we,” “us” or “our” in this Annual Report on Form 20-F (“Annual Report”) refers to Telesat Canada and its subsidiaries before the closing of the transaction pursuant to the Transaction Agreement and Plan of Merger, dated as of November 23, 2020, by and among Telesat Canada, Telesat Corporation, Telesat Partnership LP, Telesat CanHold Corporation (“Telesat CanHoldco”), Lion Combination Sub Corporation, Loral Space & Communications Inc. (“Loral”), Public Sector Pension Investment Board and Red Isle Private Investments Inc. (“Transaction”), and to Telesat Corporation and its subsidiaries (including Telesat Canada) after the closing of the Transaction.

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

PRESENTATION OF FINANCIAL INFORMATION

Unless we indicate otherwise, financial information in this Annual Report has been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). IFRS Accounting Standards differs in some respects from United States generally accepted accounting principles, (“U.S. GAAP”), and thus our financial statements may not be comparable to the financial statements of United States companies.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. In addition, Telesat Corporation or its representatives have made or may make forward-looking statements, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”), and press releases or oral statements made with the approval of an authorized executive officer of Telesat Corporation. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties which are described in the section of this Annual Report entitled “Risk Factors.” Risks and uncertainties include but are not limited to (1) risks associated with financial factors, including inflation, tariffs, fluctuations in exchange rates, swings in the global financial markets, increases in interest rates, and access to capital; (2) risks associated with satellite services, including dependence on large customers, launch delays and failures, in-orbit failures, and competition; (3) risks and uncertainties associated with Telesat Lightspeed, including overcoming technological challenges, access to spectrum and markets, governmental restrictions or regulations, supply chain disruptions, raising sufficient capital to design and implement the system, and competition from other low earth orbit systems; (4) regulatory risks, such as the effect of industry and government regulations that affect Telesat Corporation; and (5) other risks, including changes in technology and consumer demand. The foregoing list of important factors is not exclusive. Furthermore, Telesat Corporation operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond Telesat Corporation’s control.

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

Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources.

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

INDUSTRY AND MARKET DATA

This Annual Report includes market data and forecasts with respect to current and projected market sizes for the telecommunications and satellite services sectors. Although we are responsible for all of the disclosure contained in this Annual Report, in some cases we rely on and refer to market data and certain industry forecasts that were obtained from third party surveys, market research, consultant surveys, publicly available information, and industry publications and surveys that we believe to be reliable. Unless otherwise indicated, all market and industry data and other statistical information and forecasts contained in this Annual Report are based on independent industry publications, reports by market research firms or other published independent sources and other externally obtained data that we believe to be reliable.

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

“Credit Agreement” means the credit agreement governing the Senior Secured Credit Facilities.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“GEO” means geostationary or geosynchronous equatorial orbit.

“GoC” means the Government of Canada.

“Golden Share” means the Golden Share without par value in the capital of Telesat Corporation.

“Government of Canada Financing” means the loan agreement entered into between Telesat LEO Inc. (a wholly owned unrestricted subsidiary of Telesat) and a crown corporation 16342451 Canada Inc., a subsidiary of Canada Development Investment Corporation, for senior secured non-revolving delayed draw term loan facilities funded by the Government of Canada in the principal amount of $2,140 million.

“Government of Quebec Financing” means the loan agreement between Telesat LEO Inc. and Investissement Quebec for senior secured non-revolving delayed draw term loan facilities funded by the Government of Quebec in the principal amount of $400 million.

“GSO” means geostationary orbit.

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

“Indentures” means the indentures governing the Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes.

“Investor Rights Agreements” means, together, the two separate investor rights agreements entered into between Telesat Corporation and each of MHR and PSP Investments on November 23, 2020.

“IRS” means the U.S. Internal Revenue Service.

“LEO” means low earth orbit.

“Loral” means Loral Space & Communications Inc.

“NGSO” means non-geostationary orbit.

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

“Senior Secured Credit Facilities” means the two outstanding secured credit facilities comprising a revolving facility which matured in 2024 and Term Loan B maturing in 2026.

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

“Telesat Articles” means the Articles of Amalgamation of Telesat Canada dated January 1, 2017 (Incorporation Number: BC1270976).

“Telesat Canada Debt” means the 2026 Senior Secured Notes, Senior Secured Credit Facilities, Senior Notes and Senior Secured Notes.

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

“Telesat Corporation Shares” means, collectively, the Class A Shares, Class B Variable Voting Shares and Class C Shares of Telesat Corporation.

“Telesat Director Voting Preferred Shares” means the Director Voting Preferred Shares of Telesat Canada as defined in the Telesat Articles.

“Telesat Lightspeed Financing” means the loan agreement entered into between Telesat LEO Inc. (a wholly owned subsidiary of Telesat) and a crown corporation 16342451 Canada Inc., a subsidiary of Canada Development Investment Corporation, for senior secured non-revolving delayed draw term loan facilities funded by the Government of Canada in the principal amount of $2,140 million; and the loan agreement between Telesat LEO Inc. and Investissement Quebec, for senior secured non-revolving delayed draw term loan facilities funded by the Government of Quebec in the principal amount of $400 million.

“Telesat Lightspeed Financing Warrants” means the warrants granted in connection with the Telesat Lightspeed Financing.

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

“TSX” means the Toronto Stock Exchange.

“U.S.” means United States of America.

“USPTO” means United States Patent and Trademark Office.

“Unrestricted Subsidiary” or “Unrestricted Subsidiaries” refer to those unrestricted subsidiaries as it relates to the Telesat Canada Debt and as such term is defined in the Credit Agreement and the Indentures, including Telesat LEO Inc.

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

Summary of Risks

Risks Relating to the Business of Telesat

•        Telesat’s in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs, and/or termination of contracts.

•        Changes in consumer demand for traditional television services and expansion of terrestrial networks have adversely impacted the number of subscribers to direct-to-home (“DTH”) television services in North America, which may continue to adversely impact Telesat’s revenues. Fluctuations in available satellite capacity could also adversely affect Telesat’s results.

•        Significant and intensifying competition in the satellite industry, in particular due to the Starlink constellation, and from other providers of communications capacity is expected to result in a loss of revenues and a decline in profitability of Telesat if it fails to compete effectively.

•        Changes in technology could have a material adverse effect on Telesat’s results.

Risks Relating to Telesat’s Lightspeed Constellation

•        There are numerous risks and uncertainties associated with the Telesat Lightspeed constellation. Failure to develop significant commercial and service operational capabilities in connection with the Lightspeed constellation could prevent it from achieving commercial viability. The Lightspeed constellation may not be successful, Telesat may be unable to comply with the drawdown requirements in respect of the

Telesat Lightspeed Financing, to complete the deployment of the Lightspeed constellation or be unable to raise sufficient capital to fund future expansion of the Lightspeed constellation, any of which could have a material adverse effect on Telesat’s results of operations, business prospects and financial condition.

Risks Relating to Regulatory Matters

•        Telesat’s operations may be limited or precluded by the rules or processes of the International Telecommunication Union (“ITU”). Telesat is required to coordinate its operations with those of other satellite and terrestrial operators.

•        Telesat operates in a highly regulated industry and government regulations may adversely affect its ability to access certain markets, sell its services, increase the price of such services, or otherwise limit its ability to operate or grow its business.

•        Telesat’s Lightspeed operation will depend on the use of spectrum and regulations governing NGSO spectrum, including requirements to share spectrum, which could materially impact the Lightspeed constellation’s system capacity.

•        Telesat’s Lightspeed operation will depend on the use of orbital resources and regulations (some of which are still being developed by national, regional and international bodies) governing the sustainable use of such resources, which could materially impact the Lightspeed constellation’s ability to access certain markets.

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

Risks Relating to Tax Matters

•        The acquisition, ownership and disposition of Telesat Public Shares and Telesat Partnership Units may have adverse U.S. tax consequences for shareholders of Telesat Corporation, including: Telesat Corporation may have been a passive foreign investment company (a “PFIC”) for 2021, 2022, 2023 or 2024 and could be classified as a PFIC in 2025 and subsequent taxable years; Telesat Corporation or Telesat Partnership could be treated as a U.S. corporation or as a surrogate foreign corporation for U.S. federal income tax purposes and Loral could be treated as an expatriated entity; the IRS could recharacterize the receipt of Telesat Partnership Units as a receipt of Telesat Public Shares; and non-U.S. holders of Telesat Partnership Units will generally be subject to U.S. withholding with respect to dividends received by Telesat Partnership from Loral.

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

•        Telesat has certain indemnification and post-Closing obligations to PSP Investments, which in certain circumstances are uncapped and may result in dilution to the other shareholders of Telesat Corporation and holders of Telesat Partnership Units.

Risks Relating to the Business of Telesat Corporation

Telesat’s in-orbit satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.

Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Satellite anomalies include, for example, circuit failures, transponder failures, solar array failures, telemetry subsystem failures, battery cell and other power system failures, satellite control system failures, and propulsion system failures. Some of Telesat Corporation’s satellites have had malfunctions and other anomalies in the past. See “— Some of Telesat Corporation’s satellites have experienced in-orbit anomalies and may in the future experience further anomalies that may affect their performance.” Acts of war, terrorism, magnetic, electrostatic or solar storms, space debris, satellite conjunctions or micrometeoroids could also damage satellites.

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

Anik Satellites:

Telesat has experienced and continues to experience intermittent anomalies with certain amplifiers in the Ka-band and Ku-band payloads on Anik F2. Boeing, the manufacturer, has completed its investigation of these anomalies. The majority of the affected Ka-band units continue to remain in service through modifying operational configurations. The Ku-band traveling-wave-tube amplifiers (“TWTAs”) that were affected as a result of these anomalies have failed. All but two of the failed transponders were replaced using spares and many of the Ku-band TWTAs currently in service have no further spares left to replace them should they fail. Anik F2 has experienced an anomaly with one of its two telemetry transmitters. A software patch for the satellite was developed by Boeing to provide telemetry to support operations in the event of a failure of the second transmitter and was implemented on the satellite in February 2013. While the failure of a single telemetry transmitter does not normally impact satellite operations or the service Telesat provides to its customers, if second telemetry transmitter were to fail and the software patch were to prove ineffective, Telesat would cease receiving important information from the satellite regarding its position in orbit and health and Telesat’s ability to operate the satellite would be adversely affected. Telesat’s Anik F2 satellite has also experienced anomalies on two of the station-keeping thrusters. One of the thrusters has failed while the second continues to be capable of supporting some operations with some constraints. Alternative operational methods were implemented to enable continued operations utilizing the remaining thrusters. The alternative operational methods were less fuel efficient and as a consequence, there was a reduction in the station kept lifetime of the satellite and the satellite commenced inclined orbit operations in December 2022. There is a small Ka-band payload on Anik F3 which experienced an anomaly following launch. Telesat implemented a plan to remedy the effect of this anomaly and the Ka-band payload is currently operational.

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

For all but one of Telesat’s GEO satellites, the current expected end-of-orbital maneuver life date goes beyond the manufacturer’s end-of-service life date. A number of factors will affect the actual commercial service lives of Telesat satellites, including: the amount of propellant used in maintaining the satellite’s orbital location or relocating the satellite to a new orbital location (and, for newly-launched satellites, the amount of propellant used during orbit raising following launch); the durability and quality of their construction; the performance of their components; conditions in space such as solar flares and space debris; operational considerations, including operational failures and other anomalies; and changes in technology which may make all or a portion of its satellite fleet obsolete.

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

Telesat’s current satellite insurance does not protect it against all satellite-related losses that it may experience, and it does not have in-orbit insurance coverage for all of the satellites in its fleet. As of December 31, 2024, the total net book value of Telesat’s nine in-orbit GEO satellites for which Telesat does not have insurance (Nimiq 2, Anik F1R, Anik F2, Anik F3, Anik F4, Telstar 11N, Telstar 14R, Telstar 18 VANTAGE and ViaSat-1) was approximately $96.7 million. Telesat’s insurance does not protect it against business interruption, loss of revenues or delay of revenues. Telesat’s existing launch and in-orbit insurance policies include specified exclusions, deductibles and material change limitations, and future insurance policies are expected to continue to include such features. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, antisatellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting the satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to Telesat’s customers.

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

For the year ended December 31, 2024, Telesat’s top five customers together accounted for approximately 63% of its revenues. As at December 31, 2024, Telesat’s top five backlog customers together accounted for approximately 81% of its backlog. If any of its major customers were to terminate, or choose not to renew, their contracts at the expiration of the existing terms or are able to negotiate concessions, particularly on price, it could have a material adverse effect on results of operations, business prospects and financial condition. Telesat customers could experience a downturn in their business, find themselves in financial difficulties, allege Telesat is in breach of its obligation to them and purport to terminate their contracts, any of which could result in their ceasing or reducing their use of Telesat services, becoming unable or refusing, to pay for services they had contracted to buy. In addition, some of Telesat’s customers’ industries are undergoing significant consolidation, and Telesat customers may be acquired by each other or other companies, including by Telesat competitors. Such acquisitions could adversely affect Telesat’s ability to sell services to such customers and to any end-users whom they serve. Some customers have in the past defaulted, and customers may in the future default, on their obligations to Telesat due to bankruptcy, lack of liquidity, operational failure or other reasons. Such defaults could adversely affect revenues, operating margins and cash flows. If Telesat’s contracted revenue backlog is reduced due to the financial difficulties of, or disputes with, its customers, revenues, operating margins and cash flows would be further negatively impacted.

Telesat’s business is capital intensive and it may not be able to raise adequate capital to finance its business strategies, or it may be able to do so only on terms that significantly restrict its ability to operate its business.

Implementation of Telesat’s business strategy requires a substantial outlay of capital. As it pursues its business strategies and seeks to respond to developments in its business and opportunities and trends in its industry, Telesat’s actual capital expenditures may differ from expected capital expenditures. There can be no assurance that Telesat will be able to satisfy capital requirements in the future. In addition, if one of its satellites fails unexpectedly, there is no assurance of insurance recovery or the timing thereof and Telesat may need to obtain additional financing to replace the satellite. If Telesat determines it needs to obtain additional funds through external financing and is unable to do so, it may be prevented from fully implementing its business strategy.

The availability and cost to Telesat of external financing depends on a number of factors, including its credit rating, financial performance, and general market conditions. Telesat’s ability to obtain financing generally may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the satellite services sector in particular. Declines in Telesat revenues and the challenging business conditions faced by Telesat customers are among the other factors that may adversely affect Telesat’s credit, access to the capital markets and ability to refinance its existing debt. Other factors that could negatively impact Telesat’s credit, access to the capital markets and ability to refinance its existing debt include the amount of debt in its current capital structure and the expected increase in its debt, activities associated with strategic initiatives, the health of its satellites, the success or failure of its planned launches, its expected future cash flows and the capital expenditures required to execute its business strategy. The overall impact on its financial condition of any transaction that it pursues may be negative or may be negatively perceived by the financial markets and rating agencies and may result in adverse rating agency actions with respect to Telesat’s credit rating and access to the capital markets. Long-term disruptions in the capital or credit markets as a result of uncertainty, inflation, rising interest rates or recession, changing or increased regulation or failures of significant financial institutions could adversely affect its access to capital. A credit rating downgrade or deterioration in Telesat’s financial performance or general market conditions could limit its ability to obtain financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available and, in either case, could result in Telesat deferring or reducing capital expenditures, including on new or replacement satellites, or being unable to refinance its debt.

Telesat satellite launches may be delayed, it may suffer launch failures or its satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite which could have a material adverse effect on results of operations, business prospects and financial condition.

Delays in launching satellites and in the deployment of satellites are not uncommon and result from construction delays, the unavailability of reliable launch opportunities with suppliers, delays in obtaining required regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Satellites are also subject to certain risks related to failed launches. Launch vehicles may fail. Launch failures result in significant delays in the deployment of satellites because of the need to construct replacement GEO satellites, which can take up to 30 months or longer, and to obtain another launch vehicle. A delay or perceived delay in launching a satellite, or replacing a satellite, may cause Telesat’s current customers to move to another satellite provider if they determine that the delay may cause an interruption in continuous service. In addition, Telesat’s contracts with customers who purchase or reserve satellite capacity may allow the customers to terminate their contracts in the event of a delay. Any such termination would require Telesat to refund any prepayment it may have received, and would result in a reduction in its contracted backlog and would delay or prevent it from securing the commercial benefits of the new satellite.

Replacing a GEO satellite upon the end of its service life would require Telesat to make significant expenditures and may require it to obtain shareholder approval and Telesat may choose not to, or be unable to, replace some of its satellites upon their end of life.

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

Telesat operates an extensive ground infrastructure including its satellite control centre in Ottawa, its main earth station and back up satellite control facility at Allan Park, Ontario, nine other earth stations throughout Canada, two teleports in the U.S. and one teleport located in Brazil. These ground facilities are used for controlling Telesat’s GEO satellites and/or for the provision of end-to-end services to its customers.

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

Any delays in the design, construction or launch of its satellites or the acquisition of ground technologies to operate its business could have a material adverse effect on Telesat’s results of operations, business prospects and financial condition. There are a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality Telesat requires, including Airbus Defence and Space, Thales Alenia Space, Boeing, Lockheed Martin, Maxar, MDA, MELCO, and Northrop Grumman (formerly Orbital). Telesat also relies on the manufacturers of its satellites to provide support throughout the life of the satellite in the event it should suffer an anomaly. If any of its manufacturers’ businesses fail, it could adversely impact Telesat’s ability to overcome a satellite anomaly and maintain its satellites in service, in whole or in part. There is also a limited number of suppliers able to launch such satellites, including Arianespace, Blue Origin, ISRO, Mitsubishi Heavy Industries, Rocket Lab, SpaceX, and United Launch Alliance. Should any of its manufacturers’ or launch suppliers’ businesses fail, or should there be consolidation in the industry (such as the recently announced potential combination of certain of Airbus Defence and Space and Thales Alenia operations), it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of Telesat’s manufacturers or launch suppliers could also result in the delay of the design, construction or launch of satellites. Certain launch providers may be unavailable to us either because they are unwilling to provide us with services, because they compete with us or for other reasons, or because we are unable to access their services for regulatory reasons, including as a result of government sanctions.

There is also a limited number of suppliers of other technologies and services required for our operations. Many of these suppliers’ businesses have been adversely impacted by a downturn in the number of GEO satellites being deployed as the GEO satellite business has been negatively impacted by a number of factors, including the commercial success of NGSO constellations, the vertical integration of certain NGSO satellite operators, such as SpaceX and Amazon, which build their own satellites in addition to operating their NGSO constellations, as well as the decline in subscribers to Direct to Home (DTH) satellite televisions services. If these businesses were to fail, it could significantly increase our costs.

General economic conditions, trade restrictions, and other disruptions due to geopolitical conditions and global health emergencies may also affect the ability of Telesat’s suppliers to provide services on commercially reasonable terms or to fulfil their obligations in terms of manufacturing schedules, delivery schedules, launch dates, pricing or other items. Even where alternate suppliers for such services are available, Telesat may have difficulty identifying them in a timely manner, it may incur significant additional expense in changing suppliers, and this could result in difficulties or delays in the design, construction or launch of satellites.

Changes in consumer demand for traditional television services and expansion of terrestrial networks have adversely impacted the number of subscribers to DTH television services in North America, which have adversely impacted current and may adversely impact future revenues.

A substantial amount of Telesat’s revenue is earned from customers who use its services to provide DTH television services to the public in North America. For the year ended December 31, 2024, approximately 95% of Telesat’s broadcast revenue was derived from North American DTH television services. For various reasons, the number of DTH subscribers to whom Telesat’s customers provide services has been decreasing. In many regions of the world, including North America, the terrestrial networks with which Telesat competes continue to expand. Terrestrial networks have advantages over traditional DTH services for the delivery of two-way services, such as on-demand video services or “over-the-top” (“OTT”) video distribution (e.g., Netflix). The growth of on-demand and OTT distribution has had a negative impact on the demand for the services of Telesat’s large DTH customers, which has decreased, and is expected to continue to decrease, demand for Telesat’s broadcast satellite capacity. Moreover, two of Telesat’s largest DTH customers also have substantial terrestrial broadcast distribution networks that they are continuing to expand, which has led to certain of their own DTH customers migrating to their terrestrial network. The migration of DTH customers to terrestrial networks, in order to access improved two-way services or for other reasons, is expected to continue to decrease the demand for Telesat’s services, adversely impacting future revenue and financial performance.

Changes or developments with respect to domestic and international customs, tariffs, and trade policies and the corresponding or retaliatory actions by other countries and related uncertainties may adversely affect Telesat’s performance

Significant changes or developments with respect to domestic and international customs, tariffs, and trade policies in the territories and countries where Telesat operates, any corresponding or retaliatory actions taken, and related uncertainties could have an adverse effect on the financial results and profitability of Telesat. The U.S. administration has announced and signed executive orders imposing tariffs on imports from Canada, Mexico and China. The U.S. has also announced its intention to expand the scope of such tariffs as well as apply tariffs to other countries. In response, Canada announced and implemented retaliatory tariffs on specified U.S. products, and announced it would also consider non-tariff measures that could affect exports to the U.S. including critical minerals, energy and government procurement. Mexico has also announced its intention to impose retaliatory tariffs against the U.S, and China has implemented retaliatory tariffs on selected U.S. and Canadian imports and other non-tariff measures. The international trade disputes sparked by the tariffs imposed or potential tariffs to be imposed by the U.S. and any other future actions taken by the U.S. and other countries in response, including a further escalation in tariffs, and/or the withdrawal from, or changes to, international trade agreements or policies related to international commerce, are expected to have a negative impact on the Canadian economy and other markets where Telesat operates, and could adversely affect Telesat’s business operations and financial condition, including increasing the costs of procuring goods and services by Telesat and it suppliers, in particular goods and services related to the deployment of the Telesat Lightspeed constellation or even the availability of such goods and services. These disputes could also limit Telesat’s ability to sell its services in markets outside Canada or increase the costs of Telesat’s services to its prospective customers, which may make it more difficult or impossible for it to compete with services offered by its competitors in some markets. In addition, the uncertainty as to whether additional tariffs, trade policies or trade restrictions will be adopted domestically or internationally and the uncertainty of the impact of such tariffs and trade policies have and may continue to have a negative impact on the Canadian and global economy and may adversely affect Telesat’s business operations and financial condition.

Reductions in government spending could reduce demand for Telesat’s services.

Governments purchase a substantial amount of satellite services from commercial satellite operators, including Telesat. Spending authorizations for defense-related and other programs by governments, in particular the Canadian and U.S. governments, have fluctuated in the past, and future levels of expenditures and authorizations for these programs may decrease, remain constant or shift to programs in areas where Telesat does not provide services. To the extent governments and their agencies reduce spending on commercial satellite services, this could adversely affect Telesat’s revenue and operating margins. Many governments provide funding for satellite services that are used to provide broadband connectivity to rural and remote communities and those with limited terrestrial infrastructure. To the extent these governments reduce spending on satellite services, as a result of the need to reduce overall spending during periods of fiscal restraint, to reduce budget deficits or otherwise, demand for Telesat’s services could decrease, which could adversely affect revenue, the prices it is able to charge for its services and results of operations, business prospects and financial condition.

Changes in governments and government priorities could negatively impact Telesat’s business. To the extent existing or newly elected governments were to implement policies or practices that require or favor the acquisition of satellite services from domestic suppliers, Telesat’s revenue from outside Canada could be adversely impacted.

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

Telesat’s operations internationally are subject to risks that are inherent in conducting business globally. It is subject to compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”) and other similar anti-corruption laws, which generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. While its employees and contractors are required to comply with these laws, Telesat cannot be sure that its internal policies and procedures will always protect it from violations of these laws, despite its commitment to legal compliance and corporate ethics. Violations of these laws may result in severe criminal and civil sanctions as well as other penalties and enforcement actions. The occurrence or allegation of these types of risks may adversely affect Telesat’s business, performance, financial condition, and results of operations.

Telesat is subject to significant and intensifying competition within the satellite industry and from other providers of communications capacity. A failure to compete effectively would result in a loss of revenues and a decline in profitability, which would adversely affect Telesat’s results of operations, business prospects and financial condition.

Telesat provides point-to-point and point-to-multipoint services for voice, data and video communications and for high-speed internet access. Telesat competes against global competitors who are substantially larger than it in terms of both the number of satellites in orbit as well as in terms of revenues. Due to their larger sizes, these operators are able to take advantage of greater economies of scale, may be more attractive to customers, may have greater flexibility to restore service to their customers in the event of a partial or total satellite failure and may be able to offer expansion capacity for future requirements. Telesat also competes against regional satellite operators who may enjoy competitive advantages in their local markets.

Telesat’s business is also subject to competition from ground-based forms of communications technology. For many point-to-point and other services, the offerings provided by terrestrial companies can be more competitive than the services offered via satellite. A number of companies are increasing their ability to transmit signals on existing terrestrial infrastructures, such as fiber optic cable, coaxial cable, and terrestrial wireless transmitters often with funding and other incentives provided by government. The ability of any of these companies to increase their capacity and/or the reach of their network significantly would likely result in a decrease in the demand for Telesat’s services. Increasing availability of capacity from other forms of communications technology can create an excess supply of telecommunications capacity, decreasing the prices Telesat would be able to charge for its services under new service contracts and thereby negatively affecting profitability. New technology could render satellite-based services less competitive by satisfying consumer demand in other ways. See: “Changes in technology could have a material adverse effect on Telesat’s results of operations, business prospects and financial condition”. Telesat also competes for local regulatory approval in places where more than one provider may want to operate, and with other satellite operators for scarce frequency assignments and a limited supply of orbital locations.

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

The implementation of new technologies that can provide increased capacity to end-users at lower cost may reduce demand for Telesat’s services. Many of the GEO satellites deployed over the last decade are high throughput satellites (“HTS”), which are able to transmit substantially more data than pre-existing satellites or may include high throughput payloads. These satellites, and other HTS satellites that may be deployed in the future, may decrease demand and/or prices for traditional satellite capacity. While Telesat owns the high throughput Canadian payload on ViaSat-1, and has incorporated high throughput payloads on its Telstar 12 VANTAGE satellite, Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites, the introduction of more, and more capable, HTS by other operators into the markets in which Telesat participates could have a material adverse effect on results of operations, business prospects and financial condition.

A number of NGSO satellite projects are in development, production, in the process of being deployed, or in operation which have significant advantages over GEO satellite systems, in particular for latency sensitive applications. These NGSO projects have substantially increased the amount of available capacity in the marketplace, decreasing demand for GEO satellite services. In addition to new satellite technologies, new projects which could compete with traditional satellite services have been announced, including for the provision of telecommunications services using balloons or drones.

Improvements in existing technologies could also adversely impact the demand for satellite services. For example, improvements in signal compression have allowed, and may continue to allow, Telesat customers to transmit the same amount of data using a reduced amount of capacity, decreasing demand for Telesat services.

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

Telesat’s business and results of operation have been and may in the future be adversely affected by pandemics, and by measures taken to prevent their spread, including restrictions on travel, imposition of quarantines, cancellation of events, remote working, and closure of workplaces and other businesses. Telesat’s business and results of operations may also be negatively impacted by the adverse effect that pandemics have had, and may in the future have, on global economic activity, which may include continued inflation and/or a period of prolonged global or regional economic slowdowns or recessions. Pandemics could also impact Telesat’s ability to attract capital to finance business strategies, such as the expansion of the Lightspeed constellation and its related network, and also could increase Telesat’s cost of borrowing.

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

The assets listed on Telesat’s consolidated balance sheet as at December 31, 2024 include goodwill with a carrying value of approximately $2,613.0 million and other intangible assets with a carrying value of approximately $497.5 million. Goodwill and other intangible assets are qualitatively assessed for indicators of impairment. If the qualitative assessment concludes an indication of impairment, a quantitative impairment test of goodwill and other intangible assets (such as orbital locations) with indefinite useful lives is undertaken. Telesat measures for the quantitative impairment test using a projected discounted cash flow method and confirms the assessment using other valuation methods.

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

Telesat’s main foreign currency exposures as of December 31, 2024 lie in its U.S. dollar denominated debt financing and cash and cash equivalents. In addition, approximately 53% of revenue, 45% of operating expenses, 100% of interest expense on the Telesat Canada Debt and the majority of capital expenditures were denominated in U.S. dollars for the year ended December 31, 2024.

As a result of a decrease in the value of the Canadian dollar against the U.S. dollar at December 31, 2024 compared to December 31, 2023, Telesat recorded a foreign exchange loss of approximately $244.5 million for the year ended December 31, 2024. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) indebtedness and (decreased) increased net income as at December 31, 2024 by $154.9 million. A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) cash and cash equivalents by $20.4 million, increased (decreased) net income by $5.5 million and increased (decreased) other comprehensive income by $14.8 million as at December 31, 2024. In addition, for the year ended December 31, 2024, a five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) revenue by $15.0 million, operating expenses by $4.5 million, and interest expense by $11.4 million. These analyses assume that all other variables remain constant.

A portion of Telesat revenues comes from contracts which are denominated in Brazilian Reais. Any decrease in the value of the Brazilian Reais against the Canadian dollar would reduce revenues.

Borrowings under the Telesat Lightspeed Financing are in Canadian dollars. However, in excess of 80% of Telesat’s expected capital investments in the Lightspeed program over the next three years are expected to be in currencies other than Canadian dollars, primarily U.S. dollars and Euros. Any decrease in the value of the Canadian dollar against the U.S. dollar or Euro will increase the Canadian dollar costs of the program, and Telesat may be required to raise additional funding to complete the program, which funding Telesat may not be able to raise or, even if Telesat is successful in raising additional funding, could adversely impact the business case for Telesat Lightspeed.

Significant changes in exchange rates could materially increase interest and other payment obligations under Telesat’s financing arrangements.

As at December 31, 2024, the Canadian dollar equivalent of the Telesat Canada Debt, excluding deferred financing costs, loss on repayment and prepayment options was $3,098.1 million. As at December 31, 2024, if the value of the Canadian dollar against the U.S. dollar increased (decreased) by $0.01, indebtedness would have decreased (increased) by $21.5 million. Changes in exchange rates impact the amount that Telesat pays in interest, and may significantly increase the amount that it is required to pay in Canadian dollar terms to redeem its Senior Secured Notes, 2026 Senior Secured Notes or Senior Notes, either at maturity, or earlier if redemption rights are exercised or other events occur which require it to offer to purchase its Senior Secured Notes, 2026 Senior Secured Notes or Senior Notes prior to maturity, and to repay funds drawn under the Senior Secured Credit Facilities.

Given that we expect a significant amount of our future revenue to be in U.S. dollars, an increase the value of the Canadian dollar as compared to the U.S. dollar could adversely impact the ability Telesat LEO Inc. to repay its Canadian dollar debt under the Telesat Lightspeed Financing.

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

Under the Telesat Canada Reorganization and Divestiture Act (“Telesat Divestiture Act”), Telesat Canada (as a corporate entity) is subject to certain special conditions and restrictions. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and in no case shall Telesat Canada’s affairs be wound up unless authorized by an Act of the Parliament of Canada. As a result of such legislative provisions, Telesat Canada and its creditors may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws, including the imposition of a stay of proceedings, or a regulated and orderly process to settle or compromise claims and make distributions to creditors, or recourse to fraudulent preference, transfer at undervalue or fraudulent conveyance laws. The effect of the Telesat Divestiture Act upon Telesat Canada’s insolvency has not been considered by a Canadian court and, accordingly, the application of Canadian federal bankruptcy and insolvency laws and provincial receivership and fraudulent conveyance and assignment and preference laws, and the exercise by a Canadian court of any judicial discretion which could affect the enforcement of rights and remedies or other equitable relief against Telesat Canada in the context of an insolvency, is uncertain. To the extent bankruptcy and insolvency laws do not apply to Telesat Canada, its creditors may individually seek to pursue any available rights or remedies, as secured or unsecured creditors as the case may be, against Telesat Canada and its assets. Only Telesat Canada’s assets (including the shares in its subsidiaries) are subject to the Telesat Divestiture Act, but the assets of the other entities within the Telesat corporate structure, including the guarantors of the Telesat Canada Debt, are not. These restrictions may have a material impact on the sale of Telesat Canada or its assets in any bankruptcy or reorganization scenario and on any proceeding to realize value from Telesat Canada or its assets.

Risks Relating to Telesat’s Lightspeed Constellation

There are numerous technological risks and uncertainties associated with Telesat’s planned Lightspeed constellation which may cause it to be unsuccessful and have a material adverse effect on Telesat’s results of operations, business prospects and financial condition.

Telesat is currently building an advanced LEO satellite network consisting of over one hundred and up to several hundred satellites in NGSO. There are numerous risks and uncertainties associated with NGSO constellations generally and with Telesat’s Lightspeed constellation in particular.

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

There is no guarantee that Telesat will be able to fully draw the committed funding under the Telesat Lightspeed Financing or that the investment will be advantageous for Telesat or its subsidiaries, and the exercise of the Telesat Lightspeed Financing Warrants granted in connection therewith would be dilutive.

On September 13, 2024, Telesat announced that it had completed funding agreements for up to $2.54 billion in loans from the Government of Canada and the Government of Quebec. See “Business — Our GEO Business and Our LEO Opportunity — Overview of Telesat Lightspeed”. Telesat’s ability to draw the full amount of this funding is dependent on continuing to comply with various covenants and other obligations as well as reaching certain milestones in the Lightspeed development and production process, which, for various reasons, may not occur.

In connection with the investments from the Government of Canada and Government of Quebec to support Telesat Lightspeed, Telesat has granted warrants to purchase a number of shares of Telesat LEO Inc., which is an Unrestricted Subsidiary that owns and will operate and commercialize the Lightspeed constellation. Any exercise of such warrants would result in dilution of the interest of the shareholders of Telesat in the Telesat Lightspeed business.

The Telesat Lightspeed Financing Warrants granted to the Government of Canada and Government of Quebec contain embedded derivatives which could adversely impact Telesat’s financial results.

Telesat has granted Telesat Lightspeed Financing Warrants to purchase a number of shares of Telesat LEO Inc., an Unrestricted Subsidiary that owns and will operate and commercialize the Lightspeed constellation, to the Government of Canada and the Government of Quebec. These warrants contain embedded derivatives, which can introduce additional complexities and risks. These embedded derivatives are subject to market fluctuations, interest rate changes, and other economic variables that can significantly impact their value. The valuation and accounting for these instruments require sophisticated models and assumptions, which may not always accurately predict future outcomes. The impact of misestimations or changes in market conditions relating to the valuation and accounting for these instruments could adversely affect Telesat’s financial position and results of operations.

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

Telesat’s Lightspeed constellation will also compete with NGSO satellite projects announced and/or in operation by other companies, including Eutelsat Group/OneWeb, SpaceX, SES/O3b, Amazon’s subsidiary Kuiper (referenced herein as Amazon), and Rivada Space Networks, as well as country and region-sponsored projects in China, Russia and the European Union. Some of these potential competitors to Telesat’s system have greater access to capital than Telesat has and/or are at a more advanced stage of development. For example, China and Russia have access to larger amounts of capital and have government-owned satellite manufacturing and launch facilities at their disposal. SpaceX and Amazon are much larger than Telesat, have more diverse sources of revenue, and substantially greater financial resources than Telesat. SpaceX has also deployed, and Amazon has announced plans to deploy, significantly greater numbers of satellites, and at lower orbits, than will be deployed in the Telesat LightSpeed constellation. The deployment of a greater number of satellites and at lower orbits may provide Telesat’s competitors with advantages, including being able to implement smaller and cheaper antennas than may be required by Lightspeed.

The Eutelsat Group/OneWeb and SpaceX constellations have already commenced operations, which may make it more difficult for Telesat to attract customers for its constellation once it is deployed. Further, to the extent any of the other constellations make use of Ka-band spectrum, as SpaceX and Eutelsat Group/OneWeb do, and as Amazon has indicated it will, it may limit Telesat’s access to sufficient Ka-band spectrum to operate the Lightspeed constellation efficiently and profitably. See “Risks Relating to Regulatory Matters.” Telesat also competes with Eutelsat Group/OneWeb, SpaceX, Amazon and other developers of NGSO satellite projects for human capital, and Telesat may fail to recruit and retain a workforce capable of developing and deploying its planned Lightspeed constellation, which may cause Telesat to fail to successfully commercialize its Lightspeed constellation.

Some of Telesat’s competitors have greater access to launch capabilities than Telesat. SpaceX has its own in-house launch capability and Blue Origin, a company owned by Amazon’s Executive Chair and largest shareholder, Jeff Bezos, is significantly advanced in its development of launch vehicles. Each of Amazon’s and SpaceX’s greater access to launch vehicles for its own satellites may give it an advantage over Telesat since Telesat does not have in-house capability to launch its own satellites. In addition, SpaceX and Amazon manufacture their own satellites, which may provide them with advantages over us since we are reliant on third parties for the supply of our Lightspeed satellites.

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

Our success may depend, in part, on our ability to obtain, maintain, protect and enforce patent and other intellectual property protection with respect to our services and technology we develop. If we fail to obtain, maintain, protect and enforce our intellectual property, third parties may be able to compete more effectively against us, we may lose our technological or competitive advantage, or we may incur substantial litigation costs in our attempts to recover or restrict use of our intellectual property.

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

Failure to obtain and maintain patents, trademarks and other intellectual property rights necessary to our business and failure to protect, monitor and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. which could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market our services.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents or the scope of patent claims, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our current and future services in any jurisdiction.

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

Risks Relating to Regulatory Matters

Telesat operates in a highly regulated industry and is required to comply with multiple, potentially conflicting, laws and regulations and obtain numerous governmental authorizations and approvals. If Telesat becomes subject to onerous regulations, or if it fails to obtain or maintain particular authorizations on acceptable terms (including obtaining required modifications of the US authorization and meeting deployment milestones), such regulatory obligations and/or such failure could delay or prevent it from offering some or all of its services and adversely affect its results of operations, business prospects and financial condition.

Authorizations required to operate satellites

Telesat operates satellites with ITU frequency rights authorized by Canada, the U.S., Brazil, the U.K. and Tonga. Canada, the U.S. and Brazil also issue associated licenses or grants with conditions as discussed below. In addition, most countries regulate transmission of signals to and from their territory, and Telesat is required to obtain and maintain authorizations to carry on business in the countries in which it operates. In particular, Telesat requires authorization (sometimes referred to as “landing rights” or as “market access” in the U.S.) for the space segment portion of its services in some countries around the world, while in other countries there is no formal authorization requirement (often referred to as “Open Skies”). Therefore, Telesat is subject to regulation by government authorities in Canada, the U.S. and Brazil, as well as by other governmental authorities in certain other countries in which it operates.

In Canada, operations are subject to regulation and licensing by Innovation, Science and Economic Development Canada (“ISED”) pursuant to the Radiocommunication Act (Canada), and by the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the Telecommunications Act (Canada). Certain of Telesat’s satellites are licensed by Canada. This includes the GEO Anik satellites F1R, F2, F3 and G1, the GEO Nimiq satellites 2, 4, 5 and 6, and the NGSO Telesat Lightspeed constellation. ISED has the authority to issue licenses for the frequencies used by Canadian satellite systems, and establish policies and standards upon which Telesat’s satellites depend. The Minister responsible for ISED has broad discretion in exercising this authority to issue licenses, establish and amend conditions of licenses, and to suspend or even revoke them. The CRTC implements the broadcasting policy for Canada and can direct the allocation of satellite capacity to particular broadcasting undertakings. Telesat is required to pay “universal service” charges in Canada and has certain research and development and public benefits obligations that do not apply to other satellite operators with which it competes. These obligations could change at any time. With respect to landing rights, ISED maintains a list of foreign satellites approved to provide Fixed-satellite service (FSS) in Canada. Telesat’s Telstar 11N, Telstar 12 VANTAGE, Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE satellites are currently authorized to serve the Canadian market in accordance with these procedures.

With respect to the Canadian authorization for the Telesat Lightspeed constellation, as a result of delays in the Telesat Lightspeed program, on October 3, 2024 Telesat returned its (previous) June 26, 2015 authorization and concurrently applied for a new authorization, which was subsequently granted on December 6, 2024. Telesat’s current deployment plan would meet the milestone obligations of the new authorization; however, there is no assurance this will be the case.

In the U.S., the Federal Communications Commission (“FCC”) regulates the provision of satellite services to, from or within the U.S. Certain of Telesat’s satellites are owned and operated through a U.S. subsidiary and are licensed by the FCC. This includes Telstar 11N and Telstar 12 VANTAGE. With respect to landing rights, operators can apply to have their satellites either placed on the FCC’s Permitted Space Station List (for certain frequencies) or be granted a declaratory ruling (for other frequencies). Telesat’s, Anik F1R, Anik F2, Anik F3, Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE satellites are currently authorized to serve the U.S. market in accordance with these procedures, and some of the frequencies on Telstar 18 VANTAGE have access to the U.S. market through an earth station authorization.

The Telesat Lightspeed constellation has also been granted U.S. market access. The parameters of Telesat’s current Ka-band Telesat Lightspeed constellation design differ from the parameters of the market access grant from the U.S., which grant was for 117 satellites, and the market access grant from the U.S. is subject to post-grant conditions, including a requirement for providing an updated showing on orbital debris mitigation based on final system design. Telesat applied on May 26, 2020, in the FCC’s second processing round for Ka-band systems, to modify its U.S. market access grant to match the parameters of the Telesat Lightspeed constellation design at the time, including an increase in the number of authorized satellites to operate an expanded constellation of 1,671 satellites. Subsequently, on October 26, 2023 Telesat submitted an amendment to the above-mentioned pending second round application to provide the modified system design being developed with MDA, including reducing the number of satellites from 1,671 to 300. In general, satellites authorized in a later processing round must protect satellites authorized in a previous processing round from interference. There is no assurance that Telesat’s modification application, as amended, will be approved or, if approved, that it will not have conditions that preclude Telesat from being able to deliver an acceptable level of service in the U.S. There is also no assurance that the updated showing on orbital debris mitigation for the current design will be approved.

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

In Brazil, the national telecommunications agency, ANATEL, regulates the granting of landing rights (referred to as “exploitation rights”) to the operation of Brazilian and foreign satellites and their use to transport telecommunication signals. Certain of Telesat’s satellites are operated through a Brazilian subsidiary and are regulated by ANATEL pursuant to Concession Agreements. This includes Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE. With respect to market access ANATEL has also accredited the provision of service by foreign operators. Telesat’s Telstar 12 VANTAGE satellite, Anik G1 satellite and the Telesat Lightspeed constellation, are currently authorized to serve the Brazil market in accordance with these procedures.

The parameters of Telesat’s current Ka band Telesat Lightspeed constellation design differ from the parameters of the previous authorization from ANATEL, which was for 298 satellites, and the expected date for entry into operation has changed. Telesat provided a technical update to ANATEL on January 12, 2024 that reflects the new design of 192 satellites plus six spares, along with a request to extend the deadline for entry into operation of the Telesat Lightspeed constellation. ANATEL assigned new exploitation rights for Telesat Lightspeed on June 17, 2024. There is no assurance Telesat will meet the maximum period for Lightspeed to enter into operation.

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

Coordination with other GSO networks/NGSO systems

While some regulators impose successful coordination with domestic operators as a condition for market access by foreign satellite operators, other jurisdictions such as, for example, the U.S. and Brazil, have adopted different approaches.

A ruling by Brazil effective November 1, 2021 gives domestic, or “national priority” status to foreign satellite operators based on date of receipt of a landing rights request. In relation to Telesat Lightspeed, Telesat will need to operate on a non-interference/non-protection basis with respect to NGSO networks with earlier applications for landing rights, which may lead to some restrictions on operations. Telesat will also be required to coordinate with GSO operators that have sought landing rights in Brazil at an earlier date than Telesat in order to use part of the spectrum Telesat Lightspeed is capable of operating in. This could lead to some restrictions in the available capacity.

The U.S. rules, which are agnostic to domestic versus foreign, impose band splitting during in-line interference events if NGSO operators from the same processing round are unable to reach a coordination agreement. Under the FCC’s rules, the first operator to launch a Ka-band LEO satellite as part of its authorized constellation will be able to choose which portion of the spectrum it will use when spectrum is split during in-line interference events. While Telesat believes it launched its first Ka-band satellite before other first processing round systems launched theirs, other operators have taken the position that they were first to launch and the FCC has not issued any guidance as to how it will determine who was “first to launch.” There are uncertainties as to how the FCC will apply this rule and as a result, there can be no assurance that Telesat will be deemed first to launch. As a result, the amount and which portions of spectrum that may be available to Telesat for its Telesat Lightspeed constellation in the U.S. is uncertain. Also, as stated above, U.S. rules require systems authorized in subsequent processing rounds to protect systems authorized in previous processing rounds. In this regard, on December 13, 2024 the FCC adopted spectrum sharing rules for NGSO FSS systems that are expected to come into force on January 12, 2025. Telesat is assessing the impact of these new sharing rules.

It is possible that some jurisdictions may adopt the U.S. or the Brazilian approach, or some other alternative approach. In other jurisdictions, incomplete coordination with domestic GSO networks/NGSO systems may prevent access to some or all of the spectrum Telesat Lightspeed is capable of operating in.

Potential impacts of failure to obtain or maintain authorizations and approvals

In addition to the authorization for the space segment required in some countries, authorizations/licenses are typically needed also for service provision and/or the ground segment portion of the services, in order for services to be provided to customers and user terminals/gateways to operate in a given frequency range. Furthermore, user terminals need type approval in some countries. If Telesat and/or its partners fail to obtain or maintain particular authorizations on acceptable terms, such failure could delay or prevent it from offering some or all of its services and adversely affect results of operations, business prospects and financial condition. In particular, Telesat may not be able to obtain all of the required regulatory authorizations for the construction, launch and operation of any of its future satellites, for the spectrum for these satellites and for its ground infrastructure, on acceptable terms or at all. Even if the necessary authorizations were obtained, they may impose significant operational restrictions, or not protect from interference that could affect the use of the satellites, user terminals and gateways. Countries or their regulatory authorities may adopt new laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, that could cause Telesat’s existing authorizations to be changed or cancelled, require it to incur additional costs, impose or change existing pricing, or otherwise adversely affect operations or revenues. As a result, any currently held regulatory authorizations are subject to rescission and renewal and may not remain sufficient or additional authorizations may be necessary that it may not be able to obtain on a timely basis or on terms that are not unduly costly or burdensome. Further, because the regulatory schemes vary by country, Telesat may be subject to regulations in foreign countries of which it not presently aware that it is not in compliance with, and as a result could be subject to sanctions by a foreign government.

Other potential regulatory impacts

Some of the spectrum utilized by the Telesat Lightspeed constellation is also allocated to other services, including terrestrial fixed and mobile services. In a number of countries, regulators are considering and may adopt new spectrum allocations for terrestrial mobile broadband and 5G, including in bands that are currently allocated to satellite services. While some jurisdictions have established rules for sharing the spectrum, many jurisdictions have yet to address this issue. New spectrum allocations may require satellite operators to vacate or share spectrum and may limit the spectrum that is available for satellite services, which could adversely impact Telesat’s business.

There are certain risks that have been raised in connection with the deployment of LEO constellations, including ensuring equitable access to orbit and associated spectrum resources, the potential for increased orbital debris following impact with other small and large orbiting objects, “light pollution” associated with light reflecting off satellites in the night sky, the potential of increased risks to cause human casualty following uncontrolled satellite re-entry into the atmosphere, the potential of causing irreversible damage to the earth atmosphere (including its ozone layer) following the demise of large quantities of metals and other materials that LEO satellites are usually composed of and potential regulatory measures for protecting certain Radio-Astronomy sites worldwide that carry out observations in spectrum used by the Telesat Lightspeed satellites. In a number of countries and regions, regulators are considering and may adopt regulations to ensure the sustainable use of orbit and spectrum resources by satellites. Examples of such regulation focuses on limiting the Probability of Collision with large and small objects, Human Casualty Risk caused by satellites re-entering the atmosphere, and the impact (measured in terms of “Visual Magnitude” or Radio-Frequency interference, respectively) that satellites could cause on Optical- and/or Radio-Astronomy. Additionally, the European Commission is developing an EU Space Law which may contain design requirements for satellites, the compliance with which would be needed for obtaining the right to serve a country within the EU; the United States has an open proceeding (“Mitigation of Orbital Debris in the New Space Age”, see IB Docket No. 18-313) through which new space sustainability-related requirements may be applied to NGSO satellite systems seeking US market access; the United Kingdom published a consultation to seek comments on whether space sustainability requirements should be tied to the authorization to operate a U.K.-licensed spacecraft; on December 13, 2024, Canada’s Innovation, Science and Economic Development Canada (ISED), on behalf of the Minister of Innovation, Science and Industry, initiated a consultation on updating its current Non-Geostationary Satellite Orbit licensing requirements and Conditions Of Licence related to the mitigation of space debris; the International Telecommunications Union (ITU) is conducting studies with a focus on the prevention of harmful interference, and ensuring the rational, equitable, efficient and economical use of the radiofrequency spectrum and associated orbit resources (see Resolution ITU-R 74 (RA-23)); and, the United Nations Office for Outer Space Activities (UNOOSA), through its Committee on the Peaceful Uses of Outer Space (COPUOS), is expected to further develop its “Guidelines for the Long-Term Sustainability of Outer Space Activities” first published in 2019. Certain of these laws and regulations address risks related to generating orbital debris, among other topics. Because of the altitude of the orbits used by Telesat Lightspeed, a failed Telesat Lightspeed satellite will take longer to de-orbit and re-enter the Earth’s atmosphere through natural atmospheric drag, than those of our competitors who have deployed, or will be deploying, their satellites in lower altitude orbits. The increased de-orbit time of the Telesat Lightspeed satellites could make it harder to comply with any new orbital debris regulations that may be developed at national, regional or international levels. To the extent that governments impose restrictions or additional regulations to address any of these concerns regarding LEO constellations, these may adversely impact Telesat’s ability to successfully deploy the Telesat Lightspeed constellation.

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

Certain countries condition market access on an operator’s ability to satisfy that countries “lawful intercept” laws (lawful interception is a security process that allows law enforcement agencies to electronically monitor communications through telephone networks or telecommunications facilities with court orders or other legal authorization and requires a network operator/service provider to collect and provide the law enforcement agencies with the intercepted communications of private individuals or organizations). The specifics of lawful intercept laws, and hence the requirements on a network operator/service provider to comply, vary country to country and can involve discussions/negotiations with the relevant authorities. Satisfying lawful intercept requirements can impose costs, delays and network performance impacts. Recently, some countries that currently do not impose such requirements on satellite telecommunications have started to consider them. An increase in the number of countries imposing these requirements could increase the adverse impacts from them.

Telesat’s operations may be limited or precluded by ITU rules or processes, including deployment milestones and timelines, and/or by the requirement to coordinate its operations with those of other satellite operators, and/or by the requirement to meet power limits to protect GEO.

ITU requirements and interaction with other operators’ filings

The ITU, the United Nations specialized agency for information and communication technologies, regulates the global allocation of radio frequency spectrum and the registration of radio frequency assignments at any associated satellite orbit. Only member states (i.e. national administrations) can apply for radio frequency assignments at the ITU. Consequently, Telesat must rely on the relevant government administrations to secure frequency assignments, which are then licensed to Telesat by that administration.

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

The ITU Radio Regulations define the coordination, notification and recording procedures to obtain rights to use frequencies, with the aim to secure entry of the frequencies in the Master International Frequency Register (“MIFR”), including those frequencies used by Telesat’s GEO satellites, and Telesat’s Lightspeed constellation.

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

Telesat Canada has a significant amount of debt. As at December 31, 2024, it had total debt of $3,098.1 million. Telesat Canada may incur additional debt in the future. The terms governing the Telesat Canada Debt allow Telesat to incur substantial amounts of additional debt, subject to certain limitations. Its borrowings, current and future, will require interest payments and need to be repaid or refinanced, could require it to divert funds identified for other purposes to debt service and could create additional cash demands or impair its liquidity position and add financial risk for it. Diverting funds identified for other purposes for debt service may adversely affect Telesat’s business and growth prospects. If it cannot generate sufficient cash flow from operations to service its debt, it may need to refinance its debt at higher rates, dispose of assets, reduce or delay expenditures or issue equity to obtain necessary funds. Telesat does not know whether it would be able to take any of these actions on a timely basis, on terms satisfactory to it or at all.

Telesat Canada’s substantial amount of debt may have important consequences. For example, it may: make it more difficult for it to satisfy its obligations under the Telesat Canada Debt; increase its vulnerability to general adverse economic and industry conditions; require it to dedicate a substantial portion of its cash flow from operations to make interest and principal payments on its debt, thereby limiting the availability of its cash flow to fund future capital expenditures, working capital and other general corporate requirements; limit its flexibility in planning for, or reacting to, changes in its business and in the industries that it services; place it at a competitive disadvantage compared with competitors that have less debt; and limit its ability to borrow additional funds, even when necessary to maintain adequate liquidity.

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

The agreements governing Telesat Canada Debt, including the indentures governing its Senior Secured Notes, 2026 Senior Secured Notes, and Senior Notes and the credit agreement governing its Senior Secured Credit Facilities (“Credit Agreement”), contain various covenants that impose restrictions on it that may affect its ability to operate its business.

The agreements governing the Telesat Canada Debt, including the indentures governing its Senior Secured Notes, the 2026 Senior Secured Notes and the Senior Notes and the Credit Agreement, impose operating and financial restrictions on its activities. These indentures, the Credit Agreement and future debt agreements may also limit or prohibit Telesat Canada’s ability to, among other things:

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

These restrictions on Telesat Canada’s ability to operate its business could seriously harm its business by, among other things, limiting its ability to take advantage of financing, merger and acquisition and other corporate opportunities.

Various risks, uncertainties and events beyond Telesat’s control could affect its ability to comply with these covenants and maintain this financial ratio. Failure to comply with any of the covenants in its existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, Telesat Canada might not have sufficient funds or other resources to satisfy all of its obligations, including its obligations under the Senior Secured Notes, the 2026 Senior Secured Notes or the Senior Notes.

Telesat LEO Inc. and the other Unrestricted Subsidiaries will incur substantial additional debt secured by substantially all of the assets related to the Lightspeed constellation.

The agreements governing the Telesat Canada Debt permit it to designate one or more of its restricted subsidiaries as unrestricted subsidiaries, subject to certain conditions. Certain of Telesat’s subsidiaries have been designated as unrestricted subsidiaries pursuant to those debt agreements. As a result, the covenants described above are not applicable to such subsidiaries. Telesat is developing, funding, constructing and will operate and commercialize, its Lightspeed constellation, in Telesat LEO Inc. and certain of its other Unrestricted Subsidiaries. These Unrestricted Subsidiaries are parties to the Telesat Lightspeed Financing and will incur substantial additional debt secured by substantially all of the assets related to the Lightspeed constellation.

The agreements governing the Telesat Lightspeed Financing contain various covenants that impose restrictions on it that may affect its Telesat’s ability to operate its LEO business.

The agreements governing the Telesat Lightspeed Financing impose operating and financial restrictions on Telesat LEO Inc. and the other guarantors thereunder in connection with their activities which include, among other things restrictions relating to:

•        the incurrence of additional debt;

•        creating any additional liens on the Telesat Lightspeed assets;

•        paying dividends, acquiring shares of capital stock, or making investments;

•        issuing guarantees;

•        pledging, issuing or selling capital stock;

•        selling assets;

•        entering into certain transactions with affiliates;

•        effecting mergers, consolidations, amalgamations and transfers of all or substantially all of its assets of the Unrestricted Subsidiaries supporting the Telesat Lightspeed Financing;

•        maintaining minimum levels of liquidity and leverage ratios which ratios reduce over time;

•        ensuring the Unrestricted Subsidiaries supporting the Telesat Lightspeed Financing operate with a significant degree of independence from Telesat Canada’s GEO business;

•        providing any financial assistance to any affiliates other than the Unrestricted Subsidiaries supporting the Telesat Lightspeed Financing;

•        compensation payable to senior management;

•        relocation of management or certain operations outside of Canada and/or Quebec; and

•        the creation and maintenance of employment, operating expense and capital expense levels in Canada and/or in Quebec;

These restrictions may negatively impact Telesat’s business by, among other things, limiting its ability to take advantage of financing, merger and acquisition and other corporate opportunities.

Various risks, uncertainties and events beyond Telesat’s control could affect its ability to comply with these covenants. Failure to comply with any of the covenants could result in a default under these agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, Telesat might not have sufficient funds or other resources to satisfy all of its obligations.

The limitations imposed by financing agreements on Telesat’s ability to incur additional debt and to take other actions might significantly impair its ability to obtain other financing or refinancing. To service its debt, Telesat will require a significant amount of cash, which may not be available.

Telesat’s ability to make payments on, or repay or refinance its debt and to fund planned capital expenditures will depend largely upon its future operating performance. Telesat’s future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. In addition, Telesat’s ability to borrow funds in the future to make payments on its debt and refinance will depend on the satisfaction of the covenants in agreements governing the Telesat Canada Debt and the Telesat Lightspeed Financing and other agreements it may enter into in the future. These agreements contain limitations on its ability to incur additional debt. Telesat cannot assure you that its business will generate sufficient cash flow from operations or that future borrowings will be available to it to enable it to pay its debt or to fund its other liquidity needs. In addition, Telesat’s ability to raise additional capital to refinance its debtor to fund its operations is also dependent on capital market conditions.

Telesat’s ability to restructure or refinance its debt will depend on the condition of the capital markets and its financial condition at such time. Any refinancing of its debt could be at higher interest rates and may require it to comply with more onerous covenants, which could further restrict its business operations. In addition, the terms of existing or future debt agreements, including those governing the Telesat Canada Debt, may restrict Telesat from adopting some of these alternatives. In the absence of such operating results and resources, it could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations. It may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that Telesat could realize from any such dispositions may not be adequate to meet its debt service obligations then due.

Telesat may not be able to generate sufficient cash to service all of the Telesat Canada Debt, and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful.

Telesat’s ability to make scheduled payments on or refinance the Telesat Canada Debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. Telesat may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness.

If Telesat’s cash flow and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. Future issuances of equity would dilute the ownership position of shareholders of Telesat and unitholders of Telesat Partnership. Telesat may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations. The terms of the Telesat Canada Debt restrict its ability to dispose of assets and use the proceeds from those dispositions and may also restrict its ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. Telesat may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Telesat’s inability to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its financial position and results of operations and its ability to satisfy its obligations under the Telesat Canada Debt. Telesat may take actions to restructure the Telesat Canada Debt, which may or may not be successful and could lead to litigation, which could be costly and distract senior management.

If Telesat Canada cannot make scheduled payments on, refinance or restructure the Telesat Canada Debt, it will be in default and holders of the Telesat Canada Debt could declare all outstanding principal and interest to be due and payable its secured lenders (including the lenders under the Senior Secured Credit Facilities, the Senior Secured Notes and the 2026 Senior Secured Notes) could foreclose against the assets securing their borrowings and Telesat could be forced into bankruptcy or liquidation (as and to the extent applicable to Telesat).

The ratings assigned to Telesat’s debts by rating agencies, and any lowering or withdrawal thereof, may increase Telesat’s future borrowing costs and reduce Telesat’s access to capital.

Telesat’s ability to access capital markets is important to its ability to operate Telesat’s business. Increased scrutiny of the satellite industry and the impact of regulation, as well as changes in Telesat’s financial performance and unfavorable conditions in the capital markets could result in credit agencies reexamining Telesat’s credit ratings.

The Senior Secured Notes, the 2026 Senior Secured Notes and the Senior Notes have a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. A downgrade in Telesat’s credit ratings could restrict or discontinue Telesat’s ability to access capital markets at attractive rates and increase Telesat’s borrowing costs. There can be no assurance that any rating assigned to any of Telesat’s debt securities will remain in effect for any given period of time or that any such ratings will not be lowered, suspended or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances so warrant.

The credit rating agencies have also previously denoted Telesat as being in “selective default” at the corporate level as a result of having repurchased a portion its debt and they may do so again in the future. Absent an improvement in our ratings, the lowering of Telesat’s credit rating, and any future lowering of Telesat’s credit ratings, may make it more difficult or more expensive for Telesat to obtain additional debt financing or refinance its current debt.

Telesat’s variable rate indebtedness subjects Telesat to interest rate risk, which could cause Telesat’s debt service obligations to increase significantly.

Borrowings under the Senior Secured Credit Facilities and the Telesat Lightspeed Financing are at variable rates of interest and will expose Telesat to interest rate risk. For example, each quarter percentage point change in interest rates would result in a $4.7 million change in interest expense on indebtedness under the Senior Secured Credit Facilities for the year ended December 31, 2024. Telesat has entered into, and in the future Telesat may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, Telesat may not maintain interest rate swaps with respect to all or any of its variable rate indebtedness, and any swaps Telesat enters into may not fully mitigate Telesat’s interest rate risk, may prove disadvantageous or may create additional risks.

Risks Relating to the Ownership of Telesat Public Shares and Telesat Partnership Units

Each of MHR and PSP Investments have substantial governance rights over Telesat, and their interests may conflict with or differ from the interests of the other Telesat shareholders.

Telesat’s governing documents contain special rights of each of MHR and PSP Investments to veto or participate in certain activities of Telesat. Such rights include, without limitation, the ability of each of MHR and PSP Investments to veto certain proposed changes to be taken by Telesat, including making changes to its respective organizational documents, restructurings, the declaration and payment of non-pro rata dividends and certain tax elections. These documents also provide, among other things, for MHR and PSP Investments to each designate three directors to Telesat’s board of directors. See the sections of this Annual Report entitled “Composition of the Telesat Corporation Board and Committees” and “Related Party Transactions — Investor Rights Agreements” for additional information on the negotiated rights of MHR and PSP Investments. The interests of either or both of MHR and PSP Investments may diverge from those of other Telesat shareholders, and each may exercise its respective voting and other rights in a manner adverse to the interests of such other holders.

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

Telesat may raise additional funds through the sale of equity and warrants, which may be highly dilutive, may include terms with preferences that could adversely affect the rights of the shareholders of Telesat and/or may cause the market price of Telesat Public Shares to decline.

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

The market price of the Telesat Public Shares may be adversely affected by market conditions affecting the stock markets in general. Market conditions may result in volatility in the level of, and fluctuations in, market prices of stocks generally and, in turn, result in sales (including sales following the exchange of Telesat Partnership Units for Telesat Corporation Shares) of substantial amounts of the Telesat Public Shares in the market that may cause the market price of the Telesat Public Shares to fall dramatically. A weak global economy or other circumstances, such as changes in tariffs and trade, geopolitical conditions, and global health emergencies, could also contribute to extreme volatility of the markets, which may also have an adverse effect on the market price of the Telesat Public Shares.

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

Telesat is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, Telesat is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. Telesat currently prepares its financial statements in accordance with IFRS Accounting Standards. Telesat is not required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS Accounting Standards as issued by the IASB. Telesat is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders.

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

Telesat may have been a passive foreign investment company (a “PFIC”) for 2021, 2022, 2023, and 2024 and could be classified as a PFIC in 2025 and subsequent taxable years, potentially resulting in adverse U.S. tax consequences to its U.S. shareholders.

Generally, if for any taxable year 75% or more of a foreign corporation’s gross income is passive income, or at least 50% of the average percentage of assets held by such foreign corporation are held for the production of, or produce, passive income, the foreign corporation is classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Under the complex PFIC look-through rules, for purposes of determining whether a foreign corporation should be classified as a PFIC, such foreign corporation will generally be treated as if it owns a proportionate share of the assets of, and earns a proportionate share of the income earned by, any subsidiary corporation if the foreign corporation owns at least 25% (by value) of the stock of any such subsidiary corporation. Furthermore, similar look-through rules apply to partnerships in which a foreign corporation owns at least a 25% interest. During 2021 after the Transaction and during a portion of 2022, Telesat owned only approximately 24% of the Telesat Partnership Units. Telesat’s ownership interest in Telesat Partnership increased during 2022 and has further increased each year thereafter. As of December 31, 2022, December 31, 2023, and December 31, 2024, Telesat’s ownership interest in Telesat Partnership was 25.7%, 27.2%, and 28%, respectively. While not free from doubt, Telesat believes that, by virtue of additional value associated with its interest as general partner of Telesat Partnership, Telesat owned at least 25% of the total value of Telesat Partnership (and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership) during 2021 and 2022. In addition, Telesat owned more than 25% of the total value of Telesat Partnership (and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership) during 2023 and 2024. Based on the foregoing, Telesat believes it was not a PFIC for any of its 2021-2024 taxable years, taking into account the income and assets of the wholly owned corporate subsidiaries of Telesat Partnership. Telesat can provide no guarantee that the IRS will not successfully challenge this position upon any audit of a U.S. holder.

The determination as to whether Telesat should be classified as a PFIC for 2025 and years thereafter will be a factual determination that must be made annually at the close of each taxable year and will be based upon the composition of Telesat’s income and assets (including certain entities in which Telesat holds at least a 25% interest), which may be subject to change. As a result, it is not possible to determine whether Telesat will be characterized as a PFIC for 2025 or any other future year until after the close of such future year. While Telesat intends to manage its business so as to avoid PFIC status to the extent possible and consistent with its other business goals, Telesat cannot predict whether its business plans will allow it to avoid PFIC status. In addition, because the market price of the Telesat Public Shares has fluctuated and is likely to fluctuate in the future, and because that market price may affect the determination of whether Telesat is a PFIC, there can be no guarantee that Telesat will not be a PFIC for any taxable year.

U.S. holders of Telesat Public Shares could suffer adverse tax consequences as a result of the classification of Telesat as a PFIC, including (i) having gains realized on the sale of the shares treated as ordinary income, rather than capital gain, (ii) not qualifying for the preferential rate that may otherwise be applicable to dividends received on the Telesat Public Shares, (iii) having interest charges apply to certain distributions by Telesat and to the proceeds of the sale of Telesat Public Shares, and (iv) additional reporting requirements. Telesat will use reasonable efforts to provide to U.S. holders the information needed to report income and gain pursuant to a “qualified electing fund” election, which election may alleviate some of the adverse tax consequences of PFIC status. However, if the IRS were to determine that Telesat Corporation was a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. holder to make a timely QEF (or Mark-to-Market) election. See “Passive Foreign Investment Company Status” for more information. You are urged to consult your tax advisors regarding the application of the PFIC rules.

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

If Telesat Partnership were considered to carry on business for the purposes of the Tax Act, holders of Telesat Partnership Units who are not, and are not deemed to be, resident in Canada for purposes of the Tax Act (“non-Canadian residents”), (i) would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by Telesat Partnership, subject to any relief that may be provided by any applicable income tax treaty or convention, and (ii) may be required to file a Canadian federal income tax return.

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

Telesat Partnership is not a “Canadian partnership” for purposes of the Tax Act. However, in determining the rate of Canadian federal withholding tax applicable to dividends paid by Telesat CanHoldco to Telesat Partnership, Telesat, as general partner, expects Telesat CanHoldco to look through Telesat Partnership to its partners and, having regard to the CRA’s administrative practice in similar circumstances, (i) not to withhold on that portion of a dividend attributable to partners of Telesat Partnership (including Telesat) who are residents of Canada for purposes of the Tax Act, and (ii) to take into account any reduced rates of Canadian federal withholding tax to which limited partners who are non-Canadian residents may be entitled under an applicable income tax treaty or convention.

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

While Telesat Partnership intends to make certain distributions to holders of Telesat Partnership Units, a holder may receive allocations of income and/or capital gains in a year for purposes of the Tax Act without receiving sufficient distributions from Telesat Partnership for that year to pay any tax the holder may owe because of such allocation. In addition, there can be no assurance that Telesat Partnership will in fact make cash distributions as intended. Even if Telesat Partnership is unable to distribute cash in amounts that are sufficient to fund a holder’s tax liability arising from any such allocation, such holder will nonetheless be required to pay any applicable income taxes.

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

Telesat is subject to taxes in Canada and numerous foreign jurisdictions. Telesat’s tax liabilities could be adversely affected in the future by a number of factors, including changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws (or the manner in which tax authorities interpret and administer them), and the outcome of tax audits in various jurisdictions around the world. Many of the countries in which Telesat does business have or are expected to adopt changes to tax laws as a result of the Base Erosion and Profit Shifting (“BEPS”) final proposals from the Organisation for Economic Co-operation and Development (“OECD”) and specific country anti-avoidance initiatives. In particular, legislation to implement Canadian interest expense deduction limitation rules, consistent with the OECD’s recommendations as a result of the BEPS final proposals, was enacted by Parliament in 2024. These rules apply starting in 2024 and generally limit Canadian interest deductions and financing expenses to 30% of tax EBITDA.

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

In 1997, AT&T Skynet was acquired from AT&T by LSC Holdings, became Loral Skynet, and expanded its focus from the U.S. to become a global satellite operator. Orion was acquired by LSC Holdings in 1998, and its operations were integrated with those of Loral Skynet in 1999.

On October 31, 2007, PSP Investments, and Loral acquired 100% of the stock of Telesat Canada from BCE Inc., Canada’s largest communications company (the “Skynet Transaction”). Following the Skynet Transaction, the Loral Skynet and Telesat Canada businesses and assets were combined.

On November 18, 2021 and November 19, 2021, Telesat Corporation, a corporation incorporated under the laws of the Province of British Columbia, Canada on October 21, 2020, along with the other parties to the Transaction Agreement consummated the Transaction. See “Related Party Transactions — The Transaction”. Telesat Corporation is the general partner of Telesat Partnership LP, which was formed under the Limited Partnership Act (Ontario) on November 12, 2020. We directly or indirectly own 100% of all of our operating subsidiaries.

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

The Telesat Public Shares commenced trading on the Nasdaq Stock Market and the Toronto Stock Exchange under the ticker symbol “TSAT” on November 19, 2021. The Telesat Partnership Units are not listed on an exchange.

Our fiscal year ends on December 31 of each calendar year.

Our agent for service of process in the United States is Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

The registered office of Telesat Corporation is located at 200 Burrard St. #1200, Vancouver, BC V7X 1T2 and our head office is located at 160 Elgin Street, Ottawa, Ontario, Canada K2P 2P7. The head office of Telesat Partnership is located at 160 Elgin Street, Ottawa, Ontario, Canada K2P 2P7. Our telephone number at our head and registered office is (613) 748-8700 ext. 2268. Our website address is https://www.telesat.com. Information contained on, or accessible through, our website is not part of this Annual Report and the inclusion of our website address in this Annual Report is an inactive textual reference.

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

Business Overview

Telesat is a leading global satellite operator, providing its customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the requirements of sophisticated satellite users throughout the world. Over our lengthy operating history, we have demonstrated a deep commitment to customer service and led the way on many of the industry’s most ground-breaking innovations.

After decades of developing and successfully operating our GEO satellite services business, we are building what we believe will be one of the world’s most advanced constellations of LEO satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. Telesat Lightspeed has the potential to transform global satellite and terrestrial communications industries, dramatically increasing the Company’s addressable market and significantly expanding its growth potential.

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

Our Competitive Strengths

Telesat continues to be at the forefront of the satellite services industry, leading with outstanding customer service and a culture of engineering excellence and technological innovation. Today, we have a leading GEO business defined by one of the largest satellite fleets in the world, occupying attractive orbital locations and offering high performing, mission critical services to hundreds of customers worldwide. The average expected remaining commercial life of our satellite fleet is approximately five years. Additionally, we currently have a fleet utilization rate of 72%. We are building upon this existing communications platform by developing our Telesat Lightspeed constellation with the aim of creating a transformative and industry-leading fiber-like broadband network from the sky for commercial and government users globally.

The following competitive strengths characterize our business today and provide a strong foundation for Telesat Lightspeed:

Leading Global Satellite Operator with 50+ Years of Heritage and a Blue Chip Customer Base

We are a leading global satellite operator with over 55 years of operating experience. Our GEO satellite fleet is comprised of 14 satellites and offers global satellite coverage with a concentration over the Americas. Through our deep commitment to customer service and focus on innovation and engineering excellence, we have developed strong and long-standing relationships with a diverse range of customers globally.

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

2023 Telesat successfully launched another Phase 1 LEO satellite (“LEO 3”) that is currently being used for innovative demonstration purposes;

2023 Telesat contracts MDA Ltd. as prime satellite manufacturer for its advanced Telesat Lightspeed LEO constellation;

2024 Telesat secured funding from the Canadian federal and Quebec provincial governments in the combined amount of approximately US$2 billion. This funding, combined with Telesat’s own approximately US$1.6 billion equity contribution, as well as certain vendor financing, provides the Telesat Lightspeed program with sufficient funds to launch global service, which will occur once the first 156 satellites are in orbit; and

2024 Telesat, in collaboration with the European Space Agency (ESA), reported a groundbreaking milestone in telecommunications technology by successfully establishing the world’s first 3GPP Non-Terrestrial Network (NTN) link over Low Earth Orbit (LEO) in the Ka-band between the ESTEC 5G Laboratory and the Telesat LEO 3 satellite.

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

Uniquely Positioned to Revolutionize Global Broadband Connectivity with Telesat Lightspeed

We are uniquely positioned to revolutionize the provision of global broadband internet connectivity with Telesat Lightspeed, which we believe will be one of the most advanced constellations of LEO satellites and integrated terrestrial infrastructure ever conceived. Our Telesat Lightspeed architecture is designed to offer a powerful combination of capacity, speed, security, reach, resiliency and affordability, with low latency that is on par with terrestrial networks. We have strong government participation, including an anchor contract with the GoC that we believe will result in approximately $1.2 billion over 10 years, which includes $600 million from the GoC.

Contracted Revenue Backlog and Disciplined Management Supports Strong Revenue Visibility

Because of the mission-critical nature of our services and long-term contractual agreements, we have significant revenue visibility. Our contracted revenue backlog is $1.1 billion for our business as at December 31, 2024 (excluding commitments associated with Telesat Lightspeed). For the last three years we have had, on average, approximately 80% of each year’s total revenue already under contract at the beginning of the year. 100% of our backlog is non-cancellable or cancellable on economically prohibitive terms, except in the event of a continued period of service interruption. Approximately 45% of our revenue from GEO is derived from North American DTH customers who signed long term (~15 years) contracts. Roughly half of our revenue is derived from providing vital connectivity services to companies that we have served for decades, including telecommunication companies, mobile network operators, users in the aeronautical and maritime markets, energy and natural resource companies, and governments. As demand for affordable, secure and reliable broadband connectivity continues to increase, we expect that demand for these services from these and similar customers will continue to grow.

We generate highly attractive operating margins. For the year ended December 31, 2024, we have generated an Adjusted EBITDA of $383.7 million, representing an Adjusted EBITDA margin of 67.2%1. Our strong historical cash flow conversion (as measured by Adjusted EBITDA minus Capital Expenditures) reflects our disciplined approach to capital investment and fleet expansion, with an emphasis on ensuring high customer utilization of our satellites.

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

Capture the Explosive Demand for Global Broadband Connectivity with Telesat Lightspeed

Telesat Lightspeed has been designed to provide fast, affordable, reliable and secure broadband connectivity everywhere on Earth, giving Telesat and our customers a significant competitive advantage in the markets we serve. The network design is optimized to serve enterprise and government users that require fiber-like connectivity beyond the

____________

1        Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS Accounting Standards measures. For the definition and a reconciliation of Non-IFRS Accounting Standards measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-IFRS Accounting Standards Measures”.

reach of high capacity terrestrial networks. We believe our advanced constellation design, patented LEO architecture, strong government participation and decades of deep commercial, technical, operational and regulatory experience put us in a strong position to capture the growing demand for affordable, high capacity broadband connectivity around the world.

Opportunistically Engage in M&A Activity to Enhance our Competitive Position and Shareholder Value

The satellite industry has, historically, undergone periods of consolidation, both horizontal and vertical.

A number of satellite operators have publicly discussed the benefit of, and potential for, consolidation among satellite operators. Our competitor Viasat has acquired Inmarsat, a leading provider of global mobile satellite communications services, and Eutelsat has acquired OneWeb. More recently, SES has announced plans to acquire Intelsat. We will be alert to, and will evaluate, merger and acquisition opportunities in a thoughtful and disciplined manner as they arise with the aim of enhancing our competitive position and shareholder value.

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

We offer our suite of GEO satellite services to customers worldwide, which include some of the world’s leading DTH service providers, ISPs, network service integrators, telecommunications carriers, corporations and government agencies. We have established long-term, collaborative relationships with our customers and have developed a reputation for innovation, reliability, and outstanding customer service.

We believe our global satellite fleet, access to desirable orbital locations and spectrum rights and strong relationships with our customers position us to maintain a leading position as a provider of GEO satellite services, generate significant cash flows, and capitalize on the growth drivers in the satellite industry and the markets we serve.

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

We currently derive revenues from the following services:

•        Broadcast:    Our broadcast services business provided approximately 48% of our revenues for the year ended December 31, 2024. Our broadcast customers include North American DTH providers Bell TV, Shaw Direct, DISH Network, and leading telecommunications and media firms. These services include:

•        DTH:    The two major DTH service providers in Canada (Bell TV and Shaw Direct) exclusively use Telesat satellites as a distribution platform for satellite-delivered television programming, audio and information channels directly to their customers’ homes. In addition, two of our satellites are used by DISH Network for DTH services in the U.S.

•        Video distribution and contribution:    Broadcasters, cable networks and DTH service providers use our satellites for the full-time transmission of television programming. Additionally, we provide certain broadcasters and DTH service providers bundled, value-added services that include satellite capacity, digital encoding of video channels, and uplinking and downlinking services to and from our satellites and earth station facilities.

•        Enterprise:    Our enterprise services provided approximately 47% of our revenues for the year ended December 31, 2024. Our enterprise customers include Bell Canada, Hughes Network Systems, iForte, Marlink, Northwestel, Telespazio, Viasat and Vodafone. These services include:

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

•        Consulting and other:    Our consulting and other category provided approximately 5% of our revenues for the year ended December 31, 2024. We have provided services to businesses and governments in more than 40 countries and on over 100 satellite systems. Our consulting customers have included Airbus, Brit Insurance, Lockheed Martin, MDA Geospatial Services, Mitsubishi Electric, the Defense Advanced Research Projects Agency (“DARPA”), Telkom Indonesia, Viasat, as well as many regional satellite operators around the world.

The combination of our North American broadcast, enterprise and government services businesses, and our international business offers diversity in terms of both the customers, end markets and regions served as well as the services provided. We derived revenues, based on the billing address of the customer, in the following geographic regions:

Geographical Breakdown of Revenues

	Years ended December 31,
($ millions)	2024	2023	2022
North America	$471.1	$569.6	$620.5
Asia and Australia	$36.5	$50.7	$45.1
Latin America and Caribbean	$32.0	$48.7	$57.8
Europe, Middle East and Africa	$31.5	$35.3	$35.8

Our Infrastructure

In-Orbit Satellite Fleet

Our GEO satellite fleet is comprised of 14 satellites offering global coverage with a concentration over the Americas. We also have one LEO satellite, LEO 3, in polar orbit.

Owned in-orbit satellites as of December 31, 2024

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

Satellite Control Center and Earth Station Facilities

Our primary Satellite Control Center (“SCC”) is located at our headquarters in Ottawa, Ontario. The SCC is the hub for our satellite-related activities. The facility is staffed 24 hours per day and currently operates 11 Telesat owned satellites: Anik F1R, Anik F2, Anik F3, Anik G1, Nimiq 2, Nimiq 4, Nimiq 5, Nimiq 6, Telstar 11N, Telstar 12 VANTAGE, and Telstar 18 VANTAGE. We also operate other satellites for third parties from our SCC in Ottawa. We operate our Telstar 14R/Estrela do Sul 2 satellite and our Telstar 19 VANTAGE satellite from our SCC in Rio de Janeiro, Brazil. The Anik F4 and LEO 3 satellites are operated on our behalf by SES and UTIAS SFL respectively. Our headquarters is located at 160 Elgin Street, Ottawa where we lease approximately 75,900 square feet. The lease expires on July 31, 2029, and we have two options to extend for an additional five years each.

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

Background and Overview of Telesat Lightspeed

A key growth opportunity is our deployment of Telesat Lightspeed. We believe that Telesat Lightspeed has the potential to revolutionize global broadband internet connectivity and allow Telesat to rapidly and profitably grow its business. For this reason, we have invested significant time and resources to develop this innovative constellation of LEO satellites, which we believe will be among the most capable and technologically advanced satellite-based enterprise grade networks in the world. The success of Telesat Lightspeed is expected to be driven by the compelling value proposition it represents in the market, as well as our deep familiarity with our customers, their markets, use cases and needs.

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

Historically, the primary options for these markets have been traditional GEO and MEO satellites. While these satellites can provide coverage in most areas, because of the vast distances between the Earth’s surface and the orbital positions above the Earth occupied by GEO and MEO satellites, the user experience suffers due to high latency (the round-trip time delay between the data source and the data destination), which is prejudicial and, at times, prohibitive for certain consumer and enterprise broadband applications:

•        Consumer applications:    Real-time communications services (e.g. Zoom and FaceTime) show disruptive lag, multi-player gaming experiences are degraded, and encrypted applications such as Virtual Private Networks (remote work access tools) and encrypted websites can experience significant lags or fail altogether.

•        Enterprise applications and real-time communications and controls:    Highly latency-sensitive enterprise applications cannot operate on systems that have a meaningful delay in sending and receiving a signal. Advanced mobile networks, like 5G, cannot operate as intended over high latency backhaul. LEO satellites are 35 times (or more) closer to the Earth than GEO satellites and 8 times (or more) closer than MEO satellites, thereby solving latency issues that exist with GEO and MEO satellites. In addition to offering low latency, however, any potential LEO solution must also be significantly flexible and technologically advanced to dynamically deliver high capacity connectivity where users require it and

____________

2        Ericsson Mobility Report November 2023

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

•        Resilient and Secure:    Mission-critical level of reliability of service. Online activities are now critical for the well-being of individuals, businesses and government users, increasing the emphasis on the resiliency and security of the communications network supporting them. A LEO satellite network is a distributed, multi-node network, making it more resilient to service outages. Further, multiple satellites and multiple beams from a satellite makes it complex to intercept, decipher and jam communications from a LEO constellation unlike traditional GEO satellites, thereby improving the overall security posture. LEO networks with advanced encryption and compliance with government cybersecurity standards (e.g., NIST, IAPRE, etc.) delivers highly secure satcom.

As discussed further below, Telesat Lightspeed has been specifically designed and optimized to meet these requirements.

The Market Opportunity for Telesat Lightspeed in Key Vertical Markets

We estimate that the total addressable market, or TAM, for our GEO business will reach approximately US$15.6 billion by the end of 2025.3 Telesat Lightspeed is expected to significantly increase our TAM. The estimated TAM for LEO is approximately US$425 billion in 2025, which we project will nearly double by 2032 in light of the demand drivers that exist today (e.g., 5G backhaul in terrestrial vertical or passenger connectivity in aviation vertical, and IoT).

The Telesat Lightspeed design has been specifically optimized to serve vertical markets that require fiber-like connectivity beyond the reach of terrestrial networks. Our target markets span four verticals: (i) enterprise and telecom, (ii) aviation, (iii) maritime, and (iv) government. These target markets require all of the features of Telesat Lightspeed, but each also have their own unique requirements, making certain features of Telesat Lightspeed particularly compelling to each of them.

Enterprise and Telecom

We estimate that the enterprise and telecom market opportunity that can be addressed by LEO will be approximately US$415 billion in 2025 and will grow at 7% annually until 2030 to reach approximately US$575 billion. Of the US$415 billion, we estimate that about US$235 billion is the direct-to-consumer market opportunity and about US$180 billion is the enterprise market opportunity. Our estimates are derived from information on the enterprise and telecom data market obtained from a variety of sources, including OECD Broadband statistics, World Bank Country Indicators, Landscan (with respect to population distribution) and management’s analysis and estimates as to the portion of the enterprise and telecom data market that Telesat Lightspeed could address. Enterprise applications include fixed wireless and mobile backhaul, remote enterprise, and health and education. Telesat Lightspeed will initially focus on addressing the enterprise market.

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

Telesat Lightspeed is designed to provide an optimal, low-cost solution that can become the primary connectivity solution in remote areas and a secondary connectivity solution in urban areas. The Telesat Lightspeed “plug & play” versatility is expected to seamlessly integrate with terrestrial networks, vastly simplifying operations as compared to traditional satellite networks. The low latency of our network will enable customers to seamlessly transport encrypted traffic between terrestrial and satellite networks at high data rates, something that is not possible with traditional GEO satellite networks. The network is also expected to provide high throughput for large trunking links in Northern Canada, for island nations and other remote regions.

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

Additional government programs supporting better connectivity to businesses and institutions in remote areas (e.g., agriculture, schools, and hospitals) are also on the rise. Telesat may provide backhaul services to funding recipients of programs such as the following:

•        The U.S. has created a US$20 billion universal broadband program, the Rural Digital Opportunity Fund (“RDOF”), to subsidize service providers to connect underserved areas. The RDOF program incentivizes low latency (sub-100 milliseconds) services that are not deliverable by traditional GEO satellites, but are deliverable by LEO satellites. Further the U.S. has created the US$42 billion Broadband Equity, Access, and Deployment (“BEAD”) program, much of which is dedicated to expanding Internet infrastructure expansion in unserved and underserved areas.

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

Aviation

We estimate the aviation market opportunity addressable by LEO will be US$7 billion in 2025, and will grow by 15% annually to US$15 billion by 2030. The market opportunity includes delivering connectivity services to commercial aircraft and business jets. Airlines are looking to provide value added and differentiated services to customers, such as free in-flight Wi-Fi and on-demand video streaming.

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

Maritime

We estimate the maritime market opportunity that can be addressed by LEO satellite constellations will reach about US$3 billion in 2025 and grow at a 7% annual rate to US$5 billion by 2030. This market includes connectivity to merchant vessels, oil & gas sites, yachts and cruise ships.

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

Government

We estimate the government market opportunity addressable by Telesat Lightspeed will be approximately US$1.8 billion in 2025 and will grow at 23% annually until 2030 to reach approximately US$5.2 billion.7 Telesat will focus on the government demand addressed by commercial satellite operators. Key applications initially include connectivity to government aircrafts, naval vessels and remote sites.

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

Government space architectures are expected in the future to move to multi-orbit “proliferated” constellations, particularly those based on LEO. As more nations demonstrate anti-satellite systems and communications jamming capability, governments are expected to seek LEO constellations made up of hundreds of advanced, interconnected satellites in an inherently more distributed, resilient and secure network than a network comprised of a handful of high-value GEO satellites. LEO constellations also offer real-time low latency connectivity, and global coverage (including the poles). Global low latency communications are a key goal for the unmanned, remotely controlled, sensor platforms, which are vital to government environmental observation, meteorology, and defense. The DoD has made the development of multi-orbit, “hybrid” commercial/government constellations a priority for the new U.S. Space Force. Various DoD agencies have multi-million dollar LEO networks programs involving commercial industry underway, including: DARPA, the Space Development Agency, the Air Force Research Lab and the U.S. Space & Missile Systems Center. Telesat has direct or indirect LEO development contracts with each of these entities.

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

Additional Drivers of Demand Across Verticals and Markets for LEO Services

In addition to the factors driving the projected TAM growth in the key verticals described above, we believe the following trends can be expected to drive satellite services growth in the coming decade:

•        Sovereign Security Requirements:    We believe demand is increasing for services in support of sovereign requirements, and even more so in light of the current geopolitical environment, as countries increase their defense spending and look to diversify the allied governments and service providers they work with to protect and advance their national security interests.

•        Internet of Things:    A vast number of physical objects (e.g., factories, appliances, machinery, electric grids and other infrastructure) now have the capability to monitor their environment, report status, receive instructions, and take action based on information they receive. This is all part of the Internet of Things, or IoT, that already comprises billions of devices in use worldwide and which is forecasted to grow at an approximately 16% average yearly rate until 2029. Reliable communications are essential for IoT to work and, while most IoT connections will likely be by terrestrial wireless, the growth in the number of connected devices is expected to drive increased demand for satellite services.

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

In January 2018, our first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite has validated and de-risked certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. In July 2023, we launched the LEO 3 satellite to continue the demonstrations. We also installed ground infrastructure at our teleport in Allan Park in Canada and Mt. Jackson in the United States to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware who have been participating in trials since the second half of 2018. We have received positive feedback from customers.

We continue to take a number of steps to continue to progress the Telesat Lightspeed business plan, including advancing our arrangements with launch providers, ground systems operators, and antenna manufacturers (to advance the development of economical and high efficiency antenna systems).

On August 11, 2023 Telesat announced that it selected MDA Ltd. as prime satellite manufacturer for its advanced Telesat Lightspeed LEO constellation. Telesat also announced that it expects to receive funding from the Canadian federal and Quebec provincial governments in the combined amount of up to approximately US$2 billion and that this funding, combined with Telesat’s own approximately US$1.6 billion equity contribution, as well as certain vendor financing, would provide the Telesat Lightspeed program with sufficient funds to launch global service, which will occur once the first 156 satellites are in orbit.

On September 13, 2024, Telesat announced that it had entered into definitive agreements with respect to its Telesat Lightspeed Financing.

The GoC will also contribute up to $85 million to Telesat through the GoC’s Strategic Innovation Fund (“SIF”).

We have entered into an agreement with the GoC to bring affordable, high-speed internet connectivity across rural, underserved areas of Canada. Under the terms of our agreement, Telesat would receive $600 million from the GoC over a ten-year period commencing when the Telesat Lightspeed network begins commercial service, which will enable internet and mobility service providers to acquire Telesat Lightspeed capacity at substantially reduced rates to bring universal broadband connectivity to rural, Northern and Indigenous communities across Canada. The partnership with the GoC is expected to generate $1.2 billion for Telesat over ten years, which includes the $600 million from the GoC.

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

•        Interoperability with terrestrial networks:    Customers want to connect to a satellite network as seamlessly as they do to terrestrial fiber networks today. Telesat Lightspeed leverages MEF 3.0 industry-wide network interface standards which enables simple, seamless integration with customers’ terrestrial networks, without the need to integrate proprietary hardware or software. Through MEF 3.0 underlay connectivity service standards, customers can easily understand the capabilities provided by Telesat Lightspeed and how these software-defined digital services can be procured and integrated into their networks; and

•        High level security and resiliency:    With a constellation of interconnected satellites in a mix of orbits designed to optimize coverage and capacity and with multiple beams on each satellite, combined with the ability to dynamically reshape beam patterns on the Earth, we believe Telesat Lightspeed will provide a high level of resiliency and protection against interference never before available in satellite communications. In addition, industry-standard encryption will protect the network control functions, providing a high-level of security.

Since January 2018, we have used the LEO 1 satellite to validate and de-risk key features of our LEO system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. The LEO 1 Satellite was removed from service in July 2023 and was replaced by the LEO 3 satellite to continue the mission. With industry partners and customers, we have conducted successful validations in each of the key vertical markets we are targeting.

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

•        Aviation:    We have successfully demonstrated Telesat Lightspeed network’s IFC service capabilities via our LEO satellite with Honeywell and Anuvu, significantly mitigating the performance risk of LEO connectivity over Ka-band to commercial airplanes.

•        Maritime:    We have successfully demonstrated Telesat Lightspeed network’s fit for maritime satellite communications services via our LEO 1 satellite with NSSL Global and OmniAccess, leaders in maritime connectivity solutions.

•        Government:    Telesat Lightspeed is particularly attractive to governments because of its resilient distributed nature, secure, low latency, and truly global service.

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

Telesat is a leading global satellite operator. Other scaled, global satellite operators include Intelsat S.A. (“Intelsat”), SES S.A. (“SES”), Eutelsat Group (“Eutelsat”), Viasat, and SpaceX. We also compete against a number of nationally or regionally focused satellite operators around the world including Hughes. Telesat competes with these operators based primarily on the quality of our services, location of our orbital slots, performance characteristics of our satellites, price, and overall client needs.

SpaceX and Eutelsat Group/OneWeb both have LEO satellite systems that are now in service, and they continue to add satellites and capacity. There are a number of other LEO satellite systems that have been announced, including Amazon Kuiper and Rivada. We believe that the innovative architecture and advanced technology of Telesat Lightspeed will allow us to compete effectively against any of the other current and proposed systems.

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

•        Existing, engaged customer base:    We are known and trusted by key customers and have a deep understanding of their requirements. Telecommunications, enterprise, and government customers around the world today rely on Telesat to help plan their future mission critical infrastructure needs.

•        Global regulatory experience:    Regulatory compliance is a critical aspect of operating and commercializing a satellite network. Obtaining rights to use spectrum and to gain access to provide service in countries around the world is a complex process. National governments have viewed space, and access to their markets from space, as a critical asset and require compliance with their regulations. The framework for NGSO spectrum rights, both at an individual country level and internationally at the ITU, is evolving, and it is critical to be an active participant in, and have deep knowledge of, these processes. Telesat has extensive experience in all of these areas, as well as credibility with regulators and other industry participants. For further regulatory detail, see “— Regulation.”

•        Strong government participation:    Telesat Lightspeed has received strong participation in Canada at the federal and provincial levels as evidenced by the capacity agreement executed with the GoC to bridge the digital divide and the approximately US$2 billion in Telesat Lightspeed Financing.

Employees

As of December 31, 2024, we and our subsidiaries had approximately 610 permanent full and part-time employees. Approximately 1.9% of our employees are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. We consider our employee relations to be strong.

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

Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in Canada and the United States and in jurisdictions outside of Canada and the United States related to our technology, inventions, improvements and services that are important to the development and implementation of our business. As of December 31, 2024, we owned 62 issued patents, seven of which are in the United States. These patents expire between 2025 and 2039. We also have several pending Canadian, U.S., and international patent applications.

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

Regulation

We are subject to regulation by government authorities in Canada, the U.S. and other countries in which we operate. We are also subject to the ITU radio regulations including the frequency coordination process defined therein.

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

Contribution Collection

Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, telecommunications service providers that exceed a Canadian telecom revenue threshold are required to pay contribution charges, which are fees paid into a central fund used to support the provision of video relay service, and to subsidize the cost of providing cell phone and broadband service in rural, remote and underserved and high-cost serving areas. The charges payable by a telecom service provider are calculated as a percentage of its Canadian telecommunications service revenues, minus certain deductions (e.g., terminal equipment sales and inter-carrier payments). The rate for 2024 has been finalized at 0.46%. An interim rate of 0.46% has been established by the CRTC for 2025.

United States Regulatory Environment

The FCC regulates the provision of satellite services to, from, or within the U.S.

Our U.S.-licensed satellites operate on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual license and market fees to defray the FCC’s regulatory expenses. Annual and quarterly reports must be filed with the Universal Service Administrative Company (“USAC”) covering interstate/international telecommunications revenues. Based on these reports, USAC assesses us for contributions to the FCC’s Universal Service Fund (“USF”). Payments to the USF are made on a quarterly and annual basis. The USF contribution rate is adjusted quarterly, was set at 35.8% for the fourth quarter of 2024 and 36.3% for the first quarter of 2025. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only).

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

ANATEL has authorized us, through our subsidiary, Telesat Brasil Capacidade de Satélites Ltda. (“TBCS”), to operate FSS satellites at the 63° WL orbital location in Ku-band and Ka-band. In December 2008, TBCS entered into a 15-year Concession Agreement with ANATEL which obligates TBCS to operate a Ku-band satellite in accordance with Brazilian telecommunications law and contains provisions to enable ANATEL to levy fines for failure to perform according to the Concession Agreement terms. In May 2015, TBCS was the successful bidder in an ANATEL auction for Ka-Band and Ap30B Planned Ku-band frequency rights at the 63° WL orbital location and the associated 15-year Concession Agreements were signed on March 2, 2016. In November 2023, the aforementioned Ku-band rights granted at 63° WL were renewed for the usage by the Estrela do Sul 2 satellite until December 2026, and for the usage by the Telstar 19 VANTAGE satellite until December 2037.

In addition, ANATEL has accredited TBCS as legal representative in Brazil of two non-Brazilian satellites: Telstar 12 VANTAGE at 15oWL and Anik G1 at 107.3oWL. Telesat Lightspeed is also authorized by ANATEL in Brazil via TBCS.

United Kingdom Regulatory Environment

We own and operate the portion of the ViaSat-1 satellite (115° WL) payload that is capable of providing service within Canada. ViaSat-1 operates in accordance with a license granted by the FCC in the U.S. However, by virtue of an intergovernmental arrangement between the U.S. and the United Kingdom, ViaSat-1 operates in accordance with ITU networks filed by the United Kingdom regulatory agency, OFCOM, on behalf of the Isle of Man. The Isle of Man is a British Crown Dependency and Isle of Man satellite frequency filings are filed with the ITU by OFCOM. ManSat Ltd. has been granted rights by the Isle of Man Government to manage Isle of Man satellite frequency filings. Both Telesat and Viasat have a commercial relationship with ManSat. Viasat and Telesat have agreed to cooperate in their dealings with ManSat with respect to the ViaSat-1 satellite for OFCOM and ITU purposes. The Ka-band and portions of the Ku-band frequencies on Telstar 12 VANTAGE, portions of the Ka-band frequencies on Telstar 18 VANTAGE and the Ka-band frequencies on Telstar 19 VANTAGE, are also filed with the ITU by ManSat on behalf of Telesat. Telesat also received its Satellite (Earth Station Network) license for Telesat Lightspeed from OFCOM.

Landing Rights and Other Regulatory Requirements

Many countries regulate satellite transmission signals to and from their territory. Telesat has been granted authorization for the space segment portion (often referred to as “landing rights”) of its GSO services in major market countries worldwide where this requirement applies. In other countries, there is no such formal authorization requirement (sometimes referred to as “Open Skies”). Telesat also has authorizations for its GSO earth stations in Canada and the U.S.

Telesat Lightspeed regulatory approval

Telesat has a deep understanding of international, regional and domestic regulatory/licensing framework applicable to a NGSO system operating in Ka-band. A comprehensive and methodical approach has been adopted to obtain all required authorizations in synergy/collaboration with partners prior to entry into service.

Telesat has already started acquiring landing rights and other approvals pertaining to a satellite operator. In particular, Telesat has already secured the equivalent of landing rights in the U.S., Canada, Brazil and Peru. Additional applications have recently been submitted in other countries where landing rights are required, with more planned for 2025 based also on commercial priorities. Telesat has also been included in the Australian Foreign Space Objects Determination in May 2022, which paves the way for other licenses for Telesat Lightspeed in Australia. Furthermore, Telesat already holds licenses for Telesat Lightspeed landing stations in Canada and is engaging with regulators in other jurisdictions for additional landing station licenses.

Telesat is also engaging with regulators towards suitable licensing frameworks in a variety of countries/regions. In particular, the 2020 revision of European Decision ECC/DEC(15)041, which grants free circulation and exemption for individual licensing for user terminals like Telesat Lightspeed. Implementation of this Decision2 is all that is needed in most European countries for the user terminals authorization. Telesat also holds a Network License (covering operation of both the satellites and the user terminals) in the UK and is applying for equivalent ones in other countries.

International Regulatory Environment — International Telecommunication Union

The ITU, a Specialized Agency of the United Nations, is responsible for administering access by member states to frequencies in the radio portion of the electromagnetic spectrum. The ITU Radio Regulations set forth the process that member states must follow to secure rights for geostationary satellite networks and non-geostationary satellite systems to use frequencies, and the obligations and restrictions that govern such use. The process includes, for example, a “first-come, first-served” system for gaining access to certain frequencies and time limits for bringing the frequencies into use. Once brought into use, the ITU rules require that there not be a period longer than three years in which a satellite is not operating under the orbital parameters of a filing. In the case of non-geostationary satellite systems there are milestones associated with the deployment of additional satellites in the system.

Canada, the U.S. and other member states have rights to use certain frequencies. Telesat has been authorized by its ITU filing administrations Canada, USA, Brazil and the United Kingdom of Great Britain and Northern Ireland to use certain frequencies. In addition, through a commercial arrangement with satellite operator APT, Telesat has the right to use certain frequencies for which the Kingdom of Tonga has the rights. Authorized frequencies include those already used by our current satellites, and additional frequencies at various geostationary orbital locations or in non-geostationary constellations that have yet to be implemented.

The ITU Radio Regulations also govern the process used by satellite operators to coordinate their operations with other satellite operators to avoid harmful interference. Each member state is required to give notice of, coordinate and register its proposed use of radio frequency assignments with the ITU. The filing and registration process is administered by the ITU Radiocommunications Bureau (“ITU-BR”).

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

The process of ITU filing and notification in the MIFR of frequencies spans a period of seven years, or longer, depending upon the frequency band and the various provisions of the ITU Radio Regulations that may be invoked. Telesat’s authorized frequencies are in various stages of the coordination and notification process. Many frequencies have completed the process and have been registered in the MIFR. In other cases, coordination is on-going so that entry into the MIFR is pending or provisional. This is typical for satellite operators. Depending upon the outcome of coordination discussions, satellite operators may need to make concessions in terms of how a frequency may be used. The failure to reach an appropriate arrangement with such satellite operators may render it impossible to secure entry into the MIFR and result in substantial restrictions on the use and operations of our existing satellites. In the event disputes arise during the coordination process or thereafter, the ITU Radio Regulations set forth procedures

____________

1        https://docdb.cept.org/document/447

2        Currently implemented in 39 out of 46 CEPT countries: Albania, Austria, Belgium, Bosnia and Herzegovina, Bulgaria, Croatia, Cyprus, Check Republic, Croatia, Cyprus, Denmark, Estonia, Finland, France, Georgia, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lichtenstein, Lithuania, Luxembourg, Malta, Moldova, Montenegro, Netherlands, North Macedonia, Norway, Poland, Portugal, Romania, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, UK, Ukraine

for resolving disputes but do not contain a mandatory dispute resolution mechanism or an enforcement mechanism. Rather, the rules invite a consensual dispute resolution process for parties to reach a mutually acceptable agreement. Neither the rules nor international law provide a clear remedy for a party where this voluntary process fails.

Other Orbital Spectrum

We have been authorized by governments to additional frequencies in NGSO orbits or at GSO orbital locations that could be exploited in the future but for which currently there is no operational satellite.

In general, our satellites are subject to various regulatory authorities, and associated obligations to respect the rights of other operators. Telesat’s operations may be limited or precluded by ITU rules or processes, and it is required to coordinate its operations with those of other satellite operators. See “Risk Factors — Risks Relating to Regulatory Matters” for more information about these risks.

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

Satellite insurance falls into three categories: Pre-Launch Insurance, Launch Insurance and In-Orbit Insurance.

Pre-launch insurance:    Pre-launch insurance has historically been purchased by the satellite manufacturer. Historically, we managed our pre-launch risks (i.e., risks during the manufacturing and transport phase) primarily through our contractual arrangements with the satellite manufacturer. For our Telesat Lightspeed program, we will purchase the transport insurance necessary to cover the satellites after they are shipped from the satellite manufacturer’s facilities.

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

In-orbit insurance:    In-orbit (life) insurance provides coverage for total and/or partial losses during the operating phase of a satellite. In-orbit insurance may be purchased at the same time launch insurance is procured (for new satellites) or once the satellite is in orbit, in the case of existing satellites, subject to functionality and insurance market conditions. Premium rates are dependent on the operating condition of the satellite and other satellites of the same design or using the same components as well as prevailing insurance market conditions. Typically, these insurance policies exclude coverage for damage arising from acts of war, anti-satellite devices, lasers and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting our satellites and other satellites of the same design or using the same components that are known at the time the policy is written. We currently do not plan to obtain in-orbit insurance for our Telesat Lightspeed satellites.

Other Insurance Coverage

We comply with the requirements to maintain insurance on our GEO satellites under the terms of the Senior Secured Credit Facilities and indentures that govern the Senior Secured Notes, the 2026 Senior Secured Notes and the Senior Notes. Under the most restrictive of these covenants, we are required to maintain insurance equal to a minimum of 33% of the aggregate net book value of any individual and 50% of the aggregate net book value of all in-orbit GEO satellites, subject to certain exceptions. We are permitted to reduce insurance coverage on our satellites, if, for among other reasons, we have made a good faith determination that in-orbit insurance in the amounts required and on the terms required is not available for a price that is, and on other terms and conditions that are, commercially reasonable or the procurement of such insurance would be subject to exclusions or limitations of coverage that would make the terms of the insurance commercially unreasonable. During 2024, satellite insurance market terms and conditions continued to deteriorate. Insurance underwriters sought significant premium rate increases and additional coverage restrictions. Accordingly, as we determined in 2023, we determined in 2024 that insurance was not available on commercially reasonable terms for certain of our satellites. We have arranged in-orbit insurance policies that generally expire in November 2025, covering approximately 40% of the net book value of our fleet.

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

We do not insure our interests in Anik F1R, Anik F2, Anik F3, Anik F4, Nimiq 4, Telstar 11N, Telstar 14R, Telstar 18V or Nimiq 2. We also do not insure our capacity on ViaSat-1.

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

Telesat Canada is in a contract dispute with its customers Shaw Satellite G.P. and Shaw Satellite Services Inc. (collectively, “Shaw”), regarding payments for services provided to Shaw on the Anik F2 satellite and related ground services pursuant to two agreements with terms ending December 31, 2025. Shaw has purported to terminate both agreements alleging that the Anik F2 RF channel services failed to meet the required performance parameters. While the Anik F2 satellite experienced a North-South thruster failure in late 2021, and was transitioned to inclined operations in late 2022, the Anik F2 satellite remains capable of meeting the performance parameters in the agreements. Telesat Canada commenced an action against Shaw in the Ontario Superior Court of Justice on September 26, 2024 seeking, among other things, damages for breach of contract and breach of the duty of good faith in the amount of $45 million. Shaw has denied that Telesat is entitled to the damages claimed and, among other things, claimed damages against Telesat in the amount of $14 million for breach of contract. While we believe we have a strong position in this contract dispute with Shaw, no assurances can be made on a successful outcome to the dispute and, further, no assurances can be made on recovery of any amounts in connection therewith.

We are subject to audits by taxing authorities in the various jurisdictions in which we operate. In Brazil, we are currently involved in a number of disputes with Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2002 to 2021. The total disputed amount for the period 2002 to 2021, including interest and penalties, is now $93.5 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. We have challenged the assessments. We believe the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

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
Delaware
100%
Loral Holdings Corporation
Delaware
100% participating
20% voting
100%
Telesat CanHold Corporation
British Columbia
Non-participating special voting shares
80% voting
37.36% value
67.38% voting
Telesat Can ULC
British Columbia
62.64% value
32.62% voting
Telesat Canada
Canada
100%
Telesat (IOM) Holdings Limited
Isle of Man
100%
Telesat International Limited
England and Wales
100%
Telesat Spectrum General Partnership
Ontario
87.1% (voting)
4.4%
(voting)
100%
Telesat LEO Holdings Inc.
Canada
8.5% (non-voting)
100%
Telesat Technology Corporation
Canada
Telesat LEO Inc.
Canada
100%
Telesat Spectrum Holdings Corporation
Canada
100%
Telesat Spectrum Corporation
Canada
Unrestricted subsidiary

D.     Property, Plants and Equipment

For a description of our property, plants and equipment, see Item 4.B. “Business Overview”.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     Operating results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (the “MD&A”) for Telesat Corporation is dated March 26, 2025 and provides information concerning our financial condition and results of operations for the year ended December 31, 2024. You should read this MD&A together with Telesat Corporation’s audited consolidated financial statements and the related notes for the year ended December 31, 2024.

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

The information contained in this MD&A takes into account information available up to March 26, 2025, unless otherwise noted.

This MD&A makes reference to certain non-IFRS Accounting Standards measures, namely, Adjusted EBITDA, Adjusted EBITDA margin and Consolidated EBITDA. These measures are not recognized measures under IFRS® Accounting Standards and do not have a standardized meaning prescribed by the IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS Accounting Standards. Rather, these non-IFRS Accounting Standards measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS Accounting Standards measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS Accounting Standards measures in the evaluation of issuers. Our management also uses non-IFRS Accounting Standards measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. For a reconciliation of the non-IFRS Accounting Standards measure to the most closely comparable IFRS Accounting Standards measure, see below under the heading “Non-IFRS Accounting Standards Measures”.

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

These forward-looking statements and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties which are described, but are not limited to, the risks listed below and in the section entitled “Risk Factors” included in Telesat’s annual report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”). There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Factors that could cause actual results to differ from those projected include, but are not limited to (1) risks associated with financial factors, including swings in the global financial markets, fluctuations in interest rates, fluctuations in foreign exchange rates, and access to capital; (2) risks associated with satellite services, including dependence on large customers, launch delays and failures, in-orbit failures and competition; (3) risks and uncertainties associated with Telesat Lightspeed, including overcoming technological challenges, access to spectrum and markets, governmental restrictions or regulations, the impact of inflation on development costs and financing, access to sufficient capital to build and deploy the system and competition from other low earth orbit systems; (4) regulatory risks, such as the effect of industry and government regulations that affect Telesat; and (5) other risks. The foregoing list of important factors is not exclusive. Furthermore, Telesat operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond Telesat’s control.

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

Additional information regarding the Company, including results of operations and variances between the year ended December 31, 2023 and 2022, can be obtained in our Annual Report on Form 20-F for the year ended December 31, 2023 filed on March 28, 2024, on the SEC’s website at https://www.sec.gov and on SEDAR+ at https://www.sedarplus.ca.

OPERATING HIGHLIGHTS

Funding Agreements for Telesat Lightspeed Satellite Constellation

In September 2024, Telesat LEO Inc. (a wholly-owned unrestricted subsidiary of the Company) (“Telesat LEO”) entered into loan agreements with 16342451 Canada Inc., a subsidiary of Canada Development Investment Corporation, a Crown corporation established by the Government of Canada, and with Investissement Quebec, a corporation established by the Government of Quebec (“Telesat Lightspeed Financing”), thus securing the remaining funds required to deploy global service on the Telesat Lightspeed LEO broadband satellite constellation.

The Government of Canada loan is for $2.14 billion and will carry a floating interest rate that is 4.75% above the Canadian Overnight Repo Rate Average (“CORRA”) with a 15-year maturity. Interest is payable in-kind during the Telesat Lightspeed construction period, followed by a 10-year sculpted amortization. Furthermore, the Government of Canada is receiving warrants for 10% of the common shares of Telesat LEO based upon an equity valuation for Telesat LEO of US$3 billion. The Government of Quebec loan is for $400 million and has terms that largely mirror the Government of Canada loan but with warrants for 1.87%, in proportion to the smaller loan amount (together with the warrants issued to the Government of Canada, the “Telesat Lightspeed Financing Warrants”).

The Telesat Lightspeed Financing is secured by substantially all of the assets in our unrestricted subsidiaries. As at November 15, 2024, Telesat met the closing conditions precedent to a drawdown of Telesat Lightspeed Financing and the first request for advance against the Telesat Lightspeed Financing was made on December 13, 2024 in the amounts of $160.1 million and $29.9 million from the Government of Canada and Government of Quebec, respectively, with the funds being received in January 2025.

The second request for advance against the Telesat Lightspeed Financing for $150.0 million was made on March 10, 2025 with the funds expected to be received in April 2025. The request for advance was split between $126.4 million from the Government of Canada and $23.6 million from the Government of Quebec.

We have increased our workforce by approximately 24% in the last 12 months with capital expenditures of $1.2 billion. We plan to launch the first Telesat Lightspeed satellites in mid-2026.

Repurchase of Notes

During the year ended December 31, 2024, we repurchased Senior Secured Notes, 2026 Senior Secured Notes, Senior Unsecured Notes and a portion of our U.S. TLB Facility with an aggregate principal amount of US$262.0 million in exchange for US$114.0 million, resulting in a gain on repurchase of debt of US$148.0 million ($202.5 million).

OVERVIEW OF THE BUSINESS

We are a leading global satellite services operator, providing our customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the requirements of sophisticated satellite users throughout the world. We are organized into two operating segments: GEO and LEO. We provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive, and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance.

As at December 31, 2024, we provided satellite services to customers from our fleet of 14 in-orbit geostationary satellites, as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

We are building what we believe will be one of the world’s most advanced constellations of low earth orbit satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, our first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. In

July 2023, we successfully launched our LEO 3 satellite into orbit and it has since replaced LEO 1. We also deployed ground infrastructure to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware.

In September 2024, Telesat LEO completed the Telesat Lightspeed Financing with the Government of Canada and Government of Quebec for loans of $2.14 billion and $400 million, respectively, for the Telesat Lightspeed constellation. See “— Debt — Telesat Lightspeed Financing — Senior Secured Term Loan Facilities”, below.

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

Expenses

Our operating expenses consist of labor and variable operating expenses which include in-orbit insurance and direct-billed expenses such as third-party contractor services. As we further our Lightspeed deployment, we anticipate that our labor costs will continue to increase.

Interest expense is significant and arises principally from our: Senior Secured Credit Facilities comprised of two outstanding secured credit facilities, which include a revolving facility which matured in 2024 and Term Loan B (“U.S. TLB Facility”) maturing in 2026 (together, the “Senior Secured Credit Facilities”); 6.5% senior unsecured notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “Senior Unsecured Notes”); 4.875% senior secured notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “Senior Secured Notes”); and 5.625% senior secured notes due in December 2026 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “2026 Senior Secured Notes”). The Senior Secured Credit Facilities, Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes are collectively known as “Telesat Canada Debt”.

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

After decades of developing and successfully operating our geosynchronous orbit-based satellite services business, we are now poised to revolutionize the provision of global broadband connectivity by building what we believe will be one of the world’s most advanced constellations of LEO satellites and integrated terrestrial infrastructure, Telesat Lightspeed.

We believe we are well-positioned to serve our customers and the markets in which we participate. Although we pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

Leading into 2025, we remain focused on increasing the utilization of our existing satellites, the deployment of our global Telesat Lightspeed constellation, and identifying and pursuing opportunities to invest in expansion satellite capacity all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Telesat’s net loss for the year ended December 31, 2024, was $302.5 million compared to net income of $583.3 million for the prior year. The unfavorable variation of $885.7 million was principally due to variation in foreign exchange gain (loss) on the conversion of U.S. dollar debt into Canadian dollars, recognition in 2023 of Phase II accelerated clearing payments for the repurposing of U.S. C-band spectrum, higher impairment recorded on our orbital slots and satellites, and a reduction of revenue, partially offset by lower depreciation on satellites due to the end of useful life for accounting purposes and lower income taxes.

Below are the foreign exchange rates used for our audited consolidated financial statements and this MD&A:

	2024	2023	2022
US$ to $ spot rate as at December 31,	1.4384	1.3243	1.3554
US$ to $ average rate for the year ended December 31,	1.3700	1.3493	1.3017

Revenue

	Years ended December 31,		% Increase (Decrease)
($ millions except percentages)	2024	2023
Broadcast	$274.4	$331.8	(17.3)%
Enterprise	267.8	359.7	(25.6)%
Consulting and other	28.9	12.6	129.4%
Revenue	$571.0	$704.2	(18.9)%

Total revenue for the year ended December 31, 2024, decreased by $133.1 million to $571.0 million compared to $704.2 million for the prior year.

Revenue from Broadcast services decreased by $57.4 million for the year ended December 31, 2024, when compared to the prior year. The changes were attributable to a decrease in GEO revenue, due to a reduction of services to, lower rate on the renewal of long-term agreements with, and the termination of certain services by, our North American DTH customers.

Revenue from Enterprise services decreased by $92.0 million for the year ended December 31, 2024, when compared to the prior year. The changes were attributable to a decrease in GEO revenue, primarily due to lower revenue from aero and maritime markets, Latin American customers, and the Canadian and United States governments.

Consulting and other revenue increased by $16.3 million for the year ended December 31, 2024, when compared to the prior year. The increase was was attributable primarily to LEO consulting revenue related to services provided to NASA Goddard Space Flight Center.

Expenses

	Years ended December 31,		% Increase (Decrease)
($ millions except percentages)	2024	2023
Depreciation	$127.3	$182.7	(30.3)%
Amortization	11.3	13.1	(13.4)%
Operating expenses	207.8	204.6	1.6%
Other operating (gains), net	264.9	(265.0)	(200.0)%
Total expenses	$611.3	$135.3	351.8%

Depreciation

Depreciation of satellites, property and other equipment decreased by $55.4 million for the year ended December 31, 2024, when compared to the prior year. The decreases in depreciation were primarily due to the end of useful lives, for accounting purposes, of our Nimiq 4 satellite in September 2023, our Telstar 14R satellite at the beginning of 2024, our Telstar 11N satellite at the end of the first quarter in 2024 and our Nimiq 5 satellite at the end of the third quarter of 2024.

Amortization

Amortization of intangible assets decreased by $1.8 million for the year ended December 31, 2024, when compared to the prior year. The decrease was primarily related to the end of useful life, for accounting purposes, of certain revenue backlog and transponder rights.

Operating Expenses

	Years ended December 31,		% Increase (Decrease)
($ millions except percentages)	2024	2023
Compensation and employee benefits	$110.3	$117.9	(6.4)%
Other operating expenses	59.5	48.1	23.6%
Cost of sales	38.0	38.5	(1.4)%
Operating expenses	$207.8	$204.6	(1.6)%

Total operating expenses increased by $3.2 million for the year ended December 31, 2024, when compared to the prior year.

Compensation and employee benefits decreased by $7.6 million for the year ended December 31, 2024, in comparison to the prior year. The decrease was primarily due to higher capitalized engineering relating to LEO and lower non-cash share-based compensation. This was partly offset by higher wages and benefits in LEO associated with increased hiring and higher bonuses.

Other operating expenses increased by $11.3 million for the year ended December 31, 2024, in comparison to the prior year. The increases were primarily due to higher professional fees in both GEO and LEO, and an increase in bad debt expense in GEO primarily related to Xplore, which went through a restructuring during 2024.

Cost of sales decreased by $0.5 million for the year ended December 31, 2024, when compared to the prior year. The decrease was primarily due to lower GEO equipment sales to Canadian Government and other customers, partially offset by higher consulting costs associated with the LEO consulting services provided to the NASA Goddard Space Flight Center.

Other Operating (Gains) Losses, Net

	Years ended December 31,
($ millions except percentages)	2024	2023
C-band clearing income	$—	$344.9
Impairment	(267.0)	(79.7)
Gain on disposal of subsidiaries	2.6	—
Other	(0.5)	(0.2)
Other operating gains (losses), net	$(264.9)	$265.0

Other operating (gains) losses, net for the year ended December 31, 2024 primarily related to the impairment on certain orbital slots and the Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites.

Other operating (gains) losses, net for the year ended December 31, 2023 primarily related to the recognition of Phase II accelerated clearing payments for the repurposing of U.S. C-band spectrum, partially offset by impairment on certain orbital slots and Telstar 19 VANTAGE.

Interest Expense

	Years ended December 31,		% Increase (Decrease)
($ millions except percentages)	2024	2023
Debt service costs	$227.4	$252.3	(9.8)%
Interest expense on significant financing component	13.8	15.7	(12.0)%
Interest expense on satellite performance incentive payments	1.1	1.5	(21.9)%
Interest expense on employee benefit plans	(0.2)	(0.6)	(75.3)%
Interest expense on leases	1.5	1.5	(0.3)%
Interest expense	$243.8	$270.4	(9.8)%

Interest expense included interest related to our Telesat Canada Debt, as well as interest related to our derivative instruments, significant financing components on certain revenue agreements, satellite performance incentive payments, employee benefit plans and leases.

Debt service costs, which included interest expense on indebtedness and derivative instruments, decreased by $24.8 million for the year ended December 31, 2024, when compared to the prior year. The decreases in interest expense were primarily due to the impact of the repurchases of a portion of our Telesat Canada Debt. This was partially offset by an increase in interest rates on the U.S. TLB Facility and the impact of a stronger U.S. dollar.

Interest expense on significant financing component decreased by $1.9 million for the year ended December 31, 2024, when compared to the prior year. The decreases in interest expense were primarily due to lower average prepayment balances for revenue agreements with a significant financing component.

Interest on satellite performance incentive payments decreased by $0.3 million for the year ended December 31, 2024, when compared to the prior year, primarily due to declining balances of satellite performance incentive liabilities.

Interest expense on employee benefit plans increased by $0.5 million for the year ended December 31, 2024, when compared to the prior year. The increases were primarily due to a higher estimate of interest expense according to actuarial reports.

Interest expense on leases remained constant for the year ended December 31, 2024, when compared to the prior year.

Gain on Repurchase of Debt

	Years ended December 31,
($ millions)	2024	2023
Gain on repurchase of debt	$202.5	$230.1

The gain on repurchase of debt for the year ended December 31, 2024 resulted from our repurchases of: Senior Unsecured Notes with a principal amount of $100.4 million (US$73.8 million) in exchange for $30.4 million (US$22.3 million); Senior Secured Notes with a principal amount of $103.3 million (US$75.0 million) in exchange for $48.4 million (US$35.1 million); 2026 Senior Secured Notes with a principal amount of $16.4 million (US$12.0 million) in exchange for $8.0 million (US$5.9 million); and a portion of the U.S. TLB Facility with a principal amount of $137.9 million (US$101.2 million) in exchange for $69.1 million (US$50.7 million).

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

Interest and Other Income

	Years ended December 31,
($ millions)	2024	2023
Interest and other income	$23.3	$66.5

Interest and other income decreased by $43.2 million for the year ended December 31, 2024, when compared to the prior year. The decrease was principally due to the write-off of certain transaction costs associated with the issuance of the Telesat Lightspeed Financing agreements.

Foreign Exchange

	Years ended December 31,
($ millions)	2024	2023
Gain (loss) on changes in fair value of financial instruments	$(12.8)	$—
Gain (loss) on foreign exchange	$(244.5)	$77.8

The foreign exchange loss for the year ended December 31, 2024 was $244.5 million compared to a foreign exchange gain of $77.8 million for 2023 resulting in an unfavorable change of $322.3 million.

The loss for the year ended December 31, 2024 was mainly the result of a stronger U.S. dollar to Canadian dollar spot rate as at December 31, 2024 ($1.4384), compared to the spot rate as at December 31, 2023 ($1.3243), and the resulting unfavorable impact on the translation of our U.S. dollar denominated Telesat Canada Debt.

The gain for the year ended December 31, 2023 was mainly the result of a weaker U.S. dollar to Canadian dollar spot rate as at December 31, 2023 ($1.3243), compared to the spot rate as at December 31, 2022 ($1.3554), and the resulting favorable impact on the translation of our U.S. dollar denominated Telesat Canada Debt.

The loss on changes in fair value of financial instruments for the year ended December 31, 2024 was $12.8 million related to the changes in the fair value of the Telesat Lightspeed Financing warrants from November 15, 2024 to December 31, 2024.

Income Taxes

	Years ended December 31,
($ millions)	2024	2023
Current tax expense (recovery)	$50.9	$75.8
Deferred tax expense (recovery)	(64.0)	13.8
Tax expense (recovery)	$(13.0)	$89.6

The tax expense (recovery) for the year ended December 31, 2024, was $102.6 million lower than the prior year. The decrease was primarily due to a decrease in operating income and foreign exchange losses.

Backlog

Remaining performance obligations, which we refer to as contracted revenue backlog (“backlog”), represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. As at December 31, 2024, our contracted backlog was approximately $1.1 billion (excluding commitments associated with Telesat Lightspeed). The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. For the last three years, we have had, on average, approximately 79.0% of each year’s total revenue already under contract at the beginning of the year.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience an in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand and short-term investments.

We expect our backlog as at December 31, 2024 to be recognized as follows:

($ millions)	2025	2026	2027	2028	2029	Thereafter
Backlog	$359.5	$234.2	$163.1	$98.2	$78.6	$184.0

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at December 31, 2024, we had $552.1 million of cash and short-term investments, including $341.4 million held in unrestricted subsidiaries. To finance the LEO constellation, we also have in aggregate $2.54 billion of Telesat Lightspeed Financing available to draw, subject to certain conditions. The first request for advance for $190 million was made on December 13, 2024 with the funds received in January 2025.

Cash Flows generated from Operating Activities

Cash generated from operating activities for the year ended December 31, 2024 was $62.5 million, a $107.6 million decrease compared to the prior year. The decrease was primarily due to the decline in revenue, partially offset by a decrease in interest paid, primarily due to the impact of the repurchases of Telesat Canada Debt.

Cash Flows used in Investing Activities

Cash used in investing activities for the year ended December 31, 2024 was $1,091.6 million. This consisted primarily of payments associated with the Telesat Lightspeed constellation, partially offset by a government grant received.

Cash generated from investing activities for the year ended December 31, 2023 was $212.0 million. This consisted of proceeds received from the Phase II accelerated clearing payments for the repurposing of C-band spectrum of $351.4 million. This cash inflow was partially offset by payments associated with the Telesat Lightspeed constellation and the acquired Anik F4 satellite.

Cash Flows used in Financing Activities

Cash used in financing activities for the year ended December 31, 2024 was $170.2 million. This consisted primarily of the repurchase of a portion of our Telesat Canada Debt.

Cash used in financing activities for the year ended December 31, 2023 was $355.7 million. This was primarily due to the repurchase of a portion of our Telesat Canada Debt.

Government Grant

In 2019, we entered into an agreement with the Government of Canada pursuant to which the Government of Canada would contribute up to $85.0 million to support the development of the Telesat Lightspeed constellation through the Government of Canada Strategic Innovation Fund. In return for the grant, Telesat has made a number of commitments to the Government of Canada, including commitments to conduct over $200.0 million of research and development activities in Canada as well as to expand its Canadian workforce.

The costs that were incurred in connection with this program to date are summarized below:

	Years ended December 31,
($ millions)	2024	2023	2022
Satellites, property and other equipment	$1,088.4	$106.9	$51.3
Intangible assets	—	16.4	—
Operating expenses	77.4	48.3	65.8
Total costs incurred	$1,165.8	$171.6	$117.1

Total research and development costs for Telesat Lightspeed for the year ended December 31, 2024 increased by $994.4 million, when compared to the prior year. The increase was primarily driven by an increase in activities in the Telesat Lightspeed program.

Total research and development costs for Telesat Lightspeed for the year ended December 31, 2023 increased by $54.4 million, when compared to the prior year. The increase was primarily driven by an increase in activities in the Telesat Lightspeed program.

The following claims against the government grant have been made to date against the costs associated with the program:

	Years ended December 31,
($ millions)	2024	2023	2022
Satellites, property and other equipment	$5.4	$15.0	$3.5
Operating expenses	8.0	4.5	5.2
Prepaid expenses	—	—	0.1
Total costs incurred	$13.4	$19.5	$8.8

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts. We believe cash and short-term investments as at December 31, 2024 and cash flows from operating activities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest and principal payments on our indebtedness and our capital requirements for our GEO business. Similarly, we believe our existing cash, cash flows from operating activities and drawings on our Telesat Lightspeed Financing will be adequate to cover the cost of the ongoing construction and global service deployment of the Telesat Lightspeed constellation for our LEO business.

We have from time to time used available cash to repurchase some of our existing debt. We may from time to time continue to seek to repay, repurchase, exchange, refinance or otherwise retire our existing debt in open market transactions, privately negotiated transactions, tender offers, exchange offers, pursuant to the term of debt or otherwise. We may also incur additional debt to fund such transactions or exchange existing debt for newly issued debt obligations or equity or equity-like securities. Such transactions, if any, will depend on prevailing market conditions, trading prices of debt from time to time, our liquidity requirements and cash position, contractual restrictions and other factors. The amount involved in any such transactions, individually or in the aggregate, may be material. We cannot provide any assurance as to if or when we will consummate any such transactions or the terms of any such transactions.

The construction of any satellite replacement or expansion program, including expansion of the Telesat Lightspeed constellation, will require significant capital expenditures. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments, cash flows generated from operating activities, cash flows from customer prepayments; export credit agency financing, vendor financing; equity investments, including through the issuance of public equity; additional secured or unsecured debt financing; and government sources. We may also raise additional funding for expansion of the Telesat Lightspeed constellation through the issuance of additional equity of, or debt at, our unrestricted subsidiaries which own, and will operate and commercialize, the Telesat Lightspeed constellation.

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

We are building our planned Telesat Lightspeed constellation in Unrestricted Subsidiaries (as defined in the credit agreement governing our Senior Secured Credit Facilities (the “Credit Agreement”) and indentures governing the Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes (together, the “Indentures”)), and intend to complete the deployment of and operate our Telesat Lightspeed constellation through current or future Unrestricted Subsidiaries.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat Canada and certain of our subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”), which matured in December 2024, was a $200.0 million loan facility available in either U.S. dollar or Canadian dollar equivalent. The Revolving Facility was paid at maturity and there is no balance outstanding.

ii — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility is a US$1,908.5 million facility maturing in December 2026.

Prior to May 9, 2023, the borrowings under our U.S. TLB Facility bore interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat Canada in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%.

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

During the year ended December 31, 2024, we repurchased a portion of our U.S. TLB Facility with a principal amount of $137.9 million (US$101.2 million) in exchange for $69.1 million (US$50.7 million). The repurchases resulted in a gain on repurchase of debt of $68.8 million.

During the year ended December 31, 2023, we repurchased a portion of our U.S. TLB Facility with a principal amount of $177.6 million (US$131.0 million) in exchange for $133.8 million (US$98.8 million). The repurchases resulted in a gain on repurchase of debt of $43.8 million.

As at December 31, 2024, US$1,320.5 million of this facility was outstanding, which represents the full amount available.

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

During the year ended December 31, 2024, we repurchased Senior Secured Notes with a principal amount of $103.3 million (US$75.0 million) in exchange for $48.4 million (US$35.1 million). The repurchases resulted in a gain on repurchase of debt of $54.9 million. The repurchases also resulted in a write-off of the related debt issue costs and prepayment options.

During the year ended December 31, 2023, we repurchased Senior Secured Notes with a principal amount of $133.6 million (US$100.0 million) in exchange for $77.0 million (US$57.6 million). The repurchases resulted in a gain on repurchase of debt of $56.7 million. The repurchases also resulted in a write-off of the related debt issue costs and prepayment options.

As at December 31, 2024, US$225.0 million Senior Secured Notes were outstanding.

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

During the year ended December 31, 2024, we repurchased 2026 Senior Secured Notes with a principal amount of $16.4 million (US$12.0 million) in exchange for $8.0 million (US$5.9 million). The repurchases resulted in a gain on repurchase of debt of $8.4 million. The repurchases also resulted in a write-off of the related debt issue costs and prepayment options.

During the year ended December 31, 2023, we repurchased 2026 Senior Secured Notes with a principal amount of $134.5 million (US$101.0 million) in exchange for $79.6 million (US$59.7 million). The repurchases resulted in a gain on repurchase of debt of $55.0 million. The repurchases also resulted in a write-off of the related debt issue costs and prepayment options.

As at December 31, 2024, US$387.0 million 2026 Senior Secured Notes were outstanding.

Our Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of our assets, excluding the assets of our unrestricted subsidiaries.

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

During the year ended December 31, 2024, we repurchased Senior Unsecured Notes with a principal amount of $100.4 million (US$73.8 million) in exchange for $30.4 million (US$22.3 million). The repurchases resulted in a gain on repurchase of debt of $70.0 million. The repurchases also resulted in a write-off of the related debt issue costs and prepayment options.

During the year ended December 31, 2023, we repurchased Senior Unsecured Notes with a principal amount of $128.9 million (US$95.0 million) in exchange for $53.7 million (US$39.5 million). The repurchases resulted in a gain on repurchase of debt of $75.3 million. The repurchases also resulted in a write-off of the related debt issue costs and prepayment options.

As at December 31, 2024, US$221.3 million Senior Unsecured Notes were outstanding.

Telesat Lightspeed Financing — Senior Secured Term Loan Facilities

To fund our Lightspeed LEO constellation, on September 13, 2024, Telesat LEO Inc. (a wholly owned unrestricted subsidiary of Telesat) entered into the Telesat Lightspeed Financing with the Government of Canada and Government of Quebec for senior secured non-revolving delayed draw term loan facilities in the principal amount of $2,140 million and $400 million, respectively.

The Telesat Lightspeed Financing carries a floating interest rate of 4.75% above the 3-month term CORRA on the outstanding drawn loan amount with a 15-year maturity. All interest accrued on the Telesat Lightspeed Financing until six months after the initial project completion date (a date upon which a certain number of satellites under the LEO project have been launched, with a certain number of satellites made operational and certain other milestones under the agreement being met) shall be added to the principal amount.

Unless accelerated on the event of default as defined in the Telesat Lightspeed Financing, principal repayment of the loan is required on a semi-annual installment basis in 10 years commencing one year after initial project completion date subject to the mandatory repayment of the full amount by the 15th anniversary of the initial draw on the loan. The amount of each semi-annual installment will be calculated as a percentage of the total loan amount as prescribed in the loan agreement.

In addition to the regular repayment, we will also be required to make mandatory prepayment or repayment under certain circumstances including in cases when Telesat LEO has excess cash flow. The Telesat Lightspeed Financing also provides a full or partial prepayment option to Telesat LEO.

The Telesat Lightspeed Financing includes both financial and non-financial covenants that we must comply with.

As consideration for the Telesat Lightspeed Financing, Telesat LEO Inc., before the initial draw on the loan, on November 15, 2024, entered into the Telesat Lightspeed Financing Warrant with the Government of Canada and Government of Quebec which irrevocably granted the Telesat Lightspeed Financing Warrants equivalent to 11.87% of common shares in the capital of Telesat LEO Inc. on a fully diluted basis. The Telesat Lightspeed Financing Warrants are exercisable in whole or in part, at any time after the second anniversary of the date of their issuance and up to 10 years from the issuance date (subject to certain terms and conditions of the warrant agreement) based upon an equity valuation of US$3 billion for Telesat LEO Inc.

On initial recognition, the Telesat Lightspeed Financing Warrants were recorded against other current and long-term assets with the derivative recorded against other current and long-term financial liabilities. The initial fair value impact, as at November 15, 2024, of the Telesat Lightspeed Financing Warrants was $604.3 million. As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the current and long-term assets are transferred to the debt issue costs against the long-term indebtedness. These balances are amortized to the statement of income (loss) using the effective interest method. The carrying amount against the indebtedness as of December 31, 2024 was $Nil.

Debt issue costs of $37.5 million were incurred in connection with the Telesat Lightspeed Financing. These balances are recorded against prepaid expenses and other current assets and long-term assets. As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the prepaid expenses and other current assets and long-term assets are transferred to the debt issue costs against the long-term indebtedness. The liability is subsequently amortized using the effective interest method. The carrying amount against the indebtedness as of December 31, 2024 was $Nil.

For the derivatives recorded against the current and long-term financial liabilities, the balances are marked to market at each reporting date thereafter in the statement of income (loss) as part of the gain (loss) on changes in fair value of financial instruments.

The Telesat Lightspeed Financing is secured by substantially all of the assets in our Unrestricted Subsidiaries. As at November 15, 2024, all conditions precedent to drawdown of the loans under the Telesat Lightspeed Financing have been met.

The first request for advance against the Telesat Lightspeed Financing for $190.0 million was made on December 13, 2024 with the funds received in January 2025. The request for advance was split between $160.1 million from the Government of Canada and $29.9 million from the Government of Quebec.

The second request for advance against the Telesat Lightspeed Financing for $150.0 million was made on March 10, 2025 with the funds expected to be received in April 2025. The request for advance was split between $126.4 million from the Government of Canada and $23.6 million from the Government of Quebec.

Covenant Compliance

As of the date hereof, we were in compliance with the financial covenants of our Telesat Canada Debt and the Telesat Lightspeed Financing.

Debt Service Cost

The interest expense on our Telesat Canada Debt, excluding the impact of the amortization of deferred financing costs, prepayment options and loss on repayment for the year ended December 31, 2024 was $226.6 million. There was no interest expense for the year ended December 31, 2024 tied to our Telesat Lightspeed Financing.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates. As at December 31, 2024, there were no interest rate or currency derivatives that were outstanding.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to the prepayment option on our Senior Unsecured Notes, the prepayment option on our Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes. As at December 31, 2024, the fair value of the embedded derivatives related to the prepayment option on our Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes was $Nil.

In addition, we also have embedded derivatives associated with the Telesat Lightspeed Financing with the Government of Canada and Government of Quebec. As part of the Telesat Lightspeed Financing, Telesat LEO issued the Telesat Lightspeed Financing Warrants representing 11.87% of its total shares on a fully diluted basis, with standard anti-dilution adjustments. The Telesat Lightspeed Financing Warrants can be exercised starting two years after issuance and have a ten-year term.

As at November 15, 2024, at inception, the fair value of the embedded derivatives with respect to the Telesat Lightspeed Financing Warrants were $604.3 million. As at December 31, 2024, the fair value of the embedded derivatives were $617.1 million.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statements of income as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models or frameworks and discounted cash flow analysis, using observable market-based inputs.

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

MATERIAL CASH REQUIREMENTS

A summary of the material cash requirements that are due in each of the next five years and after 2029 are summarized the table below:

($ millions)	2025	2026	2027	2028	2029	Thereafter	Total
Satellite performance incentive payments, including interest(1)	$3.5	$3.6	$2.8	$2.6	$2.6	$3.2	$18.4
Telesat Canada Debt(2)	$—	$2,456.2	$641.9	$—	$—	$—	$3,098.1
Interest on long-term indebtedness(2)	$212.7	$203.2	$28.6	$—	$—	$—	$444.5
Lease liabilities(3)	$3.4	$3.5	$3.5	$3.5	$3.6	$28.6	$46.1
Property lease commitments(4)	$1.1	$1.1	$1.0	$1.0	$1.0	$9.6	$14.9
Commitments for capital expenditures(5)	$561.0	$5.8	$6.5	$—	$—	$—	$573.2
Other operating commitments(6)	$16.5	$9.6	$8.8	$20.4	$19.0	$54.1	$128.5
Contributions to defined benefit plans(7)	$2.6	$—	$—	$—	$—	$—	$2.6

____________

(1)      Satellite performance incentive payments are obligations payable to satellite manufacturers over the lives of certain satellites. Satellite performance incentive payments will be paid through the usage of cash and short-term investments or cash flows from operating activities.

(2)      Balance relates to our Telesat Canada Debt and all corresponding interest thereon, excluding the impact of the amortization of deferred financing costs, loss on repayment and prepayment options. Over the next twelve months, the payments will be made through the usage of cash and short-term investments or cash flows from operating activities. The balance does not include any amount in respect of our Telesat Lightspeed Financing as no amount had been drawn as of December 31, 2024.

(3)      Balance relates to payments to be made in connection with leases. Over the next twelve months, the payments will be made through the usage of cash and short-term investments or cash flows from operating activities, or funds available under Telesat Lightspeed Financing.

(4)      Property lease commitments consists of off-balance sheet contractual obligations for land or building usage. Over the next twelve months, the payments will be made through the usage of cash and short-term investments, cash flows from operating activities, or funds available under Telesat Lightspeed Financing.

(5)      We have entered into contracts for the development of our Telesat Lightspeed constellation and other capital expenditures. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or funds available under Telesat Lightspeed Financing.

(6)      Other operating commitments consisted of third-party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. Over the next twelve months, the payments will be made through the usage of cash and short-term investments, cash flows from operating activities or funds available under Telesat Lightspeed Financing.

(7)      Over the next twelve months, contributions to the defined benefit pension plans will be made through the usage of cash and short-term investments and cash flows from operating activities. Certain contributions subsequent to 2025 are not quantifiable as they are largely dependent on the result of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.

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

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures, are denominated in U.S. dollars. As a result, the volatility of the U.S. currency exposes us to foreign exchange risks.

For the year ended December 31, 2024, we recorded a mainly non-cash foreign exchange loss of approximately $244.5 million due to a stronger U.S. dollar to Canadian dollar spot rate ($1.4384) compared to December 31, 2023 ($1.3243).

For the year ended December 31, 2023, we recorded a mainly non-cash foreign exchange gain of approximately $77.8 million due to a weaker U.S. dollar to Canadian dollar spot rate ($1.3243) compared to December 31, 2022 ($1.3554).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

Years ended December 31,	2024	2023
Revenue	52.6%	52.3%
Operating expenses	45.0%	39.3%
Interest on our indebtedness	100.0%	100.0%

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•        forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and

•        currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness.

Our policy is that we do not use derivative instruments for speculative purposes. As at December 31, 2024, we have no forward currency contracts nor any currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness as at December 31, 2024 and (decreased) increased our net income for the year ended December 31, 2024 by $154.9 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $20.4 million, increased (decreased) our net income by $5.5 million and increased (decreased) our other comprehensive income by $14.8 million as at and for the year ended December 31, 2024.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the year ended December 31, 2024, as summarized in the table below:

($ millions)
Revenue	$15.0
Operating expenses	$4.5
Interest on our indebtedness	$11.4

The sensitivity analyses above assume that all other variables remain constant.

Through our U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective year, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at December 31, 2024.

($ millions, beginning of year)	2025	2026	2027
U.S. TLB Facility	$1,899.5	$1,899.5	$—
Senior Unsecured Notes	318.2	318.2	318.2
Senior Secured Notes	323.6	323.6	323.6
2026 Senior Secured Notes	556.7	556.7	—
U.S. dollar denominated debt balances	$3,098.1	$3,098.1	$641.9

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

Our policy is that we do not use derivative instruments for speculative purposes. In the past, we entered into interest rate swaps to hedge the interest rate risk associated with the variable interest rate on the U.S. denominated Term Loan B. There were no outstanding interest rate swaps as at December 31, 2024 or 2023.

If the interest rates on our variable rate debt increased (decreased) by 0.25%, the result would be a decrease (increase) of $4.7 million to our net income for year ended December 31, 2024.

As at December 31, 2024, through our U.S. TLB Facility we are exposed to interest rate fluctuations. The following table contains the balance of the U.S. TLB facility at the beginning of each respective year, net of our scheduled repayments, and based on the foreign exchange rate as at December 31, 2024.

($ millions)	2025	2026
U.S. TLB Facility	$1,899.5	$1,899.5

Guarantees

In the normal course of business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay counterparties. As a result, we cannot determine how they could affect future liquidity, capital resources or our credit risk profile. We have not made any significant payments under these indemnifications in the past. For more information, see Note 33 of our audited consolidated financial statements.

NON-IFRS ACCOUNTING STANDARDS MEASURES

Adjusted EBITDA

Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS Accounting Standards measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used by management to measure our financial performance. Adjusted EBITDA is defined as operating income (excluding certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used by management to measure our operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and us to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and us to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. We believe that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

We believe that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS Accounting Standards financial measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS Accounting Standards financial measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS Accounting Standards measures.

	Years ended December 31,
($ millions)	2024	2023
Net income (loss)	$(302.5)	$583.3
Tax expense (recovery)	(13.0)	89.6
(Gain) loss on changes in fair value of financial instruments	12.8	—
(Gain) loss on foreign exchange	244.5	(77.8)
Interest and other income	(23.3)	(66.5)
Interest expense	243.8	270.4
Gain on repurchase of debt	(202.5)	(230.1)
Depreciation	127.3	182.7
Amortization	11.3	13.1
Other operating (gains) losses, net	264.9	(265.0)
Non-recurring compensation expenses(1)	2.9	1.1
Non-cash expense related to share-based compensation	17.6	33.0
Adjusted EBITDA	$383.7	$533.7

Revenue	$571.0	$704.2
Adjusted EBITDA Margin	67.2%	75.8%

____________

(1)      Includes severance payments, special compensation and benefits for executives and employees.

Adjusted EBITDA for Telesat Corporation decreased by $150.0 million for the year ended December 31, 2024, when compared to the prior year. The decrease was primarily due to a decrease in revenues coupled with an increase in operating expense, excluding share-based compensation, attributable primarily to higher wages and benefits in LEO and higher bonuses, as discussed above.

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

In addition, there are restrictions of the incurrence of secured debt which is measured by a senior secured leverage ratio of 4.25:1,00, tested quarterly. We refer to this senior secured leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

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

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS Accounting Standards, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS Accounting Standards or (2) cash flows from operating activities determined in accordance with IFRS Accounting Standards. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income (loss), which is an IFRS Accounting Standards measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at https://www.sec.gov.

($ millions)	Year Ended December 31, 2024
Net income (loss)	$(302.5)
Impact of unrestricted subsidiaries	58.6
Consolidated income for Covenant Purposes	(243.9)
Plus:
Income taxes (Note 1)	(22.3)
Interest expense (Note 1)	219.6
Depreciation and amortization expense (Note 1)	136.5
Non-cash share-based compensation and pension expense (Note 1)	20.0
Impairment	267.0
Other	16.6
Increased (decreased) by:
Gain on repurchase of debt	(202.5)
Non-cash (gains) losses resulting from changes in foreign exchange rates (Note 1)	255.9
Consolidated EBITDA for Covenant Purposes	$446.9

____________

Note 1:    Some adjustments for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Debt and Consolidated Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes are non-IFRS Accounting Standards measures. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Senior Secured Credit Facilities and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

($ millions)	As at December 31, 2024
U.S. dollar denominated debt
Term Loan B U.S. Facility (US$)	$1,320.5
Senior Unsecured Notes (US$)	221.3
Senior Secured Notes (US$)	225.0
2026 Senior Secured Notes (US$)	387.0
2,153.8
Foreign exchange adjustment	944.2
Subtotal	3,098.1
Deferred financing costs, prepayment options and loss on repayment	(1.4)
Indebtedness	$3,096.6

(in $ millions)
Indebtedness	$3,096.6
Adjustments for covenant purposes:
Deferred financing costs, prepayment options and loss on repayment	1.4
Add: lease liabilities	31.6
Consolidated Total Debt	3,129.9
Less: Cash and cash equivalents (max. US$100 million)	(143.8)
Consolidated Total Debt for Covenant Purposes	$2,985.8

Consolidated Total Debt	$3,129.9
Less: Unsecured debt (Senior Unsecured Notes)	(318.3)
Consolidated Total Secured Debt	2,811.6
Less: Cash and cash equivalents (max. US$100 million)	(143.8)
Consolidated Total Secured Debt for Covenant Purposes	$2,667.6

As at December 31, 2024, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 6.68:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 5.97:1.00.

The consolidated EBITDA for covenant purposes for the Senior Secured Credit Facilities for the year ended December 31, 2023 was $582.9 million. Detailed information of the calculation is included in Item 5. Operating and Financial Review and Prospects — A. Operating results in the Telesat Corporation’s Annual Report for the year December 31, 2023 on form 20-F filed with the SEC on March 28, 2024, which can be obtained on the SEC website at https://www.sec.gov.

As of the date hereof, we are in compliance with our debt covenants.

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

Condensed Consolidating Statements of Income (Loss)
For the year ended December 31, 2024

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$438,711	$304,889	$19,598	$(192,154)	$571,044
Operating expenses	(1,106)	(1,125)	—	(273,462)	(49,364)	(74,864)	192,154	(207,767)
Depreciation	—	—	—	(13,225)	(104,000)	(1,821)	(8,228)	(127,274)
Amortization	—	—	—	(242)	(2,548)	(330)	(8,217)	(11,337)
Other operating gains (losses), net	—	—	—	(4,847)	(238,609)	—	(21,475)	(264,931)
Operating income (loss)	(1,106)	(1,125)	—	146,935	(89,632)	(57,417)	(37,920)	(40,265)
Income (loss) from equity investments	2,610	9,822	—	(147,122)	1,609	—	133,081	—
Interest expense	(119)	(433)	—	(233,108)	(12,818)	370	2,351	(243,757)
Gain on repurchase of debt	—	—	—	202,493	—	—	—	202,493
Interest and other income (expense)	(3,224)	184	—	269,878	6,198	14,841	(264,563)	23,314
Gain (loss) on changes in fair value of financial instruments	—	—	—	—	—	(12,761)	—	(12,761)
Gain (loss) on foreign exchange	53	99	—	(255,380)	(524)	11,135	90	(244,527)
Income (loss) before income taxes	(1,786)	8,547	—	(16,304)	(95,167)	(43,832)	(166,961)	(315,503)
Tax (expense) recovery	—	(5,937)	—	26,126	(3,181)	(3,333)	(638)	13,037
Net income (loss)	$(1,786)	$2,610	$—	$9,822	$(98,348)	$(47,165)	$(167,599)	$(302,466)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2024

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$(1,786)	$2,610	$—	$9,822	$(98,348)	$(47,165)	$(167,599)	$(302,466)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(665)	357	—	20,636	11,660	178,114	161,918	372,020
Other comprehensive income (loss) from equity investments	210,767	210,410	—	189,774	49,668	—	(660,619)	—
Items that will not be reclassified into profit or loss
Actuarial gain (loss) on defined benefit plans	—	4,277	—	18,411	(60)	—	—	22,628
Income tax on items that will not be reclassified to profit or loss	—	—	—	(4,857)	13	—	—	(4,844)
Total other comprehensive income (loss) from equity investments	17,784	13,507	—	(47)	—	—	(31,244)	—
Total other comprehensive income (loss)	227,886	228,551	—	223,917	61,281	178,114	(529,945)	389,804
Total comprehensive income (loss)	$226,100	$231,161	$—	$233,739	$(37,067)	$130,949	$(697,544)	$87,338

Condensed Consolidating Statements of Income (Loss)
For the year ended December 31, 2023

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$598,083	$372,844	$14,850	$(281,616)	$704,161
Operating expenses	(509)	(1,212)	—	(360,514)	(72,632)	(51,301)	281,616	(204,552)
Depreciation	—	—	—	(36,190)	(146,087)	(1,396)	1,004	(182,669)
Amortization	—	—	—	(781)	(2,669)	(324)	(9,319)	(13,093)
Other operating gains (losses), net	—	—	—	(11,466)	(534,146)	(2,039)	812,650	264,999
Operating income (loss)	(509)	(1,212)	—	189,132	(382,690)	(40,210)	804,335	568,846
Income (loss) from equity investments	30,736	28,873	—	(391,196)	634	—	330,953	—
Interest expense	(69)	(5)	—	(259,223)	(13,767)	4	2,710	(270,350)
Gain on repurchase of debt	—	—	—	230,080	—	—	—	230,080
Interest and other income (expense)	2	724	—	106,710	2,831	44,663	(88,398)	66,532
Gain (loss) on foreign exchange	(620)	(6)	—	75,667	632	1,939	146	77,758
Income (loss) before income taxes	29,540	28,374	—	(48,830)	(392,360)	6,396	1,049,746	672,866
Tax (expense) recovery	—	2,362	—	77,703	(576)	(4,022)	(165,063)	(89,596)
Net income (loss)	$29,540	$30,736	$—	$28,873	$(392,936)	$2,374	$884,683	$583,270

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2023

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$29,540	$30,736	$—	$28,873	$(392,936)	$2,374	$884,683	$583,270
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	791	113	—	(4,559)	(10,306)	(18,236)	(18,788)	(50,985)
Other comprehensive income (loss) from equity investments	(32,988)	(33,101)	—	(28,542)	(13,926)	—	108,557	—
Items that will not be reclassified into profit or loss
Actuarial gain (loss) on defined benefit plans	—	1,246	—	(6,119)	(177)	—	—	(5,050)
Income tax on items that will not be reclassified to profit or loss	—	—	—	1,628	37	—	—	1,665
Total other comprehensive income (loss) from equity investments	(3,385)	(4,631)	—	(140)	—	—	8,156	—
Total other comprehensive income (loss)	(35,582)	(36,373)	—	(37,732)	(24,372)	(18,236)	97,925	(54,370)
Total comprehensive income (loss)	$(6,042)	$(5,637)	$—	$(8,859)	$(417,308)	$(15,862)	$982,608	$528,900

Condensed Consolidating Statements of Income (Loss)
For the year ended December 31, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$649,933	$404,856	$38,313	$(333,933)	$759,169
Operating expenses	(2,968)	(925)	—	(423,873)	(96,655)	(68,501)	333,933	(258,989)
Depreciation	—	—	—	(34,104)	(142,661)	(1,210)	(10,780)	(188,755)
Amortization	—	—	—	(3,172)	(2,559)	(313)	(8,935)	(14,979)
Other operating gains (losses), net	—	—	—	(43)	37	—	13	7
Operating income (loss)	(2,968)	(925)	—	188,741	163,018	(31,711)	(19,702)	296,453
Income (loss) from equity investments	14,409	19,117	—	130,849	3,411	—	(167,786)	—
Interest expense	—	(1,149)	—	(206,447)	(14,121)	(23)	(16)	(221,756)
Gain on repurchase of debt	—	—	—	106,916	—	—	—	106,916
Interest and other income (expense)	13	(29)	—	80,271	728	15,880	(73,387)	23,476
Gain (loss) on change in fair value of financial instruments	—	—	—	4,314	—	—	—	4,314
Gain (loss) on foreign exchange	54	64	—	(237,208)	247	(2,748)	—	(239,591)
Income (loss) before income taxes	11,508	17,078	—	67,436	153,283	(18,602)	(260,891)	(30,188)
Tax (expense) recovery	—	(2,669)	—	(48,319)	1,919	(2,340)	—	(51,409)
Net income (loss)	$11,508	$14,409	$—	$19,117	$155,202	$(20,942)	$(260,891)	$(81,597)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$11,508	$14,409	$—	$19,117	$155,202	$(20,942)	$(260,891)	$(81,597)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(692)	(1,011)	—	12,191	25,603	138,086	(25,721)	148,456
Other comprehensive income (loss) from equity investments	174,869	175,880	—	163,689	41,501	—	(555,939)	—
Items that will not be reclassified into profit or loss
Actuarial gain (loss) on defined benefit plans	—	7,514	—	24,906	862	—	—	33,282
Income tax on items that will not be reclassified to profit or loss	—	—	—	(6,587)	(181)	—	—	(6,768)
Total other comprehensive income (loss) from equity investments	26,514	19,000	—	681	—	—	(46,195)	—
Total other comprehensive income (loss)	200,691	201,383	—	194,880	67,785	138,086	(627,855)	174,970
Total comprehensive income (loss)	$212,199	$215,792	$—	$213,997	$222,987	$117,144	$(888,746)	$93,373

Condensed Consolidating Balance Sheets
As at December 31, 2024

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$895	$4,998	$—	$150,425	$59,066	$336,680	$—	$552,064
Trade and other receivables	1,128	—	—	34,557	16,769	106,476	—	158,930
Other current financial assets	—	4	—	228	333	6	(6)	565
Intercompany receivables	2,017	—	—	237,804	12,885	284	(252,990)	—
Current income tax recoverable	—	1,817	—	26,602	823	526	(515)	29,253
Prepaid expenses and other current assets	—	—	—	4,735	6,716	273,836	(4,827)	280,460
Total current assets	4,040	6,819	—	454,351	96,592	717,808	(258,338)	1,021,272
Satellites, property and other equipment	—	—	—	81,255	467,204	1,721,521	7,163	2,277,143
Deferred tax assets	—	—	—	—	12,837	—	(9,778)	3,059
Other long-term financial assets	—	8,464	—	48,301	4,537	81	(51,616)	9,767
Long-term income tax recoverable	—	—	—	6,993	—	—	—	6,993
Other long-term assets	—	—	—	99,987	—	416,520	—	516,507
Intangible assets	—	—	—	362	363,320	188,774	(54,990)	497,466
Investment in affiliates	388,133	471,533	—	2,719,014	53,309	—	(3,631,989)	—
Goodwill	—	—	—	549,162	—	—	2,063,810	2,612,972
Total assets	$392,173	$486,816	$—	$3,959,425	$997,799	$3,044,704	$(1,935,738)	$6,945,179

Liabilities
Trade and other payables	$39	$5	$—	$21,409	$7,132	$129,691	$—	$158,276
Other current financial liabilities	4	—	—	23,461	3,024	—	(6)	26,483
Intercompany payables	312	367	—	10,259	236,319	5,733	(252,990)	—
Income taxes payable	—	5,851	—	—	—	577	(515)	5,913
Other current liabilities	—	—	—	38,734	31,234	766	(4,828)	65,906
Total current liabilities	355	6,223	—	93,863	277,709	136,767	(258,339)	256,578
Long-term indebtedness	—	—	—	3,096,615	—	—	—	3,096,615
Deferred tax liabilities	—	—	—	156,000	—	27,742	(8,198)	175,544
Other long-term financial liabilities	8,464	209	—	19	56,345	617,135	(51,616)	630,556
Other long-term liabilities	—	3,217	—	123,382	160,800	1,782	—	289,181
Total liabilities	8,819	9,649	—	3,469,879	494,854	783,426	(318,153)	4,448,474
Total shareholders’ equity	383,354	477,167	—	489,546	502,945	2,261,278	(1,617,585)	2,496,705
Total liabilities and shareholders’ equity	$392,173	$486,816	$—	$3,959,425	$997,799	$3,044,704	$(1,935,738)	$6,945,179

Condensed Consolidating Balance Sheets
As at December 31, 2023

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$708	$7,800	$—	$280,859	$140,561	$1,239,161	$—	$1,669,089
Trade and other receivables	—	—	—	32,517	20,702	25,070	—	78,289
Other current financial assets	—	64	—	—	306	402	(141)	631
Intercompany receivables	381	1	—	233,258	74,307	714	(308,661)	—
Current income tax recoverable	—	1,687	—	12,495	2,081	314	(67)	16,510
Prepaid expenses and other current assets	3,281	—	—	7,606	10,977	38,958	(8,653)	52,169
Total current assets	4,370	9,552	—	566,735	248,934	1,304,619	(317,522)	1,816,688
Satellites, property and other equipment	—	—	—	91,410	587,731	539,418	41,739	1,260,298
Deferred tax assets	—	—	—	—	11,895	—	(8,941)	2,954
Other long-term financial assets	—	8,322	—	2,080	4,553	—	(8,322)	6,633
Long-term income tax recoverable	—	—	—	7,497	—	—	—	7,497
Other long-term assets	—	—	—	79,648	291	—	—	79,939
Intangible assets	—	—	—	604	557,269	174,119	(39,236)	692,756
Investment in affiliates	424,652	505,476	—	2,928,832	126,687	—	(3,985,647)	—
Goodwill	—	—	—	549,162	—	—	1,897,441	2,446,603
Total assets	$429,022	$523,350	$—	$4,225,968	$1,537,360	$2,018,156	$(2,420,488)	$6,313,368

Liabilities
Trade and other payables	$106	$43	$—	$22,735	$7,950	$12,792	$—	$43,626
Other current financial liabilities	64	—	—	26,526	2,573	—	(102)	29,061
Intercompany payables	186	282	—	74,494	223,566	10,133	(308,661)	—
Income taxes payable	—	—	—	—	142	1,795	(16)	1,921
Other current liabilities	—	—	—	47,989	23,474	300	(8,644)	63,119
Total current liabilities	356	325	—	171,744	257,705	25,020	(317,423)	137,727
Long-term indebtedness	—	—	—	3,197,019	—	—	—	3,197,019
Deferred tax liabilities	—	—	—	216,527	—	25,541	(6,821)	235,247
Other long-term financial liabilities	8,322	192	—	79	14,646	—	(8,301)	14,938
Other long-term liabilities	—	9,147	—	135,125	185,182	—	—	329,454
Total liabilities	8,678	9,664	—	3,720,494	457,533	50,561	(332,545)	3,914,385
Total shareholders’ equity	420,344	513,686	—	505,474	1,079,827	1,967,595	(2,087,943)	2,398,983
Total liabilities and shareholders’ equity	$429,022	$523,350	$—	$4,225,968	$1,537,360	$2,018,156	$(2,420,488)	$6,313,368

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2024

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$(1,786)	$2,610	$—	$9,822	$(98,348)	$(47,165)	$(167,599)	$(302,466)
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	13,225	104,000	1,821	8,228	127,274
Amortization	—	—	—	242	2,548	330	8,217	11,337
Tax expense (recovery)	—	5,937	—	(26,126)	3,181	3,333	638	(13,037)
Interest expense	119	433	—	233,108	12,818	(370)	(2,351)	243,757
Interest income	(56)	(184)	—	(7,005)	(6,414)	(54,688)	2,351	(65,996)
(Gain) loss on foreign exchange	(53)	(99)	—	255,380	524	(11,135)	(90)	244,527
(Gain) loss on changes in fair value of financial instruments	—	—	—	—	—	12,761	—	12,761
Share-based compensation	—	—	—	14,859	2,578	120	—	17,557
(Income) loss from equity investments	(2,610)	(9,822)	—	147,122	(1,609)	—	(133,081)	—
(Gain) loss on disposal of assets	—	—	—	216	318	—	—	534
Gain on disposal of a subsidiary		—	—	4,631	—	—	(7,251)	(2,620)
Gain on repurchase of debt	—	—	—	(202,493)	—	—	—	(202,493)
Impairment	—	—	—	—	238,291	—	28,726	267,017
Deferred revenue amortization	—	—	—	(21,294)	(36,750)	—	—	(58,044)
Pension expense	—	712	—	4,936	—	—	—	5,648
Non-cash other income (expense)	3,281	—	—	425	—	30,196	—	33,902
Other	—	—	—	951	6,529	31	—	7,511
Income taxes paid, net of income taxes received	—	(227)	—	(52,005)	(2,585)	(5,693)	—	(60,510)
Interest paid, net of interest received	(63)	177	—	(223,857)	5,040	57,108	—	(161,595)
Government grant received		—	—	—	—	2,520	—	2,520
Operating assets and liabilities	1,625	(2,777)	—	(116,920)	100,272	(27,056)	(264)	(45,120)
Net cash from (used in) operating activities	457	(3,240)	—	35,217	330,393	(37,887)	(262,476)	62,464

Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	—	—	(1,045,671)	—	(1,045,671)
Cash payments related to property and other equipment	—	—	—	(3,446)	(388)	(61,765)	795	(64,804)
Purchase of intangible assets	—	—	—	—	(52)	(4,995)	4,995	(52)
Net proceeds from disposal of subsidiaries		—	—	3,613	—	—	—	3,613
Proceeds from disposal of assets		—	—	5,790	—	—	(5,790)	—
Government grant received		—	—	—	—	15,359	—	15,359
Return of capital to shareholder	—	—	—	151,274	—	—	(151,274)	—
Investment in affiliates	—	—	—	(163,224)	—	—	163,224	—
Net cash (used in) generated from investing activities	—	—	—	(5,993)	(440)	(1,097,072)	11,950	(1,091,555)

Cash flows (used in) generated from financing activities
Repurchase of indebtedness	—	—	—	(155,903)	—	—	—	(155,903)
Payment of principal on lease liabilities	—	—	—	(1,492)	(563)	(367)	—	(2,422)
Satellite performance incentive payments	—	—	—	(2,321)	(2,251)	—	—	(4,572)
Return of capital to shareholder	—	—	—	—	(151,274)	—	151,274	—
Proceeds from exercise of stock options	—	—	—	426	—	—	—	426
Tax withholdings on settlement of restricted share units	(346)	—	—	(6,918)	(378)	(90)	—	(7,732)
Proceeds from issuance of share capital	—	—	—	—	—	163,224	(163,224)	—
Dividends paid	—	—	—	—	(262,476)	—	262,476	—
Net cash (used in) generated from financing activities	(346)	—	—	(166,208)	(416,942)	162,767	250,526	(170,203)
Effect of changes in exchange rates on cash and cash equivalents	76	438	—	6,550	5,494	69,711	—	82,269
Changes in cash and cash equivalents	187	(2,802)	—	(130,434)	(81,495)	(902,481)	—	(1,117,025)
Cash and cash equivalents, beginning of year	708	7,800	—	280,859	140,561	1,239,161	—	1,669,089
Cash and cash equivalents, end of year	$895	$4,998	$—	$150,425	$59,066	$336,680	$—	$552,064

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2023

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$29,540	$30,736	$—	$28,873	$(392,936)	$2,374	$884,683	$583,270
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	36,190	146,087	1,396	(1,004)	182,669
Amortization	—	—	—	781	2,669	324	9,319	13,093
Tax expense (recovery)	—	(2,362)	—	(77,703)	576	4,022	165,063	89,596
Interest expense	69	5	—	259,223	13,767	(4)	(2,710)	270,350
Interest income	(2)	(110)	—	(17,043)	(4,726)	(44,667)	2,710	(63,838)
(Gain) loss on foreign exchange	620	6	—	(75,667)	(632)	(1,939)	(146)	(77,758)
Share-based compensation	(692)	—	—	32,473	3,774	(2,540)	—	33,015
(Income) loss from equity investments	(30,736)	(28,873)	—	391,196	(634)	—	(330,953)	—
(Gain) loss on disposal of assets	—	—	—	11,466	(36)	2,039	(13,528)	(59)
Gain on repurchase of debt	—	—	—	(230,080)	—	—	—	(230,080)
Impairment	—	—	—	—	534,182	—	(454,442)	79,740
Deferred revenue amortization	—	—	—	(28,284)	(30,080)	(973)	—	(59,337)
Pension expense	—	684	—	4,990	—	—	—	5,674
Other	—	—	—	1,299	1,659	—	—	2,958
C-band clearing income	—	—	—	—	—	—	(344,892)	(344,892)
Income taxes paid, net of income taxes received	—	(186)	—	(58,227)	(5,748)	(2,680)	—	(66,841)
Interest paid, net of interest received	(62)	110	—	(255,642)	3,110	43,223	—	(209,261)
Government grant received	—	—	—	—	—	972	—	972
Operating assets and liabilities	1,958	(8,710)	—	(8,344)	(1,800)	(17,328)	(4,988)	(39,212)
Net cash from (used in) operating activities	695	(8,700)	—	15,501	269,232	(15,781)	(90,888)	170,059

Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	(8,934)	—	(74,385)	—	(83,319)
Cash payments related to property and other equipment	—	—	—	(12,297)	(635)	(29,988)	—	(42,920)
Purchase of intangible assets	—	—	—	(13,211)	(56)	—	—	(13,267)
Return of capital to shareholder	—	11,807	—	172,074	—	—	(183,881)	—
Investment in affiliates	—	—	—	—	(750)	—	750	—
Government grant received	—	—	—	—	—	117	—	117
C-band clearing proceeds	—	—	—	—	—	351,438	—	351,438
Net cash (used in) generated from investing activities	—	11,807	—	137,632	(1,441)	247,182	(183,131)	212,049

Cash flows (used in) generated from financing activities
Repurchase of indebtedness	—	—	—	(344,014)	—	—	—	(344,014)
Payment of principal on lease liabilities	—	—	—	(1,277)	(492)	(402)	—	(2,171)
Satellite performance incentive payments	—	—	—	(4,437)	(1,948)	—	—	(6,385)
Return of capital to shareholder	—	—	—	(11,807)	(172,074)	—	183,881	—
Proceeds from exercise of stock options	—	—	—	27	—	—	—	27
Tax withholdings on settlement of restricted share units	—	—	—	(2,883)	(247)	(68)	—	(3,198)
Proceeds from issuance of share capital	—	—	—	—	—	750	(750)	—
Dividends paid	—	—	—	(10)	(85,545)	(5,333)	90,888	—
Net cash (used in) generated from financing activities	—	—	—	(364,401)	(260,306)	(5,053)	274,019	(355,741)
Effect of changes in exchange rates on cash and cash equivalents	(5)	(49)	—	(3,979)	(3,637)	(27,400)	—	(35,070)
Changes in cash and cash equivalents	690	3,058	—	(215,247)	3,848	198,948	—	(8,703)
Cash and cash equivalents, beginning of year	18	4,742	—	496,106	136,713	1,040,213	—	1,677,792
Cash and cash equivalents, end of year	$708	$7,800	$—	$280,859	$140,561	$1,239,161	$—	$1,669,089

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2022

	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$11,508	$14,409	$—	$19,117	$155,202	$(20,942)	$(260,891)	$(81,597)
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	34,104	142,661	1,210	10,780	188,755
Amortization	—	—	—	3,172	2,559	313	8,935	14,979
Tax expense (recovery)	—	2,669	—	48,319	(1,919)	2,340	—	51,409
Interest expense	—	1,149	—	206,447	14,121	23	16	221,756
Interest income	(13)	(16)	—	(6,361)	(1,293)	(15,881)	—	(23,564)
(Gain) loss on foreign exchange	(54)	(64)	—	237,208	(247)	2,748	—	239,591
(Gain) loss on changes in fair value of financial instruments	—	—	—	(4,314)	—	—	—	(4,314)
Share-based compensation	692	—	—	61,629	3,750	1,357	—	67,428
(Income) loss from equity investments	(14,409)	(19,117)	—	(130,849)	(3,411)	—	167,786	—
(Gain) loss on disposal of assets	—	—	—	43	(37)	—	(13)	(7)
Gain on repurchase of debt	—	—	—	(106,916)	—	—	—	(106,916)
Deferred revenue amortization	—	—	—	(32,233)	(27,503)	(17,339)	—	(77,075)
Pension expense	—	540	—	7,047	—	—	—	7,587
Other	—	—	—	(2,454)	1,270	—	—	(1,184)
Income taxes paid, net of income taxes received	—	(39)	—	(91,993)	(3,449)	(2,662)	—	(98,143)
Interest paid, net of interest received	13	16	—	(177,578)	(358)	14,794	—	(163,113)
Government grant received	—	—	—	—	—	10,703	—	10,703
Operating assets and liabilities	2,277	1,625	—	(41,352)	12,929	17,653	124	(6,744)
Net cash from (used in) operating activities	14	1,172	—	23,036	294,275	(5,683)	(73,263)	239,551

Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	—	—	(31,805)	—	(31,805)
Cash payments related to property and other equipment	—	—	—	(3,931)	(522)	(28,248)	—	(32,701)
Purchase of intangible assets	—	—	—	—	(71)	—	—	(71)
Return of capital to shareholder	—	23,290	—	191,248	—	—	(214,538)	—
Government grant received	—	—	—	—	—	11,621	—	11,621
C-band clearing proceeds	—	—	—	—	—	64,651	—	64,651
Net cash (used in) generated from investing activities	—	23,290	—	187,317	(593)	16,219	(214,538)	11,695

Cash flows (used in) generated from financing activities
Repurchase of indebtedness	—	—	—	(97,234)	—	—	—	(97,234)
Payment of principal on lease liabilities	—	—	—	(1,193)	(944)	(361)	—	(2,498)
Satellite performance incentive payments	—	—	—	(4,896)	(1,771)	—	—	(6,667)
Final Transaction adjustment payment	—	(20,790)	—	—	—	—	—	(20,790)
Return of capital to shareholder	—	—	—	(23,290)	(191,248)	—	214,538	—
Dividends paid	—	—	—	—	(73,263)	—	73,263	—
Net cash (used in) generated from financing activities	—	(20,790)	—	(126,613)	(267,226)	(361)	287,801	(127,189)
Effect of changes in exchange rates on cash and cash equivalents	—	166	—	43,588	8,922	51,466	—	104,142
Changes in cash and cash equivalents	14	3,838	—	127,328	35,378	61,641	—	228,199
Cash and cash equivalents, beginning of year	4	904	—	368,778	101,335	978,572	—	1,449,593
Cash and cash equivalents, end of year	$18	$4,742	$—	$496,106	$136,713	$1,040,213	$—	$1,677,792

CURRENT SHARE INFORMATION

The number of shares and stated value of the outstanding Class A common shares and Class B variable voting shares (“Telesat Public shares”), and Class C fully voting shares and Class C limited voting shares (together, the “Class C shares”) as at December 31, 2024, were as follows:

(in thousands of $, except number of shares)	Number of shares	Stated value
Telesat Public Shares	14,080,010	$52,742
Class C Shares	112,841	6,340
	14,192,851	$59,082

The breakdown of the number of Telesat Public Shares, as at December 31, 2024, was as follows:

Telesat Public shares
Class A Common shares	2,442,921
Class B Variable voting shares	11,637,089
Total Telesat Public shares	14,080,010

The split between the Class A Common shares and Class B Variable Voting shares in the table above is based on information available to us as at December 31, 2024.

In addition, we have one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at December 31, 2024 and 2023.

The number of outstanding stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) issued under our Omnibus Plan and Historic Plans as at December 31, 2024 were as follows:

	Historic Plan	Omnibus Plan
Stock Options	52,628	773,178
RSUs with time criteria	—	964,705
RSUs with time and performance criteria	124,080	—
PSUs with time and performance criteria	—	555,162
DSUs	—	189,434
	176,708	2,482,479

Each of the foregoing securities can be settled or exercised, as applicable, for Telesat Public Shares.

The number and stated value of the outstanding LP Units issued by Telesat Partnership LP as at December 31, 2024, were as follows:

(in thousands of $, except number of units)	Number of units	Stated value
Class A and Class B LP Units	18,321,792	$50,141
Class C LP Units	18,098,362	38,893
	36,420,154	$89,034

On consolidation into Telesat Corporation, the stated value of the LP Units is included in non-controlling interest.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 4 of our audited consolidated financial statements.

Critical judgments in applying accounting policies

Deferred revenue

Certain of our revenue agreements were noted to have a significant financing component. Judgment by management is required to determine the discount rate used in the significant financing component calculation. There were no new agreements entered into in 2024 which included a significant financing component.

Lease liability

Judgment by management is required in the determination of the likelihood that the lease renewal periods will be exercised as well as the determination of the incremental borrowing rate. There were no new material lease agreements in 2024.

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

Critical accounting estimates and assumptions

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities are measured at fair value. When quoted market values are unavailable for our financial instruments, and in the absence of an active market, we determine fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or we make use of internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities, and the amount of gains or losses on changes in fair value recorded to net income could vary. The discount rates used to discount cash flows as at December 31, 2024 ranged from 4.37% to 4.63% while as at December 31, 2023 the discount rates ranged from 4.06% to 5.59%.

Impairment of goodwill

Goodwill represented $2,613.0 million of our total assets as at December 31, 2024 (December 31, 2023 – $2,446.6 million). Determining whether goodwill is impaired using a quantitative approach requires an estimation of our fair value, which requires us to estimate the future cash flows expected to arise from operations and to make assumptions regarding the underlying business plan, discount rates, and growth rate assumptions. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis. The discount rate utilized on the goodwill impairment assessment ranged from 10.0% to the midpoint between 15% and 20% in 2024 (2023 – 9.5% to the midpoint between 15% and 20%).

Impairment of intangible assets

Intangible assets represented a significant portion of our total assets as at December 31, 2024. We test intangible assets for impairment annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The quantitative impairment analysis requires us to estimate the future cash flows expected to arise from operations, and to make assumptions regarding the underlying business plan, discount rates, growth rate assumptions and royalty rate. Significant judgments are made in establishing these assumptions. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis. The discount rate utilized on the intangible assets impairment assessment ranged from 10% to the midpoint between 15% and 20% in 2024 (2023 – ranged from 9.0% to 9.5% to the midpoint between 15% and 20%).

Indefinite life intangible assets are tested for impairment at the individual CGU level. In the case of orbital slots, the CGU is based on geography. During the year ended December 31, 2024 and 2023, as a result of impairment testing of the geographical CGUs, there was an impairment of $191.0 million and $66.0 million, respectively, recorded against intangible assets and $36.3 million and $13.8 million, respectively, recorded against satellites, property and other equipment. For additional details of the impairment that was recorded, refer to Notes 16 and 17 of the 2024 consolidated financial statements.

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

Determination of useful life of satellites and finite life intangible assets

The estimated useful life and depreciation method for satellites and finite life intangible assets are reviewed annually, with the effect of any changes in estimate being accounted for on a prospective basis. Any change in these estimates may have a significant impact on the amounts reported. There were no changes in the estimated useful lives of satellites and intangible assets during 2024.

Income taxes

We assess the recoverability of deferred tax assets based upon an estimation of our projected taxable income using enacted or substantially enacted tax laws, and our ability to utilize future tax deductions before they expire. Actual results could differ from expectations.

Telesat Lightspeed Financing Warrants

Telesat LEO Inc. has issued the Telesat Lightspeed Financing Warrants as part of the Telesat Lightspeed Financing. The Telesat Lightspeed Financing Warrants are measured at fair value. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows, value of Lightspeed operations and discount rates. As a result, the fair value of financial liabilities, and the amount of gains or losses on changes in fair value recorded to net income could vary. The discount rate used as at December 31, 2024 was 4.58%.

ACCOUNTING STANDARDS

Future Changes in Accounting Policies

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to us are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

IFRS 18, Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures in Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and give investors a better basis for analyzing and comparing companies.

IFRS 18 introduces three new sets of requirements:

1) Improved comparability in the statement of profit or loss (income statement) which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the income statement, provide new defined subtotals, including operating profit.

2) Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

3) More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

We are currently evaluating the impact of this new standard.

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

Name	Province/State and Country of Residence	Age as of December 31, 2024	Position	Principal Occupation for the Last 5 Years
Directors
Mr. Michael Boychuk(2)	Baie-D-Urfe, Quebec, Canada	69	Director	Corporate Director
Ms. Jane Craighead	Elizabethtown, Ontario, Canada	65	Director	Corporate Director, Former Senior Vice President, Scotiabank
Mr. Richard Fadden	Ottawa, Ontario, Canada	73	Director	Corporate Director/Advisor
Mr. Daniel Goldberg	Ottawa, Ontario, Canada	59	Director	President and Chief Executive Officer, Telesat Canada
Mr. Henry Intven	Victoria, British Columbia, Canada	76	Director	President, Haro Strait Consulting Inc.
Mr. David Morin(2)	Montreal, Quebec, Canada	44	Director	Managing Director, Private Equity, PSP Investments
Dr. Mark H. Rachesky(1)	New York, NY, USA	65	Director	Founder and Chief Investment Officer, MHR Fund Management LLC
Mr. Guthrie Stewart(2)	Westmount, Quebec, Canada	69	Director	Corporate Director, Former Executive, PSP Investments
Mr. Michael B. Targoff(1)	Jupiter, FL, USA	80	Director	Former Vice Chairman, Loral Space & Communications Inc.
Janet Yeung(1)	New York, NY, USA	60	Director	Principal and General Counsel, MHR Fund Management LLC

Name	Province/State and Country of Residence	Age as of December 31, 2024	Position	Principal Occupation for the Last 5 Years
Senior Management*
Mr. Daniel Goldberg	Ottawa, Ontario, Canada	59	President and Chief Executive Officer	President and Chief Executive Officer
Ms. Michèle Beck	Ottawa, Ontario, Canada	59	Senior Vice President, Canadian Sales	Senior Vice President, Canadian Sales, Vice President, North American Sales
Mr. Andrew Browne	Ottawa, Ontario, Canada	69	Chief Financial Officer	Chief Financial Officer, Telesat
Mr. Christopher S. DiFrancesco	Ottawa, Ontario, Canada	61	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary
Mr. John Flaherty	Ottawa, Ontario, Canada	59	Vice President, Business Planning & Marketing	Vice President, Business Planning & Marketing
Mr. Michel Forest	Ottawa, Ontario, Canada	58	Chief Technology Officer	Chief Technology Officer, Telesat Vice President of LEO System Engineering, Telesat
Mr. Glenn Katz	St. Albans, VT USA	62	Chief Commercial Officer	Chief Commercial Officer, Telesat, Senior Vice President and General Manager, Comcast
Mr. Michael C. Schwartz	Tucson, AZ USA	60	Senior Vice President, Corporate & Business Development	Senior Vice President, Corporate & Business Development
Mr. Asit Tandon	Oakville, Ontario, Canada	54	Chief Network and Information Officer	Chief Network and Information Officer, Telesat Vice President of Network Technology, Rogers Communications
Ms. France Teasdale	Chelsea, Quebec, Canada	57	Vice President, People	Vice President, People, Telesat Human Resources Director, Héroux-Devtek

____________

(1)      If such person is unable or unwilling to serve as a Director, a replacement may be designated pursuant to the Investor Rights Agreement by and between MHR and Telesat Corporation.

(2)      If such person is unable or unwilling to serve as a Director, a replacement may be designated pursuant to the Investor Rights Agreement by and between PSP Investments and Telesat Corporation.

(3)      Such Director serves as the Chief Executive Officer of Telesat Corporation.

*        David Wendling, former Chief Technical Officer, retired at the end of February 2025.

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

Jane Craighead is a Chartered Professional Accountant (CPA) and a Chartered Accountant with over 20 years of international experience with public company boards, and over 30 years of experience in accounting and finance. She retired from Scotiabank in 2019 where she was Senior Vice President Global Human Resources for eight years. As a CPA, Ms. Craighead is deemed to be a financial expert. She is currently a member of the Board of Directors of Wajax Corporation where she is a member of the Audit Committee and chairs the Human Resources Committee and of Crombie Real Estate Investment Trust (REIT) where she is a member of the Human Resources Committee and chairs the Governance and Nominating Committee. Jane retired from the Jarislowsky Fraser board after five years at the end of 2023. She was a director of Intertape Polymer Group Inc. from 2020 until its privatization in July 2022 where she was chair of the Human Resources Committee and a member of the ESG Committee, and of Clearwater Seafoods Incorporated from 2015 until its privatization in 2021 where she served as the chair of the Human Resources Development and Compensation Committee, and a member of the Finance and Audit committees and the Special Committee for the sale process. Ms. Craighead is Co-Vice Chair of the McGill University Hospital Centre (MUHC) Foundation and was Vice Chair of the Board of Regents of Mount Allison University from 2019 to 2021. She holds a PhD in Management from McGill University, received an Honorary Doctorate from Mount Allison University in 2024, has published research on executive compensation and corporate governance, and has been recognized as one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network.

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

David Morin is Managing Director, Private Equity at PSP. Mr. Morin joined PSP in 2013 and has led a number of investments across industries and geographies with a focus on sourcing, execution, as well as asset management. Mr. Morin’s qualifications for service on the board of directors of Telesat Corporation include his significant experience with negotiation, corporate finance and operational matters, underpinned by his 20 years of investment and finance experience. Mr. Morin currently serves on the Board of Directors of American Wholesale Insurance Holding Company, LLC (Amwins) and Convex Group Limited. Mr. Morin holds a bachelor’s degree from HEC Montréal and an MBA from INSEAD.

Mark H. Rachesky, M.D. is the Founder and Chief Investment Officer of MHR Fund Management LLC, a New York-based investment firm that takes a private equity approach to investing. MHR manages approximately US$5 billion of capital and has holdings in public and private companies in a variety of industries. He has been the Independent Chairman of the Board of Directors of Telesat Corporation since November 2021 and is a member of its Human Resources and Compensation Committee and Nominating and Corporate Governance Committee. Dr. Rachesky has been Chairman of the Telesat Canada Board of Directors since 2007 and from 2007 to 2021 was also a member of the Telesat Canada Compensation and Corporate Governance Committee. He was Non-executive Chairman of the Board of Directors of Loral from 2006 to 2021 and was Chairman of the Loral Compensation Committee and a member of the Loral Executive Committee. Dr. Rachesky is Non-executive Chairman of the Board of Directors of Lions Gate Entertainment Corp, a director of Lions Gate Studios Corp, and a director of Titan International, Inc. He previously served on the Board of Directors of Navistar International Corporation and Emisphere Technologies, Inc. Dr. Rachesky holds an MBA from the Stanford University School of Business, an MD from the Stanford University School of Medicine and a BA in Molecular Aspects of Cancer from the University of Pennsylvania. Dr. Rachesky has demonstrated leadership skills as well as extensive financial expertise and broad-based business knowledge and relationships. In addition, Dr. Rachesky has significant expertise and perspective as a member of the board of directors of private and public companies engaged in a wide range of businesses.

Guthrie Stewart was, until his retirement in June 2021, an executive with global pension fund manager PSP Investments. Most recently, Mr. Stewart was Vice Chair, Investment Committee from June 2020 to June 2021. Prior to that he was Executive Vice-President and Global Head of Private Investments overseeing PSP Investments global teams managing private equity and infrastructure from September 2015 to June 2020. He has been a Director of Telesat since 2016. Mr. Stewart has broad business and investing experience, including more than 12 years in telecommunications and more than ten years in investment management. For eight years until 2000, he was an executive with Teleglobe Inc., the listed shareholder of Teleglobe Canada (at the time Canada’s international telecom carrier), including two years as CEO and President of Teleglobe Canada. Teleglobe Canada had varied satellite investments, including as a member and distributor of Inmarsat and Intelsat, and also as founding investor in Orbcomm. Mr. Stewart was a partner in one of Canada’s largest mid-market buyout firms, EdgeStone Capital Partners, from 2001 until the end of 2007 following the sale of majority interest. He is a director of QSL International Ltd. and of the global consulting firm Alix Partners, LLP. He holds an LL.B from Osgoode Hall (Toronto, Canada) and an M.B.A. from INSEAD in Europe. He also holds the ICD.D designation from the Canadian Institute of Corporate Directors. Through his career, he has participated as a Director on numerous private and public boards and as a member at various times of all major Committees.

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

Janet Yeung has been Principal and General Counsel of MHR Fund Management LLC, a New York-based private equity firm, since May 2012. Ms. Yeung currently serves on the boards of a number of private companies operating across a variety of industries. From May 2015 to November 2021, Ms. Yeung served as a director of Loral Space & Communications Inc. (Nasdaq). Ms. Yeung also served as a director of Navistar International Corporation (NYSE) and was a member of its Audit Committee and Compensation Committee from December 2020 until its acquisition by the Traton Group in July 2021. Ms. Yeung holds a J.D., cum laude, from Georgetown University Law Center and an A.B. in Economics from Cornell University.

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

Andrew Browne was appointed Chief Financial Officer of Telesat in December 2019. Prior to that, he was the Chief Financial Officer of SES S.A. from February 2018 to September 2019, Chief Financial Officer of O3b Networks from 2013 to 2018, and Chief Financial Officer and member of the management board at SES from 2010 to 2013. Mr. Browne served as CFO of New Skies Satellites between 1998 and 2008, and as Chief Financial Officer and Deputy CEO of Intelsat between 1995 and 1998. Prior to Intelsat, he held Chief Financial Officer and board positions at a number of global companies and organizations specializing in the telecommunications, technology and financial sectors, SES Astra, O3b, Advanced Micro Devices, Tom Tom and the Development Bank of Ireland in Dublin. Mr. Browne has an MBA from Trinity College in Dublin, Ireland. Mr. Browne intends to retire from the company sometime in 2025. Telesat is initiating a search process to identify its next Chief Financial Officer. Mr. Browne will continue as Chief Financial Officer until a successor is appointed and will assist with the process to allow for a seamless transition.

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

Michel Forest was appointed Telesat’s Chief Technology Officer (CTO) in March 2025. Prior to being appointed CTO, Mr. Forest served as Director, LEO Systems Engineering from 2015 to 2023 with a title change to Vice President, LEO System Engineering in July 2023. Before joining Telesat, he held leadership positions in systems and antenna engineering at MDA Corporation (now MDA Space) from 2006 to 2015. Mr. Forest holds an Electrical Engineering degree from Ecole Polytechnique in Montreal and a Masters in Electrical Engineering from the University of Ottawa.

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

Asit Tandon was appointed Telesat’s Chief Network and Information Officer in January 2025. Prior to joining Telesat, from 2020 to 2024 Mr. Tandon held various roles with Rogers Communications, most recently serving as the Vice President, Network Technology. Prior to Rogers Communications, from 1992 to 2020 he held technical network leadership roles at Hutchison-3, Indonesia, Bharti Airtel Ltd., and Siemens Ltd. Mr. Tandon holds a Bachelor of Engineering in Electronics and Communications from Delhi College of Engineering.

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

The maximum number of Telesat Public Shares reserved for issuance under our Omnibus Plan is 5,017,401 Telesat Public Shares on a diluted basis assuming the exchange of all Telesat Partnership Units into Telesat Corporation Shares (not including any awards outstanding under the Historic Plans). As at December 31, 2024, there were 2,129,473 Telesat Public Shares available for issuance under our Omnibus Plan. For the purposes of calculating the maximum number of Telesat Public Shares reserved for issuance under the Omnibus Plan and the Historic Plans, any issuance from treasury by Telesat that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity-based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of Telesat shall not be included. All of the Telesat Public Shares covered by Awards that are exercised or settled in cash or cancelled or terminated will again become available Telesat Public Shares for the purposes of Awards that may be subsequently granted under the Omnibus Plan.

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

As at December 31, 2024 there were 773,178 stock options, 964,705 restricted share units, 555,162 performance share units and 189,434 deferred share units issued and outstanding under the Omnibus Plan.

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

As of December 31, 2024, there were 52,628 stock options issued and outstanding under the Historic Plans. No further options will be granted to executives or employees under the Historic Plans.

Telesat Restricted Share Units

A Telesat restricted share unit (“RSU”) entitled the recipient to receive Non-Voting Participating Preferred Shares of Telesat Canada, which were convertible at the option of the holder into Telesat Common Shares, cash or other property equal in value to of the Telesat Common Shares.

As of December 31, 2024, there were 124,080 restricted share units, with time and performance criteria, issued and outstanding under the Historic Plans. No further RSUs will be granted to executives or employees under the Historic Plans.

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

Summary Compensation Table

The following table sets out information concerning the compensation earned by, paid to, or awarded to our NEOs in the year ended December 31, 2024. The value of the Share-based Awards has been calculated based upon the share price as at the date of grant.

The actual number of Share-based Awards that will vest and the value that will be realized will depend on the Telesat Corporation’s future share price as reflected on the TSX and NASDAQ.

			Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Fiscal Year	Salary(1) ($)	Share- based Awards(3) ($)	Option- Based Awards(4) ($)	Annual incentive plan(2) ($)	Long- term incentive plans ($)	Pension Value ($)	All Other Compensation(5)(7)(8) ($)	Total Compensation ($)
Daniel S. Goldberg,	2024	1,466,302	3,941,873	—	1,466,408	1,050,006	894,000	915,311	9,733,900
President and Chief Executive Officer(6)

Andrew Browne,	2024	772,331	938,539	—	772,387	250,004	—	140,338	2,873,599
Chief Financial Officer

Michael Schwartz,	2024	757,899	750,844	—	758,707	199,989	—	37,001	2,504,441
Senior Vice President, Corporate & Business Development

David Wendling,	2024	516,435	750,844	—	310,003	199,989	215,000	29,450	2,021,722
Chief Technical Officer

Glenn Katz,	2024	713,101	750,844	—	427,892	199,989	203,000	505,193	2,800,020
Chief Commercial Officer

____________

Notes:

(1)      Mr. Schwartz was paid in U.S. dollars and converted to Canadian dollars based on an average exchange rate for 2024 of $1.3700 to US$1.00. All other NEOs were paid in Canadian dollars. Represents total base salary payable in fiscal year 2024.

(2)      Annual bonuses are earned and measured with reference to: (i) the attainment of specified objectives relating to the Telesat Lightspeed program; and (ii) Adjusted EBITDA performance for a fiscal year. When the annual budget and Adjusted EBITDA targets are established for the upcoming fiscal year, the Compensation Committee establishes performance targets connected to the Adjusted EBITDA targets. The Adjusted EBITDA metrics followed by Telesat in the most recent years were:

Adjusted EBITDA Performance	Performance Bonus
<95% of target amount	Nil
95% of target amount	Bonus equal to 50% of Target Bonus
97.5% of target amount	Bonus equal to 75% of Target Bonus
100% of target amount	Bonus equal to 100% of Target Bonus
102.5% of target amount	Bonus equal to 150% of Target Bonus
≥105% of target amount	Bonus equal to 200% of Target Bonus

The Human Resources & Compensation Committee also has the discretion to consider unforeseen events and make additional one-time adjustments in the event it determines such adjustments are warranted in the circumstances to ensure NEOs are not penalized for events outside of their control, including changes in foreign exchange rates or other one-time, non-reoccurring items or to take into account significant achievements that may be unrelated to Adjusted EBITDA performance. We currently make bonus payments in cash and anticipate continuing to do so in the future. Figures included in the table represent the target amount.

(3)      The value attributed to the Share-based Awards in 2024 of $10.69 was derived from the Telesat Corporation share price on the NASDAQ on date of grant, converted into Canadian dollars and multiplied by the number of RSUs and PSUs granted.

(4)      No option-based awards were granted in 2024.

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

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out information concerning the option-based and share-based awards granted to our NEOs outstanding as at December 31, 2024:

	Option-based Awards				Shared-based Awards
Name and Principal Position	Number of Common Shares underlying unexercised options(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of Shares that have vested	Number of Shares that have not vested	Market or payout value of share- based awards that have not vested(1) ($)
Daniel S. Goldberg	360,442	11.89 to 16.64	April 2032 to May 2033	4,784,839	—	725,995	17,154,317
President and Chief Executive Officer

Andrew Browne	85,819	11.89 to 16.64	April 2032 to May 2033	1,139,226	—	143,301	3,386,203
Chief Financial Officer

Michael Schwartz	68,655	11.89 to 16.64	April 2032 to May 2033	911,362	—	114,641	2,708,967
Senior Vice President, Corporate & Business Development

David Wendling	38,568	11.89 to 16.64	April 2032 to May 2033	911,362	—	114,641	2,708,967
Chief Technical Officer

Glenn Katz	68,655	11.89 to 16.64	April 2032 to May 2033	911,362	—	114,641	2,708,967
Chief Commercial Officer

____________

Notes:

(1)      The closing share price per the TSX as of December 31, 2024 was $23.63.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table indicates, for each of our NEOs, a summary of the value of the option-based and share-based awards vested in accordance with their terms during the year ended December 31, 2024:

Name and Principal Position	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Daniel S. Goldberg,	1,290,957	10,498,833	—
President and Chief Executive Officer

Andrew Browne,	293,091	2,119,658	—
Chief Financial Officer

Michael Schwartz,	234,477	2,070,366	—
Senior Vice President, Corporate & Business Development

David Wendling,	234,477	1,402,535	—
Chief Technical Officer

Glenn Katz,	234,477	913,867	—
Chief Commercial Officer

Defined Benefits Plan Table

Telesat maintains a defined benefit pension plan for certain of its employees, including certain NEOs. Benefits under this defined benefit plan are based on the employee’s years of service and the plan’s benefit formula.

Benefits under the defined benefit pension plan are calculated by adding (i) ¼% of the three-year average of the annual maximum pensionable earnings (which was $68,500 for 2024); and (ii) 2.0% of the three year average earnings in excess of the annual maximum pensionable earnings. For the purposes of this formula, earnings include the annual salary and 75% of the lesser of actual or target performance incentive for the specific year.

In respect of the NEOs, below is a table related to Telesat’s defined benefit plan:

Name and Principal Position	Number of years of credited service(1) (#)	Annual benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change(2) ($)	Closing present value of defined benefit obligation ($)
		At year end(1)	At age 65
Daniel S. Goldberg,	18.3	903,000	1,166,000	15,226,000	894,000	230,000	16,350,000
President and Chief Executive Officer

Andrew Browne,	5.1	131,000	131,000	1,213,000	—	393,000	1,606,000
Chief Financial Officer

Michael Schwartz,	10.8	249,000	249,000	4,110,00	—	9,000	4,119,000
Senior Vice President, Corporate & Business Development

David Wendling,	32.3	389,000	422,000	5,837,000	215,000	556,000	6,608,000
Chief Technical Officer

Glenn Katz,	3.2	63,000	110,000	615,000	203,000	132,000	950,000
Chief Commercial Officer

____________

Notes:

(1)      As at December 31, 2024.

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

(2)      Represents the portion of the directors’ annual retainer initially taken as Telesat Corporation DSUs (as defined herein). The Telesat Corporation DSU Award increased to 125,000 effective January 1, 2025. Any non-executive director may elect to receive up to 100% of their annual retainer in the form of DSUs in lieu of cash. All DSU awards are payable upon cessation of membership on the Telesat Corporation Board.

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

Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the Telesat Corporation Board has determined that all of the members of the Telesat Corporation Board, other than Dan Goldberg, are “independent” within the meaning of NI 58-101 and NASDAQ Rule 5605. Telesat’s Chief Executive Officer, Dan Goldberg, is not independent as a result of his position with Telesat Corporation.

Pursuant to the Telesat Corporation Articles, the Telesat Corporation Board must also include three Specially Designated Directors for so long as either PSP Investments or MHR (or either of their respective affiliates) has the right to designate at least one director to the Telesat Corporation Board pursuant to their respective Investor Rights Agreements, as described above under “— Composition of the Telesat Corporation Board and Committees.” A “Specially Designated Director” is a director who (i) is initially designated as a Specially Designated Director or is nominated as a Specially Designated Director by the NCGC and not designated to the Telesat Corporation Board by either PSP Investments or MHR, (ii) (x) satisfies the independence requirements of the applicable U.S. and/or Canadian securities exchanges on which the Telesat Public Shares are listed, (y) is “independent” of Telesat Corporation within the meaning of MI 52-110 and (z) is “independent” of Telesat Corporation within the meaning of Section 10A(m)(3)(B) of the Exchange Act, (iii) is not an affiliate or associate of MHR, PSP Investments or any other person with a contractual right to designate director nominees (or their respective affiliates), (iv) together with such person’s immediate family and affiliates, has not received compensation or payments from MHR, PSP Investments or any other person with a contractual right to designate director nominees (or their respective affiliates) in any of the past three years in an amount in excess of US$120,000 per annum, excluding for these purposes any directors fees, and (v) is Canadian (as defined in the Investment Canada Act).

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

Audit Committee

The Audit Committee must be comprised of at least three members, including at least one designee appointed by PSP Investments, for so long as PSP Investments has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, one designee appointed by MHR, for so long as MHR has the right to designate at least one director to the Telesat Corporation Board pursuant to its Investor Rights Agreement, and one Specially Designated Director. Telesat Corporation’s audit committee (the “Audit Committee”) is comprised of Michael Boychuk, Jane Craighead and Henry Intven. Michael Boychuk serves as the chair of the Audit Committee. Except for Mr. Boychuk as the first chair of the Audit Committee, the chair of the Audit Committee is required to be a Specially Designated Director. All members of the Audit Committee are persons determined by the Telesat Corporation Board to be both independent directors and financially literate within the meaning of NI 52-110. Each of the Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting.

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

D.     Employees

As of December 31, 2024, Telesat and its subsidiaries had approximately 610 permanent full and part-time employees. Approximately 1.9% of our employees are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. We consider our employee relations to be strong.

E.     Share Ownership

See Item 6.B. — “Outstanding Option-Based Awards and Share-Based Awards” for information regarding the option-based and share-based awards granted to our NEOs outstanding as at December 31, 2024.

The following table presents information regarding the ownership of certain classes of shares of Telesat Corporation and Units of Telesat Limited Partnership by our directors and senior management as at March  26, 2025.

Name	Class A Shares	Class B Variable Voting Shares	Class A Units	Class B Units	Fully exchanged and converted basis
Michael Boychuk	—	—	—	—	—
Jane Craighead	—	—	—	—	—
Richard Fadden	—	—	—	—	—
Daniel Goldberg	656,644	—	—	—	656,644 (1.29%)
Henry Intven	—	—	—	—	—
David Morin	—	—	—	—	—
Mark H. Rachesky, M.D.	—	46,136	—	18,050,092	18,096,228(1) (35.56%)
Guthrie Stewart	—	—	—	—	—
Michael B. Targoff	—	101,872	—	—	101,872 (0.20%)
Janet Yeung	—	13,885	—	—	13,885 (0.03%)
Michèle Beck	55,505	—	—	—	55,505 (0.11%)
Andrew Browne	—	109,306	—	—	109,306 (0.21%)
Christopher S. DiFrancesco	61,884	—	—	—	61,884 (0.12%)
John Flaherty	34,249	—	—	—	34,249 (0.07%)
Michel Forest	6,320	—	—	—	6,320 (0.01%)
Glenn Katz	—	46,587	—	—	46,587 (0.09%)
Michael C. Schwartz	—	168,677	—	—	168,677 (0.33%)
David N. Wendling	66,647	—	—	—	66,647 (0.13%)
France Teasdale	3,197	—	—	—	3,197 (0.01%)

____________

(1)      Includes 18,035,092 held by funds affiliated with MHR and 46,136 shares and 15,000 units held directly by Dr. Mark Rachesky.

F.      Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders.

The following table sets forth the ownership of holders that are the beneficial owners of 5% or more of each class of shares of Telesat Corporation or each class of units of Telesat Partnership as at March 14, 2025.

In the table, the percentage of Telesat Corporation Shares beneficially owned is based on Telesat Corporation Shares outstanding as of March 14, 2025. These amounts assume all Class A Units, Class B Units and Class C Units have been exchanged into Telesat Corporation Shares on a one-for-one basis.

Name	Class A Shares	Class B Variable Voting Shares	Class C Shares	Class B Units	Class C Units	Fully exchanged and converted basis(1)(2)
PSP Investments(3)	—	—	112,841	—	18,098,362	18,211,203 (35.79%)
MHR Fund Management and Mark H. Rachesky, M.D.(5)	—	46,136	—	18,050,092	—	18,096,228 (35.56%)
GAMCO Investors, Inc(4)	—	2,852,271	—	—	—	2,852,271 (5.61%)
Heard Capital LLC(4)	—	1,713,307	—	—	—	1,713,307 (3.37%)
Rubric Capital Management LP(4)	—	959,764	—	—	—	959,764 (1.89%)
Greywolf Capital Management(4)	—	860,551	—	—	—	860,551 (1.69%)
LM Asset (IM) Inc.(4)	—	809,200	—	—	—	809,200 (1.59%)

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

(4)      These share amounts are based on a schedule 13D filing by GAMCO Investors filed on December 18, 2024, a 13F filing by Rubric Capital Management filed on February 14, 2025, a 13F filing by Heard Capital filed on February 14, 2025, a 13F filing by LM Asset on February 20, 2025, and a 13G filing by Greywolf Capital Management on February 12, 2025.

(5)      Includes the 18,035,092 held by funds affiliated with MHR Fund Management and 46,136 shares and 15,000 units held directly by Dr. Mark Rachesky.

The portion of each class of securities held by jurisdiction and the number of record holders, as of March 21, 2025, is as follows:

Securities	Number of holders	Percentage of holdings per class of securities
Class A Shares and Class B Variable Voting Shares
United States	123	87.3%
Canada	3	12.7%
Other	3	—%
Class C Shares
Canada	1	100.0%
Class A and B Limited Partnership Units
United States	39	100.0%
Class C Limited Partnership Units
Canada	1	100.0%

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

Goldberg, Godles, Wiener & Wright

Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Corporation, is a partner in the law firm of Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Corporation and its subsidiaries. As of December 31, 2024, the aggregate amount of expenses incurred by Telesat Corporation and its subsidiaries for services received in 2024 was approximately US$0.6 million.

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

B.     Constating Documents and Articles of Telesat Corporation

See Exhibit 2.6 to the Annual Report — Description of Rights of each Class of Securities Registered under Section 12 of the Exchange Act and “Comparison of Rights of Telesat Corporation Shareholders, Telesat Partnership Unitholders and Loral Stockholders” in the Registration Statement on Form F-4 (File No. 333-255518).

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

Investment Canada Act

The Investment Canada Act requires each “non-Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business,” to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an

investment in our Telesat Corporation Shares by a non-Canadian who is ultimately controlled by nationals of a European Union member state, Australia, Brunei, Chile, Colombia, Honduras, Japan, Malaysia, Mexico, New Zealand, Panama, Peru, Singapore, South Korea, the United Kingdom, the United States or Vietnam, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than the amount specified, which is currently $2,079 billion. For investors who are not state-owned enterprises and are ultimately controlled by nationals of other World Trade Organization member states, the threshold is currently an enterprise value of $1.326 billion for 2025. For investors who are state-owned enterprises ultimately controlled by World Trade Organization member states, the threshold is currently an asset value (as determined pursuant to the Investment Canada Act and its regulations) of $551 million.

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

(d)    an issuer bid made by the Company in the normal course on a published market, other than a designated exchange, with respect to Class A Shares or Class B Variable Voting Shares, as the case may be, be exempt from the requirements in Part 2 of NI 62-104 applicable to issuer bids (the “NCIB Relief” and, together with the TOB Relief, the News Release Relief and the Early Warning Relief, the “Bid Relief”); provided that the Company complies with the conditions in subsection 4.8(3) of NI 62-104, except that: (i) the bid is for not more than 5% of the outstanding Class A Shares and Class B Variable Voting Shares on a combined basis, as opposed to a per class basis, and (ii) the aggregate number of Class A Shares and Class B Variable Voting Shares acquired in reliance on the NCIB Relief by the Issuer and any person acting jointly or in concert with the Issuer within any 12-month period does not exceed 5% of the outstanding Class A Shares and Class B Variable Voting Shares on a combined basis, as opposed to a per-class basis, at the beginning of such 12-month period; and

(e)     the Company be exempt (the “Alternative Disclosure Relief”, and together with the Bid Relief, the “Aggregation Relief”) from the disclosure requirements in Item 6.5 of Form 51-102F5 — Information Circular(“Form 51-102F5”); provided that the Company provides the disclosure required by Item 6.5 of Form 51-102F5 except that for the purposes of determining the percentage of voting rights attached to the Class A Shares or Class B Variable Voting Shares, the Issuer calculates the voting percentage using (i) a denominator comprised of all of the outstanding Class A Shares and Class B Variable Voting Shares on a combined basis, as opposed to a per class basis, and (ii) a numerator including all of the Class A Shares and Class B Variable Voting Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, by any person who, to the knowledge of the Issuer’s directors or executive officers, beneficially owns, controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the outstanding Class A Shares and Class B Variable Voting Shares on a combined basis, as opposed to a per-class basis.

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

(b)    Loan Agreement dated September 13, 2024 among Telesat LEO Inc., certain guarantors party thereto, and 16342451 Canada Inc., a subsidiary of Canada Development Investment Corporation.

(c)     Loan Agreement dated September 13, 2024 among Telesat LEO Inc., certain guarantors party thereto, and Investissement Québec.

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

Passive Foreign Investment Company Status

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if Telesat Corporation is treated as a passive foreign investment company (“PFIC”) for any taxable year during which the U.S. Holder holds Telesat Public Shares. As previously noted, a foreign corporation, such as Telesat Corporation, will generally be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain complex look-through rules, either (i) 75% or more of its gross income for such year consists of passive income or (ii) the average percentage of assets held by such corporation during such year which produce, or are held for the production, of passive income is at least 50%. Passive income generally includes, among other things, dividends, interest, royalties, rents, annuities, and net gains from certain sales or exchanges of property, but generally excludes rents and royalties derived in the active conduct of a trade or business from persons other than related persons. In addition, direct or indirect foreign corporate subsidiaries of Telesat Corporation could be treated as PFICs. In such a case, if Telesat Corporation is treated as a PFIC, U.S. Holders would generally be treated as owning an indirect equity interest in any such subsidiary PFICs and could be subject to certain adverse tax consequences as a result.

Under the complex PFIC look-through rules, for purposes of determining whether a foreign corporation should be classified as a PFIC, such foreign corporation will generally be treated as if it owns a proportionate share of the assets of, and earns a proportionate share of the income earned by, any subsidiary corporation if the foreign corporation owns at least 25% (by value) of the stock of any such subsidiary corporation. Furthermore, similar look-through rules apply to partnerships in which a foreign corporation owns at least a 25% interest. Under applicable Treasury Regulations, if a corporation owns less than 25% (by value) of a partnership, such corporation’s interest in the partnership is, in general, treated as a passive asset and its income flowing through from the partnership is, in general, passive income, in each case subject to certain exceptions. During 2021 after the Transaction and during a portion of 2022, Telesat Corporation owned only approximately 24% of the Telesat Partnership Units (representing its percentage interest in Telesat Partnership and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership). Telesat Corporation’s ownership interest in Telesat Partnership increased during 2022, and has further increased each year thereafter. As of December 31, 2022, December 31, 2023, and December 31, 2024, Telesat Corporation’s ownership interest in Telesat Partnership was 25.7%, 27.2%, and 28%, respectively. While not free from doubt, Telesat Corporation believes that, by virtue of additional value associated with its interest as general partner of Telesat Partnership, Telesat Corporation owned at least 25% of the total value of Telesat Partnership (and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership) during 2021 and 2022. In addition, Telesat Corporation owned more than 25% of the total value of Telesat Partnership (and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership) during 2023 and 2024. Telesat Corporation believes it was not a PFIC for any of its 2021-2024 taxable years, taking into account the income and assets of the wholly owned corporate subsidiaries of Telesat Partnership. Telesat Corporation can provide no guarantee that the IRS will not successfully challenge this position upon any audit of a U.S. Holder.

The determination as to whether Telesat Corporation should be classified as a PFIC for 2025 and years thereafter will be a factual determination that must be made annually at the close of each taxable year and will be based upon the composition of Telesat Corporation’s income and assets (including certain entities in which Telesat Corporation holds at least a 25% interest by value), which may be subject to change. As a result, it is not possible to determine whether Telesat Corporation will be characterized as a PFIC for 2025 or any other future year until after the close of such year. While Telesat Corporation intends to manage its business so as to avoid PFIC status to the extent possible and consistent with its other business goals, Telesat Corporation cannot predict whether its business plans will allow it to avoid PFIC status. In addition, because the market price of the Telesat Public Shares has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether Telesat Corporation is a PFIC, there can be no guarantee that Telesat Corporation will not be a PFIC for any taxable year.

If Telesat Corporation is a PFIC, a U.S. Holder that does not make an election to treat Telesat Corporation as a qualified electing fund (“QEF Election”) or did not make a mark-to-market election (“Mark-to-Market Election”) (both elections described more fully below) will be subject to special tax rules with respect to any Excess Distribution (as defined below) it receives in respect of the Telesat Public Shares and any gain it realizes from a disposition of Telesat Public Shares. If any such U.S. Holder receives an Excess Distribution or disposes of his, her or its Telesat Public Shares, such U.S. Holder is required to (i) pay tax on the U.S. dollar value of any Excess Distribution or gain on the disposition of its Telesat Public Shares at ordinary income rates, and (ii) compute the tax liability on such Excess Distribution or gain as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a certain portion thereof) for the Telesat Public Shares. The U.S. Holder will be subject to tax on such gain or Excess Distributions at the highest ordinary income tax rate for each taxable year in which such gain or Excess Distributions are treated as having been earned, other than the current year and any period prior to the first day of the first taxable year in which Telesat Corporation was a PFIC (for which periods the U.S. Holder’s regular ordinary income tax rate for the current year will apply), regardless of the rate otherwise applicable to the U.S. Holder (and generally without reduction by otherwise available tax attributes in the prior years, such as net operating loss carry forwards). In addition to the tax at ordinary income rates, such U.S. Holder will also be liable for an interest charge in respect of the taxes deemed to have been deferred for prior taxable years. Furthermore, if Telesat Corporation is a PFIC, the preferential tax rate applicable to qualified dividend income derived by certain non-corporate U.S. Holders would not apply to dividends paid with respect to Telesat Public Shares. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations, certain other transfers, and use of the Telesat Public Shares as security for a loan may be treated as taxable dispositions of such Telesat Public Shares. In addition, a stepped-up basis in the Telesat Public Shares will generally not be available upon the death of an individual U.S. Holder who has not made a timely QEF Election with respect to Telesat Corporation. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules. For purposes of the foregoing rules, the amount by which the U.S. dollar value of distributions during a taxable year in respect of a Telesat Public Share exceeds 125% of the average amount received in respect thereof during the three (3) preceding taxable years (or, if shorter, the U.S. Holder’s holding period for the Telesat Public Shares before such taxable year) is an “Excess Distribution”.

If Telesat Corporation is a PFIC for any year during which a U.S. Holder holds Telesat Public Shares, Telesat Corporation generally will be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds such Telesat Public Shares, unless Telesat Corporation ceases to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to such Telesat Public Shares. A U.S. Holder that makes such an election will be deemed to have sold his, her, or its Telesat Public Shares at their fair market value on the last day of the last taxable year in which Telesat Corporation qualified as a PFIC, and any gain from such deemed sale will be subject to the foregoing U.S. federal income tax treatment. After the deemed sale election, the Telesat Public Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless Telesat Corporation subsequently becomes a PFIC again.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election with respect to Telesat Public Shares, referred to in this disclosure as an “Electing U.S. Holder,” will not be subject to the adverse U.S. tax consequences discussed above with respect to such shares. Instead, an Electing U.S. Holder must include in income such shareholder’s pro rata share of Telesat Corporation’s ordinary earnings and net capital gain, if any, for the taxable year of the Electing U.S. Holder in which or with which the taxable year of Telesat Corporation ends and in which Telesat Corporation is a PFIC. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Holder’s pro rata share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Holder’s pro rata share of the PFIC’s net capital gains. If an Electing U.S. Holder is an individual, any such net capital gain inclusions may be eligible for taxation at the preferential capital gain tax rates. Such income inclusions generally will be treated as income from sources outside of the U.S. for foreign tax credit purposes.

A QEF Election will generally apply to the taxable year of the shareholder for which such QEF Election is timely and effectively made and to all subsequent taxable years, unless such QEF Election is invalidated, terminated, or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year Telesat Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which Telesat Corporation is not a PFIC. Accordingly, if Telesat Corporation becomes a PFIC in another subsequent taxable year, the QEF Election will be effective and the Electing U.S. Holder will again be subject to the QEF rules described above during any subsequent taxable year in which Telesat Corporation qualifies as a PFIC.

Telesat Corporation will use reasonable efforts to provide U.S. Holders with such information as may be required to make a QEF Election with respect to their ownership of Telesat Public Shares (including with respect to any of its subsidiaries that is a PFIC). Each U.S. Holder should consult his, her or its own tax advisors regarding the tax consequences of making, or not making, a QEF Election with respect to Telesat Corporation and any subsidiary PFIC.

Mark-to-Market Election

Alternatively, if Telesat Public Shares are “marketable stock,” a U.S. Holder generally would be permitted to make a Mark-to-Market Election. Generally, stock will be considered “marketable stock” if it is “regularly traded” on a “qualified exchange or other market” within the meaning of applicable Treasury Regulations. Generally a class of stock is “regularly traded” on an exchange during any calendar year in which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A “qualified exchange or other market” includes: (i) a national securities exchange that is registered with the SEC or the national market system established pursuant to section 11A of the Exchange Act, or (ii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (a) such foreign exchange has trading volume, listing, financial disclosure, surveillance, and other requirements, and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (b) the rules of such foreign exchange effectively promote active trading of listed stocks. It is expected that the Telesat Public Shares will constitute marketable stock under these rules, although no guarantees can be made.

If a Mark-to-Market Election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Telesat Public Shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the Telesat Public Shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the Telesat Public Shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market Election. A U.S. Holder’s tax basis in the Telesat Public Shares would be adjusted to reflect the amount included in gross income or allowed as a deduction because of the Mark-to-Market Election. Gain realized on the sale or other disposition of the Telesat Public Shares would be treated as ordinary income, and any loss realized on the sale or other disposition of the Telesat Public Shares would be treated as ordinary loss to the extent that such loss does not exceed the net Mark-to-Market gains previously included in income by the U.S. Holder. Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and the regulations thereunder. Amounts treated as ordinary income are not eligible for the preferential tax rates applicable to qualified dividend income or long-term capital gains. Further, if a Mark-to-Market Election is made, U.S. Holders will not qualify for the qualified dividend income rate.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, generally unless the Telesat Public Shares cease to be marketable stock or the IRS consents to revocation of such election. If a U.S. Holder does not make a Mark-to-Market Election beginning in the first taxable year of such U.S. Holder’s holding period for the Telesat Public Shares for which Telesat Corporation is a PFIC and such U.S. Holder has not made a timely QEF Election, the adverse tax consequences discussed above will apply to certain dispositions of, and distributions on, the Telesat Public Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

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

A U.S. Holder who is a direct or “indirect” holder of stock of a PFIC generally must file an IRS Form 8621 in respect of such PFIC for a taxable year in the circumstances described in the United States Treasury Regulations. U.S. Holders are encouraged to consult their tax advisors regarding the application of the PFIC rules to their investment in Telesat Public Shares and concerning the availability and consequences of making, or not making, any of the elections mentioned above, as well as concerning their annual filing requirements.

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

Telesat Partnership will be deemed to be a non-resident person for the purposes of the Tax Act in respect of, among other things, dividends paid or credited by Telesat CanHoldco. The rate of withholding tax imposed under Part XIII of the Tax Act in respect of dividends is 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada for purposes of the Tax Act) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by Telesat CanHoldco to Telesat Partnership, Telesat CanHoldco will look through Telesat Partnership to the residency of its partners (including partners who are resident in Canada for purposes of the Tax Act) and take into account any reduced rates of Canadian federal withholding tax that Non-Canadian Holders may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends paid to Telesat Partnership. However, there can be no assurance that the CRA will apply its administrative practice in this context. See “Canadian Tax Risks”.

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

ITEM 15.      CONTROLS AND PROCEDURES

Disclosure controls and procedures

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of December 31, 2024, Telesat Corporation conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat Corporation’s disclosure controls and procedures were effective as of December 31, 2024 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

An evaluation of the effectiveness of Telesat’s internal control over financial reporting was conducted by Telesat’s management, under the supervision and with the participation of Telesat’s Chief Executive Officer and Chief Financial Officer, based on the framework set forth in the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this evaluation, Telesat’s Chief Executive Officer and Chief Financial Officer have concluded that Telesat’s internal control over financial reporting was effective as of December 31, 2024.

This Annual Report includes an attestation report of Telesat’s independent registered public accounting firm regarding internal control over financial reporting as well as the report of such independent registered public accounting firm regarding the Company’s consolidated financial statements as of and for the year ended December 31, 2024.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, there have been no changes in Telesat Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

ITEM 16.      [RESERVED]

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees charged by Deloitte LLP (“Deloitte”) for services rendered to Telesat Corporation, including some of our subsidiaries, during the year ended December 31, 2024 (“Fiscal 2024”) and the year ended December 31, 2023 (“Fiscal 2023”).

(in thousands of Canadian dollars)	Fiscal 2024	Fiscal 2023
Audit fees(1)	$3,886	$3,351
Audit related fees(2)	260	229
Tax fees(3)	112	88
All other fees(4)	4	4
Total fees charged	$4,262	$3,672

____________

(1)      Audit fees were for professional services rendered by Deloitte for the audit of Telesat’s annual financial statements and for the reviews of its quarterly financial statements for the year ended December 31, 2024 and 2023.

(2)      The audit related fees for both periods also include fees for the audits of Telesat Canada’s pension plans, the French translation of the financial statements and for other miscellaneous audits.

(3)      The 2024 and 2023 tax fees include amounts related to Scientific Research & Experimental Development tax credit services.

(4)      The 2024 and 2023 other fees related to access to on-line accounting research services.

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

In addition, pursuant to Rule 5615(b) of NASDAQ’s Listed Company Manual (the “NASDAQ Marketplace Rules”), Telesat Corporation, as a Foreign Private Issuer (as defined under U.S. securities laws), has the option to comply with practices that are permitted under Canadian law in lieu of certain provisions of the NASDAQ Marketplace Rules. Rule 5635 of the NASDAQ Marketplace Rules requires listed companies to obtain shareholder approval prior to certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Rather than complying with Rule 5635, Telesat may comply with applicable TSX rules and applicable Canadian corporate and securities regulatory requirements.

Except as discussed in the preceding sentence, Telesat Corporation intends to comply with the rules generally applicable to U.S. domestic companies listed on the NASDAQ. Telesat Corporation may in the future decide to use other Foreign Private Issuer exemptions with respect to some of the other NASDAQ listing requirements. Following the home country governance practices of Telesat Corporation, as opposed to the requirements that would otherwise apply to a company listed on the NASDAQ, may provide less protection than is accorded to investors under the NASDAQ listing requirements applicable to U.S. domestic issuers.

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

As part of our entire Board’s operational risk management responsibilities, it provides oversight of risks from cybersecurity threats. The Audit Committee has been designated with the responsibility to regularly review the Company’s processes and procedures around managing cybersecurity threat risks and cybersecurity incidents. As discussed below, members of management report to the Audit Committee which reports to the entire Board about cybersecurity threat risks, among other cybersecurity related matters. At least quarterly the Audit Committee receives an overview from management of our cybersecurity threat risk management and strategy processes covering topics such as data security posture, results from third-party assessments, progress towards pre-determined risk-mitigation-related goals, our incident response plan, and cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to such risks. In such sessions, the Audit Committee generally receives materials including cybersecurity operations statistics and other materials indicating current and emerging cybersecurity threat risks, and describing the company’s ability to mitigate those risks, and discusses such matters with our Director of Cybersecurity and Compliance (“DCC”). The Audit Committee chair briefs the plenary Board on management’s assessment at each quarterly Board meeting. Management also provides a cyber security briefing directly to the plenary Board annually, or more frequently if circumstances warrant, along with delivery of statistics and any material developments, quarterly. Members of the Board are also encouraged to regularly engage in ad hoc conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs. Material cybersecurity threat risks may also be considered during separate Board and committee meeting discussions.

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our DCC. Our DCC has over 12 years’ experience running a cybersecurity organization at Telesat and at a large, publicly-listed, US defense contractor. She is CISSP-certified, has a Master of Business Administration and holds a Bachelor of Science majoring in information technology from Western Governor’s University. She has built incident response plans and has experience with managing incidents and coordinating a response, remediating issues and implementing corrective actions to prevent further similar incidents. Her experience also includes reporting on the risk of incidents, advising executives in determining the overall impact, and recommending mitigation and containment measures.

Our DCC is informed about and monitors the prevention, mitigation, detection, and remediation of cybersecurity incidents through her management of, and participation in, the cybersecurity risk management and strategy processes described above, including the operation of our incident response plan. If a cybersecurity incident is determined to be a material cybersecurity incident, our incident response plan and cybersecurity disclosure controls and procedures define the process to disclose such a material cybersecurity incident.

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

4.12

Amendment No. 7, dated as of May 9, 2023, to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, as further amended by Amendment No. 3 on December 19, 2016, as further amended by Amendment No. 4 on February 1, 2017, as further amended by Amendment No. 5 on April 26, 2018 and as further amended by Amendment No. 6 on December 6, 2019, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent, collateral agent, swingline lender and L/C Issuer and the other financial institutions and other parties party thereto (incorporated by reference from Exhibit 4.12 to the Annual Report on Form 20-F (File No. 001-41083) filed by Telesat Corporation on March 28, 2024).

Exhibit No.	Description of Exhibit
4.13***

Loan Agreement dated September 13, 2024 among Telesat LEO Inc., certain guarantors party thereto, and 16342451 Canada Inc., a subsidiary of Canada Development Investment Corporation (incorporated by reference from Exhibit 99.2 to the Report of Foreign Issuer on Form 6-K (File No. 001-41083) filed by Telesat Corporation on September 24, 2024).

4.14***

Loan Agreement dated September 13, 2024 among Telesat LEO Inc., certain guarantors party thereto, and Investissement Québec (incorporated by reference from Exhibit 99.3 to the Report of Foreign Issuer on Form 6-K (File No. 001-41083) filed by Telesat Corporation on September 24, 2024)

4.15

Telesat Corporation Amended & Restated Management Stock Incentive Plan (incorporated by reference from Exhibit 4.2 to the Registration Statement on Form S-8 (File No. 333-261257) filed by Telesat Corporation on November 22, 2021).

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

4.19

Form of Indemnity Agreement by and among Telesat Corporation and Officers and Directors (incorporated by reference from Exhibit 4.17 to the Annual Report on Form 20-F (File No. 001-41083) filed by Telesat Corporation on March 18, 2022).

8.1*	List of subsidiaries of Telesat Corporation
11.1	Insider Trading Policy (incorporated by reference from Exhibit 11.1 to the Annual Report on Form 20-F (File No. 001-41083) filed by Telesat Corporation on March 28, 2024).
12.1*	Section 302 Certification of Chief Executive Officer of Telesat Corporation
12.2*	Section 302 Certification of Chief Financial Officer of Telesat Corporation
13.1*	Section 906 Certification of Chief Executive Officer of Telesat Corporation
13.2*	Section 906 Certification of Chief Financial Officer of Telesat Corporation
15.1*	Consent of Deloitte LLP
97.1	Compensation Recovery Policy (incorporated by reference from Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-41083) filed by Telesat Corporation on March 28, 2024).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 has been formatted in Inline XBRL

____________

*        Filed herewith.

**      Certain exhibits and disclosure schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Telesat agrees to furnish supplementally to the SEC a copy of any omitted schedule upon request.

***    Portion of this exhibit (indicated by brackets [    ]) have been omitted for confidential treatment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Telesat Corporation
	By:	/s/ Daniel S. Goldberg
	Name:	Daniel S. Goldberg
Date: March 27, 2025	Title:	President and Chief Executive Officer

Telesat Corporation
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of
Telesat Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Telesat Corporation and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Goodwill — GEO operating segment, orbital slots (indefinite life intangible assets) and satellite (Telstar 18 Vantage) impairment — Refer to Notes 3, 4, 16, 17 and 18 of the financial statements

Critical Audit Matter Description

Goodwill, orbital slots and satellites are tested annually for impairment or indicators of impairment, or more frequently if indicators of impairment are identified. The Company identified that indicators of impairment existed, which required the Company to perform an impairment test on goodwill allocated to the GEO operating segment, on orbital slots and the Telstar 18 Vantage satellite. The Company determined the recoverable amounts of the GEO operating segment, the cash generating units for orbital slots and the Telstar 18 Vantage satellite (the “recoverable amounts”) based on a discounted cash flow model which required management to make significant estimates and assumptions related to future revenue forecasts, future expenses and capital expenditures, costs of disposal and a discount rate. As a result of the impairment tests, the Company recognized an impairment loss for orbital slots and the Telstar 18 Vantage satellite.

While there are several estimates and assumptions that are required to determine the recoverable amounts, the estimates with the highest degree of subjectivity are future revenue forecasts and the discount rate. Auditing these estimates and assumptions required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future revenue forecasts and the discount rate used to determine the recoverable amounts included the following, among others:

•        Evaluated the effectiveness of the internal controls over future revenue forecasts and the discount rate used to determine the recoverable amounts;

•        Evaluated management’s ability to accurately forecast future revenues by comparing actual results to historical forecasts;

•        Evaluated the reasonableness of the future revenue forecasts by considering historical revenue, contracted revenue including backlogs of existing service contracts, results of the ongoing discussions with customers, industry reports, and communications to the board of directors and external stakeholders; and

•        With the assistance of fair value specialists, evaluated the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate and developing a range of independent estimates and comparing to those selected by management.

Long Term Indebtedness- Telesat Lightspeed Financing — Refer to Notes 3, 4, 22 and 24 of the financial statements

Critical Audit Matter Description

On November 15, 2024, in conjunction with the Telesat Lightspeed Financing agreements, Telesat LEO Inc. (“LEO operating segment or Telesat LEO”) issued Telesat Lightspeed Financing warrants (“warrants”) convertible into its common shares. These warrants are measured at fair value through profit or loss and do not have a readily determinable market value. The fair value of the warrants is determined based on a valuation technique that uses a number of unobservable inputs including the underlying share price of Telesat LEO common shares. The share price is determined based on a discounted cash flow model which required management to make significant estimates and assumptions related to future revenue forecasts, future expenses and capital expenditures, and a discount rate. While there are several estimates and assumptions that are required to determine the fair value of the warrants at November 15, 2024, the estimates with the highest degree of subjectivity are future revenue forecasts and the discount rate used to determine the underlying share price of Telesat LEO common shares. Auditing these estimates and assumptions required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the fair value of the warrants, specifically the future revenue forecasts and the discount rate used to determine the underlying share price of Telesat LEO common shares as at November 15, 2024 included the following, among others:

•        Evaluated the effectiveness of the internal controls over the fair value of warrants, including those over the key assumptions in determining the underlying share price of Telesat LEO common shares;

•        Evaluated the reasonableness of the future revenue forecasts by considering due diligence reports, industry reports in respect of demand for satellite capacity and price, and communications to the board of directors and external stakeholders; and

•        With the assistance of fair value specialists, evaluated the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate and developing a range of independent estimates and comparing to those selected by management.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 26, 2025

We have served as the Company’s auditor since 1993.

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of
Telesat Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Telesat Corporation and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 26, 2025, expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
March 26, 2025

Telesat Corporation
Consolidated Statements of Income (Loss)

		For the years ended December 31,
(in thousands of Canadian dollars, except per share amounts)	Notes	2024	2023	2022
Revenue	5	$571,044	$704,161	$759,169
Operating expenses	6	(207,767)	(204,552)	(258,989)
Depreciation		(127,274)	(182,669)	(188,755)
Amortization		(11,337)	(13,093)	(14,979)
Other operating gains (losses), net	7	(264,931)	264,999	7
Operating income		(40,265)	568,846	296,453
Interest expense	8	(243,757)	(270,350)	(221,756)
Gain on repurchase of debt	24	202,493	230,080	106,916
Interest and other income	9	23,314	66,532	23,476
Gain (loss) on changes in fair value of financial instruments		(12,761)	—	4,314
Gain (loss) on foreign exchange		(244,527)	77,758	(239,591)
Income (loss) before income taxes		(315,503)	672,866	(30,188)
Tax (expense) recovery	10	13,037	(89,596)	(51,409)
Net income (loss)		$(302,466)	$583,270	$(81,597)

Net income (loss) attributable to:
Telesat Corporation shareholders		$(87,720)	$157,118	$(23,764)
Non-controlling interest		(214,746)	426,152	(57,833)
		$(302,466)	$583,270	$(81,597)

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic		$(6.29)	$11.71	$(1.93)
Diluted		$(6.29)	$11.29	$(1.93)

Total Weighted Average Common Shares Outstanding
Basic	27	13,937,443	13,417,290	12,311,264
Diluted	27	13,937,443	15,288,221	12,311,264

See accompanying notes to the consolidated financial statements

Telesat Corporation
Consolidated Statements of Comprehensive Income (Loss)

		For the years ended December 31,
(in thousands of Canadian dollars)	Notes	2024	2023	2022
Net income (loss)		$(302,466)	$583,270	$(81,597)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments		372,020	(50,985)	148,456
Items that will not be reclassified to profit or loss
Actuarial gain (loss) on defined benefit plans	32	22,628	(5,050)	33,282
Income tax on items that will not be reclassified to profit or loss		(4,844)	1,665	(6,768)
Total other comprehensive income (loss)		389,804	(54,370)	174,970
Total comprehensive income (loss)		$87,338	$528,900	$93,373

Total comprehensive income (loss) attributable to:
Telesat Corporation shareholders		$19,676	$142,787	$19,889
Non-controlling interest		67,662	386,113	73,484
		$87,338	$528,900	$93,373

See accompanying notes to the consolidated financial statements

Telesat Corporation
Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Notes	Telesat Corporation Shares	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total Telesat Corporation shareholders’ equity	Non- controlling Interest	Total shareholders’ equity
Balance as at January 1, 2022		$42,841	$351,468	$38,664	$(15,860)	$22,804	$417,113	$1,285,110	$1,702,223
Net income (loss)		—	(23,764)	—	—	—	(23,764)	(57,833)	(81,597)
Issuance of share capital on settlement of restricted share units	25	2,142	—	(1,224)	—	(1,224)	918	(2,991)	(2,073)
Exchange of Limited Partnership units for Public Shares	25	1,571	21,812	(14)	(183)	(197)	23,186	(23,186)	—
Other comprehensive income (loss), net of tax (expense) recovery of $(6,768)		—	6,757	—	36,896	36,896	43,653	131,317	174,970
Final Transaction adjustment	26	—	—	—	—	—	—	(20,790)	(20,790)
Share-based compensation		—	—	20,330	—	20,330	20,330	47,089	67,419
Balance as at December 31, 2022		$46,554	$356,273	$57,756	$20,853	$78,609	$481,436	$1,358,716	$1,840,152

Balance as at January 1, 2023		$46,554	$356,273	$57,756	$20,853	$78,609	$481,436	$1,358,716	$1,840,152
Net income (loss)		—	157,118	—	—	—	157,118	426,152	583,270
Issuance of share capital on settlement of restricted share units	25	3,212	11	(661)	—	(661)	2,562	(5,693)	(3,131)
Issuance of share capital on exercise of stock options	25	29	—	—	—	—	29	(13)	16
Exchange of Limited Partnership units for Public Shares	25	1,457	21,577	2,375	1,358	3,733	26,767	(26,767)	—
Other comprehensive income (loss), net of tax (expense) recovery of $1,665		—	(921)	—	(13,410)	(13,410)	(14,331)	(40,039)	(54,370)
Share-based compensation		—	—	8,337	—	8,337	8,337	24,709	33,046
Balance as at December 31, 2023		$51,252	$534,058	$67,807	$8,801	$76,608	$661,918	$1,737,065	$2,398,983

Balance as at January 1, 2024		$51,252	$534,058	$67,807	$8,801	$76,608	$661,918	$1,737,065	$2,398,983
Net income (loss)		—	(87,720)	—	—	—	(87,720)	(214,746)	(302,466)
Issuance of share capital on settlement of restricted share units, deferred share units, performance share units and the exercise of stock options	25	7,830	16,041	(1,587)	1,667	80	23,951	(30,653)	(6,702)
Other comprehensive income (loss), net of tax (expense) recovery of $(4,844)		—	4,954	—	102,442	102,442	107,396	282,408	389,804
Share-based compensation		—	—	4,735	—	4,735	4,735	12,351	17,086
Balance as at December 31, 2024		$59,082	467,333	70,955	112,910	183,865	710,280	1,786,425	2,496,705

See accompanying notes to the consolidated financial statements

Telesat Corporation
Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	December 31, 2024	December 31, 2023
Assets
Cash and cash equivalents		$552,064	$1,669,089
Trade and other receivables	11	158,930	78,289
Other current financial assets	12	565	631
Current income tax recoverable		29,253	16,510
Prepaid expenses and other current assets	13	280,460	52,169
Total current assets		1,021,272	1,816,688
Satellites, property and other equipment	5,16	2,277,143	1,260,298
Deferred tax assets	10	3,059	2,954
Other long-term financial assets	14	9,767	6,633
Long-term income tax recoverable		6,993	7,497
Other long-term assets	5,15	516,507	79,939
Intangible assets	5,17	497,466	692,756
Goodwill	18	2,612,972	2,446,603
Total assets		$6,945,179	$6,313,368

LIABILITIES
Trade and other payables	19	$158,276	$43,626
Other current financial liabilities	20	26,483	29,061
Income taxes payable		5,913	1,921
Other current liabilities	21	65,906	63,119
Total current liabilities		256,578	137,727
Long-term indebtedness	24	3,096,615	3,197,019
Deferred tax liabilities	10	175,544	235,247
Other long-term financial liabilities	22	630,556	14,938
Other long-term liabilities	23	289,181	329,454
Total liabilities		4,448,474	3,914,385

SHAREHOLDERS’ EQUITY
Share capital	25	59,082	51,252
Accumulated earnings		467,333	534,058
Reserves		183,865	76,608
Total Telesat Corporation shareholders’ equity		710,280	661,918
Non-controlling interest	26	1,786,425	1,737,065
Total shareholders’ equity		2,496,705	2,398,983
Total liabilities and shareholders’ equity		$6,945,179	$6,313,368

See accompanying notes to the consolidated financial statements

Telesat Corporation
Consolidated Statements of Cash Flows

		For the years ended December 31,
(in thousands of Canadian dollars)	Notes	2024	2023	2022
Cash flows from operating activities
Net income (loss)		$(302,466)	$583,270	$(81,597)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation		127,274	182,669	188,755
Amortization		11,337	13,093	14,979
Tax expense (recovery)		(13,037)	89,596	51,409
Interest expense		243,757	270,350	221,756
Interest income		(65,996)	(63,838)	(23,564)
(Gain) loss on foreign exchange		244,527	(77,758)	239,591
(Gain) loss on changes in fair value of financial instruments		12,761	—	(4,314)
Share-based compensation	31	17,557	33,015	67,428
(Gain) loss on disposal of assets	7	534	(59)	(7)
Gain on disposal of subsidiaries	7	(2,620)	—	—
Gain on repurchase of debt		(202,493)	(230,080)	(106,916)
Impairment	7	267,017	79,740	—
Deferred revenue amortization		(58,044)	(59,337)	(77,075)
Pension expense	32	5,648	5,674	7,587
C-band clearing income	7	—	(344,892)	—
Non-cash other income (expense)		33,902	—	—
Other		7,511	2,958	(1,184)
Income taxes paid, net of income tax received	33	(60,510)	(66,841)	(98,143)
Interest paid, net of interest received	33	(161,595)	(209,261)	(163,113)
Government grant received		2,520	972	10,703
Operating assets and liabilities	33	(45,120)	(39,212)	(6,744)
Net cash from operating activities		62,464	170,059	239,551

Cash flows (used in) generated from investing activities
Cash payments related to satellite programs		(1,045,671)	(83,319)	(31,805)
Cash payments related to property and other equipment		(64,804)	(42,920)	(32,701)
Purchase of intangible assets		(52)	(13,267)	(71)
Net proceeds from disposal of subsidiaries		3,613	—	—
Government grant received		15,359	117	11,621
C-band clearing proceeds	7	—	351,438	64,651
Net cash (used in) generated from investing activities		(1,091,555)	212,049	11,695

Cash flows (used in) generated from financing activities
Repurchase of indebtedness	33	(155,903)	(344,014)	(97,234)
Payments of principal on lease liabilities	33	(2,422)	(2,171)	(2,498)
Satellite performance incentive payments	33	(4,572)	(6,385)	(6,667)
Tax withholdings on settlement of restricted share units		(7,732)	(3,198)	—
Proceeds from exercise of stock options		426	27	—
Final Transaction adjustment payment	26	—	—	(20,790)
Net cash (used in) generated from financing activities		(170,203)	(355,741)	(127,189)

Effect of changes in exchange rates on cash and cash equivalents		82,269	(35,070)	104,142

Changes in cash and cash equivalents		(1,117,025)	(8,703)	228,199
Cash and cash equivalents, beginning of year		1,669,089	1,677,792	1,449,593
Cash and cash equivalents, end of year		$552,064	$1,669,089	$1,677,792

See accompanying notes to the consolidated financial statements

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Corporation was incorporated under the Business Corporations Act (British Columbia) in October 2020 and is headquartered in Ottawa, Canada.

References herein to “Telesat” or “Company” refer to Telesat Corporation and its subsidiaries.

The Company is a global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. The Company’s state-of-the-art fleet consists of 14 geostationary satellites and the Canadian payload on Viasat-1.

Telesat LEO Inc., a wholly-owned subsidiary of the Corporation, is building a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. In January 2018, the first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. In July 2023, the Company successfully launched its LEO 3 satellite into orbit, and it has since replaced LEO 1.

Telesat Corporation began trading on the Nasdaq Global Select Market and the Toronto Stock Exchange on November 19, 2021 under the ticker symbol “TSAT”. Quarterly and annual financial statements, material change statements and other publicly available documents of the Company can be obtained from the U.S. Securities Exchange Commission (“SEC”) at https://www.sec.gov and the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at https://www.sedarplus.ca.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the audited consolidated financial statements of Telesat.

On March 26, 2025, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The consolidated financial statements were prepared in accordance with IFRS® as issued by the International Accounting Standards Board (“IASB”). Apart from the change in operating segments as of January 1, 2024, outlined in Note 3, all other accounting policies were consistently applied to all years presented.

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
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

3. MATERIAL ACCOUNTING POLICY INFORMATION

Segment Reporting

As of January 1, 2024, the Company modified from reporting one operating segment to two operating segments. As a result, operating segment information for comparative periods has been restated. The two operating segments are geostationary (“GEO”) and LEO. Transactions that do not belong to a particular operating segment, such as transactions related to certain corporate entities, are reported within “Other”. For additional details on the change in operating segments, refer to Note 5.

Operating segments are reported in a manner consistent with the internal reporting provided to the Company’s Chief Operating Decision Maker (“CODM”), who is the Company’s Chief Executive Officer.

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

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

Depreciation is calculated using the straight-line method over the respective estimated useful lives of the assets.

Below are the estimated useful lives in years of satellites, property and other equipment as at December 31, 2024.
Years
Satellites	3 to 15
Right-of-use assets	2 to 27
Antennas, satellite control and communication equipment	7 to 20
Building, equipment and other	2 to 25

Construction in progress is not depreciated as depreciation only commences when the asset is ready for its intended use. For satellites, depreciation commences on the day the satellite becomes available for service.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

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

Below are the estimated useful lives in years of the finite life intangible assets as at December 31, 2024.
Years
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

Up to the year ended December 31, 2023, goodwill was tested for impairment at the entity-level which represented the lowest level within the Company at which the goodwill was monitored for internal management purposes. Due to the changes made to the operating segments explained in Note 5, as of January 1, 2024, the Company reallocated its goodwill to GEO and LEO segments on a relative fair value basis which are now considered to be the lowest level at which the associated goodwill is monitored for the purpose of impairment.

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

The value in use amount is the present value of the future cash flows expected to be derived from the CGU. The determination of this amount includes projections of cash inflows from the continuing use of the asset and cash outflows that are required to generate the associated cash inflows. These cash flows are discounted at an appropriate discount rate.

Goodwill

In performing the goodwill impairment analysis, the Company assesses the recoverable amount of goodwill calculated under the income approach.

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

Financial Instruments

Financial assets are initially recognized at fair value. Financial assets are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). A financial asset is measured at amortized cost if it is not designated as FVTPL, it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. A debt investment is measured at FVTOCI if it is not designated at FVTPL, it is held within a business model whose

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

objective is achieved by both collecting contractual cash flows and selling financial assets and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amounts outstanding. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment by investment basis. All financial assets not classified as measured at amortized cost or FVTOCI as described above are measured at FVTPL. Telesat does not have any financial assets measured at FVTOCI as at December 31, 2024 and 2023.

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

expense using the effective interest method. All other debt issuance costs are accounted for as short-term and long-term deferred charges and are included in prepaid expenses and other current assets and other long-term assets. The deferred charges are amortized to interest expense on a straight-line basis over the term of the indebtedness to which they relate.

Employee Benefit Plans

Telesat Canada maintains one contributory and three non-contributory defined benefit pension plans which provide benefits based on length of service and rate of pay. Two of these defined-benefit plans were closed to new members in 2013. Effective January 1, 2024, the Pension Plan for Employees of Telesat Canada and the Pension Plan for Designated Employees of Telesat Canada were merged into one plan, the Pension Plan for Employees of Telesat Canada, subject to final regulatory filings and approvals. The combined plan is closed entirely to new members with respect to the defined benefit provisions. The merged plan will offer a defined contribution pension to all employees of Telesat Canada and Telesat LEO Inc. effective January 1, 2024.

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

Effective November 19, 2021, the Company has become responsible for the defined benefit plan and health and life insurance benefits for retired employees of Loral. Loral maintained a defined benefit pension plan for its employees. Loral pension plan is a qualified defined benefit pension plan in which only the employees hired prior to July 1, 2006 could participate. Benefits are based primarily on members’ compensation and/or years of service. In addition to pension plan, certain health care and life insurance benefits are also provided to retired employees and dependents. Healthcare benefits end when the retiree reaches age 65.

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

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

Stock Options

The Company offers stock options for certain key employees under which it receives services from employees in exchange for equity instruments of the Company. The expense is based on the fair value of the awards granted using the Black-Scholes option pricing model. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied, with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period with a significant higher proportionate amount of the total expense being recognized earlier in the vesting period.

Restricted Share Units, Performance Share Units and Deferred Share Units

For each restricted share unit (“RSU”), performance share unit (“PSU”) or deferred share unit (“DSU”), an expense is recorded over the vesting period equal to the fair value of the Non-Voting Participating Preferred shares prior to the close of the Transaction and equal to the fair value of the either Class A Common shares or Class B Variable Voting shares of Telesat Corporation after the close of the Transaction, with a corresponding increase in equity. For awards with graded vesting, the fair value of each tranche is recognized over the respective vesting period with a significant higher proportionate amount of the total expense being recognized earlier in the vesting period. All RSU’s, PSU’s and DSU’s, including those issued prior to the close of the Transaction, are expected to be settled in either Class A Common shares or Class B Variable Voting shares of Telesat Corporation.

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

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

Earnings Per Share

Basic earnings per share is computed based upon the weighted average number of Class A Common Shares, Class B Variable Voting Shares, Class C Fully Voting Shares and Class C Limited Voting Shares during each period. Variable Voting and Limited Voting shares are in all respects identical to and treated equally to voting common shares.

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

Comparative figures

In order to conform to current year presentation, the Company reclassified certain line items in the consolidated statements of cash flows with respect to government grant received in order to segregate between operating activities and investing activities from financing activities and certain line items in the consolidated balance sheets to reflect gross presentation of pension balances presented within other long-term assets and other long-term liabilities, respectively.

Future Changes in Accounting Policies

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

IFRS 18, Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures in Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and giving investors a better basis for analyzing and comparing companies.

IFRS 18 introduces three new sets of requirements:

1)      Improved comparability in the statement of profit or loss (income statement) which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the income statement and provide new defined subtotals, including operating profit.

2)      Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

3)      More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

The Company is currently evaluating the impact of this new standard.

4. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

Critical judgments in applying accounting policies

The following are the critical judgments made in applying the Company’s accounting policies which have the most significant effect on the amounts reported in the financial statements:

Deferred revenue

The Company’s accounting policy relating to deferred revenue is described in Note 3. Certain of the Company’s revenue agreements were noted to include a significant financing component. Judgment by management is required to determine the discount rate used in the significant financing component calculation.

Lease liabilities

The Company’s accounting policy relating to leases is described in Note 3. Judgment by management is required in the determination of the likelihood that the lease renewal periods will be exercised as well as the determination of the incremental borrowing rate.

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

Software as a Service arrangements

The Company’s accounting policy relating to SaaS is described in Note 3. Judgment by management is required to determine whether configuration or customization of a software results in an intangible asset for Telesat.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
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

The accounting estimates and assumptions critical to the determination of the amounts reported in the financial statements were as follows:

Capitalization of soft costs

The development of the Telesat Lightspeed constellation is a complex project that involves significant assumptions about the capitalizing of soft costs (such as labor, interest, insurance, and indirect project costs) to assets under construction. The Company must estimate the portion of these costs that directly relate to the construction activity and meet the criteria for capitalization under IAS 16, Property, Plant and Equipment or IAS 23, Borrowing Costs. This involves significant estimation and assumptions about the internal allocation of costs including overhead indirect costs, the duration of the construction period, and the extent to which these costs enhance the value of the Telesat Lightspeed constellation.

Derivative financial instruments measured at fair value

As at December 31, 2024, the balance of the derivative liabilities was $617.1 million (December 31, 2023 – $Nil).

As at December 31, 2024 and 2023, the balances of the derivative assets was $Nil.

To fund its Lightspeed LEO constellation, on September 13, 2024, Telesat LEO Inc. (a wholly owned unrestricted subsidiary of Telesat) entered into loan agreements with 16342451 Canada Inc., a subsidiary of Canada Development Investment Corporation (“Government of Canada”) and Investissement Quebec (“Government of Quebec”), for senior secured non-revolving delayed draw term loan facilities in the principal amount of $2,140 million and $400 million, respectively (“Telesat Lightspeed Financing”).

As part of the Telesat Lightspeed Financing, Telesat LEO Inc. issued warrants entitling the Government of Canada to acquire 10% and Government of Quebec to acquire 1.87% of its total shares on a fully diluted basis (“Telesat Lightspeed Financing Warrants”), which were fair valued upon the completion of the conditions precedent. The Telesat Lightspeed Financing Warrants can be exercised starting two years after issuance and have ten-years term.

As at November 15, 2024, at inception, the fair value of the embedded derivatives was $509.1 million and $95.2 million, respectively, for the Government of Canada and Government of Quebec. As at December 31, 2024, the fair value of the embedded derivatives was $519.9 million and $97.2 million, respectively, for the Government of Canada and Government of Quebec.

Quoted market values are unavailable for the Telesat Lightspeed Financing Warrants and, in the absence of an active market, the Company determines fair value for Telesat Lightspeed Financing Warrants based on valuation models; such as option pricing models and discounted cash flow analysis, which uses unobservable inputs including the value of the Telesat LEO Inc. business and volatility which requires management to make significant estimates and judgements. The determination of fair value of the Telesat Lightspeed Financing Warrants is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities and the amount of gain/loss on changes in fair value of financial instruments recorded to net income (loss) could vary.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES (cont.)

Impairment of goodwill

Goodwill represented $2,613.0 million of total assets as at December 31, 2024 (December 31, 2023 — $2,446.6 million). Determining whether goodwill is impaired requires an estimation of the Company’s fair value which requires management to estimate the future cash flows expected to arise from operations and to make assumptions regarding the underlying business plan, discount rate, and growth rate assumptions. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Impairment of intangible assets

Intangible assets represented $497.5 million of total assets as at December 31, 2024 (December 31, 2023 — $692.8 million). Impairment of intangible assets is tested annually or more frequently if indicators of impairment or reversal of a prior impairment loss exist. The impairment analysis requires the Company to estimate the future cash flows expected to arise from operations and to make assumptions regarding the underlying business plan, discount rates, growth rate assumptions and royalty rate. Significant judgments are made in establishing these assumptions. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

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

5. SEGMENT INFORMATION

Beginning in the first quarter of 2024, Telesat modified its operating segments to align with changes to the internal reporting being provided to the CODM. The CODM is provided with information to review the operating results, assess performance of the operations and make capital allocation decisions at the operating segment level comprising GEO and LEO. The accounting policies of the reportable segments are the same as those described in Notes 2 and 3, above.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION (cont.)

The segment information regularly reviewed by the CODM and the reconciliation thereof to the net income (loss) as well as the capital expenditures by operating segment are included in the following tables:

For the year ended December 31, 2024	GEO	LEO	Other(3)	Consolidated
Revenue	$554,286	$16,758	$—	$571,044
Operating expenses, net of share-based compensation and non-recurring items(1)	(110,851)	(74,361)	(2,095)	(187,307)
Adjusted EBITDA(1)	$443,435	$(57,603)	$(2,095)	383,737
Share-based compensation				(17,557)
Non-recurring items(2)				(2,903)
Depreciation				(127,274)
Amortization				(11,337)
Other operating gains (losses), net				(264,931)
Operating income				(40,265)
Interest expense				(243,757)
Interest and other income				23,314
Gain on repurchase of debt				202,493
Gain (loss) on changes in fair value of financial instruments				(12,761)
Gain (loss) on foreign exchange				(244,527)
Income (loss) before income taxes				(315,503)
Tax (expense) recovery				13,037
Net income (loss)				$(302,466)
Capital expenditures	$4,136	$1,200,881	$—	$1,205,017
For the year ended December 31, 2023	GEO	LEO	Other(3)	Consolidated
Revenue	$693,219	$10,942	$—	$704,161
Operating expenses, net of share-based compensation and non-recurring items(1)	(114,075)	(53,921)	(2,463)	(170,459)
Adjusted EBITDA(1)	$579,144	$(42,979)	$(2,463)	533,702
Share-based compensation				(33,015)
Non-recurring items(2)				(1,078)
Depreciation				(182,669)
Amortization				(13,093)
Other operating gains (losses), net				264,999
Operating income				568,846
Interest expense				(270,350)
Interest and other income				66,532
Gain on repurchase of debt				230,080
Gain (loss) on foreign exchange				77,758
Income (loss) before income taxes				672,866
Tax (expense) recovery				(89,596)
Net income (loss)				$583,270
Capital expenditures	$16,688	$116,014	$—	$132,702

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION (cont.)

For the year ended December 31, 2022	GEO	LEO	Other(3)	Consolidated
Revenue	$726,285	$32,884	$—	$759,169
Operating expenses, net of share-based compensation and non-recurring items(1)	(121,034)	(67,015)	(3,201)	(191,250)
Adjusted EBITDA(1)	$605,251	$(34,131)	$(3,201)	567,919
Share-based compensation				(67,428)
Non-recurring items(2)				(311)
Depreciation				(188,755)
Amortization				(14,979)
Other operating gains (losses), net				7
Operating income				296,453
Interest expense				(221,756)
Interest and other income				23,476
Gain on repurchase of debt				106,916
Gain (loss) on changes in fair value of financial instruments				4,314
Gain (loss) on foreign exchange				(239,591)
Income (loss) before income taxes				(30,188)
Tax (expense) recovery				(51,409)
Net income (loss)				$(81,597)
Capital expenditures	$1,696	$54,787	$—	$56,483

____________

(1)      The performance of each segment is evaluated by the CODM based on Adjusted EBITDA. Adjusted EBITDA is defined as operating income (excluding certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance.

(2)      Non-recurring payments includes severance payments and special compensation and benefits for executives and employees.

(3)      Transactions that do not belong to a particular operating segment such as certain corporate entities are reported within “Other”.

Service Revenue

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

Consolidated

Revenue derived from the above services were as follows:

For the years ended December 31,	2024	2023	2022
Broadcast	$274,414	$331,842	$358,661
Enterprise(1)	267,768	348,823	376,126
Consulting and other(1)	28,862	23,496	24,382
Revenue	$571,044	$704,161	$759,169

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION (cont.)

Equipment sales included within the various services were as follows:

For the years ended December 31,	2024	2023	2022
Broadcast	$—	$16	$81
Enterprise	7,754	12,630	28,071
Revenue	$7,754	$12,646	$28,152

All revenue from equipment sales for the years ended December 31, 2024 and 2023 were from the GEO segment. For the year ended December 31, 2022, $20.0 million of equipment sales were from the LEO segment.

Operating Segments

Revenue derived from the GEO operating segment was as follows:

For the years ended December 31,	2024	2023	2022
Broadcast	$274,414	$331,842	$358,661
Enterprise(1)	267,768	348,823	356,100
Consulting and other(1)	12,104	12,554	11,524
Revenue	$554,286	$693,219	$726,285

Revenue derived from the LEO operating segment was as follows:

For the years ended December 31,	2024	2023	2022
Enterprise(1)	$—	$—	$20,026
Consulting and other(1)	16,758	10,942	12,858
Revenue	$16,758	$10,942	$32,884

____________

(1)      Revenue between Enterprise and Consulting and other were reclassified to correspond to the presentation in the current year.

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

For the years ended December 31,	2024	2023	2022
Canada	$260,425	$324,226	$330,533
United States	210,628	245,328	289,946
Asia & Australia	31,984	50,651	45,082
Latin America & Caribbean	36,459	48,664	57,842
Europe, Middle East & Africa	31,548	35,292	35,766
Revenue	$571,044	$704,161	$759,169

For the years ended December 31, 2024, 2023 and 2022, revenue from the LEO segment was from the United States geographic region.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION (cont.)

For disclosure purposes, the satellites and the intangible assets have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows:

As at December 31,	2024	2023
Canada	$1,903,673	$782,639
United Kingdom	349,619	446,194
United States	14,964	18,035
Europe, Middle East & Africa (excluding United Kingdom)	7,427	11,395
All others	1,460	2,035
Satellites, property and other equipment	$2,277,143	1,260,298
As at December 31,	2024	2023
Canada	$477,221	$650,528
United States	7,896	25,999
Latin America & Caribbean	8,817	11,963
All others	3,532	4,266
Intangible assets	$497,466	$692,756

Other long-term assets by geographic regions were allocated as follows:

As at December 31	2024	2023
Canada	$516,507	$79,939
Other long-term assets	$516,507	$79,939

Goodwill was not allocated to geographic regions.

Major Customers

For the years ended December 31, 2024, 2023 and 2022 there were two significant customers each representing more than 10% of consolidated revenue.

6. OPERATING EXPENSES

For the years ended December 31,	2024	2023	2022
Compensation and employee benefits(a)	$110,330	$117,917	$152,154
Other operating expenses(b)	59,465	48,120	52,831
Cost of sales(c)	37,972	38,515	54,004
Operating expenses	$207,767	$204,552	$258,989

____________

(a)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)      Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for year ended December 31, 2024 included $1.8 million of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the lease liabilities (December 31, 2023 — $1.7 million).

(c)      Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

6. OPERATING EXPENSES (cont.)

The cost of equipment sales included in the cost of sales is as follows:

For the years ended December 31,	2024	2023	2022
Cost of equipment sale	$4,093	$7,546	$26,273

7. OTHER OPERATING GAINS (LOSSES), NET

For the years ended December 31,	2024	2023	2022
Gain (loss) on disposal of assets	$(534)	$59	$7
Gain on disposal of subsidiaries	2,620	—	—
C-band clearing income	—	344,892	—
Impairment	(267,017)	(79,740)	—
Other	—	(212)	—
Other operating gains (losses), net	$(264,931)	$264,999	$7

Gain on disposal of subsidiaries

In August 2024, Telesat sold its interest in wholly-owned subsidiaries, Infosat Communications LP and Infosat Communications GP, to a third party. Proceeds of $5.6 million included the purchase price of $3.25 million and a working capital adjustment of $2.3 million.

Cash flows associated with the disposal in the year ended December 31, 2024 was $3.6 million. This balance consisted of $5.3 million consideration received, net of cash previously held in the subsidiaries of $1.7 million.

Summarized financial information relating to the disposal of the subsidiaries is shown below:

December 31, 2024
Net proceeds, including working capital adjustments	$5,597
Carrying value
Assets	3,759
Liabilities	(782)
2,977
Gain on disposal	$2,620

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

7. OTHER OPERATING GAINS (LOSSES), NET (cont.)

In May 2020, the Company officially committed to the accelerated version of the C-Band clearing program. An amount of $108.5 million (US$84.8 million) was recognized during the year ended December 31, 2021, relating to Phase I accelerated clearing of the C-band spectrum. Of this balance, $42.9 million was received in 2021 with the remaining payments received in 2022.

In June 2023, the Company filed certification of accelerated relocation relating to Phase II. The FCC received no challenges and on June 30, 2023, issued an order validating the certification. An amount of US$259.6 million was received during the year ended December 31, 2023, relating to Phase II accelerated clearing of the C-band spectrum. As of December 31, 2023, the Company fulfilled all requirements of the program and all clearing proceeds have been received.

Impairment

Indefinite life intangible assets are tested for impairment at the individual CGU level. In the case of orbital slots, the CGU is based on geography. During the year ended December 31, 2024, as a result of impairment testing of the geographical CGUs, an impairment of $191.0 million was recorded against intangible assets (December 31, 2023 — $66.0 million) (Note 17) and an impairment of $36.3 million was recorded against satellites, property and other equipment (December 31, 2023 — $13.8 million) (Note 16). Further, an impairment of $39.7 million relating to one of the satellites (Telstar 18 VANTAGE) was also recorded against satellites, property and other equipment (Note 16).

8. INTEREST EXPENSE

For the years ended December 31,	2024	2023	2022
Interest on indebtedness	$227,411	$252,257	$197,491
Interest on derivative instruments	—	—	3,040
Interest on satellite performance incentive payments	1,144	1,464	1,797
Interest on significant financing component	13,834	15,713	17,229
Interest on employee benefit plans (Note 32)	(150)	(607)	588
Interest on leases	1,518	1,523	1,611
Interest expense	$243,757	$270,350	$221,756

9. INTEREST AND OTHER INCOME

For the years ended December 31,	2024	2023	2022
Interest income	$65,996	$63,838	$23,564
Other income (expense)	(42,682)	2,694	(88)
Interest and other income	$23,314	$66,532	$23,476

10. INCOME TAXES

For the years ended December 31,	2024	2023	2022
Current tax expense (recovery)	$50,943	$75,780	$77,645
Deferred tax expense (recovery)	(63,980)	13,816	(26,236)
Tax expense (recovery)	$(13,037)	$89,596	$51,409

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES (cont.)

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

For the years ended December 31,	2024	2023	2022
Net income (loss) before taxes	$(315,503)	$672,866	$(30,188)
Multiplied by the statutory income tax rates	26.39%	26.40%	26.44%
	(83,261)	177,637	(7,982)
Income tax recorded at rates different from the Canadian tax rate	(12,266)	(11,518)	(11,774)
Permanent differences	6,361	(71,741)	35,298
Effect on deferred tax balances due to changes in income tax rates	(86)	(407)	1,870
Effect of temporary differences not recognized as deferred tax assets	77,948	(4,661)	32,654
Foreign taxes	8,866	—	—
Taxes related to prior periods	6	(2,152)	2,072
Impact of foreign exchange	(10,883)	2,436	(731)
Other	278	2	2
Tax expense (recovery)	$(13,037)	$89,596	$51,409
Effective income tax rate	4.13%	13.32%	(170.30)%

Temporary differences, tax losses and tax credits

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

As at December 31,	2024	2023
Deferred tax assets
Foreign tax credits	$2,692	$2,999
Corporate interest restriction	—	7,397
Financing charges	—	4,412
Deferred revenue	5,783	7,249
Loss carry forwards	44,309	43,520
Reserves	1,363	1,467
Other	2,302	872
Total deferred tax assets	$56,449	$67,916
As at December 31,	2024	2023
Deferred tax liabilities
Capital assets	$(46,149)	$(76,376)
Intangible assets	(174,514)	(222,159)
Financing charges	(7,511)	—
Employee benefits	(760)	(1,674)
Total deferred tax liabilities	(228,934)	(300,209)
Deferred tax liabilities, net	$(172,485)	$(232,293)

As at December 31, 2024, deferred tax assets of $3.1 million on the balance sheet relate to Brazil and United States tax jurisdictions (December 31, 2023 — $3.0 million related to Brazil tax jurisdictions).

Certain comparative figures have been reclassified to conform to the current year presentation.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES (cont.)

Foreign tax credits

The Company has Canadian foreign tax credits of $11.5 million which may only be used to offset taxes payable, of which $2.6 million has been recognized. The credits are due to expire between 2025 and 2034.

The Company has United Kingdom foreign tax credits of $11.2 million which have no expiry. No deferred tax asset has been recognized in respect of these foreign tax credits.

The Company has United States foreign tax credits of $157.6 million carried over from 2017. No deferred tax asset has been recognized in respect of these foreign tax credits.

Loss carry forwards and deductible temporary differences

The Company has tax losses in Canada of $129.0 million which will expire starting in 2038 for which a deferred tax asset of $7.2 million has been recognized. The Company has capital losses in Canada of $7.7 million which have no expiry. No deferred tax asset has been recognized in respect to these losses as it is not probable we will recognize capital gains. In addition, the Company also has $182.1 million of deductible temporary differences for which no deferred tax asset has been recognized.

The Company has tax losses in the United Kingdom of $131.9 million that can be carried forward indefinitely, subject to restrictions on their utilization. The use of the losses is limited to 50% of taxable income generated in a carry forward year. Notwithstanding, the Company will be entitled to a GBP 5 million annual allowance of unrestricted taxable income not subject to the 50% limitation. A deferred tax asset of $21.6 million has been recognized in respect of the losses. The Company also has $389.2 million of unused interest deductions in the United Kingdom that can be carried forward indefinitely for which no deferred tax has been recognized.

The Company has tax losses of $5.1 million in the United States which can be carried forward indefinitely, and subject to restrictions on their utilization of up to 80% of taxable income generated in a carry forward year. No deferred tax asset has been recognized in respect of the losses. The Company also has $14.7 million of deductible temporary differences for which no deferred tax asset has been recognized.

The Company has tax losses of $1.6 million in Brazil that can be carried forward indefinitely, subject to restrictions on their utilization. The use of the losses is limited to 30% of taxable income generated in a carry forward year. A deferred tax asset of $0.6 million has been recognized in respect of the losses.

Investments in subsidiaries

As at December 31, 2024, the Company had temporary differences of $437.5 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future.

11. TRADE AND OTHER RECEIVABLES

As at December 31,	2024	2023
Trade receivables	$57,176	$54,024
Less: allowance for doubtful accounts	(8,901)	(6,467)
Net trade receivables	48,275	47,557
Deferred receivables	4,702	3,347
Government grant receivable (Note 28)	16,245	20,697
Other receivables	89,708	6,688
Trade and other receivables	$158,930	$78,289

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

11. TRADE AND OTHER RECEIVABLES (cont.)

Allowance for doubtful accounts

The movement in the allowance for doubtful accounts was as follows:

Years ended December 31,	2024	2023
Allowance for doubtful accounts, beginning of year	$6,467	$4,901
Provisions for impaired receivables	6,552	2,881
Receivables written off	(4,385)	(1,242)
Impact of foreign exchange	267	(73)
Allowance for doubtful accounts, end of year	$8,901	$6,467

12. OTHER CURRENT FINANCIAL ASSETS

As at December 31,	2024	2023
Security deposits	$565	$631
Other current financial assets	$565	$631

13. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As at December 31,	2024	2023
Transaction costs(a)	$—	$39,317
Prepaid expenses	6,597	6,607
Inventory(b)	1,457	4,317
Deferred charges(c)	238,513	247
Other	33,893	1,681
Prepaid expenses and other current assets	$280,460	$52,169

____________

(a)      Transaction costs represent the incremental costs in connection with the debt and equity financing.

(b)      As at December 31, 2024, inventory consisted of $0.3 million of work in progress (December 31, 2023 — $2.8 million) and $1.2 million of other inventory (December 31, 2023 — $1.5 million).

(c)      As at December 31, 2024, the deferred financing charges were associated with the Telesat Lightspeed Financing Warrants (Note 24) granted to the Government of Canada and the Government of Quebec and the debt issue costs associated with the Telesat Lightspeed Financing. As at December 31, 2023, deferred charges included deferred financing charges relating to the Revolving Credit Facility. As the drawdowns will be made against the Telesat Lightspeed Financing, the proportional amount of the current and long-term assets will be transferred to the debt issue costs against the long-term indebtedness.

14. OTHER LONG-TERM FINANCIAL ASSETS

As at December 31,	2024	2023
Deferred receivables	$8,708	$5,635
Security deposits	1,059	998
Other long-term financial assets	$9,767	$6,633

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. OTHER LONG-TERM ASSETS

As at December 31,	2024	2023
Pension benefits (Note 32)	$99,554	$79,637
Other	10	302
Deferred charges(a)	416,431	—
Prepaid expenses	512	—
Other long-term assets	$516,507	$79,939

____________

(a)      As at December 31, 2024, the deferred financing charges were associated with the Telesat Lightspeed Financing Warrants (Note 24) granted to the Government of Canada and the Government of Quebec and the debt issue costs associated with the Telesat Lightspeed Financing. As the drawdowns will be made against the Telesat Lightspeed Financing, the proportional amount of the current and long-term assets will be transferred to the debt issue costs against the long-term indebtedness.

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Satellites	Antennas, satellite control & communication equipment	Building, equipment & other	Right-of-use assets(1)	Assets under construction	Total
Cost as at January 1, 2023	$3,433,973	$174,584	$86,220	$44,352	$470,235	$4,209,364
Additions	—	52	615	1,473	114,090	116,230
Disposals/retirements	—	(4,433)	(2,880)	(156)	—	(7,469)
Transfers from assets under construction	9,598	4,890	3,530	—	(18,018)	—
Impact of foreign exchange	(18,810)	(612)	(103)	(316)	(12,166)	(32,007)
Cost as at December 31, 2023	3,424,761	174,481	87,382	45,353	554,141	4,286,118
Additions	—	104	892	2,246	1,201,723	1,204,965
Disposals/retirements	(15,900)	(3,287)	(1,864)	(2,972)	(28,397)	(52,420)
Transfer to other receivables	—	—	—	—	(87,958)	(87,958)
Transfers from assets under construction	—	11,630	7,096	—	(18,726)	—
Impact of foreign exchange	69,011	2,451	566	1,104	98,971	172,103
Cost as at December 31, 2024	$3,477,872	$185,379	$94,072	$45,731	$1,719,754	$5,522,808
Accumulated depreciation and impairment as at January 1, 2023	$(2,636,432)	$(138,181)	$(60,223)	$(10,444)	$—	$(2,845,280)
Depreciation	(167,393)	(7,996)	(4,118)	(3,162)	—	(182,669)
Impairment	(13,787)	—	—	—	—	(13,787)
Disposals/retirements	—	4,497	2,921	156	—	7,574
Impact of foreign exchange	8,053	296	(114)	107	—	8,342
Accumulated depreciation and impairment as at December 31, 2023	(2,809,559)	(141,384)	(61,534)	(13,343)	—	(3,025,820)
Depreciation	(112,741)	(7,097)	(4,238)	(3,198)	—	(127,274)
Impairment	(75,969)	—	—	—	—	(75,969)
Disposals/retirements	15,900	2,741	1,528	2,350	—	22,519
Impact of foreign exchange	(37,111)	(1,296)	(348)	(366)	—	(39,121)
Accumulated depreciation and impairment as at December 31, 2024	$(3,019,480)	$(147,036)	$(64,592)	$(14,557)	$—	$(3,245,665)
Net carrying values
As at December 31, 2023	$615,202	$33,097	$25,848	$32,010	$554,141	$1,260,298
As at December 31, 2024	$458,392	$38,343	$29,480	$31,174	$1,719,754	$2,277,143

____________

(1)      Right-of-use assets consisted primarily of property leases.

Substantially all of the Company’s satellites, property and other equipment, excluding satellites, property and other equipment held in unrestricted subsidiaries, have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities, Senior Secured Notes and 2026 Senior Secured Notes as at December 31, 2024 (Note 24).

Substantially all of the Company’s satellites, property and other equipment held in unrestricted subsidiaries, have been pledged as security as a requirement of the Telesat Lightspeed Financing (Note 24).

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT (cont.)

Borrowing costs

For the years ended December 31, 2024 and 2023 there were no borrowing costs capitalized.

Impairment

Indefinite life intangible assets are tested for impairment at the individual CGU level. In the case of orbital slots, the CGU is based on geography. During the year ended December 31, 2024, as a result of impairment testing of the geographical CGUs, there was an impairment of $36.3 million recorded against satellites, property and other equipment (December 31, 2023 — $13.8 million). Further, an impairment of $39.7 million relating to one of the satellites (Telstar 18 VANTAGE) was also recorded against satellites, property and other equipment (December 31, 2023 — $Nil). The impairments resulted from changes to the underlying assumptions associated with the related business plan.

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

17. INTANGIBLE ASSETS

The intangible assets are split between assets with finite and indefinite lives.

The indefinite life intangible assets are summarized below.

	Orbital slots	Trade name	Intellectual property	Total indefinite life intangible assets
Cost as at January 1, 2023	$609,742	$17,000	$69,065	$695,807
Additions	—	—	16,416	16,416
Impact of foreign exchange	(949)	—	(1,585)	(2,534)
Cost as at December 31, 2023	608,793	17,000	83,896	709,689
Impact of foreign exchange	2,380	—	7,228	9,608
Cost as at December 31, 2024	$611,173	$17,000	$91,124	$719,297
Accumulated impairment as at January 1, 2023	$(1,100)	$—	$—	$(1,100)
Impairment	(65,953)	—	—	(65,953)
Impact of foreign exchange	173	—	—	173
Accumulated impairment as at December 31, 2023	(66,880)	—	—	(66,880)
Impairment	(191,048)	—	—	(191,048)
Impact of foreign exchange	(949)	—	—	(949)
Accumulated impairment as at December 31, 2024	$(258,877)	$—	$—	$(258,877)
Net carrying values
As at December 31, 2023	$541,913	$17,000	$83,896	$642,809
As at December 31, 2024	$352,296	$17,000	$91,124	$460,420

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS (cont.)

There were no disposals or retirements in the years ended December 31, 2024 and 2023 and no additions for the year ended December 31, 2024.

The finite life intangible assets are summarized below.

	Revenue backlog	Customer relationships	Customer contracts	Transponder rights	Concession rights	Software	Other	Total finite life intangible assets
Cost as at January 1, 2023	$223,664	$194,727	$12,618	$16,718	$23,868	$1,193	$59	$472,847
Additions	—	—	—	—	56	—	—	56
Impact of foreign exchange	—	(68)	—	—	1,575	—	—	1,507
Cost as at December 31, 2023	223,664	194,659	12,618	16,718	25,499	1,193	59	474,410
Additions	—	—	—	—	52	—	—	52
Disposals	(223,664)	—	—	(16,718)	—	—	—	(240,382)
Impact of foreign exchange	—	251	—	—	(3,773)	—	—	(3,522)
Cost as at December 31, 2024	$—	$194,910	$12,618	$—	$21,778	$1,193	$59	$230,558
Accumulated amortization and impairment as at January 1, 2023	$(218,946)	$(154,797)	$(9,234)	$(16,179)	$(11,113)	$(357)	$(50)	$(410,676)
Amortization	(2,916)	(6,879)	(845)	(539)	(1,672)	(239)	(3)	(13,093)
Impact of foreign exchange	—	57	—	—	(751)	—	—	(694)
Accumulated amortization and impairment as at December 31, 2023	(221,862)	(161,619)	(10,079)	(16,718)	(13,536)	(596)	(53)	(424,463)
Amortization	(1,802)	(6,899)	(847)	—	(1,547)	(239)	(3)	(11,337)
Disposals	223,664	—		16,718		—	—	240,382
Impact of foreign exchange	—	(216)	—	—	2,122	—	—	1,906
Accumulated amortization and impairment as at December 31, 2024	$—	$(168,734)	$(10,926)	$—	$(12,961)	$(835)	$(56)	$(193,512)
Net carrying values
As at December 31, 2023	$1,802	$33,040	$2,539	$—	$11,963	$597	$6	$49,947
As at December 31, 2024	$—	$26,176	$1,692	$—	$8,817	$358	$3	$37,046

There were no disposals or retirements in the year ended December 31, 2023.

The total combined indefinite and finite life intangible assets are summarized below.

	As at December 31, 2024			As at December 31, 2023
	Cost	Accumulated amortization and impairment	Net carrying value	Cost	Accumulated amortization and impairment	Net carrying value
Indefinite life intangibles	$719,297	$(258,877)	$460,420	$709,689	$(66,880)	$642,809
Finite life intangibles	230,558	(193,512)	37,046	474,410	(424,463)	49,947
Total intangibles	$949,855	$(452,389)	$497,466	$1,184,099	$(491,343)	$692,756

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
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

The following are the remaining useful lives of the intangible assets:

Years
Customer relationships	2 to 4
Customer contracts	2
Concession rights	2 to 13
Software	1
Patent	1

All of the Company’s intangible assets, excluding the intangible assets held in unrestricted subsidiaries, have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities, Senior Secured Notes and 2026 Senior Secured Notes (Note 24).

Substantially all of the Company’s intangible assets held in unrestricted subsidiaries, have been pledged as security as a requirement of the Telesat Lightspeed Financing (Note 24).

Impairment

Finite life intangible assets are assessed for impairment at the Company’s CGU level. With the exception of trade name, which is tested for impairment at the asset level, the indefinite life intangible assets are tested for impairment at the individual CGU level. In the case of orbital slots, the CGU is based on geography. The annual impairment tests for these assets were performed in the fourth quarters of 2024 and 2023 in accordance with the policy described in Note 3.

The Company identified indicators of impairment in the fourth quarter of 2024 for both the CGUs. The full amount of the impairment of $191.0 million for the North American CGU was recorded against intangible assets. For the international CGU, the impairment was fully recorded against satellites, property and other equipment (Note 16). The impairment resulted from changes to the underlying assumptions associated with the related business plan, particularly the lower revenue forecasts as a result of intensifying competition.

In the year ended December 31, 2023, the Company identified indicators of impairment of the geographical CGUs. This resulted in an impairment of $64.0 million recorded against the North American CGU and $15.8 million relating to the international CGU. The full amount of the impairment for the North American CGU was recorded against intangible assets. For the international CGU, the impairment was split between $2.0 million being recorded against intangible assets and $13.8 million being recorded against satellites, property and other equipment (Note 16). The impairment resulted from changes to the underlying assumptions associated with the related business plan, particularly related to the revenue forecasts as a result of intensifying competition.

Apart from the orbital slots, there were no other impairments recognized in the year ended December 31, 2024 and 2023, tied to intangible assets.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS (cont.)

Orbital slots

The orbital slots were valued using excess earnings method which is variation of the income approach.

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

Discount rates

Discount rates reflect management’s estimates of the specific risks. Management uses a weighted average cost of capital as a discount rate. The discount rate used was 10.0% in 2024 (9.0% as of December 31, 2023).

Growth rate assumptions

Growth rate assumptions used to extrapolate the cash flows beyond the business planning period are based on commercial experience and the expectations for the development of the markets which they serve as well as any planned capital expenditures.

Sensitivities

As a part of the CGU impairment analysis, the Company assesses the impact of the changes in discount rates and changes in revenue assumptions.

The most recent testing showed that an increase of 1% in the discount rate relating to the North America and International CGU would have resulted in an additional impairment of $29.9 million and $6.0 million, respectively.

Similarly, if the unsecured revenue relating to the North America CGU and International CGU were to decrease by 5%, this would have resulted in an additional impairment of $27.5 million and $4.6 million, respectively.

Changes in amounts in the assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

Actual operating results and the related cash flows of the Company could differ from the estimated operating results and related cash flows used in the impairment analysis, and had different estimates been used, it could have resulted in a different fair value.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
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

Royalty rate

The determination of the hypothetical royalty rate used in the relief from royalty approach will consider comparable license agreements and other qualitative factors. The royalty rate used for 2024 and 2023 was 0.25% of revenue.

Discount rates

Discount rates reflect management’s estimates of the specific risks. Management uses a weighted average cost of capital as a discount rate. The discount rates used was the following:

	2024	2023
GEO royalties	10.0%	9.5%
LEO royalties	Midpoint between 15% and 20%	Midpoint between 15% and 20%

Growth rate assumptions

Growth rate assumptions used to extrapolate the cash flows beyond the business planning period are based on commercial experience and the expectations for the development of the markets which they serve. The long-term growth rate was the following:

	2024	2023
GEO	—%	—%
LEO	2.0%	2.0%

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. GOODWILL

The Company carries goodwill at its cost. As a result of the changes made to the operating segments explained in Note 5, the Company reallocated its goodwill, as of January 1, 2024, to GEO and LEO segments on a relative fair value basis. The balances are summarized below:

	GEO	LEO	Total
Allocated on January 1, 2024	$516,806	$1,929,797	$2,446,603
Impact of foreign exchange	—	166,369	166,369
Balance on December 31, 2024	$516,806	$2,096,166	$2,612,972

Impairment

Up to the year ended December 31, 2023, goodwill was tested for impairment at the entity-level which represented the lowest level within the Company at which the goodwill was monitored for internal management purposes.

With the reallocation of goodwill, GEO and LEO segments are now considered to be the lowest level at which the associated goodwill is monitored for the purpose of impairment.

The annual impairment test on goodwill was performed in the fourth quarters of 2024 and 2023 in accordance with the policy described in Note 3.

Commencing in 2024, the market approach was no longer utilized in the goodwill impairment testing for GEO.

In 2024, the Company’s recoverable amount exceeded the carrying value for both the GEO and LEO segments therefore, no impairment was recognized.

In 2023, the Company’s recoverable amount exceeded the carrying value therefore, no impairment was recognized.

The calculation of the recoverable amount is most sensitive to the following assumptions:

•        Movements in the underlying business plan;

•        Discount rate; and

•        Growth rate assumptions.

Movements in the underlying business plan

The business plans reflect the most up-to-date assumptions concerning the markets and development and trends in the business. For the provision of satellite capacity, the business plan takes into account the following factors:

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

	2024	2023
GEO	10.0%	9.5%
LEO	Midpoint between 15% and 20%	Midpoint between 15% and 20%

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
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

Sensitivities

As a part of goodwill impairment analysis, the Company assesses the impact of the changes in discount rates and revenue assumptions.

The most recent analysis showed that an increase of 1% in the discount rate relating to the goodwill associated with the GEO segment, would have resulted in an impairment of $38.4 million.

Similarly, if the unsecured revenue relating to the GEO segment were to decrease by 5%, this would have resulted in an impairment to the goodwill in the GEO segment of $55.9 million.

With respect to the LEO segment, the most recent analysis showed that there would be no impairment even in applying an increase to the discount rate by 1% or a decrease to the projected revenue of 5%.

Changes in amounts in the assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables and the impact of the sensitivity analyses associated with the orbital slot impairment analysis. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

Actual operating results and the related cash flows of the Company could differ from the estimated operating results and related cash flows used in the impairment analysis, and had different estimates been used, it could have resulted in a different fair value.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. TRADE AND OTHER PAYABLES

As at December 31,	2024	2023
Trade payables	$107,952	$4,570
Other payables and accrued liabilities(a)	50,324	39,056
Trade and other payables	$158,276	$43,626

____________

(a)      Other payables and accrued liabilities included payables that are not trade in nature as well as various operating and capital accruals.

20. OTHER CURRENT FINANCIAL LIABILITIES

As at December 31,	2024	2023
Security deposits	$604	$623
Satellite performance incentive payments	2,708	4,522
Interest payable(a)	20,849	21,719
Other	2,322	2,197
Other current financial liabilities	$26,483	$29,061

____________

(a)      Interest payable included interest payable on indebtedness and satellite performance incentive payments.

21. OTHER CURRENT LIABILITIES

As at December 31,	2024	2023
Deferred revenue (Note 23)	$57,543	$55,111
Decommissioning liabilities (Note 23)	938	231
Uncertain tax positions	1,315	1,315
Lease liabilities	2,038	2,217
Other	4,072	4,245
Other current liabilities	$65,906	$63,119

22. OTHER LONG-TERM FINANCIAL LIABILITIES

As at December 31,	2024	2023
Security deposits	$1,069	$1,189
Derivative liabilities (Note 24)	617,135	—
Satellite performance incentive payments	12,352	13,749
Other long-term financial liabilities	$630,556	$14,938

Derivative liabilities

As consideration for making available the loan facility, Telesat LEO Inc., before the initial draw on the loan, on November 15, 2024, entered into warrant agreements with the lenders that irrevocably grant Telesat Lightspeed Warrants equivalent to 11.87% of common shares in the common shares of Telesat LEO Inc. on a fully diluted basis. The Telesat Lightspeed Financing Warrants entitle the Government of Canada to acquire 10% and Government of Quebec to acquire 1.87% of its total shares on fully diluted basis, which were fair valued upon the completion of the conditions precedent.

The movements in Telesat Lightspeed Financing Warrants were as follows:

	Government of Canada	Government of Quebec	Total
Issuance on November 15, 2024 (Note 22)	$509,118	$95,162	$604,280
Change in fair value	10,843	2,027	12,870
Impact of foreign exchange	(13)	(2)	(15)
Balance on December 31, 2024	$519,948	$97,187	$617,135

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

22. OTHER LONG-TERM FINANCIAL LIABILITIES (cont.)

Fair value

The Company measured the fair value of the Telesat Lightspeed Financing Warrants using an American-styles option pricing model which uses a number of unobservable inputs. Some of the inputs requiring significant assumptions and judgements include the value of the Telesat Leo Inc. business and the volatility.

Sensitivity

As a part of valuation of the Telesat Lightspeed Warrants, the Company assesses the impact of the changes in volatility.

As of November 15, 2024, the decrease in the volatility by 10% would result in a decrease in the value of the total Telesat Lightspeed Warrants of $25.0 million.

As of December 31, 2024, the decrease in the volatility by 10% would result in a decrease in the value of the total Telesat Lightspeed Warrants of $25.3 million.

Changes in amounts in the assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

Actual operating results for the value of Telesat LEO Inc. business and the volatility could differ from the estimated balances used in the impairment analysis, and had different estimates been used, it could have resulted in a different fair value.

23. OTHER LONG-TERM LIABILITIES

As at December 31,	2024	2023
Deferred revenue(b)	$185,400	$224,329
Accrued benefit liabilities (Note 32)	70,474	71,365
Uncertain tax positions	175	175
Decommissioning liabilities(a)	1,795	2,463
Lease liabilities(c)	31,337	31,122
Other long-term liabilities	$289,181	$329,454

____________

(a)      The current and long-term decommissioning liabilities on property and equipment were $2.7 million (December 31, 2023 — $2.7 million). The decommissioning liabilities are for the restoration of leased buildings and teleports. During the year ended December 31, 2024, $0.1 million of interest expense was recorded on decommissioning liabilities (December 31, 2023 — $Nil). During the year ended December 31, 2024 there were no decommissioning liabilities derecognized (December 31, 2023 — $0.9 million). It is expected that the decommissioning liabilities will mature between 2025 and 2062.

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

          The Company expects the backlog as at December 31, 2024 to be recognized as follows (in millions of Canadian dollars):

2025	2026	2027	2028	2029	Thereafter	Total
$359	$234	$163	$98	$79	$185	$1,118

(c)      The expected undiscounted contractual cash flows of the lease liabilities as at December 31, 2024 were as follows:
2025	2026	2027	2028	2029	Thereafter	Total
$3,430	$3,519	$3,451	$3,500	$3,551	$28,621	$46,072

The undiscounted contractual cash flows included $12.7 million of interest payments.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS

As at December 31,	2024	2023
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan B – U.S. Facility (December 31, 2024 – US$1,320,531 and December 31, 2023 – US$1,421,767)	1,889,451	1,882,846
Senior Unsecured Notes (December 31, 2024 – US$221,250 and December 31, 2023 – US$295,000)	318,246	390,669
2026 Senior Secured Notes (December 31, 2024 – US$387,047 and December 31, 2023 – US$399,040)	566,728	528,449
Senior Secured Notes (December 31, 2024 – US$224,995 and December 31, 2023 – US$299,995)	323,633	397,283
	3,098,058	3,199,247
Deferred financing costs, prepayment options and loss on repayment	(1,443)	(2,228)
	3,096,615	3,197,019
Less: current indebtedness	—	—
Long-term indebtedness	$3,096,615	$3,197,019

Term Loan B — U.S. Facility and Revolving Credit Facility

On December 6, 2019, Telesat Canada entered into a new amended and restated Credit Agreement (“2019 Amendment”) with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities (“Senior Secured Credit Facilities”). The Senior Secured Credit Facilities, have two tranches which are described below:

(i)     A Revolving Credit Facility (“Revolving Facility”), which matured in December 2024, was a $200.0 million loan facility available in either U.S. dollar or Canadian dollar equivalent. Prior to May 2023, loans under the Revolving Facility bore interest at a floating interest rate. For Canadian Prime Rate and Alternative Base Rate (“ABR”) loans, an applicable margin was applied to the Prime Rate or ABR. For Bankers Acceptance (“BA”) Loans and Eurodollar Loans, an applicable margin was applied to the BA interest rate or London Interbank Offered Rate (“LIBOR”).

Subsequent to May 2023 an amendment was entered into where the LIBOR-based benchmark rates were replaced with the Secured Overnight Financing Rate (“SOFR”)-based benchmark rates. Following the amendment, loans under the Revolving Facility bore interest at either a floating rate based on prime rate, floating rate based on Canadian BA rate, a floating rate based on the BA rate, or a floating rate based on SOFR, plus an applicable margin.

(ii)    The U.S. TLB Facility is a US$1,908.5 million facility maturing in December 2026 (“U.S. TLB Facility”). The borrowings under the U.S. TLB Facility bore interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat Canada in accordance with the terms of the Senior Secured Credit Facilities, plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%. The mandatory principal repayment is equal to 0.25% of the original aggregate principal amount, payable on the last day of each quarter, commencing on March 31, 2020. As a result of the prepayment made in December 2020, mandatory quarterly principal repayments are no longer required.

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
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

Debt issue costs of $16.0 million were incurred in connection with the 2019 Amendment, inclusive of $1.3 million relating to the revolving credit facility. As at December 31, 2024, the debt costs had a carrying value of $3.9 million (December 31, 2023 — $6.1 million). The Senior Secured Credit Facilities are secured by substantially all of Telesat Canada’s assets, excluding those in the unrestricted subsidiaries. All obligations under the Credit Agreement are guaranteed by Telesat Canada and certain existing subsidiaries (“Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Credit Agreement contained total leverage ratio covenants that restrict, with certain exceptions, the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents.

In December 2020, the Company made a US$341.4 million prepayment on the U.S. TLB Facility. The prepayment was applied to all mandatory future quarterly principal repayments, with the remaining balance of the prepayment being applied towards the principal amount outstanding on maturity. The prepayment resulted in the recognition of a loss of $2.3 million, which was recorded against interest and other income and indebtedness. The loss recorded against the indebtedness is subsequently amortized to interest expense using the effective interest method and had a carrying value of $0.7 million as at December 31, 2024 (December 31, 2023 — $1.1 million).

During the year ended December 31, 2024, Telesat Canada repurchased a portion of the U.S. TLB Facility with a principal amount of $137.9 million (US$101.2 million) in exchange for $69.1 million (US$50.7 million). The repurchase resulted in a write-off of the related debt issue costs and loss on repayment in the amount of $0.4 million (US$0.3 million), and a gain on repurchase of debt of $68.8 million (US$50.5 million).

During the year ended December 31, 2023, Telesat Canada repurchased a portion of the U.S. TLB Facility with a principal amount of $177.6 million (US$131.0 million) in exchange for $133.8 million (US$98.8 million). The repurchase resulted in a write-off of the related debt issue costs and loss on repayment in the amount of $0.5 million (US$0.4 million), and a gain on repurchase of debt of $43.8 million (US$32.3 million).

The weighted average effective interest rate for the year ended December 31, 2024 was 7.64% (December 31, 2023 — 8.08%).

Senior Unsecured Notes

On October 11, 2019, Telesat Canada issued, through a private placement, US$550 million of Senior Unsecured Notes which mature in October 2027. The Senior Unsecured Notes bear interest at an annual rate of 6.5% with interest payments payable in April and October, annually, which commenced in April 2020. Debt issue costs of $7.4 million were incurred in connection with the issuance of the Senior Unsecured Notes and had a carrying value of $1.7 million as at December 31, 2024 (December 31, 2023 — $2.5 million).

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

The Senior Unsecured Notes are structurally subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Secured Credit Facilities and Senior Secured Notes. The Senior Unsecured Notes are governed by the Senior Unsecured Notes Indenture.

The indenture agreement for the Senior Unsecured Notes contained provisions for certain prepayment options which were fair valued at the time of debt issuance. The initial fair value impact, as at October 11, 2019, of the prepayment option related to the Senior Unsecured Notes was a $17.8 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $4.0 million as at December 31, 2024 (December 31, 2023 — $6.0 million).

During the year ended December 31, 2024, Telesat Canada repurchased Senior Unsecured Notes with a principal amount of $100.4 million (US$73.8 million) in exchange for $30.4 million (US$22.3 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $0.4 million (US$0.3 million), and a gain on repurchase of debt of $70.0 million (US$51.4 million).

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

The weighted average effective interest rate for the year ended December 31, 2024 was 6.21% (December 31, 2023 — 6.25%).

Senior Secured Notes

On December 6, 2019, Telesat Canada issued, through private placement, US$400 million of Senior Secured Notes, which mature in June 2027. The Senior Secured Notes bear interest at an annual rate of 4.875% with interest payable on June 1 and December 1, annually, which commenced in June 2020. Debt issue costs of $6.6 million were incurred in connection with the issuance of the Senior Secured Notes and had a carrying value of $1.5 million as at December 31, 2024 (December 31, 2023 — $2.6 million).

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

The indenture agreement for the Senior Secured Notes contained provisions for certain prepayment options which were fair valued at the time of debt issuance. The initial fair value impact, as at December 6, 2019, of the prepayment option related to the Senior Secured Notes was a $10.6 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $2.5 million as at December 31, 2024 (December 31, 2023 — $4.1 million).

During the year ended December 31, 2024, Telesat Canada repurchased Senior Secured Notes with a principal amount of $103.3 million (US$75.0 million) in exchange for $48.4 million (US$35.1 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $0.2 million (US$0.2 million), and a gain on repurchase of debt of $54.9 million (US$39.9 million).

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
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

The weighted average effective interest rate for the year ended December 31, 2024 was 4.74% (December 31, 2023 — 4.75%).

2026 Senior Secured Notes

On April 27, 2021, Telesat Canada, as issuer, and Telesat LLC, as co-issuer, issued US$500 million in aggregate principal amount of 2026 Senior Secured Notes maturing in December 2026. The 2026 Senior Secured Notes bear interest at an annual rate of 5.625% with interest payable on June 1 and December 1, which commenced in December 2021 to holders of record on the immediately preceding May 15 or November 15, as the case may be. Debt issue costs of $6.8 million were incurred in connection with the issuance of the 2026 Senior Secured Notes and had a carrying value of $2.1 million as at December 31, 2024 (December 31, 2023 — $3.1 million).

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

The indenture agreement for the 2026 Senior Secured Notes contained provisions for certain prepayment options which were fair valued at the time of debt issuance. The initial fair value impact, as at April 27, 2021, of the prepayment option related to the 2026 Senior Secured Notes was a $1.9 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $0.6 million as at December 31, 2024 (December 31, 2023 — $0.9 million).

During the year ended December 31, 2024, Telesat Canada repurchased 2026 Senior Secured Notes with a principal amount of $16.4 million (US$12.0 million) in exchange for $8.0 million (US$5.9 million). The repurchase resulted in no write-off of the related debt issue costs and prepayment options, and a gain on repurchase of debt of $8.4 million (US$6.1 million).

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

The weighted average effective interest rate for year ended December 31, 2024 was 5.80% (December 31, 2023 — 5.79%).

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

The U.S. TLB Facility, Senior Unsecured Notes, Senior Secured Notes and 2026 Senior Secured Notes (collectively, “Telesat Canada Debt”) were presented on the balance sheet net of related deferred financing costs. The deferred financing costs are amortized using the effective interest method. The short-term and long-term portions of deferred financing costs, prepayment options and loss on repayment were as follows:

As at December 31,	2024	2023
Short-term deferred financing costs	$—	$—
Long-term deferred financing costs	9,148	14,298
	$9,148	$14,298
Short-term prepayment options	$—	$—
Long-term prepayment options	(6,999)	(10,961)
	$(6,999)	$(10,961)
Short-term loss on repayment	$—	$—
Long-term loss on repayment	(706)	(1,109)
	$(706)	$(1,109)
Deferred financing costs, prepayment options and loss on repayment	$1,443	$2,228

Telesat Lightspeed Financing — Senior Secured Term Loan Facilities

To fund its Lightspeed LEO constellation, on September 13, 2024, Telesat LEO Inc. entered into the Telesat Lightspeed Financing with the Government of Canada and Government of Quebec in the principal amount of $2,140 million and $400 million, respectively.

Telesat Lightspeed Financing represents a Senior Secured non-revolving delayed draw term loan which carries a floating interest rate of 4.75% above the 3-month term Canadian Overnight Repo Rate Average (“CORRA”) on the outstanding drawn loan amount with a 15-year maturity. All interest accrued on the loan until six months after the initial project completion date (a date upon which a certain number of satellites under the LEO project have been launched, with a certain number of satellites made operational and certain other milestones under the agreement being met) shall be added to the principal amount.

Unless accelerated on the event of default as defined in the Telesat Lightspeed Financing, principal repayment of the loan is required on a semi-annual installment basis in 10 years commencing one year after initial project completion date subject to the mandatory repayment of the full amount by the 15th anniversary of the initial draw on the loan. The amount of each semi-annual installment will be calculated as a percentage of the total loan amount as prescribed in the loan agreement.

In addition to the regular repayment, Telesat Leo Inc. will also be required to make mandatory prepayment or repayment under certain circumstances including in cases when it has excess cash flows. The Telesat Lightspeed Financing also provides a full or partial prepayment option to Telesat LEO Inc.

Telesat Lightspeed Financing includes certain compliance requirements which include both financial and non-financial covenants that Telesat must be complied with.

Debt issue costs of $37.5 million were incurred in connection with the Telesat Lightspeed Financing, representing $31.1 million and $6.4 million, respectively, for the Government of Canada and Government of Quebec. These balances are recorded against prepaid and other current assets and other long-term assets. As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the current and long-term assets is transferred to the debt issue costs against the long-term indebtedness. The amount against the indebtedness is subsequently amortized using the effective interest method. The carrying amount against the indebtedness as of December 31, 2024 was $Nil.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

The Telesat Lightspeed Financing is secured by substantially all of the assets in our unrestricted subsidiaries. As at November 15, 2024, Telesat has met the conditions precedent to drawdown of the loans under the Telesat LEO Financing.

The first request for advance for $190.0 million was made on December 13, 2024 with the funds received in January 2025. The request for advance was split between $160.1 million from the Government of Canada and $29.9 million from the Government of Quebec.

The second request for advance for $150.0 million was made on March 10, 2025 with the funds expected to be received in March 2025. The request for advance was split between $126.4 million from the Government of Canada and $23.6 million from the Government of Quebec.

Telesat Lightspeed Financing Warrants

As consideration for making available the loan facility, Telesat LEO Inc., before the initial draw on the loan, on November 15, 2024, entered into warrant agreements with the lenders that irrevocably grant Telesat Lightspeed Warrants equivalent to 11.87% of common shares in the common shares of Telesat LEO Inc. on a fully diluted basis. The Telesat Lightspeed Financing Warrants entitle the Government of Canada to acquire 10% and Government of Quebec to acquire 1.87% of its total shares on fully diluted basis, which were fair valued upon the completion of the conditions precedent.

The Telesat Lightspeed Financing Warrants are exercisable in whole or in part, using a cash or cashless exercise feature (at the sole discretion of holder), at any time after the second anniversary of the date of issuance of the warrants and up to 10 years from the issuance date (subject to certain terms and conditions of the warrant agreement). The standard cash exercise of the warrants meets the definition of gross-settled equity instruments, on the other hand, if the cashless exercise is used, the number of shares will vary depending on fair market value of the Telesat LEO Inc. common shares at the time of exercise. Consequently, the Telesat Lightspeed Financing Warrants fail to meet fixed-for-fixed criteria for equity classification and have been designated at fair value through profit and loss classified as a Level 3 instrument.

On issuance, the value of the Telesat Financing Warrants was as follows:

	Government of Canada	Government of Quebec	Total
Issuance on November 15, 2024	$509,118	$95,162	$604,280

On initial recognition, the derivative liabilities was recorded against other long-term financial liabilities (Note 22), prepaid expenses and other current assets (Note 13), and other long-term assets.

As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the prepaid expenses and other current assets and other long-term assets will be transferred against the long-term indebtedness. The amount against the indebtedness is subsequently amortized using the effective interest method. The carrying amount against the indebtedness as of December 31, 2024 was $Nil.

Covenant Compliance

As at December 31, 2024, Telesat is in compliance with the financial covenants of the Telesat Canada Debt and the Telesat Lightspeed Financing, with the exception of a provision of the Telesat Lightspeed Financing for which a waiver was obtained prior to issuance of the financial statements.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
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

The number of shares and stated value of the outstanding shares were as follows:

	December 31, 2024		December 31, 2023
	Number of shares	Stated value	Number of shares	Stated value
Telesat Public Shares	14,080,010	$52,742	13,497,501	$44,912
Class C Shares	112,841	6,340	112,841	6,340
	14,192,851	$59,082	13,610,342	$51,252

The breakdown of the number of Telesat Public Shares, as at December 31, 2024, was as follows:

Telesat Public shares
Class A Common shares	2,442,921
Class B Variable Voting shares	11,637,089
Total Telesat Public shares	14,080,010

The number of Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at December 31, 2024.

In addition, the Company has one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at December 31, 2024 and 2023.

During the year ended December 31, 2022, 411,146 RSUs were settled for 210,978 Telesat Public Shares, on a net settlement basis.

During the year ended December 31, 2022, 574,226 Telesat Public Shares were issued in exchange for an equal number of Class B LP Units in the Partnership.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
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

During the year ended December 31, 2024, 823,235 RSUs were settled for 394,791 Telesat Public Shares, on a net settlement basis.

During the year ended December 31, 2024, 230,863 PSUs were settled for 145,197 Telesat Public Shares, on a net settlement basis.

During the year ended December 31, 2024, 12,434 DSUs were settled for an equal number of Telesat Public Shares.

During the year ended December 31, 2024, 30,087 stock options were exercised in exchange for an equal number of Telesat Public Shares.

The number and stated value of the outstanding Limited Partnership units (“LP Units”) of Telesat Partnership LP were as follows:

	December 31, 2024		December 31, 2023
	Number of units	Stated value	Number of units	Stated value
Class A and Class B LP Units	18,321,792	$50,141	18,321,792	$50,141
Class C LP Units	18,098,362	38,893	18,098,362	38,893
	36,420,154	$89,034	36,420,154	$89,034

The breakdown of the number of Class A and Class B LP units, as at December 31, 2024, was as follows:

Class A and Class B LP Units
Class A LP Units	12,500
Class B LP Units	18,309,292
Total Class A and Class B LP Units	18,321,792

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
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

Second tabulation matters mean a resolution to effect:

•        An increase or decrease of the maximum number of authorized shares of Telesat Corporation shares, or an increase in the maximum number of authorized shares of another class or type with special rights or restrictions equal to or superior to the Telesat Corporation shares;

•        An exchange, reclassification or cancellation of all or part of Telesat Corporation Shares;

•        An addition, change or removal of the special rights or restrictions attached to the Telesat Corporation Shares;

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
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

26. NON-CONTROLLING INTEREST

Non-controlling interests represent equity interests in the Partnership that are not attributable to the Company. As of December 31, 2024, the Corporation held a general partnership interest representing approximately 28% economic interest in the Partnership (December 31, 2023 — approximately 27%). The remaining 72% economic interest represents exchangeable units held by the limited partnership unit holders (December 31, 2023 — 73%).

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

27. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net income (loss) for the period attributable to shareholders of each class of shares by the weighted average number of shares outstanding during the year.

Diluted earnings per share is calculated to give effect to equity awards.

The following table presents reconciliations of the numerators of the basic and diluted per share computations:

For the years ended December 31,	2024	2023	2022
Net income (loss) attributable to Telesat Corporation Shares	$(87,720)	$157,118	$(23,764)
Effect of diluted securities	—	15,486	—
Diluted net income (loss) attributable to Telesat Corporation Shares	$(87,720)	$172,604	$(23,764)

The following table presents reconciliations of the denominators of the basic and diluted per share computations:

	2024	2023	2022
Basic total weighted average number of Telesat Public Shares and Class C Shares (Telesat Canada Common Shares) outstanding	13,937,443	13,417,290	12,311,264
Effect of diluted securities
Stock options	—	51,617	—
RSUs	—	1,435,113	—
DSUs	—	91,587	—
PSUs	—	292,614	—
Diluted total weighted average number of Telesat Public Shares and Class C Shares (Telesat Canada Common Shares) outstanding	13,937,443	15,288,221	12,311,264

Effect of diluted securities represents Telesat Public Shares and Class C Shares assumed to be issued for no consideration. The difference between the number of Telesat Public Shares and Class C Shares assumed issued on exercise and the number of Telesat Public Shares and Class C Shares assumed repurchased are treated as an issue of common shares for no consideration.

For the purpose of earnings per share, all of the Telesat Public Shares and Class C Shares have equivalent economic rights.

28. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million relating to the Telesat Lightspeed constellation.

For the year ended December 31, 2024, the Company recorded $13.4 million relating to the agreement (December 31, 2023 — $19.5 million).

Of the amount recorded during 2024, $5.4 million was recorded as a reduction to satellites, property and other equipment and $8.0 million was recorded as a reduction to operating expenses (2023 — $15.0 million was recorded as a reduction in satellites, property and other equipment and $4.5 million as a reduction to operating expenses).

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

29. CAPITAL DISCLOSURES

The Company’s financial strategy is designed to maintain compliance with the financial covenant under its Senior Secured Credit Facilities (Note 24), and to maximize returns to its shareholders and other stakeholders. The Company meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis. The Company’s overall financial strategy remains unchanged from 2023.

The Company defines its capital as Telesat Corporation’s shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves), non-controlling interest and debt financing (comprising indebtedness and excluding deferred financing costs, prepayment options and loss on repayment as defined in Note 24).

The Company’s capital was as follows:

As at December 31,	2024	2023
Shareholders’ equity (excluding reserves)	$526,415	$585,310
Non-controlling interest	$1,786,425	$1,737,065
Debt financing (excluding deferred financing costs, prepayment options and loss on repayment)	$3,098,058	$3,199,247

If the Revolving Facility was drawn by more than 35% of the credit facility amount, the Senior Secured Credit Facilities required the Company to comply with a first lien net leverage ratio test. As at December 31, 2023, the first lien net leverage ratio was 4.65:1.00, which was less than the maximum test ratio of 5.75:1.00. The first lien leverage ratio is no longer applicable upon the maturity in December 2024 of the Revolving Facility.

The Company’s operating results are tracked against budget on a regular basis, and this analysis is reviewed by senior management.

30. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at December 31, 2024.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at December 31, 2024, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $721.3 million (December 31, 2023 — $1,754.6 million).

The following table provides breakdown by maturity of financial assets as at December 31, 2024:

	Carrying amount	Contractual cash flows
		2025	2026	2027	2028	2029	Thereafter
Cash and cash equivalents	$552,064	$552,064	$—	$—	$—	$—	$—
Trade and other receivables, excluding deferred receivables	154,228	154,228	—	—	—	—	—
Deferred receivables	13,410	4,702	5,365	767	642	580	1,354
Other financial assets	1,624	565	—	—	—		1,059
	$721,326	$711,559	$5,365	$767	$642	$580	$2,413

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. FINANCIAL INSTRUMENTS (cont.)

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at December 31, 2024, North American and International customers made up 48% and 52% of the outstanding trade receivable balance, respectively (December 31, 2023 — 49% and 51%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at December 31, 2024 was $8.9 million (December 31, 2023 — $6.5 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness, cash and short-term investments. As at December 31, 2024 and 2023, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,098.1 million and $3,199.2 million, respectively, before netting of deferred financing costs, prepayment options and loss on repayment.

In addition, there is also an impact as a result of the exchange rate variations to the extent that transactions are denominated in Canadian dollars in entities who have a functional currency other than Canadian dollars with the most significant impact being on the Telesat Lightspeed Warrant derivative liabilities. As at December 31, 2024, the derivative liabilities had a balance of $617.1 million.

As at December 31, 2024, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have decreased (increased) net income (loss) by $185.0 million (December 31, 2023 — $146.4 million) and increased (decreased) other comprehensive income (loss) by $13.4 million (December 31, 2023 — $68.6 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

In October 2017, the Company entered into four interest rate swaps to hedge the interest rate risk associated with the variable interest rate on US$1,800.0 million of the U.S. denominated variable interest rate indebtedness at fixed interest rates, excluding applicable margins, ranging from 1.72% to 2.04%. As the final interest rate swap matured in 2022, there were no outstanding interest rate swaps as at December 31, 2024 or 2023.

If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income (loss) of $4.7 million for the year ended December 31, 2024 (December 31, 2023 — $5.1 million).

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. FINANCIAL INSTRUMENTS (cont.)

The contractual maturities of financial liabilities as at December 31, 2024 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	2025	2026	2027	2028	2029	Thereafter
Trade and other payables	$158,276	$158,276	$158,276	$—	$—	$—	$—	$—
Customer and other deposits	1,464	1,464	604	520	—	—	—	340
Satellite performance incentive payments	15,108	18,366	3,536	3,601	2,752	2,630	2,630	3,217
Other financial liabilities	619,665	619,665	2,530	—	—	—	—	617,135
Indebtedness(1)	3,118,860	3,542,557	212,708	2,659,396	670,453	—	—	—
	$3,913,373	$4,340,328	$377,654	$2,663,517	$673,205	$2,630	$2,630	$620,692

____________

(1)      Indebtedness excludes deferred financing costs, prepayment options and loss on repayment.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$48	$3,306
Indebtedness	$20,802	$444,499

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at December 31, 2024	Amortized cost	Fair value through profit or loss	Fair value	Fair value hierarchy
Cash and cash equivalents	$552,064	$—	$552,064	Level 1
Trade and other receivables	158,930	—	158,930	(1)
Other current financial assets	565	—	565	Level 1
Other long-term financial assets	9,767	—	9,767	Level 1
Trade and other payables	(158,276)	—	(158,276)	(1)
Other current financial liabilities	(26,483)	—	(26,272)	Level 2
Other long-term financial liabilities	(13,421)	(617,135)	(630,962)	Level 2, Level 3
Indebtedness(2)	(3,098,058)	—	(1,688,023)	Level 2
	$(2,574,912)	$(617,135)	$(1,782,207)
As at December 31, 2023	Amortized cost	Fair value	Fair value hierarchy
Cash and cash equivalents	$1,669,089	$1,669,089	Level 1
Trade and other receivables	78,289	78,289	(1)
Other current financial assets	631	631	Level 1
Other long-term financial assets	6,633	6,633	Level 1
Trade and other payables	(43,626)	(43,626)	(1)
Other current financial liabilities	(29,061)	(29,300)	Level 2
Other long-term financial liabilities	(14,938)	(14,388)	Level 2
Indebtedness(2)	(3,199,247)	(1,950,811)	Level 2
	$(1,532,230)	$(283,483)

____________

(1)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

(2)      Indebtedness excludes deferred financing costs, prepayment options and loss on prepayment.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. FINANCIAL INSTRUMENTS (cont.)

Assets pledged as security

The Senior Secured Credit Facilities, Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries.

The Telesat Lightspeed Financing is secured by substantially all the assets of the unrestricted subsidiaries of Telesat.

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

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at December 31, 2024, cash and cash equivalents included $13.3 million (December 31, 2023 — $245.2 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at December 31, 2024 and 2023, the discount rate used was 7.3% and 7.4%, respectively.

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

As at December 31	2024	2023
U.S. TLB Facility	55.88%	63.75%
Senior Unsecured Notes	40.66%	47.31%
Senior Secured Notes	56.10%	59.42%
2026 Senior Secured Notes	56.72%	62.38%

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
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

The discount rates used to discount cash flows as at December 31, 2024 ranged from 4.37% to 4.63% (December 31, 2023 — 4.06% to 5.59%).

Telesat Lightspeed Financing Warrants were valued based upon an option pricing framework, incorporating an American-style exercise option, which allows for early exercise before expiry. In determining the unobservable inputs, the company uses observable market inputs such as industry reports, interest rate yield curves, current rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

31. SHARE-BASED COMPENSATION PLANS

The share-based compensation expense included in the consolidated statements of income (loss) was as follows:

For the years ended December 31,	2024	2023	2022
Operating expenses	$17,557	$33,015	$67,428

Telesat Canada Stock Incentive Plans

Telesat Holdings Inc. (the predecessor entity to Telesat Canada and Telesat Corporation) adopted a management stock incentive plan in September 2008, as amended (the “2008 Telesat Plan”) and a second management stock incentive plan in April 2013, as amended (the “2013 Telesat Plan”). In the first half of 2021, Telesat Canada also adopted a restricted share unit plan (the “RSU Plan” together with the 2008 Telesat Plan and 2013 Telesat Plan, the “Historic Plans”).

The purpose of the Historic Plans was to promote the interests of Telesat and its shareholders by providing certain key employees of Telesat and its affiliates with an appropriate incentive to encourage them to continue in the employ of, or engagement with, Telesat or an affiliate and to improve Telesat’s growth and profitability.

The 2008 Telesat Plan reserved a total of 8,824,646 Telesat Canada Non-Voting Participating Preferred Shares for issuance upon due exercise of Telesat Canada Options. In connection with the completion of the Transaction, no further Telesat Canada Options will be granted under the 2008 Telesat Plan. Upon the completion of the Transaction the outstanding Telesat Canada stock options were converted into Telesat Corporation stock options.

The 2013 Telesat Plan reserved a total of 8,680,399 Telesat Canada Non-Voting Participating Preferred Shares for issuance upon due exercise of Telesat Canada Options. In connection with the completion of the Transaction, no further Telesat Canada Options will be granted under the 2013 Telesat Plan. Upon the completion of the Transaction the outstanding Telesat Canada stock options were converted into Telesat Corporation stock options.

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
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

The maximum number of Public Shares reserved for issuance under the Omnibus Plan is 5,017,401.

Historic Plans

The change in number of stock options outstanding and their weighted average exercise price for the Historic Plans were summarized below:

	Telesat Corporation time vesting options
	Number of options	Weighted average exercise price
Outstanding at December 31, 2022	793,667	$50.30
Exercised	(1,000)
Expired	(579,459)
Forfeited	(13,574)
Outstanding at December 31, 2023	199,634	$38.76
Expired	(144,938)
Forfeited	(2,068)
Outstanding at December 31, 2024	52,628	$70.83

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. SHARE-BASED COMPENSATION PLANS (cont.)

The quantity of stock options that are exercisable and the weighted average remaining life were as follows:

As at December 31,	2024	2023
Telesat Corporation time vesting options	51,595	195,295
Weighted average remaining life	1 year	1 year

There were no stock options granted under the Historic Plans during 2023 or 2024.

The movement in the number of RSUs under the Historic Plans were as follows:

	RSUs with time criteria	RSUs with time and performance criteria
Outstanding, December 31, 2022	973,338	124,080
Forfeited	(47,564)	—
Settled	(408,086)	—
Outstanding, December 31, 2023	517,688	124,080
Settled	(517,688)	—
Outstanding, December 31, 2024	—	124,080

As at December 31, 2024, there were no RSUs (December 31, 2023 — 103,400) that were vested but not settled.

Omnibus Plan

The change in number of stock options outstanding and their weighted average exercise price for the Omnibus Plan were summarized below:

	Telesat Corporation time vesting options
	Number of options	Weighted average exercise price
Outstanding at December 31, 2022	285,149	$16.64
Forfeited	(32,403)
Granted	550,519
Outstanding at December 31, 2023	803,265	$13.38
Exercised	(30,087)
Outstanding at December 31, 2024	773,178	$13.35

No stock options were issued during the year ended December 31, 2024, and there are 321,924 stock options exercisable as of December 31, 2024.

The weighted average assumptions used to determine the share-based compensation expense for stock options using the Black-Scholes option pricing model were as follows:

2023
Dividend yield	—%
Expected volatility	50.0%
Risk-free interest rate	3.75%
Expected life (years)	10

The expected volatility is based on the historical volatility of comparable publicly listed entities.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. SHARE-BASED COMPENSATION PLANS (cont.)

The movement in the number of RSUs, PSUs and DSUs under the Omnibus Plan was as follows:

	RSUs with time criteria	PSUs with time and performance criteria	DSUs
Outstanding, December 31, 2022	351,071	140,583	46,576
Granted	577,536	281,683	78,040
Settled	(124,036)	—	—
Forfeited	(19,846)	(47,129)	—
Outstanding, December 31, 2023	784,725	375,137	124,616
Granted	504,670	410,888	77,252
Settled	(305,547)	(230,863)	(12,434)
Forfeited	(19,143)	—	—
Outstanding, December 31, 2024	964,705	555,162	189,434

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

Effective January 1, 2024, the Pension Plan for Employees of Telesat Canada and the Pension Plan for Designated Employees of Telesat Canada were merged into one plan, the Pension Plan for Employees of Telesat Canada, subject to final regulatory filings and approvals, which were outstanding as of December 31, 2024. The combined plan is closed entirely to new members with respect to the defined benefit provisions. The merged plan offers a defined contribution pension to certain pre-existing and all new employees of Telesat Canada and Telesat LEO Inc.

In addition to the pension plans, the Company provides certain health care and life insurance benefits for some of Telesat Canada’s retired employees and their dependents (“Canadian Other Post-employment Benefit Plans”). Participants are eligible for these benefits generally when they retire from active service and meet the eligibility requirements for the pension plan. These benefits are funded primarily on a pay-as-you-go basis, with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions. In November 2024, the Canadian Other Post-Employment Benefit Plans was no longer provided to newly hired employees.

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
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

For Canadian Pension Plans, the pension expense for 2024 was determined based on membership data as at December 31, 2023. The accrued benefit obligation as at December 31, 2024 was determined based on the membership data as at December 31, 2023, and extrapolated one year based on December 31, 2024 assumptions. For US Pension Plans, the pension expense for 2024 was determined based on membership data as at December 31, 2023. The accrued benefit obligation as at December 31, 2024 was determined based on the membership data as at December 31, 2023, and extrapolated one year based on December 31, 2024 assumptions.

For Canadian Post-employment Benefit Plans, the expense for 2024 was based on membership and eligibility data as at December 31, 2024 and the accrued benefit obligations as at December 31, 2024 was based on membership data as at December 31, 2024. The accrued benefit obligation for US Post-employment Benefit Plans as at December 31, 2024, related to certain retired Loral employees, was determined based on membership data as at December 31, 2023. For other US Post-employment Benefit Plans, the accrued benefit obligation as at December 31, 2024 was determined based on membership data as at January 1, 2024 and extrapolated, based on December 31, 2024 assumptions.

The most recent valuation of the pension plans for funding purposes was as of January 1, 2024. Valuations will be performed for the pension plans as of January 1, 2025.

The expenses included on the consolidated statements of income (loss) and the consolidated statements of comprehensive income (loss) were as follows:

For the year ended December 31, 2024	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$4,349	$712	$5,061	$587	$—	$587
Interest expense (income)	$(1,682)	$405	$(1,277)	$939	$188	$1,127
Consolidated statements of comprehensive income (loss)
Actuarial (gains) losses on employee benefit plans	$(19,966)	$(3,926)	$(23,892)	$1,554	$(290)	$1,264

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

For the year ended December 31, 2023	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$4,524	$684	$5,208	$466	$—	$466
Interest expense	$(2,294)	$567	$(1,727)	$927	$193	$1,120
Consolidated statements of comprehensive income (loss)
Actuarial (gains) losses on employee benefit plans	$4,753	$(1,224)	$3,529	$1,364	$157	$1,521
For the year ended December 31, 2022	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$6,337	$540	$6,877	$710	$—	$710
Interest expense	$(799)	$533	$(266)	$731	$123	$854
Consolidated statements of comprehensive income (loss)
Actuarial (gains) losses on employee benefit plans	$(19,560)	$(7,348)	$(26,908)	$(5,346)	$(1,028)	$(6,374)

The Company made contributions of $3.8 million for various defined contribution arrangements during the year ended December 31, 2024 (December 31, 2023 — $3.1 million).

The balance sheet obligations, distributed between pension and other post-employment benefits were as follows:

As at December 31,	2024	2023
Included in other long-term liabilities
Pension benefits	$44,533	$47,646
Other post-employment benefits	25,941	23,719
Accrued benefit liabilities	$70,474	$71,365
Included in other long-term assets
Pension benefits	$99,554	$79,637

The amounts recognized in the balance sheets and the funded statuses of the benefit plans were as follows:

As at December 31, 2024	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Present value of funded obligations	$314,844	$60,161	$375,005	$—	$—	$—
Fair value of plan assets	(374,424)	(57,168)	(431,592)	—	—	—
	(59,580)	2,993	(56,587)	—	—	—
Present value of unfunded obligations	1,566	—	1,566	22,395	3,546	25,941
(Pension benefits) accrued benefit liabilities	$(58,014)	$2,993	$(55,021)	$22,395	$3,546	$25,941

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

As at December 31, 2023	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Present value of funded obligations	$306,251	$58,546	$364,797	$—	$—	$—
Fair value of plan assets	(348,170)	(49,913)	(398,083)	—	—	—
	(41,919)	8,633	(33,286)	—	—	—
Present value of unfunded obligations	1,295	—	1,295	19,999	3,720	23,719
(Pension benefits) accrued benefit liabilities	$(40,624)	$8,633	$(31,991)	$19,999	$3,720	$23,719

The changes in the benefit obligations and in the fair value of plan assets were as follows:

As at December 31, 2024	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Change in benefits obligations
Benefit obligation, January 1, 2024	$307,546	$58,546	$366,092	$19,999	$3,720	$23,719
Current service cost	3,890	712	4,602	587	—	587
Interest expense	14,185	2,987	17,172	939	188	1,127
Remeasurements
Actuarial gains arising from plan experience	3,253	(513)	2,740	—	(177)	(177)
Actuarial gains from change in demographic assumptions	—	—	—	—	—	—
Actuarial gains from changes in financial assumptions	—	(3,024)	(3,024)	1,554	(113)	1,441
Benefits paid	(13,215)	(3,567)	(16,782)	(684)	(378)	(1,062)
Contributions by plan participants	862	—	862	—	—	—
Foreign exchange & other	(111)	5,020	4,909	—	306	306
Benefit obligation, December 31, 2024	316,410	60,161	376,571	22,395	3,546	25,941
Change in fair value of plan assets
Fair value of plan assets, January 1, 2024	(348,170)	(49,913)	(398,083)	—	—	—
Contributions by plan participants	(862)	—	(862)	—	—	—
Contributions by employer	(1,364)	(3,462)	(4,826)	(684)	(378)	(463)
Transfer to other plans	1,384	—	1,384	—	—	—
Interest income	(15,867)	(2,582)	(18,449)	—	—	—
Benefits paid	13,215	3,567	16,782	684	378	463

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

As at December 31, 2024	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Remeasurements
Return on plan assets, excluding interest income	(23,219)	(389)	(23,608)	—	—	—
Administrative costs	459	—	459	—	—	—
Foreign exchange & other	—	(4,389)	(4,389)	—	—	—
Fair value of plan assets, December 31, 2024	(374,424)	(57,168)	(431,592)	—	—	—
(Pension benefits) accrued benefit liabilities, December 31, 2024	$(58,014)	$2,993	$(55,021)	$22,395	$3,546	$25,941
	Pension Plans			Other Post-employment Benefit Plans
As at December 31, 2023	Canadian	US	Total	Canadian	US	Total
Change in benefits obligations
Benefit obligation, January 1, 2023	$276,757	$58,835	$335,592	$17,888	$3,857	$21,745
Current service cost	4,013	684	4,697	466	—	466
Interest expense	14,172	3,010	17,182	927	193	1,120
Remeasurements
Actuarial gains arising from plan experience	6,341	(353)	5,988	—	122	122
Actuarial gains from change in demographic assumptions	—	—	—	—	—	—
Actuarial gains from changes in financial assumptions	18,911	1,182	20,093	1,364	35	1,399
Benefits paid	(13,768)	(3,457)	(17,225)	(646)	(403)	(1,049)
Contributions by plan participants	928	—	928	—	—	—
Foreign exchange & other	192	(1,355)	(1,163)	—	(84)	(84)
Benefit obligation, December 31, 2023	307,546	58,546	366,092	19,999	3,720	23,719
Change in fair value of plan assets
Fair value of plan assets, January 1, 2023	(324,069)	(47,718)	(371,787)	—	—	—
Contributions by plan participants	(928)	—	(928)	—	—	—
Contributions by employer (net of transfer to other plans)	(487)	(2,275)	(2,762)	(646)	(403)	(1,049)
Interest income	(16,466)	(2,443)	(18,909)	—	—	—
Benefits paid	13,768	3,457	17,225	646	403	1,049

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
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

For the Canadian Pension Plans, the weighted average duration of the defined benefit obligation and weighted average duration of the current service cost as at December 31, 2024 are 13 years and 18 years, respectively. For the Canadian Other Post-employment Benefit Plans, the weighted average duration of the defined benefit obligation and weighted average duration of the current service cost as at December 31, 2024 are 14 years and 28 years, respectively. For the US Pension Plans, the weighted average duration of the defined benefit obligation as at December 31, 2024 is 10 years.

The estimated future benefit payments for the defined benefit pension plans and other post-employment benefit plans until 2034 are as follows:

	Pension Plans	Other Post- employment Benefit Plans
2025	$19,925	$1,353
2026	$21,098	$1,401
2027	$22,016	$1,447
2028	$22,849	$1,490
2029	$23,526	$1,567
2030 to 2034	$123,778	$8,468

Benefit payments include obligations to 2034 only as obligations beyond this date are not quantifiable.

The fair value of the plan assets were allocated as follows between the various types of investments:

Canadian Pension Plans

As at December 31,	2024	2023
Equity securities
Canada	13.3%	22.0%
United States	7.9%	13.8%
International (other than United States)	7.5%	13.6%
Emerging markets	2.8%	4.7%
Fixed income instruments
Canada	68.0%	43.8%
Cash and cash equivalents	0.5%	2.1%

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

US Pension Plans

As at December 31,	2024	2023
Equity securities
United States	31.2%	25.9%
Canada	1.0%	1.0%
International	17.2%	18.7%
Fixed income instruments
United States	28.7%	27.4%
Canada	0.1%	0.1%
International	3.2%	5.2%
Other investments
United States	13.4%	14.2%
Canada	0.3%	0.4%
International	4.9%	7.1%

Plan assets are valued at the measurement date of December 31 each year.

The following are the significant assumptions adopted in measuring the Company’s pension and other benefit obligations:

Pension plans

	Canadian		US
As at December 31,	2024	2023	2024	2023
Actuarial benefit obligation
Discount rate	4.65%	5.15%	5.60%	5.10%
Benefit costs for the year ended
Discount rate	4.65%	5.20%	5.10%	5.30%
Future salary growth	2.50%	2.50%	N/A	N/A

Other Post-employment Benefit Plans

As at December 31,	Canadian		US
	2024	2023	2024	2023
Benefit costs for the year ended
Discount rate	4.65%	5.20%	5.60%	5.30%
Health care cost trend rate	6.04%	4.04% to 6.04%	N/A	N/A
Other medical trend rates	4.00% to 5.11%	4.00% to 5.11%	N/A	N/A

For certain Canadian Post-retirement Plans the above trend rates are applicable for 2024 to 2026 which will decrease linearly to 4.75% in 2029 and grading down to an ultimate rate of 3.57% per annum in 2040 and thereafter.

Sensitivity of assumptions

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes how the impact on the defined benefit obligation as at December 31, 2024 and 2023 would have increased or decreased as a result of the change in the respective assumptions by one percent.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

Pension plans

As at December 31, 2024	Canadian		US
	1% increase	1% decrease	1% increase		1% decrease
Discount rate	$(34,758)	$42,597		$(5,288)		$6,238
Future salary growth	$(3,988)	$4,466	$	N/A	$	N/A
As at December 31, 2023	Canadian		US
	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(35,279)	$40,962	$(5,472)	$6,504
Future salary growth	$3,676	$(5,305)	N/A	N/A

Other Post-employment Benefit Plans

	Canadian		US
As at December 31, 2024	1% increase	1% decrease	1% increase		1% decrease
Discount rate	$(2,714)	$3,360		$(227)		$256
Medical and dental trend rates	$2,074	$(1,755)	$	N/A	$	N/A
	Canadian		US
As at December 31, 2023	1% increase	1% decrease	1% increase	1% decrease
Discount rate	$(2,300)	$2,842	$(241)	$273
Medical and dental trend rates	$476	$(456)	N/A	N/A

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

The Company expects to make contributions of $1.4 million to the Canadian defined benefit plans, $1.2 million to the U.S. defined benefit plans and $2.1 million to the defined contribution plan during the next fiscal year.

33. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at December 31,	2024	2023	2022
Cash	$538,792	$1,423,902	$1,669,257
Short-term investments(1)	13,272	245,187	8,535
Cash and cash equivalents	$552,064	$1,669,089	$1,677,792

____________

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

For the years ended December 31,	2024	2023	2022
Income taxes paid	$(68,612)	$(67,342)	$(98,787)
Income taxes received	8,102	501	644
	$(60,510)	$(66,841)	$(98,143)

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

Interest paid, net of interest received was comprised of the following:

For the years ended December 31,	2024	2023	2022
Interest paid	$(231,316)	$(271,925)	$(184,776)
Interest received	69,721	62,664	21,663
	$(161,595)	$(209,261)	$(163,113)

The reconciliation of the liabilities arising from financing activities were as follows:

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2024	$3,197,019	$18,271	$33,339
Cash outflows	(155,903)	(4,572)	(2,422)
Amortization of deferred financing costs, prepayment options and loss on repayment	1,105	—	—
Gain on repurchase of debt	(202,493)	—	—
Non-cash additions	—	—	2,103
Interest paid	—	—	(1,518)
Interest accrued	—	—	1,518
Non-cash disposals	—	—	(324)
Impact of foreign exchange	256,887	1,361	679
Balance as at December 31, 2024	$3,096,615	$15,060	$33,375
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2023	$3,850,081	$25,124	$34,106
Cash outflows	(344,014)	(6,385)	(2,171)
Amortization of deferred financing costs, prepayment options and loss on repayment	1,028	—	—
Gain on repurchase of debt	(230,080)	—	—
Non-cash additions	—	—	1,473
Interest paid	—	—	(1,523)
Interest accrued	—	—	1,523
Impact of foreign exchange	(79,996)	(468)	(69)
Balance as at December 31, 2023	$3,197,019	$18,271	$33,339
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2022	$3,792,597	$30,344	$35,678
Cash outflows	(97,234)	(6,667)	(2,498)
Amortization of deferred financing costs, prepayment options and loss on repayment	842	—	—
Gain on repurchase of debt	(106,916)	—	—
Non-cash additions	—	—	376

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Interest paid	—	—	(1,611)
Interest accrued	—	—	1,611
Non-cash disposals	—	—	(558)
Impact of foreign exchange	260,792	1,447	1,108
Balance as at December 31, 2022	$3,850,081	$25,124	$34,106

The net change in operating assets and liabilities was comprised of the following:

For the years ended December 31,	2024	2023	2022
Trade and other receivables	$(13,800)	$(24,431)	$2,298
Financial assets	(2,634)	3,437	4,946
Other assets	(38,952)	(7,322)	(6,395)
Trade and other payables	18,278	(4,085)	(7,068)
Financial liabilities	(454)	(639)	(2,028)
Other liabilities	(7,558)	(6,172)	1,503
	$(45,120)	$(39,212)	$(6,744)

Non-cash investing activities were comprised of:

For the years ended December 31,	2024	2023	2022
Satellite, property and other equipment	$109,960	$8,847	$4,140
Intangible assets	$—	$3,204	$—

34. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at December 31, 2024:

	2025	2026	2027	2028	2029	Thereafter	Total
Property leases	$1,116	$1,116	$1,013	$1,012	$1,013	$9,592	$14,862
Capital commitments	560,991	5,753	6,473	—	—	—	573,217
Other operating commitments	16,467	9,566	8,823	20,419	19,051	54,143	128,469
	$578,574	$16,435	$16,309	$21,431	$20,064	$63,735	$716,548

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third-party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2025 to 2039.

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the deployment of the Telesat Lightspeed constellation and other capital expenditures. The total outstanding commitments as at December 31, 2024 were included in capital commitments.

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at December 31, 2024, customer prepayments of $243.0 million (December 31, 2023 — $279.4 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

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

Telesat previously received assessments from Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2002 to 2021. The total disputed amount for the period 2002 to 2021, including interest and penalties, is now $93.5 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. The Company has challenged the assessments. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

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

35. SUBSIDIARIES

The list of significant companies included in the scope of consolidation as at December 31, 2024 was as follows:

Company	Country	Method of Consolidation	% voting rights(1)
Telesat Spectrum General Partnership	Canada	Fully consolidated	100
Telesat LEO Holdings Inc.	Canada	Fully consolidated	100
Telesat Technology Corporation	Canada	Fully consolidated	100
Telesat Spectrum Corporation	Canada	Fully consolidated	100

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

35. SUBSIDIARIES (cont.)

Company	Country	Method of Consolidation	% voting rights(1)
Telesat Spectrum Holdings Corporation	Canada	Fully consolidated	100
Skynet Satellite Corporation	United States	Fully consolidated	100
Telesat Network Services, Inc.	United States	Fully consolidated	100
The SpaceConnection Inc.	United States	Fully consolidated	100
Telesat Satellite LP	United States	Fully consolidated	100
Telesat LEO Inc.	Canada	Fully consolidated	100
Telesat LEO U.S. Inc.	United States	Fully consolidated	100
Telesat U.S. Services, LLC	United States	Fully consolidated	100
Infosat Able Holdings, Inc.	United States	Fully consolidated	100
Telesat Brasil Capacidade de Satélites Ltda.	Brazil	Fully consolidated	100
Telesat (IOM) Limited	Isle of Man	Fully consolidated	100
Telesat International Limited	United Kingdom	Fully consolidated	100
Loral Skynet Corporation	United States	Fully consolidated	100
Loral Space & Communications Inc.	United States	Fully consolidated	100
Telesat Can ULC	Canada	Fully consolidated	100
Telesat CanHold Corporation	Canada	Fully consolidated	100
Telesat Canada	Canada	Fully consolidated	100
Telesat Partnership LP	Canada	Fully consolidated	100

____________

(1)      Details of the non-controlling interest are described in Note 26.

(2)      In 2024, Infosat Communications LP was excluded from the listing given the sale of the subsidiary in August 2024. Infosat Communications LP was from Canada, was a wholly-owned subsidiary and fully consolidated.

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

Compensation of executives and Board level directors

For the years ended December 31,	2024	2023	2022
Short-term benefits (including salaries)	$14,883	$17,014	$16,586
Special payments	915	—	—
Post-employment benefits	1,488	1,790	2,114
Share-based payments	16,589	31,551	65,314
	$33,875	$50,355	$84,014

Key management personnel — stock options

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

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
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

During the year ended December 31, 2023, 408,086 of the RSUs were settled, on a net settlement basis, in exchange for 206,081 Public shares of Telesat Corporation as well as 47,564 RSUs were forfeited. In addition, 517,616 stock options from the Historic Plans expired.

During the year ended December 31, 2024, 517,688 of the RSUs were settled, on a net settlement basis, in exchange for 253,875 Public shares of Telesat Corporation. In addition, 89,430 stock options from the Historic Plans expired.

On November 19, 2021, Telesat Corporation adopted the Omnibus Plan. The Omnibus Plan allows for a variety of equity-based awards including stock options, RSUs, PSUs and DSUs.

The following Awards were issued under the Omnibus Plan:

For the years ended December 31,	2024	2023	2022
DSUs issued to certain members of the Board of Directors	77,252	78,040	46,576
RSUs to key management personnel, which vest over a three-year period	414,540	464,834	230,048
PSUs to key management personnel, which include both a time and performance condition on vesting	410,888	281,683	140,583
Stock options to key management personnel	—	550,519	285,149

Of the Awards that were issued under the Omnibus Plan, the following Awards have been settled.

For the year ended December 31, 2024	Options Exercised	Awards Settled	Public Shares issued
DSUs issued to certain members of the Board of Directors	—	12,434	12,434
RSUs to key management personnel, which vest over a three-year period(1)	—	223,819	96,408
PSUs to key management personnel, which include both a time and performance condition on vesting(1)	—	230,863	145,197
Stock options to key management personnel	30,087	—	30,087

____________

(1)      RSUs and PSUs were settled on a net settlement basis

For the year ended December 31, 2023	Forfeited	Awards Settled	Public Shares issued
DSUs issued to certain members of the Board of Directors	—	—	—
RSUs to key management personnel, which vest over a three-year period(1)	17,426	77,593	39,672
PSUs to key management personnel, which include both a time and performance condition on vesting	47,129	—	—
Stock options to key management personnel	32,403	—	—

____________

(1)      RSUs were settled on a net settlement basis

Telesat Corporation
Notes to the 2024 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

36. RELATED PARTY TRANSACTIONS (cont.)

Transactions with related parties

Related parties included Red Isle and MHR. There were no transactions, payments or balances with MHR during any of the years presented. Apart from the payment from the year ended December 31, 2022, there were no transactions, payments or balances with Red Isle during any of the years presented.

During the year ended December 31, 2022, $20.8 million (US$15.3 million) was paid to Red Isle in respect of the adjustment amount as per the terms of the Transaction Agreement (Note 26).

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the year ended December 31, 2024 were $4.8 million (December 31, 2023 — $2.8 million).