Form 20-F
period 2025-12-31
Telesat Corp
filed 2026-03-17
CIK 1845840

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

FORM 20-F

__________________________

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None
(Title of Class)

__________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: At December 31, 2025, 14,730,782 Class A Common Shares and Class B Variable Voting Shares, 112,841 Class C Shares, 3 Special Voting Shares, and 1 Golden Share were issued and outstanding.

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

EXPLANATORY NOTE

Unless otherwise stated, references to “Telesat,” the “Company,” “we,” “us” or “our” in this Annual Report on Form 20-F (“Annual Report”) refers to Telesat Corporation and its subsidiaries (including Telesat Canada and Telesat LEO ULC) after the closing of the transaction pursuant to the Transaction Agreement and Plan of Merger, dated as of November 23, 2020, by and among Telesat Canada, Telesat Corporation, Telesat Partnership LP, Telesat CanHold Corporation (“Telesat CanHoldco”), Lion Combination Sub Corporation, Loral Space & Communications Inc. (“Loral”), Public Sector Pension Investment Board and Red Isle Private Investments Inc. (“Transaction”), and to Telesat Canada and its subsidiaries before the closing of the Transaction.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that are not based on historical fact and are forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, the words “believe,” “expect,” “plan,” “may,” “will,” “would,” “could,” “should,” “anticipate,” “estimate,” “project,” “intend” or “outlook”, or similar expressions, are forward-looking statements and forward-looking information. In addition, Telesat Corporation or its representatives have made or may make forward-looking statements, or statements about forward-looking information, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”), and Canadian securities regulatory authorities, and press releases or oral statements made with the approval of an authorized executive officer of Telesat Corporation. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and forward-looking information as a result of known and unknown risks and uncertainties.

These forward-looking statements and forward-looking information are not guarantees of future performance, are based on our current expectations, and are subject to a number of risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Factors that may cause actual results to differ materially from those expressed or forecasted in the forward-looking statements and forward-looking information include, among other things, those listed under “Risk Factors” and elsewhere in this Annual Report. Known risks and uncertainties include but are not limited to: risks associated with financial factors, including swings in the global financial markets, access to capital to construct our LEO satellite constellation and refinance our Telesat Canada Debt, the outcome of litigation related to the Telesat Canada Debt, volatility of securities values in an industry sector where values may be influenced by economic and other factors beyond Telesat’s control, inflation, rising or prolonged elevated interest rates, fluctuations in foreign exchange rates, and tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance or dependence on large customers; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including government restrictions and regulations, access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; volatility in exchange rates; and the ability to expand or maintain Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive.

Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements and forward-looking information. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. All statements made in this Annual Report are made only as of the date hereof. Except as required by law, we undertake no obligation to update the statements made in this Annual Report in the event facts or circumstances subsequently change after the date hereof. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC and the Canadian securities regulatory authorities, after the date of this Annual Report.

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

INDUSTRY AND MARKET DATA

This Annual Report includes market data and forecasts with respect to current and projected market sizes for the telecommunications and satellite services sectors. Although we are responsible for all of the disclosures contained in this Annual Report, in some cases we rely on and refer to market data and certain industry forecasts that were obtained from third party surveys, market research, consultant surveys, publicly available information, and industry publications and surveys that we believe to be reliable. Unless otherwise indicated, all market and industry data and other statistical information and forecasts contained in this Annual Report are based on independent industry publications, reports by market research firms or other published independent sources and other externally obtained data that we believe to be reliable.

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

“2026 Senior Secured Notes” means the 5.625% Senior Secured Notes due in December 2026 issued by Telesat Canada and Telesat LLC, as the co-issuer.

“2027 Senior Secured Notes” means the 4.875% Senior Secured Notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer.

“2027 Senior Unsecured Notes” means the 6.5% Senior Notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer.

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

“GoQ” means the Government of Quebec.

“Golden Share” means the Golden Share without par value in the capital of Telesat Corporation.

“Government of Canada Financing” means the loan agreement entered into between Telesat LEO ULC (previously Telesat LEO Inc.), an indirect, wholly-owned subsidiary of Telesat, and 16342451 Canada Inc., a crown corporation and subsidiary of Canada Development Investment Corporation, for senior secured non-revolving delayed draw term loan facilities funded by the Government of Canada in the principal amount of $2,140 million.

“Government of Quebec Financing” means the loan agreement between Telesat LEO ULC (previously Telesat LEO Inc.), an indirect, wholly-owned subsidiary of Telesat, and Investissement Quebec for senior secured non-revolving delayed draw term loan facilities funded by the Government of Quebec in the principal amount of $400 million.

“GSO” means geostationary orbit.

“Guarantor(s)” refers to the Telesat Canada subsidiaries which are guarantors under the Senior Secured Credit Facilities and Indentures relating to the Telesat Canada Debt.

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

“Indentures” means the indentures governing the 2027 Senior Unsecured Notes, 2027 Senior Secured Notes and 2026 Senior Secured Notes.

“Investor Rights Agreements” means, together, the two separate investor rights agreements entered into between Telesat Corporation and each of MHR and PSP Investments on November 23, 2020.

“IRS” means the U.S. Internal Revenue Service.

“LEO” means low earth orbit.

“LEO Non-Guarantor(s)” refers to the Non-Guarantor(s) that own all of the assets related to the Telesat Lightspeed business and are developing and will deploy, operate and commercialize, the Telesat LightSpeed constellation. LEO Non-Guarantors include Telesat LEO Holding ULC, Lightspeed LEO Limited Partnership, Telesat LEO ULC (formerly known as Telesat LEO Inc.) and all of Telesat LEO’s subsidiaries.

“Loral” means Loral Space & Communications Inc.

“NGSO” means non-geostationary orbit.

“Non-Guarantor(s)” refers to the entities which are not guarantors under the Credit Agreement and Indentures, which are Telesat Corporation and its subsidiaries excluding Telesat Canada and its Restricted Subsidiaries. Non-Guarantors include the LEO Non-Guarantor(s).

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

“SEC” means the U.S. Securities and Exchange Commission.

“Senior Notes” means the 2026 Senior Secured Notes, the 2027 Senior Secured Notes and the 2027 Senior Unsecured Notes.

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

“Telesat Articles” means the Articles of Amalgamation of Telesat Canada dated January 1, 2017 (Incorporation Number: BC1270976).

“Telesat Canada Debt” means the 2026 Senior Secured Notes, Senior Secured Credit Facilities, 2027 Senior Unsecured Notes and 2027 Senior Secured Notes.

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

“Telesat Corporation Shares” means, collectively, the Class A Shares, Class B Variable Voting Shares and Class C Shares of Telesat Corporation.

“Telesat Director Voting Preferred Shares” means the Director Voting Preferred Shares of Telesat Canada as defined in the Telesat Articles.

“Telesat Lightspeed Financing” means the financing under the loan agreement entered into between Telesat LEO ULC (previously Telesat LEO Inc.,) an indirect, wholly-owned subsidiary of Telesat, and 16342451 Canada Inc., a crown corporation and subsidiary of Canada Development Investment Corporation, for senior secured non-revolving delayed draw term loan facilities funded by the GoC in the principal amount of $2,140 million; and the loan agreement between Telesat LEO ULC and Investissement Quebec, for senior secured non-revolving delayed draw term loan facilities funded by the GoQ in the principal amount of $400 million.

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

“Telesat Voting Participating Preferred Shares” means the Voting Participating Preferred Shares of Telesat as defined in the Telesat Articles.

“Term Loan B” means the term loan maturing in 2026 pursuant to the terms of the Senior Secured Credit Facilities.

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

“TSX” means the Toronto Stock Exchange.

“U.S.” means United States of America.

“Unrestricted Subsidiary” or “Unrestricted Subsidiaries” refer to those unrestricted subsidiaries as it relates to the Telesat Canada Debt and as such term is defined in the Credit Agreement and the Indentures.

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

Summary of Risks

Risks Relating to Telesat’s Liquidity and Capital Resources

•        Telesat may not be able to generate sufficient cash to service all of the Telesat Canada Debt and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful. If we cannot restructure the Telesat Canada Debt, your investment in Telesat Corporation could be substantially impacted.

•        Telesat’s level of indebtedness is expected to increase, reducing its financial flexibility and making it more difficult to repay or refinance its indebtedness.

•        Telesat’s business is capital intensive, and restrictions on its ability to incur additional debt and to take other actions may significantly impair its ability to obtain other financing.

Risks Relating to the Business of Telesat

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

•        Telesat may be adversely impacted by anti-satellite weapons or other attacks, which could result in a material loss of revenues.

•        Changes in consumer demand for traditional television services and expansion of terrestrial networks have adversely impacted the number of subscribers to direct-to-home (“DTH”) television services in North America, which may continue to adversely impact Telesat’s revenues. Fluctuations in available satellite capacity could also adversely affect Telesat’s results.

Additional Risks Relating to the Telesat Lightspeed Constellation

•        There are numerous risks and uncertainties associated with the Telesat Lightspeed constellation. The Telesat Lightspeed constellation network may not technically perform as designed. Failure to develop significant commercial and service operational capabilities in connection with the Telesat Lightspeed constellation could prevent it from achieving commercial viability. Competition from similar providers such as Starlink, Amazon LEO and Eutelsat OneWeb may impact the degree of adoption of Telesat Lightspeed services. Telesat may be unable to comply with the drawdown requirements in respect of the Telesat Lightspeed Financing, to complete the deployment of the Telesat Lightspeed constellation or be unable to raise sufficient capital to fund future expansion of the Telesat Lightspeed constellation, any of which could have a material adverse effect on Telesat’s results of operations, business prospects and financial condition.

Risks Relating to Regulatory Matters

•        Telesat’s operations may be limited or precluded by the rules or processes of the International Telecommunication Union (“ITU”).

•        Telesat is required to coordinate its operations with those of other satellite operators, with government agencies and with terrestrial operators, depending on country-specific rules. If these agreements cannot be reached, Telesat’s ability to operate may be adversely impacted.

•        Telesat operates in a highly regulated industry and government regulations may adversely affect its ability to access certain markets, sell its services, increase the price of such services, or otherwise may limit its ability to operate or grow its business.

•        Telesat Lightspeed operations will depend on the use of spectrum and regulations governing NGSO spectrum, including requirements to share spectrum, which could materially impact the Telesat Lightspeed constellation’s system capacity.

•        Telesat Lightspeed operations will depend on the use of orbital resources and regulations (some of which are still being developed by national, regional and international bodies) governing the sustainable use of such resources, which could materially impact the Telesat Lightspeed constellation’s ability to access certain markets.

•        NGSO systems entering the market have triggered increased regulatory activity, including a draft EU Space Act. Existing regulations are changing quickly and new, sometimes stricter regulations, especially for NGSO systems, are being considered. There is a risk that new or revised rules could be adopted that could have a material adverse impact on the Telesat Lightspeed constellation.

Risks Relating to Tax Matters

•        The acquisition, ownership and disposition of Telesat Public Shares and Telesat Partnership Units may have adverse U.S. tax consequences for shareholders of Telesat Corporation, including: Telesat Corporation may have been a passive foreign investment company (a “PFIC”) for 2021, 2022, 2023, 2024 or 2025 and could be classified as a PFIC in 2026 and subsequent taxable years; Telesat Corporation or Telesat Partnership could be treated as a U.S. corporation or as a surrogate foreign corporation for U.S. federal income tax purposes and Loral, an indirect wholly owned subsidiary of the corporation, could be treated as an expatriated entity; the IRS could recharacterize the receipt of Telesat Partnership Units as a receipt of Telesat Public Shares; and non-U.S. holders of Telesat Partnership Units will generally be subject to U.S. withholding with respect to dividends received by Telesat Partnership from Loral.

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

Risks Relating to Telesat’s Liquidity and Capital Resources

Telesat may not be able to generate sufficient cash to service all of the Telesat Canada Debt and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful. If we cannot restructure the Telesat Canada Debt, your investment in Telesat Corporation could be substantially impacted.

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

The Telesat Canada Term Loan B and Senior Notes are scheduled to mature between December 2026 and October 2027, resulting in significant obligations that will require repayment or refinancing. These maturities will create liquidity pressure if not addressed. The Company has approximately $509.8 million of cash and cash equivalents of which $206.6 million is held within Telesat Canada and Guarantor entities as at December 31, 2025. The Company and Telesat Canada expect to generate sufficient cash flow to meet the requirements of their respective ongoing operations and debt servicing costs for the reasonably foreseeable future, including at least the one-year period following the date of the financial statements. However, the Company’s consolidated cash flows and cash resources alone, which includes those of Telesat Canada, are not expected to be sufficient to meet Telesat Canada’s debt maturity obligations as they come due. Management is therefore engaged in discussions with lenders’ advisors about refinancing the Telesat Canada Debt. However, there can be no assurance that these refinancing initiatives will be completed successfully. If Telesat Canada cannot refinance or restructure the Telesat Canada Debt, it will be in default and holders of the Telesat Canada Debt could declare all outstanding principal and interest to be due and payable. Its secured lenders (including the lenders under the Senior Secured Credit Facilities, the 2027 Senior Secured Notes and the 2026 Senior Secured Notes) could foreclose against the assets securing their borrowings and Telesat Canada could be forced into bankruptcy or liquidation (as and to the extent applicable to Telesat). A bankruptcy or insolvency by Telesat Canada could substantially impair your investment in Telesat Corporation.

The debt obligations of Telesat Canada are guaranteed by certain direct and indirect subsidiaries of Telesat Canada (“Guarantor Entities”) and the obligation for repayment of the credit facilities and senior secured notes upon maturity does not extend beyond these Guarantor Entities. Other indirect wholly owned subsidiaries of Telesat Corporation, which are LEO Non-Guarantors that do not guarantee the Telesat Canada Debt, are building and intend to complete the deployment of, operate and commercialize our Telesat Lightspeed constellation. These LEO Non-Guarantor entities responsible for the Telesat Lightspeed project have a segregated funding source to permit the build out of the Telesat Lightspeed constellation that includes the ability to acquire any necessary intercompany services, such as certain personnel, occupancy, and information systems, currently provided to Telesat LEO ULC by Telesat Canada.

In addition to the structural segregation of the LEO Non-Guarantors that own the Telesat Lightspeed business from Telesat Canada and the Guarantor Entities, in September 2025, Telesat Canada distributed 62% of the equity of the LEO Non-Guarantor Entities owning the Telesat Lightspeed business to a Non-Guarantor, wholly owned, indirect subsidiary of Telesat Corporation. Accordingly, only 38% of the equity of the Telesat Lightspeed business is owned by Guarantors of the Telesat Canada Debt. Certain of the Telesat Canada debtholders have instituted legal proceeding to challenge the 62% distribution (See “Our Business — Legal Proceedings”). While we believe the debtholders’ lawsuit to be without merit, there can be no assurance that we will succeed. If the debtholders are successful in this litigation, the Telesat Lightspeed business could become up to 100% owned, directly or indirectly, by the Guarantor Entities or other entities obligated in respect of the Telesat Canada Debt and, in either case, this equity value would be subject to claims of Telesat Canada debtholders in the event of a default under the Telesat Canada Debt. Further, granting pledges of some or all of the 62% of the equity of the Telesat Lightspeed business that is owned by Non-Guarantor Entities to holders of Telesat Canada collateral for the Telesat Canada Debt obligations may be required as a condition of any consensual refinancing or restructuring of the Telesat debt, in which case a substantial portion or all of the value of the Telesat Lightspeed business could be subject to a future claim of Telesat Canada debtholders.

In the event that there is a default under the Telesat Canada debt, the lenders under the Telesat Lightspeed Financing could, in certain circumstances, seek to foreclose on the Telesat Lightspeed assets, which itself would substantially impair or completely eliminate the value of your investment in Telesat Corporation.

Further, if Telesat is unable to refinance or extend these facilities and Telesat’s cash flow and capital resources are insufficient to fund the Telesat Canada Debt service obligations, it could be forced to dispose of material assets or operations, seek additional debt or equity capital, issue additional equity, or otherwise restructure its indebtedness. Future issuances of equity would dilute the ownership position of shareholders of Telesat and unitholders of Telesat Partnership. Telesat may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations. The terms of the Telesat Canada Debt restrict its ability to dispose of assets and use the proceeds from those dispositions and may also restrict its ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. Telesat may not be able to consummate those dispositions or obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Telesat’s level of indebtedness may increase and reduce its financial flexibility.

Telesat Canada has a significant amount of debt. As at December 31, 2025, it had total debt of $2,944.6 million maturing in December 2026, June and October 2027. The terms governing the Telesat Canada Debt allow Telesat to incur additional debt, subject to certain limitations. Its borrowings, current and future, will require interest payments and need to be repaid or refinanced, could require it to divert funds identified for other purposes to debt service and could create additional cash demands or impair its liquidity position and add financial risk to it. Diverting funds identified for other purposes for debt service may adversely affect Telesat’s business and growth prospects. If it cannot generate sufficient cash flow from operations to service its debt, it may need to refinance its debt at higher rates, dispose of assets, reduce or delay expenditures or issue equity to obtain necessary funds. Telesat does not know whether it would be able to take any of these actions on a timely basis, on terms satisfactory to it or at all.

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

The agreements governing Telesat Canada Debt, including the indentures governing its Senior Notes and the credit agreement governing its Senior Secured Credit Facilities (“Credit Agreement”), contain various covenants that impose restrictions on it that may affect its ability to operate its business.

The agreements governing the Telesat Canada Debt, including the indentures governing its Senior Notes and the Credit Agreement, impose operating and financial restrictions on its activities. These indentures, the Credit Agreement and future debt agreements may also limit or prohibit Telesat Canada’s ability to, among other things:

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

Various risks, uncertainties and events beyond Telesat’s control could affect its ability to comply with these covenants. Failure to comply with any of the covenants in its existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, Telesat Canada might not have sufficient funds or other resources to satisfy all of its obligations, including its obligations under the Senior Notes.

Telesat LEO ULC and certain of its affiliates have a significant amount of debt and will incur substantial additional debt, all of which is secured by substantially all of the assets related to the Telesat Lightspeed constellation.

Telesat is developing, funding, constructing and will operate and commercialize, its Telesat Lightspeed constellation, in Telesat LEO ULC. and its wholly owned subsidiaries which are parties to the Telesat Lightspeed Financing. As at December 31, 2025, borrowings under the Telesat Lightspeed Financing totaled $690 million and that amount will substantially increase over time as Telesat continues to draw down on the loans to finance the deployment of the Telesat Lightspeed constellation. The Telesat Lightspeed Financing debt is secured by substantially all of the assets related to the Telesat Lightspeed constellation.

The agreements governing the Telesat Lightspeed Financing contain various covenants that impose restrictions on it that may affect its Telesat’s ability to operate its LEO business.

The agreements governing the Telesat Lightspeed Financing impose operating and financial restrictions on Telesat LEO ULC, its subsidiaries and the other guarantors thereunder in connection with their activities which include, among other things restrictions relating to:

•        the incurrence of additional debt;

•        creating any additional liens on the Telesat Lightspeed assets;

•        paying dividends, acquiring shares of capital stock, or making investments;

•        issuing guarantees;

•        pledging, issuing or selling capital stock;

•        selling assets;

•        entering into certain transactions with affiliates;

•        effecting mergers, consolidations, amalgamations and transfers of all or substantially all of its assets of the Telesat ULC and its subsidiaries supporting the Telesat Lightspeed Financing;

•        maintaining minimum levels of liquidity and leverage ratios which ratios reduce over time;

•        ensuring Telesat LEO ULC and its subsidiaries supporting the Telesat Lightspeed Financing operate with a significant degree of independence from Telesat Canada’s GEO business;

•        providing any financial assistance to any affiliates other than Telesat LEO ULC’s subsidiaries supporting the Telesat Lightspeed Financing;

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

Telesat’s ability to make payments on or repay or refinance its debt and to fund planned capital expenditures will depend largely upon its future operating performance. Telesat’s future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. In addition, Telesat’s ability to borrow funds in the future to make payments on and refinance its debt will depend on the satisfaction of the covenants in agreements governing the Telesat Canada Debt and the Telesat Lightspeed Financing and other agreements it may enter into in the future. These agreements contain limitations on its ability to incur additional debt. Telesat cannot assure you that its business will generate sufficient cash flow from operations or that future borrowings will be available to it to enable it to pay its debt or to fund its other liquidity needs. In addition, Telesat’s ability to raise additional capital to refinance its debt to fund its operations is also dependent on capital market conditions.

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

Telesat’s ability to access capital markets is important to its ability to operate its business Changes in Telesat’s financial performance and unfavorable conditions in the capital markets, including increased scrutiny of the satellite industry and the impact of regulation, could result in credit agencies reexamining Telesat’s credit ratings.

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

Risks Relating to the Business of Telesat Corporation

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

Telesat’s business is also subject to competition from ground-based forms of communications technology. For many point-to-point and other services, the offerings provided by terrestrial companies can be more competitive than the services offered via satellite. Increasing availability of capacity from other forms of communications technology can create an excess supply of telecommunications capacity, decreasing the prices Telesat would be able to charge for its services under new service contracts and thereby negatively affecting profitability. New technology has rendered traditional satellite-based services less competitive by satisfying consumer demand in other ways. See: “Changes in technology could have a material adverse effect on Telesat’s results of operations, business prospects and financial condition”. Telesat also competes for local regulatory approval in places where more than one provider may want to operate, and with other satellite operators for scarce frequency assignments and a limited supply of orbital locations.

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

A number of NGSO satellite projects are in development, production, in the process of being deployed, or in operation, including Starlink and Amazon’s subsidiary Amazon LEO (referenced herein as “Amazon”), which have significant advantages over GEO satellite systems, in particular for latency sensitive applications. These NGSO networks have substantially increased the amount of available capacity in the marketplace, decreasing demand for GEO satellite services.

Improvements in existing technologies could also adversely impact the demand for satellite services. For example, improvements in signal compression have allowed, and may continue to allow, Telesat customers to transmit the same amount of data using a reduced amount of capacity, decreasing demand for Telesat services.

Telesat’s satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.

Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. These risks include equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Some of Telesat Corporation’s satellites have had malfunctions and other anomalies in the past. Acts of war, terrorism, magnetic, electrostatic or solar storms, space debris, satellite conjunctions or micrometeoroids could also damage satellites.

Satellite anomalies are likely to be experienced in the future. Despite working closely with satellite manufacturers to determine the causes of anomalies and mitigate them in new satellites and to provide for intra-satellite redundancies for certain critical components to minimize or eliminate service disruptions in the event of failure, Telesat cannot assure you that, in these cases, it will be possible to restore normal operations. Where service cannot be restored, the failure could cause the satellite to have less capacity available for sale, to suffer performance degradation or to cease operating prematurely, either in whole or in part.

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

Insurance will not protect Telesat against all satellite-related losses. Further, Telesat may not be able to renew insurance on its existing satellites or obtain insurance on future satellites on acceptable terms or at all, and, for all but one of Telesat’s existing GEO satellites, Telesat has elected to forego obtaining insurance.

Telesat’s current satellite insurance does not protect it against all satellite-related losses that it may experience, and Telesat only has in-orbit insurance coverage for one of the satellites in its fleet. Telesat’s insurance does not protect it against business interruption, loss of revenues or delay of revenues. Telesat’s in-orbit insurance policies typically include specified exclusions, deductibles and material change limitations, and future insurance policies are expected to continue to include such features. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, antisatellite devices, electromagnetic or radio frequency interference and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting the satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers and may, in some instances, be payable to Telesat’s customers.

The price, terms and availability of satellite insurance has fluctuated significantly in recent years. These fluctuations may be affected by recent satellite launch or in-orbit failures and general conditions in the insurance industry. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. To the extent Telesat experiences a launch or in-orbit failure that is not fully insured, or for which insurance proceeds are delayed or disputed, Telesat may not have sufficient resources to replace the affected satellite. In addition, higher premiums on insurance policies increase costs, thereby reducing profitability. Future insurance policies may also have higher deductibles, shorter coverage periods, higher loss percentages required for constructive total loss claims and additional satellite health-related policy exclusions, all of which would reduce Telesat’s expected profitability. There can be no assurance that, upon the expiration of an in-orbit insurance policy, which typically has a term of one year, Telesat will be able to renew the policy on terms acceptable to it. Telesat may elect to reduce or eliminate insurance coverage, or elect not to obtain insurance policies for its future satellites, especially if exclusions make such policies ineffective, the costs of coverage make such insurance impractical or self-insurance is deemed more cost effective. Telesat is currently only carrying in-orbit insurance on its Telstar 19 VANTAGE satellite.

Telesat derives a substantial amount of its revenues from only a few of its customers. A loss of, or default by, one or more of these major customers, or a material adverse change in any such customer’s business or financial condition, could materially reduce Telesat’s future revenues and contracted backlog.

For the year ended December 31, 2025, Telesat’s top five GEO customers together accounted for approximately 64% of its revenues. As at December 31, 2025, Telesat’s top five backlog GEO customers together accounted for approximately 62% of its GEO backlog. If any of its major customers were to terminate, or choose not to renew, their contracts at the expiration of the existing terms or are able to negotiate concessions, particularly on price, it could have a material adverse effect on results of operations, business prospects and financial condition. Telesat customers could experience a downturn in their business, find themselves in financial difficulties, allege Telesat is in breach of its obligations to them and purport to terminate their contracts, any of which could result in their ceasing or reducing their use of Telesat services, becoming unable or refusing to pay for services they had contracted to buy. In addition, some of Telesat’s customers’ industries are undergoing significant consolidation, and Telesat customers may be acquired by each other or other companies, including by Telesat competitors. Such acquisitions could adversely affect Telesat’s ability to sell services to such customers and to any end-users whom they serve. Some customers have in the past defaulted, and customers may in the future default, on their obligations to Telesat due to bankruptcy, lack of liquidity, operational failure or other reasons. Such defaults could adversely affect revenues, operating margins and cash flows. If Telesat’s contracted revenue backlog is reduced due to the financial difficulties of, or disputes with, its customers, revenues, operating margins and cash flows would be negatively impacted.

Telesat’s business is capital intensive and it may not be able to raise adequate capital to finance its business strategies, or it may be able to do so only on terms that significantly restrict its ability to operate its business.

Implementation and maintenance of Telesat’s business strategy requires a substantial outlay of capital. As it pursues its business strategies and seeks to respond to developments in its business and opportunities and trends in its industry, Telesat’s actual capital expenditures may differ from expected capital expenditures. There can be no assurance that Telesat will be able to satisfy capital requirements in the future. In addition, if one of its satellites fails unexpectedly, there is no assurance Telesat will be able to obtain additional financing to replace the satellite. If Telesat determines it needs to obtain additional funds through external financing and is unable to do so, it may be prevented from fully implementing its business strategy.

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

Delays in launching satellites and in the deployment of satellites are not uncommon and result from construction delays, the unavailability of reliable launch opportunities with suppliers, delays in obtaining required regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Satellites are also subject to certain risks related to failed launches. Launch vehicles may fail. Launch failures result in significant delays in the deployment of satellites because of the need to construct replacement satellites and to obtain another launch vehicle. A delay or perceived delay in launching a satellite, or replacing satellites, may cause Telesat’s current or future customers to move to another satellite provider if they determine that the delay may cause an interruption in continuous service or a delay in the commencement of service. In addition, Telesat’s contracts with customers who purchase or reserve satellite capacity may allow the customers to terminate their contracts in the event of a delay. Any such termination would require Telesat to refund any prepayment it may have received, and would result in a reduction in its contracted backlog and would delay or prevent it from securing the commercial benefits of new satellites. As of the date of this Annual Report, Telesat has not received any prepayments from customers of its Telesat Lightspeed constellation that would need to be refunded in the event of significant delays in launching such satellites (nor would there be other contractual penalties or damages to such customers for such delays). It is possible that future agreements may include prepayments for services which would need to be repaid, or provide for other contractual penalties or damages, if the Telesat Lightspeed constellation is delayed.

Telesat may choose not to, or be unable to, replace some or all of its satellites upon their end of life and, in the event it chooses to replace a satellite upon the end of its service life, it would require Telesat to make significant expenditures and may require it to obtain shareholder approval.

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

In the event we are unable or choose not to replace a satellite at the end of its life and we want to maintain the revenues from customers on these satellites, we will need to provide them with alternate capacity and acquiring such alternate capacity may increase our costs of providing services. We do not intend to replace all our satellites that are nearing their end of life. There are technologies available that have the potential to extend the life of satellites nearing their end of life. There can be no assurance that we will acquire any life extension services or that such life extension services would be successful. For some of our GEO satellites, we intend to provide continuity of service to our customers at the end of life of those satellites by transitioning services to our Telesat Lightspeed constellation. Given that the entry into service of our Telesat Lightspeed constellation is expected to occur after certain of our GEO satellites have reached their end-of-life, we may be unable to provide many of our customers on satellites nearing their end of life with continuity of service. If we are unable to provide continuity of service to our customers by extending the life of such satellites or providing alternate capacity on other satellites, including our Telesat Lightspeed constellation, our revenue would decline.

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

Telesat operates an extensive ground infrastructure including its satellite control centre in Ottawa, its main earth station and back up satellite control facility at Allan Park, Ontario, nine other earth stations throughout Canada, two teleports in the U.S. and one teleport located in Brazil. These ground facilities are used for controlling Telesat’s GEO satellites and/or for the provision of end-to-end services to its customers. Telesat is also in the process of building a global network of landing stations to support the operation of the Telesat Lightspeed constellation.

Telesat may experience a partial or total loss of one or more of these facilities due to natural disasters (tornado, flood, hurricane or other such acts of God), fire, vandalism, or other catastrophic events. A failure at any of these facilities could cause a significant loss of service for its customers. Additionally, it may experience a failure in the necessary equipment at the satellite control center, at the back-up facility, or in the communications links between these facilities and remote earth station facilities. A failure or operator error affecting tracking, telemetry and control operations might lead to a breakdown in the ability to communicate with one or more satellites or cause the transmission of incorrect instructions to the affected satellite(s), which could lead to a temporary or permanent degradation in satellite performance or to the loss of one or more satellites. Intentional or non-intentional electromagnetic or radio frequency interference could result in a failure of its ability to deliver satellite services to customers.

A failure of any of Telesat’s facilities or in the communications links between facilities or interference with its satellite signal could cause revenues and backlog to decline materially and could adversely affect its ability to market its services and generate future revenues and profit.

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

Telesat may be adversely impacted by anti-satellite weapons or other attacks, which could result in a material loss of revenues.

Anti-satellite weapons may be tested or employed upon Telesat’s satellites or third-party satellites, which could result in the direct loss of a Telesat satellite, intentional interference with its communications and/or may result in significant increases in orbital debris which may extend to the orbits utilized by Telesat satellites. Increased levels of orbital debris will increase the chance that Telesat satellites may be damaged or destroyed. Telesat’s ground facilities and operations may also be damaged or destroyed by acts of war or terrorism.

Telesat’s current satellites provide services to governments, and it is expected that governments will be a significant user of Telesat Lightspeed services, in particular its military Ka-band (Mil-Ka) services. Utilization of Telesat services by governments could increase the risk of our satellites, ground facilities and operations being targeted.

Telesat’s dependence on third party suppliers could result in delays related to the design, manufacture and launch of new satellites, or could limit its ability to sell its services, which could adversely affect operating results and prospects.

Any delays in the design, construction or launch of its satellites or the acquisition of ground technologies to operate its business could have a material adverse effect on Telesat’s results of operations, business prospects and financial condition. There are a limited number of manufacturers that are able to design and build satellites according to the technical specifications and standards of quality Telesat requires. Telesat also relies on the manufacturers of its satellites to provide support throughout the life of the satellite in the event it should suffer an anomaly. If any of its manufacturers’ businesses fail, it could adversely impact Telesat’s ability to overcome a satellite anomaly and maintain its satellites in service, in whole or in part. There is also a limited number of suppliers able to launch such satellites, including Arianespace, Blue Origin, ISRO, Mitsubishi Heavy Industries, Rocket Lab, SpaceX, and United Launch Alliance. Should any of its manufacturers’ or launch suppliers’ businesses fail, or should there be consolidation in the industry (such as the announced combination of certain of Airbus Defence and Space and Thales Alenia operations), it would reduce competition and could increase the cost of satellites and launch services. Adverse events with respect to any of Telesat’s manufacturers or launch suppliers could also result in the delay of the design, construction or launch of satellites. Certain launch providers may be unavailable to us either because they are unwilling to provide us with services, because they compete with us or for other reasons, or because we are unable to access their services for regulatory reasons, including as a result of government sanctions.

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

Demand for technology and services from outside of the satellite industry may have an adverse impact on the availability and cost of technology and services Telesat requires for its business. For example, the surge in demand for certain components, including computer servers and networking gear, caused by the rapid construction of facilities to serve the Artificial Intelligence industry, has substantially increased the cost and has caused significant delays in Telesat acquiring, certain components Telesat requires for its current GEO business and for the construction and deployment of the Telesat Lightspeed constellation.

General economic conditions, trade restrictions, and other disruptions due to geopolitical conditions and global health emergencies may also affect the ability of Telesat’s suppliers to provide services on commercially reasonable terms or to fulfil their obligations in terms of manufacturing schedules, delivery schedules, launch dates, pricing or other items. Even where alternate suppliers for such services are available, Telesat may have difficulty identifying them in a timely manner, or it may incur significant additional expense in changing suppliers, which could result in difficulties or delays in the design, construction or launch of satellites and the deployment and operation of our Telesat Lightspeed network.

Changes in consumer demand for traditional television services and expansion of terrestrial networks have adversely impacted the number of subscribers to DTH television services in North America, which have adversely impacted current and may adversely impact future revenues.

A substantial amount of Telesat’s GEO revenue is earned from customers who use its services to provide DTH television services to the public in North America. For the year ended December 31, 2025, approximately 93% of Telesat’s broadcast revenue was derived from North American DTH television services. For various reasons, the number of DTH subscribers to whom Telesat’s customers provide services has been decreasing. In many regions of the world, including North America, the terrestrial networks with which Telesat competes continue to expand. Terrestrial networks have advantages over traditional DTH services for the delivery of two-way services, such as on-demand video services or “over-the-top” (“OTT”) video distribution (e.g., Netflix). The growth of on-demand and OTT distribution has had a negative impact on the demand for the services of Telesat’s large DTH customers, which has decreased, and is expected to continue to decrease, demand for Telesat’s broadcast satellite capacity. Moreover, two of Telesat’s largest DTH customers also have substantial terrestrial broadcast distribution networks that they are continuing to expand, which has led to certain of their own DTH customers migrating to their terrestrial networks. The migration of DTH customers to terrestrial networks, in order to access improved two-way services or for other reasons, is expected to continue to decrease the demand for Telesat’s services, adversely impacting future revenue and financial performance.

Changes or developments with respect to domestic and international customs, tariffs, and trade policies and the corresponding or retaliatory actions by other countries and related uncertainties may adversely affect Telesat’s performance

Significant changes or developments with respect to domestic and international customs, tariffs, and trade policies in the territories and countries where Telesat operates, any corresponding or retaliatory actions taken, and related uncertainties could have an adverse effect on the financial results and profitability of Telesat. The U.S. administration has imposed tariffs on imports from Canada and most other countries. The international trade disputes sparked by the tariffs imposed by the U.S. and any other future actions taken by the U.S. and other countries in response, including a further escalation in tariffs, and/or the withdrawal from, or changes to, international trade agreements or policies related to international commerce, have had, and are expected to continue to have, a negative impact on the Canadian economy and other markets where Telesat operates, and could adversely affect Telesat’s business operations and financial condition, including increasing the costs of procuring goods and services by Telesat and it suppliers, in particular goods and services related to the deployment of the Telesat Lightspeed constellation or even the availability of such goods and services. These disputes could also limit Telesat’s ability to sell its services in markets outside Canada or increase the costs of Telesat’s services to its prospective customers, which may make it more difficult or impossible for it to compete with services offered by its competitors in some markets. In addition, the uncertainty as to whether additional tariffs, trade policies or trade restrictions will be adopted domestically or internationally and the uncertainty of the impact of such tariffs and trade policies have and may continue to have a negative impact on the Canadian and global economy and may adversely affect Telesat’s business operations and financial condition.

Reductions in government spending could reduce demand for Telesat’s services and Telesat may not receive the expected benefits of its announced strategic partnership with the GoC and MDA.

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

While Telesat announced a strategic partnership agreement among the GoC, Telesat Corporation and MDA Space in December 2025 to develop and deliver a multi-frequency, Arctic military satellite communications (MILSATCOM) capability to the Canadian Armed Forces which represents a multi-billion-dollar investment by Canada, definitive agreements regarding the partnership have not been executed. Accordingly, it remains uncertain what role Telesat will play in the delivery of the capability and what benefits, if any, it may receive.

Telesat’s failure to maintain or obtain authorizations under and comply with the U.S. export control and trade sanctions laws and regulations could have a material adverse effect on results of operations, business prospects and financial condition.

The export of satellites and technical data related to satellites, earth station equipment and provision of services are subject to U.S. export control and economic sanctions laws, implemented by U.S. State Department, Department of Commerce and Department of the Treasury regulations. If Telesat does not maintain its existing authorizations or obtain necessary future authorizations under the export control laws and regulations of the U.S., it may be unable to export technical data or equipment to non-U.S. persons and companies, including to its own non-U.S. employees, as required to fulfil existing contracts. If it does not maintain its existing authorizations or obtain necessary future authorizations under the trade sanctions laws and regulations of the U.S., it may not be able to provide satellite capacity and related administrative services to certain countries subject to U.S. sanctions. Telesat’s ability to acquire new U.S.-manufactured satellites, procure launch services and launch new satellites, operate existing satellites, obtain insurance and pursue its rights under insurance policies or conduct its satellite-related operations and consulting activities could also be negatively affected if Telesat and its suppliers are not able to obtain and maintain required U.S. approvals or authorizations.

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

Developments that Telesat expects to support the growth in demand for satellite services, such as continued growth in corporate data and internet traffic, government defense and security requirements, and low earth orbit constellations expanding the total addressable market, may fail to materialize or may not occur in the manner or to the extent anticipated.

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

Telesat’s business and results of operation have been and may in the future be adversely affected by pandemics, and by measures taken to prevent their spread, including restrictions on travel, imposition of quarantines, cancellation of events, remote working, and closure of workplaces and other businesses. Telesat’s business and results of operations may also be negatively impacted by the adverse effect that pandemics have had, and may in the future have, on global economic activity, which may include continued inflation and/or a period of prolonged global or regional economic slowdowns or recessions. Pandemics could also impact Telesat’s ability to attract capital to finance business strategies, such as the expansion of the Telesat Lightspeed constellation and its related network, and also could increase Telesat’s cost of borrowing.

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

Telesat’s consolidated balance sheet as at December 31, 2025 includes goodwill with a carrying value of approximately $2,214.6 million (allocated $214.6 million and $2,000.0 million, respectively, between GEO and LEO as at December 31, 2025 and other intangible assets with a carrying value of approximately $442.3 million (the most significant assets being orbital slots with a carrying value of approximately $311.0 million as at December 31, 2025). Goodwill and other intangible assets are qualitatively assessed for indicators of impairment. If the qualitative assessment concludes an indication of impairment, a quantitative impairment test of goodwill and other intangible assets with indefinite useful lives is undertaken. Telesat measures for the quantitative impairment test using a projected discounted cash flow method and confirms the assessment using other valuation methods.

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

A substantial amount of Telesat’s goodwill and intangible asset value is supported by the Telesat Lightspeed constellation which has not yet been deployed. If it were determined that the Telesat Lightspeed constellation program was unlikely to proceed as planned, it is likely that Telesat’s goodwill and intangible assets would be deemed to be impaired.

If Telesat’s goodwill or other intangible assets are deemed to be impaired in whole or in part, it could be required to reduce or write-off such assets, which could have a material adverse effect on its financial condition.

Significant changes in exchange rates could have a material adverse effect on financial results.

Telesat’s main foreign currency exposures as of December 31, 2025, lie in its U.S. dollar denominated debt financing and cash and cash equivalents. Approximately 47.1% of revenue, 51.6% of operating expenses, 100% of interest expense on the Telesat Canada Debt and the majority of Telesat Lightspeed capital expenditures were denominated in U.S. dollars for the year ended December 31, 2025. See Management Discussion and Analysis section for detailed foreign exchange sensitivity analysis.

As at December 31, 2025, the Telesat Canada Debt, excluding deferred financing costs, loss on repayment and prepayment options was US$2,145.6 million. Changes in exchange rates impact the amount that Telesat pays in interest, and may significantly increase the amount that it is required to pay in Canadian dollar terms to redeem its 2027 Senior Secured Notes, 2026 Senior Secured Notes or 2027 Senior Unsecured Notes, either at maturity, or earlier if redemption rights are exercised or other events occur which require it to offer to purchase its 2027 Senior Secured Notes, 2026 Senior Secured Notes or 2027 Senior Unsecured Notes prior to maturity, and to repay funds drawn under the Senior Secured Credit Facilities.

A portion of Telesat revenues comes from contracts which are denominated in Brazilian Reais. Any decrease in the value of the Brazilian Reais against the Canadian dollar would reduce revenues.

Borrowings under the Telesat Lightspeed Financing are in Canadian dollars. However, in excess of 80% of Telesat’s expected capital investments in the Telesat Lightspeed program over the next two years are expected to be in currencies other than Canadian dollars, primarily U.S. dollars and Euros. Any decrease in the value of the Canadian dollar against the U.S. dollar or Euro will increase the Canadian dollar costs of the program, and Telesat may be required to raise additional funding to complete the program, which funding Telesat may not be able to raise or, even if Telesat is successful in raising additional funding, could adversely impact the business case for Telesat Lightspeed.

Given that we expect a significant amount of our future revenue to be in U.S. dollars, an increase in the value of the Canadian dollar as compared to the U.S. dollar could adversely impact the ability Telesat LEO ULC to repay its Canadian dollar debt under the Telesat Lightspeed Financing.

Because of the Telesat Canada Reorganization and Divestiture Act, a Canadian act uniquely applicable to Telesat Canada (but not the other entities in the Telesat corporate structure), Telesat’s GEO operating subsidiary may not have access to the usual protections from creditors and other rights available to insolvent persons and creditors, may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws generally available to creditors of insolvent persons.

Under the Telesat Canada Reorganization and Divestiture Act (“Telesat Divestiture Act”), Telesat Canada (as a corporate entity) is subject to certain special conditions and restrictions. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat Canada and in no case shall Telesat Canada’s affairs be wound up unless authorized by an Act of the Parliament of Canada. As a result of such legislative provisions, Telesat Canada and its creditors may not have recourse to the usual rights, remedies and protections under applicable bankruptcy and insolvency laws, including the imposition of a stay of proceedings, or a regulated and orderly process to settle or compromise claims and make distributions to creditors, or recourse to fraudulent preference, transfer at undervalue or fraudulent conveyance laws, in Canada. The effect of the Telesat Divestiture Act upon Telesat Canada’s insolvency has not been considered by a Canadian court and, accordingly, the application of Canadian federal bankruptcy and insolvency laws and provincial receivership and fraudulent conveyance and assignment and preference laws, and the exercise by a Canadian court of any judicial discretion which could affect the enforcement of rights and remedies or other equitable relief against Telesat Canada in the context of an insolvency, is uncertain. To the extent bankruptcy and insolvency laws in Canada do not apply to Telesat Canada, its creditors may individually seek to pursue any available rights or remedies, as secured or unsecured creditors as the case may be, against Telesat Canada and its assets. Only Telesat Canada’s assets (including the shares in its subsidiaries) are subject to the Telesat Divestiture Act, but the assets of the other entities within the Telesat corporate structure, including the guarantors of the Telesat Canada Debt, are not. These restrictions may have a material impact on the sale of Telesat Canada or its assets in any bankruptcy or reorganization scenario and on any proceeding to realize value from Telesat Canada or its assets.

Additional risks Relating to the Telesat Lightspeed Constellation

There are numerous technological risks and uncertainties associated with the Telesat Lightspeed constellation which may cause it to be unsuccessful and have a material adverse effect on Telesat’s results of operations, business prospects and financial condition.

Telesat is currently building an advanced LEO satellite network consisting initially of over one hundred and up to several hundred satellites in NGSO. There are numerous risks and uncertainties associated with NGSO constellations generally and with Telesat’s Lightspeed constellation in particular.

NGSO constellations are complex. In order to operate successfully and deliver a high-quality service, all components of the system, both on the ground and in space, must be integrated seamlessly and efficiently.

Unlike most traditional GEO satellites currently in use, which rely on legacy, space-tested hardware and established ground equipment infrastructures, some of the technology necessary for the successful operation of a LEO constellation, in particular the Telesat Lightspeed constellation, is still in development. The Telesat Lightspeed constellation design incorporates leading-edge satellite technologies, including on-board data processing, multi-beam phased array antennas and optical inter-satellite links; these are technologies that Telesat has not previously developed or used for space applications at the scale, levels of performance and price points that are required for the successful operation and commercialization of the Telesat Lightspeed constellation. In addition, certain key suppliers are small, new companies that may not be well capitalized and for whom we are their largest customer. If these key suppliers’ businesses were to fail, the Telesat Lightspeed constellation could be materially delayed and/or its cost could materially increase. In order to provide a competitive service in certain of the customer segments Telesat plans to serve, it requires advances in ground terminal design and manufacturing, particularly electronic flat panel antennas capable of acquiring and tracking LEO satellites. If the Telesat Lightspeed constellation does not deliver the required quality of service at prices that are competitive relative to other satellite providers and alternative products, it may not be able to acquire customers and establish a successful business. It is possible that Telesat may not be able to overcome the technological hurdles required to complete the planned Lightspeed constellation, the start of service may be materially delayed, and/or due to technological issues the Telesat Lightspeed constellation may not operate as planned, any of which could have a material adverse effect on results of operations, business prospects and financial condition.

The design of the Telesat Lightspeed satellites and network may change, as a result of technical difficulties, to respond to commercial opportunities or for other reasons. Any change could result in increased costs, delay the in-service date of the constellation, or impair or delay regulatory approval to obtain access to certain markets. For example, while Telesat has announced that it is adding Mil-Ka frequencies to the constellation, it requires the approval of the Telesat Lightspeed Financing lenders. While Telesat expects that approval to be forthcoming, there can be no assurance that it will be received in a timely manner or at all. In addition, the adding of the Mil-Ka frequencies can present regulatory challenges (see “Risks Related to Regulatory Matters”).

The Telesat Lightspeed constellation may suffer launch failures or its satellites may fail to reach their planned orbital locations. Any such issue could result in the loss of a satellite or cause significant delays in the deployment of the satellite. Delays in launching satellites and in the deployment of satellites are not uncommon and result from construction delays, the unavailability of reliable launch opportunities with suppliers, delays in obtaining required regulatory approvals, launch failures and launch vehicle underperformance (in which case the satellite may be lost or, if it can be placed into service by using its onboard propulsion systems to reach the desired orbit, will have a shorter useful life).

There is no guarantee that Telesat will be able to fully draw the committed funding under the Telesat Lightspeed Financing.

On September 13, 2024, Telesat announced that it had completed securing the Telesat Lightspeed Financing. See “Business — Our GEO Business and Our LEO Opportunity — Overview of Telesat Lightspeed”. Telesat’s ability to draw the full amount of this funding is dependent on continuing to comply with various covenants and other obligations as well as reaching certain milestones in the Telesat Lightspeed development and production process, which, for various reasons, may not occur.

The exercise of the Telesat Lightspeed Financing Warrants granted in connection the Telesat Lightspeed Financing would be dilutive, and the Telesat Lightspeed Financing Warrants contain embedded derivatives which could adversely impact Telesat’s financial results.

In connection with the loans from the GoC and GoQ for Telesat Lightspeed, Telesat has granted warrants to purchase a number of the limited partnership units of Lightspeed LEO Limited Partnership, a limited partnership which holds all of the shares of Telesat LEO ULC. Telesat’s indirect, wholly-owned subsidiary that owns and will operate and commercialize the Lightspeed constellation.

Any exercise of such warrants would result in dilution of the interest of the shareholders of Telesat in the Telesat Lightspeed business. In addition, these warrants contain embedded derivatives, which can introduce additional complexities and risks. These embedded derivatives are subject to market fluctuations, interest rate changes, and other economic variables that can significantly impact their value. The valuation and accounting for these instruments require sophisticated models and assumptions, which may not always accurately predict future outcomes. The impact of misestimations or changes in market conditions relating to the valuation and accounting for these instruments could adversely affect Telesat’s financial position and results of operations.

The Telesat Lightspeed constellation will require Telesat to develop significant commercial and service operational capabilities. Failure to effectively develop such operational capabilities could cause the Telesat Lightspeed constellation to fail to achieve commercial viability and could have a material adverse effect on Telesat’s operations, business prospects and financial condition.

The Telesat Lightspeed constellation will offer an end-to-end data service such that Telesat will be responsible for system performance from the Point of Presence (where the constellation connects to either a customer’s private network or to the terrestrial internet) through the Telesat Lightspeed network to the end-user’s terminal. This contrasts with Telesat’s current GEO satellite services, from which Telesat currently derives a majority of its revenue, where Telesat primarily provides customers with access to its GEO satellites, and customers then combine this capacity with ground (hub) equipment to create a connectivity service. Telesat’s failure to develop new supporting technologies, processes and procedures, competencies, and other capabilities to support the Lightspeed constellation may materially impact its ability to commercialize the Telesat Lightspeed constellation. Additionally, Telesat’s Lightspeed constellation will require an advanced ecosystem to support LEO service installation and provisioning, including user terminals and related installs, which we currently do not possess at the scale that will be required.

Telesat’s effective monetization of the Telesat Lightspeed constellation may require Telesat to provide ancillary services to combine with Telesat’s LEO services, as customers may demand these services to create a complete solution for their communications requirements. Some examples of ancillary services are trained third parties who can install and maintain Telesat’s LEO terminals. Telesat does not currently have these capabilities, and may be required either to develop such capabilities in house or partner with third parties to deliver these capabilities, and Telesat cannot assure you that it will be able to successfully establish such capabilities. A material part of Telesat’s anticipated revenues from the Telesat Lightspeed constellation are expected to come from geographies where Telesat does not have a significant presence today, including Europe, Africa and Asia, and the expansion of Telesat’s capabilities in other geographies where it currently has operations. Telesat’s failure to expand its sales and distribution capabilities in these geographies could cause the Lightspeed constellation to fail to achieve commercial viability.

In order to effectively operate the Telesat Lightspeed constellation, Telesat will be required to develop and expand certain business operations capabilities, including management of inventory, tracking service installation and commissioning, network monitoring and customer call resolution. Telesat also will need to develop new network capabilities to provision terminals, manage bandwidth and monitor these services. If Telesat is unable to develop these capabilities, it may be unable to provide customers with a level of service sufficient to support the Telesat Lightspeed constellation’s adoption.

Even if Telesat is able to successfully build and deploy the Telesat Lightspeed constellation, Telesat may nonetheless fail to generate anticipated revenues due to slow market adoption or because the total addressable market for the Telesat Lightspeed constellation may be smaller than Telesat expects.

Telesat’s projected revenues from its Telesat Lightspeed constellation are based on the anticipated expansion of the market for satellite services, which assumes that the availability of higher quality, lower priced services will lead to increased uses of satellite services. However, there may be factors, both internal to and extraneous to Telesat’s development and deployment of its Telesat Lightspeed network, that slow market adoption of and cause Telesat Lightspeed’s revenues to be lower than anticipated. Telesat Lightspeed ground terminal antennas require a much greater field of view than GEO antennas because LEO satellites are in constant motion from the perspective of the earth. This may mean that Telesat Lightspeed antennas are more difficult to install than anticipated, which could limit the adoption of Telesat Lightspeed. If we are unable to deploy a sufficient number of satellites needed to communicate with standard flat panel antennas, which require an even greater field of view than traditional ground terminal antennas, it may increase the costs of the antennas required to communicate with our satellites, which could increase our costs or adversely impact the addressable market for our services. We will operate the Telesat Lightspeed constellation using Ka-band frequencies while some of our competitors are using, or intend to use, Ku-band frequencies which are less susceptible to service outages during heavy rains. An increased level and frequency of outages at Ka-band may negatively impact the size of the market for the Telesat Lightspeed services. Additionally, given that Telesat Lightspeed relies on new technology, potential customers may not be willing to purchase its services until Telesat Lightspeed has been successfully deployed and in operation which could delay or decrease demand for its services. If sufficient terminals are not installed prior to the commencement of global service, it could lead to a failure to achieve anticipated revenues on a timeline that supports the Telesat Lightspeed constellation’s commercial viability. Moreover, certain users, particularly governments, may have requirements, including security requirements, that Telesat is unable to meet, leading to lack of access to important markets.

Telesat’s business plan for the Telesat Lightspeed constellation is based on its own analysis of the total addressable market (“TAM”) for the constellation’s services. It is possible that Telesat’s analysis of the TAM for the Telesat Lightspeed constellation is inaccurate and the TAM could be materially smaller than Telesat’s analysis suggests. Even if Telesat’s analysis of the TAM for Telesat Lightspeed is accurate, those services may end up being provided by Telesat’s competitors, some of whom are larger, have greater access to capital and have deployed or will deploy their constellations before Telesat.

Although Telesat believes there is a significant market for the services it expects to provide with the Telesat Lightspeed constellation, it may not be able to attract enough customers to make the project successful and earn a sufficient return on investment or support its indebtedness, which could have a material adverse effect on its business prospects and financial condition.

Telesat faces robust competition to its Telesat Lightspeed constellation, and/or the pursuit of a LEO constellation may negatively impact Telesat’s existing business.

The Telesat Lightspeed constellation will compete with NGSO satellite projects announced and/or in operation by other companies, including Eutelsat Group/OneWeb, SpaceX, SES/O3b, Amazon, Blue Origin’s TeraWave, as well as country and region-sponsored projects, including in China, Russia and Europe. Some of these potential competitors to Telesat’s system have greater access to capital than Telesat has and/or are at a more advanced stage of development. For example, China and Russia have access to larger amounts of capital and have government-owned satellite manufacturing and launch facilities at their disposal. SpaceX and Amazon are much larger than Telesat, have more diverse sources of revenue, and substantially greater financial resources than Telesat. SpaceX has also already deployed, and Amazon is in the process of deploying significantly greater numbers of satellites, and at lower orbits, than will be deployed in the Telesat LightSpeed constellation. The deployment of a greater number of satellites and at lower orbits may provide Telesat’s competitors with advantages, including being able to implement smaller and cheaper antennas than may be required by Telesat Lightspeed.

The Eutelsat Group/OneWeb and SpaceX constellations have already commenced operations, which may make it more difficult for Telesat to attract customers for its constellation once it is deployed. SpaceX in particular has made meaningful inroads in the commercial aero and maritime markets. Further, to the extent any of the other constellations make use of Ka-band spectrum, as SpaceX, Amazon and Eutelsat Group/OneWeb do, it may limit Telesat’s access to sufficient Ka-band spectrum to operate the Lightspeed constellation efficiently and profitably. See “Risks Relating to Regulatory Matters.” Telesat also competes with Eutelsat Group/OneWeb, SpaceX, Amazon and other developers of NGSO satellite projects for human capital, and Telesat may fail to recruit and retain a workforce capable of developing and deploying the Telesat Lightspeed constellation, which may cause Telesat to fail to successfully commercialize the constellation.

Some of Telesat’s competitors have greater access to launch capabilities than Telesat. SpaceX has its own in-house launch capability and Blue Origin, a company owned by Amazon’s Executive Chair and largest shareholder, Jeff Bezos, is significantly advanced in its development of launch vehicles. Each of Amazon’s and SpaceX’s greater access to launch vehicles for its own satellites may give it an advantage over Telesat since Telesat does not have in-house capability to launch its own satellites. In addition, SpaceX and Amazon manufacture their own satellites and user terminals, which may provide them with advantages over us since we are reliant on third parties for the supply of our Telesat Lightspeed satellites and user terminals.

If successfully implemented, the Telesat Lightspeed constellation may decrease demand for Telesat’s other satellite services. See “— Changes in technology could have a material adverse effect on Telesat’s results of operations, business prospects and financial condition.”

Risks Relating to Regulatory Matters

Telesat operates in a highly regulated industry and is required to comply with multiple, potentially conflicting, laws and regulations and obtain numerous governmental authorizations and approvals. If Telesat becomes subject to onerous regulations, or if it fails to obtain or maintain particular authorizations on acceptable terms, such regulatory obligations and/or such failure could delay or prevent it from offering some or all of its services and adversely affect its results of operations, business prospects and financial condition.

Authorizations required to operate satellites

Telesat operates satellites with frequency rights authorized by Canada, the U.S., Brazil, the U.K. and Tonga. The frequency rights are underpinned by ITU filings, technical documents that the operator, via the administration, submits to and maintains at the ITU. Canada, the U.S. and Brazil also issue associated licenses or grants with conditions as discussed below. In addition, most countries regulate transmission of signals to and from their territory, and Telesat is required to obtain and maintain authorizations to carry on business in the countries in which it operates. In particular, Telesat requires authorization (sometimes referred to as “landing rights” or as “market access”) for the space segment portion of its services in some countries around the world, while in other countries there is no formal authorization requirement (often referred to as “Open Skies”). Therefore, Telesat is subject to regulation by government authorities in Canada, the U.S. and Brazil, as well as by other governmental authorities in certain other countries in which it operates. The applicable domestic regulations may depend on whether the frequencies are reserved for commercial or military/government use. Telesat Lightspeed satellites carry frequencies in the “Commercial-Ka” and in the “Mil-Ka.” What is referred to as “Mil-Ka” (sometimes referred to as “Government-Ka”) are frequency bands immediately adjacent to what is referred to as “Commercial-Ka.” At the international (ITU) level the Mil-Ka and Commercial-Ka bands (for which there are no formal definitions) are similarly allocated to satellite services; however, at the domestic level, some administrations have limited the Mil-Ka bands to government/military use only (for example, Mil-Ka is a harmonized NATO band for defense/governmental purposes). As a result, for these administrations to access the Mil-Ka frequencies additional approvals would be required, but the exact process and nature of those approvals are not well established because of the limited use of these frequencies by commercial operators in the past.

In terms of licensing by Canada, the ITU filings for the Mil-Ka would belong to ISED Canada and Telesat would need an agreement with ISED Canada, to access these filings. If these agreements cannot be reached, Telesat Lightspeed’s operations may be adversely affected.

In Canada, operations are subject to regulation and licensing by Innovation, Science and Economic Development Canada (“ISED”) pursuant to the Radiocommunication Act (Canada), and by the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the Telecommunications Act (Canada). Certain of Telesat’s satellites operate under spectrum authorizations issued by ISED, including the GEO Anik satellites F1R, F2, F3 and G1, the GEO Nimiq satellites 2, 4, 5 and 6, and the NGSO Telesat Lightspeed constellation. ISED also has the authority to establish policies and standards upon which Telesat’s satellites depend. The Minister of ISED has broad discretion in exercising this authority to issue licenses, establish and amend conditions of licenses, and to suspend or even revoke them. The CRTC implements the broadcasting policy for Canada and can direct the allocation of satellite capacity to particular broadcasting undertakings. Telesat is required to pay “universal service” charges in Canada and has certain research and development and public benefits obligations that do not apply to other satellite operators with which it competes. These obligations could change at any time. With respect to landing rights, ISED maintains a list of foreign satellites approved to provide Fixed Satellite Service (“FSS”) in Canada. Telesat’s Telstar 11N, Telstar 12 VANTAGE, Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE satellites are currently authorized to serve the Canadian market in accordance with these procedures.

Telesat was granted a spectrum authorization on December 6, 2024, for Commercial-Ka bands. Telesat is also seeking access to the Mil-Ka frequencies, which are not included in that authorization. Telesat’s current deployment plan would meet the milestone obligations of the existing and any new authorization; however, there is no assurance this will be the case.

In the U.S., the Federal Communications Commission (“FCC”) regulates the provision of satellite services to, from or within the U.S. Certain of Telesat’s satellites are owned and operated through a U.S. subsidiary and are licensed by the FCC. This includes Telstar 11N and Telstar 12 VANTAGE. With respect to landing rights, operators can apply to have their satellites either placed on the FCC’s Permitted Space Station List (for certain frequencies) or be granted a declaratory ruling (for other frequencies). Telesat’s, Anik F1R, Anik F2, Anik F3, Anik F4, Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE satellites are currently authorized to serve the U.S. market in accordance with these procedures, and some of the frequencies on Telstar 18 VANTAGE have access to the U.S. market through an earth station authorization.

With respect to the Commercial-Ka frequencies used by the Telesat Lightspeed constellation, Telesat was granted U.S. market access on November 3, 2017. If Telesat seeks access to Mil-Ka frequencies, which are not included in that grant, additional U.S. government approvals would be required, but the exact nature and number of those approvals are not well established because there has been limited use of these frequencies by commercial operators in the past. The parameters of Telesat’s current Ka-band Telesat Lightspeed constellation design differ from the parameters of the market access grant from the U.S., which grant was for 117 satellites, and the market access grant from the U.S. is subject to post-grant conditions, including a requirement for providing an updated showing on orbital debris mitigation based on final system design. Telesat has applied in the FCC’s second processing round for Ka-band systems, to modify its U.S. market access grant to match the parameters of the Telesat Lightspeed constellation design at the time, including an increase in the number of authorized satellites, and has subsequently filed for further amendments. In general, satellites authorized in a later processing round must protect satellites authorized in a previous processing round from interference. There is no assurance that Telesat’s application will be approved or, if approved, that it will not have conditions that preclude Telesat from being able to deliver an acceptable level of service in the U.S. There is also no assurance that the updated showing on orbital debris mitigation for the current design will be approved.

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

In Brazil, the national telecommunications agency, ANATEL, regulates the granting of landing rights (referred to as “exploitation rights”) to the operation of Brazilian and foreign satellites and their use to transport telecommunication signals. Two of Telesat’s satellites (Telstar 14R/Estrela do Sul 2 and Telstar 19 VANTAGE) are operated through a Brazilian subsidiary and are regulated by ANATEL pursuant to Concession Agreements. With respect to market access, ANATEL has also accredited the provision of service by foreign operators. Telesat’s Telstar 12 VANTAGE satellite, Anik G1 satellite and the Telesat Lightspeed constellation, are currently authorized to serve the Brazil market in accordance with these procedures.

The parameters and in-service date of Telesat’s current Ka-band Telesat Lightspeed constellation design differ from the parameters of the previous authorization from ANATEL. Telesat has provided a technical update to ANATEL along with a request to extend the deadline for entry into operation of the Telesat Lightspeed constellation. ANATEL assigned new exploitation rights for Telesat Lightspeed on June 17, 2024. There is no assurance Telesat will meet the maximum period for Telesat Lightspeed to enter into operation.

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

Coordination with other GSO networks/NGSO systems

While some regulators impose successful coordination with domestic operators as a condition for market access by foreign satellite operators, other jurisdictions such as, for example, the U.S. and Brazil, have adopted different approaches. In addition, with respect to the Mil-Ka frequencies additional approvals would be required, but the exact process and nature of those approvals are not well established because of the limited use of these frequencies by commercial operators in the past.

A ruling by Brazil effective November 1, 2021 gives domestic, or “national priority” status to foreign satellite operators based on date of receipt of a landing rights request. In relation to Telesat Lightspeed, Telesat will need to operate on a non-interference/non-protection basis with respect to NGSO networks with earlier applications for landing rights, which may lead to some restrictions on operations. Telesat will also be required to coordinate with GSO operators that have sought landing rights in Brazil at an earlier date than Telesat did in order to use part of the spectrum Telesat Lightspeed is capable of operating in. This could lead to some restrictions in the available capacity.

The U.S. rules, which are agnostic to domestic versus foreign, require systems authorized in subsequent processing rounds to protect systems authorized in previous processing rounds. The FCC adopted specific degraded throughput methodology criteria that NGSO FSS systems licensed in a later processing round must include in compatibility analyses, in absence of a coordination agreement, to demonstrate that they can operate compatibly with and protect NGSO FSS systems authorized in earlier processing rounds that came into force on January 12, 2025 (with certain provisions delayed until July 31, 2025). There is no guarantee that Telesat will be able to demonstrate compliance with these criteria, or that other operators, when applying these criteria, will not cause interference to Telesat.

It is possible that some jurisdictions may adopt the U.S. or the Brazilian approach, or some other alternative approach. In other jurisdictions, incomplete coordination with domestic GSO networks/NGSO systems may prevent access to some or all of the spectrum in which Telesat Lightspeed is capable of operating.

Potential impacts of failure to obtain or maintain authorizations and approvals

In addition to the authorization for the space segment required in some countries, authorizations/licenses are typically needed also for service provision and/or the ground segment portion of the services, in order for services to be provided to customers and user terminals/gateways to operate in a given frequency range. Furthermore, user terminals need type approval in some countries. Seeking authorization for Mil-Ka frequencies will require agreement with government agencies in countries where such frequencies are allocated for government use, but the exact process and nature of those agreements are not well established because of the limited use of these frequencies by commercial operators in the past. If Telesat and/or its partners fail to obtain or maintain specific authorizations on acceptable terms, such failure could delay or prevent it from offering some or all of its services and adversely affect results of operations, business prospects and financial condition. In particular, Telesat may not be able to obtain all the required regulatory authorizations for the construction, launch and operation of any of its future satellites, for the spectrum for these satellites and for its ground infrastructure, on acceptable terms or at all. Even if the necessary authorizations were obtained, they may impose significant operational restrictions, or not provide adequate protection from interference that could affect the use of the satellites, user terminals and gateways of the Telesat Lightspeed system. Countries or their respective regulatory authorities may adopt new laws, policies or regulations, or change their interpretation of existing laws, policies or regulations, that could cause Telesat’s existing authorizations to be changed or cancelled, require it to incur additional costs, impose or change existing pricing, or otherwise adversely affect operations or revenues. As a result, any currently held regulatory authorizations are subject to rescission and renewal and may not remain sufficient or additional authorizations may be necessary that it may not be able to obtain on a timely basis or on terms that are not unduly costly or burdensome. Further, because the regulatory schemes vary by country, Telesat may be subject to regulations in foreign countries of which it is not presently aware that it is not in compliance with, and, as a result, could be subject to sanctions by a foreign government.

Other potential regulatory impacts

Some of the spectrum utilized by the Telesat Lightspeed constellation is also allocated to other services, including terrestrial fixed and mobile services, or is limited, by domestic allocation, to government use. In a number of countries, regulators are considering and may adopt new spectrum allocations for terrestrial mobile broadband and 5G, including in bands that are currently allocated to satellite services. While some jurisdictions have established rules for sharing the spectrum, many jurisdictions have yet to address this issue. New spectrum allocations may require satellite operators to vacate or share spectrum and may limit the spectrum that is available for satellite services, which could adversely impact Telesat’s business.

There are certain risks that have been raised in connection with the deployment of LEO constellations, including ensuring equitable access to orbit and associated spectrum resources, the potential for increased orbital debris following impact with other small and large orbiting objects, “light pollution” associated with light reflecting off satellites in the night sky, the potential of increased risks to cause human casualty following uncontrolled satellite re-entry into the atmosphere, the potential of causing irreversible damage to the earth atmosphere (including its ozone layer) following the demise of large quantities of metals and other materials that LEO satellites are usually composed of and potential regulatory measures for protecting certain Radio-Astronomy sites worldwide that carry out observations in spectrum used by the Telesat Lightspeed satellites. In a number of countries and regions, regulators are considering and may adopt regulations to ensure the sustainable use of orbit and spectrum resources by satellites. Certain of these guidelines, laws and regulations address risks related to generating orbital debris, among other topics. Because of the altitude of the orbits used by Telesat Lightspeed, a failed Telesat Lightspeed satellite will take longer to de-orbit and re-enter the Earth’s atmosphere through natural atmospheric drag, than those of our competitors who have deployed, or will be deploying, their satellites in lower altitude orbits. The increased de-orbit time of the Telesat Lightspeed satellites could make it harder to comply with any new orbital debris regulations that may be developed at national, regional or international levels. To the extent that governments impose restrictions or additional regulations to address any of these concerns regarding LEO constellations, these may adversely impact Telesat’s ability to successfully deploy the Telesat Lightspeed constellation.

Based on the designed concept of operations, the satellites composing the Telesat Lightspeed system will be launched into a low LEO orbit (at an altitude of around 400 km) to be tested before being raised to their operational orbit (at an altitude of around 1,300 km). Similarly, at the end of their mission, the same satellites will be actively de-orbited from their operational orbit to a low LEO orbit (again, at an altitude of around 400 km), before being passivated and let re-enter the Earth’s atmosphere for demise. The planned orbit raising and orbit descent phases are designed to last around six months each. During those phases, the Telesat Lightspeed satellites will cross the orbits of many other satellites and Telesat will make all reasonable efforts to avoid colliding with them. The absence of internationally-agreed procedures and/or “rules of the road” determining which satellite needs to maneuver to avoid possible collisions, public repositories of owners/operators’ contact details, and the absence of certain satellites from public repositories listing space objects, means that Telesat cannot guarantee that the Telesat Lightspeed satellites will not collide with any space object operated by a third-party. A collision involving a Telesat Lightspeed satellite could adversely impact Telesat’s business.

Certain countries condition market access on an operator’s ability to satisfy those countries’ “lawful intercept” laws (lawful interception is a security process that allows law enforcement agencies to electronically monitor communications through telephone networks or telecommunications facilities with court orders or other legal authorization and requires a network operator/service provider to collect and provide the law enforcement agencies with the intercepted communications of private individuals or organizations). The specifics of lawful intercept laws, and hence the requirements on a network operator/service provider to comply, vary country by country and can involve discussions/negotiations with the relevant authorities. Satisfying lawful intercept requirements can impose costs, delays and network performance impacts. Recently, some countries that currently do not impose such requirements on satellite telecommunications have started to consider imposing them. An increase in the number of countries imposing these requirements could increase the adverse impacts from them on the Telesat Lightspeed system.

Rapidly evolving regulatory environment

In addition to the foregoing, NGSO systems entering the market have triggered increased regulatory activity, including a draft EU Space Act. Existing regulations are changing quickly and new, sometimes stricter regulations, especially for NGSO systems, are being considered. There is a risk that new or revised rules could be adopted that could have a material, adverse impact on the Telesat Lightspeed constellation.

Telesat’s operations may be limited or precluded by ITU rules or processes, including deployment milestones and timelines, and/or by the requirement to coordinate its operations with those of other satellite operators, and/or by the requirement to meet power limits to protect GEO.

ITU requirements and interaction with other operators’ filings

The ITU, a United Nations specialized agency, regulates the global registration of radio frequency assignments. Only member states can apply for radio frequency assignments. Consequently, Telesat must rely on a member state to secure frequency assignments, and then obtain a licence to those frequency assignments from that member state.

Access to the radio frequency spectrum is governed by the ITU Radio Regulations (“RR”), established in accordance with an international treaty. The ITU RR are periodically reviewed and revised at World Radiocommunication Conferences, which take place typically every four years. Services other than satellites services also use the radio frequency spectrum, which can limit the availability of radio frequency spectrum for satellite services. For example, terrestrial operators are increasingly seeking additional radio frequency assignments, including frequencies currently designated for exclusive or shared use by satellite systems, to support the increasing demand for terrestrial services. As a result, Telesat cannot guarantee that the ITU rules will not change in the future in a way that could limit or preclude Telesat’s use of spectrum.

The ITU RR define the coordination, notification and recording procedures to obtain rights to use frequencies, with the aim to secure entry of the frequencies in the Master International Frequency Register (“MIFR”), including those frequencies used by Telesat’s GEO satellites and the Telesat Lightspeed NGSO system.

In most of the frequency bands used or intended to be used by Telesat, a “first-come, first-served” procedure applies among GEO networks, among NGSO systems, or between GEO networks and NGSO systems, whereby earlier-registered networks or systems are protected from interference due to later-registered networks or systems. To comply with the ITU rules, Telesat must coordinate its networks and systems with ITU priority networks and systems. Coordination may also be required with networks or systems that do not have ITU priority but have been identified by an administration where market access is being sought. The coordination process requires potentially lengthy and costly negotiations, and in the case of the Mil-Ka frequency bands, additional approvals would be required, but the exact process and nature of those approvals are not well established because of the limited use of these frequencies by commercial operators in the past. The failure to reach appropriate arrangements may render it impossible to secure entry of the frequencies into the MIFR, result in substantial restrictions on the use and operations of our existing satellites, or limit market access opportunities.

In addition, while the approach and technical conditions for sharing spectrum among GEO networks is well established, the process for large NGSO systems that provide broadband services is still being developed. Because the coordination of NGSO systems is both technically complex and still under development, uncertainties exist about spectrum sharing, which may limit Telesat’s ability to operate and hence monetize its Telesat Lightspeed constellation. Consequently, Telesat’s ability to use shared spectrum for its Telesat Lightspeed constellation may be adversely impacted by new rules, the implementation of existing rules, or the absence of rules for spectrum sharing.

In the event there is no coordination agreement, the ITU rules permit networks and systems to operate on a “non-interference, no-protection” basis, however if interference is experienced, the lower priority network or system must cease transmission (if it is causing interference) or accept the interference (if it is receiving the interference). Among GEO networks there exists at the ITU an agreed methodology to calculate the maximum allowed interference; however, when an NGSO system is involved, so far there is no agreed methodology to determine how much interference a lower priority system can cause and still qualify as operating on a “non-interference” basis. Thus, it is not yet known either how much interference higher priority systems will be subject to from lower priority systems operating on a non-interference basis nor how large an operating impediment it will be for lower priority systems to operate on a non-interference basis. In addition, while the ITU RR may require later-in-time systems to coordinate their operations with Telesat, it cannot guarantee that other operators will conduct their operations so as to avoid transmitting any signals that would cause harmful interference to the signals that Telesat, or its customers, transmit. In the extreme, this interference could require Telesat to take steps that could have a material adverse effect on results of operations, business prospects and financial condition.

In some cases, NGSO must protect GEO regardless of the timing of the applications by not exceeding maximum power levels. Telesat Lightspeed can meet those power levels based on the current approach by the ITU to examine compliance; however, the approach to examine compliance may be updated following the results of technical studies commissioned by the 2023 World Radiocommunication Conference and to be completed in 2027. If certain proposed methods of testing compliance are adopted, Telesat Lightspeed could be obliged to reduce power levels, and, depending on the degree of required power reduction, the system capacity could be impacted.

Finally, in the event disputes arise, the ITU RR do not contain mandatory dispute resolution or enforcement regulations and neither the ITU specifically, nor international law generally, provides clear remedies if the ITU coordination process fails. Failure to coordinate its satellites’ frequencies successfully or to obtain or maintain other required regulatory approvals could have an adverse effect on results of operations, business prospects and financial condition, as well as on the value of the business.

ITU deployment milestones and timelines

In accordance with the ITU RR, governments have rights to use radio frequency assignments at certain GEO orbital locations and in NGSO orbits. Governments have, in turn, authorized operators, including Telesat, to use these radio frequency assignments. Under the ITU RR, frequencies must be brought-into-use (“BIU”) within a fixed period of time. Once brought into use, the ITU rules require that there not be a period longer than three years without a satellite on-station that is capable of operating under the orbital parameters of a filing. Telesat has been granted regulatory authorizations for certain spectrum at GEO locations or in NGSO orbits that is not currently implemented or in which the full complement of satellites has not yet been deployed.

Under the ITU RR satellite deployment milestones apply for ITU NGSO systems. In general, there are milestone deadlines by which 10%, 50% and 100% of the satellites in the ITU filing must be deployed. In the case of the 10% and 50% milestones, if a deadline is missed it is still possible to take advantage of a deployment factor: if, at the 10% deadline, there are fewer than 10% of the total number of satellites in the ITU filing deployed, the modified total number of satellites shall not be greater than 10 times the number of satellites deployed; and if, at the 50% deadline, there are fewer than 50% of the total number of satellites in the ITU filing deployed, the modified total number of satellites shall not be greater than two times the number of satellites deployed. At the 100% milestone deadline, the number of satellites already deployed is the total number allowed for the ITU NGSO system.

If Telesat is unable to implement frequencies at GEO locations or in NGSO orbits in a manner that satisfies the ITU RR and national regulatory requirements, or if the ITU or national regulatory requirements were to change, or if it is unable to maintain satellites or make use of all of the frequencies for which it has been authorized, Telesat may lose its rights to use these orbital resources and they would become available for other satellite operators to use. The loss of one or more of its orbital resources could negatively affect its plans and ability to implement its business strategy.

If Telesat does not obtain required security clearances from, and comply with any agreements entered into with, the U.S. DoD, or if Telesat does not comply with U.S. law, Telesat may not be able to sell Telesat Lightspeed services to the U.S. government.

To participate in classified U.S. government programs, Telesat may seek and obtain security clearances for one or more of its subsidiaries from the U.S. Department of Defense (“DoD”). Given Telesat is not domiciled in the U.S., Telesat has entered into agreements with the U.S. government that may limit its ability to control the operations of this subsidiary, as required under the national security laws and regulations of the U.S. If Telesat does not obtain and maintain these security arrangements, Telesat’s ability to sell Telesat Lightspeed services to the U.S. government will be limited. As a result, Telesat’s business could be materially and adversely affected.

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

Intellectual property rights do not necessarily address all potential threats to our ability to compete.

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

Telesat may issue additional equity, which may be highly dilutive, may include terms with preferences that could adversely affect the rights of the shareholders of Telesat and/or may cause the market price of Telesat Public Shares to decline.

Telesat may raise additional equity capital to fund Telesat Lightspeed, including through the issuance of Telesat Corporation Shares or other equity interests of Telesat or any one or more of its subsidiaries. Telesat may also issue additional equity in order to refinance its existing debt. Any such future issuance by Telesat and/or its subsidiaries could result in potential substantial ownership dilution to the shareholders of Telesat, which is not reflected in the beneficial ownership calculations presented in this Annual Report. In addition, newly issued securities may include liquidation or other preferences that could adversely affect the rights of the shareholders of Telesat and/or holders of Telesat Partnership Units. Furthermore, the future issuance of additional securities, whether equity or debt, by Telesat and/or its subsidiaries, or the perception that these issuances may occur, may cause the market price of the Telesat Public Shares to decline. This could also impair the ability of Telesat and/or its subsidiaries to raise additional capital through the sale of securities.

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

There is no assurance that Telesat will pay any cash dividends or that investors will realize gains on Telesat Public Shares.

Any determination to pay dividends in the future will be at the discretion of Telesat’s board of directors, as described in Exhibit 2.6 under “Dividend Entitlements,” and will depend upon results of operations, financial condition, contractual restrictions, including agreements governing its debt and equity financing and any future indebtedness it may incur, restrictions imposed by applicable law and other factors Telesat’s board of directors deems relevant. The current expectation is that in the near term Telesat will not pay dividends but will retain its cash on hand for the purpose of funding the Telesat Lightspeed constellation, funding other capital investments and/or paying down debt. Realization of a gain on the Telesat Public Shares will depend on the appreciation of the price of Telesat Public Shares, which may never occur. See “Dividend Policy.”

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

Telesat may have been a passive foreign investment company (a “PFIC”) for 2021, 2022, 2023, 2024, and 2025 and could be classified as a PFIC in 2026 and subsequent taxable years, potentially resulting in adverse U.S. tax consequences to its U.S. shareholders.

Generally, if for any taxable year 75% or more of a foreign corporation’s gross income is passive income, or at least 50% of the average percentage of assets held by such foreign corporation are held for the production of, or produce, passive income, the foreign corporation is classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Under the complex PFIC look-through rules, for purposes of determining whether a foreign corporation should be classified as a PFIC, such foreign corporation will generally be treated as if it owns a proportionate share of the assets of, and earns a proportionate share of the income earned by, any subsidiary corporation if the foreign corporation owns at least 25% (by value) of the stock of any such subsidiary corporation. Furthermore, similar look-through rules apply to partnerships in which a foreign corporation owns at least a 25% interest. During 2021 after the Transaction and during a portion of 2022, Telesat owned only approximately 24% of the Telesat Partnership Units. Telesat’s ownership interest in Telesat Partnership increased during 2022 and has further increased each year thereafter. As of December 31, 2022, December 31, 2023, December 31, 2024, and December 31, 2025, Telesat’s ownership interest in Telesat Partnership was 25.7%, 27.2%, 28%, and 29.1%, respectively. While not free from doubt, Telesat believes that, by virtue of additional value associated with its interest as general partner of Telesat Partnership, Telesat owned at least 25% of the total value of Telesat Partnership (and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership) during 2021 and 2022. In addition, Telesat owned more than 25% of the total value of Telesat Partnership (and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership) during 2023, 2024 and 2025. Based on the foregoing, Telesat believes it was not a PFIC for any of its 2021-2025 taxable years, taking into account the income and assets of the wholly owned corporate subsidiaries of Telesat Partnership. Telesat can provide no guarantee that the IRS will not successfully challenge this position upon any audit of a U.S. holder.

The determination as to whether Telesat should be classified as a PFIC for 2026 and years thereafter will be a factual determination that must be made annually at the close of each taxable year and will be based upon the composition of Telesat’s income and assets (including certain entities in which Telesat holds at least a 25% interest), which may be subject to change. As a result, it is not possible to determine whether Telesat will be characterized as a PFIC for 2026 or any other future year until after the close of such future year. While Telesat intends to manage its business so as to avoid PFIC status to the extent possible and consistent with its other business goals, Telesat cannot predict whether its business plans will allow it to avoid PFIC status. In addition, because the market price of the Telesat Public Shares has fluctuated and is likely to fluctuate in the future, and because that market price may affect the determination of whether Telesat is a PFIC, there can be no guarantee that Telesat will not be a PFIC for any taxable year.

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

On October 31, 2007, PSP Investments and Loral acquired 100% of the stock of Telesat Canada from BCE Inc., Canada’s largest communications company (the “Skynet Transaction”). Following the Skynet Transaction, the Loral Skynet and Telesat Canada businesses and assets were combined.

On November 18, 2021 and November 19, 2021, Telesat Corporation, a corporation incorporated under the laws of the Province of British Columbia, Canada on October 21, 2020, along with the other parties to the Transaction Agreement consummated the Transaction. See “Related Party Transactions — The Transaction”. Telesat Corporation is the general partner of Telesat Partnership LP, which was formed under the Limited Partnership Act (Ontario) on November 12, 2020. Telesat Corporation directly or indirectly own 100% of all of its operating subsidiaries.

The Transaction was effected in accordance with the Transaction Agreement through a series of transactions, including: (i) on November 18, 2021, Red Isle contributing 272,827 Telesat Canada Non-Voting Participating Preferred Shares to Telesat in exchange for Class C Fully Voting Shares of Telesat and the balance of its equity interest in Telesat Canada to Telesat Partnership in exchange for Class C Units of Telesat Partnership; (ii) on November 18, 2021 and pursuant to stockholder contribution agreements, the contribution by current and former members of management of Telesat Canada of their Telesat Canada Non-Voting Participating Preferred Shares to Telesat in exchange for newly issued Class A Common Shares of Telesat if such contributing shareholder is Canadian (as such term is defined in the Investment Canada Act) or newly issued Class B Variable Voting Shares of Telesat if such contributing shareholder is not Canadian (as such term is defined in the Investment Canada Act); (iii) on November 18, 2021 and pursuant to the director contribution agreement, the contribution by John Cashman and Clare Copeland of their Telesat Canada Director Voting Preferred Shares to Telesat Partnership in exchange for interests in Telesat Partnership, which were subsequently redeemed by Telesat Partnership for cash on November 19, 2021; (iv) on November 18, 2021 and pursuant to option holder exchange agreements, the exchange of options, tandem stock appreciation rights and restricted stock units in respect of Telesat Canada for corresponding instruments in Telesat with the same vesting terms and conditions; and (v) on November 19, 2021, the merger of Merger Sub with and into Loral, with Loral surviving the Merger as a wholly owned subsidiary of Telesat Partnership and the other Loral stockholders receiving shares of Telesat or units of Telesat Partnership as described below.

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

In addition, on November 18, 2021, Telesat entered into the trust agreement and trust voting agreement with Telesat Partnership, TSX Trust Company as the trustee of Telesat Corporation Trust and, in the case of the trust agreement, the settlor of the trust, effectuating the voting trust relating to the voting rights of units of Telesat Partnership.

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

In March 2022, Telesat established Telesat Government Solutions (TGS), a wholly-owned subsidiary of Telesat Canada. TGS has been approved by the U.S. Government Defense Counterintelligence and Security Agency as a Foreign Ownership, Control, or Influence-mitigated entity and operates under a Special Security Agreement with the U.S. Government.

In September 2025, Telesat Canada distributed 62% of the equity of its Telesat Lightspeed business to an indirect subsidiary of Telesat Corporation. The indirect subsidiary is wholly-owned by Telesat Canada’s parent entities and is a Non-Guarantor under Telesat Canada’s debt documents.

Our fiscal year ends on December 31 of each calendar year.

Our agent for service of process in the United States is Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

The registered office of Telesat Corporation is located at 200 Burrard St. #1200, Vancouver, BC V7X 1T2 and our head office is located at 160 Elgin Street, Ottawa, Ontario, Canada K2P 2P7. The head office of Telesat Partnership is located at 160 Elgin Street, Ottawa, Ontario, Canada K2P 2P7. Our telephone number at our head and registered office is (613) 748-8700. Our website address is https://www.telesat.com. Information contained on, or accessible through, our website is not part of this Annual Report and the inclusion of our website address in this Annual Report is an inactive textual reference.

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

Business Overview

Telesat is a leading global satellite operator, providing its customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the requirements of sophisticated satellite users throughout the world. Throughout our lengthy operating history, we have demonstrated a deep commitment to customer service and led the way on many of the industry’s most ground-breaking innovations.

After decades of developing and successfully operating our GEO satellite services business, we are building what we believe will be one of the world’s most advanced constellations of LEO satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a state-of-the-art network designed to provide global broadband connectivity to enterprise and government customers. Telesat Lightspeed has the potential to dramatically increase the Company’s addressable market and significantly expand its growth potential.

Industry Overview and Trends

We compete in the market for the provision of voice, data, video and internet connectivity services worldwide. Services of this type are provided using various technologies, including satellite networks. We provide communications links between fixed points on the earth’s surface, referred to as point-to-point services, and from one point to multiple points, referred to as point-to-multipoint services. We also provide services to mobile platforms, such as ships and airplanes. Over the last several decades, deregulation and privatization have significantly reshaped the satellite sector. In addition, the sector has undergone consolidation, with regional, national and global operators being acquired by larger companies or seeking to partner with other providers. There have also been many new, smaller entrants, including many governmental operators, launching national or regional satellite programs. More recently, non-geostationary satellite systems have been announced and are in various stages of development, deployment and operation.

Satellite Systems

A generic satellite system consists of a space segment and an earth segment. The “space segment” is comprised of the satellites and the Telemetry, Tracking and Control (“TT&C”) systems and facilities used to control and monitor the satellites. The “earth segment” is made up of all of the communication earth stations and other devices that access operational satellites. A satellite has two primary subsystems: the communications payload and the spacecraft bus. In its simplest form, the communications payload consists of components that receive the signals from earth and process them for transmission back to earth or to another satellite via an intersatellite link. The spacecraft bus is essentially comprised of all of the non-communications equipment, including the electrical and TT&C subsystems, the propulsion and thermal subsystems and the spacecraft structure itself.

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

The non-geostationary orbit, or NGSO, includes satellites operating in LEO, with an altitude typically between 200 and 870 miles (325 to 1,400 kilometers) and satellites operating in Medium Earth Orbit, or MEO, that is between the LEO and GEO orbits. Unlike geosynchronous satellites that operate in a fixed orbital location above the equator, LEO and MEO satellites travel around the earth at high velocities requiring antennas on the ground to track their movement. LEO satellite systems offer a number of advantages over GEO satellites to meet growing requirements for broadband services, both consumer and enterprise, by providing increased data speeds and capacity, global coverage, and latency on par with or, in some circumstances, better than terrestrial services.

Our Competitive Strengths

Telesat continues to be at the forefront of the satellite services industry, leading with outstanding customer service and a culture of engineering excellence and technological innovation. We are leveraging this experience as we build our Telesat Lightspeed constellation with the aim of creating a transformative and industry-leading fiber-like broadband network from space for commercial and government users globally. Today, we have a leading GEO business with satellites occupying attractive orbital locations delivering services to hundreds of customers worldwide. The average expected remaining commercial life of our satellite fleet is approximately four years. Additionally, we currently have a fleet utilization rate of 59%.

The following competitive strengths characterize our business today and provide a strong foundation for Telesat Lightspeed:

Leading Global Satellite Operator with Over 55 Years of Heritage and a Blue Chip Customer Base

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

Commercial Success and Industry-Leading Engineering Expertise Driving Continuous Innovation and Advancement

We have a long-standing track-record of innovation, “firsts,” and commercial success in the global satellite industry, guided by one of the most experienced management teams in the industry. Our deep technical expertise and commercial focus has enabled us to pioneer many of the industry’s most ground breaking innovations and commercial successes, including:

1962 Telstar 1, built by Telesat’s predecessors at AT&T and Bell Laboratories, successfully delivered the first live intercontinental satellite TV transmission between Europe and the United States;

1972 Telesat launched Anik A1, the world’s first commercial domestic communications satellite in geostationary orbit;

1978 Telesat launched the first commercial Ku-band satellite on which was offered the first DTH television service, laying the groundwork for the global DTH industry;

1981 Telesat co-located two satellites in a single orbital slot for the first time, now a widely-used industry practice;

1996 Telesat was the first to provide internet access to Internet Service Providers (“ISPs”) over satellite;

2004 Telesat launched Anik F2, the first satellite to successfully commercialize DTH consumer Ka-band broadband services;

2009 Telesat launched Telstar 11N, the first satellite to provide Ku-band coverage of the Atlantic Ocean from the Arctic Circle to the Equator;

2013 Telesat launched Anik G1, the first commercial satellite with substantial X-band coverage of the Pacific Ocean, including Hawaii, to serve government users;

2015 Telesat launched Telstar 12 VANTAGE, the first satellite combining high-throughput satellite (“HTS”) spot beams and conventional broad beams, giving customers the ability to maximize throughput, lower cost per bit and meet growing demand for bandwidth intensive applications;

2018 Telesat launched its Phase 1 LEO satellite (“LEO 1”), the start of Telesat Lightspeed, leveraging Telesat’s innovative, patented design, and provided the first high-speed broadband connectivity from LEO;

2019 Telesat conducted the world’s first 5G backhaul demonstration over LEO satellite in partnership with Vodafone and the University of Surrey;

2020 Telesat and the GoC finalized $600 million agreement to bridge Canada’s digital divide with Telesat’s Low Earth Orbit satellite constellation;

2023 Telesat successfully launched another Phase 1 LEO satellite (“LEO 3”) that is currently being used for innovative demonstration purposes;

2023 Telesat contracts MDA Ltd. as prime satellite manufacturer for its advanced Telesat Lightspeed LEO constellation;

2024 Telesat secured funding from the Canadian federal and Quebec provincial governments in the combined amount of approximately US$2 billion. This funding, combined with Telesat’s own approximately US$1.6 billion equity contribution, as well as certain vendor financing, provides the Telesat Lightspeed program with sufficient funds to launch global service;

2024 Telesat, in collaboration with the European Space Agency (ESA), reported a groundbreaking milestone in telecommunications technology by successfully establishing the world’s first 3GPP Non-Terrestrial Network (NTN) link over Low Earth Orbit (LEO) in the Ka-band between the ESTEC 5G Laboratory and the Telesat LEO 3 satellite;

2025 Telesat secures substantial multi-year contract with Viasat for Telesat Lightspeed services;

2025 Telesat entered a strategic partnership with the GoC and MDA Space to develop and deliver a multi-frequency, Arctic military satellite communications capability to the Canadian Armed Forces; and

2026 Telesat announced the addition of Mil-Ka frequences to its advanced Telesat Lightspeed network to meet the anticipated global demand for mission critical Mil-Ka capacity in LEO.

We believe our accumulated experience and expertise in the design, procurement, launch, operation and commercialization of satellites and satellite networks is unparalleled and will continue to drive our success into the future.

Positioned to Provide Global Broadband Connectivity with Telesat Lightspeed

We are positioned to provide global broadband internet connectivity to enterprise and government customers with Telesat Lightspeed, which we believe will be one of the world’s most advanced constellations of LEO satellites and integrated terrestrial infrastructure. Our Telesat Lightspeed architecture is designed to offer a powerful combination of capacity, speed, security, reach, flexibility, resiliency and affordability, with low latency that is on par with terrestrial networks. We have strong government participation, including an anchor contract with the GoC for $600 million over 10 years.

Portfolio of Strategic and Valuable Orbital Real Estate

Our GEO satellites occupy orbital locations that provide us with an advantageous position in the markets in which we operate. Access to these orbital locations, coupled with the high capital intensity of the satellite industry, creates barriers to entry in those markets. We are licensed by ISED to occupy a number of key orbital locations that are well-suited to serve the Americas and support our strong position in North America. Internationally, our satellites occupy advantageous orbital locations that enable broad pan-regional service with interconnectivity between regions, promoting both intra- and inter-regional services. We also have rights to additional spectrum, including at certain existing orbital locations.

We have decades of experience in obtaining and maintaining the licenses and approvals required to operate our existing global satellite and ground station network. We have secured a license from the GoC to launch and operate Telesat Lightspeed using ~4 GHz of Ka-band spectrum, for which Telesat has international spectrum rights in accordance with filings made through the International Telecommunication Union. Ka-band spectrum is particularly well suited for high performance global broadband networks because it allows wider bandwidth, high data and efficient frequency reuse for user-beam services, as well as the feeder-link beams required to connect the satellites to landing stations. As described in the “Regulation” section below, we have received a number of licenses and approvals for Telesat Lightspeed and are progressing in securing market access in additional countries.

Contracted Revenue Backlog and Disciplined Management Supports Strong Revenue Visibility

Because of the mission-critical nature of our services and long-term contractual agreements, we have significant revenue visibility. Our GEO contracted revenue backlog is $0.8 billion as at December 31, 2025. We have entered into customer agreements to provide service on Telesat Lightspeed that aggregate to $1.0 billion in cash inflows as at December 31, 2025. For the last three years, we have had, on average, approximately 80% of each year’s total revenue already under contract at the beginning of the year. 100% of our backlog is non-cancellable or cancellable on economically prohibitive terms, except in the event of a continued period of service interruption or, in the case of Telesat Lightspeed, a delay in service commencement.

We generate attractive operating margins. For the year ended December 31, 2025, we generated an Adjusted EBITDA of $220.8 million, representing an Adjusted EBITDA margin of 52.8%1 which has decreased in recent years but we expect it to rebound as Telesat Lightspeed enters commercial service.

Our Growth Strategy

We plan to grow our business and profitability by supporting our existing customers and services and by building and deploying Telesat Lightspeed. Telesat Lightspeed is a highly advanced, global, enterprise-grade, integrated satellite and terrestrial network optimized to capture the growing demand for broadband connectivity in certain key market verticals around the world. Core to our growth strategy is leveraging our longstanding customer relationships, our deep technical, operating and regulatory expertise and our culture of outstanding customer service and continuous innovation. The principal elements of our growth strategy are the following:

Capture the Explosive Demand for Global Broadband Connectivity with Telesat Lightspeed

Telesat Lightspeed has been designed to provide fast, affordable, reliable and secure broadband connectivity everywhere on Earth, giving Telesat and our customers a significant competitive advantage in the markets we serve. The network design is optimized to serve enterprise and government users that require fiber-like connectivity beyond the reach of high-capacity terrestrial networks. We believe our advanced constellation design, leading network capabilities and decades of deep commercial, technical, operational and regulatory experience put us in a strong position to capture the growing demand for affordable, high-capacity broadband connectivity around the world allowing us to grow our business.

____________

1        Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS Accounting Standards measures. For the definition and a reconciliation of Non-IFRS Accounting Standards measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-IFRS Accounting Standards Measures”.

Follow a Disciplined GEO Satellite Operating Strategy

We will continue to seek to maintain the utilization of our existing GEO satellite capacity, maintain our operating efficiency and, in a disciplined manner, use our cash flows to strengthen our business. We will continue to be disciplined in our satellite replacement and expansion program, seeking to secure high-quality, long-term customers to anchor any new or replacement geostationary satellites in advance of committing to the construction of such satellites, should such opportunities arise.

Opportunistically Engage in M&A Activity to Enhance our Competitive Position and Shareholder Value

The satellite industry has, historically, undergone periods of consolidation, both horizontal and vertical.

A number of satellite operators have publicly discussed the benefit of, and potential for, consolidation among satellite operators. Our competitor and global satellite operator, SES, has acquired another global satellite operator, Intelsat. Viasat has acquired Inmarsat, a leading provider of global mobile satellite communications services, and Eutelsat has acquired OneWeb. We will be alert to, and will evaluate, merger and acquisition opportunities in a thoughtful and disciplined manner as they arise with the aim of enhancing our competitive position and shareholder value.

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

Overview of Our GEO Satellite Business

Our GEO satellite fleet is comprised of 14 satellites and offers global coverage with a concentration over the Americas. We have a significant position in the North American satellite video distribution market. Our GEO satellite fleet and ground infrastructure provide a platform supporting (i) video distribution and DTH in North America with large telecommunications customers and significant contracted backlog, and (ii) connectivity satellite services for customers around the world for backhaul of telephone and internet traffic, corporate networks, maritime and aero broadband connectivity services, and video distribution and contribution.

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

We believe our global satellite fleet, access to desirable orbital locations and spectrum rights and strong relationships with our customers position us to maintain a leading position as a provider of GEO satellite services.

GEO Business Model

The majority of our revenue comes from service agreements. These cover the provision of satellite capacity, ground services and/or end-to-end managed services. In our service agreements, a customer commits to purchase a specific type of capacity or service. Typically, our service agreements are non-cancellable, except in the event of a continued period of service interruption.

Our sales efforts are organized by region. We sell our services worldwide primarily through a direct sales force located at our headquarters in Ottawa and in London, Singapore, Rio de Janeiro, Washington D.C.. Some of our sales representatives work remotely from different locations in North America or Europe.

Our GEO Services

We earn the majority of our revenues by providing satellite-based services to customers who use these services for their own communications requirements or to provide video and data service solutions to customers further down the distribution chain. We also earn revenue by providing ground-based transmit and receive services, selling equipment and installing, managing and maintaining satellite networks.

We currently derive revenues from the following services:

•        Broadcast:    Our broadcast services business provided approximately 47% of our revenues for the year ended December 31, 2025. Our broadcast customers include North American DTH providers Bell TV, Shaw Direct, DISH Network, and leading telecommunications and media firms. These services include:

•        DTH:    The two major DTH service providers in Canada (Bell TV and Shaw Direct) exclusively use Telesat satellites as a distribution platform for satellite-delivered television programming, audio and information channels directly to their customers’ homes. In addition, one of our satellites is used by DISH Network for DTH services in the U.S.

•        Video distribution and contribution:    Broadcasters, cable networks and DTH service providers use our satellites for the full-time transmission of television programming.

•        Enterprise:    Our enterprise services provided approximately 49% of our revenues for the year ended December 31, 2025. Our enterprise customers include Bell Canada, Hughes Network Systems, iForte, Marlink, Northwestel, Telespazio, Viasat and Vodafone. These services include:

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

•        Government services:    We are a significant provider of satellite services to the Canadian government and also provide services to the U.S. and other allied governments through government service integrators.

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

•        Consulting and other:    Our consulting and other category provided approximately 4% of our revenues for the year ended December 31, 2025. We operate satellites for third parties and provide technical consulting services.

The combination of our North American broadcast, enterprise and government services businesses, and our international business offers diversity in terms of both the customers, end markets and regions served as well as the services provided.

Our GEO Infrastructure

In-Orbit GEO Satellite Fleet

Our GEO satellite fleet is comprised of 14 satellites offering global coverage with a concentration over the Americas.

Owned in-orbit GEO satellites as of December 31, 2025

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life(1)	Model
Anik F1R	107.3° WL North America	Sep 2005	2020	2029(2)	E3000 (EADS Astrium)
Anik F2	111.1° WL Canada, Continental United States	Jul 2004	2019	2027(2)(5)	BSS702 (Boeing)
Anik F4	111.1° WL Canada	May 2004	2019	2026	A2100 (Lockheed Martin)
Anik F3	118.7° WL Canada, Continental United States	Apr 2007	2022	2030(2)	E3000 (EADS Astrium)
Anik G1	107.3° WL Canada South America	Apr 2013	2028	2039	SS/L 1300
Nimiq 2(3)	109.2° WL North America	Dec 2002	2015	2026(2)	A2100 AX (Lockheed Martin)
Nimiq 4	82° WL Canada	Sep 2008	2023	2027(6)	E3000 (EADS Astrium)
Nimiq 5	72.7° WL Canada, Continental United States	Sep 2009	2024	2036	SS/L 1300
Nimiq 6	91.1° WL Canada	May 2012	2027	2046	SS/L 1300

	Orbital Location Regions Covered	Launch Date	Manufacturer’s End-of-Service Life	End-of-Orbital Maneuver Life(1)	Model
Telstar 11N	37.55° WL North and Central America, Europe, Africa and the maritime Atlantic Ocean region	Feb 2009	2024	2027	SS/L 1300
Telstar 12 VANTAGE	15° WL Eastern United States, SE Canada, Europe, Russia, Middle East, South Africa, portions of South and Central America	Nov 2015	2030	2032	E3000 (Airbus)
Telstar 14R/Estrela do Sul 2	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean	May 2011	2026	2026	SS/L 1300
Telstar 18 VANTAGE(4)	138° EL India, South East Asia, Indonesia/Malaysia, China, Australia/New Zealand, North Pacific and Hawaii	Sep 2018	2033	2040	SS/L 1300
Telstar 19 VANTAGE	63° WL Brazil and portions of Latin America, North America, Atlantic Ocean, Caribbean	Jul 2018	2033	2037	SS/L 1300

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

(5)      Anik F2 was placed into inclined operations in December 2022. A C-band satellite acquired from a third party (renamed “Anik F4”) was collocated at the orbital location and commenced providing station-kept service in January 2023.

(6)      It is our intention to place Nimiq 4 in inclined orbit in late 2026 which is expected to extend the operational lifetime to 2030.

Rights to Other Satellites

In addition, we have rights to the entire Ka-band Canadian payload, consisting of nine user beams, on ViaSat-1.

GEO Satellite Control Center, Network Operations Center and Earth Station Facilities

Our primary Satellite Control Center (“SCC”) is located at our headquarters in Ottawa, Ontario. The SCC is the hub for our satellite-related activities. The facility is staffed 24 hours per day and currently operates 11 Telesat owned satellites: Anik F1R, Anik F2, Anik F3, Anik G1, Nimiq 2, Nimiq 4, Nimiq 5, Nimiq 6, Telstar 11N, Telstar 12 VANTAGE, and Telstar 18 VANTAGE. We also operate other satellites for third parties from our SCC in Ottawa. We operate our Telstar 14R/Estrela do Sul 2 satellite and our Telstar 19 VANTAGE satellite from our SCC in Rio de Janeiro, Brazil. The Anik F4 satellite is operated on our behalf by SES. Our headquarters is located at 160 Elgin Street, Ottawa where we lease approximately 75,900 square feet. The lease expires on July 31, 2029, and we have two options to extend for an additional five years each.

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

In addition to the Ottawa headquarters and the Allan Park earth station, we operate a number of other earth stations, including the following:

Overview of Telesat GEO Earth Stations (Other than the SCC and Allan Park)

Earth stations	Owned or leased property
Victoria, British Columbia, Canada	Leased
Fort McMurray, Alberta, Canada	Leased
Calgary, Alberta, Canada	Owned
Hague, Saskatchewan, Canada	Leased
Saskatoon, Saskatchewan, Canada	Leased
Winnipeg, Manitoba, Canada	Owned
Montreal, Quebec, Canada	Owned
Iqaluit, Nunavut, Canada	Leased
St. John’s, Newfoundland, Canada	Leased
Yellowknife, Northwest Territories, Canada	Owned
Mount Jackson, Virginia, U.S.	Owned
Middleton, Virginia, U.S.	Leased
Belo Horizonte, Brazil	Owned
Kapolei, Hawaii, U.S.	Third party site
Aflenz, Austria	Third party site
Perth, Australia	Third party site
Jakarta, Indonesia	Third party site

In addition to these facilities, we lease facilities for administrative and sales offices in various locations throughout Canada and the U.S. as well as in Brazil, England and Singapore.

Background and Overview of Telesat Lightspeed

A key growth opportunity is our deployment of Telesat Lightspeed. We believe that the global broadband internet connectivity provided by Telesat Lightspeed will allow Telesat to rapidly and profitably grow its business. For this reason, we have invested significant time and resources to develop and build this innovative constellation of LEO satellites, which we believe will be among the most capable and technologically advanced satellite-based enterprise grade networks in the world. The success of Telesat Lightspeed is expected to be driven by the compelling value proposition it represents in the market, as well as our deep familiarity with our customers, their markets, use cases and needs.

Broadband from LEO has moved well beyond the developmental phase into a period of rapid commercial scaling and global adoption. As of late 2025, the viability of LEO technology is underscored by the massive scale of existing constellations. SpaceX’s Starlink in particular has demonstrated the value proposition of LEO to commercial and government users, now servicing more than 10 million active customers. This growth includes significant expansion into high-value enterprise segments; maritime, including major cruise lines and commercial fleets and aero as well as the burgeoning defense and security markets.

Overview of Telesat Lightspeed

As discussed in greater detail below, the Telesat Lightspeed design has been optimized to serve the fast-growing broadband connectivity requirements of fixed and mobile network operators, aeronautical and maritime users, enterprise customers and governments.

Telesat Lightspeed will combine state-of-the-art interconnected LEO satellites coupled with a sophisticated and integrated terrestrial infrastructure to create a global fiber-like broadband network for commercial and government users worldwide. Our fleet of satellites will operate in orbits designed to optimize coverage and capacity, providing full global coverage while concentrating capacity over geographic regions of highest demand. Additional satellites and ground facilities can be added to the network over time to meet increased user demand as and when required.

MDA Space is the prime satellite manufacturer for the advanced Telesat Lightspeed LEO constellation. SpaceX is contracted to provide launch services, and a number of other suppliers are under contract to provide various other elements of the service including landing stations, user terminals and software.

In September, 2024, Telesat announced that it had entered into definitive agreements with respect to its Telesat Lightspeed Financing in the amount of up to approximately US$2 billion and that this funding, combined with Telesat’s own approximately US$1.6 billion equity contribution, as well as certain vendor financing, would provide the Telesat Lightspeed program with sufficient funds to launch global service.

The GoC will also contribute up to $85 million to Telesat through the GoC’s Strategic Innovation Fund (“SIF”).

We have entered into an agreement with the GoC to bring affordable, high-speed internet connectivity across rural, underserved areas of Canada. Under the terms of our agreement, Telesat will receive $600 million from the GoC over a ten-year period commencing when the Telesat Lightspeed network begins commercial service, which will enable internet and mobility service providers to acquire Telesat Lightspeed capacity at reduced rates to bring universal broadband connectivity to rural, Northern and Indigenous communities across Canada.

We have also entered into a substantial multi-year contract with Viasat Inc. for Telesat Lightspeed services. Under its multi-orbit strategy, Viasat plans to integrate Telesat Lightspeed into its services portfolio for aviation, maritime, enterprise and defense markets.

In 2025, Telesat entered a strategic partnership with the GoC and MDA Space to develop and deliver a multi-frequency, Arctic military satellite communications capability to the Canadian Armed Forces (CAF) for a fifteen-year term. This partnership is part of the Enhanced Satellite Communications Project — Polar (ESCP-P), one of the key procurements being led by the newly formed Defence Investment Agency. It will provide reliable wideband and narrowband connectivity to support CAF operations in the Arctic. This project is leveraging Canadian industry to create high-quality jobs across the country, while unlocking a multi-billion dollar investment in Canada’s defense sector.

In 2026, Telesat announced the addition of Mil-Ka to its advanced Telesat Lightspeed network to meet the anticipated global demand for mission critical Mil-Ka capacity in LEO. Specifically, Telesat is replacing 500 MHz of commercial Ka spectrum with 500 MHz of Mil-Ka spectrum. Secure Mil-Ka satellite communications has become the essential backbone of modern armed forces, the connective tissue binding warfighters, decision makers, defense platforms, weapon systems, sensors, military intelligence, and Command & Control into a coherent, integrated system of systems. In an era defined by great power competition and rapid technological change, the ability to project military power, coordinate joint operations, and respond decisively at any moment depends on access to resilient, secure, and high-throughput communications. Yet as adversaries develop increasingly sophisticated capabilities to contest, degrade, and deny these links, guaranteed access to trusted mission-critical SATCOM capacity has evolved from a tactical advantage into a strategic imperative.

Telesat Lightspeed Mil-Ka services extend the design principles of the network’s original Commercial Ka-band architecture, which was developed to support mission critical enterprise and government connectivity requirements. Mil-Ka provides an additional layer of operational utility and resilience for defense users, while leveraging a secure, resilient and flexible transport framework. Customer encrypted data can traverse the optically linked mesh network in space and bypass third-party terrestrial infrastructure to maintain sovereign data control and reliable communications in demanding operational environments where communications superiority is a precondition for mission success. With this change to our spectrum configuration, Telesat Lightspeed is expected to deliver significantly more Mil-Ka capacity on its state-of-the-art network than all Mil-Ka capacity in orbit today and will deliver the sovereign, resilient, and trusted capacity that Canada and allied defense users require.

Telesat Lightspeed Infrastructure

Since January 2018, we used the LEO 1 satellite to validate and de-risk key features of our LEO system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. The LEO 1 Satellite was removed from service in July 2023 and was replaced by the LEO 3 satellite to continue the mission. With industry partners and customers, we have conducted successful validations in each of the key vertical markets we are targeting.

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

•        Government:    Telesat Lightspeed is particularly attractive to governments because of its resilient distributed nature, secure, low latency, and truly global service. In 2018, we were awarded a contract by DARPA to demonstrate capabilities of Telesat Lightspeed with DARPA’s experimental “Blackjack” constellation. In October 2020, DARPA awarded us a contract for the development and in-orbit demonstration of commercial spacecraft buses in a LEO constellation network with robust low latency communications features. As part of this follow-on contract, we have delivered two spacecraft buses to DARPA for a “risk reduction” flight to test optical inter-satellite link (OISL) communications with government payloads in orbit and to demonstrate OISL interoperability with different hardware. In July 2022, Telesat was one of the recipients of the DARPA Space-Based Adaptive Communications Node (Space-BACN) contract to demonstrate the architecture of inter-connecting commercial LEO constellations and their OISL enabled mesh networks with heterogeneous U.S. government networks. We also have contracts in place with prime contractors L3 Harris and General Dynamics Mission Systems for demonstrations and studies with Air Force Research Labs and NASA. In October 2020, Telesat U.S. Services was selected to become part of the Lockheed Martin team, which was recently awarded the Space Transport Layer Tranche 0 contract by the U.S. Space Development Agency.Taken together, these developing relationships and contract awards demonstrate that the U.S. government is investing significant resources to bring about its “pivot” from GEO- to LEO-based satellite systems and its demonstrated interest in Telesat Lightspeed as a commercial satellite solutions provider. Telesat’s addition of Mil-Ka frequencies, coupled with its advanced security features, further bolsters Telesat’s ability to serve government users.

Satellites

Telesat Lightspeed was designed to optimally serve the key market verticals on which we are focused. It will allow Telesat to provide secure, high throughput and cost-effective broadband services for users in rural and remote areas, aero and maritime customers and government users. Telesat Lightspeed satellites incorporate leading-edge technologies and features, including:

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

•        Data processing in space provides most efficient traffic routing:    Full digital modulation and demodulation occurs on the satellite which, coupled with an end-to-end constellation network operating system, improves link performance and gives customers a high degree of flexibility for routing traffic, eliminating gateway hops for fast, secure, end-to-end delivery of data; and

•        Efficient orbital configuration maximizes network performance:    Telesat Lightspeed satellites operate in an innovative orbit designed to optimize coverage and capacity, with true pole-to-pole global coverage.

LEO Satellite Control Center, Network Operations Center and Earth Station Facilities

An SCC, along with a Network Operation Center (“NOC”), from which we will operate Telesat Lightspeed and manage and support customer services are under construction in Gatineau, Quebec. The NOC will monitor and control the various non-spacecraft elements of the Telesat Lightspeed network. It will respond to faults and alarms generated across the network whether relating to hardware, software or hosted services. It will also respond to customer service network issues and requests. Change management on the Telesat Lightspeed system will be controlled and coordinated by NOC personnel. The facility will be staffed 24 hours per day with rotating shifts.

Overview of Telesat LEO Earth Stations Under Construction

Earth stations	Owned or leased property
Papineauville, Quebec, Canada	Owned
Timmins, Ontario, Canada	Owned
Estevan, Saskatchewan, Canada	Owned
Shaunavon, Saskatchewan, Canada	Leased
Bercenay-en-Othe, France	Third party site
Berry Jerry, New South Wales, Australia	Third party site
Rugby, United Kingdom	Third party site

Ground-Based Infrastructure

The ground-based infrastructure of Telesat Lightspeed will consist of the landing stations (“Landing Stations”) and terrestrial network (“Terrestrial Network”) segments. Telesat Lightspeed is designed to make it easy for customers to connect to the network and communicate through it. Metro Ethernet Forum standards-compliant services are expected to simplify the integration of Telesat Lightspeed into customer provisioning, operations and billing systems.

•        Landing Stations:    We are deploying widely distributed Landing Stations around the world to provide connectivity to Telesat Lightspeed. The Landing Stations provide the links that connect the satellites to our ground system.

•        Terrestrial Network:    The Terrestrial Network consists of Points of Presence (“PoPs”) and the global fiber network that interconnects all elements of the network, including the Landing Stations and PoPs. PoPs will host customer facing network interfaces and will relay customer traffic to Landing Stations. One or more Landing Stations may connect to a regional PoP.

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

•        Low cost:    With its highly innovative design, Telesat Lightspeed is expected to have a cost advantage over many other satellite broadband solutions, enhancing its competitiveness and expanding the addressable market for satellite-delivered connectivity solutions;

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

•        Interoperability with terrestrial networks:    Customers want to connect to a satellite network as seamlessly as they do to terrestrial fiber networks today. Telesat Lightspeed leverages MEF 3.0 industry-wide network interface standards which enable simple, seamless integration with customers’ terrestrial networks, without the need to integrate proprietary hardware or software. Through MEF 3.0 underlay connectivity service standards, customers can easily understand the capabilities provided by Telesat Lightspeed and how these software-defined digital services can be procured and integrated into their networks; and

•        High level security and resiliency:    With a constellation of interconnected satellites and advanced satellite technologies such as narrow, steerable beams, beam hopping, and fast frequency hopping, Telesat Lightspeed has been designed to ensure that communications are extremely difficult to intercept, decipher, or jam. We believe Telesat Lightspeed will provide a high level of resiliency and protection against interference never before available in satellite communications. Telesat Lightspeed is based on a zero-trust architecture with stringent cybersecurity controls supporting end-to-end data encryption with government-owned key management cryptographic systems providing a high-level of security.

Overview of The Telesat Lightspeed Market Opportunity: Growing Demand for High-Capacity, Fiber-like Broadband Connectivity Everywhere

Global broadband demand is increasing exponentially as the world is becoming increasingly digital, a trend that was accelerated by the global COVID pandemic. Applications and programs that are critical to individuals, businesses and governments are built to run on the fast, low latency terrestrial networks that serve the majority of users in developed economies. Forecasted rates in IP-traffic are expected to grow from 160 exabytes per month in 2023 to 563 exabytes per month in 2029, a 23% compound annual growth rate, on a global basis.2

However, there is a major gap in access to global broadband connectivity, with more than three billion people who live outside of urban areas either poorly connected or not connected at all. These unserved and underserved areas include over one million mobile sites (where legacy 2G/3G equipment is installed but cannot provide broadband data without affordable high capacity backhaul), 600,000 schools, hospitals and offices, 550,000 ships at sea and almost four billion aviation passengers each year.

Significant investments in LEO by Starlink, Eutelsat and Amazon, coupled with Starlink’s rapid growth in users (surpassing 10 million) have confirmed there is a massive addressable market for “fiber-like” LEO broadband in unserved regions. LEO technology is emerging as the primary solution for bridging the global “digital divide,” offering the capacity and performance required to replace or augment terrestrial networks where such networks are geographically or economically unfeasible. LEO is also proving transformational for aero, maritime and government.

Traditional Terrestrial and Satellite Solutions Cannot Meet This Growing Demand, but LEO Satellites Can

Expanding the availability of the digital world to unserved and underserved areas requires bringing to these areas the same type of broadband, fiber-quality connectivity that is available in well-connected areas.

It is, however, either prohibitively expensive to install fiber in certain geographic areas or simply physically impossible (e.g., to planes and ships).

Historically, the primary options for these markets have been traditional GEO satellites. While these satellites can provide coverage in most areas, because of the vast distances between the Earth’s surface and the orbital positions above the Earth occupied by GEO satellites, the user experience suffers due to high latency (the round-trip time delay between the data source and the data destination), which is prejudicial and, at times, prohibitive for certain consumer and enterprise broadband applications. While MEO offers lower latency than GEO, the latency is still higher than terrestrial networks, undermining the user experience.

____________

2        Ericsson Mobility Report November 2023

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

•        Resilient and Secure:    Mission-critical level of reliability of service. Online activities are now critical for the well-being of individuals, businesses and government users, increasing the emphasis on the resiliency and security of the communications network supporting them. A LEO satellite network is a distributed, multi-node network, making it more resilient to service outages. Further, multiple satellites and multiple beams from a satellite makes it complex to intercept, decipher and jam communications from a LEO constellation unlike traditional GEO satellites, thereby improving the overall security posture. LEO networks with advanced encryption and compliance with government cybersecurity standards (e.g., NIST, IAPRE, etc.) deliver highly secure satcom.

As discussed further below, Telesat Lightspeed has been specifically designed and optimized to meet these requirements.

The Market Opportunity for Telesat Lightspeed in Key Vertical Markets

We estimate that the total addressable market, or TAM, for our GEO business was approximately US$15.6 billion at the end of 2025.3 Telesat Lightspeed is expected to significantly increase our TAM. The estimated TAM for LEO was approximately US$425 billion in 2025, which we project will nearly double by 2032 in light of the demand drivers that exist today (e.g., 5G backhaul in terrestrial vertical or passenger connectivity in aviation vertical, and IoT).

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

____________

3        NSR Global Satellite Capacity Supply and Demand Study, 19th Edition.

Enterprise and Telecom

We estimate that the enterprise and telecom market opportunity that can be addressed by LEO was approximately US$415 billion in 2025 and will grow at 7% annually until 2030 to reach approximately US$575 billion. Of the US$415 billion, we estimate that about US$235 billion is the direct-to-consumer market opportunity and about US$180 billion is the enterprise market opportunity. Our estimates are derived from information on the enterprise and telecom data market obtained from a variety of sources, including OECD Broadband statistics, World Bank Country Indicators, Landscan (with respect to population distribution) and management’s analysis and estimates as to the portion of the enterprise and telecom data market that Telesat Lightspeed could address. Enterprise applications include fixed wireless and mobile backhaul, remote enterprise, and health and education. Telesat Lightspeed will initially focus on addressing the enterprise market.

This market is underpinned by the approximately four billion people who are digitally underserved or unconnected. Key demand areas are backhaul from mobile wireless sites, fixed wireless backhaul for remote communities, remote enterprise and emergency services, and broadband for institutions (schools, hospitals, etc.). In many of these areas, there is simply no economical fixed or terrestrial wireless (e.g., microwave) backhaul solution for delivery of high-speed broadband connectivity. There also tends to be no quality terrestrial access in remote areas for enterprise cloud applications, meaning that schools, hospitals and other public institutions in those areas are unable to take advantage of broadband applications and cloud-based services over terrestrial networks.

Satellites allow telecom operators to expand the reach of their fixed and mobile networks to locations not served, or underserved, by terrestrial networks by connecting these off-network locations to their main networks. Telesat Lightspeed is designed to provide an optimal, low-cost solution that can become the primary connectivity solution in remote areas and a secondary connectivity solution in urban areas. The Telesat Lightspeed “plug & play” versatility is expected to seamlessly integrate with terrestrial networks, vastly simplifying operations as compared to traditional satellite networks. The low latency of our network will enable customers to seamlessly transport encrypted traffic between terrestrial and satellite networks at high data rates, something that is not possible with traditional GEO satellite networks. The network is also expected to provide high throughput for large trunking links in remote regions (e.g., Northern Canada and island nations).

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

•        Government-sponsored universal connectivity programs:    Universal connectivity projects (government supported initiatives to bring broadband services to rural and remote communities and those with limited terrestrial infrastructure) are growing in both developed and developing nations. Governments are increasingly focused not just on basic connectivity but on enabling high quality connectivity, including 5G, to rural areas, similar to that in urban areas.

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

We estimate the aviation market opportunity addressable by LEO was US$7 billion in 2025, and will grow by 15% annually to US$15 billion by 2030. The market opportunity includes delivering connectivity services to commercial aircraft and business jets. Airlines are looking to provide value-added and differentiated services to customers, such as free in-flight Wi-Fi and on-demand video streaming.

IFC service providers are facing network capacity constraints in the U.S., especially around demand hotspots such as large airports, and may not have the necessary capacity to support the expected surge in demand as airlines start adopting free in-flight Wi-Fi. Airlines are also increasingly demanding the low latency solutions provided by LEO which has driven the success of Starlink in this market and, in part, led to the agreement with Viasat for Telesat Lightspeed services.

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

Maritime

We estimate the maritime market opportunity that can be addressed by LEO satellite constellations reached about US$3 billion in 2025 and will grow at a 7% annual rate to US$5 billion by 2030. This market includes connectivity to merchant vessels, oil & gas sites, yachts and cruise ships.

Currently, GEO satellite operators provide maritime connectivity networks, but these systems suffer from low capacity, high latency and high cost and fail to deliver the connectivity experience desired by passengers and crew members at sea. Cruise lines compete with terrestrial holiday options and greatly benefit from the ability to deliver an at-home-type connectivity experience to customers at sea. We believe Telesat Lightspeed will be well positioned to deliver high throughput and low latency to cruise ships anywhere in the world, ensuring a compelling connectivity experience.

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

Government

We estimate the government market opportunity addressable by Telesat Lightspeed reached approximately US$1 billion in 2025 and will grow at about 50% annually until 2030 to reach approximately US$11 billion.7 Telesat will focus on the government demand addressed by commercial satellite operators. The addition of Mil-Ka frequencies to Telesat Lightspeed further enhances Telesat’s ability to serve the defense market. Key applications initially include connectivity to government aircraft, naval vessels and deployed sites.

The global defense landscape is undergoing a historic transformation. NATO allies are committing to increase defense spending of 2% of GDP, with several nations now targeting 5%, unlocking massive investments in capabilities including satellite communications. Canada has committed to these increased spending targets and its new Defence and Industrial Strategy (DIS) identifies sovereign space-based communications as foundational to national security. Telesat’s selection as a strategic partner for Canada’s Enhanced Satellite Communications Project (ESCP) is a powerful proof point of this commitment, further positioning Telesat as a critical mission partner in defense operations.

Allied nations globally are investing in sovereign and diverse LEO satellite communication systems to reduce strategic dependence and ensure resilient connectivity. The European Union is developing the Infrastructure for Resilience, Interconnectivity and Security by Satellite (IRIS²), Germany and Italy are both pursuing national LEO network initiatives, and South Korea is advancing its kLEO program. The U.S. government, the single largest user of commercial satellite communications, is moving toward proliferated LEO architectures through programs, including Golden Dome and United States Space Force’s pLEO initiative. The defense segment is expected to drive increased global demand for commercial satellite communications to supplement traditional bespoke MILSATCOM capabilities.

Commercial satellites increasingly support secure communications, surveillance, reconnaissance, and mobile communications, which includes support for unmanned aerial vehicles, logistics, troop welfare and a host of other services. The benefits and utility of LEO constellations are being demonstrated in Ukraine following the Russian invasion where SpaceX’s Starlink has been critical in connecting the Ukrainian government, military, NGOs and civilians.

Government space architectures recognize the operational benefits of multi-orbit “proliferated” constellations, particularly those based on LEO. As more nations demonstrate counter-satellite systems and communications jamming capability, governments are expected to seek LEO constellations made up of hundreds of advanced, interconnected satellites in an inherently more distributed, resilient and secure network than a network comprised of a handful of high-value GEO satellites. LEO constellations also offer real-time low latency connectivity, and global coverage (including the poles). Global low latency communications are a key goal for the unmanned, remotely controlled, sensor platforms, which are vital to government environmental observation, meteorology, and defense. The DoD has made the development of multi-orbit, “hybrid” commercial/government constellations a priority for the new U.S. Space Force.

In an operational domain where the integration of commercial capabilities into defense activities is becoming more widely accepted and desired, it is critical for industry partners to recognize the unique operational military requirements they are required to support. The addition of Mil-Ka spectrum to Telesat Lightspeed is just such a recognition, and positions Telesat to serve the defense market in a highly compelling manner.

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

Telesat is a leading global satellite operator. Other scaled, global satellite operators include SES S.A. (“SES”), Eutelsat Group (“Eutelsat”), Viasat, and SpaceX. We also compete against a number of nationally or regionally focused satellite operators around the world including Hispasat, Sky Perfect JSAT, kt sat and APT Satellite. Telesat competes with these operators based primarily on the quality of our services, location of our orbital slots relating to the GEO business, performance characteristics of our satellites, price, and overall client needs.

SpaceX and Eutelsat Group/OneWeb have LEO satellite systems that are now in service, and they continue to add satellites and capacity. There are a number of other LEO satellite systems that have been announced, including Amazon and Blue Origin TeraWave. We believe that the innovative architecture and advanced technology of Telesat Lightspeed, as well as the market dynamics in the verticals we plan to serve, will allow us to compete effectively against any of the current and proposed systems.

More recently, direct-to-device satellite technology is being introduced by various providers, including Starlink, Globalstar and AST Mobile, targeting 5G service offerings to low population density areas and remote regions.

We believe the combination of the following attributes positions us favorably to commercialize Telesat Lightspeed successfully, notwithstanding competitors in the LEO marketplace:

•        Enterprise-class system:    Telesat Lightspeed is focused on enterprise and government solutions and optimized for that purpose. Our constellation design, features and functionality, built to government standards and security requirements, including Mil-Ka frequencies, will deliver a highly compelling satellite-based enterprise class network.

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

•        Strong government alignment:    Telesat has received strong participation in Canada at the federal and provincial levels as evidenced by its selection as a strategic partner for the Enhanced Satellite Communications Project (ESCP), the Telesat Lightspeed capacity agreement executed with the GoC to bridge the digital divide and the approximately US$2 billion in Telesat Lightspeed Financing — reflecting the GoC’s and GoQ’s confidence in Telesat Lightspeed as a platform to advance domestic priorities and allied capability goals under the DIS.

Employees

As of December 31, 2025, we and our subsidiaries had approximately 711 permanent full and part-time employees. Approximately 1.6% of our employees are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. We consider our employee relations to be strong.

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

Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in Canada and the United States and in jurisdictions outside of Canada and the United States related to our technology, inventions, improvements and services that are important to the development and implementation of our business. As of December 31, 2025, we owned a total of 65 issued patents, six of which were in the United States. These patents expire between 2030 and 2039. Seventeen of the issued patents are LEO-related, three of which are in the United States, and they expire between 2034 and 2039. Forty-eight of the issued patents are not LEO-related, three of which are in the United States, and they expire between 2030 and 2036. We also have several pending Canadian, U.S., and international patent applications.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. Generally, in the United States, issued patents are granted a term of 20 years from the earliest claimed non-provisional or Patent Cooperation Treaty filing date. In certain instances, a patent term can be adjusted to recapture a portion of delay by the U.S. Patent and Trademark Office in examining the patent application. Additionally, a patent term may be shortened if a patent is terminally disclaimed over an earlier filed patent. However, the life of the patent, and the protection it affords, is limited. In addition, we cannot provide any assurance that any patents will be issued from our pending or future applications or that any issued patents will adequately protect our current and future services. We also cannot predict the breadth of claims that may be allowed or enforced in our owned or in-licensed patents or whether such claims, if issued, will cover our services, provide sufficient protection from competitors or otherwise provide any competitive advantage. Any issued patents that we may own or in-license in the future may be challenged, invalidated, narrowed, held unenforceable, infringed or circumvented.

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

Regulation

We are subject to regulation by government authorities in the countries in which we operate. Specific details are provided for Canada, the U.S., the United Kingdom and Brazil, countries in which Telesat has ITU frequency rights authorized. We are also subject to the ITU radio regulations including the frequency coordination process defined therein, and to domestic regulation by government authorities in countries in which it operates. The applicable domestic regulations may depend on whether the frequencies are reserved for commercial or military/government use. Telesat Lightspeed satellites carry frequencies in the “Commercial-Ka” and in the “Mil-Ka.” At the international (ITU) level the Mil-Ka and Commercial-Ka bands (for which there are no formal definitions) are similarly allocated to satellite services; however, at the domestic level, some administrations have limited the Mil-Ka bands to government/military use only. As a result, for these administrations, to access the Mil-Ka frequencies additional approvals would be required, but the exact process and nature of those approvals are not well established because of the limited use of these frequencies by commercial operators in the past.

Canadian Regulatory Environment

Telesat Divestiture Act

Telesat was originally established by the GoC in 1969 under the Telesat Canada Act.

As part of the Canadian government’s divestiture of its shares in Telesat, pursuant to the Telesat Reorganization and Divestiture Act (1991) (“Telesat Divestiture Act”), Telesat was continued on March 27, 1992 as a business corporation under the Canada Business Corporations Act, the Telesat Canada Act was repealed and the Canadian government sold its shares in Telesat. The Telesat Divestiture Act provides that no legislation relating to the solvency or winding-up of a corporation applies to Telesat and that its affairs cannot be wound up unless authorized by an Act of Parliament. For further detail, see “Risk Factors — Risks Relating to the Business of Telesat Corporation.” In addition, Telesat and its shareholders and directors cannot apply for Telesat’s continuation in another jurisdiction or dissolution unless authorized by an Act of Parliament.

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

Contribution Collection

Since November 2000, pursuant to the CRTC’s Decision CRTC 2000-745, telecommunications service providers that exceed a Canadian telecom revenue threshold are required to pay contribution charges, which are fees paid into a central fund used to support the provision of video relay service, and to subsidize the cost of providing cell phone and broadband service in rural, remote and underserved and high-cost serving areas. The charges payable by a telecom service provider are calculated as a percentage of its Canadian telecommunications service revenues, minus certain deductions (e.g., terminal equipment sales and inter-carrier payments). The rate for 2025 has been finalized at 0.46%. An interim rate of 0.11% has been established effective January 1, 2026 with a revised interim rate decision expected in the first half of 2026.

United States Regulatory Environment

The FCC regulates the provision of satellite services to, from, or within the U.S.

Our U.S.-licensed satellites operate on a non-common carrier basis. Consequently, they are not subject to rate regulation or other common carrier regulations enacted under the Communications Act of 1934. We pay FCC filing fees in connection with our space station and earth station applications and annual license and market fees to defray the FCC’s regulatory expenses. Annual and quarterly reports must be filed with the Universal Service Administrative Company (“USAC”) covering interstate/international telecommunications revenues. Based on these reports, USAC assesses us for contributions to the FCC’s Universal Service Fund (“USF”). Payments to the USF are made on a quarterly and annual basis. The USF contribution rate is adjusted quarterly, was set at 38.1% for the fourth quarter of 2025 and 37.6% for the first quarter of 2026. At the present time, the FCC does not assess USF contributions with respect to bare transponder capacity (i.e., agreements for space segment only).

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

Brazil Regulatory Environment

The Brazilian national telecommunications agency, ANATEL, grants exploitation rights for Brazilian satellites to companies incorporated and existing in Brazil. Landing rights of foreign satellites are granted to the owner of the space segment or the company that holds the right to operate it, in whole or in part, but the satellite capacity may only be commercialized in Brazil through the local legal representative. For Brazilian or foreign GEO satellites, the rights are granted conditional on payment of applicable fees, are valid for up to 15 years for additional periods limited by the life of the satellite and provided that the obligations already assumed are fulfilled. For NGSO, the term can be extended for additional 15 year periods regardless of the satellites’ lifetime.

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

Landing Rights and Other Regulatory Requirements

Many countries regulate satellite transmission signals to and from their territory. Telesat has been granted authorization for the space segment portion (often referred to as “landing rights”) of its GSO services in major market countries worldwide where this requirement applies. More specifically, in addition to the U.S., Canada, and Brazil, Telesat holds Landing Rights for its GSO satellites in Argentina, Bolivia, Dominican Republic, Ecuador, Egypt, Guatemala, Honduras, Nicaragua, Nigeria, Paraguay, Peru and Uruguay. In other countries, there is no such formal authorization requirement (sometimes referred to as “Open Skies”). Telesat also has authorizations for its GSO earth stations in Canada, Brazil and the U.S.

Telesat Lightspeed regulatory approval

Telesat has a deep understanding of international, regional and domestic regulatory/licensing framework applicable to a NGSO system operating in Ka-band. A comprehensive and methodical approach has been adopted to obtain all required authorizations in synergy/collaboration with partners prior to entry into service.

Telesat has already started acquiring landing rights and other approvals pertaining to a satellite operator. In particular, Telesat has already secured the equivalent of landing rights in the U.S., Canada, Bolivia, Brazil, Ghana, Peru, Nigeria, Paraguay, Guatemala and Mexico. Additional applications have been submitted in other countries where landing rights are required (e.g. Kenya), with more applications planned for 2026 based also on commercial priorities. Telesat has also been included in the Australian Foreign Space Objects Determination in May 2022, which paves the way for other licenses for Telesat Lightspeed in Australia. Furthermore, Telesat already holds licenses for Telesat Lightspeed landing stations (i.e. Telesat Lightspeed Earth Stations gateways) in Canada and has applied for a Landing Station License in France. Telesat is collaborating with Vocus on the application to acquire a Landing Station License in Australia and is engaging with regulators in other jurisdictions for additional landing station licenses.

Finally, Telesat is engaging with regulators towards suitable licensing frameworks in a variety of countries/regions. In particular, the 2020 revision of European Decision ECC/DEC(15)041, which grants free circulation and exemption for individual licensing for user terminals like Telesat Lightspeed. Implementation of this Decision2 is all that is needed in most European countries for the user terminals authorization. Telesat also holds a Network License (covering operation of both the satellites and the user terminals) in the UK, a General Authorization for Satellite Electronic Communications Networks and Services in Italy and has applied for similar licenses in Germany and France.

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

Canada, the U.S. and other member states have rights to use certain frequencies. Telesat has been authorized by its ITU filing administrations Canada, USA, Brazil and the United Kingdom of Great Britain and Northern Ireland to use certain frequencies. In addition, through a commercial arrangement with satellite operator APT, Telesat has the right to use certain frequencies for which the Kingdom of Tonga has the rights. Authorized frequencies include those already used by our current satellites, and additional frequencies at geostationary orbital locations or in non-geostationary constellations that have yet to be implemented.

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

Once a member state has filed its proposed use of frequencies with the ITU, the ITU-BR examines the filing with respect to the various provisions of the International Radio Regulations (RR) to determine the administrations with which coordination is required. Member states are also invited to inform the other member states and the ITU-BR of any intended use that has the potential to cause interference to either existing operations. The member states are then obligated to negotiate with each other in an effort to coordinate the proposed uses and resolve interference concerns. If all outstanding issues are resolved in accordance with the various provisions of the RR, the frequencies are entered into the ITU’s Master International Frequency Register. Registered frequencies are entitled under international law to interference protection from subsequent or nonconforming uses.

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

During 2024, satellite insurance market terms and conditions continued to deteriorate. Insurance underwriters sought significant premium rate increases and additional coverage restrictions. Accordingly, we determined that insurance was not available on commercially reasonable terms for most of our satellites. Since December 2025, only our T19V satellite is covered by In-Orbit insurance.

Emergency Committee

Protecting and maintaining service to customers is of vital importance to us. Our emergency committee is responsible for managing the restoration of services in the event of an actual or threatened critical condition, such as a satellite failure, the loss of telemetry and tracking ability or the loss of earth station functionality. Despite our efforts, satellite failures or other anomalies may occur. See “Risk Factors — Risks Relating to the Business of Telesat — Telesat’s satellites may fail to operate as expected due to operational anomalies resulting in lost revenues, increased costs and/or termination of contracts.” We may also experience a failure of our ground operations infrastructure. See “Risk Factors — Risks Relating to the Business of Telesat — Telesat may experience a failure of ground operations infrastructure or interference with its satellite signals that impairs the commercial performance of, or the services delivered over, its satellites or the satellites of other operators for whom it provides ground services, which could result in a material loss of revenues.”

Legal Proceedings

We frequently participate in proceedings before national telecommunications regulatory authorities. For more detail, see “— Regulation.” In addition, we may also become involved from time to time in other legal proceedings arising in the normal course of our business.

On January 21, 2026, Wilmington Savings Fund, FSB (the “Plaintiff”), in its capacity as Administrative Agent under the Credit Agreement dated as of March 28, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) by and among Telesat Canada, Telesat LLC, and the guarantors party thereto, at the direction of the holders of a majority of the outstanding term loans under the Credit Agreement (the “Term Lenders”), issued claims in the State of New York against Telesat Canada and Telesat LEO CanHold Corporation and in the Province of Ontario against these same defendants along with Telesat Corporation, Telesat LEO Holdings ULC and the Directors of Telesat Canada. The claim relates to the transaction Telesat completed and announced on September 12, 2025, in which Telesat completed the distribution of 62% of the equity of its Telesat Lightspeed business (the “Transferred Equity”) from Telesat Canada to Telesat LEO CanHold Corporation, an indirect subsidiary of Telesat Corporation (“SpinCo” and the transaction, the “Transaction”). The Plaintiffs allege that Transaction (i) was in violation of sections 34 or 36 of the Canada Business Corporations Act (the “CBCA”); (ii) effected a result that was oppressive to, unfairly prejudicial to, or unfairly disregarded the reasonable expectations of the Term Lenders; (iii) breached Section 6.03 of the Credit Agreement claiming that the Transaction resulted in Telesat Canada transferring all or substantially all of its value (specifically the 62% of equity in Telesat Lightspeed) to SpinCo; and (iv) violated section 2 of the Ontario Fraudulent Conveyances Act, claiming that Telesat Canada was insolvent at the time of the Transaction and undertook the Transaction with the intent to harm and prejudice the Term Lenders. The Plaintiffs seek various relief including (a) remedying the effects of the Transaction on the Term Lenders, including but not limited to an order providing the Term Lenders with an interest in Telesat Corporation, SpinCo, and/or Telesat LEO Holdings ULC (along with its predecessor Telesat LEO Holdings Inc.) equal to the value of the Transferred Equity; (b) damages in an amount to be determined; (c) a declaration that the Transaction is void as against the Term Lenders; (d) an order pursuant to section 118(2) of the CBCA to restore to Telesat Canada any amounts distributed or paid to SpinCo pursuant to the Transaction and not otherwise recovered by Telesat Canada; and (e) costs of the proceedings. Telesat believes the lawsuits, filed at the direction of a group of distressed debt hedge funds, are without merit and intends to defend itself vigorously.

Telesat Canada is in a contract dispute with its customers Shaw Satellite G.P. and Shaw Satellite Services Inc. (collectively, “Shaw”), regarding payments for services provided to Shaw on the Anik F2 satellite and related ground services pursuant to two agreements with terms that ended December 31, 2025. Shaw has purported to terminate both agreements alleging that the Anik F2 RF channel services failed to meet the required performance parameters. While the Anik F2 satellite experienced a North-South thruster failure in late 2021, and was transitioned to inclined operations in late 2022, the Anik F2 satellite remains capable of meeting the performance parameters in the agreements. Telesat Canada commenced an action against Shaw in the Ontario Superior Court of Justice on September 26, 2024 seeking, among other things, damages for breach of contract and breach of the duty of good faith in the amount of $45 million. Shaw has denied that Telesat is entitled to the damages claimed and, among other things, claimed damages against Telesat in the amount of $14 million for breach of contract. While we believe we have a strong position in this contract dispute with Shaw, no assurances can be made on a successful outcome to the dispute and, further, no assurances can be made on recovery of any amounts in connection therewith.

We are subject to audits by taxing authorities in the various jurisdictions in which we operate. In Brazil, we are currently involved in a number of disputes with Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2002 to 2021. The total disputed amount for the period 2002 to 2021, including interest and penalties, is now $109.4 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. We have challenged the assessments. We believe the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

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
Telesat Can ULC
British Columbia
62.64% value 32.62% voting
37.36% value 67.38% voting
Telesat Canada
Canada
Telesat LEO CanHold Corporation
Canada
99.999% GP
Telesat Spectrum General Partnership
Ontario
99.9999% LP
93.927% LP
6.0729% LP
Anik Limited Partnership
Manitoba
Lightspeed LEO CanHold Limited Partnership
Manitoba
38%
62%
100%
Telesat (IOM) Holdings Limited
Isle of Man
Telesat LEO Holdings ULC
British Columbia
100%
Lightspeed LEO Limited Partnership
Manitoba
Telesat International Limited
England and Wales
Telesat LEO ULC
British Columbia

D.     Property, Plants and Equipment

For a description of our property, plants and equipment, see Item 4.B. “Business Overview”.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     Operating results

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis (the “MD&A”) for Telesat Corporation is dated March 16, 2026 and provides information concerning our financial condition and results of operations for the year ended December 31, 2025. You should read this MD&A together with Telesat Corporation’s audited consolidated financial statements and the related notes for the year ended December 31, 2025.

As used in this MD&A, unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Corporation and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Corporation’s audited financial statements included herein. References to Non-Guarantor(s) refers to entities which are not guarantors under the Telesat Canada credit agreement and indentures, which are Telesat Corporation and its subsidiaries excluding Telesat Canada and its Restricted Subsidiaries (as defined under the Telesat Canada credit Agreement and indentures). References to LEO Non-Guarantor(s) refers to the Non-Guarantors that own all of the assets related to the Telesat Lightspeed business and are developing and will deploy, operate and commercialize, the Telesat LightSpeed Constellation. LEO Non-Guarantors include Telesat LEO Holding ULC, Lightspeed LEO Limited Partnership, Telesat LEO ULC (formerly known as Telesat LEO Inc.) (“Telesat LEO”) and all of Telesat LEO’s subsidiaries.

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

The information contained in this MD&A takes into account information available up to March 16, 2026, unless otherwise noted.

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

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that are not based on historical fact and are “forward-looking statements” and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used in this MD&A, statements which are not historical in nature, or which contain the words “believe,” “expect,” “plan,” “may,” “will,” “would,” “could,” “should,” “anticipate,” “estimate,” “project,” “intend” or “outlook”, or similar expressions, are forward-looking statements. In addition, Telesat or its representatives have made or may make forward-looking statements, or provide forward-looking information, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities, and press releases or oral statements made with the approval of an authorized executive officer of Telesat. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and forward-looking information as a result of known and unknown risks and uncertainties. All statements made in this MD&A are made only as of the date of this MD&A. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. Telesat undertakes no obligation to update the statements made in this MD&A in the event facts or circumstances subsequently change after the date of this MD&A.

These forward-looking statements and this forward-looking information are not guarantees of future performance, are based on Telesat’s current expectations and are subject to a number of risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements and forward-looking information.

Known risks and uncertainties include but are not limited to: risks associated with financial factors, including swings in the global financial markets, access to capital to construct our LEO satellite constellation and refinance our GEO debt, the outcome of litigation related to the Telesat Canada Debt, volatility of securities values in an industry sector where values may be influenced by economic and other factors beyond Telesat’s control, inflation, rising or prolonged elevated interest rates, fluctuations in foreign exchange rates, and tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures, impaired satellite performance or dependence on large customers; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including government restrictions and regulations, access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive.

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

Additional information regarding the Company, including results of operations and variances between the year ended December 31, 2024 and 2023, can be obtained in our Annual Report on Form 20-F for the year ended December 31, 2024 filed on March 27, 2025, on the SEC’s website at https://www.sec.gov and on SEDAR+ at https://www.sedarplus.ca.

HIGHLIGHTS

Telesat enters strategic partnership with Government of Canada

In December 2025, we announced a strategic partnership with the Government of Canada (“GoC”) and MDA Space to develop and deliver a multi-frequency, Arctic military satellite communications (“MILSATCOM”) capability to the Canadian Armed Forces.

Leveraging over 55 years of satellite engineering and operations excellence, we will play a pivotal role in delivering a state-of-the-art MILSATCOM architecture for Canada’s Enhanced Satellite Communications Project — Polar (“ESCP-P”). The narrowband and wideband solution will strengthen and safeguard Canada’s Arctic sovereignty while bolstering Canada’s NORAD and NATO commitments.

The ESCP-P procurement is being led by the newly formed Defence Investment Agency (“DIA”), leveraging a strategic partner model that will harness industry and government expertise in the design, development and delivery of advanced defence programs on a meaningfully accelerated timeline.

Our collaboration with the GoC will increase economic benefits and further strengthen Canada’s capabilities in space and defence.

Telesat adds Mil-Ka to the Telesat Lightspeed constellation

In 2026, Telesat announced the addition of Mil-Ka to its advanced Telesat Lightspeed network to meet the anticipated global demand for mission critical Mil-Ka capacity in LEO. Telesat Lightspeed Mil-Ka services extend the design principles of the network’s original Commercial Ka band architecture, which was developed to support mission critical enterprise and government connectivity requirements.

Equity distribution of Telesat Lightspeed business

In September 2025, Telesat Canada distributed 62% of the equity of its Telesat Lightspeed business to an indirect subsidiary of Telesat Corporation. The indirect subsidiary is wholly-owned by Telesat Canada’s parent entities and is a LEO Non-Guarantor (i.e. a non-guarantor under Telesat Canada’s debt documents). There were no changes to the Company’s operations as a result of this transaction. The distribution provides more flexibility to Telesat Corporation to raise capital in the future.

Funding for Telesat Lightspeed Satellite constellation

In 2025, we began receiving advances, pursuant to the financing agreements with the GoC and Government of Quebec (“GoQ”) for the Telesat Lightspeed constellation (“Telesat Lightspeed Financing”). The Telesat Lightspeed Financing total $2.54 billion and carry a floating interest rate of 4.75% over CORRA and will mature in 2040. Interest will be capitalized to the loan until 12 months after the in service date. The loan is secured by substantially all present and future value of the assets of Telesat Lightspeed.

In total, during the year, we received $690.0 million in advances pursuant to the Telesat Lightspeed Financing to fund the development of the Telesat Lightspeed constellation. As of December 31, 2025, $1.85 billion was still available on the Telesat Lightspeed Financing to cover future project development and deployment costs of the Telesat Lightspeed constellation.

Progress of Telesat Lightspeed Satellite constellation development

We made important progress in 2025 on the development of the Telesat Lightspeed constellation. We continue to expect to launch the first Telesat Lightspeed satellites in late 2026 and expect to be in commercial operation around the end of 2027. We have increased our workforce by approximately 160 employees, or 36%, in the last 12 months with capital expenditures of $704.7 million. In 2025, we held further design reviews with our satellite and dispenser manufacturers, and we progressed our work on user terminals, software development for network and satellite operation, and ground station deployment.

Repurchase of Notes

During the year ended December 31, 2025, we repurchased $11.4 million (US$8.2 million) of the 6.5% Senior Unsecured Notes for cash consideration of $4.5 million (US$3.3 million), resulting in a gain on repurchase of debt of $6.9 million (US$5.0 million). Since 2021 we have reduced the amount of total Telesat Canada indebtedness outstanding by US$857 million at a cost of US$450 million by repurchasing part of Telesat Canada’s debt in the market at a material discount to par.

Backlog

Our backlog represents future cash inflows from capacity allocation or service delivery contracts. As of December 31, 2025, GEO backlog was $0.8 billion and represents our expected future revenue from existing GEO service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. As of December 31, 2025, we have entered into customer agreements to provide service on Telesat Lightspeed that aggregate to $1.0 billion in cash inflows. In 2025, we secured multi-year agreements with Viasat and Orange for Telesat Lightspeed connectivity services.

Liquidity and going concern

Our Term Loan B and Senior Notes, held in Telesat Canada, are scheduled to mature between December 2026 and October 2027, resulting in substantial obligations at the end of 2026 of approximately $2.3 billion, that will require repayment or refinancing. Based on current projections, cash flows from operations and assets of the Company are expected to be sufficient to meet the Company’s contractual obligations as they become due prior to the date of debt maturity. However, these cash flows alone are not expected to be sufficient to satisfy the obligations related to the settlement of the debt instruments as they become due in December 2026 and October 2027. Management is therefore actively engaged in discussions with lenders’ advisors about refinancing the Telesat Canada Debt and at the time of issuing the financial statements, management expects to refinance the existing debt obligations before they become due. However, these refinancing activities are dependent on a number of factors outside of the Company’s control. As such, there can be no assurance that these refinancing initiatives will be completed successfully. This material uncertainty, which relates solely to the upcoming Telesat Canada Debt maturities in December 2026, casts substantial doubt as to Telesat Canada’s ability to meet its obligations as they come due. Accordingly, this material uncertainty raises substantial doubt for the Company in these consolidated financial statements.

Should Telesat Canada not be able to refinance its debt obligations prior to maturity, these financial statements may require significant adjustments. Such adjustments would have a material impact to the carrying amount and classification of reported assets, liabilities, revenues or expenses in these financial statements. For further discussion on management’s activity to manage liquidity risk, refer to Liquidity & Capital Resources Note – Liquidity.

OVERVIEW OF THE BUSINESS

We are a leading global satellite services operator, providing our customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the mission-critical requirements of companies and governments throughout the world. We report under two operating segments, which are GEO and LEO. Transactions that do not belong to a particular operating segment, such as certain corporate entities, are reported within “Other”. Our LEO business segment is still in its development phase, and we expect satellites offering Telesat Lightspeed global services to be in commercial operation around the end of 2027.

The satellite services business is capital intensive, and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite. Telesat and its affiliates operate their GEO satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

As at December 31, 2025, the GEO business segment provided satellite services to customers from our fleet of 14 in-orbit geostationary satellites, as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

We are building, in our LEO business segment, what we believe will be one of the world’s most advanced constellations of low earth orbit satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity.

In September 2024, Telesat LEO completed the Telesat Lightspeed Financing with the GoC and GoQ for loans of $2.14 billion and $400 million, respectively, for the Telesat Lightspeed constellation. See “— Debt — Telesat Lightspeed Financing — Senior Secured Term Loan Facilities”, below.

Revenue

We currently earn most of our revenue by providing video and data services using geostationary satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

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

Expenses

Our operating expenses consist of labor and operating expenses which include direct-billed expenses such as third-party contractor services. As we progress our Telesat Lightspeed program, we are significantly increasing the number of employees that will engage in the successful deployment of the constellation. We anticipate that our labor costs will continue to increase, with a significant portion of the labor cost capitalized to the project.

Interest expense is significant and arises principally from our indebtedness, as elaborated in the “Debt” section. Interest expense relating to Telesat Lightspeed Financing is capitalized against the cost of the constellation until the constellation is in service.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

FUTURE OUTLOOK

After decades of developing and successfully operating our GEO satellite services business, we are now poised to revolutionize the provision of global broadband connectivity by building what we believe will be one of the world’s most advanced constellations of LEO satellites and integrated terrestrial infrastructure, Telesat Lightspeed. Our commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths, our focus is on profitably maximizing the utilization of our existing in-orbit satellites and on deploying our Telesat Lightspeed constellation.

RESULTS OF OPERATIONS

Review of financial performance

Telesat’s net loss for the year ended December 31, 2025, was $530.2 million compared to net loss of $302.5 million for the prior year. The variation of $227.8 million was primarily due to a lower gain on repurchase of debt, loss on changes in fair value of the Telesat Lightspeed Financing Warrants, a reduction in revenue and higher impairment recognized on our orbital slots, satellites and goodwill. This was partially offset by variation in foreign exchange gain (loss) on the conversion of U.S. dollar debt into Canadian dollars.

For a discussion of our results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to the “Operating and Financial Review and Prospects” section of our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 27, 2025.

Revenue

	Years ended December 31,		% Increase (Decrease)
($ millions except percentages)	2025	2024
Broadcast	$196.2	$274.4	(28.5)%
Enterprise	206.6	267.8	(22.8)%
Consulting and other	15.1	28.9	(47.6)%
Revenue	$418.0	$571.0	(26.8)%

Total revenue for the year ended December 31, 2025, as expected, decreased by $153.1 million to $418.0 million compared to $571.0 million for the prior year as Broadcast revenue decreased by $78.2 million and Enterprise revenue decreased by $61.1 million.

The decrease in Broadcast revenue was primarily due to the full year impact of a lower rate on the renewal of a long-term agreement with a direct-to-home (“DTH”) customer in the fourth quarter of 2024, the non-renewal of an agreement with that same customer in the second quarter of 2025 on a satellite that reached the end of its station kept life, and the full year impact of the termination of service from another DTH customer in the third quarter of 2024, impacting our GEO business segment.

The decrease in Enterprise revenue was primarily due to reductions of services to certain customers, in particular services for an Indonesian rural broadband program as well as lower revenue from aero and maritime markets, impacting our GEO business segment. The full year impact of the sale of our Infosat subsidiary in August 2024 also negatively impacted our revenue in 2025 in our GEO business segment.

Consulting and other revenue decreased by $13.7 million for the year ended December 31, 2025, when compared to the prior year primarily due to reduced consulting services provided to NASA Goddard Space Flight Center by our LEO business segment.

Expenses

	Years ended December 31,		% Increase (Decrease)
($ millions except percentages)	2025	2024
Depreciation	$104.7	$127.3	(17.7)%
Amortization	44.2	11.3	289.7%
Operating expenses	211.8	207.8	1.9%
Other operating (gains) losses, net	361.2	264.9	36.3%
Total expenses	$721.8	$611.3	110.5%

Depreciation

Depreciation of satellites, property and other equipment decreased by $22.6 million for the year ended December 31, 2025, when compared to the prior year. The decrease resulted from our Telstar 11N satellite and Nimiq 5 satellite reaching the end of their useful lives, for accounting purposes, in 2024.

Amortization

Amortization of intangible assets increased by $32.8 million for the year ended December 31, 2025, when compared to the prior year as we started to amortize orbital slots, which were transferred from indefinite life assets to finite life assets effective January 1, 2025.

Operating Expenses

	Years ended December 31,		% Increase (Decrease)
($ millions except percentages)	2025	2024
Compensation and employee benefits	$92.6	$110.3	(16.1)%
Other operating expenses	96.4	59.5	62.2%
Cost of sales	22.7	38.0	(40.1)%
Operating expenses	$211.8	$207.8	1.9%

Compensation and employee benefits decreased by $17.7 million for the year ended December 31, 2025, in comparison to the prior year. The decrease was primarily due to higher capitalized engineering relating to LEO and lower share-based compensation, partially offset by an increase in wages and benefits relating to 170 employees and contractors added during the year, primarily in the LEO business segment.

Other operating expenses increased by $37.0 million for the year ended December 31, 2025, in comparison to the prior year. The increases were primarily due to higher legal and other professional fees in our GEO business segment resulting from the equity distribution of the Telesat Lightspeed business and activities associated with the upcoming Telesat Canada Debt maturities.

Cost of sales decreased by $15.2 million for the year ended December 31, 2025, when compared to the prior year. The decrease was primarily due to lower consulting costs in our LEO business segment tied to lower consulting revenue from NASA Goddard Space Flight Center.

Other Operating Gains (Losses), Net

	Years ended December 31,
($ millions)	2025	2024
Impairment	$(365.2)	$(267.0)
Gain on disposal of subsidiaries	0.2	2.6
Other	3.8	(0.5)
Other operating gains (losses), net	$(361.2)	$(264.9)

Other operating gains (losses), net for the year ended December 31, 2025 primarily related to the impairment of goodwill, orbital slots and satellites related to our GEO business segment.

Other operating gains (losses), net for the year ended December 31, 2024 primarily related to the impairment on certain orbital slots and the Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites.

Interest Expense

	Years ended December 31,		% Increase (Decrease)
($ millions except percentages)	2025	2024
Debt service costs	$232.8	$227.4	2.4%
Interest on significant financing component	12.3	13.8	(11.1)%
Interest on satellite performance incentive payments	0.9	1.1	(18.4)%
Interest on employee benefit plans, net	(1.1)	(0.2)	612.0%
Interest on leases	2.1	1.5	38.8%
Capitalized interest	(29.4)	—	100.0%
Interest expense	$217.7	$243.8	(10.7)%

Interest expense included interest related to our debt, as well as interest related to our derivative instruments, significant financing components on certain revenue agreements, satellite performance incentive payments, employee benefit plans, leases and capitalized interest.

Debt service costs increased by $5.4 million for the year ended December 31, 2025 when compared to the prior year. The increases were primarily due to $29.4 million of interest on the Telesat Lightspeed Financing under which first draws occurred in 2025, partially offset by lower interest rates on the Term Loan B and lower amount of debt outstanding due to our repurchases of US$270.2 million of the Telesat Canada Debt in 2024 and 2025. In total, since 2023, we have repurchased US$697.2 million of outstanding Telesat Canada Debt. All interest expense incurred on the Telesat Lightspeed Financing was capitalized to the Telesat Lightspeed constellation.

Interest expense on significant financing component decreased by $1.5 million for the year ended December 31, 2025, when compared to the prior year as the balance of revenue agreements with a significant financing component is lower.

Gain on Repurchase of Debt

	Years ended December 31,
($ millions)	2025	2024
Gain on repurchase of debt	$6.9	$202.5

The gain on repurchase of debt for the year ended December 31, 2025 resulted from our repurchases of 2027 Senior Unsecured Notes with a principal amount of $11.4 million (US$8.2 million) in exchange for $4.5 million (US$3.3 million).

The gain on repurchase of debt for the year ended December 31, 2024 resulted from our repurchases of: 2027 Senior Unsecured Notes with a principal amount of $100.4 million (US$73.8 million) in exchange for $30.4 million (US$22.3 million); 2027 Senior Secured Notes with a principal amount of $103.3 million (US$75.0 million) in exchange for $48.4 million (US$35.1 million); 2026 Senior Secured Notes with a principal amount of $16.4 million (US$12.0 million) in exchange for $8.0 million (US$5.9 million); and a portion of the Term Loan B with a principal amount of $137.9 million (US$101.2 million) in exchange for $69.1 million (US$50.7 million).

Interest and Other Income

	Years ended December 31,
($ millions)	2025	2024
Interest and other income	$26.2	$23.3

Interest and other income increased by $2.9 million for the year ended December 31, 2025, when compared to the prior year. The increase was primarily due to changes in our Other Post-Employment Benefit plans positively impacting our liability.

Foreign Exchange and Derivatives

	Years ended December 31,
($ millions)	2025	2024
Gain (loss) on changes in fair value of financial instruments	$(215.3)	$(12.8)
Gain (loss) on foreign exchange	$106.2	$(244.5)

The loss on changes in fair value of financial instruments for the year ended December 31, 2025 was $215.3 million compared to loss of $12.8 million for the year ended December 31, 2024, an increase of $202.6 million. The variation is related to the changes in the fair value of the derivative liabilities associated with the warrants issued in conjunction with the Telesat Lightspeed Financing.

The foreign exchange gain for the year ended December 31, 2025 was $106.2 million compared to a foreign exchange loss of $244.5 million for the year ended December 31, 2024, resulting in a favorable change of $350.7 million. The gain for the year ended December 31, 2025, resulted from the weakening of the U.S. dollar compared to Canadian dollar at year end compared to December 31, 2024 and the resulting primarily from the impact of the translation of our U.S. dollar and Canadian dollar denominated indebtedness and our Canadian dollar derivative warrant liabilities.

The loss for the year ended December 31, 2024 was mainly the result of a stronger U.S. dollar to Canadian dollar compared to December 31, 2023 and the resulting unfavorable impact on the translation of our U.S. dollar denominated Telesat Canada Debt.

Below are the foreign exchange rates used for our audited consolidated financial statements and this MD&A:

	2025	2024	2023
US$ to $ spot rate as at December 31,	1.3724	1.4384	1.3243
US$ to $ average rate for the year ended December 31,	1.3975	1.3700	1.3493

Income Taxes

	Years ended December 31,
($ millions)	2025	2024
Current tax expense	$13.0	$50.9
Deferred tax expense (recovery)	(80.3)	(64.0)
Tax expense (recovery)	$(67.4)	$(13.0)

The tax recovery for the year ended December 31, 2025, was $54.3 million higher than the prior year. The variation was primarily due to lower operating income, higher asset impairment charges, and a reduced gain on debt repurchases, partially offset by lower interest expense and favorable foreign exchange gains.

Backlog

Our backlog represents future cash inflows from capacity allocation or service delivery contracts. As of December 31, 2025, GEO backlog was $0.8 billion (December 31, 2024 - $1.1 billion) and represents our expected future revenue from existing GEO service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. As at December 31, 2025, we have entered into customer agreements to provide service on Telesat Lightspeed that aggregate to $1.0 billion in cash inflows.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience an in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement, and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand and short-term investments.

We expect our GEO backlog as at December 31, 2025 to be recognized as follows:

($ millions)	2026	2027	2028	2029	2030	Thereafter
Backlog	$283.4	$191.0	$104.0	$79.7	$55.9	$112.7

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at December 31, 2025, we had $509.8 million of cash and short-term investments, including $303.2 million held in Non-Guarantor subsidiaries. We also have in aggregate $1.85 billion of Telesat Lightspeed Financing available to draw, subject to certain conditions, to finance the deployment of the Telesat Lightspeed constellation.

Cash Flows generated from Operating Activities

Cash generated from operating activities for the year ended December 31, 2025 was $66.7 million, a $4.2 million increase compared to the prior year as the reduction in adjusted EBITDA was more than offset by the receipt of certain other receivables outstanding as of December 31, 2024.

Cash Flows (used in) generated from Investing Activities

Cash used in investing activities for the year ended December 31, 2025 was $761.2 million, down from $1,091.6 million in 2024. This consisted primarily of capital expenditures associated with the Telesat Lightspeed constellation in both years.

Cash Flows (used in) generated from Financing Activities

Cash generated in financing activities for the year ended December 31, 2025 was $672.4 million. This was primarily due to $689.8 million of drawings under the Telesat Lightspeed Financing to fund capital expenditures associated with the Telesat Lightspeed constellation.

In the prior year, cash used in financing activities was $170.2 million primarily due to the repurchase of US$262.0 million of our Telesat Canada Debt for cash $155.9 million in cash.

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

The costs that were incurred in connection with this program to date are summarized below:

	Years ended December 31,
($ millions)	2025	2024	2023
Satellites, property and other equipment	$686.2	$1,088.4	$106.9
Intangible assets	—	—	16.4
Operating expenses	69.3	77.4	48.3
Total costs incurred	$755.5	$1,165.8	$171.6

Total research and development costs for Telesat Lightspeed for the year ended December 31, 2025 decreased by $410.3 million to $755.5 million, when compared to the prior year. The variation was primarily driven by our investment activities in the Telesat Lightspeed program.

The following claims against the government grant have been made against the costs incurred associated with the program:

	Years ended December 31,
($ millions)	2025	2024	2023
Satellites, property and other equipment	$—	$5.4	$15.0
Operating expenses	3.6	8.0	4.5
Total claims	$3.6	$13.4	$19.5

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts. We believe cash and short-term investments as at December 31, 2025 and cash flows from operating activities expected to be generated in 2026 will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest on our indebtedness. Similarly, we believe our drawings on our Telesat Lightspeed Financing will be adequate to cover the cost of the operating activities and ongoing development, construction and global service deployment of the Telesat Lightspeed constellation for our LEO business.

The Telesat Canada Term Loan B and Senior Notes are scheduled to mature between December 2026 and October 2027, resulting in significant obligations that will require repayment or refinancing. These maturities will create liquidity pressure if not addressed.

The Company has approximately $509.8 million of cash and cash equivalent of which $206.6 million is held within Telesat Canada as at December 31, 2025. The Company and Telesat Canada expect to generate sufficient cash flow to meet the requirements of their respective ongoing operations and debt servicing costs for the reasonably foreseeable future, including at least the one-year period following the date of the financial statements. However, the Company’s consolidated cash flows and cash resources alone, which includes those of Telesat Canada, are not expected to be sufficient to meet Telesat Canada’s debt maturity obligations as they come due.

Management is therefore actively engaged in discussions with lenders’ advisors about refinancing the Telesat Canada Debt. However, these refinancing activities are dependent on a number of factors outside of the Company’s control. As such, there can be no assurance that these refinancing initiatives will be completed successfully. This material uncertainty, that relates solely to the upcoming Telesat Canada Debt maturities in December 2026, casts substantial doubt as to Telesat Canada’s ability to meet its obligations as they come due.

The debt obligations of Telesat Canada are guaranteed by certain direct and indirect subsidiaries of Telesat Canada (“Guarantor Entities”) and the obligation for repayment of the credit facilities and senior secured notes upon maturity does not extend beyond these Guarantor Entities. Other entities within the Telesat group, other than Guarantor Entities (“Non-Guarantor Entities”) are primarily focused on the Telesat Lightspeed project. The entities responsible for the Telesat Lightspeed project have a segregated funding source to permit the build out of that project that includes the ability to acquire any necessary intercompany services, such as personnel, occupancy, and information systems, currently provided to Telesat LEO ULC by Telesat Canada up to a specified maximum.

We are building our Telesat Lightspeed constellation in Telesat LEO ULC and intend to complete the deployment of, operate and commercialize our Telesat Lightspeed constellation through this entity. Telesat LEO ULC is an indirect wholly owned subsidiary of Telesat Corporation. Telesat LEO ULC is not a guarantor of the Telesat Canada Debt.

The construction of any satellite replacement or expansion program, including expansion of the Telesat Lightspeed constellation, will require significant capital expenditures and is expected to be fully funded by Telesat Lightspeed Financing, vendor financing, equity investments, including through the issuance of public equity, additional secured or unsecured debt financing, and government sources. We may also raise additional funding for expansion of the Telesat Lightspeed constellation through the issuance of additional equity of, or debt at, our LEO Non-Guarantor subsidiaries which own, and will operate and commercialize, the Telesat Lightspeed constellation. However, our ability to access these sources of funding is not guaranteed.

Debt

Debt held in Telesat Canada consisted of: Senior Secured Credit Facilities comprised of two outstanding secured credit facilities, which included a revolving facility that matured and extinguished in 2024 and a Term Loan B maturing in December 2026; 6.5% senior unsecured notes due in October 2027 (“2027 Senior Unsecured Notes”); 4.875% senior secured notes due in June 2027 (“2027 Senior Secured Notes”); and 5.625% senior secured notes due in December 2026 (“2026 Senior Secured Notes”), collectively known as “Telesat Canada Debt”.

Senior Secured Credit Facilities

The obligations under the credit agreement governing our Senior Secured Credit Facilities (the “Credit Agreement”) and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat Canada and certain of its subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

As of December 31, 2025, our Senior Secured Credit Facilities are comprised only of the following:

Term Loan B

Telesat Canada’s Term Loan B is a US$1,908.5 million facility maturing in December 2026. As at December 31, 2025, the outstanding balance was US$1,320.5 million.

The Term Loan B bear interest, at Telesat Canada’s option, at either (i) a floating rate based on the base rate, plus an applicable margin of 1.75% or (ii) a floating rate based on SOFR, plus an applicable margin of 2.75% plus a small credit spread adjustment.

Senior Notes

Telesat Canada’s Senior Notes comprise the 2026 Senior Secured Notes, the 2027 Senior Secured Notes and the 2027 Senior Unsecured Notes. The 2027 Senior Secured Notes, initially in the amount of US$400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027. As at December 31, 2025, the balance outstanding was US$225.0 million. The 2026 Senior Secured Notes, initially in the amount of US$500.0 million in aggregate bear interest at an annual rate of 5.625% and are due in December 2026. As at December 31, 2025, the balance outstanding was US$387.0 million. Our 2027 Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of our assets, excluding the assets relating to the Telesat Lightspeed business, which assets are held by the LEO Non-Guarantors.

The 2027 Senior Unsecured Notes in the original principal amount of US$550.0 million, bear interest at an annual rate of 6.5% and are due in October 2027. As at December 31, 2025, the balance outstanding was US$213.0 million.

The indentures governing the Senior Notes include covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, and effect mergers with another entity, in each case subject to exceptions provided in such indentures.

During the year ended December 31, 2025, we repurchased principal amount of $11.4 million (US$8.2 million) of 2027 Senior Unsecured Notes for consideration of $4.5 million (US$3.3 million). The repurchase resulted in a gain on repurchase of debt of $6.9 million (US$4.9 million). The repurchase also resulted in a write-off of the related debt issue costs and prepayment options.

Term Loan B and 2026 Senior Secured Notes Refinancing

Our Term Loan B and 2026 Senior Secured Notes issued by Telesat Canada, are scheduled to mature in December 2026, resulting in substantial obligations that will require repayment or refinancing. The Company and Telesat Canada’s current projections indicate that cash flows from operations and assets of the company are expected to be sufficient to meet the company’s contractual obligations (other than the aforementioned debt maturities) for the reasonably foreseeable future, including at least the one-year period following the date of the financial statements. However, the Company’s consolidated cash flows alone, which includes those of Telesat Canada, are not expected to be sufficient to satisfy the obligations related to the settlement of the debt instruments as they become due in December 2026. For further discussion on management’s activity to manage liquidity & capital resources risk, refer to Liquidity & Capital Resources Note – Liquidity.

Telesat Lightspeed Financing — Senior Secured Term Loan Facilities

To fund Telesat Lightspeed, on September 13, 2024, Telesat LEO, (a LEO Non-Guarantor and wholly-owned subsidiary of Telesat), entered into the Telesat Lightspeed Financing with the GoC and GoQ for senior secured non-revolving delayed draw term loan facilities in the principal amount of $2,140 million and $400 million, respectively.

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

Unless accelerated on an event of default as defined in the Telesat Lightspeed Financing, principal repayment of the loan is required on a semi-annual installment basis in 10 years commencing one year after initial project completion date subject to the mandatory repayment of the full amount by the 15th anniversary of the initial draw on the loan. The amount of each semi-annual installment will be calculated as a percentage of the total loan amount as prescribed in the loan agreement.

In addition to the regular repayment, we will also be required to make mandatory prepayment or repayment under certain circumstances including in cases when Telesat LEO has excess cash flow. The Telesat Lightspeed Financing also provides a full or partial prepayment option to Telesat LEO.

The Telesat Lightspeed Financing includes both financial and non-financial covenants, with which we must comply.

As consideration for the Telesat Lightspeed Financing, Telesat LEO, before the initial draw on the loan, on November 15, 2024, entered into an agreement with the GoC and the GoQ which irrevocably granted warrants equivalent to 11.87% of common shares in the equity of Telesat LEO on a fully diluted basis (“Telesat Lightspeed Financing Warrants”). The Telesat Lightspeed Financing Warrants are exercisable in whole or in part, at any time after the second anniversary of the date of their original issuance (November 15, 2026) and up to 10 years from the issuance date (November 15, 2034) subject to certain terms and conditions of the warrant agreement based upon an equity valuation of US$3 billion for Telesat LEO. In connection with a corporate reorganization of Telesat LEO completed in September 2025, the Telesat Lightspeed Financing Warrants became exercisable for 11.87% of the limited partnership units of Lightspeed LEO Limited Partnership, a limited partnership which holds all of the Telesat LEO shares.

On initial recognition, the Telesat Lightspeed Financing Warrants were recorded against other current and long-term assets with the derivative recorded against other current and long-term financial liabilities. The initial fair value impact, as at November 15, 2024, of the Telesat Lightspeed Financing Warrants was $604.3 million. As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the current and long-term assets are transferred to the debt issue costs against the long-term indebtedness. These balances are amortized to the statement of income (loss) using the effective interest method. The carrying amount against the indebtedness as of December 31, 2025 was $157.1 million.

Debt issue costs of $37.5 million were incurred in connection with the Telesat Lightspeed Financing. These balances are recorded against prepaid expenses and other current assets and long-term assets. As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the prepaid expenses and other current assets and long-term assets are transferred to the debt issue costs against the long-term indebtedness. The liability is subsequently amortized using the effective interest method. The carrying amount against the indebtedness as of December 31, 2025 was $9.8 million.

For the derivatives recorded against the current and long-term financial liabilities, the balances are marked to market at each reporting date thereafter in the statement of income (loss) as part of the gain (loss) on changes in fair value of financial instruments.

The Telesat Lightspeed Financing is secured by substantially all of the assets relating to the Telesat Lightspeed business, which assets are held by the LEO Non-Guarantors. As at November 15, 2024, all conditions precedent to drawdown of the loans under the Telesat Lightspeed Financing were met.

As at December 31, 2025, $716.2 million of the Telesat Lightspeed Financing was outstanding of which $603.4 million and $112.8 million was outstanding with the GoC and GoQ, respectively. The balance consists of $690.0 million of draws combined with $26.1 million of interest which was capitalized to the principal on the loan facility. The interest capitalized against the loan facility was split between $22.0 million and $4.1 million with the GoC and GoQ, respectively.

Covenant Compliance

As of the date hereof, we were in compliance with the financial covenants of our Telesat Canada Debt and the Telesat Lightspeed Financing.

As at December 31, 2025, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 9.63:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 8.64:1.00.

Debt Service Cost

The interest expense on our Telesat Canada Debt for the year ended December 31, 2025 was $202.1 million (December 31, 2024 — $226.6 million). The interest expense on our Telesat Lightspeed Financing for the year ended December 31, 2025 was $29.4 million, which was capitalized against the assets under construction. Interest expense excludes the amortization of our deferred financing costs, prepayments options, warrants and loss on repayment.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates. As at December 31, 2025, there were no interest rate or currency derivatives that were outstanding.

We have embedded derivatives on certain of our Telesat Canada Debt that are accounted for separately at fair value. These embedded derivatives are related to the prepayment option on our 2027 Senior Unsecured Notes, the prepayment option on our 2027 Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes. As at December 31, 2025 and 2024, the fair value of the embedded derivatives related to the prepayment option on our 2027 Senior Unsecured Notes, 2027 Senior Secured Notes and 2026 Senior Secured Notes was $Nil.

In addition, we have embedded derivatives associated with the Telesat Lightspeed Financing with the GoC and GoQ. As part of the Telesat Lightspeed Financing, Telesat LEO issued the Telesat Lightspeed Financing Warrants representing 11.87% of its total shares on a fully diluted basis, with standard anti-dilution adjustments. In connection with a corporate reorganization of Telesat LEO completed in September 2025, the Telesat Lightspeed Financing Warrants became exercisable for 11.87% of the limited partnership units of Lightspeed LEO Limited Partnership, a limited partnership which holds all of the Telesat LEO shares.

As at December 31, 2025, the fair value of the embedded derivatives with respect to the Telesat Lightspeed Financing Warrants were $832.4 million (December 31, 2024 — $617.1 million). As the warrants could be exercised at any time after November 15, 2026, we presented the derivative liabilities as current. We believe it is highly unlikely that the warrants will be exercised by the GoC and GoQ over the next twelve months as the underlying units of Lightspeed LEO Limited Partnership are illiquid and contain limitations to the unitholder’s ability to further monetize their investment.

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

MATERIAL CASH REQUIREMENTS

A summary of the material cash requirements that are due in each of the next five years and after 2030 are summarized the table below:

($ millions)	2026	2027	2028	2029	2030	Thereafter	Total
Satellite performance incentive payments, including interest(1)	$4.1	$2.6	$2.5	$2.5	$2.5	$0.6	$14.8
Telesat Canada Debt(2)	$2,343.5	$601.2	$—	$—	$—	$—	$2,944.7
Interest on Telesat Canada Debt(2)	$181.4	$26.5	$—	$—	$—	$—	$207.9
Telesat Lightspeed Financing(3)	$—	$—	$115.2	$288.0	$403.1	$2,073.3	$2,879.6
Interest on Telesat Lightspeed Financing(3)	$—	$—	$101.2	$190.2	$169.3	$477.9	$938.6
Lease liabilities(4)	$4.8	$4.8	$4.6	$4.9	$4.7	$33.5	$57.3
Property lease commitments(5)	$1.2	$1.2	$1.2	$1.2	$1.2	$11.7	$17.7
Commitments for capital expenditures(6)	$506.1	$6.2	$—	$—	$—	$—	$512.3
Other operating commitments(7)	$23.7	$13.3	$12.6	$13.6	$12.3	$35.4	$110.9
Contributions to defined benefit plans(8)	$2.2	$—	$—	$—	$—	$—	$2.2

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

          As of the date of this report, the Term Loan B and 2026 Senior Secured Notes are scheduled to mature in December 2026, resulting in substantial obligations that will require repayment or refinancing. For further discussion, refer to Liquidity & Capital Resources Note – Liquidity.

(3)      Balance relates to our Telesat Lightspeed Financing and all corresponding interest thereon, excluding the impact of the amortization of deferred financing costs and warrants. No payments are required over the next twelve months. The contractual cash flows for Telesat Lightspeed Financing include anticipated future drawings and mandatory repayments against the loan.

(4)      Balance relates to payments to be made in connection with leases. Over the next twelve months, the payments will be made through the usage of cash and short-term investments or cash flows from operating activities, or funds available under Telesat Lightspeed Financing.

(5)      Property lease commitments consist of off-balance sheet contractual obligations for land or building usage. Over the next twelve months, the payments will be made through the usage of cash and short-term investments, cash flows from operating activities, or funds available under Telesat Lightspeed Financing.

(6)      We have entered into contracts for the development of our Telesat Lightspeed constellation and other capital expenditures. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or funds available under Telesat Lightspeed Financing.

(7)      Other operating commitments consisted of third-party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. Over the next twelve months, the payments will be made through the usage of cash and short-term investments, cash flows from operating activities or funds available under the Telesat Lightspeed Financing.

(8)      Over the next twelve months, contributions to the defined benefit pension plans will be made through the usage of cash and short-term investments and cash flows from operating activities. Certain contributions subsequent to 2026 are not quantifiable as they are largely dependent on the result of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.

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

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars or in cases where transactions are in Canadian dollars where the functional currency is other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments combined with the Canadian dollar indebtedness and derivative liabilities held in a subsidiary with other than a Canadian functional currency. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. currency, and in certain cases Canadian currency, exposes us to foreign exchange risks.

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

Years ended December 31,	2025	2024
Revenue	47.1%	52.6%
Operating expenses	52.1%	45.0%
Interest on our indebtedness	87.4%	100.0%

We use, from time to time, currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness. Our policy is that we do not use derivative instruments for speculative purposes. As at December 31, 2025, we have no currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have (decreased) increased our net income (loss) as at December 31, 2025 by $113.0 million and increased (decreased) our other comprehensive income by $34.2 million. This would have also increased (decreased) our indebtedness by $147.2 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $14.5 million, increased (decreased) our net income by $0.9 million and increased (decreased) our other comprehensive income by $15.5 million as at and for the year ended December 31, 2025.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the year ended December 31, 2025, as summarized in the table below:

($ millions)
Revenue	$9.8
Operating expenses	$5.3
Interest on our indebtedness	$10.2

The sensitivity analyses above assume that all other variables remain constant.

Through our Telesat Canada U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective year, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at December 31, 2025.

($ millions, beginning of year)	2026	2027	2028	2029	2030
Term Loan B	$1,812.3	$—	$—	$—	$—
2027 Senior Unsecured Notes	292.4	292.4	—	—	—
2026 Senior Secured Notes	531.2		—	—	—
2027 Senior Secured Notes	308.8	308.8	—	—	—
U.S. dollar denominated debt balances	$2,944.7	$601.2	$—	$—	$—

Through our Telesat LEO Canadian dollar denominated indebtedness, we are exposed to foreign exchange fluctuations, as Telesat LEO has a U.S. dollar functional currency. The following table contains our existing and anticipated drawings on the Canadian dollar denominated indebtedness balances at the beginning of each respective period. The balances are net of our scheduled debt repayments.

($ millions, beginning of period)	2026	2027	2028	2029	2030	Thereafter
Telesat Lightspeed Financing	$716.1	$1,699.5	$2,781.0	$2,764.3	$2,476.4	$2,073.3

Interest Rate Risk

We are exposed to interest rate risk on our cash, short-term investments and on our Term Loan B and Telesat Lightspeed Financing, which have variable interest rates. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness. Our policy is that we do not use derivative instruments for speculative purposes. In the past, we entered into interest rate swaps to hedge the interest rate risk associated with the variable interest rate on the U.S. denominated Term Loan B. There were no outstanding interest rate swaps as at December 31, 2025 or as at December 31, 2024.

If the interest rates on our variable rate debt increased (decreased) by 0.25%, the result would be a decrease (increase) of $5.5 million to our net income for year ended December 31, 2025, excluding any impact from interest which would be capitalized against the Telesat Lightspeed constellation.

The following table contains the balance of the Term Loan B and Telesat Lightspeed Financing at the beginning of each respective year, net of our scheduled repayments, and based on the foreign exchange rate as at December 31, 2025.

($ millions, beginning of period)	2026	2027	2028	2029	2030	Thereafter
Term Loan B	$1,812.3	$—	$—	$—	$—	$—
Telesat Lightspeed Financing(1)	716.1	1,699.5	2,781.0	2,764.3	2,476.4	2,073.3
Debt balances exposed to interest rate fluctuation	$2,528.4	$1,699.5	$2,781.0	$2,764.3	$2,476.4	$2,073.3

____________

(1)      The contractual cash flows for Telesat Lightspeed Financing include anticipated future drawings and mandatory repayments against the loan.

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

	Years ended December 31,
($ millions)	2025	2024
Net income (loss)	$(530.2)	$(302.5)
Tax expense (recovery)	(67.4)	(13.0)
(Gain) loss on changes in fair value of financial instruments	215.3	12.8
(Gain) loss on foreign exchange	(106.2)	244.5
Interest and other income	(26.2)	(23.3)
Interest expense	217.7	243.8
Gain on repurchase of debt	(6.9)	(202.5)
Depreciation	104.7	127.3
Amortization	44.2	11.3
Other operating (gains) losses, net	361.2	264.9
Non-recurring compensation expenses(1)	2.3	2.9
Non-cash expense related to share-based compensation	4.1	17.6
Adjusted EBITDA	$212.7	$383.7

Revenue	$418.0	$571.0
Adjusted EBITDA Margin	50.9%	67.2%

____________

(1)      Includes severance payments, special compensation and benefits for employees.

Adjusted EBITDA for Telesat Corporation decreased by $171.0 million for the year ended December 31, 2025, when compared to the prior year. The decrease was primarily due to a decrease in revenues.

Consolidated EBITDA for Covenant Purposes

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

The following is a reconciliation of net income (loss), which is an IFRS Accounting Standards measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at https://www.sec.gov and at https://www.sedarplus.ca.

($ millions)	Year Ended December 31, 2025	Year Ended December 31, 2024
Net income (loss)	$(530.2)	$(302.5)
Impact of unrestricted subsidiaries	(59.3)	58.6
Consolidated income (loss) for Covenant Purposes	(589.5)	(243.9)
Plus:
Income taxes (Note 1)	(66.2)	(22.3)
Interest expense (Note 1)	195.4	219.6
Depreciation and amortization expense (Note 1)	144.7	136.5
Non-cash share-based compensation and pension expense (Note 1)	6.7	20.0
Impairment	365.2	267.0
Other	13.9	16.6
Increased (decreased) by:
(Gain) loss on repurchase of debt	(6.9)	(202.5)
Loss on disposal of assets related to amalgamation of unrestricted subsidiaries	379.5	—
Non-cash (gains) losses resulting from changes in foreign exchange rates (Note 1)	(148.4)	255.9
Consolidated EBITDA for Covenant Purposes	$294.4	$446.9

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

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at December 31, 2025	As at December 31, 2024
Senior Secured Credit Facilities & Telesat Canada Debt:
Term Loan B	$1,812.3	$1,889.5
2027 Senior Unsecured Notes	292.4	318.2
2026 Senior Secured Notes	531.2	566.7
2027 Senior Secured Notes	308.8	323.6
	2,944.6	3,098.0
Adjustments for covenant purposes:
Add: lease liabilities	29.7	31.6
Consolidated Total Debt	2,974.4	3,129.9
Less: Cash and cash equivalents (max. US$100 million)	(137.2)	(143.8)
Consolidated Total Net Debt for Covenant Purposes	$2,837.2	$2,985.8

Consolidated Total Debt	$2,974.4	$3,129.9
Less: Unsecured debt (2027 Senior Unsecured Notes)	(292.4)	(318.2)
Consolidated Total Secured Debt	2,682.0	2,811.6
Less: Cash and cash equivalents (max. US$100 million)	(137.2)	(143.8)
Consolidated Total Secured Net Debt for Covenant Purposes	$2,544.8	$2,667.6

As at December 31, 2025, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 9.63:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 8.64:1.00.

Condensed Consolidating Financial Information

The condensed consolidating financial information reflects the investments, using the equity method of accounting, of Telesat in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries, and of the Guarantors in their Non-Guarantor subsidiaries. The financial information for the Non-Guarantor subsidiaries is in all material respects the financial information of the LEO Non-Guarantors, except as otherwise noted.

Telesat Corporation includes Telesat Partnership, Telesat CanHold Corporation, Telesat Can ULC, Loral Space & Communications Inc. and Loral Skynet Corporation.

Condensed Consolidating Statements of Income (Loss)
For the year ended December 31, 2025

	Telesat Corporation	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries		Adjustments	Consolidated
Revenue	$—	$326,389	$215,457	$5,202		$(129,092)	$417,956
Operating expenses	(4,017)	(225,429)	(38,003)	(73,415)		129,092	(211,772)
Depreciation	—	(13,639)	(81,688)	(3,871)		(5,516)	(104,714)
Amortization	—	(261)	(40,194)	(336)		(3,388)	(44,179)
Other operating gains (losses), net	4,834,103	396,231	(1,162,339)	(4,455,056	)(1)	25,894	(361,167)
Operating income (loss)	4,830,086	483,291	(1,106,767)	(4,527,476)		16,990	(303,876)
Income (loss) from equity investments	(5,388,635)	(2,258,789)	1,017,643	—		6,629,781	—
Interest expense	(172)	(204,818)	(16,903)	(730)		4,954	(217,669)
Gain on repurchase of debt	—	6,896	—	—		—	6,896
Interest and other income (expense)	305	65,796	5,792	13,596		(59,306)	26,183
Gain (loss) on changes in fair value of financial instruments	—	—	—	(215,338)		—	(215,338)
Gain (loss) on foreign exchange	(203)	139,080	271	(41,884)		8,945	106,209
Income (loss) before income taxes	(558,619)	(1,768,544)	(99,964)	(4,771,832)		6,601,364	(597,595)
Tax (expense) recovery	1,338	66,915	(597)	(206)		(72)	67,378
Net income (loss)	$(557,281)	$(1,701,629)	$(100,561)	$(4,772,038)		$6,601,292	$(530,217)

____________

(1)      Includes $2,035.6 million in Non-Guarantor subsidiaries not related to LEO.

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2025

	Telesat Corporation	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$(557,281)	$(1,701,629)	$(100,561)	$(4,772,038)	$6,601,292	$(530,217)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(76)	(41,405)	(5,670)	(99,745)	(64,425)	(211,321)
Other comprehensive income (loss) from equity investments	(146,820)	(37,285)	(41,945)	—	226,050	—
Items that will not be reclassified into profit or loss
Actuarial gain (loss) on defined benefit plans	3,395	11,252	77	—	—	14,724
Income tax on items that will not be reclassified to profit or loss	—	(2,969)	—	—	—	(2,969)
Total other comprehensive income (loss) from equity investments	8,360	77	—	—	(8,437)	—
Total other comprehensive income (loss)	(135,141)	(70,330)	(47,538)	(99,745)	153,188	(199,566)
Total comprehensive income (loss)	$(692,422)	$(1,771,959)	$(148,099)	$(4,871,783)	$6,754,480	$(729,783)

Condensed Consolidating Statements of Income (Loss)
For the year ended December 31, 2024

	Telesat Corporation	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$438,711	$304,889	$19,598	$(192,154)	$571,044
Operating expenses	(2,231)	(273,462)	(49,364)	(74,864)	192,154	(207,767)
Depreciation	—	(13,225)	(104,000)	(1,821)	(8,228)	(127,274)
Amortization	—	(242)	(2,548)	(330)	(8,217)	(11,337)
Other operating gains (losses), net	—	(4,847)	(238,609)	—	(21,475)	(264,931)
Operating income (loss)	(2,231)	146,935	(89,632)	(57,417)	(37,920)	(40,265)
Income (loss) from equity investments	9,822	(147,122)	1,609	—	135,691	—
Interest expense	(552)	(233,108)	(12,818)	370	2,351	(243,757)
Gain on repurchase of debt	—	202,493	—	—	—	202,493
Interest and other income (expense)	(3,040)	269,878	6,198	14,841	(264,563)	23,314
Gain (loss) on changes in fair value of financial instruments	—	—	—	(12,761)	—	(12,761)
Gain (loss) on foreign exchange	152	(255,380)	(524)	11,135	90	(244,527)
Income (loss) before income taxes	4,151	(16,304)	(95,167)	(43,832)	(164,351)	(315,503)
Tax (expense) recovery	(5,937)	26,126	(3,181)	(3,333)	(638)	13,037
Net income (loss)	$(1,786)	$9,822	$(98,348)	$(47,165)	$(164,989)	$(302,466)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2024

	Telesat Corporation	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$(1,786)	$9,822	$(98,348)	$(47,165)	$(164,989)	$(302,466)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(308)	20,636	11,660	178,114	161,918	372,020
Other comprehensive income (loss) from equity investments	210,410	189,774	49,668	—	(449,852)	—
Items that will not be reclassified into profit or loss
Actuarial gain (loss) on defined benefit plans	4,277	18,411	(60)	—	—	22,628
Income tax on items that will not be reclassified to profit or loss	—	(4,857)	13	—	—	(4,844)
Total other comprehensive income (loss) from equity investments	13,507	(47)	—	—	(13,460)	—
Total other comprehensive income (loss)	227,886	223,917	61,281	178,114	(301,394)	389,804
Total comprehensive income (loss)	$226,100	$233,739	$(37,067)	$130,949	$(466,383)	$87,338

Condensed Consolidating Statements of Income (Loss)
For the year ended December 31, 2023

	Telesat Corporation	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$598,083	$372,844	$14,850	$(281,616)	$704,161
Operating expenses	(1,721)	(360,514)	(72,632)	(51,301)	281,616	(204,552)
Depreciation	—	(36,190)	(146,087)	(1,396)	1,004	(182,669)
Amortization	—	(781)	(2,669)	(324)	(9,319)	(13,093)
Other operating gains (losses), net	—	(11,466)	(534,146)	(2,039)	812,650	264,999
Operating income (loss)	(1,721)	189,132	(382,690)	(40,210)	804,335	568,846
Income (loss) from equity investments	28,873	(391,196)	634	—	361,689	—
Interest expense	(74)	(259,223)	(13,767)	4	2,710	(270,350)
Gain on repurchase of debt	—	230,080	—	—	—	230,080
Interest and other income (expense)	726	106,710	2,831	44,663	(88,398)	66,532
Gain (loss) on foreign exchange	(626)	75,667	632	1,939	146	77,758
Income (loss) before income taxes	27,178	(48,830)	(392,360)	6,396	1,080,482	672,866
Tax (expense) recovery	2,362	77,703	(576)	(4,022)	(165,063)	(89,596)
Net income (loss)	$29,540	$28,873	$(392,936)	$2,374	$915,419	$583,270

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the year ended December 31, 2023

	Telesat Corporation	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$29,540	$28,873	$(392,936)	$2,374	$915,419	$583,270
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	904	(4,559)	(10,306)	(18,236)	(18,788)	(50,985)
Other comprehensive income (loss) from equity investments	(33,101)	(28,542)	(13,926)	—	75,569	—
Items that will not be reclassified into profit or loss
Actuarial gain (loss) on defined benefit plans	1,246	(6,119)	(177)	—	—	(5,050)
Income tax on items that will not be reclassified to profit or loss	—	1,628	37	—	—	1,665
Total other comprehensive income (loss) from equity investments	(4,631)	(140)	—	—	4,771	—
Total other comprehensive income (loss)	(35,582)	(37,732)	(24,372)	(18,236)	61,552	(54,370)
Total comprehensive income (loss)	$(6,042)	$(8,859)	$(417,308)	$(15,862)	$976,971	$528,900

Condensed Consolidating Balance Sheets
As at December 31, 2025

	Telesat Corporation	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$11,756	$166,211	$38,948	$292,883	$—	$509,798
Trade and other receivables	1,136	28,383	7,282	21,621	—	58,422
Other current financial assets	—	2,274	187	35	(2,066)	430
Intercompany receivables	11,240	228,848	71,194	188	(311,470)	—
Current income tax recoverable	5,114	—	1,622	128	(912)	5,952
Prepaid expenses and other current assets	3,034	5,801	1,776	246,799	46	257,456
Total current assets	32,280	431,517	121,009	561,654	(314,402)	832,058
Satellites, property and other equipment	—	70,373	314,349	2,330,533	1,453	2,716,708
Deferred tax assets	—	—	13,561	—	(9,330)	4,231
Other long-term financial assets	—	39,120	3,950	87	(24,874)	18,283
Long-term income tax recoverable	—	6,993	—	—	—	6,993
Other long-term assets	26,356	110,122	—	232,937	(758)	368,657
Intangible assets	—	1,342	316,315	151,844	(27,223)	442,278
Investment in affiliates	(287,590)	1,037,827	(71,057)	—	(697,180)	—
Goodwill	—	218,381	—	—	1,996,194	2,214,575
Total assets	$(228,954)	$1,915,675	$698,127	$3,277,055	$941,880	$6,603,783

Liabilities
Trade and other payables	$275	$18,868	$6,193	$32,111	$—	$57,447
Other current financial liabilities	—	21,564	5,707	832,432	(2,066)	857,637
Intercompany payables	2,535	73,895	231,413	3,626	(311,469)	—
Income taxes payable	—	3,757	—	589	(1,574)	2,772
Other current liabilities	118	35,202	16,589	6,476	46	58,431
Current indebtedness	—	2,341,145	—	—	—	2,341,145
Total current liabilities	2,928	2,494,431	259,902	875,234	(315,063)	3,317,432
Long-term indebtedness	—	603,213	—	549,249	—	1,152,462
Deferred tax liabilities	—	72,446	—	26,467	(6,922)	91,991
Other long-term financial liabilities	199	16	34,751	—	(24,875)	10,091
Other long-term liabilities	—	116,526	136,845	9,598	(758)	262,211
Total liabilities	3,127	3,286,632	431,498	1,460,548	(347,618)	4,834,187
Total shareholders’ equity	(232,081)	(1,370,957)	266,629	1,816,507(1)	1,289,498	1,769,596
Total liabilities and shareholders’ equity	$(228,954)	$1,915,675	$698,127	$3,277,055	$941,880	$6,603,783

____________

(1)      Includes $928.0 million in Non-Guarantor subsidiaries not related to LEO.

Condensed Consolidating Balance Sheets
As at December 31, 2024

	Telesat Corporation	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$5,893	$150,425	$59,066	$336,680	$—	$552,064
Trade and other receivables	1,128	34,557	16,769	106,476	—	158,930
Other current financial assets	—	226	333	6	—	565
Intercompany receivables	2,017	237,804	12,885	284	(252,990)	—
Current income tax recoverable	1,817	26,602	823	526	(515)	29,253
Prepaid expenses and other current assets	—	4,735	6,716	273,836	(4,827)	280,460
Total current assets	10,855	454,349	96,592	717,808	(258,332)	1,021,272
Satellites, property and other equipment	—	81,255	467,204	1,721,521	7,163	2,277,143
Deferred tax assets	—	—	12,837	—	(9,778)	3,059
Other long-term financial assets	—	48,301	4,537	81	(43,152)	9,767
Long-term income tax recoverable	—	6,993	—	—	—	6,993
Other long-term assets	—	99,987	—	416,520	—	516,507
Intangible assets	—	362	363,320	188,774	(54,990)	497,466
Investment in affiliates	471,533	2,719,014	178,010	—	(3,368,557)	—
Goodwill	—	549,162	—	—	2,063,810	2,612,972
Total assets	$482,388	$3,959,423	$1,122,500	$3,044,704	$(1,663,836)	$6,945,179

Liabilities
Trade and other payables	$44	$21,409	$7,132	$129,691	$—	$158,276
Other current financial liabilities	—	23,459	3,024	—	—	26,483
Intercompany payables	679	10,259	236,319	5,733	(252,990)	—
Income taxes payable	5,851	—	—	577	(515)	5,913
Other current liabilities	—	38,734	31,234	766	(4,828)	65,906
Total current liabilities	6,574	93,861	277,709	136,767	(258,333)	256,578
Long-term indebtedness	—	3,096,615	—	—	—	3,096,615
Deferred tax liabilities	—	156,000	—	27,742	(8,198)	175,544
Other long-term financial liabilities	209	19	56,345	617,135	(43,152)	630,556
Other long-term liabilities	3,217	123,382	160,800	1,782	—	289,181
Total liabilities	10,000	3,469,877	494,854	783,426	(309,683)	4,448,474
Total shareholders’ equity	472,388	489,546	627,646	2,261,278	(1,354,153)	2,496,705
Total liabilities and shareholders’ equity	$482,388	$3,959,423	$1,122,500	$3,044,704	$(1,663,836)	$6,945,179

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2025

	Telesat Corporation	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$(557,281)	$(1,701,629)	$(100,561)	$(4,772,038)	$6,601,292	$(530,217)
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	13,639	81.688	3,871	5,516	104,714
Amortization		261	40,194	336	3,388	44,179
Tax expense (recovery)	(1,338)	(66,915)	596	206	73	(67,378)
Interest expense	172	204,818	16,903	730	(4,954)	217,669
Interest income	(398)	(11,534)	(3,044)	(13,882)	5,061	(23,797)
(Gain) loss on foreign exchange	203	(139,080)	(271)	41,885	(8,946)	(106,209)
(Gain) loss on changes in fair value of financial instruments	—	—	—	215,338	—	215,338
Share-based compensation	447	2,422	1,204	72		4,145
(Income) loss from equity investments	5,388,635	2,258,789	(1,017,643)	—	(6,629,781)	—
(Gain) loss on disposal of assets	(4,834,103)	(698,479)	1,099,593	4,455,056(1)	(25,894)	(3,827)
Gain on disposal of a subsidiary	—	—	(230)	—	—	(230)
Gain on repurchase of debt	—	(6,896)	—	—	—	(6,896)
Impairment	—	302,248	62,976	—	—	365,224
Deferred revenue amortization	—	(17,620)	(38,601)	—	—	(56,221)
Pension expense	540	3,015	—	1,897	—	5,452
Other	—	1,900	6,112	—	—	8,012
Income taxes paid, net of income taxes received	(7,649)	18,678	(2,380)	(429)	—	8,220
Interest paid, net of interest received	282	(194,745)	(3,739)	13,415	—	(184,787)
Operating assets and liabilities	(19,198)	66,526	(63,320)	97,827	(8,522)	73,313
Net cash from (used in) operating activities	(29,688)	35,398	79,477	44,284	(62,767)	66,704

Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	(624,597)	—	(624,597)
Cash payments related to property and other equipment	—	(3,028)	(90)	(137,408)	—	(140,526)
Net proceeds from disposal of subsidiaries	—	—	235	—	—	235
Proceeds from disposal of assets	—	4,519	—	—	—	4,519
Return of capital to shareholder	35,501	40,566	—	—	(76,067)	—
Investments and other	—	—		(858)	—	(858)
Investment in affiliates	—	(11)	—	—	11	—
Net cash (used in) generated from investing activities	35,501	42,046	145	(762,863)	(76,056)	(761,227)

Cash flows (used in) generated from financing activities
Proceeds from indebtedness	—	—		689,789	—	689,789
Repurchase of indebtedness	—	(4,501)	—	—	—	(4,501)
Payment of principal on lease liabilities	—	(1,500)	(582)	(627)	—	(2,709)
Satellite performance incentive payments	—	—	(2,035)	—	—	(2,035)
Return of capital to shareholder	—	(35,501)	(40,566)	—	76,067	—
Proceeds from exercise of stock options	550	—	—	—	—	550
Tax withholdings on settlement of restricted share units	(224)	(7,614)	(491)	(405)	—	(8,734)
Proceeds from issuance of share capital	—	—	—	11	(11)	—
Dividends paid	—	(8,381)	(54,386)	—	62,767	—
Net cash (used in) generated from financing activities	326	(57,497)	(98,060)	688,768	138,823	672,360
Effect of changes in exchange rates on cash and cash equivalents	(276)	(4,161)	(1,680)	(13,986)	—	(20,103)
Changes in cash and cash equivalents	5,863	15,786	(20,118)	(43,797)	—	(42,266)
Cash and cash equivalents, beginning of year	5,893	150,425	59,066	336,680	—	552,064
Cash and cash equivalents, end of year	$11,756	$166,211	$38,948	$292,883	$—	$509,798

____________

(1)      Includes $2,035.6 million in Non-Guarantor subsidiaries not related to LEO.

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2024

	Telesat Corporation	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$(1,786)	$9,822	$(98,348)	$(47,165)	$(164,989)	$(302,466)
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	13,225	104,000	1,821	8,228	127,274
Amortization	—	242	2,548	330	8,217	11,337
Tax expense (recovery)	5,937	(26,126)	3,181	3,333	638	(13,037)
Interest expense	552	233,108	12,818	(370)	(2,351)	243,757
Interest income	(240)	(7,005)	(6,414)	(54,688)	2,351	(65,996)
(Gain) loss on foreign exchange	(152)	255,380	524	(11,135)	(90)	244,527
(Gain) loss on changes in fair value of financial instruments	—	—	—	12,761	—	12,761
Share-based compensation	—	14,859	2,578	120	—	17,557
(Income) loss from equity investments	(9,822)	147,122	(1,609)	—	(135,691)	—
(Gain) loss on disposal of assets	—	216	318	—	—	534
Gain on disposal of a subsidiary		4,631	—	—	(7,251)	(2,620)
Gain on repurchase of debt	—	(202,493)	—	—	—	(202,493)
Impairment	—	—	238,291	—	28,726	267,017
Deferred revenue amortization	—	(21,294)	(36,750)	—	—	(58,044)
Pension expense	712	4,936	—	—	—	5,648
Non-cash other income (expense)	3,281	425	—	30,196	—	33,902
Other	—	951	6,529	31	—	7,511
Income taxes paid, net of income taxes received	(227)	(52,005)	(2,585)	(5,693)	—	(60,510)
Interest paid, net of interest received	114	(223,857)	5,040	57,108	—	(161,595)
Government grant received	—	—	—	2,520	—	2,520
Operating assets and liabilities	(1,152)	(116,920)	100,272	(27,056)	(264)	(45,120)
Net cash from (used in) operating activities	(2,783)	35,217	330,393	(37,887)	(262,476)	62,464

Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	(1,045,671)	—	(1,045,671)
Cash payments related to property and other equipment	—	(3,446)	(388)	(61,765)	795	(64,804)
Purchase of intangible assets	—	—	(52)	(4,995)	4,995	(52)
Net proceeds from disposal of subsidiaries	—	3,613	—	—	—	3,613
Proceeds from disposal of assets	—	5,790	—	—	(5,790)	—
Government grant received	—	—	—	15,359	—	15,359
Return of capital to shareholder	—	151,274	—	—	(151,274)	—
Investment in affiliates	—	(163,224)	—	—	163,224	—
Net cash (used in) generated from investing activities	—	(5,993)	(440)	(1,097,072)	11,950	(1,091,555)

Cash flows (used in) generated from financing activities
Repurchase of indebtedness	—	(155,903)	—	—	—	(155,903)
Payment of principal on lease liabilities	—	(1,492)	(563)	(367)	—	(2,422)
Satellite performance incentive payments	—	(2,321)	(2,251)	—	—	(4,572)
Return of capital to shareholder	—	—	(151,274)	—	151,274	—
Proceeds from exercise of stock options	—	426	—	—	—	426
Tax withholdings on settlement of restricted share units	(346)	(6,918)	(378)	(90)	—	(7,732)
Proceeds from issuance of share capital	—	—	—	163,224	(163,224)	—
Dividends paid	—	—	(262,476)	—	262,476	—
Net cash (used in) generated from financing activities	(346)	(166,208)	(416,942)	162,767	250,526	(170,203)
Effect of changes in exchange rates on cash and cash equivalents	514	6,550	5,494	69,711	—	82,269
Changes in cash and cash equivalents	(2,615)	(130,434)	(81,495)	(902,481)	—	(1,117,025)
Cash and cash equivalents, beginning of year	8,508	280,859	140,561	1,239,161	—	1,669,089
Cash and cash equivalents, end of year	$5,893	$150,425	$59,066	$336,680	$—	$552,064

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2023

	Telesat Corporation	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$29,540	$28,873	$(392,936)	$2,374	$915,419	$583,270
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	36,190	146,087	1,396	(1,004)	182,669
Amortization	—	781	2,669	324	9,319	13,093
Tax expense (recovery)	(2,362)	(77,703)	576	4,022	165,063	89,596
Interest expense	74	259,223	13,767	(4)	(2,710)	270,350
Interest income	(112)	(17,043)	(4,726)	(44,667)	2,710	(63,838)
(Gain) loss on foreign exchange	626	(75,667)	(632)	(1,939)	(146)	(77,758)
Share-based compensation	(692)	32,473	3,774	(2,540)	—	33,015
(Income) loss from equity investments	(28,873)	391,196	(634)	—	(361,689)	—
(Gain) loss on disposal of assets	—	11,466	(36)	2,039	(13,528)	(59)
Gain on repurchase of debt	—	(230,080)	—	—	—	(230,080)
Impairment	—	—	534,182	—	(454,442)	79,740
Deferred revenue amortization	—	(28,284)	(30,080)	(973)	—	(59,337)
Pension expense	684	4,990	—	—	—	5,674
Other	—	1,299	1,659	—	—	2,958
C-band clearing income	—	—	—	—	(344,892)	(344,892)
Income taxes paid, net of income taxes received	(186)	(58,227)	(5,748)	(2,680)	—	(66,841)
Interest paid, net of interest received	48	(255,642)	3,110	43,223	—	(209,261)
Government grant received	—	—	—	972	—	972
Operating assets and liabilities	(6,752)	(8,344)	(1,800)	(17,328)	(4,988)	(39,212)
Net cash from (used in) operating activities	(8,005)	15,501	269,232	(15,781)	(90,888)	170,059

Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	(8,934)	—	(74,385)	—	(83,319)
Cash payments related to property and other equipment	—	(12,297)	(635)	(29,988)	—	(42,920)
Purchase of intangible assets	—	(13,211)	(56)	—	—	(13,267)
Return of capital to shareholder	11,807	172,074	—	—	(183,881)	—
Investment in affiliates	—	—	(750)	—	750	—
Government grant received	—	—	—	117	—	117
C-band clearing proceeds	—	—	—	351,438	—	351,438
Net cash (used in) generated from investing activities	11,807	137,632	(1,441)	247,182	(183,131)	212,049

Cash flows (used in) generated from financing activities
Repurchase of indebtedness	—	(344,014)	—	—	—	(344,014)
Payment of principal on lease liabilities	—	(1,277)	(492)	(402)	—	(2,171)
Satellite performance incentive payments	—	(4,437)	(1,948)	—	—	(6,385)
Return of capital to shareholder	—	(11,807)	(172,074)	—	183,881	—
Proceeds from exercise of stock options	—	27	—	—	—	27
Tax withholdings on settlement of restricted share units	—	(2,883)	(247)	(68)	—	(3,198)
Proceeds from issuance of share capital	—	—	—	750	(750)	—
Dividends paid	—	(10)	(85,545)	(5,333)	90,888	—
Net cash (used in) generated from financing activities	—	(364,401)	(260,306)	(5,053)	274,019	(355,741)
Effect of changes in exchange rates on cash and cash equivalents	(54)	(3,979)	(3,637)	(27,400)	—	(35,070)
Changes in cash and cash equivalents	3,748	(215,247)	3,848	198,948	—	(8,703)
Cash and cash equivalents, beginning of year	4,760	496,106	136,713	1,040,213	—	1,677,792
Cash and cash equivalents, end of year	$8,508	$280,859	$140,561	$1,239,161	$—	$1,669,089

CURRENT SHARE INFORMATION

The number of shares and stated value of the outstanding Class A common shares and Class B variable voting shares (“Telesat Public shares”), and Class C fully voting shares and Class C limited voting shares (together, the “Class C shares”) as at December 31, 2025, were as follows:

(in thousands of $, except number of shares)	Number of shares	Stated value
Telesat Public Shares	14,730,782	$63,657
Class C Shares	112,841	6,340
	14,843,623	$69,997

The breakdown of the number of Telesat Public Shares, as at December 31, 2025, was as follows:

Telesat Public shares
Class A Common shares	4,383,668
Class B Variable voting shares	10,347,114
Total Telesat Public shares	14,730,782

The split between the Class A Common shares and Class B Variable Voting shares in the table above is based on information available to us as at December 31, 2025.

In addition, we have one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at December 31, 2025 and 2024.

The number of outstanding stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) issued under our Omnibus Plan and Historic Plans as at December 31, 2025 were as follows:

	Historic Plan	Omnibus Plan
Stock Options	49,526	699,159
RSUs with time criteria	—	707,466
PSUs with time and performance criteria	—	530,056
DSUs	—	232,163
	49,526	2,168,844

Each of the foregoing securities can be settled or exercised, as applicable, for Telesat Public Shares.

The number and stated value of the outstanding LP Units issued by Telesat Partnership LP as at December 31, 2025, were as follows:

(in thousands of $, except number of units)	Number of units	Stated value
Class A and Class B LP Units	18,061,284	$49,428
Class C LP Units	18,098,362	38,893
	36,159,646	$88,321

On consolidation into Telesat Corporation, the stated value of the LP Units is included in non-controlling interest.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 4 of our audited consolidated financial statements.

Critical judgments in applying accounting policies

Telesat Canada liquidity considerations

The ability and likelihood of Telesat Canada, a subsidiary consolidated by Telesat Corporation, to refinance its debt obligations at maturity that fall due within 12 months of the balance sheet date requires management judgment.

The Company has approximately $509.8 million of cash and cash equivalent of which $206.6 million is held within Telesat Canada as at December 31, 2025. The Company and Telesat Canada expect to generate sufficient cash flow to meet the requirements of their respective ongoing operations and debt servicing costs for the reasonably foreseeable future, including at least the one-year period following the date of these financial statements. However, the Company’s consolidated cash flows and cash resources alone, which includes those of Telesat Canada, are not expected to be sufficient to meet Telesat Canada’s debt maturity obligations in December 2026.

Deferred revenue

Certain of our revenue agreements were noted to have a significant financing component. Judgment by management is required to determine the discount rate used in the significant financing component calculation. There were no new agreements entered into in 2025 which included a significant financing component.

Lease liabilities

Judgment by management is required in the determination of the likelihood that the lease renewal periods will be exercised as well as the determination of the incremental borrowing rate. There were no new material lease agreements in 2025.

Uncertain income tax positions

We operate in numerous jurisdictions and are subject to country-specific tax laws. We use significant judgment when determining the worldwide provision for tax and estimate provisions for uncertain tax positions as the amounts expected to be paid based on a qualitative assessment of all relevant factors. In the assessment, we consider risk with respect to tax matters under active discussion, audit, dispute or appeal with tax authorities, or which are otherwise considered to involve uncertainty. We review the provisions at each balance sheet date.

Software as a service arrangements

Judgment by management is required to determine whether configuration or customization of a software results in an intangible asset for Telesat.

Critical accounting estimates and assumptions

Derivative financial instruments measured at fair value

Derivative financial assets and liabilities are measured at fair value. When quoted market values are unavailable for our financial instruments, and in the absence of an active market, we determine fair value for financial instruments based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or we make use of internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities, and the amount of gains or losses on changes in fair value recorded to net income could vary. The discount rates used to discount cash flows as at December 31, 2025 ranged from 3.74% to 3.97% while as at December 31, 2024 the discount rates ranged from 4.37% to 4.63%.

Impairment of goodwill

Goodwill represented $2,214.6 million of our total assets as at December 31, 2025, of which $214.6 million was allocated to the GEO cash generating unit and $2,000.0 million was allocated to the LEO cash generating unit. As at December 31, 2024, goodwill represented $2,613.0 million of our total assets of which $516.9 million was allocated to the GEO cash generating unit and $2,096.1 million was allocated to the LEO cash generating unit.

Determining whether goodwill is impaired using a quantitative approach requires an estimation of our fair value, which requires us to estimate the future cash flows expected to arise from operations and to make assumptions regarding the underlying business plan, discount rates, and growth rate assumptions. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis. The discount rate utilized on the goodwill impairment assessment ranged from 9.75% to the midpoint between 15% and 19% in 2025 (2024 – 10.0% to the midpoint between 15% and 20%).

During the year ended December 31, 2025, a $302.2 million impairment loss was recognized against goodwill. The goodwill impairment was driven by a reduced number of GEO contract renewals arising from increased competition from newer LEO technology, coupled with sustained pricing pressure in broadcast services. Following the goodwill impairment, the recoverable amount of the GEO CGU approximates its carrying amount. Accordingly, any reasonably possible adverse change in key assumptions would result in further impairment. Impairment losses recognised in respect of goodwill are not reversed in subsequent periods. For additional details of the impairment that was recorded, refer to Notes 18 of our consolidated financial statements for the year ended December 31, 2025.

Impairment of intangible assets

Intangible assets represented a significant portion of our total assets as at December 31, 2025. Intangible assets with an indefinite useful life and intangible assets not yet available for use are tested for impairment annually and whenever indicators arise. All other intangible assets are tested when indicators of impairment exist. The quantitative impairment analysis requires us to estimate the future cash flows expected to arise from operations, and to make assumptions regarding the underlying business plan, discount rates, growth rate assumptions and royalty rate. Significant judgments are made in establishing these assumptions. Actual operating results and our related cash flows could differ from the estimates used for the impairment analysis. The discount rate utilized on the intangible assets impairment assessment ranged from 9.50% to the midpoint between 15% and 19% in 2025 (2024 — ranged from 10% to the midpoint between 15% and 20%).

Indefinite life intangible assets are tested for impairment at the individual CGU level. During 2025, we revised our CGU structure given the adoption of a finite life estimate for all orbital slots on January 1, 2025, such that impairment testing is now performed at the disaggregated GEO CGU level (excluding goodwill), comprising four CGUs: Media Distribution Satellite Services, Data Connectivity Satellite Services, Regionally Focused Satellite Services, and Dedicated Satellite Program Services. Impairment testing is also performed at the LEO CGU level, consistent with the LEO operating segment.

During the year ended December 31, 2025, as a result of impairment testing of the CGUs, there was an impairment of $7.1 million recorded against intangible assets and $55.9 million recorded against satellites, property and other equipment (2024 — $191.0 and $36.3 million respectively). For additional details of the impairment that was recorded, refer to Note 16 and Note 17 of our consolidated financial statements for the year ended December 31, 2025.

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

Determination of useful life of satellites and finite life intangible assets

The estimated useful life and depreciation method for satellites and finite life intangible assets are reviewed annually, with the effect of any changes in estimate being accounted for on a prospective basis. Any change in these estimates may have a significant impact on the amounts reported. Other than the change in estimated useful lives of our GEO orbital slots, there were no changes in the estimated useful lives of satellites and intangible assets during 2025.

Prior to January 1, 2025, our accounting estimates concerning the appropriate useful economic lives of GEO orbital slots have been that they have indefinite lives as it was expected, with a relatively high level of certainty, that we would maintain continued occupancy of an assigned GEO orbital slot either during the operational life of an existing orbiting satellite or upon replacement by a new satellite once the operational life of the existing orbiting satellite is over.

To respond to market dynamics, we are focused on developing our constellation of LEO satellites. A large part of our current and future capital expenditures is expected to be related to this constellation. In light of market developments, the number of occupied operational GEO orbital slots is likely to decline over time, and we no longer believe that the existing GEO orbital slots will continue to be utilized for an indefinite period of time.

As a result, we have updated our estimates in this area such that all GEO orbital slots are now presented as finite life assets. For those orbital slots which were formerly presented as indefinite life assets, their residual carrying values will generally be amortized over the remaining life of the on-station satellite operating at that orbital position in accordance with the provisions of International Accounting Standard 38, Intangible Assets (“IAS 38”). Where more than one satellite is co-located at one position then the latest end of life amongst those satellites is used. Where the likelihood of procuring a new or replacement satellite is probable, we calculate the end of life of that uncommitted replacement and apply it in computing the amortization life of the relevant orbital slot. The useful lives applied in the amortization of orbital slots range from 1 to 34 years.

The change resulted in additional amortization expense of $33.9 million in the current year. The impact on future periods will largely depend on asset usage amongst other factors. For the upcoming year ending December 31, 2026, the expected amortization is approximately $26.6 million.

Income taxes

We assess the recoverability of deferred tax assets based upon an estimation of our projected taxable income using enacted or substantially enacted tax laws, and our ability to utilize future tax deductions before they expire. Actual results could differ from expectations.

Telesat Lightspeed Financing Warrants

Lightspeed LEO Limited Partnership issued the Telesat Lightspeed Financing Warrants as part of the Telesat Lightspeed Financing. The Telesat Lightspeed Financing Warrants are measured at fair value. The determination of fair value is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows, value of Telesat Lightspeed operations and discount rates. As a result, the fair value of financial liabilities, and the amount of gains or losses on changes in fair value recorded to net income could vary. The discount rate used as at December 31, 2025 was 4.09% (December 31, 2024 – 4.58%).

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

IFRS 18 introduces three new sets of requirements:

1)      Improved comparability in the statement of profit or loss (income statement) which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the income statement, and provide new defined subtotals, including operating profit.

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

Name	Province/State and Country of Residence	Age as of December 31, 2025	Position	Principal Occupation for the Last 5 Years
Directors
Mr. Michael Boychuk(2)	Baie-D-Urfe, Quebec, Canada	70	Director	Corporate Director
Ms. Jane Craighead	Elizabethtown, Ontario, Canada	66	Director	Corporate Director
Mr. Richard Fadden	Ottawa, Ontario, Canada	74	Director	Corporate Director/Advisor
Mr. Daniel Goldberg	Ottawa, Ontario, Canada	60	Director	President and Chief Executive Officer, Telesat
Mr. Henry Intven	Victoria, British Columbia, Canada	77	Director	President, Haro Strait Consulting Inc.
Mr. David Morin(2)	Montreal, Quebec, Canada	45	Director	Managing Director, Private Equity, PSP Investments
Dr. Mark H. Rachesky(1)	New York, NY, USA	66	Director	Founder and Chief Investment Officer, MHR Fund Management LLC
Mr. Guthrie Stewart(2)	Westmount, Quebec, Canada	70	Director	Corporate Director, Former Executive, PSP Investments
Mr. Michael B. Targoff(1)	Jupiter, FL, USA	81	Director	Former Vice Chairman, Loral Space & Communications Inc.
Janet Yeung(1)	New York, NY, USA	61	Director	Principal and General Counsel, MHR Fund Management LLC
Senior Management*
Mr. Daniel Goldberg	Ottawa, Ontario, Canada	60	President and Chief Executive Officer	President and Chief Executive Officer
Ms. Michèle Beck	Ottawa, Ontario, Canada	60	Senior Vice President, Canadian Sales	Senior Vice President, Canadian Sales, Vice President, North American Sales
Mr. Christopher S. DiFrancesco	Ottawa, Ontario, Canada	62	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary
Mr. John Flaherty	Ottawa, Ontario, Canada	60	Vice President, Business Planning & Marketing	Vice President, Business Planning & Marketing

Name	Province/State and Country of Residence	Age as of December 31, 2025	Position	Principal Occupation for the Last 5 Years
Mr. Michel Forest	Ottawa, Ontario, Canada	59	Chief Technology Officer	Chief Technology Officer, Telesat Vice President of LEO System Engineering, Telesat
Mr. Glenn Katz	St. Albans, VT USA	63	Chief Commercial Officer	Chief Commercial Officer, Telesat, Senior Vice President and General Manager, Comcast
Ms. Maia Mititelu	Ottawa, Ontario, Canada	45	Vice President, Human Resources	Vice President, Telesat, Global Human Resources Manager, Telesat Canada
Mr. Michael C. Schwartz	Tucson, AZ USA	61	Senior Vice President, Corporate & Business Development	Senior Vice President, Corporate & Business Development
Mr. Asit Tandon	Ottawa, Ontario, Canada	55	Chief Network and Information Officer	Chief Network and Information Officer, Telesat Vice President of Network Technology, Rogers Communications
Mr. Donald Tremblay	Gatineau, Quebec, Canada	60	Chief Financial Officer	Chief Financial Officer, Telesat, Chief Financial Officer, Champion Iron

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

Jane Craighead is a Chartered Professional Accountant (CPA) and a Chartered Accountant with over 20 years of international experience with public company boards, and over 30 years of experience in accounting and finance. She retired from Scotiabank in 2019 where she was Senior Vice President Global Human Resources for eight years. As a CPA, Ms. Craighead is deemed to be a financial expert. She is currently a member of the Board of Directors of Wajax Corporation where she is a member of the Audit Committee and chairs the Human Resources Committee and of Crombie Real Estate Investment Trust (REIT) where she is a member of the Human Resources Committee and chairs the Governance and Nominating Committee. Jane retired from the Jarislowsky Fraser board after five years at the end of 2023. She was a director of Intertape Polymer Group Inc. from 2020 until its privatization in July 2022 where she was chair of the Human Resources Committee and a member of the ESG Committee, and of Clearwater Seafoods Incorporated from 2015 until its privatization in 2021 where she served as the chair of the Human Resources Development and Compensation Committee, and a member of the Finance and Audit committees and the Special Committee for the sale process. Ms. Craighead is Co-Vice Chair of the McGill University Hospital Centre (MUHC)

Foundation and was Vice Chair of the Board of Regents of Mount Allison University from 2019 to 2021. She holds a PhD in Management from McGill University, has published research on executive compensation and corporate governance, and has been recognized as one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network. Jane received an Honorary Doctorate from Mount Allison University in 2024.

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

Mark H. Rachesky, M.D. is the Founder and Chief Investment Officer of MHR Fund Management LLC, a New York-based investment firm that takes a private equity approach to investing. MHR manages approximately US$5 billion of capital and has holdings in public and private companies in a variety of industries. He has been the Independent Chairman of the Board of Directors of Telesat Corporation since November 2021 and is a member of its Human Resources and Compensation Committee and Nominating and Corporate Governance Committee. Dr. Rachesky has been Chairman of the Telesat Canada Board of Directors since 2007 and from 2007 to 2021 was also a member of the Telesat Canada Compensation and Corporate Governance Committee. He was Non-executive Chairman of the Board of Directors of Loral from 2006 to 2021 and was Chairman of the Loral Compensation Committee and a member of the Loral Executive Committee. Dr. Rachesky is Non-executive Chairman of the Board of Directors of Lionsgate Studios Corporation, a director of Starz Entertainment Corporation and a director of Titan International, Inc. He previously served on the Board of Directors of Navistar International Corporation and Emisphere Technologies, Inc. Dr. Rachesky holds an MBA from the Stanford University School of Business, an MD from the Stanford University School of Medicine and a BA in Molecular Aspects of Cancer from the University of Pennsylvania. Dr. Rachesky has demonstrated leadership skills as well as extensive financial expertise and broad-based business knowledge and relationships. In addition, Dr. Rachesky has significant expertise and perspective as a member of the board of directors of private and public companies engaged in a wide range of businesses.

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

Maia Mititelu was appointed Telesat’s Vice President, Human Resources in May 2025. Ms. Mititelu joined Telesat in 2018 and most recently held the position of Global Human Resources Manager between 2020 and 2025. Before joining Telesat, she held a variety of Human Resources positions with companies in Europe and North America, including with CGI and TC Media. Ms. Mititelu holds a Bachelor of Arts from the University of Bucharest, a Master’s degree in management from the Romanian-American University, and a graduate diploma in Human Resources Management from McGill University.

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

Donald Tremblay joined Telesat as Chief Financial Officer in October 2025. Prior to joining Telesat, Mr. Tremblay served as Chief Financial Officer of Champion Iron since 2022, where he was responsible for managing the company’s finances and treasury, playing an important role in positioning the company to successfully execute its operating and growth strategies. Previously, from 2019 to 2022, Mr. Tremblay served as Chief Financial Officer of Iron Ore Company of Canada, and, from 2014 to 2018, as Chief Financial Officer of Transalta, where he restructured the company’s balance sheet to strengthen its financial position and enhanced its capital management discipline. From 1993 to 2014, he held various positions of increasing responsibility with Brookfield Renewable Partners including, from 2002 to 2014, Chief Financial Officer and, from 2012 to 2014, Chief Development Officer. Mr. Tremblay is a certified public accountant and holds a Bachelor of Business Administration in accounting from the Université du Québec en Outaouais.

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

The maximum number of Telesat Public Shares reserved for issuance under our Omnibus Plan is 5,017,401 Telesat Public Shares on a diluted basis assuming the exchange of all Telesat Partnership Units into Telesat Corporation Shares (not including any awards outstanding under the Historic Plans). As at December 31, 2025, there were 2,046,771 Telesat Public Shares available for issuance under our Omnibus Plan. For the purposes of calculating the maximum number of Telesat Public Shares reserved for issuance under the Omnibus Plan and the Historic Plans, any issuance from treasury by Telesat that is issued in reliance upon an exemption under applicable stock exchange rules applicable to equity-based compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of Telesat shall not be included. All of the Telesat Public Shares covered by Awards that are exercised or settled in cash or cancelled or terminated will again become available Telesat Public Shares for the purposes of Awards that may be subsequently granted under the Omnibus Plan.

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

As at December 31, 2025, there were 699,159 stock options, 707,466 restricted share units, 530,056 performance share units and 232,163 deferred share units issued and outstanding under the Omnibus Plan.

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

As of December 31, 2025, there were 49,526 stock options issued and outstanding under the Historic Plans. No further options will be granted to executives or employees under the Historic Plans.

Telesat Restricted Share Units

A Telesat restricted share unit (“RSU”) entitled the recipient to receive Non-Voting Participating Preferred Shares of Telesat Canada, which were convertible at the option of the holder into Telesat Common Shares, cash or other property equal in value to of the Telesat Common Shares.

As of December 31, 2025, there were no longer any restricted share units, with time and performance criteria, issued and outstanding under the Historic Plans. No further RSUs will be granted to executives or employees under the Historic Plans.

Conversion of Awards under Historic Plans

In connection with the completion of the Transaction, each holder of Telesat Options, Telesat Tandem SARs and Telesat RSUs pursuant to the Historic Plans was provided with the option to enter into an exchange agreement with Telesat Corporation in respect of his or her Telesat Options, Telesat Tandem SARs and Telesat RSUs (the “Optionholder Exchange Agreements”). Pursuant to the Optionholder Exchange Agreements, each holder of the Telesat Options, Telesat Tandem SARs and Telesat RSUs had the right to exchange his or her Telesat Options, Telesat Tandem SARs and Telesat RSUs for corresponding options, restricted share units and tandem share appreciation rights, as applicable, of Telesat Corporation. The corresponding incentive securities have similar vesting terms as the Telesat Options, Telesat Tandem SARs and Telesat RSUs, however, the number of underlying Telesat Public Shares and exercise prices, as applicable, were adjusted to take into consideration the Telesat-to-Telesat Corporation Exchange Ratio which is 0.4136 Telesat Corporation Shares for each Telesat Common Share, Telesat Non-Voting Participating Preferred Share or Telesat Voting Participating Preferred Share (including all outstanding shares in the capital of Telesat underlying Telesat Options, Telesat Tandem SARs and Telesat RSUs). In connection with the completion of the Transaction certain necessary modifications and amendments were made to the Historic Plans and RSU Plan to meet the requirements of the NASDAQ and TSX, including amendments (i) to give effect to the changes in our corporate structure contemplated by the Transaction; and (ii) include provisions and restrictions relating to amendment of the Historic Plans and RSU Plan or outstanding awards thereunder.

Employee Share Purchase Plan

In August 2025, we launched the Employee Share Purchase Plan designed to allow employees to purchase shares of the company with a match by Telesat. Regular or permanent full-time/part-time employees, including NEOs and other Executives, can participate in the plan. The employee contribution through payroll deductions is up to 6% of the base pay. The employer’s match represents 50% of the employee contribution up to a maximum of $5,000 equivalent per fiscal year.

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

We also maintain a defined contributions pension plan for our employees, including certain NEOs hired after January 2024.

Our executives located solely in the U.S. participate in our 401(k) plan available to our U.S.-based employees.

Summary Compensation Table

The following table sets out information concerning the compensation earned by, paid to, or awarded to our NEOs in the year ended December 31, 2025. The value of the Share-based Awards has been calculated based upon the share price as at the date of grant.

The actual number of Share-based Awards that will vest and the value that will be realized will depend on the Telesat Corporation’s future share price as reflected on the TSX and NASDAQ.

			Non-equity Incentive Plan Compensation ($)			Long- term incentive plans ($)
Name and Principal Position	Fiscal Year	Salary(1) ($)	Share- based Awards(3) ($)	Option- Based Awards(4) ($)	Annual incentive plan(2) ($)		Pension Value ($)	All Other Compensation (5) (7) (8) ($)	Total Compensation ($)
Daniel S. Goldberg,	2025	$1,139,941	$5,630,361	—	$1,122,902		$750,000	$958,135	$9,601,339
President and Chief Executive Officer(6)
Donald Tremblay,	2025	$125,000	$244,205	—	—		$9,000	$134,609	$512,814
Chief Financial Officer
Andrew Browne,	2025	$712,655	—	—	$702,176		—	$180,219	$1,595,050
Former Chief Financial Officer(9)
Michael Schwartz,	2025	$789,440	$940,986	—	$790,190		—	$37,764	$2,558,380
Senior Vice President, Corporate & Business Development
Glenn Katz,	2025	$728,014	$940,986	—	$436,877		$194,000	$516,259	$2,816,137
Chief Commercial Officer
Christopher DiFrancesco	2025	$451,400	$752,789		$270,883		$110,000	$29,400	$1,614,471
Vice President, General Counsel and Secretary

____________

Notes:

(1)      Mr. Schwartz was paid in U.S. dollars and converted to Canadian dollars based on an average exchange rate for 2025 of $1.3975 to US$1.00. All other NEOs were paid in Canadian dollars. Represents total base salary payable in fiscal year 2025.

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

(3)      The value attributed to the Share-based Awards in 2025 of $25.71 was derived from the Telesat Corporation share price on the NASDAQ on date of grant, converted into Canadian dollars and multiplied by the number of RSUs and PSUs granted.

(4)      No option-based awards were granted in 2025.

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

(8)      Includes a payment of US$270,000 paid to Mr. Katz to compensate for equity from his prior employment that would have vested had he not terminated his prior employment to join Telesat.

(9)      Andrew Browne, formerly the Chief Financial Officer, retired at the end of November 2025.

Outstanding Option-Based Awards and Share-Based Awards

The following table sets out information concerning the option-based and share-based awards granted to our NEOs outstanding as at December 31, 2025:

	Option-based Awards				Shared-based Awards
Name and Principal Position	Number of Common Shares underlying unexercised options(1)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of Shares that have vested	Number of Shares that have not vested	Market or payout value of share- based awards that have not vested(1) ($)
Daniel S. Goldberg	360,442	11.89 to 16.64	April 2032 to May 2033	2,309,461	—	565,087	22,567,789
President and Chief Executive Officer
Donald Tremblay	—	—	—	—	—	6,746	269,414
Chief Financial Officer
Andrew Browne	50,368	11.89	May 2033	549,858	—	55,712	2,224,961
Former Chief Financial Officer(2)
Michael Schwartz	68,655	11.89 to 16.64	April 2032 to May 2033	439,887	—	104,581	4,176,635
Senior Vice President, Corporate & Business Development
Glenn Katz	68,655	11.89 to 16.64	April 2032 to May 2033	439,887	—	104,581	4,176,635
Chief Commercial Officer
Christopher DiFrancesco	54,925	11.89 to 16.64	April 2032 to May 2033	351,904	—	83,665	3,341,316
Vice President, General Counsel and Secretary

____________

Notes:

(1)      The closing share price per the TSX as of December 31, 2025 was $39.94.

(2)      Andrew Browne, formerly the Chief Financial Officer, retired at the end of November 2025.

Incentive Plan Awards — Value Vested or Earned During the Year

The following table indicates, for each of our NEOs, a summary of the value of the option-based and share-based awards vested in accordance with their terms during the year ended December 31, 2025:

Name and Principal Position	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Daniel S. Goldberg,	3,190,175	10,215,165	—
President and Chief Executive Officer
Donald Tremblay,	—	—	—
Chief Financial Officer
Andrew Browne	759,553	2,329,316	—
Former Chief Financial Officer(1)
Michael Schwartz,	607,624	1,863,453	—
Senior Vice President, Corporate & Business Development
Glenn Katz,	607,624	1,863,453	—
Chief Commercial Officer
Christopher DiFrancesco	486,122	1,490,762	—
Vice President, General Counsel and Secretary

____________

(1)      Andrew Browne, formerly the Chief Financial Officer, retired at the end of November 2025.

Defined Benefits Plan Table

Telesat maintains a defined benefit pension plan for certain of its employees, including certain NEOs. Benefits under this defined benefit plan are based on the employee’s years of service and the plan’s benefit formula.

Benefits under the defined benefit pension plan are calculated by adding (i) ¼% of the three-year average of the annual maximum pensionable earnings (which was $71,300 for 2025); and (ii) 2.0% of the three year average earnings in excess of the annual maximum pensionable earnings. For the purposes of this formula, earnings include the annual salary and 75% of the lesser of actual or target performance incentive for the specific year.

In respect of the NEOs, below is a table related to Telesat’s defined benefit plan:

Name and Principal Position	Number of years of credited service(1) (#)	Annual benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change(2) ($)	Closing present value of defined benefit obligation ($)
		At year end(1)	At age 65
Daniel S. Goldberg,	19.3	$980,000	$1,200,000	$16,350,000	$750,000	$160,000	$17,260,000
President and Chief Executive Officer
Andrew Browne	6.0	$159,000	$159,000	$1,606,000	—	$22,000	$1,628,000
Former Chief Financial Officer
Michael Schwartz,	10.8	$249,000	$249,000	$4,119,000	—	$(174,000)	$3,945,000
Senior Vice President, Corporate & Business Development
Glenn Katz,	4.2	$85,000	$114,000	$950,000	$194,000	$20,000	$1,164,000
Chief Commercial Officer
Christopher DiFrancesco,	17.0	$210,000	$315,000	$3,030,000	$110,000	$41,000	$3,181,000
Vice President, General Counsel and Secretary

____________

Notes:

(1)      As at December 31, 2025.

(2)      Non-compensatory changes include interest on liabilities and impact of any assumption changes. The values shown are estimated based on assumptions and represent entitlements that may change over time.

(3)      Andrew Browne, formerly the Chief Financial Officer, retired at the end of November 2025.

Defined Contributions Plan Table

Telesat maintains a defined contributions pension plan for its employees, including certain NEOs hired after January 2024.

The required contribution of the employees enrolled in the defined contributions pension plan equals 4% of their pensionable earnings. In addition to the required contributions employees enrolled in the defined contributions pension plan may, at their discretion, elect to contribute by payroll deductions a sum equal to 1%, 2%, 3% or 4%, of their pensionable earnings. In addition to the required contributions and the additional contributions employees may, at their discretion, make voluntary contributions by payroll deductions in respect of the current year.

The employer’s contributions to the defined contribution pension plan will match in full the employees’ contribution under the required contributions section. For employees whose sum of age and continuous service is less than 35 points, the employer’s additional contribution will be 75% of the employees’ additional contribution elected. For employees whose sum of age and continuous service is at least 35 points and equal to or less than 55 points, the employer’s additional contribution will be 100% of the employees’ additional contribution elected. For employees whose sum of age and continuous service is more than 55 points, the employer’s additional contribution will be 125% of the employees’ additional contribution elected.

In respect of the NEOs, below is a table related to Telesat’s defined contributions plan:

Name and Principal Position	Accumulated value at start of the year ($)	Compensatory change ($)	Non- compensatory change ($)	Accumulated value at year end ($)
Donald Tremblay,	—	$9,000	$6,000	$13,000
Chief Financial Officer

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

The 2025 fee schedule for Telesat’s non-executive directors was as follows:

Type of Fee	Position	Amount(1)
Board Retainer	Board Member	$75,000
		$125,000 Telesat Corporation DSU Award(2)
Committee Retainer	Audit Committee Chair	$25,000
	Audit Committee Member	$10,000
	HRCC Chair	$15,000
	HRCC Member	$7,500
	NCGC Chair	$15,000
	NCGC Member	$7,500
	Lead Director	N/A
Meeting Fees	Board and Committee Meetings	Nil

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

D.     Employees

As of December 31, 2025, Telesat and its subsidiaries had approximately 711 permanent full and part-time employees. Approximately 1.6% of our employees are subject to collective bargaining agreements. Our employee body is primarily comprised of professional engineering, sales and marketing staff, administrative staff and skilled technical workers. We consider our employee relations to be strong.

E.     Share Ownership

See Item 6.B. — “Outstanding Option-Based Awards and Share-Based Awards” for information regarding the option-based and share-based awards granted to our NEOs outstanding as at December 31, 2025.

The following table presents information regarding the ownership of certain classes of shares of Telesat Corporation and Units of Telesat Limited Partnership by our directors and senior management as at March 16, 2026.

Name	Class A Shares	Class B Variable Voting Shares	Class A Units	Class B Units	Fully exchanged and converted basis
Michael Boychuk	—	—	—	—	—
Jane Craighead	—	—	—	—	—
Richard Fadden	—	—	—	—	—
Daniel Goldberg	762,708	—	—	—	762,708 (1.49)%
Henry Intven	—	—	—	—	—
David Morin	—	—	—	—	—
Mark H. Rachesky, M.D.	—	46,138	—	18,050,092	18,096,228(1) (35.30)%
Guthrie Stewart	—	—	—	—	—
Michael B. Targoff	—	99,408	—	—	99,408 (0.19)%
Janet Yeung	—	13,885	—	—	13,885 (0.03)%
Michèle Beck	68,835	—	—	—	68,835 (0.13)%
Donald Tremblay	—	—	—	—	—
Christopher S. DiFrancesco	77,117	—	—	—	77,177 (0.15)%
John Flaherty	47,579	—	—	—	47,579 (0.09)%
Michel Forest	9,088	—	—	—	9,088 (0.02)%
Glenn Katz	—	44,253	—	—	44,253 (0.09)%

Name	Class A Shares	Class B Variable Voting Shares	Class A Units	Class B Units	Fully exchanged and converted basis
Michael C. Schwartz	—	58,045	—	—	58,045 (0.11)%
Asit Tandon	1,418	—	—	—	1,418 (0.00)%
Maia Mititelu	2,080	—	—	—	2,080 (0.00)%

____________

(1)      Includes 18,035,092 held by funds affiliated with MHR and 46,136 shares and 15,000 units held directly by Dr. Mark Rachesky.

F.      Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders.

The following table sets forth the ownership of holders that are the beneficial owners of 5% or more of each class of shares of Telesat Corporation or each class of units of Telesat Partnership as at March 14, 2026.

In the table, the percentage of Telesat Corporation Shares beneficially owned is based on Telesat Corporation Shares outstanding as of March 14, 2026. These amounts assume all Class A Units, Class B Units and Class C Units have been exchanged into Telesat Corporation Shares on a one-for-one basis.

Name	Class A Shares	Class B Variable Voting Shares	Class C Shares	Class B Units	Class C Units	Fully exchanged and converted basis(1)(2)
PSP Investments(3)	—	—	112,841	—	18,098,362	18,211,203 (35.71)%
MHR Fund Management and Mark H. Rachesky, M.D.(5)	—	46,136	—	18,050,092	—	18,096,228 (35.48)%
GAMCO Investors, Inc(4)	—	2,602,283	—	—	—	2,602,283 (5.10)%
Heard Capital LLC(4)	—	1,227,343	—	—	—	1,227,343 (2.41)%
Rubric Capital Management LP(4)	—	843,781	—	—	—	843,781 (1.65)%
Greywolf Capital Management(4)	—	860,551	—	—	—	860,551 (1.69)%

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

(4)      These share amounts are based on a schedule 13F filing by GAMCO Investors filed on February 5, 2026, a 13F filing by Rubric Capital Management filed on February 13, 2026, a 13F filing by Heard Capital filed on February 17, 2026, and a 13G filing by Greywolf Capital Management on February 12, 2025.

(5)      Includes the 18,035,092 units held by funds affiliated with MHR Fund Management and 46,136 shares and 15,000 units held directly by Dr. Mark Rachesky.

The portion of each class of securities held by jurisdiction and the number of record holders, as of March 21, 2026, is as follows:

Securities	Number of holders	Percentage of holdings per class of securities
Class A Shares and Class B Variable Voting Shares
United States		%
Canada		%
Other		—%
Class C Shares
Canada		100.0%
Class A and B Limited Partnership Units
United States		100.0%
Class C Limited Partnership Units
Canada		100.0%

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

Goldberg, Godles, Wiener & Wright

Henry Goldberg, the father of Daniel Goldberg, the President and Chief Executive Officer of Telesat Corporation, is a partner in the law firm of Goldberg, Godles, Wiener & Wright, which handles certain matters for Telesat Corporation and its subsidiaries. As of December 31, 2025, the aggregate amount of expenses incurred by Telesat Corporation and its subsidiaries for services received in 2025 was approximately US$0.7 million.

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

Dividend Policy

We intend to declare or pay cash dividends or distributions on our Telesat Public Shares, Telesat Corporation Shares or Telesat Partnership Units when operational circumstances permit.

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

Investment Canada Act

The Investment Canada Act requires each “non-Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business,” to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our Telesat Corporation Shares by a non-Canadian who is ultimately controlled by nationals of a European Union member state, Australia, Brunei, Chile, Colombia, Honduras, Japan, Malaysia, Mexico, New Zealand, Panama,

Peru, Singapore, South Korea, the United Kingdom, the United States or Vietnam, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than the amount specified, which is currently $2.179 billion. For investors who are not state-owned enterprises and are ultimately controlled by nationals of other World Trade Organization member states, the threshold is currently an enterprise value of $1.452 billion for 2026. For investors who are state-owned enterprises ultimately controlled by World Trade Organization member states, the threshold is currently an asset value (as determined pursuant to the Investment Canada Act and its regulations) of $578 million.

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

(iii)   Class C Units, held by Red Isle or its permitted transferees that are wholly owned by PSP Investments; and

(iv)   Telesat Partnership GP Units, held by Telesat Corporation as the general partner of Telesat Partnership. Class D Units will also be authorized from and after the Effective Time but may be issued only to a wholly owned subsidiary of the general partner of Telesat Partnership immediately before the Telesat Partnership Units cease to be outstanding. The number of Telesat Partnership Units to be issued pursuant to the Transaction was determined prior to the closing of the Transaction based on the number of elections by Loral stockholders to receive units of Telesat Partnership pursuant to the Transaction Agreement.

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

(a)     Amendment No. 7, dated as of May 9, 2023, to the Credit Agreement, dated as of March 28, 2012, as amended by Amendment No. 1 on April 2, 2013, as further amended by Amendment No. 2 on November 17, 2016, as further amended by Amendment No. 3 on December 19, 2016, as further amended by Amendment No. 4 on February 1, 2017, as further amended by Amendment No. 5 on April 26, 2018 and as further amended by Amendment No. 6 on December 6, 2019, by and among Telesat Canada, Telesat LLC, the guarantors party thereto, the lenders party thereto and Wilmington Savings Fund Society, FSB (as successor to JP Morgan Chase Bank, N.A.), as administrative agent, and collateral agent, and the swingline lenders and L/C Issuers and the other financial institutions and other parties party thereto.

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

Under the complex PFIC look-through rules, for purposes of determining whether a foreign corporation should be classified as a PFIC, such foreign corporation will generally be treated as if it owns a proportionate share of the assets of, and earns a proportionate share of the income earned by, any subsidiary corporation if the foreign corporation owns at least 25% (by value) of the stock of any such subsidiary corporation. Furthermore, similar look-through rules apply to partnerships in which a foreign corporation owns at least a 25% interest. Under applicable Treasury Regulations, if a corporation owns less than 25% (by value) of a partnership, such corporation’s interest in the partnership is, in general, treated as a passive asset and its income flowing through from the partnership is, in general, passive income, in each case subject to certain exceptions. During 2021 after the Transaction and during a portion of 2022, Telesat Corporation owned only approximately 24% of the Telesat Partnership Units (representing its percentage interest in Telesat Partnership and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership). Telesat Corporation’s ownership interest in Telesat Partnership increased during 2022, and has further increased each year thereafter. As of December 31, 2022, December 31, 2023, December 31, 2024, and December 31, 2025, Telesat Corporation’s ownership interest in Telesat Partnership was 25.7%, 27.2%, 28%, and 29.1%, respectively. While not free from doubt, Telesat Corporation believes that, by virtue of additional value associated with its interest as general partner of Telesat Partnership, Telesat Corporation owned at least 25% of the total value of Telesat Partnership (and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership) during 2021 and 2022. In addition, Telesat

Corporation owned more than 25% of the total value of Telesat Partnership (and indirectly in the wholly owned corporate subsidiaries of Telesat Partnership) during 2023, 2024 and 2025. Telesat Corporation believes it was not a PFIC for any of its 2021-2025 taxable years, taking into account the income and assets of the wholly owned corporate subsidiaries of Telesat Partnership. Telesat Corporation can provide no guarantee that the IRS will not successfully challenge this position upon any audit of a U.S. Holder.

The determination as to whether Telesat Corporation should be classified as a PFIC for 2026 and years thereafter will be a factual determination that must be made annually at the close of each taxable year and will be based upon the composition of Telesat Corporation’s income and assets (including certain entities in which Telesat Corporation holds at least a 25% interest by value), which may be subject to change. As a result, it is not possible to determine whether Telesat Corporation will be characterized as a PFIC for 2026 or any other future year until after the close of such year. While Telesat Corporation intends to manage its business so as to avoid PFIC status to the extent possible and consistent with its other business goals, Telesat Corporation cannot predict whether its business plans will allow it to avoid PFIC status. In addition, because the market price of the Telesat Public Shares has fluctuated and is likely to fluctuate in the future and because that market price may affect the determination of whether Telesat Corporation is a PFIC, there can be no guarantee that Telesat Corporation will not be a PFIC for any taxable year.

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

Information Reporting and Backup Withholding

Generally, a U.S. Holder of Telesat Partnership Units should not be subject to U.S. backup withholding tax, provided such U.S. Holder timely provides Telesat Partnership with a properly completed IRS Form W-9, including an accurate taxpayer identification number. In the case of any U.S. Holder subject to backup withholding, Telesat Partnership will withhold from such U.S. Holder at the applicable rate (currently twenty-four percent (24%)) with respect to income derived through Telesat Partnership. Backup withholding is not an additional tax; the amount of any backup withholding with respect to income derived by a Telesat Partnership Unit holder through Telesat Partnership generally will be allowed as a credit against its U.S. federal income tax liability and may entitle it to a refund.

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

ITEM 15.      CONTROLS AND PROCEDURES

Disclosure controls and procedures

Evaluation of Disclosure Controls and Procedures

“Disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management in a timely manner. As of December 31, 2025, Telesat Corporation conducted an evaluation under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Based on this evaluation and as a result of a material weakness in our internal control over financial reporting described below, Telesat’s Chief Executive Officer and Chief Financial Officer concluded that Telesat Corporation’s disclosure controls and procedures were not effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed by it in the reports it files or submits under the Exchange Act and Canadian securities laws is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Telesat’s management is responsible for establishing and maintaining adequate “internal control over financial reporting”, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements in a timely manner, and can provide only reasonable assurances that the objectives of the control system have been met. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the underlying policies and procedures.

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

Material Weakness

As of December 31, 2025, management identified a material weakness in the Company’s internal control over financial reporting (“ICFR”) related to balance sheet presentation and classification. A “material weakness” is a deficiency, or a combination of deficiencies, in ICFR such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Specifically, management identified a deficiency in the design and operating effectiveness of a control intended to review and approve the financial reporting implications of significant technical accounting and disclosure matters, and specifically the classification of the balance sheet between current and non-current. As a result, the control did not operate effectively during the period.

This control deficiency resulted in the misclassification of a derivative liability relating to Telesat Lightspeed Financing Warrants that will become exercisable in November 2026 as long-term liabilities, instead of current liabilities, on the balance sheet. The deficiency did not impact the measurement of the underlying liabilities and did not affect net income, cash flows, or compliance with key covenant ratios. Management corrected the misclassification between current and non-current derivative liabilities prior to the issuance of this Annual Report.

However, because the control deficiency created a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements could occur and not be prevented or detected on a timely basis, management concluded that this deficiency constitutes a material weakness in ICFR as of December 31, 2025.

Remediation Plan

Management has initiated a remediation plan designed to address the identified material weakness and to improve the overall effectiveness of the Company’s ICFR. Key elements of the remediation plan will include:

Formal process and control for technical accounting and disclosure matters

•        Management will design and implement a formal process and control to identify, track, and monitor significant technical accounting and disclosure matters. This control will include the maintenance of a centralized repository documenting the nature of each matter, supporting analyses, status updates, and assigned ownership that will be subject to a quarterly review for completeness and appropriateness of the conclusions reached.

Strengthening continuity and oversight

•        Management will enhance continuity of oversight by designating qualified personnel, responsibility for review and monitoring of significant accounting matters, including during periods of employee absence or transition.

The remediation of the material weakness will require the design and implementation of effective controls, followed by a period of sustained operating effectiveness sufficient to allow management to conclude that the material weakness has been remediated. Until such time, management cannot conclude that the Company’s ICFR is effective.

While management believes that these remediation measures are appropriate and responsive to the identified material weakness, there can be no assurance that these efforts will fully remediate the material weakness or that additional material weaknesses will not be identified in the future.

Auditor Attestation

This Annual Report includes an attestation report of Telesat’s independent registered public accounting firm regarding internal control over financial reporting as well as the report of such independent registered public accounting firm regarding the Company’s consolidated financial statements as of and for the year ended December 31, 2025.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

The following table summarizes the fees invoiced by Deloitte LLP (“Deloitte”) for services rendered to Telesat Corporation, including some of our subsidiaries, during the year ended December 31, 2025 (“Fiscal 2025”) and the year ended December 31, 2024 (“Fiscal 2024”).

(in thousands of Canadian dollars)	Fiscal 2025	Fiscal 2024
Audit fees(1)	$4,348	$3,886
Audit related fees(2)	244	260
Tax fees(3)	172	112
All other fees(4)	4	4
Total fees charged	$4,768	$4,262

____________

(1)      Audit fees were for professional services rendered by Deloitte for the audit of Telesat’s annual financial statements and for the reviews of its quarterly financial statements for the year ended December 31, 2025 and 2024 and Telesat LEO ULC’s annual financial statements for the year ended December 31, 2024.

(2)      The audit related fees for both periods also include fees for the compliance audits related to Telesat LEO ULC, audits of Telesat Canada’s pension plans, the French translation of the financial statements and for other miscellaneous audits.

(3)      The 2025 and 2024 tax fees include amounts related to Scientific Research & Experimental Development tax credit services and other tax services.

(4)      The 2025 and 2024 other fees related to access to on-line accounting research services.

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

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our DCC. Our DCC has over 13 years’ experience running a cybersecurity organization at Telesat and at a large, publicly-listed, US defense contractor. She is CISSP-certified, has a Master of Business Administration and holds a Bachelor of Science majoring in information technology from Western Governor’s University. She has built incident response plans and has experience with managing incidents and coordinating a response, remediating issues and implementing corrective actions to prevent further similar incidents. Her experience also includes reporting on the risk of incidents, advising executives in determining the overall impact, and recommending mitigation and containment measures.

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

Exhibit No.	Description of Exhibit
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

4.20

Telesat Corporation Employee Share Purchase Plan (incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-8 (File No. 333-290035) filed by Telesat Corporation on September 4, 2025).

8.1*	List of subsidiaries of Telesat Corporation
11.1	Insider Trading Policy (incorporated by reference from Exhibit 11.1 to the Annual Report on Form 20-F (File No. 001-41083) filed by Telesat Corporation on March 28, 2024).
12.1*	Section 302 Certification of Chief Executive Officer of Telesat Corporation
12.2*	Section 302 Certification of Chief Financial Officer of Telesat Corporation
13.1*	Section 906 Certification of Chief Executive Officer of Telesat Corporation
13.2*	Section 906 Certification of Chief Financial Officer of Telesat Corporation
15.1*	Consent of Deloitte LLP
97.1	Compensation Recovery Policy (incorporated by reference from Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-41083) filed by Telesat Corporation on March 28, 2024).
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2025 has been formatted in Inline XBRL

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

Telesat Corporation
	By:	/s/ Daniel S. Goldberg
	Name:	Daniel S. Goldberg
Date: March 17, 2026	Title:	President and Chief Executive Officer

Telesat Corporation
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Telesat Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Telesat Corporation and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the Schedule of Parent Company Condensed Financial Information of Telesat Corporation (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2025, in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2026, expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company ‘s ability to successfully refinance the Telesat Canada Debt in advance of the upcoming maturity raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Goodwill and long-lived assets impairment — GEO — Refer to Notes 3, 4, 16, 17 and 18 of the financial statements

Critical Audit Matter Description

The Company reviews the recoverability of its long-lived assets when there are indicators of impairment. The Company identified that indicators of impairment existed and performed an impairment test on long-lived assets of the GEO cash generating units (CGUs). The Company’s annual evaluation of goodwill for impairment involves the comparison of the fair value of the GEO operating segment to its carrying amount. The Company determined the recoverable amounts of the GEO operating segment and the GEO CGUs (the “recoverable amounts”) based on a discounted cash flow model which required management to make significant estimates and assumptions related to future revenue forecasts, future expenses and capital expenditures, costs of disposal and a discount rate. As a result of the annual and subsequent impairment tests, the Company recognized an impairment loss for GEO Goodwill and GEO CGUs.

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

•        Evaluated the reasonableness of the future revenue forecasts by considering historical revenue, contracted revenue including backlogs of existing service contracts, results of the ongoing discussions with customers, industry reports, and communications to the board of directors and external stakeholders; and

•        With the assistance of fair value specialists evaluated the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate and developing a range of independent estimates and comparing to those selected by management.

Long Term Indebtedness — Telesat Lightspeed Financing — Refer to Notes 3, 4, 22 and 24 of the financial statements

Critical Audit Matter Description

In conjunction with the Telesat Lightspeed Financing agreements, Lightspeed LEO Limited Partnership has issued Telesat Lightspeed Financing warrants (“warrants”) convertible into its limited partnership units. These warrants are measured at fair value through profit or loss and do not have a readily determinable market value. The fair value of the warrants is determined based on a valuation technique that uses a number of unobservable inputs including the underlying valuation of Telesat LEO ULC (“Telesat LEO”). The valuation is determined based on a discounted cash flow model which required management to make significant estimates and assumptions related to future revenue forecasts, future expenses and capital expenditures, and a discount rate.

While there are several estimates and assumptions that are required to determine the fair value of the warrants, the estimates with the highest degree of subjectivity are future revenue forecasts and the discount rate used to determine the underlying valuation of Telesat LEO. Auditing these estimates and assumptions required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort, including the involvement of fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the fair value of the warrants, specifically the future revenue forecasts and the discount rate used to determine the underlying valuation of Telesat LEO included the following, among others:

•        Evaluated the effectiveness of the internal controls over the fair value of warrants, including those over the key assumptions in determining the underlying share price of Telesat LEO common shares;

•        Evaluated the reasonableness of the future revenue forecasts by considering due diligence reports, industry reports in respect of demand for satellite capacity and price, results of the ongoing discussions with customers including agreements and term sheets for future services, reports from internal management experts, and communications to the board of directors and external stakeholders; and

•        With the assistance of fair value specialists, evaluated the reasonableness of the discount rate by testing the source information underlying the determination of the discount rate and developing a range of independent estimates and comparing to those selected by management.

/s/ Deloitte LLP

The PCAOB Firm ID: 1208

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 16, 2026

We have served as the Company’s auditor since 1993.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Telesat Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Telesat Corporation and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 16, 2026, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company’s going concern assumption.

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

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: management identified a deficiency in the design and operating effectiveness of a control intended to review and approve the financial reporting implications of significant technical accounting and disclosure matters, and specifically the classification of the balance sheet between current and non-current. As a result, the control did not operate effectively during the period. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2025, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

March 16, 2026

Telesat Corporation
Consolidated Statements of Income (Loss)

(in thousands of Canadian dollars, except per share amounts)	Notes	For the years ended December 31,
		2025	2024	2023
Revenue	5	$417,956	$571,044	$704,161
Operating expenses	6	(211,772)	(207,767)	(204,552)
Depreciation		(104,714)	(127,274)	(182,669)
Amortization		(44,179)	(11,337)	(13,093)
Other operating gains (losses), net	7	(361,167)	(264,931)	264,999
Operating income		(303,876)	(40,265)	568,846
Interest expense	8	(217,669)	(243,757)	(270,350)
Gain on repurchase of debt	24	6,896	202,493	230,080
Interest and other income	9	26,183	23,314	66,532
Gain (loss) on changes in fair value of financial instruments		(215,338)	(12,761)	—
Gain (loss) on foreign exchange		106,209	(244,527)	77,758
Income (loss) before income taxes		(597,595)	(315,503)	672,866
Tax (expense) recovery	10	67,378	13,037	(89,596)
Net income (loss)		$(530,217)	$(302,466)	$583,270

Net income (loss) attributable to:
Telesat Corporation shareholders		$(155,354)	$(87,720)	$157,118
Non-controlling interest		(374,863)	(214,746)	426,152
		$(530,217)	$(302,466)	$583,270

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic		$(10.61)	$(6.29)	$11.71
Diluted		$(10.61)	$(6.29)	$11.29

Total Weighted Average Common Shares Outstanding
Basic	27	14,640,626	13,937,443	13,417,290
Diluted	27	14,640,626	13,937,443	15,288,221

See accompanying notes to the consolidated financial statements

Telesat Corporation
Consolidated Statements of Comprehensive Income (Loss)

		For the years ended December 31,
(in thousands of Canadian dollars)	Notes	2025	2024	2023
Net income (loss)		$(530,217)	$(302,466)	$583,270
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments		(211,321)	372,020	(50,985)
Items that will not be reclassified to profit or loss
Actuarial gain (loss) on defined benefit plans	32	14,724	22,628	(5,050)
Income tax on items that will not be reclassified to profit or loss		(2,969)	(4,844)	1,665
Total other comprehensive income (loss)		(199,566)	389,804	(54,370)
Total comprehensive income (loss)		$(729,783)	$87,338	$528,900

Total comprehensive income (loss) attributable to:
Telesat Corporation shareholders		$(212,076)	$19,676	$142,787
Non-controlling interest		(517,707)	67,662	386,113
		$(729,783)	$87,338	$528,900

See accompanying notes to the consolidated financial statements

Telesat Corporation
Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Notes	Telesat Corporation Shares	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total Telesat Corporation shareholders’ equity	Non- controlling Interest	Total shareholders’ equity
Balance as at January 1, 2023		$46,554	$356,273	$57,756	$20,853	$78,609	$481,436	$1,358,716	$1,840,152
Net income (loss)		—	157,118	—	—	—	157,118	426,152	583,270
Issuance of share capital on settlement of restricted share units	25	3,212	11	(661)	—	(661)	2,562	(5,693)	(3,131)
Issuance of share capital on exercise of stock options	25	29	—	—	—	—	29	(13)	16
Exchange of Limited Partnership units for Public Shares	25	1,457	21,577	2,375	1,358	3,733	26,767	(26,767)	—
Other comprehensive income (loss), net of tax (expense) recovery of $1,665		—	(921)	—	(13,410)	(13,410)	(14,331)	(40,039)	(54,370)
Share-based compensation		—	—	8,337	—	8,337	8,337	24,709	33,046
Balance as at December 31, 2023		$51,252	$534,058	$67,807	$8,801	$76,608	$661,918	$1,737,065	$2,398,983

Balance as at January 1, 2024		$51,252	$534,058	$67,807	$8,801	$76,608	$661,918	$1,737,065	$2,398,983
Net income (loss)		—	(87,720)	—	—	—	(87,720)	(214,746)	(302,466)
Issuance of share capital on settlement of restricted share units, deferred share units, performance share units and the exercise of stock options	25	7,830	16,041	(1,587)	1,667	80	23,951	(30,653)	(6,702)
Other comprehensive income (loss), net of tax (expense) recovery of $(4,844)	25	—	4,954	—	102,442	102,442	107,396	282,408	389,804
Share-based compensation	25	—	—	4,735	—	4,735	4,735	12,351	17,086
Balance as at December 31, 2024		$59,082	$467,333	$70,955	$112,910	$183,865	$710,280	$1,786,425	$2,496,705

Balance as at January 1, 2025		$59,082	$467,333	$70,955	$112,910	$183,865	$710,280	$1,786,425	$2,496,705
Net income (loss)		—	(155,354)	—	—	—	(155,354)	(374,863)	(530,217)
Issuance of share capital on settlement of restricted share units, deferred share units, performance share units and the exercise of stock options	25	10,202	6,659	(1,065)	2,223	1,158	18,019	(25,535)	(7,516)
Exchange of Limited Partnership units for Public Shares		713	8,755	1,131	1,073	2,204	11,672	(11,672)	—
Other comprehensive income (loss), net of tax (expense) recovery of $(2,969)		—	3,421	—	(60,143)	(60,143)	(56,722)	(142,844)	(199,566)
Share-based compensation, net of tax (expense) recovery of $6,046		—	—	2,925	—	2,925	2,925	7,265	10,190
Balance as at December 31, 2025		$69,997	$330,814	$73,946	$56,063	$130,009	$530,820	$1,238,776	$1,769,596

See accompanying notes to the consolidated financial statements

Telesat Corporation
Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	December 31, 2025	December 31, 2024
ASSETS
Cash and cash equivalents		$509,798	$552,064
Trade and other receivables	11	58,422	158,930
Other current financial assets	12	430	565
Current income tax recoverable		5,952	29,253
Prepaid expenses and other current assets	13	257,456	280,460
Total current assets		832,058	1,021,272
Satellites, property and other equipment	5,16	2,716,708	2,277,143
Deferred tax assets	10	4,231	3,059
Other long-term financial assets	14	18,283	9,767
Long-term income tax recoverable		6,993	6,993
Other long-term assets	5,15	368,657	516,507
Intangible assets	5,17	442,278	497,466
Goodwill	18	2,214,575	2,612,972
Total assets		$6,603,783	$6,945,179

LIABILITIES
Trade and other payables	19	$57,447	$158,276
Other current financial liabilities	20	857,637	26,483
Income taxes payable		2,772	5,913
Other current liabilities	21	58,431	65,906
Current indebtedness	24	2,341,145	—
Total current liabilities		3,317,432	256,578
Long-term indebtedness	24	1,152,462	3,096,615
Deferred tax liabilities	10	91,991	175,544
Other long-term financial liabilities	22	10,091	630,556
Other long-term liabilities	23	262,211	289,181
Total liabilities		4,834,187	4,448,474

SHAREHOLDERS’ EQUITY
Share capital	25	69,997	59,082
Accumulated earnings		330,814	467,333
Reserves		130,009	183,865
Total Telesat Corporation shareholders’ equity		530,820	710,280
Non-controlling interest	26	1,238,776	1,786,425
Total shareholders’ equity		1,769,596	2,496,705
Total liabilities and shareholders’ equity		$6,603,783	$6,945,179

See accompanying notes to the consolidated financial statements

Telesat Corporation
Consolidated Statements of Cash Flows

		For the years ended December 31,
(in thousands of Canadian dollars)	Notes	2025	2024	2023
Cash flows from operating activities
Net income (loss)		$(530,217)	$(302,466)	$583,270
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation		104,714	127,274	182,669
Amortization		44,179	11,337	13,093
Tax expense (recovery)		(67,378)	(13,037)	89,596
Interest expense		217,669	243,757	270,350
Interest income		(23,797)	(65,996)	(63,838)
(Gain) loss on foreign exchange		(106,209)	244,527	(77,758)
(Gain) loss on changes in fair value of financial instruments		215,338	12,761	—
Share-based compensation	31	4,145	17,557	33,015
(Gain) loss on disposal of assets	7	(3,827)	534	(59)
Gain on disposal of subsidiaries	7	(230)	(2,620)	—
Gain on repurchase of debt		(6,896)	(202,493)	(230,080)
Impairment	7	365,224	267,017	79,740
Deferred revenue amortization		(56,221)	(58,044)	(59,337)
Pension expense	32	5,452	5,648	5,674
C-band clearing income	7	—	—	(344,892)
Non-cash other income (expense)		—	33,902	—
Other		8,012	7,511	2,958
Income taxes paid, net of income tax received	33	8,220	(60,510)	(66,841)
Interest paid, net of interest received	33	(184,787)	(161,595)	(209,261)
Government grant received		—	2,520	972
Operating assets and liabilities	33	73,313	(45,120)	(39,212)
Net cash from operating activities		66,704	62,464	170,059

Cash flows (used in) generated from investing activities
Cash payments related to satellite programs		(624,597)	(1,045,671)	(83,319)
Cash payments related to property and other equipment		(140,526)	(64,804)	(42,920)
Net proceeds from disposal of assets		4,519	—	—
Net proceeds from disposal of subsidiaries		235	3,613	—
Investments and other		(858)	—	—
Purchase of intangible assets		—	(52)	(13,267)
Government grant received		—	15,359	117
C-band clearing proceeds	7	—	—	351,438
Net cash (used in) generated from investing activities		(761,227)	(1,091,555)	212,049

Cash flows (used in) generated from financing activities
Proceeds from indebtedness		689,789	—	—
Repurchase of indebtedness	33	(4,501)	(155,903)	(344,014)
Payments of principal on lease liabilities	33	(2,709)	(2,422)	(2,171)
Satellite performance incentive payments	33	(2,035)	(4,572)	(6,385)
Tax withholdings on settlement of restricted share units		(8,734)	(7,732)	(3,198)
Proceeds from exercise of stock options		550	426	27
Net cash (used in) generated from financing activities		672,360	(170,203)	(355,741)

Effect of changes in exchange rates on cash and cash equivalents		(20,103)	82,269	(35,070)

Changes in cash and cash equivalents		(42,266)	(1,117,025)	(8,703)
Cash and cash equivalents, beginning of year		552,064	1,669,089	1,677,792
Cash and cash equivalents, end of year		$509,798	$552,064	$1,669,089

See accompanying notes to the consolidated financial statements

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Corporation was incorporated under the Business Corporations Act (British Columbia) in October 2020 and is headquartered in Ottawa, Canada.

References herein to “Telesat” or “Company” refer to Telesat Corporation and its subsidiaries.

The Company is a leading global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. The Company’s state-of-the-art fleet consists of 14 geostationary satellites and the Canadian payload on Viasat-1, ground infrastructure and highly expert and dedicated staff.

After decade of development, the Company, through its wholly owned indirect subsidiary, Telesat LEO ULC, formerly Telesat Leo Inc. (“Telesat LEO”) is building a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. Telesat Lightspeed will initially consist of 156 satellites capable of providing a highly advanced, global, enterprise-grade, integrated satellite and terrestrial network optimized to capture the growing demand for broadband connectivity in certain key market verticals around the world. Telesat Lightspeed is expected to be in service in 2028.

The Company began trading on the Nasdaq Global Select Market and the Toronto Stock Exchange on November 19, 2021 under the ticker symbol “TSAT”. Quarterly and annual financial statements, material change statements and other publicly available documents of the Company can be obtained from the U.S. Securities Exchange Commission (“SEC”) at https://www.sec.gov and the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at https://www.sedarplus.ca.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the audited consolidated financial statements of Telesat.

On March 16, 2026, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION AND GOING CONCERN

Statement of Compliance

The consolidated financial statements were prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

Telesat Canada Debt Refinancing and Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Assessing the ability of the Company to continue as a going concern requires judgment that includes considering whether conditions or events, including those at any of its subsidiaries, impact the going concern assumption. In conducting this assessment, management identified an adverse event at Telesat Canada relating to significant obligations that will require repayment or refinancing. Consequently, the Company is required to evaluate the impact of this adverse event on its ability to continue as a going concern.

Telesat Canada is a wholly owned subsidiary of the Company. Telesat Canada’s Term Loan B and Senior Notes, as disclosed in Note 24, are scheduled to mature between December 2026 and October 2027, resulting in significant obligations that will require repayment or refinancing. As a result of the refinancing requirement at the end of 2026, approximately $2.3 billion of Telesat Canada’s debt, comprising the Term Loan B and the 2026 Senior Secured Notes (collectively, the “Telesat Canada debt”), has been classified as a current liability in these financial statements as at December 31, 2025. The Telesat Canada debt obligations are guaranteed by certain direct and indirect subsidiaries of Telesat Canada (“Guarantor

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

2. BASIS OF PRESENTATION AND GOING CONCERN (cont.)

Entities”) and the obligation for repayment of the credit facilities upon maturity does not extend beyond these Guarantor Entities. Other entities within the Telesat group, other than Guarantor Entities (“LEO Non-Guarantor Entities”) are primarily focused on the Telesat Lightspeed project. Telesat LEO ULC, a subsidiary of the Company through which the Lightspeed project is being developed, has a segregated funding source to permit the build out of that project that includes the ability to acquire any necessary intercompany services, such as certain personnel, occupancy, and information systems, currently provided to Telesat LEO ULC by Telesat Canada up to a specified maximum.

The Company has approximately $509.8 million of cash and cash equivalent of which $206.6 million is held within Telesat Canada, as at December 31, 2025. The Company and Telesat Canada expect to generate sufficient cash flow to meet the requirements of their respective ongoing operations and debt servicing costs for the reasonably foreseeable future, including at least the one-year period following the date of these financial statements. However, the Company’s consolidated cash flows and cash resources alone, which includes those of Telesat Canada, are not expected to be sufficient to meet Telesat Canada’s debt maturity obligations as they come due.

Management is actively engaged in discussions with lenders’ advisors about refinancing the Telesat Canada debt. However, these refinancing activities are dependent on a number of factors outside of the Company’s control. As such, there can be no assurance that these refinancing initiatives will be completed successfully. This material uncertainty, that relates solely to the upcoming Telesat Canada debt maturities in December 2026, casts substantial doubt as to Telesat Canada’s ability to meet its debt obligations as they come due. Accordingly, this material uncertainty raises substantial doubt for the Company in these consolidated financial statements.

Should the Company not be able to refinance the Telesat Canada debt obligations prior to maturity, these financial statements may require significant adjustments. Such adjustments would have a material impact on the carrying amount and classification of reported assets, liabilities, revenues or expenses in these financial statements.

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

The portion of equity ownership in a subsidiary that is not directly or indirectly attributable to the Company is accounted for as non-controlling interest. Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to an acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

2. BASIS OF PRESENTATION AND GOING CONCERN (cont.)

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

3. MATERIAL ACCOUNTING POLICY INFORMATION

Segment Reporting

Since 2024, the Company reports its results within two operating segments: GEO services (“GEO”) segment that refers to the operation of the fleet of GEO satellite and LEO services (“LEO”) segment that refers to the deployment and operation of the Telesat Lightspeed constellation (which activity takes place within the LEO Non-Guarantor Entities). Transactions that do not belong to a particular operating segment, such as transactions related to certain corporate entities, are reported within “Other”.

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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

Depreciation is calculated using the straight-line method over the respective estimated useful lives of the assets.

Below are the estimated useful lives in years of satellites, property and other equipment as at December 31, 2025.
Years
Satellites	3 to 15
Right-of-use assets	2 to 27
Antennas, satellite control and communication equipment	7 to 20
Building, equipment and other	3 to 27

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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

Cash Generating Unit

A cash generating unit (“CGU”) is the smallest identifiable group of assets that generates cash inflows which are largely independent of the cash inflows from other assets or groups of assets. In the prior year, the Company tested the carrying amount of its GEO satellites and orbital slots by grouping them on a regional basis. Based on the change on January 1, 2025 to finite life from indefinite useful life of the orbital slots and due to the continuing decline in the GEO business, the Company manages the GEO business as a unified depleting pool of capacity with the objective to maximize the interoperability of satellites to utilize any excess capacity considering any regulatory or satellites footprint limitations. As a result, the Company has determined that its GEO operations comprise four distinct, disaggregated CGUs, each representing groups of satellites and orbital slots organized by capacity pools and customer segments, with each unit generating cash flows independently from the others.

For goodwill impairment assessment purposes, GEO is treated as one aggregated GEO CGU. The Company’s LEO operations have been assessed to function as a single CGU for the purposes of impairment testing.

These carrying amounts represent the assets allocated to each CGU for the purposes of impairment testing in accordance with IAS 36.

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

The Company distinguishes intangible assets between assets with finite and indefinite useful lives. Intangible assets with indefinite useful lives are comprised of the Company’s trade name and intellectual property. These assets are carried at cost less any accumulated impairment losses. Finite life intangible assets, which are carried at cost less accumulated amortization and any accumulated impairment losses, consist of orbital slots, customer relationships, customer contracts, concession rights, transponder rights, software and patents. Intangible assets with finite lives are amortized over their estimated useful lives using the straight-line method of amortization, except for revenue backlog which is based on the expected period of recognition of the related revenue.

Below are the estimated useful lives in years of the finite life intangible assets as at December 31, 2025.
Years
Orbital slots	1 to 34
Customer relationships	20 to 21
Concession rights	3 to 15
Software	5
Patents	18

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Impairment of Goodwill and CGUs

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

The fair value less costs of disposal is the price that would be received to sell an asset or CGU in an orderly transaction between market participants at the measurement date. For the impairment assessment, the fair value is calculated using Level 3 of the fair value hierarchy.

The fair value less costs of disposal for the GEO segment, GEO CGU and LEO CGU was determined using a discounted cash flow model, which represents a Level 2 and Level 3 fair value measurement described under IFRS 13. The valuation incorporated the following significant unobservable inputs:

•        Projected future cash flows for GEO and LEO satellite operations, respectively (unobservable)

•        Assumptions regarding long-term pricing and utilization of GEO and LEO capacity (unobservable)

Management believes that these inputs reflect assumptions that market participants would use when pricing the CGU.

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

An assessment for impairment of goodwill and CGUs is performed annually, or more frequently whenever events or changes in circumstances indicate that the carrying amounts of these assets are likely to exceed their recoverable amount.

A quantitative impairment test consists of assessing the recoverable amount of a CGU or an asset, which is the higher of its fair value less costs of disposal and its value in use. For the quantitative impairment assessment, fair value is calculated using Level 3 of the fair value hierarchy depending on the valuation approach being utilized.

As part of its annual impairment test for goodwill, management first performs the impairment test of the CGUs (or group of CGUs) to which it is allocated.

Impairment losses related to a disaggregated CGU that does not have goodwill allocated to it are distributed to the CGU’s assets on a proportionate basis according to their respective carrying amounts. These impairment losses are recognized within other operating gains (losses), net. For CGU assets other than goodwill, any reversals of previously recognized impairment losses are also recorded in other operating gains (losses), net.

Impairment of Long-Lived Assets

Tangible fixed assets and finite-life intangible assets are assessed for impairment when events or changes in circumstances indicate that the carrying amount of an asset exceed its recoverable amount. In addition, at each reporting period, the Company assesses whether there are indicators that an impairment loss recognized in prior periods may no longer exist or may have decreased. If it is not possible to measure the recoverable amount for a particular asset, the Company determines the recoverable amount of the CGU with which it is associated.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Impairment of Indefinite Life Intangible Assets

Indefinite life intangible assets such as trade name and intellectual property are tested for impairment as a part of the CGUs as these assets do not generate cash inflows independently of other assets or groups of assets and the carrying amount cannot be fully attributed to a single CGU. An assessment for impairment of indefinite life intangible assets is performed annually, or more frequently whenever events or changes in circumstances indicate that the carrying amounts of these assets are likely to exceed their recoverable amount.

A quantitative impairment test consists of assessing the recoverable amount of an asset, which is the higher of its fair value less costs of disposal and its value in use. For the quantitative impairment assessment, fair value is calculated on a recurring basis and is calculated using Level 3 of the fair value hierarchy depending on the valuation approach being utilized.

Impairment losses are recognized in other operating gains (losses), net. For indefinite life intangible assets, reversals of impairment losses are also recognized in other operating gains (losses), net.

Orbital Slots

Prior to January 1, 2025, the Company’s accounting estimates concerning the appropriate useful economic lives of geostationary orbital slots have been that they have indefinite lives as it was expected, with a relatively high level of certainty, that it would maintain continued occupancy of an assigned geostationary orbital slot either during the operational life of an existing orbiting satellite or upon replacement by a new satellite once the operational life of the existing orbiting satellite is over. In 2025, the orbital slots were tested for impairment at the CGU level.

To respond to market dynamics, the Company is developing a constellation of LEO satellites. A large part of its current and future capital expenditures is expected to be related to this constellation. In light of market developments, the number of occupied operational geostationary orbital slots is likely to decline over time, and management no longer believes that the existing geostationary orbital slots will continue to be utilized for an indefinite period of time.

As a result, management has updated its estimates in this area such that all geostationary orbital slots are now presented as finite life assets. For those orbital slots which were formerly presented as indefinite life assets, their residual carrying values will generally be amortized over the remaining life of the on-station satellite operating at that orbital position in accordance with the provisions of IAS 38. Where more than one satellite is co-located at one position then the latest end of life amongst those satellites is used. Where the likelihood of procuring a new or replacement satellite is probable, management calculates the end of life of that uncommitted replacement and applies it in computing the amortization life of the relevant orbital slot. The useful lives applied in the amortization of orbital slots range from 1 to 34 years.

This change in accounting estimate regarding the useful lives of the orbital slots has been accounted for prospectively, beginning on January 1, 2025.

The impact on the balance sheet as at December 31, 2025 was as follows:
(in millions of dollars)
Intangible assets	$(33.9)
Accumulated earnings	$33.9

The impact on the statement of income (loss) for the year ended December 31, 2025, was as follows:
(in millions of dollars)
Amortization	$(33.9)

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Under IFRS® Accounting Standards, a change in the useful life of an orbital slot is an indicator of impairment, requiring an assessment. The Company performed its latest impairment test for orbital slots in the fourth quarter of the year ended December 31, 2024. Given the proximity of that assessment to the change in useful life, the Company reevaluated the key assumptions and determined that there were no material changes that would significantly affect the recoverable amount. Accordingly, the Company relied on this assessment to support its no impairment conclusion as of the date the useful life was revised.

Trade Name

Until 2024, relief from royalty method was used to calculate the fair value of the Telesat trade name. The relief from royalty analysis requires determining a hypothetical royalty rate and subsequent application of the rate to projected revenue. For 2025, Telesat assessed trade name for impairment at the CGU level.

Telesat’s trade name meets the definition of a corporate asset as it contributes to the future cash flows of all CGUs of the company (i.e. four GEO satellite pool CGUs and the LEO CGU). The trade name does not generate cash inflows independently of other assets or groups of assets and the carrying amount cannot be fully attributed to a single CGU under review. Therefore, the carrying amount of the trade name has been allocated to the individual CGUs on a relative value basis. This carrying amount including the proportionate amount of the trade name is then compared against the recoverable amount of the CGUs.

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

Financial Instruments

Financial assets are initially recognized at fair value. Financial assets are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). A financial asset is measured at amortized cost if it is not designated as FVTPL, it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. A debt investment is measured at FVTOCI if it is not designated at FVTPL, it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amounts outstanding. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI. This election is made on an investment by investment basis. All financial assets not classified as measured at amortized cost or FVTOCI as described above are measured at FVTPL. Telesat does not have any financial assets measured at FVTOCI as at December 31, 2025 and 2024.

The following accounting policies apply to the subsequent measurement of the Company’s financial assets:

•        Amortized cost:    The financial assets are subsequently measured at amortized cost in accordance with the effective interest method. The amortized cost is reduced by any impairment losses; and

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

Financing Costs

The debt issuance costs related to the Senior Secured Credit Facility, the 6.5% Senior Unsecured Notes (“2027 Senior Unsecured Notes”), the 4.875% Senior Secured Notes (“2027 Senior Secured Notes”), the 5.625% Senior Secured Notes (“2026 Senior Secured Notes”) and Telesat Lightspeed Financing are included in current and long-term indebtedness and are amortized to interest expense using the effective interest method. All other debt issuance costs are accounted for as short-term and long-term deferred charges and are included in prepaid expenses and other current assets and other long-term assets. The deferred charges are amortized to interest expense on a straight-line basis over the term of the indebtedness to which they relate.

Employee Benefit Plans

Telesat Canada maintains one contributory and three non-contributory defined benefit pension plans which provide benefits based on length of service and rate of pay. Two of these defined-benefit plans were closed to new members in 2013. Effective January 1, 2024, the Pension Plan for Employees of Telesat Canada and the Pension Plan for Designated Employees of Telesat Canada were merged into one plan, the Pension Plan for Employees of Telesat Canada, subject to final regulatory filings and approvals. The combined plan is closed entirely to new members with respect to the defined benefit provisions. The merged plan will offer a defined contribution pension to all employees of Telesat Canada and Telesat LEO effective January 1, 2024.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Telesat Canada also provides other post-employment and retirement benefits, include health care and life insurance benefits on retirement and various disability plans, worker’s compensation and medical benefits to former or inactive employees of Telesat Canada, their beneficiaries and covered dependents, after employment but before retirement, under certain circumstances.

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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

Restricted Share Units, Performance Share Units, Deferred Share Units and Employee Share Purchase Plan

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

In 2025, the Company established an Employee Share Purchase Plan (“ESPP”). The ESPP is a cash-settled share-based payment plan, whereby employees of the company can acquire common shares through regular payroll deductions. Company-matched employee contributions, up to a maximum of five thousand dollars per annum, are restricted to a one year holding period. The employee and Company’s contributions are remitted to an independent plan administrator who is responsible for purchasing common shares on the market on behalf of the employee.

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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

IFRS 18, Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures in Financial Statements (“IFRS 18”), which replaces IAS 1. IFRS 18 aims to improve the comparability and transparency of financial performance by introducing defined categories and subtotals in the statement of profit or loss, enhanced disclosure requirements for management-defined performance measures, and updated principles for the aggregation and disaggregation of information in the financial statements.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

Telesat is currently evaluating the detailed implications of applying IFRS 18 on its financial statements. Based on preliminary analysis performed to date, IFRS 18 is not expected to affect the Company’s total net income (loss). However, the standard is expected to result in changes to the presentation and classification of certain income, expense, and cash flow line items.

Certain line items in the primary financial statements may be modified, disaggregated, or regrouped to better reflect the principles of aggregation and disaggregation introduced by IFRS 18.

In particular, foreign exchange differences that are currently aggregated and presented as a single line item in the statement of profit or loss may require disaggregation and reclassification between various categories.

Based on the Company’s current understanding of IFRS 18, interest paid is expected to be classified as financing cash flows and interest received as investing cash flows in the statement of cash flows, rather than operating cash flows as currently presented.

Telesat will continue to evaluate the detailed application of IFRS 18. The Company will apply IFRS 18 from its mandatory effective date of January 1, 2027 and where applicable, will restate the comparative information in accordance with the transition requirements of the standard.

4. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

Critical judgments in applying accounting policies

The following are the critical judgments made in applying the Company’s accounting policies which have the most significant effect on the amounts reported in the financial statements:

Telesat Canada Debt Refinancing and Going Concern

The ability and likelihood of Telesat Canada, a subsidiary consolidated by Telesat Corporation, to refinance its debt obligations at maturity that fall due within 12 months of the balance sheet date requires management judgment as described in Note 2. Based upon current projections, cash flows from operations alone are not expected to be sufficient to satisfy the maturity obligation related to the settlement of the debt instruments as they become due in December 2026. Refer to Note 2 for further discussion on the critical accounting judgements and estimates in relation to Telesat Canada.

Contingencies and legal proceedings

The Company participates from time to time in legal proceedings arising in the normal course of its business. Significant judgement by management is required to estimate the probability of the outcome of legal proceedings in relation to equity distribution. See Note 34.

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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

Derivative financial instruments measured at fair value

As at December 31, 2025, the balance of the derivative liabilities was $832.4 million (December 31, 2024 — $617.1 million).

As at December 31, 2025 and 2024, the balances of the derivative assets was $Nil.

To fund its Lightspeed LEO constellation, on September 13, 2024, Telesat LEO (a wholly owned of Telesat) entered into loan agreements with 16342451 Canada Inc., a subsidiary of Canada Development Investment Corporation (“Government of Canada”) and Investissement Quebec (“Government of Quebec”), for senior secured non-revolving delayed draw term loan facilities in the principal amount of $2,140 million and $400 million, respectively (“Telesat Lightspeed Financing”).

As part of the Telesat Lightspeed Financing, Telesat LEO issued warrants entitling the Government of Canada to acquire 10% and Government of Quebec to acquire 1.87% of its total shares on a fully diluted basis (“Telesat Lightspeed Financing Warrants”), which were fair valued upon the completion of the conditions precedent. The

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES (cont.)

Telesat Lightspeed Financing Warrants can be exercised starting two years after issuance and have ten-years term. On September 12, 2025, Lightspeed LEO Partnership became the issuing entity of Telesat Lightspeed Financing Warrants. See details in Note 35.

As at November 15, 2024, at inception, the fair value of the embedded derivatives was $509.1 million and $95.2 million, respectively, for the Government of Canada and Government of Quebec. As at December 31, 2025, the fair value of the embedded derivatives was $701.4 million and $131.0 million, respectively, for the Government of Canada and Government of Quebec.

Quoted market values are unavailable for the Telesat Lightspeed Financing Warrants and, in the absence of an active market, the Company determines fair value for Telesat Lightspeed Financing Warrants based on valuation models; such as option pricing models and discounted cash flow analysis, which uses unobservable inputs including the value of the Telesat LEO business and volatility which requires management to make significant estimates and judgements. The determination of fair value of the Telesat Lightspeed Financing Warrants is significantly impacted by the assumptions used for the amount and timing of estimated future cash flows and discount rates. As a result, the fair value of financial assets and liabilities and the amount of gain/loss on changes in fair value of financial instruments recorded to net income (loss) could vary.

Impairment of goodwill

Goodwill represents a significant portion of Telesat’s total assets. As a result, determining whether goodwill is impaired requires an estimation of the Company’s fair value based on management estimate of the future cash flows expected to arise from operations and to make assumptions regarding the underlying business plan, discount rate, and growth rate. Actual operating results and the related cash flows of the Company could differ from the estimates used for the impairment analysis.

Impairment of CGUs

The impairment analysis of CGUs requires the Company to estimate the future cash flows expected to arise from operations and to make assumptions regarding the underlying business plan, discount rates, growth rate and basis for allocation of certain assets and liabilities. Significant judgments are made in establishing these assumptions. Actual operating results and the related cash flows of the CGU could differ from the estimates used for the impairment analysis.

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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

5. SEGMENT INFORMATION

The Company reports under two operating segments, which are GEO and LEO. Transactions that do not belong to a particular operating segment, such as certain corporate entities, are reported within “Other”.

The Company’s Chief Operating Decision Maker (“CODM”), who is the Company’s Chief Executive Officer, is provided with information to review the operating results, assess performance of the operations and make capital allocation decisions at the operating segment level comprising GEO and LEO. The accounting policies of the reportable segments are the same as those described in Note 2 and Note 3 above.

The segment information regularly reviewed by the CODM and the reconciliation thereof to the net income (loss) as well as the capital expenditures by operating segment are included in the following tables:

For the year ended December 31, 2025	GEO	LEO	Other(3)	Consolidated
Revenue	$413,059	$4,897	$—	$417,956
Operating expenses, excluding share-based compensation and non-recurring items(1)	(129,352)	(72,358)	(3,569)	(205,279)
Adjusted EBITDA(1)	$283,707	$(67,461)	$(3,569)	212,677
Share-based compensation				(4,145)
Non-recurring items(2)				(2,348)
Depreciation				(104,714)
Amortization				(44,179)
Other operating gains (losses), net				(361,167)
Operating income				(303,876)
Interest expense				(217,669)
Interest and other income				26,183
Gain on repurchase of debt				6,896
Gain (loss) on changes in fair value of financial instruments				(215,338)
Gain (loss) on foreign exchange				106,209
Income (loss) before income taxes				(597,595)
Tax (expense) recovery				67,378
Net income (loss)				(530,217)
Capital expenditures	$3,266	$704,685	$—	$707,951

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

(2)      Non-recurring items includes severance payments and special compensation and benefits for executives and employees.

(3)      Transactions that do not belong to a particular operating segment such as certain corporate entities are reported within “Other”.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

Consolidated

Revenue derived from the above services were as follows:

For the years ended December 31,	2025	2024	2023
Broadcast – GEO	$196,196	$274,414	$331,842
Enterprise – GEO	206,634	267,768	348,823
Consulting and other – GEO	10,229	12,104	12,554
Consulting and other – LEO	4,897	16,758	10,942
Revenue	$417,956	$571,044	$704,161

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

For the years ended December 31,	2025	2024	2023
Canada	$213,123	$260,425	$324,226
United States	133,185	210,628	245,328
Asia & Australia	13,926	31,984	50,651
Latin America & Caribbean	29,717	36,459	48,664
Europe, Middle East & Africa	28,005	31,548	35,292
Revenue	$417,956	$571,044	$704,161

For the year ended December 31, 2025 revenue from the LEO segment was from the United States and the Asia & Australia geographic regions. For the years ended December 31, 2024 and 2023, revenue from the LEO segment was from the United States geographic region.

For disclosure purposes, the satellites and the intangible assets have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows:

As at December 31,	2025	2024
Canada	$2,464,818	$1,903,673
United Kingdom	238,478	349,619
United States	12,276	14,964
Europe, Middle East & Africa (excluding United Kingdom)	—	7,427
All others	1,136	1,460
Satellites, property and other equipment	$2,716,708	$2,277,143

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. SEGMENT INFORMATION (cont.)

As at December 31,	2025	2024
Canada	$428,909	$477,221
United States	5,426	7,896
Latin America & Caribbean	7,943	8,817
All others	—	3,532
Intangible assets	$442,278	$497,466

Other long-term assets by geographic regions were allocated as follows:

As at December 31	2025	2024
Canada	$343,059	$516,507
United States	25,598	—
Other long-term assets	$368,657	$516,507

Goodwill was not allocated to geographic regions.

Major Customers

For the year ended December 31, 2025, there were two significant customers each representing more than 10% of consolidated revenue totalling $125.0 million and $77.1 million respectively (December 31, 2024 — $135.5 million and $131.1 million, December 31, 2023 — $172.6 million and $140.7 million).

6. OPERATING EXPENSES

For the years ended December 31,	2025	2024	2023
Compensation and employee benefits(a)	$92,620	$110,330	$117,917
Other operating expenses(b)	96,423	59,465	48,120
Cost of equipment sales(c)	1,159	4,093	7,546
Cost of third-party satellites(d)	21,570	33,879	30,969
Operating expenses	$211,772	$207,767	$204,552

____________

(a)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)      Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for year ended December 31, 2025 included $1.9 million of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the lease liabilities (December 31, 2024 — $1.8 million).

(c)      Cost of equipment sales included the cost of equipment and other costs directly attributable to fulfilling the Company’s obligations under customer contracts, excluding the cost of third party capacity.

(d)      Cost of third-party satellites included the cost of third-party satellite capacity acquired to fulfill customer capacity requirements.

7. OTHER OPERATING GAINS (LOSSES), NET

For the years ended December 31,	2025	2024	2023
Gain (loss) on disposal of assets	$3,827	$(534)	$59
Gain (loss) on disposal of subsidiaries	230	2,620	—
C-band clearing income	—	—	344,892
Impairment	(365,224)	(267,017)	(79,740)
Other	—	—	(212)
Other operating gains (losses), net	$(361,167)	$(264,931)	$264,999

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

7. OTHER OPERATING GAINS (LOSSES), NET (cont.)

Impairment

During the year ended December 31, 2025, as a result of impairment testing of the GEO segment and CGUs, impairment losses of $302.2 million was recognized against goodwill, $55.9 million against satellites, property and other equipment, and $7.1 million against intangible assets. During the year ended 2024, as a result of impairment testing of the GEO business segment and CGU, impairment losses of $191.0 million was recognized against intangible assets, and impairment losses of $76.0 million was recognized against satellites, property and other equipment. The goodwill impairment was driven by a reduced number of GEO contract renewals arising from increased competition from newer LEO technology, coupled with sustained pricing pressure. Following the goodwill impairment, the recoverable amount of the GEO CGU approximates its carrying amount. Accordingly, any reasonably possible adverse change in key assumptions would result in a further impairment. Impairment losses recognised in respect of goodwill are not reversed in subsequent periods.

8. INTEREST EXPENSE

For the years ended December 31,	2025	2024	2023
Interest on indebtedness	$232,766	$227,411	$252,257
Interest on significant financing component	12,296	13,834	15,713
Interest on leases, net	2,107	1,518	1,523
Interest on satellite performance incentive payments	934	1,144	1,464
Interest on employee benefit plans (Note 32)	(1,068)	(150)	(607)
Capitalized interest	(29,366)	—	—
Interest expense	$217,669	$243,757	$270,350

9. INTEREST AND OTHER INCOME (EXPENSE)

For the years ended December 31,	2025	2024	2023
Interest income	$23,797	$65,996	$63,838
Other income (expense)	2,386	(42,682)	2,694
Interest and other income	$26,183	$23,314	$66,532

10. INCOME TAXES

For the years ended December 31,	2025	2024	2023
Current tax expense (recovery)	$12,967	$50,943	$75,780
Deferred tax expense (recovery)	(80,345)	(63,980)	13,816
Tax expense (recovery)	$(67,378)	$(13,037)	$89,596

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES (cont.)

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

For the years ended December 31,	2025	2024	2023
Net income (loss) before taxes	$(597,595)	$(315,503)	$672,866
Multiplied by the statutory income tax rates	26.39%	26.39%	26.40%
	(157,705)	(83,261)	177,637
Income tax recorded at rates different from the Canadian tax rate	(5,145)	(12,266)	(11,518)
Permanent differences(1)	57,998	6,361	(71,741)
Effect on deferred tax balances due to changes in income tax rates	—	(86)	(407)
Effect of temporary differences not recognized as deferred tax assets	25,596	77,948	(4,661)
Foreign taxes	(167)	8,866	—
Taxes related to prior periods	(1,339)	6	(2,152)
Excess tax-benefits on share-based payments recognized directly in equity	6,046	—	—
Impact of foreign exchange	7,211	(10,883)	2,436
Other	127	278	2
Tax expense (recovery)	$(67,378)	$(13,037)	$89,596
Effective income tax rate	11.27%	4.13%	13.32%

____________

(1)      Prior period reflects the IASB issued amendments to IAS 12.

Temporary differences, tax losses and tax credits

The tax effects of temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes are presented below:

As at December 31,	2025	2024
Deferred tax assets
Foreign tax credits	$1,355	$2,692
Deferred revenue	4,774	5,783
Loss carry forwards	27,281	44,309
Employee benefits	3,573	—
Reserves	1,024	1,363
Other	3,119	2,302
Total deferred tax assets	$41,126	$56,449
As at December 31,	2025	2024
Deferred tax liabilities
Capital assets	$(20,045)	$(46,149)
Intangible assets	(101,795)	(174,514)
Financing charges	(7,046)	(7,511)
Employee benefits	—	(760)
Total deferred tax liabilities	(128,886)	(228,934)
Deferred tax liabilities, net	$(87,760)	$(172,485)

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. INCOME TAXES (cont.)

As at December 31, 2025, deferred tax assets of $4.2  million on the balance sheet relate to Brazil and United States tax jurisdictions (December 31, 2024 — $3.1 million related to Brazil and United States tax jurisdictions).

Foreign tax credits

The Company has Canadian foreign tax credits of $10.1 million which may only be used to offset taxes payable, of which $1.3 million has been recognized. The credits are due to expire between 2030 and 2034.

The Company has United Kingdom foreign tax credits of $11.6 million which have no expiry. No deferred tax asset has been recognized in respect of these foreign tax credits.

The Company has United States foreign tax credits of $150.4 million carried over from 2017. No deferred tax asset has been recognized in respect of these foreign tax credits.

Loss carry forwards and deductible temporary differences

The Company has non-capital losses in Canada of $193.6 million which will expire starting in 2038 for which a deferred tax asset of $5.7 million has been recognized. The Company has capital losses in Canada of $7.4 million which have no expiry. No deferred tax asset has been recognized in respect to these losses as it is not probable we will recognize capital gains. In addition, the Company has $120.8 million of deductible temporary differences in Canada for which no deferred tax asset has been recognized. The Company also has $32.0 million of unused interest deductions in Canada that can be carried forward indefinitely for which no deferred tax asset has been recognized.

The Company has tax losses in the United Kingdom of $125.8 million that can be carried forward indefinitely, subject to restrictions on their utilization. The use of the losses is limited to 50% of taxable income generated in a carry forward year. Notwithstanding, the Company will be entitled to a GBP 5 million annual allowance of unrestricted taxable income not subject to the 50% limitation. A deferred tax asset of $5.8 million has been recognized in respect of the losses. The Company also has $380.2 million of unused interest deductions in the United Kingdom that can be carried forward indefinitely for which no deferred tax asset has been recognized.

The Company has tax losses of $7.5 million in the United States which can be carried forward indefinitely, and subject to restrictions on their utilization of up to 80% of taxable income generated in a carry forward year. No deferred tax asset has been recognized in respect of the losses. The Company also has $15.8 million of deductible temporary differences for which no deferred tax asset has been recognized.

The Company has tax losses of $1.3 million in Brazil that can be carried forward indefinitely, subject to restrictions on their utilization. The use of the losses is limited to 30% of taxable income generated in a carry forward year. A deferred tax asset of $0.5 million has been recognized in respect of the losses.

Investments in subsidiaries

As at December 31, 2025, the Company had temporary differences of $252.6 million associated with investments in subsidiaries for which no deferred tax liabilities have been recognized, as the Company is able to control the timing of the reversal of these temporary differences and it is not probable that these differences will reverse in the foreseeable future.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

11. TRADE AND OTHER RECEIVABLES

As at December 31,	2025	2024
Trade receivables	$44,374	$57,176
Less: allowance for doubtful accounts	(13,813)	(8,901)
Net trade receivables	30,561	48,275
Deferred receivables	6,332	4,702
Government grant receivable (Note 28)	19,891	16,245
Other receivables	1,638	89,708
Trade and other receivables	$58,422	$158,930

Allowance for doubtful accounts

The movement in the allowance for doubtful accounts was as follows:

Years ended December 31,	2025	2024
Allowance for doubtful accounts, beginning of year	$8,901	$6,467
Provisions for impaired receivables	9,697	6,552
Receivables written off	(4,573)	(4,385)
Impact of foreign exchange	(212)	267
Allowance for doubtful accounts, end of year	$13,813	$8,901

12. OTHER CURRENT FINANCIAL ASSETS

As at December 31,	2025	2024
Security deposits and Restricted cash	$430	$565
Other current financial assets	$430	$565

13. PREPAID EXPENSES AND OTHER CURRENT ASSETS

As at December 31,	2025	2024
Deferred charges(a)	$224,271	$238,513
Other	18,013	33,893
Prepaid expenses	13,686	6,597
Inventory(b)	1,486	1,457
Prepaid expenses and other current assets	$257,456	$280,460

____________

(a)      As at December 31, 2025 and December 31, 2024, the deferred financing charges were associated with the Telesat Lightspeed Financing Warrants (Note 24) granted to the Government of Canada and the Government of Quebec and the debt issue costs associated with the Telesat Lightspeed Financing. As the drawdowns will be made against the Telesat Lightspeed Financing, the proportional amount of the current and long-term assets will be transferred to the debt issue costs against the long-term indebtedness.

(b)      As at December 31, 2025, inventory consisted of $0.3 million of work in progress (December 31, 2024 — $0.3 million) and $1.2 million of other inventory (December 31, 2024 — $1.2 million).

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

14. OTHER LONG-TERM FINANCIAL ASSETS

As at December 31,	2025	2024
Deferred receivables	$17,145	$8,708
Security deposits	1,138	1,059
Other long-term financial assets	$18,283	$9,767

15. OTHER LONG-TERM ASSETS

As at December 31,	2025	2024
Deferred charges(a)	$231,664	$416,431
Pension benefits (Note 32)	109,812	99,554
Prepaid expenses	26,312	512
Other	869	10
Other long-term assets	$368,657	$516,507

____________

(a)      As at December 31, 2025, the deferred financing charges were associated with the Telesat Lightspeed Financing Warrants (Note 24) granted to the Government of Canada and the Government of Quebec and the debt issue costs associated with the Telesat Lightspeed Financing. As the drawdowns will be made against the Telesat Lightspeed Financing, the proportional amount of the current and long-term assets will be transferred to the debt issue costs against the long-term indebtedness.

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT

	Satellites	Antennas, satellite control & communication equipment	Building, equipment & other	Right-of-use assets(1)	Assets under construction	Total
Cost as at January 1, 2024	$3,424,761	$174,481	$87,382	$45,353	$554,141	$4,286,118
Additions	—	104	892	2,246	1,201,723	1,204,965
Disposals/retirements	(15,900)	(3,287)	(1,864)	(2,972)	(28,397)	(52,420)
Transfer to other receivables	—	—	—	—	(87,958)	(87,958)
Transfers from assets under construction	—	11,630	7,096	—	(18,726)	—
Impact of foreign exchange	69,011	2,451	566	1,104	98,971	172,103
Cost as at December 31, 2024	3,477,872	185,379	94,072	45,731	1,719,754	5,522,808
Additions	—	79	163	9,372	698,337	707,951
Disposals/retirements	—	(899)	(1,903)	(1,452)	—	(4,254)
Transfers from assets under construction	—	7,749	7,997	—	(15,746)	—
Impact of foreign exchange	(39,919)	(1,524)	(479)	(830)	(90,899)	(133,651)
Cost as at December 31, 2025	$3,437,953	$190,784	$99,850	$52,821	$2,311,446	$6,092,854
Accumulated depreciation and impairment as at January 1, 2024	$(2,809,559)	$(141,384)	$(61,534)	$(13,343)	$—	$(3,025,820)
Depreciation	(112,741)	(7,097)	(4,238)	(3,198)	—	(127,274)
Impairment	(75,969)	—	—	—	—	(75,969)
Disposals/retirements	15,900	2,741	1,528	2,350	—	22,519
Impact of foreign exchange	(37,111)	(1,296)	(348)	(366)	—	(39,121)
Accumulated depreciation and impairment as at December 31, 2024	(3,019,480)	(147,036)	(64,592)	(14,557)	—	(3,245,665)
Depreciation	(88,526)	(6,428)	(5,852)	(3,908)	—	(104,714)
Impairment	(55,910)	—	—	—	—	(55,910)
Disposals/retirements	—	723	1,339	1,237	—	3,299
Impact of foreign exchange	25,152	859	290	543	—	26,844
Accumulated depreciation and impairment as at December 31, 2025	$(3,138,764)	$(151,882)	$(68,815)	$(16,685)	$—	$(3,376,146)
Net carrying values
As at December 31, 2024	$458,392	$38,343	$29,480	$31,174	$1,719,754	$2,277,143
As at December 31, 2025	$299,189	$38,902	$31,035	$36,136	$2,311,446	$2,716,708

____________

(1)      Right-of-use assets consisted primarily of property leases.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. SATELLITES, PROPERTY AND OTHER EQUIPMENT (cont.)

Substantially all of the Company’s satellites, property and other equipment, excluding satellites, property and other equipment relating to the Telesat Lightspeed business which assets are held by the LEO Non-Guarantors, have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities, 2027 Senior Secured Notes and 2026 Senior Secured Notes as at December 31, 2025 (Note 24).

Substantially all of the Company’s satellites, property and other equipment relating to the Telesat Lightspeed business which assets are held by the LEO Non-Guarantors, have been pledged as security as a requirement of the Telesat Lightspeed Financing (Note 24).

Borrowing costs

For the year ended December 31, 2025, borrowing costs of $29.4 million relating to the Teleasat Lightspeed Financing were capitalized using the effective interest rate of 10.69%.

For the year ended December 31, 2024 there were no borrowing costs capitalized.

Impairment

The annual impairment tests for GEO CGUs in the fourth quarters of 2025 and 2024 in accordance with the policy described in Note 3.

Subsequent to the annual impairment test, the Company identified indicators of impairment resulting from customer contract negotiations, requiring additional impairment test. As a result of the impairment tests, the Company recognized, an impairment of $55.9 million recorded against satellites, property and other equipment (December 31, 2024 — $36.3 million). The impairments resulted from changes to the underlying assumptions associated with the related business plan particularly the lower revenue forecasts as a result of intensifying competition The recoverable amount of one of the GEO CGU was determined based on fair value less of disposal, whereas the recoverable amount of other GEO CGUs were determined using value-in-use. The recoverable amount of the GEO CGUs is more sensitive to the same inputs as GEO segment. See Note 18 for assumptions and sensitivities.

As at December 31, 2025, the recoverable amounts of the GEO CGUs were as follows:

•        Data Connectivity Satellite Services: $296.2 million

•        Regionally Focused Satellite Services: $10 million

Certain CGUs within the GEO segment are not individually disclosed as they did not experience impairment indicators during the period and are not material to the consolidated financial statements.

Joint arrangements

Telesat International Limited (“TIL”) and APT Satellite Company Limited entered into agreements relating to the Telstar 18 VANTAGE satellite, which are accounted for as a joint operation, whereby TIL’s interest is 42.5%. Telesat (IOM) Limited (“TIOM”) and Viasat Inc. entered into agreements relating to the ViaSat-1 satellite, which are accounted for as a joint operation, whereby TIOM owns the Canadian payload on the ViaSat-1 satellite.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS

The intangible assets are split between assets with finite and indefinite lives.

As stated in Note 3, commencing on January 1, 2025, the orbital slots were accounted for as finite life intangible assets. The change in estimate from indefinite life to finite life and the subsequent amortization of the orbital slots and the remaining indefinite life intangible assets are summarized below.

	Orbital slots	Trade name	Intellectual property	Total indefinite life intangible assets
Cost as at January 1, 2024	$608,793	$17,000	$83,896	$709,689
Impact of foreign exchange	2,380	—	7,228	9,608
Cost as at December 31, 2024	611,173	17,000	91,124	719,297
Transfer to finite life	(611,173)	—	—	(611,173)
Impact of foreign exchange	—	—	(4,181)	(4,181)
Cost as at December 31, 2025	$—	$17,000	$86,943	$103,943
Accumulated impairment as at January 1, 2024	$(66,880)	$—	$—	$(66,880)
Impairment	(191,048)	—	—	(191,048)
Impact of foreign exchange	(949)	—	—	(949)
	Orbital slots	Trade name	Intellectual property	Total indefinite life intangible assets
Accumulated impairment as at December 31, 2024	(258,877)	—	—	(258,877)
Transfer to finite life	258,877	—	—	258,877
Accumulated impairment as at December 31, 2025	$—	$—	$—	$—
Net carrying values
As at December 31, 2024	$352,296	$17,000	$91,124	$460,420
As at December 31, 2025	$—	$17,000	$86,943	$103,943

There were no disposals or retirements in the years ended December 31, 2025 and 2024 and no additions for the year ended December 31, 2025 and 2024.

The finite life intangible assets are summarized below.

	Revenue backlog	Orbital slots	Customer relationships	Customer contracts	Transponder rights	Concession rights	Software	Other	Total finite life intangible assets
Cost as at January 1, 2024	$223,664	$—	$194,659	$12,618	$16,718	$25,499	$1,193	$59	$474,410
Additions	—	—	—	—	—	52	—	—	52
Disposals	(223,664)	—	—	—	(16,718)	—			(240,382)
Impact of foreign exchange	—	—	251	—	—	(3,773)	—	—	(3,522)
Cost as at December 31, 2024	—	—	194,910	12,618	—	21,778	1,193	59	230,558
Disposals	—	—	—	(12,618)	—	(709)	—	—	(13,327)
Transfer from indefinite life	—	611,173	—	—	—	—	—	—	611,173
Impact of foreign exchange	—	(990)	(145)	—	—	1,564	—	—	429
Cost as at December 31, 2025	$—	$610,183	$194,765	$—	$—	$22,633	$1,193	$59	$828,833

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS (cont.)

	Revenue backlog	Orbital slots	Customer relationships	Customer contracts	Transponder rights	Concession rights	Software	Other	Total finite life intangible assets
Accumulated amortization and impairment as at January 1, 2024	$(221,862)	$—	$(161,619)	$(10,079)	$(16,718)	$(13,536)	$(596)	$(53)	$(424,463)
Amortization	(1,802)	—	(6,899)	(847)	—	(1,547)	(239)	(3)	(11,337)
Disposals	223,664	—	—	—	16,718	—	—	—	240,382
Impact of foreign exchange	—	—	(216)	—	—	2,122	—	—	1,906
Accumulated amortization and impairment as at December 31, 2024	—	—	(168,734)	(10,926)	—	(12,961)	(835)	(56)	(193,512)
Transfer from indefinite life	—	(258,877)	—	—	—	—	—	—	(258,877)
Amortization	—	(33,852)	(6,883)	(1,692)	—	(1,510)	(239)	(3)	(44,179)
Impairment	—	(7,093)	—	—	—	—	—	—	(7,093)
Disposals	—	—	—	12,618	—	709	—	—	13,327
Impact of foreign exchange	—	634	130	—	—	(928)	—	—	(164)
Accumulated amortization and impairment as at December 31, 2025	$—	$(299,188)	$(175,487)	$—	$—	$(14,690)	$(1,074)	$(59)	$(490,498)
Net carrying values
As at December 31, 2024	$—	$—	$26,176	$1,692	$—	$8,817	$358	$3	$37,046
As at December 31, 2025	$—	$310,995	$19,278	$—	$—	$7,943	$119	$—	$338,335

The total combined indefinite and finite life intangible assets are summarized below.

	As at December 31, 2025			As at December 31, 2024
	Cost	Accumulated amortization and impairment	Net carrying value	Cost	Accumulated amortization and impairment	Net carrying value
Indefinite life intangibles	$103,943	$—	$103,943	$719,297	$(258,877)	$460,420
Finite life intangibles	828,833	(490,498)	338,335	230,558	(193,512)	37,046
Total intangibles	$932,776	$(490,498)	$442,278	$949,855	$(452,389)	$497,466

The Company’s trade name has a long and established history, a strong reputation and has been synonymous with quality and growth within the satellite industry. It has been assigned an indefinite life because of expected ongoing future use.

The Company’s intellectual property relates to development of the planned Telesat Lightspeed constellation. It has been assigned an indefinite life because of anticipated ongoing development.

The following are the remaining useful lives of the intangible assets:

Years
Customer relationships	1 to 3
Concession rights	1 to 12
Software	0.5
Orbital slots	0 to 34

All of the Company’s intangible assets, excluding the intangible assets held in Telesat LEO, have been pledged as security as a requirement of the Company’s Senior Secured Credit Facilities, 2027 Senior Secured Notes and 2026 Senior Secured Notes (Note 24).

Substantially all of the Company’s intangible assets held in Telesat LEO, have been pledged as security as a requirement of the Telesat Lightspeed Financing (Note 24).

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

17. INTANGIBLE ASSETS (cont.)

Impairment

The annual impairment tests for indefinite life intangible assets were performed at the respective CGU level in the fourth quarters of 2025 and 2024 in accordance with the policy described in Note 3. Subsequent to the annual impairment test, the Company identified indicators of impairment resulting from customer contract negotiations, requiring an additional impairment test.

As a result of the impairment tests, the Company recognized an impairment loss of $7.1 million on the CGU’s intangible assets (December31, 2024 — $191.0 million). See Note 16 for disclosures.

18. GOODWILL

The goodwill balances are summarized below:

	GEO	LEO	Total
Allocated on January 1, 2025	$516,806	$2,096,166	$2,612,972
Impact of foreign exchange	—	(96,177)	(96,177)
Impairment	(302,220)	—	(302,220)
Balance on December 31, 2025	$214,586	$1,999,989	$2,214,575

Impairment

With the reallocation of goodwill as of January 1, 2024, GEO and LEO segments are now considered to be the lowest level at which the associated goodwill is monitored for the purpose of impairment.

Following the goodwill reallocation, goodwill balance as at January 1, 2024 was as follows:

•        GEO segment: $516.9 million

•        LEO segment: $2,096.1 million

These amounts represent the lowest level within the Company at which goodwill is monitored.

The annual impairment test on goodwill was performed in the fourth quarters of 2025 and 2024 in accordance with the policy described in Note 3. Subsequent to the annual impairment test, the Company identified indicators of impairment resulting from customer contract negotiations, requiring additional impairment test of the GEO segment. As a result of the impairment tests, the Company recognized $302.2 million impairment. The goodwill impairment was driven by a reduced number of GEO contract renewals arising from increased competition from newer LEO technology, coupled with sustained pricing pressure in services.

For the year ended December 31, 2025, the recoverable amount determined for the GEO CGU was $610.8 million, based on fair value less cost of disposal calculations.

The recoverable amount for the LEO segment exceeded its carrying amount ; therefore, no impairment was recognized. Following the goodwill impairment, the recoverable amount of the GEO CGU now approximates its carrying amount. Accordingly, any reasonably possible adverse changes in key assumptions would result in further impairment. The recoverable amount was determined based on fair value less cost of disposal.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

Discount rates

Discount rates reflect management’s estimates of the specific risks. Management uses a weighted average cost of capital as a discount rate. The discount rates used in the calculation are presented below:

	2025	2024
GEO – Segment	9.7%	10.0%
GEO – CGUs	9.5%	10.0%
LEO	Midpoint between 15% and 19%	Midpoint between 15% and 20%

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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

The most recent analysis showed that an increase of 1% in the discount rate associated with the GEO segment and Data Connectivity Satellite Services CGU would have resulted in an increase to corresponding impairment of $50.3 million and $6.7 million, respectively.

Similarly, if the unsecured revenue relating to the GEO segment and the Data Connectivity Satellite Services CGU were to decrease by 5%, this would have resulted in an increase to corresponding impairment of $57.3 million and $14.5 million, respectively.

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

19. TRADE AND OTHER PAYABLES

As at December 31,	2025	2024
Trade payables	$5,177	$107,952
Other payables and accrued liabilities(a)	52,270	50,324
Trade and other payables	$57,447	$158,276

____________

(a)      Other payables and accrued liabilities included payables that are not trade in nature as well as various operating and capital accruals.

20. OTHER CURRENT FINANCIAL LIABILITIES

As at December 31,	2025	2024
Derivative liabilities (Note 24)	$832, 432	$—
Interest payable(a)	19,342	20,849
Satellite performance incentive payments	3,230	2,708
Other	2,087	2,322
Security deposits	546	604
Other current financial liabilities	$857,637	$26,483

____________

(a)      Interest payable included interest payable on indebtedness and satellite performance incentive payments.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

20. OTHER CURRENT FINANCIAL LIABILITIES (cont.)

Derivative liabilities

As consideration for the Telesat Lightspeed Financing, Telesat LEO, before the initial draw on the loan, on November 15, 2024, entered into an agreement with the Government of Canada and the Government of Quebec which irrevocably granted warrants equivalent to 11.87% of common shares in the equity of Telesat LEO on a fully diluted basis (“Telesat Lightspeed Financing Warrants”). The Telesat Lightspeed Financing Warrants are exercisable in whole or in part, at any time after the second anniversary of the date of their original issuance (November 15, 2026) and up to 10 years from the issuance date (November 15, 2034) subject to certain terms and conditions of the warrant agreement based upon an equity valuation of US$3 billion for Telesat LEO. In connection with a corporate reorganization (“Reorganization”) of Telesat LEO completed in September 2025, the Telesat Lightspeed Financing Warrants became exercisable for 11.87% of the limited partnership units of Lightspeed LEO Limited Partnership, a limited partnership which holds all of the Telesat LEO shares, which warrants were fair valued upon the completion of the conditions precedent. Unless the Warrant holder has expressly indicated that it does not consent to the Cash Settlement Option, the Partnership has the right to settle either in cash or units. As the warrants become exercisable at any time after November 15, 2026, the related derivative liabilities have been classified as current liabilities.

The movements in Telesat Lightspeed Financing Warrants were as follows:

	Government of Canada	Government of Quebec	Total
Balance on December 31, 2024	$519,948	$97,187	$617,135
Change in fair value	181,426	33,911	215,337
Impact of foreign exchange	(34)	(6)	(40)
Balance on December 31, 2025	$701,340	$131,092	$832,432

Fair value

The Company measured the fair value of the Telesat Lightspeed Financing Warrants using an American-style option pricing model which uses a number of unobservable inputs. Some of the inputs requiring significant assumptions and judgements include the value of the Telesat LEO business and the volatility.

Sensitivity

As a part of valuation of the Telesat Lightspeed Warrants, the Company assesses the impact of the changes in volatility.

As of December 31, 2025, the decrease in the volatility by 10% would result in a decrease in the value of the total Telesat Lightspeed Warrants of $27.3 million.

Changes in amounts in the assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could amplify or reduce certain sensitivities.

Actual operating results for the value of Telesat LEO business and the volatility could differ from the estimated balances used in the impairment analysis, and had different estimates been used, it could have resulted in a different fair value.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. OTHER CURRENT LIABILITIES

As at December 31,	2025	2024
Deferred revenue (Note 23)	$45,329	$57,543
Decommissioning liabilities (Note 23)	943	938
Uncertain tax positions	1,315	1,315
Lease liabilities	2,725	2,038
Other	8,119	4,072
Other current liabilities	$58,431	$65,906

22. OTHER LONG-TERM FINANCIAL LIABILITIES

As at December 31,	2025	2024
Derivative liabilities (Note 24)	$—	$617,135
Satellite performance incentive payments	9,125	12,352
Security deposits includes tax indemnification	966	1,069
Other long-term financial liabilities	$10,091	$630,556

23. OTHER LONG-TERM LIABILITIES

As at December 31,	2025	2024
Deferred revenue(b)	$157,525	$185,400
Accrued benefit liabilities (Note 32)	65,160	70,474
Lease liabilities(c)	37,384	31,337
Decommissioning liabilities(a)	1,967	1,795
Uncertain tax positions	175	175
Other long-term liabilities	$262,211	$289,181

____________

(a)      The current and long-term decommissioning liabilities on property and equipment were $2.9 million (December 31, 2024 — $2.7 million). The decommissioning liabilities are for the restoration of leased buildings and teleports. During the year ended December 31, 2025, $0.1 million of interest expense was recorded on decommissioning liabilities (December 31, 2024 — $0.1 million). During the year ended December 31, 2025 and 2024 there were no decommissioning liabilities derecognized. It is expected that the decommissioning liabilities will mature between 2026 and 2062.

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

The Company expects the backlog as at December 31, 2025 to be recognized as follows (in millions of Canadian dollars):

2026	2027	2028	2029	2030	Thereafter	Total
$283,391	$191,046	$104,032	$79,679	$55,882	$112,677	$826,707

(c)      The expected undiscounted contractual cash flows of the lease liabilities as at December 31, 2025 were as follows:
2026	2027	2028	2029	2030	Thereafter	Total
$4,838	$4,777	$4,635	$4,942	$4,711	$33,486	$57,389

The undiscounted contractual cash flows included $17.3 million of interest payments.

In addition, there were certain leases which were signed but not capitalized as at December 31, 2025. Based upon the assessed lease term, the expected undiscounted cash flows totaled $41.3 million.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS

As at December 31,	2025	2024
Senior Secured Credit Facilities
Term Loan B (December 31, 2025 and December 31, 2024 – US$1,320,531)	$1,812,296	$1,889,451
2027 Senior Unsecured Notes (December 31, 2025 – US$213,035 and December 31, 2024 – US$221,250)	292,369	318,246
2026 Senior Secured Notes (December 31, 2025 and December 31, 2024 – US$387,047)	531,183	566,728
2027 Senior Secured Notes (December 31, 2025 and December 31, 2024 – US$224,995)	308,783	323,633
Telesat Lightspeed Financing
Government of Canada	603,376	—
Government of Quebec	112,780	—
	3,660,787	3,098,058
Deferred financing costs, prepayment options, warrants and loss on repayment	(167,180)	(1,443)
	3,493,607	3,096,615
Less: current indebtedness	(2,341,145)	—
Long-term indebtedness	$1,152,462	$3,096,615

Term Loan B

On December 6, 2019, Telesat Canada entered into a new amended and restated Credit Agreement (“2019 Amendment”) with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities (“Senior Secured Credit Facilities”). The Senior Secured Credit Facilities, have two tranches — a revolving credit facility of up to $200.0 million US dollars which matured in December 2024 and Term Loan B of US$1,908.5 million maturing in December 2026 described below:

The Term Loan B is a US$1,908.5 million facility maturing in December 2026. The borrowings under the Term Loan B bore interest at a floating rate of either: (i) LIBOR as periodically determined for interest rate periods selected by Telesat Canada in accordance with the terms of the Senior Secured Credit Facilities, plus an applicable margin of 2.75%; or (ii) Alternative Base Rate as determined in accordance with the terms of the Senior Secured Credit Facilities plus an applicable margin of 1.75%. The mandatory principal repayment is equal to 0.25% of the original aggregate principal amount, payable on the last day of each quarter, commencing on March 31, 2020. As a result of the prepayment made in December 2020, mandatory quarterly principal repayments are no longer required.

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

Debt issue costs of $16.0 million were incurred in connection with the 2019 Amendment, inclusive of $1.3 million relating to the revolving credit facility. As at December 31, 2025, the debt costs had a carrying value of $1.9 million (December 31, 2024 — $3.9 million). The Senior Secured Credit Facilities are secured by substantially all of Telesat Canada’s assets, excluding assets relating to the Telesat Lightspeed business which assets are held by the LEO Non-Guarantors. All obligations under the Credit Agreement are guaranteed by Telesat Canada and certain

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

existing subsidiaries (“Guarantors”). The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The Credit Agreement contained total leverage ratio covenants that restrict, with certain exceptions, the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents.

During the year ended December 31, 2024, Telesat Canada repurchased a portion of the Term Loan B with a principal amount of $137.9 million (US$101.2 million) in exchange for $69.1 million (US$50.7 million). The repurchase resulted in a write-off of the related debt issue costs and loss on repayment in the amount of $0.4 million (US$0.3 million), and a gain on repurchase of debt of $68.8 million (US$50.5 million).

The weighted average effective interest rate for the year ended December 31, 2025 was 7.49% (December 31, 2024 — 7.64%).

2027 Senior Unsecured Notes

On October 11, 2019, Telesat Canada issued, through a private placement, US$550 million of Senior Unsecured Notes which mature in October 2027. The 2027 Senior Unsecured Notes bear interest at an annual rate of 6.5% with interest payments payable in April and October, annually, which commenced in April 2020. Debt issue costs of $7.4 million were incurred in connection with the issuance of the 2027 Senior Unsecured Notes and had a carrying value of $1.1 million as at December 31, 2025 (December 31, 2024 — $1.7 million).

The 2027 Senior Unsecured Notes include covenants or terms that restrict the Company’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries.

The 2027 Senior Unsecured Notes are structurally subordinated to Telesat Canada’s existing and future secured indebtedness, including obligations under its Senior Secured Credit Facilities and Senior Secured Notes. The 2027 Senior Unsecured Notes are governed by the 2027 Senior Unsecured Notes Indenture.

The indenture agreement for the 2027 Senior Unsecured Notes contained provisions for certain prepayment options which were fair valued at the time of debt issuance. The initial fair value impact, as at October 11, 2019, of the prepayment option related to the 2027 Senior Unsecured Notes was a $17.8 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $2.6 million as at December 31, 2025 (December 31, 2024 — $4.0 million).

During the year ended December 31, 2025, Telesat Canada repurchased 2027 Senior Unsecured Notes with a principal amount of $11.4 million (US$8.2 million) in exchange for $4.5 million (US$3.3 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $0.1 million (US$0.1 million), and a gain on repurchase of debt of $6.9 million (US$5.0 million).

During the year ended December 31, 2024, Telesat Canada repurchased 2027 Senior Unsecured Notes with a principal amount of $100.4 million (US$73.8 million) in exchange for $30.4 million (US$22.3 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $0.4 million (US$0.3 million), and a gain on repurchase of debt of $70.0 million (US$51.4 million).

The weighted average effective interest rate for the year ended December 31, 2025 was 6.19% (December 31, 2024 — 6.21%).

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

2027 Senior Secured Notes

On December 6, 2019, Telesat Canada issued, through private placement, US$400 million of 2027 Senior Secured Notes, which mature in June 2027. The 2027 Senior Secured Notes bear interest at an annual rate of 4.875% with interest payable on June 1 and December 1, annually, which commenced in June 2020. Debt issue costs of $6.6 million were incurred in connection with the issuance of the 2027 Senior Secured Notes and had a carrying value of $0.9 million as at December 31, 2025 (December 31, 2024 — $1.5 million).

The 2027 Senior Secured Notes are guaranteed by the Company and certain Guarantors. The 2027 Senior Secured Notes are governed by the 2027 Senior Secured Notes Indenture. The obligations under the 2027 Senior Secured Notes Indenture are secured, subject to certain exceptions, by first priority liens and security interest in the assets of Telesat Canada and the Guarantors. The 2027 Senior Secured Notes include covenants or terms that restricts the Company’s ability to, among other things: (i) incur or guarantee additional indebtedness, or issue disqualified stock or preferred shares, (ii) incur liens, (iii) pay dividends, or make certain restricted payments or investments, (iv) enter into certain transactions with affiliates, (v) modify or cancel satellite insurance, (vi) consolidate, merge, sell or otherwise dispose of substantially all assets, (vii) create restrictions on the ability to pay dividends, make loans, and sell assets, and (viii) designate subsidiaries as unrestricted subsidiaries.

The indenture agreement for the 2027 Senior Secured Notes contained provisions for certain prepayment options which were fair valued at the time of debt issuance. The initial fair value impact, as at December 6, 2019, of the prepayment option related to the 2027 Senior Secured Notes was a $10.6 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $1.5 million as at December 31, 2025 (December 31, 2024 — $2.5 million).

During the year ended December 31, 2024, Telesat Canada repurchased 2027 Senior Secured Notes with a principal amount of $103.3 million (US$75.0 million) in exchange for $48.4 million (US$35.1 million). The repurchase resulted in a write-off of the related debt issue costs and prepayment options in the amount of $0.2 million (US$0.2 million), and a gain on repurchase of debt of $54.9 million (US$39.9 million).

The weighted average effective interest rate for the year ended December 31, 2025 was 4.74% (December 31, 2024 — 4.74%).

2026 Senior Secured Notes

On April 27, 2021, Telesat Canada, as issuer, and Telesat LLC, as co-issuer, issued US$500 million in aggregate principal amount of 2026 Senior Secured Notes maturing in December 2026. The 2026 Senior Secured Notes bear interest at an annual rate of 5.625% with interest payable on June 1 and December 1, which commenced in December 2021 to holders of record on the immediately preceding May 15 or November 15, as the case may be. Debt issue costs of $6.8 million were incurred in connection with the issuance of the 2026 Senior Secured Notes and had a carrying value of $1.0 million as at December 31, 2025 (December 31, 2024 — $2.1 million).

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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

The indenture agreement for the 2026 Senior Secured Notes contained provisions for certain prepayment options which were fair valued at the time of debt issuance. The initial fair value impact, as at April 27, 2021, of the prepayment option related to the 2026 Senior Secured Notes was a $1.9 million increase to the indebtedness. This liability is subsequently amortized using the effective interest method and had a carrying amount of $0.3 million as at December 31, 2025 (December 31, 2024 — $0.6 million).

During the year ended December 31, 2024, Telesat Canada repurchased 2026 Senior Secured Notes with a principal amount of $16.4 million (US$12.0 million) in exchange for $8.0 million (US$5.9 million). The repurchase resulted in no write-off of the related debt issue costs and prepayment options, and a gain on repurchase of debt of $8.4 million (US$6.1 million).

The weighted average effective interest rate for year ended December 31, 2025 was 5.80% (December 31, 2024 — 5.80%).

The Term Loan B, 2027 Senior Unsecured Notes, 2027 Senior Secured Notes and 2026 Senior Secured Notes (collectively, “Telesat Canada Debt”) were presented on the balance sheet net of related deferred financing costs. The deferred financing costs are amortized using the effective interest method. The short-term and long-term portions of deferred financing costs, prepayment options and loss on repayment were as follows:

As at December 31,	2025	2024
Short-term deferred financing costs	$2,973	$—
Long-term deferred financing costs	11,837	9,148
	$14,810	$9,148
Short-term prepayment options	$(286)	$—
Long-term prepayment options	(4,057)	(6,999)
	$(4,343)	$(6,999)
Short-term loss on repayment	$(353)	$—
Long-term loss on repayment	—	(706)
	$(353)	$(706)
Warrants	157,066	—
	157,066	—
Deferred financing costs, prepayment options, warrants and loss on repayment	$167,180	$1,443

The Company’s Term Loan B and 2026 Senior Secured Notes issued by Telesat Canada, are scheduled to mature in December 2026, resulting in substantial obligations that will require repayment or refinancing. Based on current projections, the Company’s consolidated cash flows from operations alone, which includes those of Telesat Canada, are not expected to be sufficient to satisfy these obligations as they come due. Refer to Note 2 for further discussion on management’s actions in managing the liquidity risk associated with the term loans and 2026 Senior Secured Notes that become due in December 2026.

Telesat Lightspeed Financing — Senior Secured Term Loan Facilities

To fund its Telesat Lightspeed LEO constellation, on September 13, 2024, Telesat LEO entered into the Telesat Lightspeed Financing with the Government of Canada and Government of Quebec in the principal amount of $2,140 million and $400 million, respectively.

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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

In addition to the regular repayment, Telesat LEO will also be required to make mandatory prepayment or repayment under certain circumstances including in cases when it has excess cash flows. The Telesat Lightspeed Financing also provides a full or partial prepayment option to Telesat LEO.

Telesat Lightspeed Financing includes certain compliance requirements which include both financial and non-financial covenants that Telesat must be complied with.

Debt issue costs of $37.5 million were incurred in connection with the Telesat Lightspeed Financing, representing $31.1 million and $6.4 million, respectively, for the Government of Canada and Government of Quebec. These balances are recorded against prepaid and other current assets and other long-term assets. As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the current and long-term assets is transferred to the debt issue costs against the long-term indebtedness. The amount against the indebtedness is subsequently amortized using the effective interest method. The carrying amount against the indebtedness as of December 31, 2025 was $9.8 million (December 31, 2024 — $Nil).

The debt balance includes capitalized interest of $29.4 million as of December 31, 2025 (December 31, 2024 — $Nil).

The Telesat Lightspeed Financing is secured by substantially all of the assets relating to the Telesat Lightspeed business which assets are held by the LEO Non-Guarantors. As at November 15, 2024, Telesat has met the conditions precedent to drawdown of the loans under the Telesat LEO Financing. As at December 31, 2025, $690.0 million was drawn under the facilities (December 31, 2024 — $Nil).

Telesat Lightspeed Financing Warrants

As consideration for the Telesat Lightspeed Financing, Telesat LEO, before the initial draw on the loan, on November 15, 2024, entered into an agreement with the Government of Canada and the Government of Quebec which irrevocably granted warrants equivalent to 11.87% of common shares in the equity of Telesat LEO on a fully diluted basis (“Telesat Lightspeed Financing Warrants”). The Telesat Lightspeed Financing Warrants are exercisable in whole or in part, at any time after the second anniversary of the date of their original issuance (November 15, 2026) and up to 10 years from the issuance date (November 15, 2034) subject to certain terms and conditions of the warrant agreement based upon an equity valuation of US$3 billion for Telesat LEO. In connection with the Reorganization of Telesat LEO completed in September 2025, the Telesat Lightspeed Financing Warrants became exercisable for 11.87% of the limited partnership units of Lightspeed LEO Limited Partnership, a limited partnership which holds all of the Telesat LEO shares, which warrants were fair valued upon the completion of the conditions precedent. See Note 35.

The Telesat Lightspeed Financing Warrants are exercisable in whole or in part, using a cash or cashless exercise feature (at the sole discretion of holder),. The standard cash exercise of the warrants meets the definition of gross-settled equity instruments, on the other hand, if the cashless exercise is used, the number of units will vary depending on fair market value of the Lightspeed LEO Limited Partnership units at the time of exercise. Consequently, the Telesat Lightspeed Financing Warrants fail to meet fixed-for-fixed criteria for equity classification and have been designated at fair value through profit and loss classified as a Level 3 instrument (Note 30). On initial recognition, the derivative liabilities was recorded against other current financial liabilities (Note 20), prepaid expenses and other current assets (Note 13), and other long-term assets.

As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the prepaid expenses and other current assets and other long-term assets will be transferred against the long-term indebtedness. The amount against the indebtedness is subsequently amortized using the effective interest method. The carrying amount against the indebtedness as of December 31, 2025 was $157.1 million (December 31, 2024 — $Nil).

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

24. INDEBTEDNESS (cont.)

Deferred Financing Charges

Deferred financing charges include the debt issue costs associated with the Telesat Lightspeed Financing and the initial value of the Telesat Lightspeed Financing Warrants granted to the Government of Canada and the Government of Quebec. As drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the deferred financing charges will be transferred to debt issue costs against the long-term indebtedness and amortized to interest expense using the effective interest method.

The activity in deferred financing charges for the year ended December 31, 2025 is as follows:

	Telesat Lightspeed Financing Warrants	Debt issue costs	Total
As at December 31, 2024	$617,476	$37,468	$654,944
Transferred to debt issue costs	(164,155)	(10,270)	(174,425)
Additions	—	1,000	1,000
Impact of foreign exchange	(24,221)	(1,364)	(25,585)
As at December 31, 2025	$429,100	$26,834	$455,934

Covenant Compliance

As at December 31, 2025, Telesat is in compliance with the financial covenants of the Telesat Canada Debt and the Telesat Lightspeed Financing.

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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

25. SHARE CAPITAL (cont.)

The number of shares and stated value of the outstanding shares were as follows:

	December 31, 2025		December 31, 2024
	Number of shares	Stated value	Number of shares	Stated value
Telesat Public Shares	14,730,782	$63,657	14,080,010	$52,742
Class C Shares	112,841	6,340	112,841	6,340
	14,843,623	$69,997	14,192,851	$59,082

The breakdown of the number of Telesat Public Shares, as at December 31, 2025, was as follows:

Telesat Public shares
Class A Common shares	4,383,668
Class B Variable Voting shares	10,347,114
Total Telesat Public shares	14,730,782

The number of Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at December 31, 2025.

In addition, the Company has one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at December 31, 2025 and 2024.

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

During the year ended December 31, 2025, 453,338 RSUs were settled for 228,251 Telesat Public Shares, on a net settlement basis.

During the year ended December 31, 2025, 187,349 PSUs were settled for 103,678 Telesat Public Shares, on a net settlement basis.

During the year ended December 31, 2025, 58,335 stock options were exercised in exchange for an equal number of Telesat Public Shares.

During the year ended December 31, 2025, 12,500 Telesat Public Shares were issued in exchange for an equal number of Class A LP Units in the Partnership.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

25. SHARE CAPITAL (cont.)

During the year ended December 31, 2025, 248,008 Telesat Public Shares were issued in exchange for an equal number of Class B LP Units in the Partnership.

The number and stated value of the outstanding Limited Partnership units (“LP Units”) of Telesat Partnership LP were as follows:

	December 31, 2025		December 31, 2024
	Number of units	Stated value	Number of units	Stated value
Class A and Class B LP Units	18,061,284	$49,428	18,321,792	$50,141
Class C LP Units	18,098,362	38,893	18,098,362	38,893
	36,159,646	$88,321	36,420,154	$89,034

During the year ended December 31, 2025, all remaining Class A LP Units were exchanged for Telesat Public Shares. Only Class B LP Units remain.

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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

25. SHARE CAPITAL (cont.)

Class	Voting for Directors	All Other Votes	Second Tabulation Votes
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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

26. NON-CONTROLLING INTEREST

Non-controlling interests represent equity interests in the Partnership that are not attributable to the Company. As of December 31, 2025, the Corporation held a general partnership interest representing approximately 29% economic interest in the Partnership (December 31, 2024 — approximately 28%). The remaining 71% economic interest represents exchangeable units held by the limited partnership unit holders (December 31, 2024 — 72%).

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

Diluted earnings per share is calculated to give effect to equity awards.

The following table presents reconciliations of the numerators of the basic and diluted per share computations:

For the years ended December 31,	2025	2024	2023
Net income (loss) attributable to Telesat Corporation Shares	$(155,354)	$(87,720)	$157,118
Effect of diluted securities	—	—	15,486
Diluted net income (loss) attributable to Telesat Corporation Shares	$(155,354)	$(87,720)	$172,604

The following table presents reconciliations of the denominators of the basic and diluted per share computations:

	2025	2024	2023
Basic total weighted average number of Telesat Public Shares and Class C Shares (Telesat Canada Common Shares) outstanding	14,640,626	13,937,443	13,417,290
Effect of diluted securities
Stock options	—	—	51,617
RSUs	—	—	1,435,113
DSUs	—	—	91,587
PSUs	—	—	292,614
Diluted total weighted average number of Telesat Public Shares and Class C Shares (Telesat Canada Common Shares) outstanding	14,640,626	13,937,443	15,288,221

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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

28. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million for a period until June 30, 2028 relating to the Telesat Lightspeed constellation.

For the year ended December 31, 2025, the Company recorded $3.6 million relating to the agreement (December 31, 2024 — $13.4 million, December 31, 2023 — $19.5 million).

Of the amount recorded during 2025, no amount was recorded as a reduction to satellites, property and other equipment and $3.6 million was recorded as a reduction to operating expenses (2024 — $5.4 million was recorded as a reduction in satellites, property and other equipment and $8.0 million as a reduction to operating expenses).

29. CAPITAL DISCLOSURES

The Company’s financial strategy is designed to maintain compliance with the financial covenant under its Senior Secured Credit Facilities (Note 24), and to maximize returns to its shareholders and other stakeholders. The Company meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis. The Company’s overall financial strategy remains unchanged from 2024.

The Company defines its capital as Telesat Corporation’s shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves), non-controlling interest and debt financing (comprising indebtedness and excluding deferred financing costs, prepayment options and loss on repayment as defined in Note 24).

The Company’s capital was as follows:

As at December 31,	2025	2024
Shareholders’ equity (excluding reserves)	$400,811	$526,415
Non-controlling interest	$1,238,776	$1,786,425
Debt financing (excluding deferred financing costs, prepayment options, warrants and loss on repayment)	$3,660,787	$3,098,058

The Company’s operating results are tracked against budget on a regular basis, and this analysis is reviewed by senior management.

30. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at December 31, 2025.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at December 31, 2025, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $586.9 million (December 31, 2024 — $721.3 million).

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. FINANCIAL INSTRUMENTS (cont.)

The following table provides breakdown by maturity of financial assets as at December 31, 2025:

	Carrying amount	Contractual cash flows
		2026	2027	2028	2029	2030	Thereafter
Cash and cash equivalents	$509,798	$509,798	$—	$—	$—	$—	$—
Trade and other receivables, excluding deferred receivables	52,091	52,091	—	—	—	—	—
Deferred receivables	23,477	6,332	14,258	708	699	691	789
Other financial assets	1,568	430	—	—	—	—	1,138
	$586,934	$568,651	$14,258	$708	$699	$691	$1,927

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at December 31, 2025, North American and International customers made up 67% and 33% of the outstanding trade receivable balance, respectively (December 31, 2024 — 48% and 52%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at December 31, 2025 was $13.8 million (December 31, 2024 — $8.9 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness, cash and short-term investments. As at December 31, 2025, a portion of the indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $2,944.6 million, before netting of deferred financing costs, prepayment options, warrants and loss on repayment. As at December 31, 2024, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,098.1 million, before netting of deferred financing cost, prepayment options and loss on repayment.

In addition, there is also an impact as a result of the exchange rate variations to the extent that transactions and denominated in Canadian dollars in entities who have a functional currency other than Canadian dollars with the most significant impact being on the Telesat Lightspeed Financing Warrant derivative liabilities and Telesat Lightspeed Financing indebtedness. As at December 31, 2025, the derivative liabilities and indebtedness had balances of $832.4 million and $716.2 million, respectively (December 31, 2024 — $617.1 million and $Nil, respectively), with $429.1 million remaining against deferred charges (December 31, 2024 — $617.5 million).

As at December 31, 2025, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have decreased (increased) net income (loss) by $70.8 million (December 31, 2024 — $185.0 million) and increased (decreased) other comprehensive income (loss) by $62.0 million (December 31, 2024 — $13.4 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income (loss) of $5.5 million for the year ended December 31, 2025 (December 31, 2024 — $4.7 million), excluding any impact from the capitalization of interest tied to the Telesat Lightspeed Financing.

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The contractual maturities of financial liabilities as at December 31, 2025 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	2026	2027	2028	2029	2030	Thereafter
Trade and other payables	$57,447	$57,447	$57,447	$—	$—	$—	$—	$—
Customer and other deposits	1,313	1,313	546	451	160	—	—	156
Satellite performance incentive payments	12,588	14,775	4,063	2,625	2,509	2,509	2,509	560
Derivative liabilities	832,432	832,432	832,432	—	—	—	—	—
Other financial liabilities	2,277	2,277	2,277	—	—	—	—	—
Indebtedness(1)	3,679,896	6,970,595	2,524,802	627,683	216,352	478,126	572,453	2,551,179
	$4,585,953	$7,878,839	$3,421,567	$630,759	$219,021	$480,635	$574,962	$2,551,895

____________

(1)      Indebtedness excludes deferred financing costs, prepayment options, warrants and loss on repayment. The contractual cash flows for Telesat Lightspeed Financing include anticipated future drawings and mandatory repayments against the loan.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$233	$2,420
Indebtedness	$19,109	$1,146,443

The ability of Telesat Canada to meet its financial obligations depends on its capacity to generate sufficient cash flow and access financing on acceptable terms. As of the date of this report, the Term Loan B and 2026 Senior Secured Notes are scheduled to mature in December 2026, which will require significant repayment or refinancing. Refer to Note 2 for further discussion on management’s actions in managing the liquidity risk associated with the term loans and 2026 Senior Secured Notes that become due in December 2026.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

30. FINANCIAL INSTRUMENTS (cont.)

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at December 31, 2025	Amortized cost	Fair value through profit or loss	Fair value	Fair value hierarchy
Cash and cash equivalents	$509,798	$—	$509,798	Level 1
Trade and other receivables	58,422	—	58,422	(1)
Other current financial assets	430	—	430	Level 1
Other long-term financial assets	18,283	—	18,283	Level 1
Trade and other payables	(57,447)	—	(57,447)	(1)
Other current financial liabilities	(25,205)	(832,432)	(857,652)	Level 2
Other long-term financial liabilities	(10,091)	—	(10,014)	Level 2, Level 3
Indebtedness(2)	(3,660,787)	—	(2,845,442)	Level 2
	$(3,166,597)	$(832,432)	$(3,183,622)
As at December 31, 2024	Amortized cost	Fair value through profit or loss	Fair value	Fair value hierarchy
Cash and cash equivalents	$552,064	$—	$552,064	Level 1
Trade and other receivables	158,930	—	158,930	(1)
Other current financial assets	565	—	565	Level 1
Other long-term financial assets	9,767	—	9,767	Level 1
Trade and other payables	(158,276)	—	(158,276)	(1)
Other current financial liabilities	(26,483)	—	(26,272)	Level 2
Other long-term financial liabilities	(13,421)	(617,135)	(630,962)	Level 2, Level 3
Indebtedness(2)	(3,098,058)	—	(1,688,023)	Level 2
	$(2,574,912)	$(617,135)	$(1,782,207)

____________

(1)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

(2)      Indebtedness excludes deferred financing costs, prepayment options and loss on prepayment.

Assets pledged as security

The Senior Secured Credit Facilities, 2027 Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets relating to the Telesat Lightspeed business which assets are held by the LEO Non-Guarantors.

The Telesat Lightspeed Financing is secured by substantially all the assets relating to the Telesat Lightspeed business which assets are held by the LEO Non-Guarantors.

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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at December 31, 2025, cash and cash equivalents included $15.5 million (December 31, 2024 — $13.3 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at December 31, 2025 and 2024, the discount rate used was 7.0% and 7.3%, respectively.

The fair value of the indebtedness, excluding the Telesat Lightspeed Financing, was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The rate used in the calculation of the fair value of the Telesat Lightspeed Financing is a percentage of face value of the indebtedness. The fair value of the Telesat Lightspeed Financing excludes deferred financing costs and warrants. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used, which are a percentage of face value of the indebtedness, were as follows:

As at December 31	2025	2024
Term Loan B	79.21%	55.88%
2027 Senior Unsecured Notes	46.84%	40.66%
2027 Senior Secured Notes	77.41%	56.10%
2026 Senior Secured Notes	80.16%	56.72%
Telesat Lightspeed Financing	84.92%	—%

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

The discount rates used to discount cash flows as at December 31, 2025 ranged from 3.74% to 3.97% (December 31, 2024 — 4.37% to 4.63%).

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

The movements in Telesat Lightspeed Financing Warrants were as follows:

	Government of Canada	Government of Quebec	Total
Balance on December 31, 2024	$519,948	$97,187	$617,135
Change in fair value	181,426	33,911	215,337
Impact of foreign exchange	(34)	(6)	(40)
Balance on December 31, 2025	$701,340	$131,092	$832,432

31. SHARE-BASED COMPENSATION PLANS

The share-based compensation expense included in the consolidated statements of income (loss) was as follows:

For the years ended December 31,	2025	2024	2023
Operating expenses	$4,145	$17,557	$33,015

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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

On November 19, 2021, Telesat Corporation adopted an omnibus long-term incentive plan which was amended and restated as at June 18, 2024 (“Omnibus Plan”). The Omnibus Plan allows for a variety of equity-based awards including stock options, RSUs, DSUs and PSUs. The stock options, RSUs, DSUs and PSUs are collectively referred to as “Award”. Each Award will represent the right to receive Public Shares or, in the case of PSUs, RSUs or DSUs, Public Shares or cash, in accordance with the terms of the Omnibus Plan.

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

Historic Plans

The change in number of stock options outstanding and their weighted average exercise price for the Historic Plans were summarized below:

	Telesat Corporation time vesting options
	Number of options	Weighted average exercise price
Outstanding at December 31, 2023	199,634	$38.76
Expired	(144,938)
Forfeited	(2,068)
Outstanding at December 31, 2024	52,628	$70.83
Forfeited	(3,102)
Outstanding at December 31, 2025	49,526	$71.33

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. SHARE-BASED COMPENSATION PLANS (cont.)

The quantity of stock options that are exercisable and the weighted average remaining life were as follows:

As at December 31,	2025	2024
Telesat Corporation time vesting options	49,526	51,595
Weighted average remaining life	1 year	1 year

There were no stock options granted under the Historic Plans during 2024 or 2025. No further stock options will be granted under the Historic Plans.

The movement in the number of RSUs under the Historic Plans were as follows:

	RSUs with time criteria	RSUs with time and performance criteria
Outstanding, December 31, 2023	517,688	124,080
Settled	(517,688)	—
Outstanding, December 31, 2024	—	124,080
Forfeited	—	(124,080)
Outstanding, December 31, 2025	—	—

There were no RSUs that vested but not settled during 2024 or 2025. No further RSUs will be granted under the Historic Plans.

Omnibus Plan

The change in number of stock options outstanding and their weighted average exercise price for the Omnibus Plan were summarized below:

	Telesat Corporation time vesting options
	Number of options	Weighted average exercise price
Outstanding at December 31, 2023	803,265	$13.38
Exercised	(30,087)
Outstanding at December 31, 2024	773,178	$13.35
Forfeited	(15,684)
Exercised	(58,335)
Outstanding at December 31, 2025	699,159	$13.28

No stock options were issued during the year ended December 31, 2025, and there are 531,340 stock options exercisable as of December 31, 2025.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

31. SHARE-BASED COMPENSATION PLANS (cont.)

The movement in the number of RSUs, PSUs and DSUs under the Omnibus Plan was as follows:

	RSUs with time criteria	PSUs with time and performance criteria	DSUs
Outstanding, December 31, 2023	784,725	375,137	124,616
Granted	504,670	410,888	77,252
Settled	(305,547)	(230,863)	(12,434)
Forfeited	(19,143)	—	—
Outstanding, December 31, 2024	964,705	555,162	189,434
Granted	260,883	208,312	42,729
Settled	(453,338)	(187,349)	—
Forfeited	(64,784)	(46,069)	—
Outstanding, December 31, 2025	707,466	530,056	232,163

The Company maintains defined benefit pension plans for Telesat Canada employees (“Canadian Pension Plans”). In October 2013, the Company ceased to allow new employees to join certain defined benefit plans, except under certain circumstances, and commenced a defined contribution pension plan for new employees.

Employee Share Purchase Plan

In 2025, the Company established an ESPP. The ESPP is a cash-settled share-based payment plan, whereby employees of the Company can acquire common shares through regular payroll deductions. Company-matched employee contributions, up to a maximum of five thousand dollars per annum, are restricted to a one year holding period. The employee and Company’s contributions are remitted to an independent plan administrator who is responsible for purchasing common shares on the market on behalf of the employee.

The amount expensed for the year ended December 31, 2025 was $0.3 million (December 31, 2024 — $Nil).

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

Effective January 1, 2024, the Pension Plan for Employees of Telesat Canada and the Pension Plan for Designated Employees of Telesat Canada were merged into one plan, the Pension Plan for Employees of Telesat Canada, subject to final regulatory filings and approvals, which were outstanding as of December 31, 2025. The combined plan is closed entirely to new members with respect to the defined benefit provisions. The merged plan offers a defined contribution pension to certain pre-existing and all new employees of Telesat Canada and Telesat LEO.

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

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

For Canadian Pension Plans, the pension expense for 2025 was determined based on membership data as at December 31, 2024. The accrued benefit obligation as at December 31, 2025 was determined based on the membership data as at December 31, 2024, and extrapolated one year based on December 31, 2025 assumptions. For US Pension Plans, the pension expense for 2025 was determined based on membership data as at December 31, 2024. The accrued benefit obligation as at December 31, 2025 was determined based on the membership data as at December 31, 2024, and extrapolated one year based on December 31, 2025 assumptions.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

For Canadian Post-employment Benefit Plans, the expense for 2025 was based on membership and eligibility data as at December 31, 2025 and the accrued benefit obligations as at December 31, 2025 was based on membership data as at December 31, 2025. The accrued benefit obligation for US Post-employment Benefit Plans as at December 31, 2025, related to certain retired Loral employees, was determined based on membership data as at December 31, 2024. For other US Post-employment Benefit Plans, the accrued benefit obligation as at December 31, 2025 was determined based on membership data as at January 1, 2025 and extrapolated, based on December 31, 2025 assumptions.

The most recent valuation of the pension plans for funding purposes was as of January 1, 2025. Valuations will be performed for the pension plans as of January 1, 2026.

The expenses included on the consolidated statements of income (loss) and the consolidated statements of comprehensive income (loss) were as follows:

For the year ended December 31, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$4,245	$537	$4,782	$670	$—	$670
Interest expense	$(2,475)	$142	$(2,333)	$1,054	$211	$1,265
Consolidated statements of comprehensive income (loss)
Actuarial (gains) losses on employee benefit plans	$(10,276)	$(3,345)	$(13,621)	$(976)	$(127)	$(1,103)
For the year ended December 31, 2024	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$4,349	$712	$5,061	$587	$—	$587
Interest expense	$(1,682)	$405	$(1,277)	$939	$188	$1,127
Consolidated statements of comprehensive income (loss)
Actuarial (gains) losses on employee benefit plans	$(19,966)	$(3,926)	$(23,892)	$1,554	$(290)	$1,264
For the year ended December 31, 2023	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$4,524	$684	$5,208	$466	$—	$466
Interest expense	$(2,294)	$567	$(1,727)	$927	$193	$1,120
Consolidated statements of comprehensive income (loss)
Actuarial (gains) losses on employee benefit plans	$4,753	$(1,224)	$3,529	$1,364	$157	$1,521

The Company made contributions of $3.7 million for various defined contribution arrangements during the year ended December 31, 2025 (December 31, 2024 — $3.8 million).

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

The balance sheet obligations, distributed between pension and other post-employment benefits were as follows:

As at December 31,	2025	2024
Included in other long-term liabilities
Pension benefits	$42,336	$44,533
Other post-employment benefits	22,824	25,941
Accrued benefit liabilities	$65,160	$70,474
Included in other long-term assets
Pension benefits	$109,812	$99,554

The amounts recognized in the balance sheets and the funded statuses of the benefit plans were as follows:

As at December 31, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Present value of funded obligations	$312,113	$58,140	$370,253	$—	$—	$—
Fair value of plan assets	(380,168)	(59,092)	(439,260)	—	—	—
	(68,055)	(952)	(69,007)	—	—	—
Present value of unfunded obligations	1,531	—	1,531	22,400	424	22,824
(Pension benefits) accrued benefit liabilities	$(66,524)	$(952)	$(67,476)	$22,400	$424	$22,824
As at December 31, 2024	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Present value of funded obligations	$314,844	$60,161	$375,005	$—	$—	$—
Fair value of plan assets	(374,424)	(57,168)	(431,592)	—	—	—
	(59,580)	2,993	(56,587)	—	—	—
Present value of unfunded obligations	1,566	—	1,566	22,395	3,546	25,941
(Pension benefits) accrued benefit liabilities	$(58,014)	$2,993	$(55,021)	$22,395	$3,546	$25,941

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

The changes in the benefit obligations and in the fair value of plan assets were as follows:

As at December 31, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Change in benefits obligations
Benefit obligation, January 1, 2025	$316,410	$60,161	$376,571	$22,395	$3,546	$25,941
Current service cost	3,675	537	4,212	670	—	670
Interest expense	14,574	3,161	17,735	1,054	211	1,265
Remeasurements
Actuarial gains arising from plan experience	(8,121)	(437)	(8,558)	—	420	420
Actuarial gains from change in demographic assumptions	—	—	—	—	—	—
Actuarial gains from changes in financial assumptions	—	1,365	1,365	(976)	(547)	(1,523)
Benefits paid	(13,810)	(3,889)	(17,699)	(742)	(94)	(836)
Contributions by plan participants	813	—	813	—	—	—
Curtailment	—	—	—	—	(2,962)	(2,962)
Foreign exchange & other	103	(2,758)	(2,655)	(1)	(150)	(151)
Benefit obligation, December 31, 2025	313,644	58,140	371,784	22,400	424	22,824
Change in fair value of plan assets
Fair value of plan assets, January 1, 2025	(374,424)	(57,168)	(431,592)	—	—	—
Contributions by plan participants	(813)	—	(813)	—	—	—
Contributions by employer	(1,145)	(1,149)	(2,294)	(742)	(94)	(836)
Transfer to other plans	1,038	—	1,038	—	—	—
Interest income	(17,049)	(3,019)	(20,068)	—	—	—
Benefits paid	13,810	3,889	17,699	742	94	836
Remeasurements
Return on plan assets, excluding interest income	(2,155)	(4,715)	(6,870)	—	—	—
Administrative costs	570	442	1,012	—	—	—
Foreign exchange & other	—	2,628	2,628	—	—	—
Fair value of plan assets, December 31, 2025	(380,168)	(59,092)	(439,260)	—	—	—
(Pension benefits) accrued benefit liabilities, December 31, 2025	$(66,524)	$(952)	$(67,476)	$22,400	$424	$22,824

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

As at December 31, 2024	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Change in benefits obligations
Benefit obligation, January 1, 2024	$307,546	$58,546	$366,092	$19,999	$3,720	$23,719
Current service cost	3,890	712	4,602	587	—	587
Interest expense	14,185	2,987	17,172	939	188	1,127
Remeasurements
Actuarial gains arising from plan experience	3,253	(513)	2,740	—	(177)	(177)
Actuarial gains from change in demographic assumptions	—	—	—	—	—	—
Actuarial gains from changes in financial assumptions	—	(3,024)	(3,024)	1,554	(113)	1,441
Benefits paid	(13,215)	(3,567)	(16,782)	(684)	(378)	(1,062)
Contributions by plan participants	862	—	862	—	—	—
Foreign exchange & other	(111)	5,020	4,909	—	306	306
Benefit obligation, December 31, 2024	316,410	60,161	376,571	22,395	3,546	25,941
Change in fair value of plan assets
Fair value of plan assets, January 1, 2024	(348,170)	(49,913)	(398,083)	—	—	—
Contributions by plan participants	(862)	—	(862)	—	—	—
Contributions by employer	(1,364)	(3,462)	(4,826)	(684)	(378)	(1,062)
Transfer to other plans	1,384	—	1,384	—	—	—
Interest income	(15,867)	(2,582)	(18,449)	—	—	—
Benefits paid	13,215	3,567	16,782	684	378	1,062
Remeasurements
Return on plan assets, excluding interest income	(23,219)	(389)	(23,608)	—	—	—
Administrative costs	459	—	459	—	—	—
Foreign exchange & other	—	(4,389)	(4,389)	—	—	—
Fair value of plan assets, December 31, 2024	(374,424)	(57,168)	(431,592)	—	—	—
(Pension benefits) accrued benefit liabilities, December 31, 2024	$(58,014)	$2,993	$(55,021)	$22,395	$3,546	$25,941

For the Canadian Pension Plans, the weighted average duration of the defined benefit obligation and weighted average duration of the current service cost as at December 31, 2025 are 13 years and 18 years, respectively. For the Canadian Other Post-employment Benefit Plans, the weighted average duration of the defined benefit obligation and weighted average duration of the current service cost as at December 31, 2025 are 13 years and 27 years, respectively. For the US Pension Plans, the weighted average duration of the defined benefit obligation as at December 31, 2025 is 10 years.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

The estimated future benefit payments for the defined benefit pension plans and other post-employment benefit plans until 2035 are as follows:

	Pension Plans	Other Post- employment Benefit Plans
2026	$20,905	$1,097
2027	$21,836	$1,140
2028	$22,679	$1,184
2029	$23,361	$1,265
2030	$24,143	$1,319
2031 to 2035	$123,915	$7,377

Benefit payments include obligations to 2035 only as obligations beyond this date are not quantifiable.

The fair value of the plan assets were allocated as follows between the various types of investments:

Canadian Pension Plans

As at December 31,	2025	2024
Equity securities
Canada	13.9%	13.3%
United States	8.1%	7.9%
International (other than United States)	8.2%	7.5%
Emerging markets	3.0%	2.8%
Fixed income instruments
Canada	24.7%	68.0%
Cash and cash equivalents	42.1%	0.5%

US Pension Plans

As at December 31,	2025	2024
Equity securities
United States	25.9%	31.2%
Canada	1.0%	1.0%
International	13.8%	17.2%
Fixed income instruments
United States	38.0%	28.7%
Canada	0.3%	0.1%
International	6.1%	3.2%
Other investments
United States	10.8%	13.4%
Canada	0.3%	0.3%
International	3.8%	4.9%

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

Plan assets are valued at the measurement date of December 31 each year.

The following are the significant assumptions adopted in measuring the Company’s pension and other benefit obligations:

Pension plans

	Canadian		US
As at December 31,	2025	2024	2025	2024
Actuarial benefit obligation
Discount rate	4.70%	4.65%	5.35%	5.60%
Benefit costs for the year ended
Discount rate	4.65%	4.65%	5.60%	5.10%
Future salary growth	2.50%	2.50%	N/A	N/A

Other Post-employment Benefit Plans

As at December 31,	Canadian			US
	2025		2024	2025	2024
Benefit costs for the year ended
Discount rate	4.65%		4.65%	5.35%	5.60%
Health care cost trend rate	6.58%		6.04%	N/A	N/A
Other medical trend rates	4.00	% to 5.66%	4.00% to 5.11%	N/A	N/A

For certain Canadian Post-retirement Plans the above trend rates are applicable for 2025 to 2029 which will decrease linearly to 4.75% in 2032 and grading down to an ultimate rate of 3.57% per annum in 2043 and thereafter.

Sensitivity of assumptions

The calculation of the defined benefit obligation is sensitive to the assumptions set out above. The following table summarizes how the impact on the defined benefit obligation as at December 31, 2025 and 2024 would have increased or decreased as a result of the change in the respective assumptions by one percent.

Pension plans

As at December 31, 2025	Canadian		US
	1% increase	1% decrease	1% increase		1% decrease
Discount rate	$(33,380)	$39,801		$(5,083)		$5,988
Future salary growth	$(4,560)	$4,266	$	N/A	$	N/A
As at December 31, 2024	Canadian		US
	1% increase	1% decrease	1% increase		1% decrease
Discount rate	$(34,758)	$42,597		$(5,288)		$6,238
Future salary growth	$(3,988)	$4,466	$	N/A	$	N/A

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

32. EMPLOYEE BENEFIT PLANS (cont.)

Other Post-employment Benefit Plans

	Canadian		US
As at December 31, 2025	1% increase	1% decrease	1% increase		1% decrease
Discount rate	$(2,493)	$3,059		$(26)		$29
Medical and dental trend rates	$2,193	$(1,853)	$	N/A	$	N/A
	Canadian		US
As at December 31, 2024	1% increase	1% decrease	1% increase		1% decrease
Discount rate	$(2,714)	$3,360		$(227)		$256
Medical and dental trend rates	$2,074	$(1,755)	$	N/A	$	N/A

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

The Company expects to make contributions of $1.0 million to the Canadian defined benefit plans, $1.2 million to the U.S. defined benefit plans and $3.0 million to the defined contribution plan during the next fiscal year.

33. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at December 31,	2025	2024	2023
Cash	$494,275	$538,792	$1,423,902
Short-term investments(1)	15,523	13,272	245,187
Cash and cash equivalents	$509,798	$552,064	$1,669,089

____________

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

For the years ended December 31,	2025	2024	2023
Income taxes paid	$(11,374)	$(68,612)	$(67,342)
Income taxes received	19,594	8,102	501
	$8,220	$(60,510)	$(66,841)

Interest paid, net of interest received was comprised of the following:

For the years ended December 31,	2025	2024	2023
Interest paid	$(205,191)	$(231,316)	$(271,925)
Interest received	20,404	69,721	62,664
	$(184,787)	$(161,595)	$(209,261)

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

The reconciliation of the liabilities arising from financing activities were as follows:

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2025	$3,096,615	$15,060	$33,375
Cash inflows	689,789
Cash outflows	(4,501)	(2,035)	(2,709)
Amortization of deferred financing costs, prepayment options, warrants and loss on repayment	4,414	—	—
Gain on repurchase of debt	(6,896)	—	—
Interest paid	—	—	(1,725)
Interest accrued	26,206	—	2,107
Non-cash transfer from deferred charges to indebtedness of debt issue costs and warrants	(174,425)	—	—
Non-cash additions	—	—	9,491
Impact of foreign exchange	(137,595)	(670)	(430)
Balance as at December 31, 2025	$3,493,607	$12,355	$40,109
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2024	$3,197,019	$18,271	$33,339
Cash outflows	(155,903)	(4,572)	(2,422)
Amortization of deferred financing costs, prepayment options and loss on repayment	1,105	—	—
Gain on repurchase of debt	(202,493)	—	—
Non-cash additions	—	—	2,103
Interest paid	—	—	(1,518)
Interest accrued	—	—	1,518
Non-cash disposals	—	—	(324)
Impact of foreign exchange	256,887	1,361	679
Balance as at December 31, 2024	$3,096,615	$15,060	$33,375
	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2023	$3,850,081	$25,124	$34,106
Cash outflows	(344,014)	(6,385)	(2,171)
Amortization of deferred financing costs, prepayment options and loss on repayment	1,028	—	—
Gain on repurchase of debt	(230,080)	—	—
Non-cash additions	—	—	1,473
Interest paid	—	—	(1,523)
Interest accrued	—	—	1,523
Impact of foreign exchange	(79,996)	(468)	(69)
Balance as at December 31, 2023	$3,197,019	$18,271	$33,339

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

33. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

The net change in operating assets and liabilities was comprised of the following:

For the years ended December 31,	2025	2024	2023
Trade and other receivables	$96,317	$(13,800)	$(24,431)
Financial assets	(9,061)	(2,634)	3,437
Other assets	(54,932)	(38,952)	(7,322)
Trade and other payables	(3,521)	18,278	(4,085)
Financial liabilities	582	(454)	(639)
Other liabilities	43,928	(7,558)	(6,172)
	$73,313	$(45,120)	$(39,212)

Non-cash investing activities were comprised of:

For the years ended December 31,	2025	2024	2023
Satellite, property and other equipment	$49,443	$109,960	$8,847
Intangible assets	$—	$—	$3,204

34. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at December 31, 2025:

	2026	2027	2028	2029	2030	Thereafter	Total
Property leases	$1,203	$1,203	$1,203	$1,203	$1,203	$11,672	$17,687
Capital commitments	506,065	6,176	—	—	—	—	512,241
Other operating commitments	23,668	13,269	12,642	13,620	12,306	35,360	110,865
	$530,936	$20,648	$13,845	$14,823	$13,509	$47,032	$640,793

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third-party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2026 to 2051.

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

The Company has entered into contracts for the deployment of the Telesat Lightspeed constellation and other capital expenditures. The total outstanding commitments as at December 31, 2025 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at December 31, 2025, customer prepayments of $190.3 million (December 31, 2024 — $243.0 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

Telesat previously received assessments from Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2002 to 2021. The total disputed amount for the period 2002 to 2021, including interest and penalties, is now $109.4 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. The Company has challenged the assessments. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

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

Telesat Canada is in a contract dispute with its customers Shaw Satellite G.P. and Shaw Satellite Services Inc. (collectively, “Shaw”), regarding payments for services provided to Shaw on the Anik F2 satellite and related ground services pursuant to two agreements with terms that ended December 31, 2025. Shaw has purported to terminate both agreements alleging that the Anik F2 RF channel services failed to meet the required performance parameters. While the Anik F2 satellite experienced a North-South thruster failure in late 2021, and was transitioned to inclined operations in late 2022, the Anik F2 satellite remains capable of meeting the performance parameters in the agreements. Telesat Canada commenced an action against Shaw in the Ontario Superior Court of Justice on September 26, 2024 seeking, among other things, damages for breach of contract and breach of the duty of good faith in the amount of $45 million. Shaw has denied that Telesat is entitled to the damages claimed and, among other things, claimed damages against Telesat in the amount of $14 million for breach of contract. While we believe we have a strong position in this contract dispute with Shaw, no assurances can be made on a successful outcome to the dispute and, further, no assurances can be made on recovery of any amounts in connection therewith.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

34. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

On January 21, 2026, Wilmington Savings Fund, FSB (the “Plaintiff”), in its capacity as Administrative Agent under the Credit Agreement dated as of March 28, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”) by and among Telesat Canada, Telesat LLC, and the guarantors party thereto, at the direction of the holders of a majority of the outstanding term loans under the Credit Agreement (the “Term Lenders”), issued claims in the State of New York against Telesat Canada and Telesat LEO CanHold Corporation and in the Province of Ontario against these same defendants along with Telesat Corporation, Telesat LEO Holdings ULC and the Directors of Telesat Canada. The claim relates to a transaction Telesat completed and announced on September 12, 2025 (see Note 35), in which Telesat completed the distribution of 62% of the equity of its Telesat Lightspeed business (the “Transferred Equity”) from Telesat Canada to Telesat LEO CanHold Corporation, an indirect subsidiary of Telesat Corporation (“SpinCo” and the transaction, the “Transaction”). The Plaintiffs allege that Transaction (i) was in violation of sections 34 or 36 of the Canada Business Corporations Act (the “CBCA”); (ii) effected a result that was oppressive to, unfairly prejudicial to, or unfairly disregarded the reasonable expectations of the Term Lenders; (iii) breached Section 6.03 of the Credit Agreement claiming that the Transaction resulted in Telesat Canada transferring all or substantially all of its value (specifically the 62% of equity in Telesat Lightspeed) to SpinCo; and (iv) violated section 2 of the Ontario Fraudulent Conveyances Act, claiming that Telesat Canada was insolvent at the time of the Transaction and undertook the Transaction with the intent to harm and prejudiced the Term Lenders. The Plaintiffs seek various relief including (a) remedying the effects of the Transaction on the Term Lenders, including but not limited to an order providing the Term Lenders with an interest in Telesat Corporation, SpinCo, and/or Telesat LEO Holdings ULC (along with its predecessor Telesat LEO Holdings Inc.) equal to the value of the Transferred Equity; (b) damages in an amount to be determined; (c) a declaration that the Transaction is void as against the Term Lenders; (d) an order pursuant to section 118(2) of the CBCA to restore to Telesat Canada any amounts distributed or paid to SpinCo pursuant to the Transaction and not otherwise recovered by Telesat Canada; and (e) costs of the proceedings. In the event that the Plaintiffs were to prevail on their claim for breach of the credit agreement, they could attempt to accelerate the payment of the Term Loan which, if successful, could result in an acceleration of the remainder of the Telesat Canada Debt. Telesat believes the lawsuits, filed at the direction of a group of distressed debt hedge funds, are without merit and intends to defend itself vigorously.

Other than the legal proceedings disclosed above, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

35. SUBSIDIARIES

On September 12, 2025, the Company completed the Reorganization which resulted in an indirect distribution of the equity of Telesat LEO Inc. within the wholly-owned subsidiaries of Telesat. As a result of the Reorganization, Telesat LEO Inc., which previously issued the Telesat Lightspeed Financing Warrants to the Government of Canada and the Government of Quebec (See Note 24), exchanged all its issued and outstanding common shares on a one-for-one basis for LP Units of the newly created Lightspeed LEO Limited Partnership. Telesat LEO Inc. continues as Telesat LEO ULC. Lightspeed Limited Partnership owns all of the issued and outstanding equity of Telesat LEO. Concurrently, the Company amended and restated its Telesat Lightspeed Financing Warrants with the Government of Canada and the Government of Quebec to change the issuing entity to be Lightspeed LEO Limited Partnership. The salient terms of the Telesat Lightspeed Financing Warrants remain unchanged from the Issuance Date. The series of transactions executed for the Reorganization were structured on a tax deferred basis for both Canadian and US tax purposes.

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

35. SUBSIDIARIES (cont.)

The list of significant companies included in the scope of consolidation as at December 31, 2025 was as follows:

Company	Country	Method of Consolidation	% voting rights(1)
Lightspeed LEO Limited Partnership	Canada	Fully consolidated	100
Loral Skynet Corporation	United States	Fully consolidated	100
Loral Space & Communications Inc.	United States	Fully consolidated	100
Skynet Satellite Corporation	United States	Fully consolidated	100
Telesat (IOM) Limited	Isle of Man	Fully consolidated	100
Telesat Brasil Capacidade de Satelites Ltda.	Brazil	Fully consolidated	100
Telesat Can ULC	Canada	Fully consolidated	100
Telesat CanHold Corporation	Canada	Fully consolidated	100
Telesat Canada	Canada	Fully consolidated	100
Telesat International Limited	United Kingdom	Fully consolidated	100
Telesat LEO Holdings ULC	Canada	Fully consolidated	100
Telesat LEO U.S. Inc.	United States	Fully consolidated	100
Telesat LEO ULC	Canada	Fully consolidated	100
Telesat Network Services, Inc.	United States	Fully consolidated	100
Telesat Partnership LP	Canada	Fully consolidated	100
Telesat Satellite LP	United States	Fully consolidated	100
Telesat Spectrum General Partnership	Canada	Fully consolidated	100
Telesat U.S. Services, LLC	United States	Fully consolidated	100
The SpaceConnection, Inc.	United States	Fully consolidated	100

____________

(1)    Details of the non-controlling interest are described in Note 26.

(2)    In 2025, Infosat Able Holdings, Inc. was excluded from the listing given the completion of the sale of the subsidiary in August 2024. Infosat Able Holdings, Inc was from the United States, was a wholly-owned subsidiary and fully consolidated.

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

Compensation of executives and Board level directors

For the years ended December 31,	2025	2024	2023
Short-term benefits (including salaries)	$16,541	$14,883	$17,014
Special payments	838	915	—
Post-employment benefits	1,129	1,488	1,790
Share-based payments	3,032	16,589	31,551
	$21,540	$33,875	$50,355

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
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

During the year ended December 31, 2025 no RSUs were settled, on a net settlement basis, in exchange for Public shares of Telesat Corporation but 124,080 RSUs were forfeited.

On November 19, 2021, Telesat Corporation adopted the Omnibus Plan. The Omnibus Plan allows for a variety of equity-based awards including stock options, RSUs, PSUs and DSUs.

The following Awards were issued under the Omnibus Plan:

For the years ended December 31,	2025	2024	2023
DSUs issued to certain members of the Board of Directors	42,729	77,252	78,040
RSUs to key management personnel, which vest over a three-year period	209,860	414,540	464,834
PSUs to key management personnel, which include both a time and performance condition on vesting	208,312	410,888	281,683
Stock options to key management personnel	—	—	550,519

Of the Awards that were issued under the Omnibus Plan, the following Awards have been settled.

For the year ended December 31, 2025	Options Exercised	Awards Settled	Public Shares issued
DSUs issued to certain members of the Board of Directors	—	—	—
RSUs to key management personnel, which vest over a three-year period(1)	—	376,822	186,358
PSUs to key management personnel, which include both a time and performance condition on vesting(1)	—	187,349	103,678
Stock options to key management personnel	58,335	—	58,335

____________

(1)    RSUs and PSUs were settled on a net settlement basis

Telesat Corporation
Notes to the 2025 Consolidated Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)

36. RELATED PARTY TRANSACTIONS (cont.)

For the year ended December 31, 2024	Options Exercised	Awards Settled	Public Shares issued
DSUs issued to certain members of the Board of Directors	—	12,434	12,434
RSUs to key management personnel, which vest over a three-year period(1)	—	223,819	96,408
PSUs to key management personnel, which include both a time and performance condition on vesting	—	230,863	145,197
Stock options to key management personnel	30,087	—	30,087

____________

(1)    RSUs were settled on a net settlement basis

Transactions with related parties

Related parties included Red Isle Private Investments Inc. and MHR Fund Management LLC. There were no transactions or balances with Red Isle Private Investments Inc. or MHR Fund Management LLC during any of the periods presented.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the year ended December 31, 2025 were $2.3 million (December 31, 2024 — $4.8 million).

Financial Statement Schedule I
Telesat Corporation
Condensed Financial Information of the Parent Company
Condensed Statements of Income (Loss)

(in thousands of Canadian dollars)	For the years ended December 31,
	2025	2024	2023
Revenue	$—	$—	$—
Operating expenses	(1,640)	(1,106)	(509)
Operating (expenses) income	(1,640)	(1,106)	(509)
Income (loss) from subsidiaries	(153,676)	(83,324)	158,314
Interest expense	(107)	(119)	(69)
Interest and other income (expense)	195	(3,224)	2
Gain (loss) on foreign exchange	(126)	53	(620)
Income (loss) before income taxes	(155,354)	(87,720)	157,118
Tax (expense) recovery	—	—	—
Net income (loss)	$(155,354)	$(87,720)	$157,118

Financial Statement Schedule I
Telesat Corporation
Condensed Financial Information of the Parent Company
Condensed Statements Comprehensive Income (Loss)

(in thousands of Canadian dollars)	For the years ended December 31,
	2025	2024	2023
Net income (loss)	$(155,354)	$(87,720)	157,118
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	508	(665)	791
Items that will not be reclassified to profit or loss
Other comprehensive income (loss) from subsidiaries	(57,230)	108,061	(15,122)
Total other comprehensive income (loss)	(56,722)	107,396	(14,331)
Total comprehensive income (loss)	$(212,076)	19,676	142,787

Financial Statement Schedule I
Telesat Corporation
Condensed Financial Information of the Parent Company
Condensed Balance Sheets

(in thousands of Canadian dollars)	December 31, 2025	December 31, 2024
ASSETS
Cash and cash equivalents	$6,705	$895
Trade and other receivables	1,128	1,128
Intercompany receivables	11,239	2,017
Prepaid expenses and other current assets	269	—
Total current assets	19,341	4,040
Investment in subsidiaries	526,568	715,059
Total assets	$545,909	$719,099

LIABILITIES
Trade and other payables	$250	$39
Other current financial liabilities	4	4
Intercompany payables	2,369	312
Other current liabilities	118	—
Total current liabilities	2,741	355
Other long-term financial liabilities	12,348	8,464
Total liabilities	15,089	8,819

SHAREHOLDERS’ EQUITY
Share capital	69,997	59,082
Accumulated earnings	330,814	467,333
Reserves	130,009	183,865
Total shareholders’ equity	530,820	710,280
Total liabilities and shareholders’ equity	$545,909	$719,099

Financial Statement Schedule I
Telesat Corporation
Condensed Financial Information of the Parent Company
Condensed Statements of Cash Flows

(in thousands of Canadian dollars)		For the years ended December 31,
	Notes	2025	2024	2023
Cash flows from operating activities
Net income (loss)		$(155,354)	$(87,720)	$157,118
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Interest expense		107	119	69
Interest income		(195)	(56)	(2)
(Gain) loss on foreign exchange		126	(53)	620
Share-based compensation		447	—	(692)
(Income) loss from subsidiaries		153,676	83,324	(158,314)
Non-cash other income (expense)		—	3,281	—
Interest paid		(107)	(119)	(64)
Interest received		194	56	2
Operating assets and liabilities		6,670	1,625	1,958
Net cash from operating activities		5,564	457	695

Cash flows (used in) generated from financing activities
Proceeds from exercise of stock options		550	—	—
Tax withholdings on settlement of restricted share units		(224)	(346)	—
Net cash (used in) generated from financing activities		326	(346)
Effect of changes in exchange rates on cash and cash equivalents		(80)	76	(5)
Changes in cash and cash equivalents		5,810	187	690
Cash and cash equivalents, beginning of year		895	708	18
Cash and cash equivalents, end of year		$6,705	$895	$708

Financial Statement Schedule I
Telesat Corporation
Condensed Financial Information of the Parent Company

Note to Financial Statement Schedule I

Schedule I has been provided pursuant to the requirements of Rule 12-04(a) and 5-04-(c) of Regulation S-X, which require condensed financial information as to the financial position, change in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

The condensed financial information has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements except that the equity method has been used to account for investments in its subsidiaries. Such investments in subsidiaries are presented on the balance sheets as investment in subsidiaries and the income (loss) of the subsidiaries is presented as income (loss) from subsidiaries.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

As of December 31, 2025, the Company had no significant capital and other commitments, long-term obligations, or guarantee, except for those which have been disclosed in the consolidated financial statements.